As filed with the Securities and Exchange Commission on January 11, 2024
Registration No. 333-274897
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-14
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 1	☒
(Check appropriate box or boxes)
BLACKROCK TCP CAPITAL CORP.
(Exact Name of Registrant as Specified in Charter)
2951 28th Street, Suite 1000
Santa Monica, California 90405
(Address of Principal Executive Offices)
(310) 566-1000
(Area Code and Telephone Number)
Rajneesh Vig
Laurence D. Paredes
BlackRock TCP Capital Corp.
2951 28th Street, Suite 1000
Santa Monica, California 90405
(Name and Address of Agent for Service)
Copies to:

Michael K. Hoffman
David C. Hepp
Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, NY 10001
Telephone: (212) 735-3406
Approximate Date of Proposed Public Offering: As soon as practicable after this registration statement becomes effective and upon completion of the transactions described in the enclosed document.
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission. TCPC may not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This document is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or jurisdiction where such offer or sale is not permitted.
PRELIMINARY — SUBJECT TO COMPLETION — DATED JANUARY 11, 2024
BLACKROCK TCP CAPITAL CORP.
2951 28th Street, Suite 1000
Santa Monica, California 90405
MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT
January 11, 2024

Dear Stockholder:
You are cordially invited to attend the 2024 Special Meeting of Stockholders (the “TCPC Special Meeting”) of BlackRock TCP Capital Corp., a Delaware corporation (“TCPC”), to be held virtually on March 7, 2024, at 2:00 p.m. Eastern Time (11:00 a.m. Pacific Time), at the following website: https://meetnow.global/MG7S5WA. Stockholders of record of TCPC at the close of business on January 8, 2024, are entitled to notice of, and to vote at, the TCPC Special Meeting or any adjournment or postponement thereof.
The notice of special meeting and the joint proxy statement/prospectus accompanying this letter provide an outline of the business to be conducted at the TCPC Special Meeting. At the TCPC Special Meeting, you will be asked to approve the issuance of additional shares of common stock, par value $0.001 per share, of TCPC (“TCPC Common Stock”) to be issued pursuant to the Amended and Restated Agreement and Plan of Merger, dated as of January 10, 2024 (the “Merger Agreement”), among BlackRock Capital Investment Corporation, a Delaware corporation (“BCIC”), TCPC, BCIC Merger Sub, LLC, a Delaware limited liability company and an indirect wholly-owned subsidiary of TCPC (“Merger Sub”), and, for the limited purposes set forth therein, BlackRock Capital Investment Advisors, LLC, a Delaware limited liability company and investment adviser to BCIC (“BCIA”), and Tennenbaum Capital Partners, LLC, a Delaware limited liability company and wholly-owned subsidiary of BCIA and investment adviser to TCPC (“TCP” and, together with BCIA, the “Advisors”) (the “TCPC Stock Issuance Proposal”).
Closing of the Merger (as defined below) is contingent upon (a) TCPC stockholder approval of the TCPC Stock Issuance Proposal, (b) BCIC stockholder approval of the Merger Agreement and (c) satisfaction or waiver of certain other closing conditions. If the Merger does not close, then the additional TCPC Common Stock will not be issued pursuant to the TCPC Stock Issuance Proposal, even if approved by the TCPC stockholders.
TCPC and BCIC are proposing a combination of both companies by a merger and related transactions pursuant to the Merger Agreement in which BCIC will merge with and into Merger Sub (the “Merger”), with Merger Sub continuing as the surviving company and as a wholly-owned subsidiary of Special Value Continuation Partners LLC, a Delaware limited liability company and wholly-owned subsidiary of TCPC.
Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of common stock, par value $0.001 per share, of BCIC (“BCIC Common Stock”) issued and outstanding immediately prior to the Effective Time (other than shares (i) owned by TCPC or any of its consolidated subsidiaries or (ii) held by BCIC as treasury stock (the “Cancelled Shares”)) will be converted into the right to receive a number of shares of TCPC Common Stock equal to the Exchange Ratio (as defined below), plus any cash (without interest) in lieu of fractional shares.
Under the Merger Agreement, as of a mutually agreed date no earlier than 48 hours (excluding Sundays and holidays) prior to the Effective Time (such date, the “Determination Date”), each of BCIC and TCPC will deliver to the other a calculation of its net asset value as of such date (such calculation with respect to BCIC, the “Closing BCIC Net Asset Value” and such calculation with respect to TCPC, the “Closing TCPC Net Asset Value”), in each case, based on the same assumptions and methodologies, and applying the same categories of adjustments to net asset value historically used in preparing the calculation of the net asset value per share by the applicable party, except (i) that, in the case of BCIC, any quoted investments valued by reference to bid-ask prices will be valued at the mid-point of the bid-ask spread as reported by the pricing vendor or broker, such that the valuation treatment of such investments is consistent with the valuation policies of TCPC, and (ii) as otherwise may be mutually agreed by the parties.
Based on such calculations, the parties will calculate:
•
the “BCIC Per Share NAV”, which will be equal to (i) the Closing BCIC Net Asset Value divided by (ii) the number of shares of BCIC Common Stock issued and outstanding as of the Determination Date (excluding any Cancelled Shares); and

•	the “TCPC Per Share NAV”, which will be equal to (A) the Closing TCPC Net Asset Value divided by (B) the number of shares of TCPC Common Stock issued and outstanding as of the Determination Date.

The “Exchange Ratio” will be equal to the quotient (rounded to four decimal places) of (i) the BCIC Per Share NAV divided by (ii) the TCPC Per Share NAV.
The market value of the consideration to be received by BCIC’s stockholders will fluctuate with changes in the market price of TCPC Common Stock. TCPC urges you to obtain current market quotations of TCPC Common Stock. TCPC Common Stock currently trades on the Nasdaq Global Select Market (“Nasdaq”) under the ticker symbol “TCPC”. The following table shows the closing sale prices of TCPC Common Stock, as reported on Nasdaq on January 9, 2024, the last trading day before the execution of the Merger Agreement, and on January 10, 2024, the last trading day before printing this document.
TCPC Common Stock
Closing Sales Price on January 9, 2024	$11.85
Closing Sales Price on January 10, 2024	$11.99
In connection with the entry into the Merger Agreement and subject to completion of the Merger, following the Effective Time, TCP, in its capacity as investment adviser to TCPC and, following the Merger, the investment adviser of the combined company, has agreed:
(i)
to reduce the base management fee rate from 1.50% to 1.25% on assets equal to or below 200% of the net asset value of TCPC (for the avoidance of doubt, the base management fee rate on assets that exceed 200% of the net asset value of TCPC would remain 1.00%) with no change to the basis of calculation;

(ii)
to waive all or a portion of its advisory fees to the extent the adjusted net investment income of TCPC on a per share basis (determined by dividing the adjusted net investment income of TCPC by the weighted average outstanding shares of TCPC during the relevant quarter) is less than $0.32 per share in any of the first four (4) fiscal quarters ending after the Effective Time (the first of which will be the quarter in which the Effective Time occurs unless the Effective Time occurs on the last day of the quarter) to the extent there are sufficient advisory fees to cover such deficit (for the avoidance of doubt, the waiver amount in a given quarter cannot exceed the total advisory fees for such quarter); and

(iii)
that, for the purposes of calculating net investment income (as described in clause (ii) above) and certain incentive fee calculations under the Amended TCPC Investment Advisory Agreement, any amortization or accretion of any purchase premium or purchase discount to interest income or any gains and losses resulting solely from accounting adjustments to the cost basis of the BCIC assets acquired in the Merger as required under applicable accounting guidance will be excluded.

Your vote is extremely important. The holders of at least one-third of the issued and outstanding shares of TCPC Common Stock as of the TCPC Record Date must be present at the TCPC Special Meeting for the TCPC Stock Issuance Proposal to be voted on. The approval of the TCPC Stock Issuance Proposal requires the affirmative vote of the holders of at least a majority of votes cast by holders of shares of TCPC Common Stock present at the TCPC Special Meeting, virtually or represented by proxy, and entitled to vote thereat. Abstentions and uninstructed shares (i.e., shares of record held by banks, brokers or other nominees, but with respect to which the beneficial owner of such shares has not provided instructions on how to vote on a particular proposal), if any, will not be included in determining the number of votes cast and, because the TCPC Stock Issuance Proposal requires the affirmative vote of the holders of at least a majority of votes cast, abstentions and uninstructed shares will have no effect on the voting outcome of the TCPC Stock Issuance Proposal at a meeting at which a quorum is present. Abstentions, but not uninstructed shares, will be treated as shares present for quorum purposes.
After careful consideration and, with respect to the TCPC Stock Issuance Proposal, on the recommendation of the special committee of the Board of Directors of TCPC (the “TCPC Board”) comprised of all of the independent directors of TCPC, the TCPC Board unanimously recommends that TCPC’s stockholders vote “FOR” the TCPC Stock Issuance Proposal.
It is important that your shares be represented at the TCPC Special Meeting. Please follow the instructions on the enclosed proxy card and vote via the Internet, by telephone or by signing, dating and returning the enclosed proxy card. TCPC encourages you to vote via the Internet as it saves TCPC significant time and processing costs. Voting by proxy does not deprive you of your right to participate in the TCPC Special Meeting.

If we do not receive a vote from you using one of the methods above, you may receive a telephone call from Georgeson LLC (“Georgeson”), TCPC’s proxy solicitor, to vote your shares. If you have any questions about the proposals to be voted on or the TCPC Special Meeting, please call Georgeson toll-free at 866-647-8872.
This joint proxy statement/prospectus describes the TCPC Special Meeting, the Merger and the documents related to the Merger (including the Merger Agreement) that TCPC’s stockholders should review before voting on the TCPC Stock Issuance Proposal and should be retained for future reference. Please carefully read this entire document, including “Risk Factors” beginning on page 22 and as otherwise incorporated by reference in this joint proxy statement/prospectus, for a discussion of the risks relating to the Merger and TCPC. TCPC files periodic reports, current reports, proxy statements and other information with the U.S. Securities and Exchange Commission. This information is available free of charge, and stockholder inquiries can be made, by contacting TCPC at 2951 28th Street, Suite 1000, Santa Monica, California 90405 (310) 566-1003 or on TCPC’s website at https://www.tcpcapital.com. The Securities and Exchange Commission also maintains a website at www.sec.gov that contains such information. Except for the documents incorporated by reference into this joint proxy statement/prospectus, information on TCPC’s website is not incorporated into or a part of this joint proxy statement/prospectus.
No matter how many or few shares in TCPC you own, your vote and participation are very important to us.
Sincerely yours,

/s/ Rajneesh Vig
Rajneesh Vig Chairman of the Board of Directors and Chief Executive Officer
Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the shares of TCPC Common Stock to be issued under this joint proxy statement/prospectus or determined if this joint proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
This joint proxy statement/prospectus is dated January 11, 2024 and is first being mailed or otherwise delivered to TCPC stockholders on or about January 15, 2024.
BlackRock TCP Capital Corp. 2951 28th Street, Suite 1000 Santa Monica, California 90405 (310) 566-1003	BlackRock Capital Investment Corporation 50 Hudson Yards New York, New York 10001 212-810-5800

BLACKROCK TCP CAPITAL CORP.
2951 28th Street, Suite 1000
Santa Monica, California 90405
NOTICE OF VIRTUAL 2024 SPECIAL MEETING OF STOCKHOLDERS
The TCPC Special Meeting will be completely virtual and will be conducted exclusively by webcast. TCPC Stockholders will be able to attend and participate in the TCPC Special Meeting online, vote electronically and submit questions prior to and during the meeting by visiting https://meetnow.global/MG7S5WA on the meeting date at the time listed below. To participate in the TCPC Special Meeting, you will need to log on using the control number from your proxy card or meeting notice. The control number can be found in the shaded box. There is no physical location for the TCPC Special Meeting.
March 7, 2024, 2:00 p.m., Eastern Time (11:00 a.m. Pacific Time)
Dear Stockholders:
The 2024 Special Meeting of Stockholders (the “TCPC Special Meeting”) of BlackRock TCP Capital Corp., a Delaware corporation (“TCPC”), will be held virtually on March 7, 2024, at 2:00 p.m., Eastern Time (11:00 a.m., Pacific Time), at the following website: https://meetnow.global/MG7S5WA.
At the TCPC Special Meeting, in addition to transacting such other business as may properly come before the meeting and any adjournments and postponements thereof, the TCPC stockholders will consider and vote on the proposal to approve the issuance of additional shares of common stock, par value $0.001 per share, of TCPC (“TCPC Common Stock”) to be issued pursuant to the Amended and Restated Agreement and Plan of Merger, dated as of January 10, 2024 (the “Merger Agreement”), among BlackRock Capital Investment Corporation, a Delaware corporation (“BCIC”), TCPC, BCIC Merger Sub, LLC, a Delaware limited liability company and an indirect wholly-owned subsidiary of TCPC (“Merger Sub”), and, for the limited purposes set forth therein, BlackRock Capital Investment Advisors, LLC, a Delaware limited liability company and investment adviser to BCIC (“BCIA”), and Tennenbaum Capital Partners, LLC, a Delaware limited liability company and wholly-owned subsidiary of BCIA and investment adviser to TCPC (“TCP” and, together with BCIA, the “Advisors”) (the “TCPC Stock Issuance Proposal”).
AFTER CAREFUL CONSIDERATION AND, WITH RESPECT TO THE TCPC STOCK ISSUANCE PROPOSAL, ON THE RECOMMENDATION OF THE SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS OF TCPC (THE “TCPC BOARD”) COMPRISED OF ALL OF THE INDEPENDENT DIRECTORS OF TCPC, THE TCPC BOARD UNANIMOUSLY RECOMMENDS THAT TCPC’S STOCKHOLDERS VOTE “FOR” THE TCPC STOCK ISSUANCE PROPOSAL.
You have the right to receive notice of, and to vote at, the TCPC Special Meeting if you were a stockholder of record of TCPC at the close of business on January 8, 2024. A joint proxy statement/prospectus is attached to this Notice that describes the matters to be voted upon at the TCPC Special Meeting or any adjournment(s) or postponement(s) thereof. The enclosed proxy card will instruct you as to how you may vote your proxy via the Internet, by telephone or by signing, dating and returning the enclosed proxy card. In addition, information regarding how to find the logistical details of the TCPC Special Meeting (including how to remotely access, participate in and vote during the virtual meeting) is included beginning on page 34 of the attached joint proxy statement/prospectus.
If your shares of TCPC common stock are registered in your name, you may attend and participate in the TCPC Special Meeting at https://meetnow.global/MG7S5WA by entering the control number found in the shaded box on your proxy card on the date and time of the TCPC Special Meeting. You may vote during the TCPC Special Meeting by following the instructions that will be available on the TCPC Special Meeting website during the TCPC Special Meeting.
If you are a beneficial shareholder of TCPC (that is if you hold your shares of TCPC through a bank, broker, financial intermediary or other nominee) and want to attend the TCPC Special Meeting, you must register in advance. To register, you must submit proof of your proxy power (legal proxy), which you can obtain from your financial intermediary or other nominee, reflecting your shares of TCPC common stock along with your name and email address to Georgeson LLC (“Georgeson”), TCPC’s tabulator. You may email an image of your legal proxy to shareholdermeetings@computershare.com. Requests for registration must be received no later than 5:00 p.m., Eastern Time (2:00 p.m., Pacific Time) on March 4, 2024 (three business days prior to the Special Meeting). You will receive a confirmation email from Georgeson of your registration and a control number and security code that will allow you to vote at the TCPC Special Meeting.

Even if you plan to attend the TCPC Special Meeting, please promptly follow the enclosed instructions to submit voting instructions via the Internet, by telephone or alternatively, you may submit voting instructions by signing and dating the proxy card or voting instruction form you receive, and if received by mail, returning it in the accompanying postage-paid return envelope.
We encourage you to carefully review the enclosed materials, which explain the proposals in more detail. As a shareholder, your vote is important, and we hope that you will respond today to ensure that your shares will be represented at the meeting. You may vote using one of the methods below by following the instructions on your proxy card or voting instruction form(s):
•	By Internet
•	By touch-tone phone;
•	By signing, dating and returning the enclosed proxy card or voting instruction form(s) in the postage-paid envelope; or
•	By participating at the TCPC Special Meeting as described above.
If you do not vote using one of the methods described above, you may be called by Georgeson, TCPC’s proxy solicitor, to vote your shares. If you have any questions about the proposals to be voted on or the virtual TCPC Special Meeting, please call Georgeson toll free at 866-647-8872.
We are not aware of any other business, or any other nominees for election as directors of TCPC, that may properly be brought before the TCPC Special Meeting.
Thank you for your continued support of TCPC.
By order of the Board of Directors,

/s/ Laurence D. Paredes
Laurence D. Paredes Secretary
Santa Monica, CA
January 11, 2024
To ensure proper representation at the TCPC Special Meeting, please follow the instructions on the enclosed proxy card to vote your shares via the Internet, by telephone, or by signing, dating and returning the enclosed proxy card. Even if you vote your shares prior to the TCPC Special Meeting, you still may participate in the TCPC Special Meeting.

BLACKROCK CAPITAL INVESTMENT CORPORATION

50 Hudson Yards
New York, NY 10001

MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT
January 11, 2024

Dear Stockholder:
You are cordially invited to attend the 2024 Special Meeting of Stockholders (the “BCIC Special Meeting”) of BlackRock Capital Investment Corporation, a Delaware corporation (“BCIC”), to be held virtually on March 7, 2024, at 12:00 p.m., Eastern Time (9:00 a.m., Pacific Time), at the following website: https://meetnow.global/M9KS6KV. Stockholders of record of BCIC at the close of business on January 8, 2024, are entitled to notice of, and to vote at, the BCIC Special Meeting or any adjournment or postponement thereof.
The notice of special meeting and the joint proxy statement/prospectus accompanying this letter provide an outline of the business to be conducted at the BCIC Special Meeting. At the BCIC Special Meeting, you will be asked to adopt the Amended and Restated Agreement and Plan of Merger, dated as of January 10, 2024 (the “Merger Agreement”), among BCIC, BlackRock TCP Capital Corp., a Delaware corporation (“TCPC”), BCIC Merger Sub, LLC, a Delaware limited liability company and an indirect wholly-owned subsidiary of TCPC (“Merger Sub”), and, for the limited purposes set forth therein, BlackRock Capital Investment Advisors, LLC, a Delaware limited liability company and investment adviser to BCIC (“BCIA”), and Tennenbaum Capital Partners, LLC, a Delaware limited liability company and wholly-owned subsidiary of BCIA and investment adviser to TCPC (“TCP” and, together with BCIA, the “Advisors”) and approve the transactions contemplated thereby, including the Merger (as defined below) (such proposal collectively, the “BCIC Merger Proposal”).
Closing of the Merger (as defined below) is contingent upon (i) BCIC stockholder approval of the BCIC Merger Proposal, (ii) TCPC stockholder approval of the issuance of additional shares of common stock, par value $0.001 per share, of TCPC (“TCPC Common Stock”) in connection with the Merger Agreement and (iii) satisfaction or waiver of certain other closing conditions.
TCPC and BCIC are proposing a combination of both companies by a merger whereby BCIC will merge with and into Merger Sub (the “Merger”), with Merger Sub continuing as the surviving company and as a subsidiary of Special Value Continuation Partners LLC, a Delaware limited liability company and wholly-owned subsidiary of TCPC.
Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of common stock, par value $0.001 per share, of BCIC (“BCIC Common Stock”) issued and outstanding immediately prior to the Effective Time (other than (i) shares owned by TCPC or any of its consolidated subsidiaries or (ii) held by BCIC as treasury stock, (the “Cancelled Shares”)) will be converted into the right to receive a number of shares of TCPC Common Stock equal to the Exchange Ratio (as defined below), plus any cash (without interest) in lieu of fractional shares.
Under the Merger Agreement, as of a mutually agreed date no earlier than 48 hours (excluding Sundays and holidays) prior to the Effective Time (such date, the “Determination Date”), each of BCIC and TCPC will deliver to the other a calculation of its net asset value as of such date (such calculation with respect to BCIC, the “Closing BCIC Net Asset Value” and such calculation with respect to TCPC, the “Closing TCPC Net Asset Value”), in each case, based on the same assumptions and methodologies, and applying the same categories of adjustments to net asset value historically used in preparing the calculation of the net asset value per share by the applicable party, except (i) that, in the case of BCIC, any quoted investments valued by reference to bid-ask prices will be valued at the mid-point of the bid-ask spread as reported by the pricing vendor or broker, such that the valuation treatment of such investments is consistent with the valuation policies of TCPC, and (ii) as otherwise may be mutually agreed by the parties.
Based on such calculations, the parties will calculate:
•
the “BCIC Per Share NAV”, which will be equal to (i) the Closing BCIC Net Asset Value divided by (ii) the number of shares of BCIC Common Stock issued and outstanding as of the Determination Date (excluding any Cancelled Shares); and

•	the “TCPC Per Share NAV”, which will be equal to (A) the Closing TCPC Net Asset Value divided by (B) the number of shares of TCPC Common Stock issued and outstanding as of the Determination Date.
The “Exchange Ratio” will be equal to the quotient (rounded to four decimal places) of (i) the BCIC Per Share NAV divided by (ii) the TCPC Per Share NAV.
The market value of the consideration to be received by BCIC’s stockholders will fluctuate with changes in the market price of TCPC Common Stock. BCIC urges you to obtain current market quotations of TCPC Common Stock. TCPC Common Stock currently trades on the Nasdaq Global Select Market (“Nasdaq”) under the ticker symbol “TCPC”. The following table shows the closing sale prices of TCPC Common Stock, as reported on Nasdaq on January 9, 2024, the last trading day before the execution of the Merger Agreement, and on January 10, 2024, the last trading day before printing this document.
TCPC Common Stock
Closing Sales Price on January 9, 2024	$11.85
Closing Sales Price on January 10, 2024	$11.99
In connection with the entry into the Merger Agreement and subject to completion of the Merger, following the Effective Time, TCP, in its capacity as investment adviser to TCPC and, following the Merger, the investment adviser of the combined company, has agreed:
(i)
to reduce the base management fee rate from 1.50% to 1.25% on assets equal to or below 200% of the net asset value of TCPC (for the avoidance of doubt, the base management fee rate on assets that exceed 200% of the net asset value of TCPC would remain 1.00%) with no change to the basis of calculation;

(ii)
to waive all or a portion of its advisory fees to the extent the adjusted net investment income of TCPC on a per share basis (determined by dividing the adjusted net investment income of TCPC by the weighted average outstanding shares of TCPC during the relevant quarter) is less than $0.32 per share in any of the first four (4) fiscal quarters ending after the Effective Time (the first of which will be the quarter in which the Effective Time occurs unless the Effective Time occurs on the last day of the quarter) to the extent there are sufficient advisory fees to cover such deficit (for the avoidance of doubt, the waiver amount in a given quarter cannot exceed the total advisory fees for such quarter); and

(iii)
that, for the purposes of calculating net investment income (as described in clause (ii) above) and certain incentive fee calculations under the Amended TCPC Investment Advisory Agreement, any amortization or accretion of any purchase premium or purchase discount to interest income or any gains and losses resulting solely from accounting adjustments to the cost basis of the BCIC assets acquired in the Merger as required under applicable accounting guidance will be excluded.

Your vote is extremely important. At the BCIC Special Meeting, you will be asked to vote on the BCIC Merger Proposal. The approval of the BCIC Merger Proposal requires the affirmative vote of the holders of a majority of the outstanding shares of BCIC Common Stock. Abstentions and uninstructed shares (i.e., shares of record held by banks, brokers or other nominees, but with respect to which the beneficial owner of such shares has not provided instructions on how to vote on a particular proposal) will not count as affirmative votes cast and will therefore have the same effect as votes “against” the BCIC Merger Proposal.
After careful consideration, on the recommendation of the special committee of the Board of Directors of BCIC (the “BCIC Board”), comprised of all of the independent directors of BCIC, the BCIC Board unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Merger, and unanimously recommends that BCIC’s stockholders vote “FOR” the BCIC Merger Proposal.
It is important that your shares be represented at the BCIC Special Meeting. Please follow the instructions on the enclosed proxy card and vote via the Internet or by telephone. BCIC encourages you to vote via the Internet as it saves BCIC significant time and processing costs. However, you may also vote your proxy by signing, dating and returning the enclosed proxy card to BCIC in the postage-paid envelope provided. Voting by proxy does not deprive you of your right to participate in the BCIC Special Meeting.

If we do not receive a vote from you using one of the methods above, you may receive a telephone call from Georgeson LLC (“Georgeson”), BCIC’s proxy solicitor, to vote your shares. If you have any questions about the proposals to be voted on or the BCIC Special Meeting, please call Georgeson toll-free at 866-647-8872.
This joint proxy statement/prospectus describes the BCIC Special Meeting, the Merger and the documents related to the Merger (including the Merger Agreement) that BCIC’s stockholders should review before voting on the BCIC Merger Proposal and should be retained for future reference. Please carefully read this entire document, including “Risk Factors” beginning on page 22 and as otherwise incorporated by reference in this joint proxy statement/prospectus, for a discussion of the risks relating to the Merger, TCPC and BCIC. BCIC files periodic reports, current reports, proxy statements and other information with the U.S. Securities and Exchange Commission. This information is available free of charge, and stockholder inquiries can be made, by contacting BCIC at 50 Hudson Yards, New York, New York 10001 or by calling BCIC collect at (212) 810-5800. The Securities and Exchange Commission also maintains a website at www.sec.gov that contains such information. No matter how many or few shares in BCIC you own, your vote and participation are very important to us.
Sincerely yours,

/s/ James E. Keenan
James E. Keenan Chairman of the Board of Directors and Interim Chief Executive Officer of BCIC
Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the shares of TCPC Common Stock to be issued under this joint proxy statement/prospectus or determined if this joint proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
This joint proxy statement/prospectus is dated January 11, 2024 and is first being mailed or otherwise delivered to BCIC stockholders on or about January 15, 2024.
BlackRock Capital Investment Corporation 50 Hudson Yards New York, New York 10001 (212)-810-5800	BlackRock TCP Capital Corp. 2951 28th Street, Suite 1000 Santa Monica, California 90405 (310) 566-1003
Please vote now. Your vote is important.
To avoid the wasteful and unnecessary expense of further solicitation(s), we urge you to record your voting instructions via the Internet, by telephone or alternatively, indicate your voting instructions on the enclosed proxy card, date and sign it and return it promptly in the postage-paid envelope provided no matter how large or small your holdings may be. If you submit a properly executed proxy but do not indicate how you wish your common shares to be voted, your common shares will be voted “FOR” the proposal. If your common shares are held through a broker, you must provide voting instructions to your broker about how to vote your common shares in order for your broker to vote your common shares as you instruct at the BCIC Special Meeting.

BLACKROCK CAPITAL INVESTMENT CORPORATION
50 Hudson Yards
New York, New York, 10001

NOTICE OF VIRTUAL 2024 SPECIAL MEETING OF STOCKHOLDERS

Online Meeting Only — No Physical Meeting Location
The BCIC Special Meeting will be completely virtual and will be conducted exclusively by webcast. BCIC Stockholders will be able to attend and participate in the BCIC Special Meeting online, vote electronically and submit questions prior to and during the meeting by visiting https://meetnow.global/M9KS6KV on the date at the time listed below. To participate in the BCIC Special Meeting, you will need to log on using the control number from your proxy card or meeting notice. The control number can be found in the shaded box. There is no physical location for the BCIC Special Meeting.
March 7, 2024, 12:00 p.m., Eastern Time (9:00 a.m., Pacific Time)

Dear Stockholders:
The Special Meeting of Stockholders (the “BCIC Special Meeting”) of BlackRock Capital Investment Corporation, a Delaware corporation (“BCIC”), will be held virtually on March 7, 2024, at 12:00 p.m., Eastern Time (9:00 a.m., Pacific Time), at the following website: https://meetnow.global/M9KS6KV.
At the BCIC Special Meeting, in addition to transacting such other business as may properly come before the meeting and any adjournments and postponements thereof, stockholders of BCIC will consider and vote on a proposal to adopt the Amended and Restated Agreement and Plan of Merger, dated as of January 10, 2024 (the “Merger Agreement”), among BCIC, BlackRock TCP Capital Corp., a Delaware corporation (“TCPC”), BCIC Merger Sub, LLC, a Delaware limited liability company and an indirect wholly-owned subsidiary of TCPC (“Merger Sub”), and, for the limited purposes set forth therein, BlackRock Capital Investment Advisors, LLC, a Delaware limited liability company and investment adviser to BCIC (“BCIA”), and Tennenbaum Capital Partners, LLC, a Delaware limited liability company and wholly-owned subsidiary of BCIA and investment adviser to TCPC (“TCP” and, together with BCIA, the “Advisors”) and approve the transactions contemplated thereby, including the Merger (as defined below) (such proposal collectively, the “BCIC Merger Proposal”).
TCPC and BCIC are proposing a combination of both companies by a merger whereby BCIC will merge with and into Merger Sub (the “Merger”), with Merger Sub continuing as the surviving company and as a wholly-owned subsidiary of Special Value Continuation Partners LLC, a Delaware limited liability company and wholly-owned subsidiary of TCPC.
AFTER CAREFUL CONSIDERATION, ON THE RECOMMENDATION OF THE SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS OF BCIC (THE “BCIC BOARD”), COMPRISED OF ALL OF THE INDEPENDENT DIRECTORS OF BCIC, THE BCIC BOARD UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE MERGER, AND UNANIMOUSLY RECOMMENDS THAT BCIC’S STOCKHOLDERS VOTE “FOR” THE BCIC MERGER PROPOSAL.
You have the right to receive notice of, and to vote at, the BCIC Special Meeting if you were a stockholder of record of BCIC at the close of business on January 8, 2024. A joint proxy statement/prospectus is attached to this Notice that describes the matters to be voted upon at the BCIC Special Meeting or any adjournment(s) or postponement(s) thereof. The enclosed proxy card will instruct you as to how you may vote your proxy via the Internet, by telephone or by signing, dating and returning the enclosed proxy card. In addition, information regarding how to find the logistical details of the BCIC Special Meeting (including how to remotely access, participate in and vote during the virtual meeting) is included on page 37 of the attached joint proxy statement/prospectus.
Your vote is important. Attendance at the BCIC Special Meeting will be limited to BCIC’s stockholders of record as of January 8, 2024.

If your shares of BCIC common stock are registered in your name, you may virtually attend and participate in the BCIC Special Meeting at https://meetnow.global/M9KS6KV by entering the control number found in the shaded box on your proxy card on the date and time of the BCIC Special Meeting. You may vote during the BCIC Special Meeting by following the instructions that will be available on the BCIC Special Meeting website during the BCIC Special Meeting.
If you are a beneficial shareholder of BCIC (that is if you hold your shares of BCIC through a bank, broker, financial intermediary or other nominee) and want to virtually attend the BCIC Special Meeting, you must register in advance. To register, you must submit proof of your proxy power (legal proxy), which you can obtain from your financial intermediary or other nominee, reflecting your shares of BCIC common stock along with your name and email address to Georgeson LLC (“Georgeson”), BCIC’s tabulator. You may email an image of your legal proxy to shareholdermeetings@computershare.com. Requests for registration must be received no later than 5:00 p.m., Eastern Time (2:00 p.m., Pacific Time) on March 4, 2024 (three business days prior to the Special Meeting). You will receive a confirmation email from Georgeson of your registration and a control number and security code that will allow you to vote at the BCIC Special Meeting.
Even if you plan to virtually attend the Special Meeting, please promptly follow the enclosed instructions to submit voting instructions via the Internet, by telephone or alternatively, you may submit voting instructions by signing and dating the proxy card or voting instruction form you receive, and if received by mail, returning it in the accompanying postage-paid return envelope.
We encourage you to carefully review the enclosed materials, which explain the proposals in more detail. As a shareholder, your vote is important, and we hope that you will respond today to ensure that your shares will be represented at the meeting. You may vote using one of the methods below by following the instructions on your proxy card or voting instruction form(s):
•	By internet;
•	By touch-tone phone;
•	By signing, dating and returning the enclosed proxy card or voting instruction form(s) in the postage-paid envelope; or
•	By participating at the BCIC Special Meeting as described above.
If you do not vote using one of the methods described above, you may be called by Georgeson, BCIC’s proxy solicitor, to vote your shares. If you have any questions about the proposals to be voted on or the virtual BCIC Special Meeting, please call Georgeson toll free at 866-647-8872.
We are not aware of any other business that may properly be brought before the BCIC Special Meeting.
Thank you for your continued support of BCIC.
By order of the Board of Directors,

/s/ Laurence D. Paredes
Laurence D. Paredes
Secretary
New York, New York
January 11, 2024

To ensure proper representation at the BCIC Special Meeting, please follow the instructions on the enclosed proxy card to vote your shares via the Internet, by telephone, or by signing, dating and returning the enclosed proxy card. Even if you vote your shares prior to the BCIC Special Meeting, you still may participate in the BCIC Special Meeting.
Please vote now. Your vote is important.
To avoid the wasteful and unnecessary expense of further solicitation(s), we urge you to record your voting instructions via the Internet, by telephone or alternatively, indicate your voting instructions on the enclosed proxy card, date and sign it and return it promptly in the postage-paid envelope provided no matter how large or small your holdings may be. If you submit a properly executed proxy but do not indicate how you wish your common shares to be voted, your common shares will be voted “FOR” the proposal. If your common shares are held through a broker, you must provide voting instructions to your broker about how to vote your common shares in order for your broker to vote your common shares as you instruct at the BCIC Special Meeting.
THE PROXY STATEMENT/PROSPECTUS FOR THIS MEETING IS AVAILABLE AT:
https://www.proxy-direct.com/blk-33619

i

ABOUT THIS DOCUMENT
This document, which forms part of a registration statement on Form N-14 filed with the U.S. Securities and Exchange Commission (the “SEC”) by TCPC (File No. 814-00899), constitutes a prospectus of TCPC under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the additional shares of TCPC Common Stock to be issued to BCIC Stockholders pursuant to the Merger Agreement.
This document also constitutes a joint proxy statement of TCPC and BCIC under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). It also constitutes a notice of meeting with respect to: (1) the Special Meeting of Stockholders of TCPC (the “TCPC Special Meeting”), at which TCPC Stockholders will be asked to vote upon the TCPC Stock Issuance Proposal (as defined below); and (2) the Special Meeting of Stockholders of BCIC (the “BCIC Special Meeting”), at which BCIC Stockholders will be asked to vote upon the BCIC Merger Proposal (as defined below).
You should rely only on the information contained in this joint proxy statement/prospectus, including in determining how to vote the shares of TCPC Common Stock or BCIC Common Stock, as applicable. No one has been authorized to provide you with information that is different from that contained in this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated January 11, 2024. You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than that date. Neither any mailing of this joint proxy statement/prospectus to TCPC Stockholders or BCIC Stockholders nor the issuance of additional TCPC Common Stock in connection with the Merger will create any implication to the contrary.
This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.
Except where the context otherwise indicates, information contained in this joint proxy statement/prospectus regarding TCPC has been provided by TCPC and information contained in this joint proxy statement/prospectus regarding BCIC has been provided by BCIC.
When used in this document, unless otherwise indicated in this document or the context otherwise requires:
•	“1940 Act” refers to the Investment Company Act of 1940;
•	“Advisers Act” refers to the Investment Advisers Act of 1940;
•
“Amended TCPC Investment Advisory Agreement” refers to the Second Amended and Restated Investment Advisory Agreement, dated as of September 6, 2023, by and between TCPC and TCP, as may be subsequently amended in accordance with its terms and the requirements of the 1940 Act;

•	“BCIA” refers to BlackRock Capital Investment Advisors, LLC, a Delaware limited liability company and the investment adviser to BCIC;
•	“BCIC” refers to BlackRock Capital Investment Corporation and, where applicable, its consolidated subsidiaries;
•	“BCIC Administrator” refers to BlackRock Financial Management, Inc., a Delaware corporation;
•	“BCIC Administration Agreement” refers to the administration agreement, dated August 4, 2005, by and between BCIC and the BCIC Administrator;
•	“BCIC Board” refers to the board of directors of BCIC;
•	“BCIC Common Stock” refers to the shares of BCIC common stock, par value $0.001 per share;
•	“BCIC Independent Directors” refers to the Independent Directors of the BCIC Board in their capacity as such;
•	“BCIC Investment Advisory Agreement” refers to the Amended and Restated Investment Advisory Agreement, dated as of May 2, 2020, by and between BCIC and BCIA;
•
“BCIC Revolving Credit Agreement” means that certain Second Amended and Restated Senior Secured Revolving Credit Agreement, dated as of February 19, 2016, by and among BCIC, as borrower, the lenders from time to time party thereto, Citibank, N.A., as administrative agent, swingline lender and issuing bank, and Bank of Montreal, Chicago Branch, as syndication agent, as amended on August 8, 2016, June 5, 2017, March 15, 2018, August 30, 2019, May 22, 2020, April 23, 2021, April 26, 2023 and September 6, 2023 (and as further amended, restated, replaced (whether upon or after termination or otherwise, and whether with the original lenders or otherwise), refinanced, supplemented, modified or otherwise changed (in whole or in part, and without limitation as to amount, terms, conditions, covenants and other provisions) from time to time, including any extension of the maturity thereof or increase in the amount of available borrowings thereof);
•
“BCIC Revolving Credit Agreement Amendment” means that certain Eighth Amendment, dated September 6, 2023, by and among BCIC, certain of its subsidiaries party thereto, as subsidiary guarantors, the lenders party thereto, and Citibank, N.A., as administrative agent, swingline lender and issuing bank;

•	“BCIC Special Committee” refers to the committee of the BCIC Board comprised of all of the BCIC Independent Directors;
•	“BCIC Stockholders” refers to the holders of shares of BCIC Common Stock;
•	“BlackRock” refers to BlackRock, Inc., along with its subsidiaries;
•	“Closing Date” refers to the date on which the Effective Time occurs;
•	“Determination Date” refers to a date mutually agreed upon by BCIC and TCPC no earlier than 48 hours (excluding Sundays and holidays) prior to the Effective Time;
•	“Effective Time” refers to the effective time of the Merger;
•	“Exchange Act” refers to the Securities Exchange Act of 1934;
•	“Fee Waiver Agreement” refers to that certain fee waiver agreement, dated as of September 6, 2023, among TCP and TCPC, to be effective at the Effective Time;
•	“Independent Director” refers to each director who is not an “interested person” of TCPC or BCIC, as applicable, as defined in Section 2(a)(19) of the 1940 Act;
•	“Merger” refers to the merger of BCIC into Merger Sub, with Merger Sub as the surviving company;
•
“Merger Agreement” refers the Amended and Restated Agreement and Plan of Merger, dated as of January 10, 2024, among BCIC, TCPC, Merger Sub and, for the limited purposes set forth therein, BCIA and TCP;

•	“Merger Sub” refers to BCIC Merger Sub, LLC (f/k/a Project Spurs Merger Sub, LLC), a Delaware limited liability company and wholly-owned subsidiary of SVCP, a wholly-owned subsidiary of TCPC;
•	“NAV” refers to net asset value;
•	“Securities Act” refers to the Securities Act of 1933;
•	“Shares” refers to TCPC Common Stock or BCIC Common Stock, as applicable;
•	“SVCP” refers to Special Value Continuation Partners LLC, a Delaware limited liability company and wholly-owned subsidiary of TCPC;
•	“TCPC” refers to BlackRock TCP Capital Corp. and, where applicable, its consolidated subsidiaries;
•	“TCP” refers to Tennenbaum Capital Partners, LLC, a Delaware limited liability company and the investment adviser to TCPC;
•	“TCPC Administrator” refers to Series H of SVOF/MM, LLC, a series of a Delaware limited liability company;
•	“TCPC Administration Agreement” refers to the administration agreement, dated April 2, 2012, by and between TCPC and the TCPC Administrator;
•	“TCPC Board” refers to the board of directors of TCPC;
•	“TCPC Common Stock” refers to the shares of TCPC common stock, par value $0.001 per share;
•	“TCPC Independent Directors” refers to the Independent Directors of the TCPC Board in their capacity as such;
•	“TCPC Special Committee” refers to the committee of the TCPC Board comprised of all of the TCPC Independent Directors;

•	“TCPC Stockholders” refers to the holders of shares of TCPC Common Stock;
The select financial information of BCIC and TCPC provided in this joint proxy statement/prospectus has been prepared by, and is the responsibility of BCIC management and TCPC Management, as applicable. Deloitte & Touche LLP, the independent registered public accounting firm for each of BCIC and TCPC, has not audited, reviewed, compiled, or performed any procedures with respect to select financial information of BCIC or TCPC. Accordingly, Deloitte & Touche LLP does not express an opinion or any other form of assurance with respect to such select financial information.

QUESTIONS AND ANSWERS ABOUT THE STOCKHOLDER MEETINGS AND THE PROPOSALS
The questions and answers below highlight only selected information from this joint proxy statement/prospectus. They do not contain all of the information that may be important to you. You should read carefully this entire document to fully understand the Merger Agreement and the transactions contemplated thereby (including the Merger) and the proposals to be presented at and the voting procedures for each of the TCPC Special Meeting and the BCIC Special Meeting.
Questions and Answers about the Stockholder Meetings
Q:	Why am I receiving these materials?
A:
TCPC is furnishing these materials in connection with the solicitation of proxies by the TCPC Board for use at the TCPC Special Meeting to be held virtually on March 7, 2024, at 2:00 p.m., Eastern Time (11:00 a.m., Pacific Time), at the following website: https://meetnow.global/MG7S5WA.

BCIC is furnishing these materials in connection with the solicitation of proxies by the BCIC Board for use at the BCIC Special Meeting to be held virtually on March 7, 2024, at 12:00 p.m., Eastern Time (9:00 a.m., Pacific Time), at the following website: https://meetnow.global/M9KS6KV.
This joint proxy statement/prospectus and the accompanying materials are being mailed on or about January 15, 2024 to stockholders of record of TCPC and BCIC described below and are available at https://www.proxy-direct.com/blk-33619.
Q:	What items will be considered and voted on at the TCPC Special Meeting?
A:
At the TCPC Special Meeting, TCPC Stockholders will be asked to approve the issuance of additional shares of TCPC Common Stock to be issued pursuant to the Merger Agreement (the “TCPC Stock Issuance Proposal”).

Q:	How does the TCPC Board recommend voting on the TCPC Stock Issuance Proposal at the TCPC Special Meeting?
A:
After careful consideration, on the recommendation of the TCPC Special Committee, comprised of all of the independent directors of TCPC, the TCPC Board unanimously recommends that TCPC Stockholders vote “FOR” the TCPC Stock Issuance Proposal.

Q:	What items will be considered and voted on at the BCIC Special Meeting?
A:	At the BCIC Special Meeting, BCIC Stockholders will be asked to adopt the Merger Agreement and approve the transactions contemplated thereby, including the Merger (the “BCIC Merger Proposal”).
Q:	How does the BCIC Board recommend voting on the BCIC Merger Proposal at the BCIC Special Meeting?
A:
After careful consideration and on the recommendation of the BCIC Special Committee, comprised of all of the independent directors of BCIC, the BCIC Board unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Merger, and unanimously recommends that BCIC Stockholders vote “FOR” the BCIC Merger Proposal.

Q:	If I am a TCPC Stockholder, what is the “record date” and what does it mean?
A:
The record date for the TCPC Special Meeting is January 8, 2024 (the “TCPC Record Date”). The TCPC Record Date is established by the TCPC Board, and only holders of record of shares of TCPC Common Stock at the close of business on the TCPC Record Date are entitled to receive notice of the TCPC Special Meeting and vote at the TCPC Special Meeting. As of the TCPC Record Date, there were 57,767,264 shares of TCPC Common Stock outstanding.

Q:	If I am a BCIC Stockholder, what is the “record date” and what does it mean?
A:
The record date for the BCIC Special Meeting is January 8, 2024 (the “BCIC Record Date”). The BCIC Record Date is established by the BCIC Board, and only holders of record of shares of BCIC Common Stock at the close of business on the BCIC Record Date are entitled to receive notice of the BCIC Special Meeting and vote at the BCIC Special Meeting. As of the BCIC Record Date, there were 72,571,907 shares of BCIC Common Stock outstanding.

Q:	If I am a TCPC Stockholder, how many votes do I have?
A:	Each share of TCPC Common Stock held by a holder of record as of the TCPC Record Date has one vote on each matter considered at the TCPC Special Meeting.
Q:	If I am a BCIC Stockholder, how many votes do I have?
A:	Each share of BCIC Common Stock held by a holder of record as of the BCIC Record Date has one vote on each matter considered at the BCIC Special Meeting.
Q:	If I am a TCPC Stockholder, how do I participate in the TCPC Special Meeting and vote?
A:
The TCPC Special Meeting will be hosted virtually via live Internet webcast. If your shares of TCPC common stock are registered in your name, you may virtually attend and participate in the TCPC Special Meeting at https://meetnow.global/MG7S5WA by entering the control number found in the shaded box on your proxy card on the date and time of the TCPC Special Meeting. You may vote during the TCPC Special Meeting by following the instructions that will be available on the TCPC Special Meeting website during the TCPC Special Meeting. The TCPC Special Meeting will begin promptly at 2:00 p.m., Eastern Time (11:00 a.m., Pacific Time). We encourage you to access the meeting prior to the start time leaving ample time for the check in.

If you are a beneficial shareholder of TCPC (that is if you hold your shares of TCPC through a bank, broker, financial intermediary or other nominee) and want to virtually attend the TCPC Special Meeting, you must register in advance. To register, you must submit proof of your proxy power (legal proxy), which you can obtain from your financial intermediary or other nominee, reflecting your shares of TCPC common stock along with your name and email address to Georgeson LLC (“Georgeson”), TCPC’s tabulator. You may email an image of your legal proxy to shareholdermeetings@computershare.com. Requests for registration must be received no later than 5:00 p.m., Eastern Time (2:00 p.m., Pacific Time) on March 4, 2024 (three business days prior to the Special Meeting). You will receive a confirmation email from Georgeson of your registration and a control number and security code that will allow you to vote at the TCPC Special Meeting.
Even if you plan to virtually attend the TCPC Special Meeting, please promptly follow the enclosed instructions to submit voting instructions via the Internet, by telephone or alternatively, you may submit voting instructions by signing and dating the proxy card or voting instruction form you receive, and if received by mail, returning it in the accompanying postage-paid return envelope.
You may vote using one of the methods below by following the instructions on your proxy card or voting instruction form(s):
•	By internet;
•	By touch-tone phone;
•	By signing, dating and returning the enclosed proxy card or voting instruction form(s) in the postage-paid envelope; or
•	By participating at the TCPC Special Meeting as described above.
If you do not vote using one of the methods described above, you may be called by Georgeson, TCPC’s proxy solicitor, to vote your shares. If you have any questions about the proposals to be voted on or the virtual TCPC Special Meeting, please call Georgeson toll free at 866-647-8872.
Important notice regarding the availability of proxy materials for the TCPC Special Meeting. TCPC’s joint proxy statement/prospectus and the proxy card are available at https://www.proxy-direct.com/blk-33619.
Q:	What if a TCPC Stockholder does not specify a choice for a matter when authorizing a proxy?
A:
All properly executed proxies representing shares of TCPC Common Stock received prior to the TCPC Special Meeting will be voted in accordance with the instructions marked thereon. If the enclosed proxy card is signed and returned without any instructions marked, the shares of TCPC Common Stock will be voted “FOR” the TCPC Stock Issuance Proposal and such shares will not be treated as “uninstructed shares.”

Q:	What if I have trouble accessing the TCPC Special Meeting virtually?
A:
The virtual meeting platform is fully supported across MS Edge, Firefox, Chrome and Safari browsers and devices (desktops, laptops, tablets and cell phones) running the most up-to-date version of applicable software and plugins. Please note that Internet Explorer is no longer supported. Participants should ensure that they have a strong Internet connection wherever they intend to participate in the meeting. TCPC Stockholders are encouraged to access the meeting prior to the start time. A link on the meeting page will provide further assistance should you need it or you may call 1-888-724-2416 or 1-781-575-2748.
Q:	If I am a TCPC Stockholder, how can I revoke a proxy?
A:
If you are a stockholder of record of TCPC, you can revoke your proxy as to TCPC at any time before it is exercised by: (i) delivering a written revocation notice that is received prior to the TCPC Special Meeting to BlackRock TCP Capital Corp., 2951 28th Street, Suite 1000 Santa Monica, California 90405, Attention: Secretary; (ii) submitting a later-dated proxy that TCPC receives before the conclusion of voting at the TCPC Special Meeting; or (iii) participating in the TCPC Special Meeting and voting online. If you hold shares of TCPC Common Stock through a broker, bank, trustee or nominee, you must follow the instructions you receive from them in order to revoke your voting instructions. Participating in the TCPC Special Meeting does not revoke your proxy unless you also vote online at the TCPC Special Meeting.

Q:	If I am a BCIC Stockholder, how do I participate in the BCIC Special Meeting and vote?
A:
The BCIC Special Meeting will be hosted virtually via live Internet webcast. If your shares of BCIC common stock are registered in your name, you may virtually attend and participate in the BCIC Special Meeting at https://meetnow.global/M9KS6KV by entering the control number found in the shaded box on your proxy card on the date and time of the BCIC Special Meeting. You may vote during the BCIC Special Meeting by following the instructions that will be available on the BCIC Special Meeting website during the BCIC Special Meeting. The BCIC Special Meeting will begin promptly at 12:00 p.m., Eastern Time (9:00 a.m., Pacific Time). We encourage you to access the meeting prior to the start time leaving ample time for the check in.

If you are a beneficial shareholder of BCIC (that is if you hold your shares of BCIC through a bank, broker, financial intermediary or other nominee) and want to virtually attend the BCIC Special Meeting, you must register in advance. To register, you must submit proof of your proxy power (legal proxy), which you can obtain from your financial intermediary or other nominee, reflecting your shares of BCIC common stock along with your name and email address to Georgeson, BCIC’s tabulator. You may email an image of your legal proxy to shareholdermeetings@computershare.com. Requests for registration must be received no later than 5:00 p.m., Eastern Time (2:00 p.m., Pacific Time) on March 4, 2024 (three business days prior to the Special Meeting). You will receive a confirmation email from Georgeson of your registration and a control number and security code that will allow you to vote at the BCIC Special Meeting.
Even if you plan to virtually attend the BCIC Special Meeting, please promptly follow the enclosed instructions to submit voting instructions via the Internet, by telephone or alternatively, you may submit voting instructions by signing and dating the proxy card or voting instruction form you receive, and if received by mail, returning it in the accompanying postage-paid return envelope.
You may vote using one of the methods below by following the instructions on your proxy card or voting instruction form(s):
•	By internet;
•	By touch-tone phone;
•	By signing, dating and returning the enclosed proxy card or voting instruction form(s) in the postage-paid envelope; or
•	By participating at the BCIC Special Meeting as described above.
If you do not vote using one of the methods described above, you may be called by Georgeson, BCIC’s proxy solicitor, to vote your shares. If you have any questions about the proposals to be voted on or the virtual BCIC Special Meeting, please call Georgeson toll free at 866-647-8872.
Important notice regarding the availability of proxy materials for the BCIC Special Meeting. BCIC’s joint proxy statement/prospectus and the proxy card are available at https://www.proxy-direct.com/blk-33619.

Q:	What if a BCIC Stockholder does not specify a choice for a matter when authorizing a proxy?
A:
All properly executed proxies representing shares of BCIC Common Stock at the BCIC Special Meeting will be voted in accordance with the instructions marked thereon. If the enclosed proxy card is signed and returned without any instructions marked, the shares of BCIC Common Stock will be voted “FOR” the BCIC Merger Proposal and such shares will not be treated as “uninstructed shares.”

Q:	What if I have trouble accessing the BCIC Special Meeting virtually?
A:
The virtual meeting platform is fully supported across MS Edge, Firefox, Chrome and Safari browsers and devices (desktops, laptops, tablets and cell phones) running the most up-to-date version of applicable software and plugins. Please note that Internet Explorer is no longer supported. Participants should ensure that they have a strong Internet connection wherever they intend to participate in the meeting. BCIC Stockholders are encouraged to access the meeting prior to the start time. A link on the meeting page will provide further assistance should you need it or you may call 1-888-724-2416 or 1-781-575-2748.

Q:	If I am a BCIC Stockholder, how can I revoke a proxy?
A:
If you are a stockholder of record of BCIC, you can revoke your proxy as to BCIC at any time before it is exercised by: (i) delivering a written revocation notice that is received prior to the BCIC Special Meeting to BlackRock Capital Investment Corporation, 50 Hudson Yards, New York, New York, 10001, Attention: Secretary; (ii) submitting a later-dated proxy that BCIC receives before the conclusion of voting at the BCIC Special Meeting; or (iii) participating in the BCIC Special Meeting and voting online. If you hold shares of BCIC Common Stock through a broker, bank, trustee or nominee, you must follow the instructions you receive from them in order to revoke your voting instructions. Participating in the BCIC Special Meeting does not revoke your proxy unless you also vote online at the BCIC Special Meeting.

Q:	How do I vote shares of TCPC Common Stock or BCIC Common Stock held through a broker, bank, trustee or nominee?
A:
If you hold shares of TCPC Common Stock or BCIC Common Stock through a broker, bank, trustee or nominee, you must direct your intermediary regarding how you would like your shares voted by following the voting instructions you receive from your broker, bank, trustee or nominee. Please instruct your broker, bank, trustee or nominee regarding how you would like your shares voted so your vote can be counted.

If you are a beneficial shareholder of TCPC and/or BCIC (that is if you hold your shares of TCPC or BCIC through a bank, broker, financial intermediary or other nominee) and want to virtually attend the BCIC Special Meeting or TCPC Special Meeting, you must register in advance of the BCIC Special Meeting or TCPC Special Meeting, as applicable. To register, you must submit proof of your proxy power (legal proxy), which you can obtain from your financial intermediary or other nominee, reflecting your Fund holdings along with your name and email address to Georgeson, the tabulator for each of BCIC and TCPC. You may email an image of your legal proxy to shareholdermeetings@computershare.com. Requests for registration must be received no later than 5:00 p.m., Eastern Time (2:00 p.m., Pacific Time) on March 4, 2024 (three business days prior to the date of the TCPC Special Meeting and BCIC Special Meeting). You will receive a confirmation email from Georgeson of your registration and a control number and security code that will allow you to vote at the Special Meeting.
Under Nasdaq rules, banks, brokers and other nominees may use their discretion to vote “uninstructed” shares (i.e., shares of record held by banks, brokers or other nominees, but with respect to which the beneficial owner of such shares has not provided instructions on how to vote on a particular proposal) with respect to matters that are considered to be “routine,” but not with respect to “non-routine” matters. The TCPC Stock Issuance Proposal and the BCIC Merger Proposal are both “non-routine” matters and there are no “routine” matters being voted on by either TCPC Stockholders or BCIC Stockholders. Accordingly, neither TCPC, BCIC nor their respective agents will count “uninstructed shares” as voted or present for quorum or any other purposes.
Q:	What constitutes a “quorum” for the TCPC Special Meeting?
A:
For TCPC to conduct business at the TCPC Special Meeting, a quorum of TCPC Stockholders must be present. The presence at the TCPC Special Meeting, virtually or by proxy, of the holders of not less than one-third of

TCPC’s Common Stock outstanding on the TCPC Record Date will constitute a quorum of TCPC. Abstentions will be treated as shares present for quorum purposes. Uninstructed shares, if any, will not be treated as shares present for quorum or any other purposes at the TCPC Special Meeting.
Pursuant to TCPC’s By-laws (“TCPC’s Bylaws”), the chairman of the TCPC Special Meeting will have the power to adjourn the TCPC Special Meeting, whether or not a quorum is present, from time to time for any reason and without notice other than announcement at the TCPC Special Meeting.
Q:	What constitutes a “quorum” for the BCIC Special Meeting?
A:
For BCIC to conduct business at the BCIC Special Meeting, a quorum of BCIC Stockholders must be present. The presence at the BCIC Special Meeting, virtually or by proxy, of the holders of a majority of the shares of BCIC Common Stock outstanding on the BCIC Record Date will constitute a quorum of BCIC. Abstentions will be treated as shares present for quorum purposes. Uninstructed shares, if any, will not be treated as shares present for quorum or any other purposes at the BCIC Special Meeting.

Pursuant to BCIC’s By-laws (“BCIC’s Bylaws”), the chairman of the BCIC Special Meeting will have the power to adjourn the BCIC Special Meeting, whether or not a quorum is present, from time to time for any reason and without notice other than announcement at the BCIC Special Meeting.
Q:	What vote is required to approve the TCPC Stock Issuance Proposal at the TCPC Special Meeting?
A:
The affirmative vote of the holders of a majority of the votes cast by the holders of outstanding shares of TCPC Common Stock at the TCPC Special Meeting in person or by proxy at a meeting at which a quorum is present is required for approval of the TCPC Stock Issuance Proposal (i.e., the number of shares voted “for” the proposal must exceed the number of shares voted “against” such proposal). Abstentions and uninstructed shares, if any, will not be included in determining the number of votes cast and, because the TCPC Stock Issuance Proposal requires the affirmative vote of the holders of at least a majority of votes cast, abstentions and uninstructed shares will have no effect on the voting outcome of the TCPC Stock Issuance Proposal at a meeting at which a quorum is present. Abstentions, but not uninstructed shares, will be treated as shares present for quorum purposes.

Q:	What vote is required to approve the BCIC Merger Proposal at the BCIC Special Meeting?
A:
The affirmative vote of the holders of a majority of the outstanding shares of BCIC Common Stock is required to approve the BCIC Merger Proposal. Abstentions and uninstructed shares, if any, will have the effect of a vote “against” this proposal.

Q:	What will happen if the TCPC Stock Issuance Proposal or BCIC Merger Proposal are not approved by the required vote?
A:
As discussed in more detail in “Description of the Merger Agreement — Conditions to Closing the Merger,” the closing of the Merger (the “Closing”) is conditioned on (i) TCPC Stockholder approval of the TCPC Stock Issuance Proposal (“TCPC Stockholder Approval”), (ii) BCIC Stockholder approval of the BCIC Merger Proposal (“BCIC Stockholder Approval”) and (iii) satisfaction or waiver of certain other closing conditions.

If the Merger does not close because either the TCPC Stockholders or the BCIC Stockholders do not approve the TCPC Stock Issuance Proposal or BCIC Merger Proposal, as applicable, or any other conditions to the Closing are not satisfied or waived, each of TCPC and BCIC will continue to operate pursuant to the current agreements in place for each, and each of TCPC’s and BCIC’s respective directors and officers will continue to serve as its directors and officers, respectively, until their successors are duly elected and qualified, or their earlier death, removal or resignation. If the Merger does not close because the BCIC Stockholders fail to approve the BCIC Merger Proposal or the TCPC Stockholders fail to approve the TCPC Stock Issuance Proposal, the payment, offset or reimbursement of certain transaction expenses by the Advisors will be limited to an aggregate amount of $3 million, rather than $6 million (for more information, see “Description of the Merger Agreement — Expenses and Fees”).
Q:	When will the final voting results be announced?
A:
Preliminary voting results will be announced at each stockholder meeting. Final voting results will be published by TCPC and BCIC in a current report on Form 8-K within four business days after the date of the TCPC Special Meeting and the BCIC Special Meeting, respectively.

Q:	What does it mean if I receive more than one proxy card?
A:
Some of your shares of TCPC Common Stock or BCIC Common Stock, as applicable, may be registered differently or held in different accounts. You should authorize a proxy to vote the shares in each of your accounts via the Internet, by telephone or by mail. If you mail proxy cards, please sign, date and return each proxy card to guarantee that all of your shares are voted.

Q:	Are the proxy materials available electronically?
A:
In addition to mailing proxy materials to TCPC Stockholders and BCIC Stockholders, TCPC and BCIC have made the registration statement (of which this joint proxy statement/prospectus forms a part), the Notice of Special Meeting of Stockholders of TCPC, the Notice of Special Meeting of Stockholders of BCIC and the proxy cards available to TCPC Stockholders and BCIC Stockholders on the Internet. Stockholders may (i) access and review the proxy materials of TCPC and BCIC, as applicable, (ii) authorize their proxies, as described in “The TCPC Special Meeting — Voting of Proxies” and “The BCIC Special Meeting — Voting of Proxies,” and/or (iii) elect to receive certain future proxy materials by electronic delivery via the Internet address provided below.

The registration statement (of which this joint proxy statement/prospectus forms a part), the Notice of Special Meeting of Stockholders of TCPC, the Notice of Special Meeting of Stockholders of BCIC and the proxy cards are available at https://www.proxy-direct.com/blk-33619.
Q:	Will my vote make a difference?
A:
Yes; your vote is very important. Your vote is needed to ensure the proposals can be acted upon. Please respond immediately to help avoid potential delays and save significant additional expenses associated with soliciting stockholder votes.

Q:	Who can I contact with any additional questions?
A:	If you are a TCPC Stockholder, you can contact TCPC at the below contact information with any additional questions:
Global Investor Relations
2951 28th Street, Suite 1000
Santa Monica, California 90405
(310) 566-1000
Investor.Relations@TCPCapital.com
If you are a BCIC Stockholder, you can contact BCIC by calling collect at (212) 810-5800, by email to BCIC at nik.singhal@blackrock.com, or by writing to BCIC at the below contact information with any additional questions:
BlackRock Capital Investment Corporation
50 Hudson Yards
New York, New York 10001
(212)-810-5800
nik.singhal@blackrock.com
Q:	Where can I find more information about TCPC and BCIC?
A:	You can find more information about TCPC and BCIC in the documents described under the caption “Where You Can Find More Information.”
Q:	What do I need to do now?
A:
We urge you to read carefully this entire document, including its annexes and the documents incorporated by reference and the documents referenced under “Where You Can Find More Information” and consult with your accounting, legal and tax advisors. After you have carefully read and considered the information contained in or incorporated by reference into this proxy statement/prospectus, please submit your proxy via the Internet or by telephone in accordance with the instructions set forth on the enclosed proxy card, or complete, sign, date and return the enclosed proxy card in the postage-prepaid envelope provided as soon as possible so that your shares will be represented and voted at the TCPC or BCIC Special Meeting, as applicable.

Questions and Answers about the Merger
Q:	What will happen in the Merger?
A:
Pursuant to the terms of the Merger Agreement, at the Effective Time, BCIC will merge with and into Merger Sub. Merger Sub will be the surviving company and will continue its existence as a Delaware limited liability company and a wholly-owned subsidiary of SVCP, which is a wholly-owned subsidiary of TCPC.

Q:	What will BCIC Stockholders receive in the Merger?
A:
Under the Merger Agreement, as of the Determination Date, each of BCIC and TCPC will deliver to the other a calculation of its NAV as of such date (such calculation with respect to BCIC, the “Closing BCIC Net Asset Value” and such calculation with respect to TCPC, the “Closing TCPC Net Asset Value”), in each case, based on the same assumptions and methodologies, and applying the same categories of adjustments to net asset value historically used in preparing the calculation of the net asset value per share by the applicable party, except (i) that, in the case of BCIC, any quoted investments valued by reference to bid-ask prices will be valued at the mid-point of the bid-ask spread as reported by the pricing vendor or broker, such that the valuation treatment of such investments is consistent with the valuation policies of TCPC, and (ii) as otherwise may be mutually agreed by the parties.

Based on such calculations, the parties will calculate:
•
the “BCIC Per Share NAV”, which will be equal to (i) the Closing BCIC Net Asset Value divided by (ii) the number of shares of BCIC Common Stock issued and outstanding as of the Determination Date (excluding any Cancelled Shares); and

•	the “TCPC Per Share NAV”, which will be equal to (A) the Closing TCPC Net Asset Value divided by (B) the number of shares of TCPC Common Stock issued and outstanding as of the Determination Date.
The “Exchange Ratio” will be equal to the quotient (rounded to four decimal places) of (i) the BCIC Per Share NAV divided by (ii) the TCPC Per Share NAV, each as calculated as of the Determination Date.
BCIC and TCPC will update and redeliver the Closing BCIC Net Asset Value or the Closing TCPC Net Asset Value, respectively, in the event that the Closing is subsequently delayed or there is a more than de minimis change to such calculations between the Determination Date and the closing of the Merger (including for any dividend declared by either BCIC or TCPC after the Determination Date but prior to the closing of the Merger) and as needed to ensure that the calculations are determined within 48 hours (excluding Sundays and holidays) prior to the Effective Time.
Q:	Is the Exchange Ratio subject to any adjustment?
A:
The Exchange Ratio will be adjusted if, between the Determination Date and the Effective Time, the respective number of issued and outstanding shares of TCPC Common Stock or BCIC Common Stock has increased or decreased or changed into or exchanged for a different number or kind of shares or securities, in each case, as a result of any reclassification, recapitalization, stock split, reverse stock split, split-up, merger, issuer tender or exchange offer, combination or exchange of shares or similar transaction, or if a stock dividend or dividend payable in any other securities or similar distribution has been authorized and declared with a record date within such period, as permitted by the Merger Agreement, in each case, to provide the BCIC Stockholders and TCPC the same economic effect as contemplated by the Merger Agreement prior to such event. Because the Exchange Ratio will be determined within 48 hours (excluding Sundays and holidays) prior to the Effective Time, the time period during which such an adjustment could occur will be relatively short.

Q:	Who is responsible for paying the expenses relating to completing the Merger?
A:
Subject to the advisor transaction expense sharing described below, all fees and expenses incurred by any party or any of its consolidated subsidiaries in connection with the Merger Agreement and the transactions contemplated thereby (see “Description of the Merger Agreement — Expenses and Fees” for a list of certain included expenses) will be, in each case, be paid by the party incurring such fees or expenses (or, in the case of Merger Sub and SVCP, TCPC), whether or not the Merger is consummated.

All fees and expenses (whether or not incurred or owed by TCPC or BCIC) related to (i) the drafting of the Merger Agreement and the other documents and agreements related thereto and the transactions contemplated thereby and the joint proxy statement/prospectus, (ii) filing and other fees paid to the SEC in connection with the transactions contemplated by the Merger Agreement, and (iii) filing and other fees incurred in connection with any filing under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) in connection with the transactions contemplated by the Merger Agreement will be borne by TCPC and BCIC on a pro rata basis based upon the relative net assets of TCPC and BCIC as of the date on which the Exchange Ratio is determined, subject to the sharing of a portion of these charges by TCP or BCIA as described below.
TCP, in the case of TCPC, and BCIA, in the case of BCIC, will each bear 50% of the aggregate reasonable out-of-pocket costs and expenses incurred by TCPC or BCIC, as applicable, up to a combined aggregate amount equal to $6 million, except that if Closing does not occur because either the BCIC Stockholders fail to approve the BCIC Merger Proposal or the TCPC Stockholders fail to approve the TCPC Stock Issuance Proposal, then, such amount will be reduced to $3 million. The foregoing expense limits will be allocated between TCPC and BCIC on a pro rata basis based upon the relative net assets of TCPC and BCIC as of the date on which the Exchange Ratio is determined, subject to reallocation should one of TCPC or BCIC incur expenses that are less than its proportional amount of the expense cap. For more information on the payment, offset or reimbursement of certain expenses by TCP and BCIA, see “Description of the Merger Agreement — Expenses and Fees.”
It is anticipated that TCPC will incur estimated total transaction costs of approximately $4.4 million in connection with the Merger, $2.2 million of which will be borne by TCPC and $2.2 million will be borne by TCP pursuant to the Merger Agreement. It is anticipated that BCIC will incur estimated total transaction costs of approximately $3.4 million in connection with the Merger, $1.7 million of which will be borne by BCIC and $1.7 million will be borne by BCIA pursuant to the Merger Agreement. These are estimates which may vary from actual transaction costs and allocated amounts incurred. Estimated amounts to be borne by each of TCPC, BCIC, TCP and BCIA assume that Closing occurs and the Merger is approved by TCPC Stockholders and BCIC Stockholders.
Q:	Will TCPC and BCIC incur expenses in soliciting proxies?
A:
TCPC and BCIC will each bear the cost of printing and mailing this joint proxy statement/prospectus and proxy cards and the accompanying Notice of Special Meeting of Stockholders of TCPC or Notice of Special Meeting of Stockholders of BCIC, as applicable. TCPC and BCIC will bear the cost of preparing this joint proxy statement/prospectus on a pro rata basis based upon the relative net assets of TCPC and BCIC as of the date on which the Exchange Ratio is determined. Each of the foregoing costs and expenses are subject to the sharing of a portion of these charges by TCP and BCIA, as applicable, as described above in “Questions and Answers about the Merger — Who is responsible for paying the expenses relating to completing the Merger?” TCPC and BCIC intend to use the services of Georgeson, a proxy solicitation firm, to assist in the distribution and collection of proxy materials and the solicitation and tabulation of proxies. It is estimated that Georgeson will be paid approximately $283,000 in aggregate for such services, including pass through charges and out-of-pocket expenses. Actual proxy solicitation costs incurred and paid to Georgeson may differ from the estimated amount.

Q:	Will I receive dividends after the Merger?
A:
Subject to applicable legal restrictions and the sole discretion of the TCPC Board, TCPC intends to declare and pay regular cash distributions to TCPC Stockholders on a quarterly basis. For a history of the dividend declarations and distributions paid by TCPC since January 1, 2022, see “Market Price, Dividend and Distribution Information — TCPC.” The amount and timing of past dividends and distributions are not a guarantee of any future dividends or distributions, or the amount thereof, the payment, timing and amount of which will be determined by the TCPC Board and depend on TCPC’s cash requirements, its financial condition and earnings, contractual restrictions, legal and regulatory considerations and other factors. See “Dividend Reinvestment Plan of TCPC” for information regarding TCPC’s previous dividend reinvestment plan.

Following the Effective Time, the holders of shares of BCIC Common Stock will be entitled to receive dividends or other distributions declared by the TCPC Board with a record date after the Effective Time theretofore payable with respect to the whole shares of TCPC Common Stock received by BCIC Stockholders upon completion of the Merger.
In addition, TCP, as investment adviser to the combined company has agreed to, following the Effective Time and subject to the completion of the Merger, waive all or a portion of its advisory fees to the extent the adjusted net investment income of TCPC on a per share basis (determined by dividing the adjusted net investment income of TCPC by the weighted average outstanding shares of TCPC during the relevant quarter) is less than $0.32 per share in any of the first four (4) fiscal quarters ending after the Effective Time (the first of which will be the quarter in which the Effective Time occurs unless the Effective Time occurs on the last day of the quarter) to the extent there are sufficient advisory fees to cover such deficit (for the avoidance of doubt, the waiver amount in a given quarter cannot exceed the total advisory fees for such quarter).
Q:	Is the Merger subject to any third party consents?
A:
Under the Merger Agreement, TCPC and BCIC have agreed to cooperate with each other and use reasonable best efforts to take, or cause to be taken, in good faith, all actions, and to do, or cause to be done, all things necessary, including to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings (including any required applications, notices or other filings under the HSR Act), to obtain as promptly as practicable all permits, consents, approvals, confirmations and authorizations of all governmental entities and other third parties, in each case, that are necessary or advisable, to consummate the transactions contemplated by the Merger Agreement (including the Merger) in the most expeditious manner practicable, and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such governmental entities and other third parties. As of the date of this joint proxy statement/prospectus, TCPC and BCIC believe that, subject to the satisfaction or waiver of certain conditions, they have obtained all necessary third party consents (other than consent under the HSR Act and TCPC and BCIC Stockholder Approval). In furtherance thereof, TCPC and BCIC have agreed to cooperate with each other and use reasonable best efforts to take, or cause to be taken all actions, and to do, or cause to be done, all things necessary for the effectiveness of the BCIC Revolving Credit Agreement Amendment, which is a condition to closing for each party to the Merger Agreement. There can be no assurance that any permits, consents, approvals, confirmations or authorizations will be obtained or that such permits, consents, approvals, confirmations or authorizations will not impose conditions or requirements that, individually or in the aggregate, would or could reasonably be expected to have a material adverse effect on the financial condition, results of operations, assets or business of the combined company following the Merger.

Q:	How do TCPC’s investment objectives, strategies and risks differ from BCIC’s?
A:
TCPC’s investment objective is to achieve high total returns through current income and capital appreciation, with an emphasis on principal protection. TCPC seeks to achieve its investment objective primarily through investments in debt securities of middle-market companies, which it typically defines as those with enterprise values between $100 million and $1.5 billion. While TCPC intends to primarily focus on privately negotiated investments in debt of middle-market companies, it may make investments of all kinds and at all levels of the capital structure, including in equity interests such as preferred or common stock and warrants or options received in connection with TCPC’s debt investments. TCPC expects to generate returns through a combination of the receipt of contractual interest payments on debt investments and origination and similar fees, and, to a lesser extent, equity appreciation through options, warrants, conversion rights or direct equity investments.

BCIC’s investment objective is to generate both current income and capital appreciation through its debt and equity investments. BCIC invests primarily in middle-market companies and targets investments that it believes provide an attractive risk-adjusted return. The term “middle-market” refers to companies with enterprise value typically between $100 million and $1.5 billion. BCIC’s targeted investment typically ranges between $5 million and $20 million, although the investment sizes may be more or less than the targeted range and the size of its investments may grow with its capital availability. BCIC generally seeks to invest in companies that operate in a broad variety of industries and that generate positive cash flow. Although most of its new investments are in senior secured loans to primarily U.S. private middle-market companies, its investment portfolio may include junior secured, unsecured and subordinated loans, common and preferred equity, options and warrants, credit derivatives, high-yield bonds, distressed debt and other structured securities. BCIC may from time to time invest up to 30% of its assets opportunistically in other types of investments, including securities of other public companies and foreign securities.
As of June 30, 2023, approximately 87% of BCIC’s portfolio market value overlapped with TCPC’s and 68% of TCPC’s portfolio market value overlapped with BCIC’s. BCIC has been co-investing with TCPC since BlackRock acquired TCP in August 2018. As a result, TCPC and BCIC have substantially similar risks as each focuses on making investments in privately held middle-market companies and both TCP and BCIA are BlackRock affiliates and employ the same investment professionals within BlackRock’s US Private Capital group.

Q:	How do the distribution procedures, purchase procedures, redemption procedures and exchange rights of TCPC and BCIC differ from one another?
A:
TCPC and BCIC have substantially similar distribution, purchase and redemption procedures other than the differences described herein. Neither of TCPC or BCIC offers exchange rights with respect to its common stock. TCPC Common Stock and BCIC Common Stock are currently publicly traded on Nasdaq, and investors may purchase and dispose of shares of TCPC Common Stock and BCIC Common Stock on Nasdaq. From time to time, TCPC and BCIC may offer shares of their respective securities in public offerings registered under the Securities Act, and each of TCPC and BCIC may offer its respective securities in private placements in reliance on an exemption from the registration requirements of the Securities Act.

BCIC has adopted an “opt out” dividend reinvestment plan, which provides for the reinvestment of its distributions on behalf of BCIC unless a BCIC Stockholder elects to receive such distributions in cash. TCPC currently does not have a dividend reinvestment plan in place. TCPC may adopt a dividend reinvestment plan following the Effective Time, but there is no assurance that one will be adopted. Subject to restrictions under applicable law and the Merger Agreement, TCPC and BCIC may from time to time offer to repurchase shares of TCPC Common Stock and BCIC Common Stock from all or certain stockholders. Shares of TCPC Common Stock and BCIC Common Stock are not redeemable.
TCPC anticipates that the combined company will maintain the distribution, purchase and redemption procedures of TCPC following the closing of the Merger, subject to the determination of the TCPC Board.
Q:	How will the combined company be managed following the Merger?
A:
Prior to the Effective Time, the lead Independent Director of BCIC and the lead Independent Director of TCPC, in consultation with the chairperson of the BCIC Board and the chairperson of the TCPC Board, as applicable, will recommend to the TCPC Board the appropriate composition of the TCPC Board after the Effective Time, and the TCPC Board will consider such recommendation. Following the Effective Time, the officers of TCPC will be (i) Rajneesh Vig as Chief Executive Officer / Chairman, (ii) Phil Tseng as President, (iii) Nik Singhal as Chief Operating Officer, (iv) Erik Cuellar as Chief Financial Officer / Treasurer, (v) Charles C.S. Park as Chief Compliance Officer and (vi) Laurence D. Paredes as Secretary. Such officers will hold office until their respective successors are duly appointed and qualify, or their earlier death, removal or resignation. Following the Merger, TCP, the investment adviser to TCPC and a wholly-owned subsidiary of BCIA, the investment adviser to BCIC, will be the investment adviser to the combined company pursuant to the Amended TCPC Investment Advisory Agreement. Consequently, following the Merger, BCIC Stockholders will be investors in a BDC advised by TCP rather than BCIA; however, since both TCP and BCIA are BlackRock affiliates and employ the same investment professionals within BlackRock’s US Private Capital group, the management of portfolio investments will be substantially similar for BCIC Stockholders, as investors in the combined company following the Merger. For more information, see “The Merger — Fee Waiver Agreement” and “The Merger — Amended TCPC Investment Advisory Agreement.”

Q:	If I am a TCPC Stockholder, will my expenses increase as a result of the Merger without a waiver or reimbursement?
A:
In connection with the entry into the Merger Agreement and subject to completion of the Merger, following the Effective Time, TCP has agreed to reduce the base management fee rate from 1.50% to 1.25% on assets equal to or below 200% of the net asset value of TCPC (for the avoidance of doubt, the base management fee rate on assets that exceed 200% of the net asset value of TCPC would remain 1.00%) with no change to the basis of calculation. TCPC also may achieve certain other operating cost savings from the Merger when the two companies have fully integrated their portfolios. The cost savings estimates also assume TCPC will be able to combine its operations and BCIC’s operations in a manner that permits those cost savings to be realized. On a pro forma basis (excluding estimated transaction expenses), it is expected that the combined company will have higher overall expenses in total dollars, but ultimately have lower expenses as a percentage of total assets and net assets following completion of the Merger.

For further information, see the section captioned “Comparative Fees and Expenses Relating to the Merger” which includes a table intended to assist TCPC Stockholders and BCIC Stockholders in understanding the costs and expenses that an investor in shares of TCPC Common Stock or BCIC Common Stock bears directly or indirectly and, based on the assumptions set forth, the pro forma costs and expenses estimated to be incurred by the combined company in the first year following completion of the Merger. The percentages of expenses indicated in this table are estimates and may vary from actual results. Estimated transaction expenses related to the Merger are not included in the table.
Q:	If I am a BCIC Stockholder, will my expenses increase as a result of the Merger without a waiver or reimbursement?
A:
In connection with the entry into the Merger Agreement and subject to completion of the Merger, following the Effective Time, TCP has agreed to reduce the base management fee rate from 1.50% to 1.25% on assets equal to or below 200% of the net asset value of TCPC (for the avoidance of doubt, the base management fee rate on assets that exceed 200% of the net asset value of TCPC would remain 1.00%) with no change to the basis of calculation. TCPC also may achieve certain other operating cost savings from the Merger when the two companies have fully integrated their portfolios. The cost savings estimates also assume TCPC will be able to combine its operations and BCIC’s operations in a manner that permits those cost savings to be realized. On a pro forma basis (excluding estimated transaction expenses), it is expected that the combined company will have higher overall expenses in total dollars, but ultimately have lower expenses as a percentage of total assets and net assets following completion of the Merger.

For further information, see the section captioned “Comparative Fees and Expenses Relating to the Merger” which includes a table intended to assist TCPC Stockholders and BCIC Stockholders in understanding the costs and expenses that an investor in shares of TCPC Common Stock or BCIC Common Stock bears directly or indirectly and, based on the assumptions set forth, the pro forma costs and expenses estimated to be incurred by the combined company in the first year following completion of the Merger. The percentages of expenses indicated in this table are estimates and may vary from actual results. Estimated transaction expenses related to the Merger are not included in the table.
Q:	How will the Merger affect the management fee payable by TCPC post-Closing?
A:
The Amended TCPC Investment Advisory Agreement provides that, as of the Effective Time, TCP will reduce the base management fee rate from 1.50% to 1.25% on assets equal to or below 200% of the net asset value of TCPC (for the avoidance of doubt, the base management fee rate on assets that exceed 200% of the net asset value of TCPC would remain 1.00%) with no change to the basis of calculation. See “The Merger — Amended TCPC Investment Advisory Agreement.”

In addition, the Fee Waiver Agreement provides that, as of the Effective Time, TCP will waive all or a portion of its advisory fees to the extent the adjusted net investment income of TCPC on a per share basis (determined by dividing the adjusted net investment income of TCPC by the weighted average outstanding shares of TCPC during the relevant quarter) is less than $0.32 per share in any of the first four (4) fiscal quarters ending after the Effective Time (the first of which will be the quarter in which the Effective Time occurs unless the Effective Time occurs on the last day of the quarter) to the extent there are sufficient advisory fees to cover such deficit (for the avoidance of doubt, the waiver amount in a given quarter cannot exceed the total advisory fees for such quarter). See “The Merger — Fee Waiver Agreement.”
Q:	Will the composition of the TCPC Board change following the Merger?
A:
Prior to the Effective Time, the lead Independent Director of BCIC and the lead Independent Director of TCPC, in consultation with the chairperson of the BCIC Board and the chairperson of the TCPC Board, as applicable, will recommend to the TCPC Board the appropriate composition of the TCPC Board after the Effective Time, and the TCPC Board will consider such recommendation.

Q:	Are TCPC Stockholders able to exercise appraisal rights?
A:	No. TCPC Stockholders will not be entitled to exercise appraisal rights with respect to any matter to be voted upon at the TCPC Special Meeting.
Q:	Are BCIC Stockholders able to exercise appraisal rights?
A:	No. BCIC Stockholders will not be entitled to exercise appraisal rights with respect to any matter to be voted upon at the BCIC Special Meeting.

Q:	When do you expect to complete the Merger?
A:
While there can be no assurance as to the exact timing, or that the Merger will be completed at all, TCPC and BCIC are working to complete the Merger in the first quarter of 2024. It is currently expected that the Merger will be completed promptly following receipt of the required TCPC Stockholder Approval and BCIC Stockholder Approval at the TCPC Special Meeting and BCIC Special Meeting, respectively, and satisfaction or waiver of the other closing conditions set forth in the Merger Agreement.

Q:	What happens if the Merger is not consummated?
A:
If the Merger is not completed for any reason, the additional TCPC Common Stock will not be issued pursuant to the TCPC Stock Issuance Proposal and BCIC Stockholders will not receive any consideration for their shares of BCIC Common Stock in connection with the Merger. Instead, each of TCPC and BCIC will remain an independent company and continue to operate pursuant to the current agreements in place for each of TCPC and BCIC, and each of TCPC’s and BCIC’s respective directors and officers will continue to serve as its directors and officers, respectively, until their successors are duly elected and qualified, or their earlier death, removal or resignation. If the Merger does not close because the BCIC Stockholders fail to approve the BCIC Merger Proposal or the TCPC Stockholders fail to approve the TCPC Stock Issuance Proposal, the payment, offset or reimbursement of certain transaction expenses by the Advisors will be limited to an aggregate amount of $3 million, rather than $6 million (for more information, see “Description of the Merger Agreement — Expenses and Fees”).

Q:	Is the Merger expected to be taxable to TCPC Stockholders?
A:
No. The Merger is not expected to be a taxable event for TCPC Stockholders. For further information, see the section captioned “U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Consequences of the Merger.”

Q:	Is the Merger expected to be taxable to BCIC Stockholders?
A:
The Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and it is a condition to the obligations of BCIC and of TCPC to consummate the Merger that BCIC and TCPC will each obtain legal opinions to that effect. Assuming the Merger qualifies as a “reorganization” within the meaning of Section 368(a), BCIC Stockholders are not expected to recognize any gain or loss for U.S. federal income tax purposes on the exchange of shares of BCIC Common Stock for shares of TCPC Common Stock pursuant to the Merger, except for any gain or loss that may result from the receipt of cash in lieu of fractional shares of TCPC Common Stock. The particular tax consequences of the Merger to a BCIC Stockholder will depend on such stockholder’s particular facts and circumstances. BCIC Stockholders should consult with their tax advisors to determine the tax consequences of the Merger to them in light of their specific circumstances. For further information, see the section captioned “Material U.S. Federal Income Tax Considerations — Material U.S. Federal Income Tax Consequences of the Merger.”

Q:	Did the TCPC Special Committee and TCPC Board receive an opinion from the financial advisor to the TCPC Special Committee regarding the Exchange Ratio?
A:	Yes. For more information, see the section entitled “The Merger — Opinion of the Financial Advisor to the TCPC Special Committee.”
Q:	Did the BCIC Special Committee and BCIC Board receive an opinion from the financial advisor to the BCIC Special Committee regarding the Exchange Ratio?
A:	Yes. For more information, see the section entitled “The Merger — Opinion of the Financial Advisor to the BCIC Special Committee.”

SUMMARY OF THE MERGER
This summary highlights selected information contained elsewhere in this joint proxy statement/prospectus and may not contain all of the information that is important to you. You should carefully read this entire joint proxy statement/prospectus, including the other documents to which this joint proxy statement/prospectus refers for a more complete understanding of the Merger. In particular, you should read the annexes attached to this joint proxy statement/prospectus, including the Merger Agreement, which is attached as Annex A hereto, as it is the legal document that governs the Merger. See “Where You Can Find More Information.” For a discussion of the risk factors you should carefully consider, see the section entitled “Risk Factors” beginning on page 22.
The Parties to the Merger
BlackRock TCP Capital Corp.
2951 28th Street, Suite 1000
Santa Monica, California 90405
(310) 566-1000
TCPC is a Delaware corporation formed on April 2, 2012 and is an externally managed, closed-end, non-diversified management investment company. TCPC has elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”). In addition, for tax purposes TCPC intends to continue to qualify as a regulated investment company (“RIC”) under the Code.
TCPC’s investment objective is to achieve high total returns through current income and capital appreciation, with an emphasis on principal protection. TCPC seeks to achieve its investment objective primarily through investments in debt securities of middle-market companies, which it typically defines as those with enterprise values between $100 million and $1.5 billion. While TCPC intends to primarily focus on privately negotiated investments in debt of middle-market companies, it may make investments of all kinds and at all levels of the capital structure, including in equity interests such as preferred or common stock and warrants or options received in connection with BCIC’s debt investments. TCPC expects to generate returns through a combination of the receipt of contractual interest payments on debt investments and origination and similar fees, and, to a lesser extent, equity appreciation through options, warrants, conversion rights or direct equity investments.
BlackRock Capital Investment Corporation
50 Hudson Yards
New York, New York 10001
212-810-5800
BCIC was incorporated on April 13, 2005, commenced operations with private funding on July 25, 2005, and completed its initial public offering on July 2, 2007. BCIC is an externally-managed, non-diversified closed-end management investment company. BCIC has elected to be regulated as a BDC under the 1940 Act. In addition, for tax purposes BCIC intends to continue to qualify as a RIC under the Code through the end of its last taxable year ending on the Closing Date.
BCIC’s investment objective is to generate both current income and capital appreciation through BCIC’s debt and equity investments. BCIC invests primarily in middle-market companies and target investments that it believes provide an attractive risk-adjusted return. The term “middle-market” refers to companies with enterprise value typically between $100 million and $1.5 billion. BCIC’s targeted investment typically ranges between $5 million and $20 million, although the investment sizes may be more or less than the targeted range and the size of its investments may grow with BCIC’s capital availability. BCIC generally seeks to invest in companies that operate in a broad variety of industries and that generate positive cash flow. Although most of its new investments are in senior secured loans to primarily U.S. private middle-market companies, its investment portfolio may include junior secured, unsecured and subordinated loans, common and preferred equity, options and warrants, credit derivatives, high-yield bonds, distressed debt and other structured securities. BCIC may from time to time invest up to 30% of its assets opportunistically in other types of investments, including securities of other public companies and foreign securities.

BCIC Merger Sub, LLC
2951 28th Street, Suite 1000
Santa Monica, California 90405
(310) 566-1000
Merger Sub is a Delaware limited liability company and a newly formed wholly-owned subsidiary of Special Value Continuation Partners LLC, a Delaware limited liability company and indirect wholly-owned subsidiary of TCPC. Merger Sub was formed in connection with and for the sole purpose of the Merger.
TCP
2951 28th Street, Suite 1000
Santa Monica, California 90405
(310) 566-1000
TCPC’s investment activities are managed by TCP. TCP is a Delaware limited liability company and is registered as an investment advisor under the Advisers Act. TCP is a wholly-owned subsidiary of BCIA, an indirect wholly-owned subsidiary of BlackRock, Inc. BlackRock is the world’s largest publicly traded investment management firm, with approximately $9 trillion of assets under management as of December 31, 2022. BlackRock manages assets on behalf of institutions and individuals worldwide through a variety of equity, fixed income, real estate, cash management and alternative investment products. BlackRock serves clients in North and South America, Europe, Asia, Australia, Africa and the Middle East. Headquartered in New York, BlackRock maintains offices in over 30 countries, including 25 primary investment centers. BlackRock’s institutional knowledge includes proprietary valuation techniques, market outlook, competitive evaluation and structuring and operational expertise. In addition, BlackRock provides risk management, investment system outsourcing and financial advisory services to a growing number of institutional investors. Through BlackRock Solutions®, BlackRock provides risk management and advisory services that combine capital markets expertise with internally developed systems and technology.
BCIA
50 Hudson Yards
New York, New York 10001
212-810-5800
BCIC’s investment activities are managed by BCIA. BCIA is a Delaware limited liability company and is registered as an investment advisor under the Advisers Act. BCIA is an indirect wholly-owned subsidiary of BlackRock, Inc. See the previous paragraph for a description of BlackRock, Inc.’s business.
Merger Structure
Pursuant to the terms of the Merger Agreement, at the Effective Time, BCIC will be merged with and into Merger Sub. Merger Sub will be the surviving company and will continue its existence as a limited liability company under the laws of the State of Delaware. As of the Effective Time, the separate corporate existence of BCIC will cease.
For illustrative purposes, based on the number of shares of TCPC Common Stock issued and outstanding and the NAV per share of TCPC and BCIC as of September 30, 2023 (including certain adjustments as described in the section captioned “Capitalization”), TCPC would issue approximately 0.3442 shares of TCPC Common Stock for each share of BCIC Common Stock outstanding, resulting in pro forma ownership of 69.8% for current TCPC Stockholders and 30.2% for current BCIC Stockholders. The actual NAV per share of TCPC and BCIC used for calculation of the Exchange Ratio and resulting ownership percentages for TCPC and BCIC Stockholders will be determined on the Determination Date prior to the closing of the Merger.
Following the Merger, TCP will continue to be the investment adviser to TCPC pursuant to the Amended TCPC Investment Advisory Agreement.
The Merger Agreement is attached as Annex A to this joint proxy statement/prospectus. TCPC and BCIC encourage their respective stockholders to read the Merger Agreement carefully and in its entirety, as it is the legal document governing the Merger.

Merger Consideration
Subject to the terms and conditions of the Merger Agreement, at the Effective Time, each share of BCIC Common Stock issued and outstanding immediately prior to the Effective Time (other than Cancelled Shares) will be converted into the right to receive a number of shares of TCPC Common Stock equal to the Exchange Ratio, plus any cash (without interest) in lieu of fractional shares.
Under the Merger Agreement, as of the Determination Date, BCIC and TCPC will deliver the Closing BCIC Net Asset Value and the Closing TCPC Net Asset Value, respectively, in each case, based on the same assumptions and methodologies, and applying the same categories of adjustments to NAV historically used in preparing the calculation of the NAV per share by the applicable party, except (i) that, in the case of BCIC, any quoted investments valued by reference to bid-ask prices will be valued at the mid-point of the bid-ask spread as reported by the pricing vendor or broker, such that the valuation treatment of such investments is consistent with the valuation policies of TCPC, and (ii) as otherwise may be mutually agreed by the parties.
Based on such calculations, the parties will calculate:
•
the “BCIC Per Share NAV”, which will be equal to (i) the Closing BCIC Net Asset Value divided by (ii) the number of shares of BCIC Common Stock issued and outstanding as of the Determination Date (excluding any Cancelled Shares); and

•	the “TCPC Per Share NAV”, which will be equal to (A) the Closing TCPC Net Asset Value divided by (B) the number of shares of TCPC Common Stock issued and outstanding as of the Determination Date.
The Exchange Ratio will be equal to the quotient (rounded to four decimal places) of (i) the BCIC Per Share NAV divided by (ii) the TCPC Per Share NAV, each as calculated as of the Determination Date. BCIC and TCPC will update and redeliver the Closing BCIC Net Asset Value or the Closing TCPC Net Asset Value, respectively, in the event that the Closing is subsequently delayed or there is more than a de minimis change to such calculations between the Determination Date and the closing of the Merger (including any dividend declared after the Determination Date but prior to the closing of the Merger) and as needed to ensure that the calculations are determined within 48 hours (excluding Sundays and holidays) prior to the Effective Time.
The Exchange Ratio will be adjusted if, between the Determination Date and the Effective Time, the respective number of issued and outstanding shares of TCPC Common Stock or BCIC Common Stock has increased or decreased or changed into or exchanged for a different number or kind of shares or securities, in each case, as a result of any reclassification, recapitalization, stock split, reverse stock split, split-up, merger, issuer tender or exchange offer, combination or exchange of shares or similar transaction, or if a stock dividend or dividend payable in any other securities (or similar distribution) has been authorized and declared with a record date within such period, as permitted by the Merger Agreement, in each case, to provide the BCIC Stockholders and TCPC the same economic effect as contemplated by the Merger Agreement prior to such event. Because the Exchange Ratio will be determined within 48 hours (excluding Sundays and holidays) prior to the Effective Time, the time period during which such an adjustment could occur will be relatively short.
Closing of the Merger is contingent upon (i) TCPC Stockholder Approval of the TCPC Stock Issuance Proposal, (ii) BCIC Stockholder Approval of the BCIC Merger Proposal and (iii) satisfaction or waiver of certain other closing conditions.
After the Determination Date and until the Merger is completed, the market value of the shares of TCPC Common Stock to be issued in the Merger will continue to fluctuate but the number of shares to be issued to BCIC Stockholders will remain fixed.
Market Price of TCPC Common Stock and BCIC Common Stock
TCPC Common Stock currently trades on the Nasdaq Global Select Market (“Nasdaq”) under the ticker symbol “TCPC.” BCIC Common Stock currently trades on the Nasdaq under the ticker symbol “BKCC”. BCIC Stockholders will receive TCPC Common Stock on the Closing Date and will be able to trade such shares of TCPC Common Stock as soon as they are credited to the account of the applicable legacy BCIC Stockholder.

The following table presents the closing sales prices as of the last trading day before the execution of the Merger Agreement and the most recent quarter end, and the most recently determined NAV per share of TCPC Common Stock and the most recently determined NAV per share of BCIC Common Stock.
	TCPC Common Stock	BCIC Common Stock
Closing Sales Price as of January 9, 2024	$11.85	$4.00
NAV per Share as of September 30, 2023	$12.72	$4.38
Closing Sales Price as of September 30, 2023	$11.74	$3.71
Risks Relating to the Merger
The Merger and the other transactions contemplated by the Merger Agreement are subject to, among others, the following risks. TCPC Stockholders and BCIC Stockholders should carefully consider these risks before deciding how to vote on the TCPC Stock Issuance Proposal or BCIC Merger Proposal, as applicable, to be voted on at their respective annual or special meeting.
•
Because the trading price of TCPC Common Stock and the NAV per share of BCIC Common Stock and TCPC Common Stock will fluctuate, BCIC Stockholders cannot be sure of the market value of the consideration they will receive in connection with the Merger until the closing date of the Merger.

•	Sales of shares of TCPC Common Stock after the completion of the Merger may cause the trading price of TCPC Common Stock to decline.
•	TCPC Stockholders and BCIC Stockholders will experience a reduction in percentage ownership and voting power in the combined company as a result of the Merger.
•	TCPC may be unable to realize the benefits anticipated by the Merger, including estimated cost savings, or it may take longer than anticipated to achieve such benefits.
•
The opinion of the financial advisor to the TCPC Special Committee delivered to the TCPC Special Committee and the TCPC Board prior to the signing of the Merger Agreement and the opinion of the financial advisor to the BCIC Special Committee delivered to the BCIC Special Committee and the BCIC Board prior to the signing of the Merger Agreement will not reflect changes in circumstances since the date of the opinions.

•
If the Merger does not close for any reason (whether due to failure to obtain required BCIC or TCPC Stockholder Approval or failure of either TCPC or BCIC to satisfy certain closing conditions), TCPC and BCIC may bear expenses incurred in connection with the Merger in excess of the amounts to be borne by TCP or BCIA, as applicable, and will not receive the benefits associated with the Merger.

•	The termination of the Merger Agreement could negatively impact TCPC and BCIC.
•	The Merger Agreement limits TCPC’s and BCIC’s ability to pursue alternatives to the Merger.
•
The Merger is subject to closing conditions, including the TCPC and BCIC Stockholder Approvals, that, if not satisfied or (to the extent legally allowed) waived, will result in the Merger not being completed, which may result in material adverse consequences to the business and operations of TCPC and BCIC.

•	TCPC and BCIC may, to the extent legally allowed, waive one or more conditions to the Merger without resoliciting the TCPC Stockholder Approval or BCIC Stockholder Approval, as applicable.
•	TCPC and BCIC will be subject to operational uncertainties and contractual restrictions while the Merger is pending.
•	The market price of TCPC Common Stock after the Merger may be affected by factors different from those affecting TCPC Common Stock currently.
•	BCIC Stockholders and TCPC Stockholders are not entitled to appraisal rights in connection with the Merger.
•	Any litigation filed against TCPC and/or BCIC in connection with the Merger could result in substantial costs and could delay or prevent the Merger from being completed.

•
The Merger may trigger certain “change of control” provisions and other restrictions in contracts of TCPC, BCIC or their respective affiliates and the failure to obtain any required consents or waivers could adversely impact the combined company.

•
As a result of the Merger, holders of BCIC’s outstanding 2025 Private Placement Notes will be able to redeem their notes prior to maturity; any replacement debt may be more expensive and any inability of the combined company to replace any redeemed BCIC 2025 Private Placement Notes after the Effective Time could adversely impact TCPC’s liquidity and ability to fund new investments or maintain distributions to TCPC Stockholders.

•
The shares of TCPC Common Stock to be received by BCIC Stockholders as a result of the Merger will have certain different rights associated with them than shares of BCIC Common Stock currently held by them, as described more fully in the section “Comparison of TCPC and BCIC Stockholder Rights.”

•	The Merger may not be treated as a tax-free reorganization under Section 368(a) of the Code.
•	TCPC is expected to be subject to an annual limitation on its use of BCIC’s capital loss carryforwards (and certain unrecognized built-in losses).
•	The combined company may incur adverse tax consequences if either BCIC or TCPC has failed or fails to qualify for taxation as a RIC for United States federal income tax purposes.
See the section captioned “Risk Factors — Risks Relating to the Merger” beginning on page 22 for a more detailed discussion of these risks.
Tax Consequences of the Merger
The Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and it is a condition to the obligations of BCIC and of TCPC to consummate the Merger that BCIC and TCPC will each obtain a legal opinion to that effect. Assuming the merger so qualifies, BCIC Stockholders are not expected to recognize any gain or loss for U.S. federal income tax purposes on the exchange of shares of BCIC Common Stock for shares of TCPC Common Stock pursuant to the Merger, except for any gain or loss that may result from the receipt of cash in lieu of fractional shares of TCPC Common Stock. The Merger is not expected to be a taxable event for TCPC Stockholders, BCIC or TCPC.
TCPC Stockholders and BCIC Stockholders should read the section captioned “U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Consequences of the Merger” for a more complete discussion of the U.S. federal income tax considerations relevant to the Merger. Tax matters can be complicated and the tax consequences of the Merger to a particular stockholder will depend on the particular tax situation of such stockholder. TCPC Stockholders and BCIC Stockholders should consult with their tax advisors to determine the tax consequences of the Merger to them.
Special Meeting of TCPC Stockholders
TCPC plans to hold the TCPC Special Meeting virtually on March 7, 2024, at 2:00 p.m., Eastern Time (11:00 a.m., Pacific Time), at the following website: https://meetnow.global/MG7S5WA. At the TCPC Special Meeting, holders of TCPC Common Stock will be asked to approve the TCPC Stock Issuance Proposal.
A TCPC Stockholder can vote at the TCPC Special Meeting if such stockholder owned shares of TCPC Common Stock at the close of business on the TCPC Record Date. As of that date, there were 57,767,264 shares of TCPC Common Stock outstanding and entitled to vote. Approximately 172,070 of such total outstanding shares, or approximately 0.3%, were owned beneficially or of record by directors and executive officers of TCPC.
Special Meeting of BCIC Stockholders
BCIC plans to hold the BCIC Special Meeting virtually on March 7, 2024, at 12:00 p.m., Eastern Time (9:00 a.m., Pacific Time), at the following website: https://meetnow.global/M9KS6KV. At the BCIC Special Meeting, holders of BCIC Common Stock will be asked to approve the BCIC Merger Proposal.
A BCIC Stockholder can vote at the BCIC Special Meeting if such stockholder owned shares of BCIC Common Stock at the close of business on the BCIC Record Date. As of that date, there were 72,571,907 shares of BCIC Common Stock outstanding and entitled to vote. Approximately 1,198,898 of such total outstanding shares, or approximately 1.7%, were owned beneficially or of record by directors and executive officers of BCIC.

TCPC Board Recommendation
The TCPC Board, upon recommendation of the TCPC Special Committee, comprised of all of the independent directors of TCPC, has unanimously approved the Merger Agreement, including the Merger and the related transactions and the proposed issuance of additional TCPC Common Stock in connection with the Merger, and directed that such matters be submitted to the TCPC Stockholders for approval at the TCPC Special Meeting. After careful consideration and, with respect to the TCPC Stock Issuance Proposal, on the recommendation of the TCPC Special Committee, the TCPC Board unanimously recommends that TCPC Stockholders vote “FOR” the TCPC Stock Issuance Proposal.
BCIC Board Recommendation
The BCIC Board, upon recommendation of the BCIC Special Committee, comprised of all of the independent directors of BCIC, has unanimously approved the Merger Agreement, including the Merger and the related transactions, and directed that such matters be submitted to the BCIC Stockholders for approval. After careful consideration, on the recommendation of the BCIC Special Committee, the BCIC Board unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Merger, and unanimously recommends that BCIC Stockholders vote “FOR” the BCIC Merger Proposal.
Vote Required — TCPC
Each share of TCPC Common Stock held by a holder of record as of the TCPC Record Date has one vote on the TCPC Stock Issuance Proposal. The affirmative vote of the holders of a majority of the votes cast by the holders of outstanding shares of TCPC Common Stock at the TCPC Special Meeting in person or by proxy at a meeting at which a quorum is present is required for approval of the TCPC Stock Issuance Proposal (i.e., the number of shares voted “for” the proposal must exceed the number of shares voted “against” such proposal). Abstentions and uninstructed shares, if any, will not be included in determining the number of votes cast and, because the TCPC Stock Issuance Proposal requires the affirmative vote of the holders of at least a majority of votes cast, abstentions and uninstructed shares will have no effect on the TCPC Stock Issuance Proposal at a meeting at which a quorum is present.
Vote Required — BCIC
Each share of BCIC Common Stock held by a holder of record as of the BCIC Record Date has one vote on the BCIC Merger Proposal. The affirmative vote of the holders of a majority of the outstanding shares of BCIC Common Stock is required to approve the BCIC Merger Proposal. Abstentions and uninstructed shares, if any, will have the effect of a vote “against” this proposal.
Completion of the Merger
As more fully described in this joint proxy statement/prospectus and in the Merger Agreement, the completion of the Merger depends on a number of conditions being satisfied or, where legally permissible, waived. For information on the conditions that must be satisfied or waived for the Merger to occur, see “Description of the Merger Agreement — Conditions to Closing the Merger.” While there can be no assurance as to the exact timing, or that the Merger will be completed at all, TCPC and BCIC are working to complete the Merger in the first quarter of 2024. It is currently expected that the Merger will be completed promptly following receipt of the required TCPC and BCIC Stockholder Approvals at the TCPC Special Meeting and the BCIC Special Meeting, respectively, and satisfaction or waiver of the other closing conditions set forth in the Merger Agreement.
Termination of the Merger Agreement
The Merger Agreement contains certain termination rights for TCPC and BCIC, each of which is discussed below in “Description of the Merger Agreement — Termination of the Merger Agreement.”

Fee Reduction in Connection with the Merger
In connection with the entry into the Merger Agreement and subject to completion of the Merger, following the Effective Time, TCP in its capacity as investment adviser to TCPC and, following the Merger, the investment adviser of the combined company, has agreed:
(i)
to reduce the base management fee rate from 1.50% to 1.25% on assets equal to or below 200% of the net asset value of TCPC (for the avoidance of doubt, the base management fee rate on assets that exceed 200% of the net asset value of TCPC would remain 1.00%) with no change to the basis of calculation;

(ii)
to waive all or a portion of its advisory fees to the extent the adjusted net investment income of TCPC on a per share basis (determined by dividing the adjusted net investment income of TCPC by the weighted average outstanding shares of TCPC during the relevant quarter) is less than $0.32 per share in any of the first four (4) fiscal quarters ending after the Effective Time (the first of which will be the quarter in which the Effective Time occurs unless the Effective Time occurs on the last day of the quarter) to the extent there are sufficient advisory fees to cover such deficit (for the avoidance of doubt, the waiver amount in a given quarter cannot exceed the total advisory fees for such quarter); and

(iii)
that, for the purposes of calculating net investment income (as described in clause (ii) above) and certain incentive fee calculations under the Amended TCPC Investment Advisory Agreement, any amortization or accretion of any purchase premium or purchase discount to interest income or any gains and losses resulting solely from accounting adjustments to the cost basis of the BCIC assets acquired in the Merger as required under applicable accounting guidance will be excluded.

Management of the Combined Company
Prior to the Effective Time, the lead Independent Director of BCIC and the lead Independent Director of TCPC, in consultation with the chairperson of the BCIC Board and the chairperson of the TCPC Board, as applicable, will recommend to the TCPC Board the appropriate composition of the TCPC Board after the Effective Time, and the TCPC Board will consider such recommendation. Each director of the combined company will hold office until their respective successor is duly elected and qualifies, or their earlier death, removal or resignation.
Following the Merger, the officers of TCPC will be (i) Rajneesh Vig as Chief Executive Officer / Chairman, (ii) Phil Tseng as President, (iii) Nik Singhal as Chief Operating Officer, (iv) Erik Cuellar as Chief Financial Officer / Treasurer, (v) Charles C.S. Park as Chief Compliance Officer and (vi) Laurence D. Paredes as Secretary. Such officers will hold office until their respective successors are duly appointed and qualify, or their earlier death, removal or resignation.
Following the Merger, TCP, the investment adviser to TCPC, will be the investment adviser to the combined company pursuant to the Amended TCPC Investment Advisory Agreement and Fee Waiver Agreement. For more information, see “The Merger — Fee Waiver Agreement” and “The Merger — Amended TCPC Investment Advisory Agreement.”
Reasons for the Merger
TCPC
The TCPC Board consulted with its legal and other advisors, as well as TCPC’s management and TCP, and considered numerous factors, including the unanimous recommendation of the TCPC Special Committee, and the TCPC Board and the TCPC Special Committee unanimously determined that the Merger is advisable and in the best interests of TCPC, and that existing TCPC Stockholders will not be diluted (as provided under Rule 17a-8 of the 1940 Act) as a result of the Merger.
The TCPC Special Committee and the TCPC Board weighed various potential benefits and risks in considering the Merger, both with respect to the immediate effects of the Merger on TCPC and with respect to the potential benefits and risks that could be experienced by the combined company after the Merger. Some of the factors considered by the TCPC Special Committee and the TCPC Board that assisted them in concluding that the Merger is in the best interests of TCPC included, among others (which are not in any relative order of importance):
•	expected accretion to net investment income;
•	reduced management fee rate;
•	net investment income shortfall support;
•	expected expense savings;

•	advisor sharing of a portion of the Merger-related expenses;
•	expected greater access to debt capital;
•	similarities in investment strategies and risks;
•	increased scale and potential for improved secondary market liquidity;
•	potential for improved trading dynamics;
•	continuity of BlackRock-affiliated management team;
•	acquisition of a known, diversified portfolio with significant overlap;
•	no dilution for purposes of Rule 17a-8 under the 1940 Act;
•	potential benefits of the Merger as compared to other strategic options;
•
the financial analysis reviewed by Houlihan Lokey with the TCPC Special Committee as well as the oral opinion of Houlihan Lokey rendered to the TCPC Special Committee on September 5, 2023 (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion dated September 5, 2023 addressed to the TCPC Special Committee), as to, as of September 5, 2023, the fairness, from a financial point of view, to TCPC of the Exchange Ratio provided for in the Merger pursuant to the Merger Agreement; and

•	the structure of the Merger as a tax-free reorganization.
The foregoing list does not include all the factors that the TCPC Board considered in approving the proposed Merger and the Merger Agreement and recommending that TCPC Stockholders approve the issuance of additional shares of TCPC Common Stock necessary to effectuate the Merger.
For a further discussion of certain factors considered by the TCPC Board, see “The Merger — Reasons for the Merger.”
BCIC
The BCIC Board consulted with its legal and other advisors, as well as BCIC’s management and BCIA, and considered numerous factors, including the unanimous recommendation of the BCIC Special Committee, and the BCIC Board and the BCIC Special Committee unanimously determined that the Merger Agreement and the terms of the Merger and the related transactions contemplated by the Merger Agreement are advisable and in the best interests of BCIC, and that existing BCIC Stockholders will not be diluted (as provided under Rule 17a-8 of the 1940 Act) as a result of the Merger.
The BCIC Special Committee and the BCIC Board weighed various potential benefits and risks in considering the Merger, both with respect to the immediate effects of the Merger on BCIC and BCIC Stockholders and with respect to the potential benefits and risks that could be experienced by the combined company after the Merger. Some of the factors considered by the BCIC Special Committee and the BCIC Board that assisted them in concluding that the Merger is in the best interests of BCIC and BCIC Stockholders included, among others (which are not in any relative order of importance):
•	expected accretion to net investment income;
•	reduced management fee rate;
•	net investment income shortfall support;
•	expected expense savings;
•	advisor sharing of a portion of the Merger-related expenses;
•	expected greater access to debt capital on more favorable terms;
•	similarities in investment strategies and risks;
•	increased scale and potential for improved secondary market liquidity;
•	potential for improved trading dynamics;

•	continuity of BlackRock-affiliated management team;
•	stronger historical performance track record and dividend coverage;
•	merger with a known, diversified portfolio with significant overlap;
•	the structure of the Merger as a tax-free reorganization;
•	no dilution for purposes of Rule 17a-8 under the 1940 Act;
•	the potential benefits of the Merger as compared to other strategic options; and
•	the opinion of Keefe, Bruyette & Woods, Inc. (“KBW”) as to the fairness of the Exchange Ratio, from a financial point of view, to the holders of BCIC Common Stock.
The foregoing list does not include all the factors that the BCIC Board considered in approving the Merger Agreement and recommending that BCIC Stockholders approve the Merger Agreement.
For a further discussion of certain factors considered by the BCIC Board, see “The Merger — Reasons for the Merger.”
TCPC Stockholders and BCIC Stockholders Do Not Have Appraisal Rights
Neither TCPC Stockholders nor BCIC Stockholders will be entitled to exercise appraisal rights in connection with the Merger under the laws of the State of Delaware.
Opinion of the Financial Advisor to the TCPC Special Committee
On September 5, 2023, Houlihan Lokey Capital, Inc. (“Houlihan Lokey”), orally rendered its opinion to the TCPC Special Committee (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the TCPC Special Committee dated September 5, 2023), as to, as of September 5, 2023, the fairness, from a financial point of view, to TCPC of the Exchange Ratio provided for in the Merger pursuant to the Merger Agreement.
Houlihan Lokey’s opinion was directed to the TCPC Special Committee (in its capacity as such) and only addressed the fairness, from a financial point of view, to the TCPC of the Exchange Ratio provided for in the Merger pursuant to the Merger Agreement and did not address any other aspect or implication of the Merger or any other agreement, arrangement or understanding entered into in connection therewith or otherwise. The summary of Houlihan Lokey’s opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is attached as Annex B to this proxy statement/prospectus and describes the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in connection with the preparation of its opinion. However, neither Houlihan Lokey’s opinion nor the summary of its opinion and the related analyses set forth in this proxy statement/prospectus are intended to be, and do not constitute, advice or a recommendation to the TCPC Special Committee, the TCPC Board, any security holder of TCPC or any other person as to how to act or vote with respect to any matter relating to the Merger.
Opinion of the Financial Advisor to the BCIC Special Committee
In connection with the Merger, KBW delivered a written opinion, dated September 5, 2023 (which opinion was initially rendered verbally), to the BCIC Special Committee and the BCIC Board as to the fairness, from a financial point of view and as of the date of the opinion, to the holders of BCIC Common Stock of the Exchange Ratio in the proposed Merger. The full text of KBW’s opinion, which describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW in preparing the opinion, is attached as Annex C to this document.
The opinion was for the information of, and was directed to, the BCIC Special Committee (in its capacity as such) and, as requested by the BCIC Special Committee, the BCIC Board (in its capacity as such) in connection with their respective consideration of the financial terms of the Merger. The opinion did not address the underlying business decision of BCIC to engage in the Merger or enter into the Merger Agreement or constitute a recommendation to the BCIC Special Committee or the BCIC Board in connection with the Merger, and it does not constitute a recommendation to any holder of BCIC Common Stock or any stockholder of any other entity as to how to vote in connection with the Merger or any other matter.

RISK FACTORS
In addition to the other information included in this document, you should carefully consider the risks described below in determining whether to approve (i) the TCPC Stock Issuance Proposal, in the case of TCPC Stockholders, and (ii) the BCIC Merger Proposal, in the case of BCIC Stockholders. The information in “Item 1A. Risk Factors” in Part I of TCPC’s Annual Report on Form 10-K (File No. 814-00899) for the fiscal year ended December 31, 2022, filed with the SEC on February 28, 2023, and in Part II, Item 1A of TCPC’s Quarterly Report on Form 10-Q (File No. 814-00899) for the quarter ended September 30, 2023, filed with the SEC on November 2, 2023. The information in “Item 1A. Risk Factors” in Part I of BCIC’s Annual Report on Form 10-K (File No. 814-00712) for the fiscal year ended December 31, 2022, filed with the SEC on March 1, 2023, and in Part II, Item 1A of BCIC’s Quarterly Report on Form 10-Q (File No. 814-00712) for the quarter ended September 30, 2023, filed with the SEC on November 8, 2023, is incorporated herein by reference for general risks related to BCIC. The occurrence of any of these risks could materially and adversely affect the business, prospects, financial condition, results of operations and cash flow of TCPC and BCIC and, following the Merger, the combined company and might cause you to lose all or part of your investment. The risks, as set out below and incorporated by reference herein, are not the only risks TCPC and BCIC and, following the Merger, the combined company face, and there may be additional risks that TCPC and BCIC do not presently know of or that they currently consider not likely to have a significant impact. New risks may emerge at any time and TCPC and BCIC cannot predict such risks or estimate the extent to which they may affect the business or financial performance of TCPC and BCIC and, following the Merger, the combined company. See also “Incorporation by Reference for TCPC,” “Incorporation by Reference for BCIC” and “Where You Can Find More Information” in this joint proxy statement/prospectus.
Risks Relating to the Merger
Because the trading price of TCPC Common Stock and the NAV per share of BCIC Common Stock and TCPC Common Stock will fluctuate, BCIC Stockholders cannot be sure of the market value of the consideration they will receive in connection with the Merger until the closing date of the Merger.
At the Effective Time, each share of BCIC Common Stock issued and outstanding immediately prior to the Effective Time (other than Cancelled Shares) will be converted into the right to receive a number of shares of TCPC Common Stock, equal to the Exchange Ratio, plus any cash (without interest) in lieu of fractional shares. The market value of such consideration to be received by BCIC Stockholders upon completion of the Merger (the “Merger Consideration”) may vary from the closing price of TCPC Common Stock on the date prior to announcement of the Merger, on the date of the BCIC Special Meeting and on the date the Merger is completed. Any change in the market price of TCPC Common Stock prior to completion of the Merger will affect the market value of the Merger Consideration that BCIC Stockholders will receive upon completion of the Merger. Additionally, the Exchange Ratio will fluctuate as BCIC’s and TCPC’s respective NAVs change prior to Closing.
Accordingly, at the time of the BCIC Special Meeting, BCIC Stockholders will not know or be able to calculate the market value of the Merger Consideration they would receive upon completion of the Merger. Neither BCIC nor TCPC is permitted to terminate the Merger Agreement or resolicit the vote of their respective stockholders solely because of changes in the market price of shares of TCPC Common Stock. There will be no adjustment to the Merger Consideration for changes in the market price of shares of TCPC Common Stock.
Changes in the market price of TCPC Common Stock may result from a variety of factors, including, among other things:
•
changes in the value of TCPC’s portfolio of investments and any derivative instruments, including as a result of general economic conditions, interest rate shifts and changes in the performance of TCPC’s portfolio companies;

•	changes in earnings or variations in operating results or distributions that exceed TCPC’s net investment income;
•	any shortfall in investment income or net investment income or any increase in losses from levels expected by investors or securities analysts;
•
departure of certain of key personnel of TCP or TCP ceasing to be the investment advisor of TCPC (although no such departure of personnel or change in investment advisor is planned in connection with the Merger);

•	loss of a major funding source;

•	significant volatility in the market price and trading volume of securities of BDCs, which are not necessarily related to the operating performance of TCPC;
•	changes in regulatory policies, accounting pronouncements or tax guidelines, particularly with respect to RICs and BDCs;
•	loss of TCPC’s BDC or RIC status;
•	increases in expenses associated with defense of litigation and responding to SEC inquiries;
•	changes in accounting guidelines governing valuation of TCPC’s investments; and
•	general economic trends and other external factors.
These factors are generally beyond the control of TCPC. The range of high and low sales prices per share of TCPC Common Stock as reported on Nasdaq for the quarter ended September 30, 2023 was a low of $11.00 and a high of $12.89. However, historical trading prices are not necessarily indicative of future performance. BCIC Stockholders should obtain current market quotations for shares of TCPC Common Stock prior to the BCIC Special Meeting.
Sales of shares of TCPC Common Stock after the completion of the Merger may cause the market price of TCPC Common Stock to decline.
At the Effective Time, each share of the BCIC Common Stock, issued and outstanding immediately prior to the Effective Time (other than Cancelled Shares), will be converted into the right to receive a number of shares of TCPC Common Stock equal to the Exchange Ratio, plus any cash (without interest) in lieu of fractional shares. For illustrative purposes, based on September 30, 2023 NAVs (including certain adjustments as described in the section captioned “Capitalization”), TCPC would issue approximately 0.3442 shares of TCPC Common Stock for each share of BCIC Common Stock outstanding, resulting in pro forma ownership of 69.8% for current TCPC Stockholders and 30.2% for current BCIC Stockholders (the actual NAV per share of TCPC and BCIC used for calculation of the Exchange Ratio and resulting ownership percentages for TCPC and BCIC Stockholders will be determined on the Determination Date). Former BCIC Stockholders may be required to or decide to sell the shares of TCPC Common Stock that they receive pursuant to the Merger Agreement. In addition, TCPC Stockholders may decide not to hold their shares of TCPC Common Stock after completion of the Merger. In each case, such sales of TCPC Common Stock could have the effect of depressing the trading price for TCPC Common Stock and may take place promptly following the completion of the Merger. If this occurs, it could impair TCPC’s ability to raise additional capital through the sale of equity securities should TCPC desire to do so.
TCPC Stockholders and BCIC Stockholders will experience a reduction in percentage ownership and voting power in the combined company as a result of the Merger.
TCPC Stockholders will experience a reduction in their percentage ownership interests and effective voting power in respect of the combined company relative to their percentage ownership interests in TCPC prior to the Merger unless they hold a comparable or greater percentage ownership in BCIC as they do in TCPC prior to the Merger. Consequently, TCPC Stockholders should generally expect to exercise less influence over the management and policies of the combined company following the Merger than they currently exercise over the management and policies of TCPC. BCIC Stockholders will experience a substantial reduction in their percentage ownership interests and effective voting power in respect of the combined company relative to their percentage ownership interests in BCIC prior to the Merger unless they hold a comparable or greater percentage ownership in TCPC as they do in BCIC prior to the Merger. Consequently, BCIC Stockholders should generally expect to exercise less influence over the management and policies of the combined company following the Merger than they currently exercise over the management and policies of BCIC. In addition, prior to completion of the Merger, subject to certain restrictions in the Merger Agreement, TCPC and BCIC may issue additional shares of TCPC Common Stock and BCIC Common Stock, respectively, which would further reduce the percentage ownership of the combined company to be held by current TCPC Stockholders and BCIC Stockholders.
TCPC may be unable to realize the benefits anticipated by the Merger, including estimated cost savings, or it may take longer than anticipated to achieve such benefits.
The realization of certain benefits anticipated as a result of the Merger will depend in part on the further integration of BCIC’s investment portfolio with TCPC’s investment portfolio and the integration of BCIC’s business with TCPC’s business. There can be no assurance that BCIC’s investment portfolio or business can be operated profitably going forward or integrated successfully into TCPC’s operations in a timely fashion or at all. The dedication of management resources to such integration may detract attention from the day-to-day business of the combined company and there can be no assurance that there will not be substantial costs associated with the transition process or there will not be other material adverse effects as a result of these integration efforts. Such effects, including incurring unexpected costs or delays in connection with such integration and failure of BCIC’s investment portfolio to perform as expected, could have a material adverse effect on the financial results of the combined company.
TCPC also expects to achieve certain synergies and cost savings from the Merger when the two companies have fully integrated their portfolios. It is possible that the estimates of these synergies and potential cost savings could ultimately be incorrect. The cost savings estimates also assume TCPC will be able to combine its operations and BCIC’s operations in a manner that permits those cost savings to be realized. If the estimates turn out to be incorrect or if TCPC is not able to successfully combine BCIC’s investment portfolio or business with its operations, the anticipated synergies and cost savings may not be fully realized or realized at all or may take longer to realize than expected.
The opinion of the financial advisor to the TCPC Special Committee delivered to the TCPC Special Committee and the TCPC Board prior to the signing of the Merger Agreement and the opinion of the financial advisor to the BCIC Special Committee delivered to the BCIC Special Committee and the BCIC Board prior to the signing of the Merger Agreement will not reflect changes in circumstances since the date of such opinions.
The opinion of Houlihan Lokey, the financial advisor to the TCPC Special Committee, was delivered to the TCPC Special Committee and the TCPC Board on September 5, 2023, and was dated September 5, 2023. The opinion of KBW, the financial advisor to the BCIC Special Committee, was delivered to the BCIC Special Committee and the BCIC Board on September 5, 2023, and was dated September 5, 2023. Changes in TCPC’s or BCIC’s operations and prospects, general market and economic conditions and other factors that may be beyond the control of TCPC or BCIC may significantly alter TCPC’s or BCIC’s respective value or the respective price of shares of TCPC Common Stock or BCIC Common Stock by the time the Merger is completed. The opinions do not speak as of the time the Merger will be completed or as of any date other than the date of such opinions. For a description of the opinion that the TCPC Special Committee received from its financial advisor, see “The Merger — Opinion of the Financial Advisor to the TCPC Special Committee.” For a description of the opinion that the BCIC Special Committee received from its financial advisor, see “The Merger — Opinion of the Financial Advisor to the BCIC Special Committee.”
The termination of the Merger Agreement could negatively impact TCPC and BCIC.
If the Merger Agreement is terminated, there may be various consequences, including:
•
the businesses of TCPC and BCIC may have been adversely impacted by the failure to pursue other beneficial opportunities due to the focus of management on the Merger, without realizing any of the anticipated benefits of completing the Merger;

•	the market prices of TCPC Common Stock and/or BCIC Common Stock might decline to the extent that the market price prior to termination reflects a market assumption that the Merger will be completed;
•
TCPC or BCIC may not be able to find a third-party willing to consummate a transaction on the same or superior terms and any such transaction may not result in benefits comparable to those anticipated in connection with the Merger; and

•
TCPC and BCIC may have incurred expenses in connection with the Merger in excess of the amount subject to payment, offset or reimbursement by TCP or BCIA, as applicable, without realizing any of the benefits of completing the Merger.

The Merger Agreement limits TCPC’s and BCIC’s ability to pursue alternatives to the Merger.
The Merger Agreement contains provisions that limit TCPC’s and BCIC’s ability to discuss, facilitate or commit to competing third party proposals to acquire all or a significant part of TCPC or BCIC. These provisions, which are typical for transactions of this type, might discourage a potential competing acquirer that might have an interest in acquiring all or a significant part of TCPC or BCIC from considering or proposing that acquisition even if it were prepared to pay consideration with a higher per share market price than that proposed in the Merger or might result in a potential competing acquirer proposing to pay a lower per share price to acquire TCPC or BCIC than it might otherwise have proposed to pay.

The Merger is subject to closing conditions, including the TCPC and BCIC Stockholder Approvals, that, if not satisfied or (to the extent legally allowed) waived, will result in the Merger not being completed, which may result in material adverse consequences to the business and operations of TCPC and BCIC.
The Merger is subject to closing conditions, including certain approvals of TCPC Stockholders and BCIC Stockholders that, if not satisfied, will prevent the Merger from being completed. The closing condition that BCIC Stockholders adopt the Merger Agreement and approve the BCIC Merger Proposal may not be waived under applicable law and must be satisfied for the Merger to be completed. If BCIC Stockholders do not adopt the Merger Agreement and approve the Merger and the Merger is not completed, the resulting failure of the Merger could have a material adverse impact on TCPC’s and BCIC’s respective businesses and operations. In addition, the closing condition that TCPC Stockholders approve the issuance of additional shares of TCPC Common Stock pursuant to the Merger Agreement may not be waived and must be satisfied for the Merger to be completed. If TCPC Stockholders do not approve the TCPC Stock Issuance Proposal and the Merger is not completed, the resulting failure of the Merger could have a material adverse impact on TCPC’s and BCIC’s respective businesses and operations. In addition to the required approvals of TCPC Stockholders and BCIC Stockholders, the Merger is subject to a number of other conditions beyond the control of TCPC and BCIC that may prevent, delay or otherwise materially adversely affect completion of the Merger. TCPC and BCIC cannot predict whether and when these other conditions will be satisfied.
TCPC and BCIC may, to the extent legally allowed, waive one or more conditions to the Merger without resoliciting TCPC or BCIC Stockholder Approval, as applicable.
Certain conditions to TCPC’s and BCIC’s respective obligations to complete the Merger may be waived, in whole or in part, to the extent legally allowed, either unilaterally or by mutual agreement. In the event that any such waiver does not require resolicitation of stockholders, TCPC and BCIC will each have the discretion to complete the Merger without seeking further stockholder approval. The conditions requiring the approval of TCPC Stockholders and BCIC Stockholders, however, cannot be waived.
TCPC and BCIC will be subject to operational uncertainties and contractual restrictions while the Merger is pending.
Uncertainty about the effect of the Merger may have an adverse effect on TCPC or BCIC and, consequently, on the combined company following completion of the Merger. These uncertainties may cause those that deal with TCPC or BCIC to seek to change their existing business relationships with them. In addition, the Merger Agreement restricts TCPC and BCIC from taking actions that each might otherwise consider to be in its best interests. These restrictions may prevent TCPC or BCIC from pursuing certain business opportunities that may arise prior to the completion of the Merger.
The market price of TCPC Common Stock after the Merger may be affected by factors different from those affecting TCPC Common Stock or BCIC Common Stock currently.
TCPC’s business and BCIC’s business differ in some respects and, accordingly, the results of operations of the combined company and the market price of TCPC Common Stock after the Merger may be affected by factors different from those currently affecting the independent results of operations and the trading price of each of TCPC and BCIC, such as a larger stockholder base, a different portfolio composition and a different capital structure. Accordingly, BCIC’s and TCPC’s historical trading prices and financial results may not be indicative of these matters for the combined company following the Merger.
The shares of TCPC Common Stock to be received by BCIC Stockholders as a result of the Merger will have different rights associated with them than the shares of BCIC Common Stock currently held by them.
Certain rights associated with BCIC Common Stock are different from the rights associated with TCPC Common Stock, For example:
•
The TCPC Board is not classified and the term of office of each director generally is one year, while the BCIC Board is divided into three classes, designated Class I, Class II and Class III, as nearly equal in number as possible, and the term of office of directors in each Class generally is three years.

•
Certain strategic transactions, including conversion from a BDC to a closed-end investment company, liquidation and dissolution, and certain mergers require different thresholds of TCPC Stockholder approval than BCIC Stockholder approval.

•
Certain sections of the TCPC Certificate of Incorporation require the affirmative vote of the holders of at least 80% of the then outstanding shares of TCPC to be amended, provided that only a majority of shares is needed to approve the amendment if 66 2/3% of the “continuing directors” approve the amendment; whereas the BCIC Certificate of Incorporation requires the affirmative vote of at least 75% of its then outstanding shares to approve similar amendments to its certificate of incorporation whether or not the amendment is approved by a supermajority of its directors.

•
Any TCPC director may be removed from office at any time, with or without cause, by the action of the holders of at least 80% of the shares of TCPC’s capital stock then outstanding and entitled to vote for the election of the respective director, while any BCIC Director may be removed from office, but only for cause, by the action of the holders of at least 75% of the shares of BCIC’s capital stock then outstanding and entitled to vote for the election of the respective director.

For a more fulsome comparison of material rights associated with BCIC Comment Stock and TCPC Common Stock see “Comparison of TCPC and BCIC Stockholder Rights.”
BCIC Stockholders and TCPC Stockholders do not have appraisal rights in connection with the Merger.
Appraisal rights are statutory rights that enable stockholders to dissent from certain extraordinary transactions, such as certain mergers, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the applicable transaction. Under Delaware law, holders of shares of BCIC Common Stock and holders of shares of TCPC Common Stock will not have rights to an appraisal of the fair value of their shares in connection with the Merger.
Any litigation filed against TCPC and BCIC in connection with the Merger could result in substantial costs and could delay or prevent the Merger from being completed.
From time to time, TCPC and BCIC may be subject to legal actions, including securities class action lawsuits and derivative lawsuits, as well as various regulatory, governmental and law enforcement inquiries, investigations and subpoenas in connection with the Merger. These or any similar securities class action lawsuits and derivative lawsuits, regardless of their merits, may result in substantial costs and divert management time and resources. An adverse judgment in such cases could have a negative impact on each of TCPC and BCIC’s liquidity and financial condition or could prevent the Merger from being completed.
The Merger may trigger certain “change of control” provisions and other restrictions in contracts of TCPC, BCIC or their respective affiliates and the failure to obtain any required consents or waivers could adversely impact the combined company.
Certain agreements of TCPC, BCIC or their respective affiliates may require by their terms the consent or waiver of one or more counterparties in connection with the Merger. The failure to obtain any such consent or waiver may permit such counterparties to terminate, or otherwise increase their rights or TCPC’s and BCIC’s obligations under, any such agreement because the Merger or other transactions contemplated by the Merger Agreement may violate an anti-assignment, change of control or similar provision relating to any of such transactions. If this occurs, TCPC may have to seek to replace that agreement with a new agreement or seek an amendment to such agreement. TCPC and BCIC cannot assure you that TCPC will be able to replace or amend any such agreement on comparable terms or at all.
If any such agreement is material, the failure to obtain consents, amendments or waivers under, or to replace on similar terms or at all, any of these agreements could adversely affect the financial performance or results of operations of the combined company following the Merger, including preventing TCPC from operating a material part of BCIC’s business.
In addition, the consummation of the Merger may violate, conflict with, result in a breach of provisions of, or the loss of any benefit under, constitute a default (or an event that, with or without notice or lapse of time or both, would constitute a default) under, or result in the termination, cancellation, acceleration or other change of any right or obligation (including any payment obligation) under, certain agreements of TCPC and BCIC. Any such violation, conflict, breach, loss, default or other effect could, either individually or in the aggregate, have a material adverse effect on the financial condition, results of operations, assets or business of the combined company following completion of the Merger.

As a result of the Merger, holders of BCIC’s outstanding 2025 Private Placement Notes will be able to redeem their notes prior to maturity; any replacement debt may be more expensive and any inability of the combined company to replace any redeemed BCIC 2025 Private Placement Notes after Closing could adversely impact TCPC’s liquidity and ability to fund new investments or maintain distributions to TCPC Stockholders.
BCIC maintains $92.0 million of aggregate principal amount outstanding on its 2025 Private Placement Notes which mature on December 9, 2025, unless previously repaid or redeemed in accordance with their terms (the “BCIC 2025 Private Placement Notes”). As a result of the Merger, holders of the BCIC 2025 Private Placement Notes will be able to redeem their notes prior to maturity. There can be no assurance that the combined company will be able to replace any redeemed BCIC 2025 Private Placement Notes on terms that are favorable, if at all. TCPC’s ability to replace any redeemed BCIC 2025 Private Placement Notes will be constrained by then-current economic conditions affecting the credit markets and any replacement notes may be more expensive than the 2025 Private Placement Notes. In the event that TCPC is not able to replace any BCIC 2025 Private Placement Notes redeemed as a result of the Merger, TCPC’s liquidity and ability to fund new investments may be adversely affected.
The Merger may not be treated as a tax-free reorganization under Section 368(a) of the Code.
BCIC and TCPC intend that the Merger will qualify as a tax-free reorganization under Section 368(a) of the Code. If the IRS or a court determines that the Merger should not be treated as a tax-free reorganization under Section 368(a) of the Code, then a stockholder would generally recognize gains or losses for U.S. federal income tax purposes upon the exchange of BCIC Common Stock for TCPC Common Stock in the Merger. For more information on certain U.S. federal income tax consequences of the Merger, see “U.S. Federal Income Tax Considerations - U.S. Federal Income Tax Consequences of the Merger.”
TCPC is expected to be subject to an annual limitation on its use of BCIC’s capital loss carryforwards (and certain unrecognized built-in losses).
BCIC has capital loss carryforwards (and unrealized built-in losses) for U.S. federal income tax purposes. Subject to certain limitations, capital loss carryforwards and recognized built-in losses may be used to offset future recognized capital gains. Section 382 of the Code imposes an annual limitation on the ability of a corporation, including a RIC, that undergoes an “ownership change” to use its capital loss carryforwards and unrealized built-in losses. The Merger is expected to result in an ownership change of BCIC for Section 382 purposes. Such a limitation may, for any given year, have the effect of potentially increasing the amount of TCPC’s U.S. federal net capital gains for such year and, hence, the amount of capital gains dividends TCPC would need to distribute to remain a RIC and to avoid U.S. income and excise tax liability, as compared to what the net capital gains would be with full use of such losses. For further information, see the section captioned “U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Consequences of the Merger.”
The combined company may incur adverse tax consequences if either BCIC or TCPC has failed or fails to qualify for taxation as a RIC for United States federal income tax purposes.
Each of TCPC and BCIC has operated in a manner that it believes has allowed it to qualify as a RIC for U.S. federal income tax purposes under the Code and intends to continue to do so through and (with respect to TCPC) following the Merger. In order to qualify as a RIC, a corporation must satisfy numerous requirements relating to, among other things, the nature of its assets and income and its distribution levels. If BCIC or TCPC has failed or fails to qualify as a RIC for U.S. federal income tax purposes, the combined company may have significant tax liabilities, or may have to make significant distributions and pay penalty or excise taxes in order to maintain RIC qualification. These liabilities could substantially reduce the combined company’s cash available for distribution to its shareholders and the value of TCPC Common Stock. For further information, see the section captioned “U.S. Federal Income Tax Considerations.”

COMPARATIVE FEES AND EXPENSES
Comparative Fees and Expenses Relating to the Merger
The following table is intended to assist TCPC Stockholders and BCIC Stockholders in understanding the costs and expenses that an investor in shares of TCPC Common Stock or BCIC Common Stock bears directly or indirectly and, based on the assumptions set forth below, the pro forma costs and expenses estimated to be incurred by the combined company in the first year following completion of the Merger. TCPC and BCIC caution you that some of the percentages of expenses indicated in the table below are estimates and may vary from actual results. Except where the context suggests otherwise, whenever this document contains a reference to fees or expenses paid or to be paid by “you,” “TCPC” or “BCIC,” stockholders will indirectly bear such fees or expenses as investors in TCPC or BCIC, as applicable. The table below is based on information as of September 30, 2023 (except as noted below) and includes expenses of the applicable consolidated subsidiaries. Estimated transaction expenses related to the Merger are not included in the following table.
	Actual		Pro Forma
Stockholder transaction expenses:	TCPC	BCIC	TCPC
Sales load (as a percentage of offering price)(1)	None	None	None
Offering expenses	None	None	None
Dividend reinvestment plan fees (as a percentage of offering price)(2)	None	None	None
Total stockholder transaction expenses (as a percentage of offering price)	None	None	None
	Actual		Pro Forma
Annual expenses (as a percentage of net assets attributable to common stock(3)):	TCPC	BCIC	TCPC
Base management fees(4)	3.29%	2.79%	2.63%
Incentive fees(5)	3.14%	2.46%	3.13%
Interest payments on borrowed funds (including other costs of servicing and offering debt securities)(6)	5.95%	6.73%	6.18%
Other expenses(7)	1.06%	1.45%	1.04%
Acquired fund fees and expenses	—	—	—
Total annual expenses	13.44%	13.43%	12.98%
(1)
Purchases of TCPC Common Stock and BCIC Common Stock are not subject to sales charges, but may be subject to brokerage commissions or other charges. The table does not include any sales load (underwriting discount or commission) that stockholders may have paid in connection with their purchase of shares of TCPC Common Stock or BCIC Common Stock. The combined company does not expect to charge sales charges on the issuance of additional shares as a result of the Merger.

(2)
Estimated expenses associated with BCIC’s dividend reinvestment plan are included in “Other expenses.” TCPC does not currently have a dividend reinvestment plan in place. TCPC may adopt a dividend reinvestment plan following the Effective Time, but there is no assurance that one will be adopted.

(3)
“Net assets attributable to common stock” equals net assets as of September 30, 2023. For the Pro Forma column, the net assets of the combined company on a pro forma basis as of September 30, 2023 were used.

(4)
TCPC and BCIC base management fees are calculated at an annual rate of 1.50% on total assets up to 200% of net asset value (excluding cash and cash equivalents), including any assets acquired with the proceeds of leverage, payable quarterly in arrears based on the asset valuation as of the end of the prior quarter, and at 1.00% on total assets that exceed 200% of net asset value of each company. The base management fee for any partial quarter is prorated. The TCPC and BCIC base management fees referenced in the table above are annualized based on actual amounts incurred by TCPC and BCIC, respectively, during the nine months ended September 30, 2023.

The Pro Forma base management fee referenced in the table above is annualized and based on the unaudited pro forma consolidated total assets for the combined company as of September 30, 2023. The Pro Forma base management fee has been calculated in accordance with the terms of the Amended TCPC Investment Advisory Agreement and assumes that the Merger is completed. The base management fee under the Amended TCPC Investment Advisory Agreement is calculated in the same manner as the existing TCPC investment advisory agreement, but at an annual rate of 1.25% on total assets up to 200% of net asset value (excluding cash and cash equivalents) and at 1.00% on total assets that exceed 200% of the net asset value of TCPC. See “The Merger — Amended TCPC Investment Advisory Agreement.”
(5)	Incentive Fees under the existing TCPC investment advisory agreement.
Incentive compensation is only incurred to the extent that TCPC’s cumulative total return (after incentive compensation) exceeds a 7.00% annual rate on daily weighted-average contributed common equity. Subject to that limitation, incentive compensation is calculated on ordinary income (before incentive compensation) and separately on net realized gains (net of any unrealized depreciation) at rates of 17.5%. Incentive compensation is computed as the difference between incentive compensation earned and incentive compensation paid, subject to the total return hurdle, on a cumulative basis since January 1, 2013, and is payable quarterly in arrears.
Incentive Fees under the existing BCIC Investment Advisory Agreement.

The existing BCIC Investment Advisory Agreement provides that BCIA may be entitled to an incentive fee under certain circumstances. The incentive fee has two parts. The first portion is based on income other than capital gains and is calculated separately for each calendar quarter and paid on a quarterly basis if certain circumstances are met.
The incentive fee based on income is calculated as follows:
•
No incentive fee based on income other than capital gains for any calendar quarter in which the pre-incentive fee net investment income does not exceed 1.75% (7.00% annualized) of net assets attributable to common stock at the beginning of such quarter;

•
100% of the pre-incentive fee net investment income in any calendar quarter with respect to that portion of such pre-incentive fee net investment income, if any, for such calendar quarter, that exceeds 1.75% (7.00% annualized) of net assets attributable to common stock at the beginning of such quarter but is less than approximately 2.12% (8.48% annualized); and

•
17.5% of the pre-incentive fee net investment income, if any, for any calendar quarter that exceeds approximately 2.12% (8.48% annualized) of net assets attributable to common stock at the beginning of such quarter.

The calculations described above will be appropriately prorated for any period of less than a quarter and adjusted for the net proceeds from any common stock issuances and the cost of any common stock repurchases during such quarter.
The payment of any such incentive fee based on income otherwise earned by BCIA will be deferred if, for the most recent four full calendar quarter period ending on or prior to the date such payment is to be made, the Annualized Rate of Return is less than 7.0% of net assets attributable to common stock at the beginning of such four quarter period as adjusted for the net proceeds from any common stock issuances and the cost of any common stock repurchases during such four full calendar quarter period, with any deferred incentive fees to be carried over for payment in subsequent quarterly calculation periods to the extent such payment can then be made in accordance with the BCIC Investment Advisory Agreement. Any deferred amounts will be paid upon the termination of the BCIC Investment Advisory Agreement.
For purposes of calculating the incentive fee, (i) “Annualized Rate of Return” is computed by reference to the sum of (x) the aggregate dividends to common stockholders for the period in question and (y) the change in net assets attributable to common stock (before taking into account any incentive fees otherwise payable during such period); (ii) “net assets attributable to common stock” means total assets less indebtedness and preferred stock; and (iii) “pre-incentive fee net investment income” means net investment income (as determined in accordance with U.S. GAAP) accrued by BCIC during the calendar quarter excluding any accruals for or payments in respect of the incentive fee.
The second portion of the incentive fee is based on capital gains and is calculated separately for the period beginning on July 1 of each calendar year and ending on June 30 of the next calendar year (the “Annual Period”). BCIA is entitled to receive an incentive fee based on capital gains for each Annual Period in an amount equal to 17.5% of the amount by which (1) net realized capital gains during the period, if any, exceeds (2) gross unrealized capital depreciation, if any, during the period.
The incentive fee referenced in the table above for each of TCPC and BCIC is based on actual amounts of incentive fees based on income incurred during the nine months ended September 30, 2023 and annualized for a full year. No amounts of incentive fees based on capital gains were included, as no such amounts were payable by BCIC and TCPC, respectively, as of and for the nine months ended September, 2023. The incentive fee amount for BCIC excludes accrued incentive fees on capital gains as of September 30, 2023 which are reflected on a hypothetical liquidation basis in accordance with GAAP and were not payable to BCIA as of September 30, 2023.
Pro Forma incentive fees have been calculated in a manner consistent with the terms and conditions of the Amended TCPC Investment Advisory Agreement and assumes that the Merger is completed. Other than the adjustment to exclude any amounts resulting solely from the purchase accounting for any premium or discount paid for the acquisition of assets in the Merger from the calculation of the new incentive fees, the incentive fee calculations are the same as TCPC’s current incentive fee calculations.
Pro Forma incentive fees based on income are based on combined net investment income earned during the nine months ended September 30, 2023 and annualized for a full year, and adjusted for the proposed reduction in the TCPC base management fee rate and estimated reductions of other expenses resulting from the Merger. No incentive fees based on capital gains have been assumed due to accumulated net realized losses for TCPC and the expectation that sufficient offsetting gains will not be realized in the near term in order for TCPC to earn incentive fees based on capital gains.
(6)
Interest payments on borrowed funds for TCPC is based on the annualized weighted-average actual cost of funds (including contractual interest and amortization of debt issuance costs) for the nine months ended September 30, 2023 applied to the outstanding principal balance of indebtedness as of September 30, 2023, plus estimated annual commitment fees based on the unused portion of credit facility commitments as of September 30, 2023. For the nine months ended September 30, 2023, the annualized weighted-average cost of funds for TCPC’s total debt outstanding was 4.39%. TCPC may borrow additional funds from time to time to make investments or support its operations to the extent TCPC determines that the economic situation is conducive to doing so. TCPC may also issue additional debt securities, subject to its compliance with applicable requirements under the 1940 Act. Interest payments on borrowed funds for TCPC do not assume any additional indebtedness from borrowings or other debt issuances.

Interest payments on borrowed funds for BCIC is based on the annualized weighted-average actual cost of funds (including contractual interest and amortization of debt issuance costs) for the nine months ended September 30, 2023 applied to the outstanding principal balance of indebtedness as of September 30, 2023, plus estimated annual commitment fees based on the unused portion of credit facility commitments as of September 30, 2023. For the nine months ended September 30, 2023, the annualized weighted-average cost of funds for BCIC’s total debt outstanding was 7.63%. BCIC may borrow additional funds from time to time to make investments or support its operations to the extent BCIC determines that the economic situation is conducive to doing so. BCIC may also issue additional debt securities, subject to its compliance with applicable requirements under the 1940 Act. Interest payments on borrowed funds for BCIC do not assume any additional indebtedness from borrowings or other debt issuances.
Interest payments on borrowed funds for the Pro Forma column are based on the estimates for TCPC and BCIC described above for the combined company following the Merger and do not assume any additional indebtedness from borrowings or other debt issuances or any redemption of the outstanding BCIC 2025 Private Placement Notes.
(7)
Includes other operating expenses for each of TCPC and BCIC, including payments under the TCPC Administration Agreement and the BCIC Administration Agreement based on each of TCPC’s and BCIC’s allocable portion of overhead and other expenses incurred by the Administrator under the applicable administration agreement. “Other expenses” are estimated based on amounts incurred for the nine months ended September 30, 2023 for each of TCPC and BCIC and annualized for a full year. Transaction expenses related to the Merger have been excluded from these estimates. The Pro Forma column amount for the combined company includes estimated reductions in certain other expenses which may be realized as a result of the Merger. Estimated reductions in other expenses may vary from actual results.

Example
The following example demonstrates the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to a hypothetical investment in TCPC, BCIC or the combined company’s common stock following completion of the Merger on a pro forma basis, in each case assuming that TCPC, BCIC and the combined company hold no cash or liabilities other than debt. In calculating the following expense amounts, each of TCPC and BCIC has assumed that it would have no additional leverage and that its annual operating expenses would remain at the levels set forth in the tables above. For illustrative purposes only, calculations for the pro forma combined company following the Merger assume that the Merger closed on September 30, 2023 and that the leverage and operating expenses of TCPC and BCIC remain at the levels set forth in the tables above and gives effect to the base management fee reduction described above. Transaction expenses related to the Merger are not included in the following examples.
	1 year	3 years	5 years	10 years
You would pay the following expenses on a $1,000 investment:
TCPC, assuming a 5% annual return (assumes no return from net realized capital gains)	$100	$285	$451	$794
BCIC, assuming a 5% annual return (assumes no return from net realized capital gains)	$106	$301	$472	$819

TCPC, assuming a 5% annual return (assumes return entirely from net realized capital gains)	$100	$285	$451	$794
BCIC, assuming a 5% annual return (assumes return entirely from net realized capital gains)	$115	$321	$500	$851

Pro Forma combined company following the Merger You would pay the following expenses on a $1,000 investment:
Assuming a 5% annual return (assumes no return from net realized capital gains)	$96	$274	$436	$776
Assuming a 5% annual return (assumes return entirely from net realized capital gains)	$96	$274	$436	$776
While the example assumes, as required by the SEC, a 5% annual return, performance of TCPC, BCIC and the combined company will vary and may result in a return greater or less than 5%. If sufficient returns are achieved on investments, including through the realization of capital gains, to trigger an incentive fee of a material amount, expenses and returns to investors would be higher. Incentive fees based on pre-incentive fee net investment income under each of the existing TCPC investment advisory agreement and the BCIC Investment Advisory Agreement, which, assuming a 5% annual return and annualized incentive fee hurdle of 7% would either not be payable or would have an insignificant impact on the expense amounts shown above, are not included in the example. For TCPC, both on a stand alone and Pro Forma combined basis following the Merger, all incentive compensation (on both pre-incentive fee net investment income and net realized gains) is subject to a cumulative total return hurdle of 7% per annum. Consequently, no incentive compensation would be incurred in any of the scenarios and therefore is not included in the example. This example assumes that, as of September 30, 2023, the sum of realized capital losses and unrealized capital depreciation on a cumulative basis since December 31, 2012 for TCPC and for BCIC is zero. In addition, the example assumes reinvestment of all dividends and distributions at net asset value.
The example and the expenses in the table above should not be considered a representation of TCPC’s, BCIC’s, or, following completion of the Merger, the combined company’s future expenses, and actual expenses may be greater or less than those shown.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This joint proxy statement/prospectus, including the documents incorporated by reference herein, contains statements that constitute forward-looking statements, which relate to TCPC, BCIC or, following the Merger, the combined company, regarding future events or the future performance or future financial condition of TCPC, BCIC or, following the Merger, the combined company. The forward-looking statements may include statements as to: future operating results of TCPC, BCIC or, following the Merger, the combined company and distribution projections; business prospects of TCPC, BCIC or, following the Merger, the combined company and the prospects of each of their respective portfolio companies; and the impact of the investments that TCPC, BCIC or, following the Merger, the combined company expect to make. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with:
•	the ability of the parties to consummate the Merger on the expected timeline, or at all;
•	the expected synergies and savings associated with the Merger;
•
the ability to realize the anticipated benefits of the Merger, including the expected accretion to net investment income and the elimination or reduction of certain expenses and costs due to the Merger;

•	the possibility that competing offers or acquisition proposals will be made;
•	the possibility that any or all of the various conditions to the consummation of the Merger may not be satisfied or waived;
•	risks related to diverting management’s attention from ongoing business operations;
•	the combined company’s plans, expectations, objectives and intentions, as a result of the Merger;
•	any potential termination of the Merger Agreement;
•	the future operating results and distribution projections of TCPC, BCIC or, following the Merger, the combined company;
•
the ability of BCIA to reposition the portfolio of BCIC or the ability of TCP to reposition the portfolios of TCPC, or, following the Merger, the combined company, and to implement TCP’s future plans with respect to their businesses;

•	the ability of TCP and BCIA and their affiliates to attract and retain highly talented professionals;
•	the business prospects of TCPC, BCIC or, following the Merger, the combined company and the prospects of their portfolio companies;
•	the impact of the investments that TCPC, BCIC or, following the Merger, the combined company expect to make;
•	the ability of the portfolio companies of TCPC, BCIC or, following the Merger, the combined company to achieve their objectives;
•	the expected financings and investments and additional leverage that TCPC, BCIC or, following the Merger, the combined company may seek to incur in the future;
•	the adequacy of the cash resources and working capital of TCPC, BCIC or, following the Merger, the combined company;
•	the timing of cash flows, if any, from the operations of the portfolio companies of TCPC, BCIC or, following the Merger, the combined company;
•	the risk that stockholder litigation in connection with the Merger may result in significant costs of defense and liability;
•
changes or potential disruptions in the operations of TCPC, BCIC or, following the Merger, the combined company, the economy, financial markets or political environment, including the impacts of inflation and rising interest rates;

•
risks associated with possible disruption in the operations of TCPC and BCIC or the economy generally due to terrorism, war or other geopolitical conflict (including Russia’s invasion of Ukraine), natural disasters or public health crises and epidemics;

•
future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities) and conditions in TCPC’s and BCIC’s operating areas, particularly with respect to BDCs or RICs; and

•	other considerations that may be disclosed from time to time in the publicly disseminated documents and filings of TCPC, BCIC or, following the Merger, the combined company.
In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this joint proxy statement/prospectus involve risks and uncertainties. The actual results could differ materially from those implied or expressed in the forward-looking statements for any reason, including the factors set forth in “Item 1A. Risk Factors” in Part I of each of TCPC’s Annual Report on Form 10-K (File No. 814-00899) for the fiscal year ended December 31, 2022, filed with the SEC on February 28, 2023, and BCIC’s Annual Report on Form 10-K (File No. 814-00712) for the fiscal year ended December 31, 2023, filed with the SEC on March 1, 2023, and in “Item 1A. Risk Factors” in Part II of BCIC’s Quarterly Report on Form 10-Q (File No. 814-00712) for the quarter ended September 30, 2023, filed with the SEC on November 8, 2023, and TCPC’s Quarterly Report on Form 10-Q (File No. 814-00899) for the quarter ended September 30, 2023, filed with the SEC on November 2, 2023, as such factors may be updated from time to time in their periodic filings with the SEC, and elsewhere contained or incorporated by reference in this joint proxy statement/prospectus.
TCPC and BCIC have based the forward-looking statements included in this joint proxy statement/prospectus and documents incorporated by reference into this joint proxy statement/prospectus on information available to them on the applicable date of the relevant document, and they assume no obligation to update any such forward-looking statements. Although TCPC and BCIC undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that they may make directly to you or through reports that TCPC and BCIC in the future may file with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. This joint proxy statement/prospectus and documents incorporated by reference into this joint proxy statement/prospectus contain or may contain statistics and other data that have been obtained from or compiled from information made available by third-party service providers. Neither TCPC nor BCIC has independently verified such statistics or data.

CAPITALIZATION
The following table sets forth (1) TCPC’s and BCIC’s actual capitalization as of September 30, 2023 and (2) TCPC’s pro forma capitalization as adjusted to reflect the effects of the Merger. You should read this table together with each of TCPC’s and BCIC’s financial statements that are incorporated by reference herein.
	As of September 30, 2023 (dollar amounts and share data in thousands, except per share data)
	Actual (unaudited)	Actual (unaudited)	Pro forma Adjustments (unaudited)	Pro Forma (unaudited)
	TCPC	BCIC		TCPC
Cash, cash equivalents and restricted cash	$91,653	$8,781	$(3,066)(1)	$97,368
Investments, at fair value	1,593,321	595,342	1,090(2)	2,189,753

Debt less unamortized debt issuance costs	970,374	275,257	—	1,245,631(3)
Net assets	734,997	317,598	(1,976)(4)	1,050,619
Total capitalization	$1,705,371	$592,855	$(1,976)	$2,296,250

Number of shares of common stock outstanding	57,767	72,572	24,979(4)	82,747
NAV per common share	$12.72	$4.38		$12.70(5)
(1)
Pro forma adjustments reflect the combined impact of $2.2 million and $0.9 million of estimated remaining transaction expenses expected to be incurred by TCPC and BCIC, respectively as of September 30, 2023. Transaction expenses of TCPC are capitalized and deferred, while transaction expenses of BCIC are expensed as incurred in accordance with ASC 805. Such transaction expenses are net of the portion of expenses estimated to be borne by the Advisors.

(2)
Pro forma adjustment reflects the estimated impact as of September 30, 2023 of BCIC quoted investments valued by reference to bid-ask prices being valued at the mid-point of the bid-ask spread as reported by the pricing vendor or broker, such that the valuation treatment of such investments is consistent with the valuation policies of TCPC.

(3)	Assumes no redemption of any of the BCIC 2025 Private Placement Notes.
(4)
Pro forma adjustment reflects the shares of TCPC Common Stock issued to BCIC Stockholders based on an Exchange Ratio of 0.3442 shares of TCPC Common Stock for each share of BCIC Common Stock. For purposes of calculating the Exchange Ratio, the BCIC Actual Net assets was adjusted for the estimated remaining transaction expenses to be incurred by BCIC discussed above in Note (1) and, for the estimated impact of any quoted BCIC investments valued by reference to bid-ask prices being valued at the mid-point of the bid-ask spread as reported by the pricing vendor or broker discussed above in Note (2).

(5)	The decrease of $0.02 in pro forma NAV per common share is the result of the net impact of the estimated pro forma adjustments.

THE TCPC SPECIAL MEETING
Date, Time and Place of the TCPC Special Meeting
The TCPC Special Meeting will be held virtually on March 7, 2024, at 2:00 p.m., Eastern Time (11:00 a.m., Pacific Time), at the following website: https://meetnow.global/MG7S5WA. This joint proxy statement/prospectus and the accompanying materials are being mailed on or about January 15, 2024 to stockholders of record of TCPC and are available at https://www.proxy-direct.com/blk-33619.
Purpose of the TCPC Special Meeting
At the TCPC Special Meeting, TCPC Stockholders will be asked to approve the TCPC Stock Issuance Proposal.
After careful consideration and, with respect to the TCPC Stock Issuance Proposal, on the recommendation of the TCPC Special Committee, comprised of all of the independent directors of TCPC, the TCPC Board unanimously recommends that TCPC Stockholders vote “FOR” the TCPC Stock Issuance Proposal.
Record Date
The TCPC Record Date is January 8, 2024. The TCPC Record Date is established by the TCPC Board, and only holders of record of shares of TCPC Common Stock at the close of business on the TCPC Record Date are entitled to receive notice of the TCPC Special Meeting and vote at the TCPC Special Meeting. As of the TCPC Record Date, there were 57,767,264 shares of TCPC Common Stock outstanding. Each share of TCPC Common Stock held by a holder of record as of the TCPC Record Date has one vote on each matter considered at the TCPC Special Meeting.
Quorum and Adjournments
For TCPC to conduct business at the TCPC Special Meeting, a quorum of TCPC Stockholders must be present. The presence at the TCPC Special Meeting, virtually or by proxy, of the holders of not less than one-third of TCPC’s Common Stock outstanding on the TCPC Record Date will constitute a quorum of TCPC. Abstentions will be treated as shares present for quorum purposes. As described below, neither TCPC nor its agents will count uninstructed shares as present for quorum purposes at the TCPC Special Meeting.
Pursuant to TCPC’s Bylaws, the chairman of the TCPC Special Meeting will have the power to adjourn the TCPC Special Meeting, whether or not a quorum is present, from time to time for any reason and without notice other than announcement at the TCPC Special Meeting.
Uninstructed Shares
Under Nasdaq rules, banks, brokers and other nominees may use their discretion to vote “uninstructed” shares (i.e., shares of record held by banks, brokers or other nominees, but with respect to which the beneficial owner of such shares has not provided instructions on how to vote on a particular proposal) with respect to matters that are considered to be “routine,” but not with respect to “non-routine” matters. The TCPC Stock Issuance Proposal is a “non-routine” matter and there are no “routine” matters being voted on by TCPC Stockholders. Accordingly, any “uninstructed shares” will not be voted or counted as present for quorum or any other purposes.
Vote Required
The affirmative vote of the holders of a majority of the votes cast by the holders of outstanding shares of TCPC Common Stock at the TCPC Special Meeting in person or by proxy at a meeting at which a quorum is present is required for approval of the TCPC Stock Issuance Proposal (i.e., the number of shares voted “for” the proposal must exceed the number of shares voted “against” such proposal). Abstentions and uninstructed shares, if any, will have no effect on the outcome of the TCPC Stock Issuance Proposal at a meeting at which a quorum is present.
Voting of Management and TCP
On the TCPC Record Date, TCPC’s executive officers and directors owned and were entitled to vote approximately 172,070 shares of TCPC Common Stock, representing approximately 0.3% of the outstanding shares of TCPC Common Stock on the TCPC Record Date. None of TCPC’s executive officers or directors has entered into any voting agreement relating to the Merger.

Voting of Proxies
TCPC encourages TCPC Stockholders to vote their shares, either by voting at the TCPC Special Meeting or by voting by proxy, which means that TCPC Stockholders authorize someone else to vote their shares. Shares represented by duly executed proxies will be voted in accordance with TCPC Stockholders’ instructions. If TCPC Stockholders execute a proxy without specifying their voting instructions, such TCPC Stockholders’ shares will be voted in accordance with the TCPC Board’s recommendation. If any other business is brought before the TCPC Special Meeting, TCPC Stockholders’ shares will be voted at the TCPC Board’s discretion unless TCPC Stockholders specifically state otherwise on their proxy.
The TCPC Special Meeting will be hosted virtually via live Internet webcast. If your shares of TCPC common stock are registered in your name, you may virtually attend and participate in the TCPC Special Meeting at https://meetnow.global/MG7S5WA by entering the control number found in the shaded box on your proxy card on the date and time of the TCPC Special Meeting. You may vote during the TCPC Special Meeting by following the instructions that will be available on the TCPC Special Meeting website during the TCPC Special Meeting.
If you are a beneficial shareholder of TCPC (that is if you hold your shares of TCPC through a bank, broker, financial intermediary or other nominee) and want to virtually attend the TCPC Special Meeting, you must register in advance. To register, you must submit proof of your proxy power (legal proxy), which you can obtain from your financial intermediary or other nominee, reflecting your shares of TCPC common stock along with your name and email address to Georgeson, TCPC’s tabulator. You may email an image of your legal proxy to shareholdermeetings@computershare.com. Requests for registration must be received no later than 5:00 p.m., Eastern Time (2:00 p.m., Pacific Time) on March 4, 2024 (three business days prior to the Special Meeting). You will receive a confirmation email from Georgeson of your registration and a control number and security code that will allow you to vote at the TCPC Special Meeting.
Even if you plan to virtually attend the TCPC Special Meeting, please promptly follow the enclosed instructions to submit voting instructions via the Internet or by telephone. Alternatively, you may submit voting instructions by signing and dating the proxy card or voting instruction form you receive, and if received by mail, returning it in the accompanying postage-paid return envelope.
You may vote using one of the methods below by following the instructions on your proxy card or voting instruction form(s):
•	By internet;
•	By touch-tone phone;
•	By signing, dating and returning the enclosed proxy card or voting instruction form(s) in the postage-paid envelope; or
•	By participating at the TCPC Special Meeting as described above.
If you do not vote using one of the methods described above, you may be called by Georgeson, TCPC’s proxy solicitor, to vote your shares. If you have any questions about the proposals to be voted on or the virtual TCPC Special Meeting, please call Georgeson toll free at 866-647-8872.
Important notice regarding the availability of proxy materials for the TCPC Special Meeting. TCPC’s joint proxy statement/prospectus, TCPC’s Annual Report on Form 10-K for the year ended December 31, 2022 and the proxy card are available at https://www.proxy-direct.com/blk-33619.
Revocability of Proxies
If you are a stockholder of record of TCPC, you can revoke your proxy as to TCPC at any time before it is exercised by: (i) delivering a written revocation notice that is received prior to the TCPC Special Meeting to BlackRock TCP Capital Corp., 2951 28th Street, Suite 1000 Santa Monica, California 90405, Attention: Secretary; (ii) submitting a later-dated proxy that TCPC receives before the conclusion of voting at the TCPC Special Meeting; or (iii) participating in the TCPC Special Meeting and voting online. If you hold shares of TCPC Common Stock through a broker, bank, trustee or nominee, you must follow the instructions you receive from them in order to revoke your voting instructions. Participating in the TCPC Special Meeting does not revoke your proxy unless you also vote online at the TCPC Special Meeting.

Solicitation of Proxies
TCPC and BCIC will each bear the cost of printing and mailing this joint proxy statement/prospectus and proxy cards and the accompanying Notice of Special Meeting of Stockholders of TCPC or Notice of Special Meeting of Stockholders of BCIC, as applicable. TCPC and BCIC will bear the cost of preparing this joint proxy statement/prospectus on a pro rata basis based upon the relative net assets of TCPC and BCIC as of the date on which the Exchange Ratio is determined. Each of the foregoing costs and expenses are subject to the sharing of a portion of these charges by TCP and BCIA, as applicable, under the Merger Agreement. TCPC and BCIC intend to use the services of Georgeson to assist in the distribution and collection of proxy materials and the solicitation and tabulation of proxies. It is estimated that Georgeson will be paid approximately $283,000 in aggregate for such services, including pass through charges and out-of-pocket expenses. Actual proxy solicitation costs incurred and paid to Georgeson may differ from the estimated amount. For more information regarding expenses related to the Merger, see “Description of the Merger Agreement — Fees and Expenses.”
Appraisal Rights
TCPC Stockholders do not have the right to exercise appraisal rights with respect to any matter to be voted upon at the TCPC Special Meeting. Accordingly, the TCPC Stockholders will not have the right to have a court judicially determine (and the TCPC Stockholders will not receive) the fair value for their shares of TCPC Common Stock under the provisions of Delaware law governing appraisal rights.

THE BCIC SPECIAL MEETING
Date, Time and Place of the BCIC Special Meeting
The BCIC Special Meeting will be held virtually on March 7, 2024, at 12:00 p.m., Eastern Time (9:00 a.m., Pacific Time), at the following website: https://meetnow.global/M9KS6KV. This joint proxy statement/prospectus and the accompanying materials are being mailed on or about January 15, 2024 to stockholders of record of BCIC and are available at https://www.proxy-direct.com/blk-33619.
Purpose of the BCIC Special Meeting
At the BCIC Special Meeting, BCIC Stockholders will be asked to approve the BCIC Merger Proposal.
After careful consideration, on the recommendation of the BCIC Special Committee, comprised of all of the independent directors of BCIC, the BCIC Board unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Merger, and unanimously recommends that BCIC Stockholders vote “FOR” the BCIC Merger Proposal.
Record Date
The BCIC Record Date is January 8, 2024. The BCIC Record Date is established by the BCIC Board, and only holders of record of shares of BCIC Common Stock at the close of business on the BCIC Record Date are entitled to receive notice of the BCIC Special Meeting and vote at the BCIC Special Meeting. As of the BCIC Record Date, there were 72,571,907 shares of BCIC Common Stock outstanding. Each share of BCIC Common Stock held by a holder of record as of the BCIC Record Date has one vote on each matter considered at the BCIC Special Meeting.
Quorum and Adjournments
For BCIC to conduct business at the BCIC Special Meeting, a quorum of BCIC Stockholders must be present. The presence at the BCIC Special Meeting, virtually or by proxy, of the holders of a majority of the shares of BCIC Common Stock outstanding on the BCIC Record Date will constitute a quorum of BCIC. Abstentions will be treated as shares present for quorum purposes. As described below, neither BCIC nor its agents will count “uninstructed shares” as present for quorum purposes at the BCIC Special Meeting.
Pursuant to BCIC’s Bylaws, the chairman of the BCIC Special Meeting will have the power to adjourn the BCIC Special Meeting, whether or not a quorum is present, from time to time for any reason and without notice other than announcement at the BCIC Special Meeting.
Uninstructed Shares
Under Nasdaq rules, banks, brokers and other nominees may use their discretion to vote “uninstructed” shares (i.e., shares of record held by banks, brokers or other nominees, but with respect to which the beneficial owner of such shares has not provided instructions on how to vote on a particular proposal) with respect to matters that are considered to be “routine,” but not with respect to “non-routine” matters. The BCIC Merger Proposal is a “non-routine” matter and there are no “routine” matters being voted on by BCIC Stockholders. Accordingly, any “uninstructed shares” will not be voted or counted as present for quorum or any other purposes.
Vote Required
The affirmative vote of the holders of a majority of the outstanding shares of BCIC Common Stock is required to approve the BCIC Merger Proposal. Abstentions and uninstructed shares, if any, will have the effect of a vote “against” this proposal. Proxies received will be voted “FOR” the BCIC Merger Proposal unless BCIC Stockholders designate otherwise.
Voting of Management
On the BCIC Record Date, BCIC’s executive officers and directors owned and were entitled to vote approximately 1,198,898 shares of BCIC Common Stock, representing approximately 1.7% of the outstanding shares of BCIC Common Stock on the BCIC Record Date. None of BCIC’s executive officers or directors has entered into any voting agreement relating to the Merger.

Voting of Proxies
BCIC encourages BCIC Stockholders to vote their shares, either by voting at the BCIC Special Meeting or by voting by proxy, which means that BCIC Stockholders authorize someone else to vote their shares. Shares represented by duly executed proxies will be voted in accordance with BCIC Stockholders’ instructions. If BCIC Stockholders execute a proxy without specifying their voting instructions, such BCIC Stockholders’ shares will be voted in accordance with the BCIC Board’s recommendation. If any other business is brought before the BCIC Special Meeting, BCIC Stockholders’ shares will be voted at the BCIC Board’s discretion unless BCIC Stockholders specifically state otherwise on their proxy.
The BCIC Special Meeting will be hosted virtually via live Internet webcast. If your shares of BCIC common stock are registered in your name, you may virtually attend and participate in the BCIC Special Meeting at https://meetnow.global/M9KS6KV by entering the control number found in the shaded box on your proxy card on the date and time of the BCIC Special Meeting. You may vote during the BCIC Special Meeting by following the instructions that will be available on the BCIC Special Meeting website during the BCIC Special Meeting.
If you are a beneficial shareholder of BCIC (that is if you hold your shares of BCIC through a bank, broker, financial intermediary or other nominee) and want to virtually attend the BCIC Special Meeting, you must register in advance. To register, you must submit proof of your proxy power (legal proxy), which you can obtain from your financial intermediary or other nominee, reflecting your shares of BCIC common stock along with your name and email address to Georgeson, BCIC’s tabulator. You may email an image of your legal proxy to shareholdermeetings@computershare.com. Requests for registration must be received no later than 5:00 p.m., Eastern Time (2:00 p.m., Pacific Time) on March 4, 2024 (three business days prior to the Special Meeting). You will receive a confirmation email from Georgeson of your registration and a control number and security code that will allow you to vote at the BCIC Special Meeting.
Even if you plan to virtually attend the BCIC Special Meeting, please promptly follow the enclosed instructions to submit voting instructions via the Internet, by telephone or alternatively, you may submit voting instructions by signing and dating the proxy card or voting instruction form you receive, and if received by mail, returning it in the accompanying postage-paid return envelope.
You may vote using one of the methods below by following the instructions on your proxy card or voting instruction form(s):
•	By internet;
•	By touch-tone phone;
•	By signing, dating and returning the enclosed proxy card or voting instruction form(s) in the postage-paid envelope; or
•	By participating at the BCIC Special Meeting as described above.
If you do not vote using one of the methods described above, you may be called by Georgeson, BCIC’s proxy solicitor, to vote your shares. If you have any questions about the proposals to be voted on or the virtual BCIC Special Meeting, please call Georgeson toll free at 866-647-8872.
Important notice regarding the availability of proxy materials for the BCIC Special Meeting. BCIC’s joint proxy statement/prospectus, BCIC’s Annual Report on Form 10-K for the year ended December 31, 2022 and the proxy card are available at https://www.proxy-direct.com/blk-33619.
Revocability of Proxies
If you are a stockholder of record of BCIC, you can revoke your proxy as to BCIC at any time before it is exercised by: (i) delivering a written revocation notice that is received prior to the BCIC Special Meeting to BlackRock Capital Investment Corporation, 50 Hudson Yards, New York, New York 10001, Attention: Secretary; (ii) submitting a later-dated proxy that BCIC receives before the conclusion of voting at the BCIC Special Meeting; or (iii) participating in the BCIC Special Meeting and voting online. If you hold shares of BCIC Common Stock through a broker, bank, trustee or nominee, you must follow the instructions you receive from them in order to revoke your voting instructions. Participating in the BCIC Special Meeting does not revoke your proxy unless you also vote online at the BCIC Special Meeting.

Solicitation of Proxies
TCPC and BCIC will each bear the cost of printing and mailing this joint proxy statement/prospectus and proxy cards and the accompanying Notice of Special Meeting of Stockholders of TCPC or Notice of Special Meeting of Stockholders of BCIC, as applicable. TCPC and BCIC will bear the cost of preparing this joint proxy statement/prospectus on a pro rata basis based upon the relative net assets of TCPC and BCIC as of the date on which the Exchange Ratio is determined. Each of the foregoing costs and expenses are subject to the sharing of a portion of these charges by TCP and BCIA, as applicable, under the Merger Agreement. TCPC and BCIC intend to use the services of Georgeson to assist in the distribution and collection of proxy materials and the solicitation and tabulation of proxies. It is estimated that Georgeson will be paid approximately $283,000 in aggregate for such services, including pass through charges and out-of-pocket expenses. Actual proxy solicitation costs incurred and paid to Georgeson may differ from the estimated amount. For more information regarding expenses related to the Merger, see “Description of the Merger Agreement — Fees and Expenses.”
Appraisal Rights
BCIC Stockholders do not have the right to exercise appraisal rights with respect to any matter to be voted upon at the BCIC Special Meeting. Accordingly, the BCIC Stockholders will not have the right to have a court judicially determine (and the BCIC Stockholders will not receive) the fair value for their shares of BCIC Common Stock under the provisions of Delaware law governing appraisal rights.

THE MERGER
The discussion in this joint proxy statement/prospectus, which includes the material terms of the Merger and the principal terms of the Merger Agreement, is subject to, and is qualified in its entirety by reference to, the Merger Agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus.
General Description of the Merger
Pursuant to the terms of the Merger Agreement, at the Effective Time, BCIC will be merged with and into Merger Sub. Merger Sub will be the surviving company and will continue its existence as a limited liability company under the laws of the State of Delaware and an indirect wholly-owned subsidiary of TCPC. As of the Effective Time, the separate corporate existence of BCIC will cease. Subject to the terms and conditions of the Merger Agreement, at the Effective Time, each share of BCIC Common Stock issued and outstanding immediately prior to the Effective Time (other than Cancelled Shares) will be converted into the right to receive a number of shares of TCPC Common Stock equal to the Exchange Ratio, plus any cash (without interest) in lieu of fractional shares.
For illustrative purposes, based on the number of shares of TCPC Common Stock issued and outstanding and the NAV per share of TCPC and BCIC as of September 30, 2023 (including certain adjustments as described in the section captioned “Capitalization”), TCPC would issue approximately 0.3442 shares of TCPC Common Stock for each share of BCIC Common Stock outstanding, resulting in pro forma ownership of 69.8% for current TCPC Stockholders and 30.2% for current BCIC Stockholders. The actual calculation of the Exchange Ratio and resulting ownership percentages for TCPC and BCIC Stockholders will be determined on the Determination Date prior to the closing of the Merger.
Background of the Merger
The TCPC Board and the BCIC Board regularly review and assess the business and operations of TCPC and BCIC, respectively, with the goal of increasing stockholder value. In furtherance thereof, each board regularly independently considers a broad range of business opportunities and strategic alternatives available to it, including whether or not to engage in a strategic transaction.
As part of these ongoing reviews and assessments, the TCPC Board and the BCIC Board as well as TCP and BCIA, as applicable, frequently explored means of enhancing value for both TCPC and BCIC stockholders, respectively, including by enhancing the size and scale of TCPC and BCIC. TCP, BCIA and the TCPC Board and BCIC Board, as applicable, have focused their efforts on opportunities to provide additional scale to TCPC and BCIC, respectively, because of the general tendency of BDCs with smaller market capitalizations to trade at a larger discount or smaller premium to net asset value than larger BDCs, particularly as the number of BDCs with a larger market capitalization has increased meaningfully over the last several years. In addition, TCP and BCIA and the TCPC Board and BCIC Board, as applicable, have discussed using strategic transactions as a way to attract additional equity research analyst coverage and institutional investors, which could both improve the trading dynamics for both BDCs (including the potential for improved stock price and liquidity) and generate meaningful cost savings through additional operating synergies.
In the course of considering the various strategic possibilities, the TCPC Board and BCIC Board occasionally considered, among other possibilities, a transaction whereby TCPC would combine with BCIC (the “Potential Transaction”), as each business development company was advised by an affiliate of BlackRock that employed BlackRock’s U.S. Private Capital Team and there was significantly increasing overlap between the strategy and portfolios of both BDCs.
In May 2019, in connection with its evaluation of strategic options, the Independent Directors on the BCIC Board decided to engage Vedder Price P.C. (“Vedder Price”) as special counsel to the Independent Directors of BCIC. Vedder Price also confirmed its independence from TCPC, BCIC and BCIA based on the definition of independence in Section 2(a)(19) of the 1940 Act.
On March 3, 2020, a meeting of the BCIC Board took place. During an executive session involving the chief executive officer of BCIC and the Independent Directors of BCIC, the Independent Directors informed the chief executive officer that BCIC was forming an ad hoc committee consisting of Messrs. John R. Baron and William E. Mayer (the “BCIC Ad Hoc Committee”) to explore and consider various strategic options available to BCIC.

During the remainder of 2020, the BCIC Ad Hoc Committee continued to evaluate and assess various strategic options, including a transaction with TCPC. In November 2020, Ms. Maureen K. Usifer joined the BCIC Ad Hoc Committee and participated in future meetings.
In the course of November 2020 and December 2020, the BCIC Ad Hoc Committee interviewed three potential investment banking firms and selected Keefe, Bruyette & Woods, Inc. (“KBW”) to act as financial advisor to the BCIC Ad Hoc Committee.
On March 2, 2021, the BCIC Board held a regularly scheduled board meeting. During such meeting, the BCIC Ad Hoc Committee met in executive session, with representatives of Vedder Price and KBW in attendance, to discuss the continuum of possible strategic options potentially available to BCIC and the current market environment if BCIC were to pursue a strategic transaction.
On April 1, 2021, the BCIC Ad Hoc Committee met by videoconference, with representatives of Vedder Price and KBW in attendance, to discuss the ongoing operations of BCIC and the continuum of strategic options that might be available to BCIC in the then current market environment if BCIC were to pursue any strategic options available to it. At the meeting, KBW provided an overview of potential strategic alternatives including a summary of commonly observed BDC deal structures and terms of precedent BDC mergers.
On April 28, 2021, the BCIC Board held a regularly scheduled board meeting. During this meeting, the BCIC Ad Hoc Committee met in executive session to further discuss the current market environment and possible strategic options potentially available to BCIC.
On June 29, 2021, the BCIC Ad Hoc Committee met by videoconference, with representatives of Vedder Price and KBW in attendance, to further discuss the range of strategic options potentially available to BCIC. The BCIC Ad Hoc Committee received information from Vedder Price regarding the duties and obligations of Independent Directors with respect to assessing strategic options potentially available to BCIC. KBW provided additional information regarding BDC deal structures and reviewed and discussed various financial matters regarding certain strategic alternatives potentially available to BCIC, including the Potential Transaction, an unaffiliated BDC merger, liquidation or continuing the status quo.
On July 6, 2021, the BCIC Ad Hoc Committee and the remaining Independent Directors met by videoconference with representatives of Vedder Price and KBW in attendance. The chief executive officer of BCIC participated in the meeting and provided an update to the BCIC Ad Hoc Committee on the status of the Potential Transaction.
On September 9, 2021, the BCIC Ad Hoc Committee and the remaining Independent Directors met by videoconference with representatives of Vedder Price and KBW in attendance. Vedder Price and KBW discussed potential benefits and considerations with respect to the Potential Transaction versus a merger with an unaffiliated buyer and KBW reviewed potential alternative bidding processes for soliciting bids from unaffiliated buyers. KBW provided financial information regarding several potential third-party buyers, including information regarding their financial ability to pay, as well as an update on market conditions for BDC mergers.
On November 2, 2021, the BCIC Board held a regularly scheduled board meeting. During this meeting, the BCIC Ad Hoc Committee and the remaining Independent Directors met in executive session to discuss the continuum of possible strategic options potentially available to BCIC and the current market environment if BCIC were to pursue a strategic transaction (including the Potential Transaction).
During November and December of 2021, the BCIC Ad Hoc Committee and the other Independent Directors met by videoconference, with representatives of Vedder Price and KBW in attendance, to discuss certain updates with respect to the Potential Transaction, including TCPC’s interest in the Potential Transaction.
On January 12, 2022, the TCPC Board formed a special committee (the “TCPC Special Committee”) to evaluate the possibility of a strategic transaction for TCPC, including any acquisition, merger or other strategic transaction involving TCPC. The TCPC Special Committee consisted of all Independent Directors who were members of the TCPC Board, which at that time consisted of Messrs. Eric J. Draut, M. Freddie Reiss and Peter E. Schwab, and Mses. Andrea L. Petro and Karyn L. Williams.
The TCPC Board authorized and delegated to the TCPC Special Committee the power and authority to, among other things (i) select and retain financial and legal advisors to aid the TCPC Special Committee in fulfilling its duties; (ii) communicate with and solicit third parties with respect to a potential transaction involving TCPC, including with respect to the procedures by which any such parties may submit proposals to TCPC relating thereto and information required to be furnished by the parties in conjunction therewith; (iii) negotiate and enter into non-disclosure agreements with third parties in order to allow the sharing of information between such third parties on the one hand and TCPC on the other; (iv) negotiate, or authorize others to negotiate, any offer made in connection with any potential transaction involving TCPC; (v) reject any offers relating to any potential transaction involving TCPC which the TCPC Special Committee determines that it cannot favorably recommend to the TCPC Board; (vi) recommend to the TCPC Board any potential transaction involving TCPC which the TCPC Special Committee has approved, subject to final approval by the TCPC Board; (vii) hold meetings at such times and places as deemed necessary by the TCPC Special Committee; and (viii) take any and all other actions with all the power and authority of the TCPC Board as the TCPC Special Committee may deem to be necessary or appropriate in order for the TCPC Special Committee to discharge its duties.
Following the time that the TCPC Special Committee was formed until the date that the Merger Agreement was signed, there were occasional phone calls that would take place between the lead Independent Director of the TCPC Special Committee and the chief executive officer of TCPC regarding the general status and timing of the Potential Transaction. The lead Independent Director of TCPC would then communicate any material updates from such discussions to the full TCPC Special Committee. Similar phone calls took place between the lead Independent Director of BCIC and the chief executive officer of BCIC. The lead Independent Director of BCIC would then communicate any material updates from such discussions to the full BCIC Ad Hoc Committee or BCIC Special Committee, as applicable.
On January 20, 2022, the TCPC Special Committee met to discuss certain organizational matters. In particular, the TCPC Special Committee discussed the possibility of a potential business combination between TCPC and BCIC. The TCPC Special Committee further discussed how analysis of any such transaction, particularly one in which TCPC is the surviving company, did not foreclose other alternatives available to TCPC, including other strategic transactions or not pursuing any transaction. Representatives of Dechert LLP (“Dechert”) also attended the meeting. The representatives of Dechert introduced themselves to the TCPC Special Committee and discussed their respective experience with respect to mergers of business development companies and representation of independent directors of BDCs generally. Dechert also confirmed its independence from TCPC, BCIC and TCP based on the definition of independence in Section 2(a)(19) of the 1940 Act. The TCPC Special Committee then selected Dechert to act as independent legal counsel to the TCPC Special Committee in connection with its analysis and evaluation of the Potential Transaction and proceeded to engage Dechert for such role.
On January 21, 2022, the BCIC Ad Hoc Committee and the other Independent Directors met by videoconference, with representatives of Vedder Price and KBW in attendance, to discuss the Potential Transaction.
TCPC and BCIC entered into a confidentiality agreement, dated February 10, 2022, to allow each of TCPC and BCIC to disclose certain confidential information concerning the disclosing party to the other party and its representatives in connection with the Potential Transaction.
On February 15, 2022, the TCPC Special Committee met by videoconference and heard presentations from four potential financial advisors, including Houlihan Lokey. Subsequently, on February 17, 2022, the TCPC Special Committee approved the appointment of Houlihan Lokey as the financial advisor to the TCPC Special Committee, subject to the negotiation and execution of an engagement letter with Houlihan Lokey.
On February 16, 2022, BCIA provided the BCIC Board with a presentation on the projected economic benefits and impact of the Potential Transaction, including the projected impact on net investment income per share, dividend coverage, operating expenses, balance sheet impact and portfolio overlap of each of TCPC and BCIC.
On February 17, 2022, TCP provided the TCPC Special Committee with a presentation on the projected economic benefits and impact of the Potential Transaction, including the projected impact on net investment income per share, dividend coverage, operating expenses, balance sheet impact and portfolio overlap of each of TCPC and BCIC. The TCPC Special Committee discussed the presentation from TCP and the range of possible strategic alternatives that may be available to TCPC.
On March 1, 2022, BCIC held a regularly scheduled board meeting, which was attended by representatives of BCIA and Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), counsel to TCPC, BCIC and the Advisors. During such meeting there was an executive session of the BCIC Independent Directors, with representatives of Vedder Price in attendance, where such Independent Directors discussed a number of matters, which included the strategic options available to BCIC and the Potential Transaction.

Between February 2022 and August 2022, the TCPC Special Committee, Dechert and Houlihan Lokey periodically discussed available strategic transactions that could be in the best interests of TCPC Stockholders, including the Potential Transaction. Discussions occasionally included representatives of TCP and Skadden. Various strategic alternatives were also discussed at regularly scheduled TCPC board meetings, both with the full board and in executive session attended exclusively by members of the TCPC Special Committee. In some discussions related to the Potential Transaction, representatives of TCP also attended and participated. Representatives of TCP occasionally provided the TCPC Special Committee with additional background information regarding BCIC, including information regarding the significantly increasing portfolio overlap between BCIC and TCPC and the potential benefits of the Potential Transaction. These potential benefits included the items include in the “Reasons for the Merger – TCPC” described above. The TCPC Special Committee also identified and discussed certain potential challenges in connection with the Potential Transaction, including with respect to BCIC stock price volatility, potential pressures on the price of TCPC Common Stock if BCIC Stockholders sell shares received in the Mergers, the management attention required to effectively execute the Potential Transaction, the potential for litigation and transaction costs and any inability to receive the necessary stockholder approvals, and those other considerations described below under “Reasons for the Merger – TCPC”
On March 10, 2022, the BCIC Ad Hoc Committee and Ms. Moore, an Independent Director of BCIC met by videoconference, with representatives of Vedder Price and of KBW in attendance. KBW reviewed and discussed updated information regarding strategic alternatives potentially available to BCIC including the Potential Transaction and potential transactions with unaffiliated buyers.
On August 8, 2022, the BCIC Ad Hoc Committee and the remaining Independent Directors met by videoconference, with representatives of Vedder Price and KBW in attendance, to discuss the possibility of receiving a merger proposal from TCPC.
On August 11, 2022, representatives of TCP sent an initial draft of a preliminary, non-binding term sheet (the “Non-Binding Term Sheet”) to the TCPC Special Committee setting forth proposed economic terms for the Potential Transaction. The Non-Binding Term Sheet set forth that the consideration to be paid to BCIC Stockholders would be determined based on the relative net asset values of TCPC and BCIC, which is consistent with similar mergers of affiliated investment companies and Rule 17a-8 under the 1940 Act. The initial Non-Binding Term Sheet also included a temporary fee waiver by the Advisors and contemplated that the parties would enter into a binding exclusivity period until a to-be-determined date.
On August 24, 2022, the TCPC Special Committee met by videoconference, with representatives of Dechert in attendance, to continue its discussions and evaluation of available strategic alternatives that could be in the best interest of TCPC Stockholders. As part of these discussions, the TCPC Special Committee discussed the Non-Binding Term Sheet and the other aspects of the Potential Transaction and requested that representatives of TCP attend the TCPC Special Committee’s next meeting to discuss the rationale for the Potential Transaction, including the benefits to TCPC and its stockholders of the Potential Transaction.
On August 26, 2022, the TCPC Special Committee met by videoconference, with representatives of TCP and Dechert in attendance, to discuss available strategic alternatives that could be in the best interest of TCPC Stockholders. At this meeting, TCP delivered a presentation to the TCPC Special Committee on the Non-Binding Term Sheet and the Potential Transaction. No decisions or determinations were made on whether to pursue the Potential Transaction and the TCPC Special Committee requested further materials from TCP.
On September 2, 2022, at the request of the TCPC Special Committee, TCP provided the TCPC Special Committee with additional information regarding the Potential Transaction and BCIC.
On September 20, 2022, the TCPC Special Committee formally engaged Houlihan Lokey as its financial advisor pursuant to an engagement letter between Houlihan Lokey, the TCPC Special Committee and TCPC.
On September 26, 2022, the TCPC Special Committee met by videoconference, with representatives of Dechert and Houlihan Lokey in attendance. At this meeting, Dechert presented to the TCPC Special Committee on fiduciary duties and certain considerations under the 1940 Act relating to the consideration of any strategic transaction, and Houlihan Lokey discussed the analysis it expected to conduct in connection with its role as financial advisor to the TCPC Special Committee, the makeup of TCPC’s investment portfolio and overlap with BCIC’s investment portfolio, along with recent precedent transactions. The TCPC Special Committee discussed the presentation from Dechert and the range of strategic opportunities and possibilities available to TCPC.

On October 18, 2022, the TCPC Special Committee met by videoconference, with representatives of Dechert and Houlihan Lokey in attendance, to further discuss the available strategic alternatives available to TCPC, including the Potential Transaction, and other possible transaction terms including a permanent fee reduction. This discussion included a review of previous mergers of affiliated business development companies.
On October 27, 2022, Ms. Leets joined the TCPC Board as an Independent Director, and joined the TCPC Special Committee. Ms. Leets also serves as a Director of BlackRock Direct Lending Corp. From 2019 to present, Ms. Leets has served as a Senior Vice President and Treasurer of Baxter International Inc. Ms. Leets previously served as Assistant Treasurer of Google LLC from 2017 to 2018. From 2013 to 2017, Ms. Leets was a Vice President and Treasurer of Kimberly-Clark Corporation. Prior to joining Kimberly-Clark, Ms. Leets worked in treasury roles at McDonald’s Corporation and USG Corporation. Ms. Leets began her career as a public accountant at Coopers & Lybrand (now PricewaterhouseCoopers LLP), where she worked for eight years. Ms. Leets is a Certified Public Accountant in Illinois and earned a B.S. in Accounting and an MBA from Indiana State University Scott School of Business.
On November 22, 2022, the TCPC Special Committee met by videoconference with representatives of Houlihan Lokey and Dechert in attendance. At this meeting, Houlihan Lokey discussed the financial aspects of the Potential Transaction with the TCPC Special Committee as well as how such financial terms compared to other recent affiliated BDC merger transactions. With the assistance of Houlihan Lokey, the TCPC Special Committee also discussed the management projections of TCPC provided by TCP.
On November 30, 2022, the TCPC Special Committee met by videoconference, with representatives of Dechert and Houlihan Lokey in attendance. At this meeting, with the assistance of Houlihan Lokey, the TCPC Special Committee discussed certain revised management projections of TCPC that were received from TCP and reviewed factors that could be relevant in assessing the strategic options available to TCPC, including management fee terms for other comparable BDCs and cost synergies and transaction expenses that might arise from the Potential Transaction.
On December 6, 2022, the TCPC Special Committee met by videoconference to discuss the strategic options available to TCPC (including the Potential Transaction) with representatives of Dechert, TCP and Houlihan Lokey in attendance. Representatives of TCP presented to the TCPC Special Committee on the portfolio composition of BCIC and representatives of Houlihan Lokey reviewed with the TCPC Special Committee the financial aspects of the Potential Transaction, including the potential pro forma portfolio and other projections. The TCPC Special Committee considered and evaluated the Potential Transaction in the context of the various other possible strategic alternatives that were available to TCPC.
After delivery of the initial draft of the Non-Binding Term Sheet, TCP and the TCP Special Committee had periodic discussions regarding the Non-Binding Term Sheet and certain potential changes thereto. As part of these discussions, the possibility of TCP agreeing to reduce the base management fee following the closing of the Potential Transaction was considered as an additional means to provide further value to the TCPC Stockholders. In the course of these discussions, TCP agreed to reduce its base management fee rate on assets below one times (1x) leverage to 1.375% in place of the existing base management fee rate of 1.50%.
On December 8, 2022, at the request of the TCPC Special Committee, Dechert provided to the TCPC Special Committee proposed comments on the Non-Binding Term Sheet.
On December 9, 2022, the TCPC Special Committee met by videoconference, with representatives of Dechert in attendance, to review the revised Non-Binding Term Sheet and consider and assess how the Potential Transaction compared to other strategic options available to TCPC (including the possibility of declining to pursue any strategic transaction and continuing its operations unchanged and in the ordinary course). During this meeting, the TCPC Special Committee discussed certain proposed revisions to the draft of the Non-Binding Term Sheet that should be requested from TCP. Following the meeting, Dechert further revised the Non-Binding Term Sheet.
On December 12, 2022, the TCPC Special Committee sent a revised draft of the Non-Binding Term Sheet to TCP. This draft included the agreed upon fee reduction of TCP’s base management fee rate to 1.375%, the initially proposed net investment income support, but at a higher threshold, and an additional requirement that the Advisors would cover certain transaction expenses.
On January 20, 2023, the TCPC Special Committee met by videoconference with representatives of Dechert, Houlihan Lokey and TCP in attendance. Representatives of TCP discussed with the TCPC Special Committee comparable affiliated BDC mergers and BCIC’s non-overlapping investments. The TCPC Special Committee, with the assistance of Dechert and Houlihan Lokey, discussed the information provided by TCP and the variety of strategic options available to TCPC and considered whether to continue to pursue the Potential Transaction.
On January 27, 2023, the TCPC Special Committee met by videoconference with representatives of Dechert and Houlihan Lokey in attendance. At this meeting, representatives of Houlihan Lokey reviewed with the TCPC Special Committee certain market observations related to TCPC, BCIC and an illustrative combined company, including market capitalization, net asset value, potential synergies of the Potential Transaction as provided by the Advisor and illustrative management fee terms, including how such terms compared to other comparable business development company transactions and how the combined company would compare to TCPC on a standalone basis. The TCPC Special Committee also agreed that it would request a further reduction of TCP’s base management fee rate to 1.25% instead of 1.375% that had been offered by TCP in the previous draft of the Non-Binding Term Sheet. This was subsequently communicated to TCP on a telephone call between Mr. Eric J. Draut, Chair of the TCPC Special Committee, and Mr. Rajneesh Vig, Chief Executive Officer of TCPC.
On February 2, 2023, representatives of Skadden sent a revised draft of the Non-Binding Term Sheet to representatives of Dechert, which was subsequently shared with the TCPC Special Committee. TCP agreed to TCPC’s proposal regarding the reduction of its management fee to 1.25% and also agreed to cover 50% of certain transaction expenses up to a cap of $4 million.
On February 3, 2023, the TCPC Special Committee met by videoconference with representatives of Dechert and Houlihan Lokey in attendance. Representatives of Houlihan Lokey reviewed with the TCPC Special Committee the updated financial projections received from TCP. The TCPC Special Committee also discussed the revised Non-Binding Term Sheet and the BCIC portfolio and continued to evaluate the terms of the Potential Transaction.
On February 7, 2023, representatives of Skadden, TCP and Dechert had a telephone conference to discuss the Non-Binding Term Sheet and the Potential Transaction.
On February 10, 2023, the TCPC Special Committee met by videoconference, with representatives of Dechert and Houlihan Lokey in attendance, to discuss certain terms of the Potential Transaction, including the requested expense reimbursement provision and structure considerations with respect to the Potential Transaction. The TCPC Special Committee also discussed the BCIC investment portfolio and certain non-overlapping investments. During this meeting, the TCPC Special Committee discussed certain terms to be included in the Non-Binding Term Sheet, including changes to the expense reimbursement formula.
On February 14, 2023, Dechert sent Skadden and TCP a further revised draft of the Non-Binding Term Sheet. This draft included certain changes to the duration of the net investment income support and the coverage of transaction expenses by the Advisors.
On February 15, 2023, TCPC held a regularly scheduled quarterly board meeting, which was attended by representatives of TCP and Skadden. During this meeting, representatives of TCP provided the TCPC Board with an update on the Potential Transaction. Following such presentation, the TCPC Special Committee met in executive session to continue to evaluate the Potential Transaction.
On February 28, 2023, BCIC held a regularly scheduled board meeting, which was attended by representatives of BCIA and Skadden. During such meeting there was an executive session where BCIC Independent Directors met to discuss and consider the strategic options potentially available to BCIC (including the Potential Transaction).
On March 2, 2023, representatives of Skadden and Vedder Price had a telephone conference to discuss the Potential Transaction, the transaction structure and certain other matters.
On March 8, 2023, TCP sent a revised draft of the Non-Binding Term Sheet to Dechert and the TCPC Special Committee. Based on discussions that occurred between representatives of TCP and the members of the TCPC Special Committee, this draft of the Non-Binding Term Sheet included a reduction in the length of net investment income support, and an increase to the cap on the amount of transaction expenses borne by the Advisors to $6 million instead of $4 million (but if the closing of the Potential Transaction did not occur because either the TCPC or BCIC Stockholders failed to approve the Potential Transaction, the cap would be reduced to $3 million).
On March 10, 2023, the TCPC Special Committee met by videoconference, with representatives of Dechert and Houlihan Lokey in attendance, and discussed the Potential Transaction and the Non-Binding Term Sheet, including diligence matters with respect to the BCIC investment portfolio, general market observations, the net investment income support and expense reimbursement provisions in the Non-Binding Term Sheet and other factors that would bear on the TCPC Special Committee’s consideration of the Non-Binding Term Sheet. Thereafter, the TCPC Special Committee approved the Non-Binding Term Sheet in the form received from TCP on March 8, 2023.
On March 10, 2023, the TCPC Special Committee sent the Non-Binding Term Sheet to the BCIC Ad Hoc Committee and Vedder Price in the form approved by the TCPC Board.
On March 13, 2023, representatives of BCIA provided the BCIC Board with information regarding the proposed management fee reduction, net investment income support and transaction expense sharing being offered by the Advisors in connection with the Potential Transaction.
On March 15, 2023, certain TCPC Independent Directors contacted TCP regarding the state of the banking sector and the credit facilities of BCIC and TCPC and to discuss overall market conditions and related considerations for the Potential Transaction, including the importance of maintaining the credit facilities for TCPC and BCIC following any transaction.
On March 20, 2023, representatives of the Advisors, Skadden, Vedder Price and Dechert had a telephone conference to discuss the transaction structure for the Potential Transaction and related matters.
On March 21, 2023, all of the Independent Directors of BCIC met, with representatives of Vedder Price and KBW in attendance, to evaluate, review and consider the material terms of the Non-Binding Term Sheet and the Potential Transaction and to discuss the scope of information to be requested from BCIA pursuant to a due diligence request. KBW also reviewed and discussed information regarding the Potential Transaction and other strategic alternatives potentially available to BCIC. The BCIC Independent Directors considered and discussed the Non-Binding Term Sheet and the Potential Transaction in the context of the various strategic possibilities and opportunities potentially available to BCIC and evaluated the various options. The Independent Directors also considered the structure of the Potential Transaction and information that the Independent Directors may wish to consider as part of the due diligence efforts with respect to the Potential Transaction.
On March 22, 2023, representatives of Vedder Price, on behalf of the BCIC Ad Hoc Committee, requested certain information from BCIA concerning TCPC and the Potential Transaction.
On March 24, 2023, representatives of Skadden, Dechert and Vedder Price had a telephone conference to further discuss the transaction structure, including the accounting and tax treatment of the Potential Transaction.
On March 27, 2023, in response to the request from Vedder Price on behalf of the BCIC Ad Hoc Committee, representatives of BCIA provided the BCIC Special Committee with a pro forma model of the Potential Transaction, as well as additional information regarding the assets held by TCPC.
On April 6, 2023, the Independent Directors of BCIC met by videoconference, with representatives of Vedder Price and KBW in attendance, to discuss various matters related to the Potential Transaction. The Independent Directors agreed to form a special committee in connection with its evaluation of the Potential Transaction, after considering that (i) the Independent Directors had previously decided to defer the formation of a special committee until such time as the likelihood of a possible transaction involving a third party became more apparent; (ii) prior to the formal establishment of the BCIC Special Committee, the BCIC Ad Hoc Committee had generally acted in the same manner and in the same role as the BCIC Special Committee and considered a wide variety of strategic opportunities for BCIC; and (iii) while the membership of the BCIC Ad Hoc Committee consisted of three of the five Independent Directors of BCIC, on many occasions all five Independent Directors participated in the BCIC Ad Hoc Committee meetings. After discussion, it was agreed that all of the Independent Directors (consisting of Mses. Meridee A. Moore and Maureen K. Usifer and Messrs. John R. Baron, Jerrold B. Harris and William E. Mayer) should serve on the special committee (the “BCIC Special Committee”) and that Vedder Price and KBW should continue providing advice and assistance to the BCIC Special Committee. Representatives of Vedder Price reviewed in detail the due diligence materials provided to date by BCIA and summarized the key terms and closing conditions of the Non-Binding Term Sheet noting certain terms that required follow up. Representatives of KBW reviewed and discussed financial matters regarding the Potential Transaction and responded to questions from the Independent Directors of BCIC.
On April 7, 2023, the TCPC Special Committee met by videoconference, with representatives of Dechert and Houlihan Lokey, to discuss the terms of the Potential Transaction, the Non-Binding Term Sheet, including certain feedback from the BCIC Special Committee with respect to the expense reimbursement provisions and proposed transaction structure, the management of the combined company and timing and process updates with respect to the Potential Transaction. The TCPC Special Committee considered this information in the context of its overall assessment of the Potential Transaction.
On April 10, 2023, representatives of Skadden, Vedder Price and Dechert met by videoconference to further discuss the structure of the Potential Transaction.
On April 12, 2023, representatives of the Advisors provided estimates of the expenses related to the Potential Transaction to both the BCIC Special Committee and the TCPC Special Committee.
On April 13, 2023, representatives of BCIA and the BCIC Special Committee had a call with representatives of Vedder Price to discuss the expense estimates that had been provided by the Advisor as well as the Non-Binding Term Sheet. These were evaluated in the context of the BCIC Special Committee’s considerations of all strategic options potentially available to BCIC, including whether to engage in any strategic transaction whatsoever.
On April 14, 2023, Skadden sent a revised draft of the Non-Binding Term Sheet to Dechert, which was updated to reflect matters raised by the BCIC Special Committee and to include certain additional terms discussed between the Advisors and both BCIC and TCPC. These revised terms included (i) additional details regarding the proposed structure of the Potential Transaction (the Merger), (ii) certain adjustments to the approach to transaction expenses and the coverage thereof by the Advisors and (iii) certain changes to the exclusivity provision.
On April 17, 2023, the TCPC Special Committee met by videoconference, with representatives of Dechert and Houlihan Lokey in attendance, to discuss the latest draft of the Non-Binding Term Sheet and whether the TCPC Special Committee continued to view the Potential Transaction as being in the best interest of TCPC. The TCPC Special Committee discussed changes to the expense reimbursement allocation in the Non-Binding Term Sheet and discussed timing considerations for the Potential Transaction. In addition, also on April 17, 2023, Vedder Price sent Skadden comments to the provisions in the Non-Binding Term Sheet related to expenses, exclusivity and the structure of the TCPC Board following the Effective Time.
On April 18, 2023, Dechert sent a revised draft of the Non-Binding Term Sheet to Skadden and Vedder Price. The draft was generally unchanged from previous drafts, except for certain changes to the expense sharing provision.
On April 19, 2023, the BCIC Special Committee met by videoconference, with representatives of Vedder Price and KBW in attendance, to discuss various matters in connection with the Potential Transaction, including: (i) the range of strategic opportunities and options potentially available to BCIC; (ii) the status of negotiations in connection with finalizing the Non-Binding Term Sheet; (iii) the due diligence materials provided by TCPC and the Advisors and any additional information the BCIC Special Committee intended to request; and (iv) a meeting schedule to further consider the Potential Transaction once the Non-Binding Term Sheet was finalized and signed.
Also on April 19, 2023, Mr. Eric J. Draut, Chair of the TCPC Special Committee, and Mr. Ranjeesh Vig, Chief Executive Officer of TCPC, held a telephone call in which Mr. Draut communicated to TCP that TCPC required certain changes to the expense sharing provisions. Mr. Draut communicated his conversation with Mr. Vig with the TCPC Special Committee and requested approval to execute the Non-Binding Term Sheet upon approval of the most recent terms.
Also on April 19, 2023, representatives of Vedder Price sent BCIA a letter on behalf of the BCIC Special Committee requesting additional information and materials regarding TCPC and the Potential Transaction.
On April 20, 2023, Skadden sent a proposed final Non-Binding Term Sheet to Dechert, Vedder Price, the Advisors, BCIC and TCPC, which, among other things, reflected the discussion between Messrs. Draut and Vig.
On April 24, 2023, the BCIC Special Committee met by videoconference, with representatives of Vedder Price and KBW in attendance, to discuss various matters related to the Potential Transaction, including: (i) other strategic alternatives potentially available to BCIC, including whether to pursue a strategic transaction with a third party or continue its operations in the ordinary course, (ii) the status of negotiations regarding open items in connection with finalizing the Non-Binding Term Sheet; and (iii) a meeting schedule to further consider the Potential Transaction and related due diligence materials to be provided by TCPC and the Advisors assuming the Non-Binding Term Sheet was finalized and signed. After discussion, the BCIC Special Committee authorized the execution of the Non-Binding Term Sheet, which included the entry into a period of exclusivity with TCPC.

Later on April 24, 2023, the Non-Binding Term Sheet was executed by TCPC, BCIC, BCIA and TCP. Upon execution, the exclusivity period set forth in the Non-Binding Term Sheet began.
On April 26, 2023, the BCIC Board met at a regularly scheduled BCIC Board meeting and ratified and approved the formation of the BCIC Special Committee comprised of all of the Independent Directors of BCIC. The BCIC Special Committee was given the authority to exercise all powers of, and to act in the place of, the BCIC Board with respect to the Potential Transaction to the extent permitted by the BCIC By-laws. The engagement of Vedder Price as special counsel to the BCIC Special Committee and KBW as financial advisor to the BCIC Special Committee was also approved and ratified. The BCIC Special Committee was not obligated to recommend the Merger or any agreements or arrangements proposed to be entered into by BCIC in connection with or relating to the Merger to the BCIC Board and could determine, if the BCIC Special Committee deemed appropriate, that it was in the best interests of BCIC and BCIC Stockholders not to proceed with the Merger. At this meeting of the BCIC Board, the BCIC Board also ratified and approved the BCIC Special Committee’s authorization for the execution of the Non-Binding Term Sheet.
On May 3, 2023, the BCIC Special Committee met by videoconference, with representatives of Vedder Price and KBW in attendance, to discuss various matters related to the Potential Transaction, including: (i) the Potential Transaction timeline; (ii) the status of BCIA’s due diligence response; and (iii) the due diligence schedule going forward. The chair of the BCIC Special Committee and representatives of Vedder Price reviewed various matters that could impact the timeline for the Potential Transaction and for future meetings of the BCIC Special Committee, including the impacts of a transaction on the BCIC credit facility. The BCIC Special Committee also discussed the status of the current and future composition of the TCPC Board. The BCIC Special Committee also discussed the expected terms of the draft Merger Agreement, which had not yet been provided, including the scope of representations, indemnification and termination provisions that were anticipated. The BCIC Special Committee considered whether the continued discussion and negotiation of the Potential Transaction was in the best interest of BCIC shareholders and decided to schedule another meeting to continue consideration of the Potential Transaction as it determined doing so would be in the best interest of BCIC at the time.
On May 4, 2023, Skadden sent a draft of the Merger Agreement to Vedder Price and Dechert.
In early May, representatives of BCIC, TCPC and the Advisors determined that, given the importance of the BCIC Revolving Credit Agreement, the BCIC Credit Agreement Amendment should be negotiated and finalized with the lenders thereunder concurrently with the ongoing consideration and negotiation of definitive agreements related to the Potential Transaction. Representatives of BCIC and Skadden then proceeded to negotiate and finalize the BCIC Credit Agreement Amendment with the administrative agent and lenders thereunder from May until the execution of the BCIC Credit Agreement Amendment on September 6, 2023.
On May 19, 2023, the TCPC Special Committee met by videoconference, with representatives of Dechert and Houlihan Lokey in attendance, to discuss the summary of the key terms of the Merger Agreement prepared by Dechert, the timing for the Potential Transaction and the process for determining the composition of the TCPC Board following the completion of the Merger. The TCPC Special Committee discussed certain legal comments that Dechert proposed to make to the Merger Agreement. The TCPC Special Committee considered whether the continued discussion and negotiation of the Potential Transaction was in the best interest of TCPC and decided to schedule another meeting to continue consideration of the Potential Transaction as it determined doing so would be in the best interest of TCPC at the time.
On May 22, 2023, the BCIC Special Committee met by videoconference, with representatives of Vedder Price, Skadden, BCIA and KBW in attendance, to discuss various matters related to the Potential Transaction. Representatives of Skadden presented on the structure of the Potential Transaction. Vedder Price reviewed the fiduciary duties that the BCIC directors were expected to exercise in their consideration of any strategic transaction, including the Potential Transaction. Representatives of Vedder Price provided an overview of the due diligence materials provided by TCPC to date regarding legal and compliance matters and the BCIC Special Committee asked that Vedder Price maintain a list of follow-up items to address with BCIA, including additional materials to be requested to aid the BCIC Special Committee in its evaluation and consideration of the Potential Transaction.
On May 24, 2023, the initial exclusivity period set forth in the Non-Binding Term Sheet expired, but as neither party provided written notice that it did not elect to extend the exclusivity period, it was automatically extended for 15 additional days. In addition, also on May 24, 2023, Dechert sent Skadden comments to the draft Merger Agreement.

Also on May 24, 2023, TCPC held its 2023 Annual Meeting of Stockholders. Ms. Williams determined not to stand for re-election at the 2023 Annual Meeting of Stockholders and, following such meeting, Ms. Williams ceased to be a director of TCPC and a member of the TCPC Special Committee.
On May 31, 2023, Vedder Price sent Skadden comments to the draft Merger Agreement.
On June 7, 2023, Vedder Price sent Skadden additional comments to the draft Merger Agreement which related to certain tax matters.
On June 8, 2023, the first automatic extension set forth in the Non-Binding Term Sheet expired, but as neither party provided written notice that it did not elect to extend the exclusivity period, it was automatically extended for a final 15 additional days.
On June 21, 2023, the BCIC Special Committee met by videoconference, with representatives of Vedder Price, KBW and BCIA in attendance, to discuss various matters related to the Potential Transaction, including: (i) review of the updated due diligence timeline; (ii) a review by BCIA of the valuation of significant non-overlapping holdings of TCPC; (iii) an update on the status of negotiations with the lenders under the BCIC Revolving Credit Agreement; (iv) an executive session with KBW to review financial matters regarding the Potential Transaction; and (v) an update from Vedder Price addressing open items in the Merger Agreement. Representatives of BCIA discussed the attributes of the non-overlapping TCPC holdings noted in the meeting materials, and reviewed the process utilized by TCPC to value its holdings. The BCIC Special Committee then met in executive session, with representatives of Vedder Price and KBW in attendance, to review BCIA’s valuation of significant non-overlapping holdings of TCPC and to consider and evaluate the Potential Transaction compared to the other strategic opportunities potentially available to BCIC. Vedder Price then addressed various open issues regarding the draft Merger Agreement and reviewed a summary it provided with respect to the termination provisions in the draft Merger Agreement.
On June 23, 2023, the exclusivity period set forth in the Non-Binding Term Sheet expired and each party was free to consider other alternative transactions. From that point onwards, both the BCIC Special Committee and the TCPC Special Committee continued to evaluate the Potential Transaction on a non-exclusive basis.
On July 10, 2023, the BCIC Special Committee met by videoconference, with representatives of Vedder Price, Skadden, BCIA and KBW, as well as the chief executive officer of BCIC and the chief financial officer of TCPC in attendance, to discuss various matters related to the Potential Transaction, including: (i) the status of negotiations with the lenders under the BCIC Revolving Credit Agreement; (ii) a review of liquidation scenarios as an alternative transaction to the Potential Transaction; and (iii) a presentation by BCIA with respect to its recommendation in favor of the Potential Transaction including a discussion of the potential benefits of the Potential Transaction such as cost savings. The BCIC Special Committee then met in executive session with representatives of Vedder Price and KBW. In the executive session, KBW reviewed with the BCIC Special Committee an illustrative liquidation of BCIC based on a maturity schedule for investments of BCIC as of March 31, 2023, as well as certain financial and operating assumptions for BCIC under an orderly liquidation scenario, which BCIA had provided. KBW also reviewed and discussed the potential benefits to be realized as a result of the Potential Transaction as detailed in the materials provided by BCIA, as compared to other strategic options potentially available to BCIC. The BCIC Special Committee then discussed additional information that it wished to request as part of its further deliberations and representatives of KBW and Vedder Price responded to questions.
On July 27, 2023, a regularly scheduled meeting of the TCPC Board occurred, which was also attended by representatives of Skadden and TCP. At this meeting, TCP presented to the TCPC Board regarding the accounting treatment of the Potential Transaction and certain other related matters. Following such presentation, the Independent Directors of TCPC met in executive session to discuss this presentation, the Potential Transaction and the other strategic options that may be available to TCPC.
On August 3, 2023, representatives of the Advisors, Skadden, Dechert and Vedder Price met by videoconference to discuss the Potential Transaction, including the timing thereof and the status of the discussions with the lenders under the BCIC Revolving Credit Agreement.
On August 16, 2023, Skadden sent Dechert and Vedder Price a revised draft of the Merger Agreement, which included, among other things, the incorporation of the parties’ agreed approach to the BCIC Revolving Credit Agreement.
On August 21, 2023, the BCIC Special Committee met by videoconference, with representatives of Vedder Price, Skadden, BCIA, KBW and Stradley Ronon Stevens & Young, LLP (“Stradley”), counsel to BCIC’s

Independent Directors, in attendance, to discuss various matters related to the Potential Transaction, including: (i) an update on discussions with the lenders under the BCIC Revolving Credit Agreement; (ii) a discussion of the accounting treatment of expenses related to the Potential Transaction; (iii) a review and discussion of the revised Merger Agreement; (iv) a review of a memorandum prepared by Skadden regarding incentive fee compensation in the BCIC investment management agreement; (v) a discussion of the BCIC dividend reinvestment plan; and (vi) a review of supplemental due diligence materials. The BCIC Special Committee met in executive session with representatives of Vedder Price and KBW to discuss the accounting treatment of expenses related to the Potential Transaction, and determined to seek waivers of certain performance-based incentive fees to eliminate the impact of the accounting treatment on performance fees after the merger. The BCIC Special Committee also discussed the payment of certain incentive compensation. The BCIC Special Committee also discussed the valuation of non-overlapping portfolio securities held by TCPC and certain information provide in response to supplemental requests.
On August 22, 2023, representatives of Skadden and representatives of Dechert had a call to discuss the draft of the Merger Agreement.
On August 24, 2023, representatives of Skadden sent representatives of Vedder Price and Dechert a draft of the Fee Waiver Agreement which included the provisions related to TCP’s net investment income support that were included in the Non-Binding Term Sheet and also included that any amortization or accretion of any purchase premium or purchase discount to interest income or any gains and losses resulting solely form accounting adjustments to the cost basis of the BCIC assets acquired in the Merger would be excluded from the calculation of TCP’s incentive fee applicable to the combined company following the Merger.
On August 26, 2023, representatives of Vedder Price sent BCIA a letter on behalf of the BCIC Special Committee requesting certain additional supplemental information regarding TCPC and the Potential Transaction.
On August 28, 2023, the BCIC Special Committee met by videoconference, with representatives of Vedder Price and KBW in attendance, to discuss various matters related to the Potential Transaction. KBW preliminarily reviewed various financial aspects of the Merger and preliminarily discussed the opinion to be delivered by KBW with respect to the Exchange Ratio in the Merger. The BCIC Special Committee also discussed and asked questions regarding the disclosure schedules to the Merger Agreement and reviewed and discussed the provisions of the Fee Waiver Agreement. The BCIC Special Committee then evaluated and assessed whether the Potential Transaction was in the best interest of BCIC and considered whether to approve the Potential Transaction and recommend to the BCIC Board that BCIC enter into the Potential Transaction.
On August 29, 2023, the TCPC Special Committee met by videoconference, with representatives of Dechert, Houlihan Lokey and TCP in attendance, to discuss various matters related to the Potential Transaction, including: (i) a review by TCP on the accounting treatment and tax impact of the Potential Transaction; (ii) a review by Houlihan Lokey of TCPC’s portfolio and market observations; and (iii) a review by Dechert on the remaining issues in the definitive agreements related to the Potential Transaction. The TCPC Special Committee evaluated and assessed whether the Potential Transaction was in the best interest of TCPC and considered whether to approve the Potential Transaction and recommend to the TCPC Board that TCPC enter into the Potential Transaction and the TCPC Stock Issuance Proposal is put forward to TCPC Stockholders.
On August 31, 2023, Skadden sent revised drafts of the documents related to the Potential Transaction to Vedder Price and Dechert. Later, on August 31, 2023, Dechert provided incremental comments on the transaction documents to Skadden.
On September 1, 2023, the TCPC Special Committee met by videoconference, with representatives of Dechert, Houlihan Lokey and TCP in attendance, to discuss various matters related to the Potential Transaction, including: (i) updates from TCP regarding the Potential Transaction; (ii) a review by Houlihan Lokey of its draft financial analysis; and (iii) a review by Dechert of certain fiduciary and 1940 Act considerations applicable to the TCPC Special Committee’s consideration of the Potential Transaction. The TCPC Special Committee continued to evaluate the Potential Transaction against the continuum of strategic opportunities available to TCPC.
On September 5, 2023, the TCPC Board met by videoconference, with representatives of TCP, Dechert, Houlihan Lokey and Skadden in attendance, to discuss and approve various matters related to the Potential Transaction. At the request of the TCPC Special Committee, Houlihan Lokey orally rendered its opinion to the TCPC Special Committee (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion dated September 5, 2023 addressed to the TCPC Special Committee) as to, as of such date, the fairness, from a financial point of view, to TCPC of the Exchange Ratio provided for in the Merger pursuant to the Agreement. During this meeting, the TCPC Special Committee separately met in executive session. In addition, Skadden presented on various aspects of the Merger and the duties of the TCPC Board under Rule 17a-8 of the 1940 Act.
Later during the meeting, the TCPC Special Committee unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby (including the Merger), the Fee Waiver Agreement and the Amended TCPC Investment Advisory Agreement were each advisable and in the best interests of TCPC, (ii) resolved to recommend that the TCPC Board approve, adopt and authorize the Merger Agreement and the transactions contemplated thereby (including the Merger), the Fee Waiver Agreement and the Amended TCPC Investment Advisory Agreement in all respects, (iii) determined that, in accordance with Rule 17a-8 promulgated under the 1940 Act, and recommended that the Board determine that, (A) the Merger Agreement and the terms of the Merger and the related transactions contemplated thereby are advisable and in the best interests of TCPC and (B) the interests of TCPC’s existing stockholders will not be diluted (as provided in Rule 17a-8 under the 1940 Act) as a result of the Merger and (iv) recommended that the Board direct that the proposed issuance of TCPC Common Stock in connection with the Merger and any other matters required to be approved or adopted by TCPC Stockholders in order to effect the Merger and the transactions contemplated thereby be submitted to TCPC Stockholders for approval with the recommendation that TCPC Stockholders vote in favor of the same as required by and set forth in the Merger Agreement.
Later during the meeting, on the unanimous recommendation of the TCPC Special Committee, the TCPC Board unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby (including the Merger) are advisable and in the best interests of TCPC and approved and adopted the Merger Agreement and the transactions contemplated thereby (including the Merger), the Fee Waiver Agreement and the Amended TCPC Investment Advisory Agreement, (ii) determined that, in accordance with Rule 17a-8 promulgated under the 1940 Act (A) the Merger Agreement and the transactions contemplated thereby are advisable and in the best interests of TCPC and (B) the interests of TCPC’s existing stockholders will not be diluted (as provided in Rule 17a-8 under the 1940 Act) as a result of the Merger and (iii) directed that the proposed issuance of TCPC Common Stock in connection with the Merger be submitted to TCPC Stockholders for approval with the recommendation that TCPC Stockholders vote in favor of the same.
Following the TCPC Board meeting, on September 5, 2023, the BCIC Board met by videoconference, with representatives of BCIA, Vedder Price, KBW and Skadden in attendance, to discuss and approve various matters related to the Potential Transaction. At the start of this meeting, the BCIC Special Committee separately met in executive session to review and evaluate the Potential Transaction. At this meeting, KBW reviewed the financial aspects of the Merger and rendered an opinion to the BCIC Special Committee and the BCIC Board to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW as set forth in such opinion, the Exchange Ratio in the Merger was fair, from a financial point of view, to the holders of BCIC Common Stock.
Later during the executive session, the BCIC Special Committee unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby (including the Merger) were advisable and in the best interests of BCIC, (ii) resolved to recommend that the BCIC Board approve, adopt and authorize the Merger Agreement and the transactions contemplated thereby (including the Merger) in all respects, (iii) determined that, in accordance with Rule 17a-8 promulgated under the 1940 Act, and recommended that the Board determine that, (A) the Merger Agreement and the transactions contemplated thereby are advisable and in the best interests of BCIC and (B) the interests of BCIC’s existing stockholders will not be diluted (as provided in Rule 17a-8 under the 1940 Act) as a result of the Merger and (iv) recommended that the Board direct that the adoption of the Merger Agreement and the approval of the transactions contemplated thereby (including the Merger) be submitted to BCIC Stockholders for approval with the recommendation that BCIC Stockholders vote in favor of the same.
After the executive session, and later during the meeting, on the unanimous recommendation of the BCIC Special Committee, the BCIC Board unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby (including the Merger) are advisable and in the best interests of BCIC and approved and adopted the Merger Agreement and the transactions contemplated thereby (including the Merger), (ii) determined that, in accordance with Rule 17a-8 promulgated under the 1940 Act (A) the Merger Agreement and the transactions contemplated thereby are advisable and in the best interests of BCIC and (B) the interests of BCIC’s existing stockholders will not be diluted (as provided in Rule 17a-8 under the 1940 Act) as a result of the Merger and (iii) directed that the adoption of the Merger Agreement and approval of the Transactions be submitted to BCIC Stockholders for approval with the recommendation that BCIC Stockholders vote in favor of the same.
On September 6, 2023, the BCIC Credit Agreement Amendment was executed and delivered. Later that day, TCPC, BCIC, TCP, BCIA and Merger Sub executed and delivered the Merger Agreement and TCPC and TCP executed and delivered the Fee Waiver Agreement and the Amended TCPC Investment Advisory Agreement.
On January 5, 2024, on the unanimous recommendation of the TCPC Special Committee, the TCPC Board unanimously resolved to amend the Merger Agreement to remove the termination fees included in Section 9.2 of the Merger Agreement (the “Termination Fees”). On January 5, 2024, on the unanimous recommendation of the BCIC Special Committee, the BCIC Board unanimously resolved to amend the Merger Agreement to remove the Termination Fees.
For more information concerning the terms and provisions of the Merger Agreement as negotiated by the parties, see “Description of the Merger Agreement” beginning on page 81 of this joint proxy statement/prospectus.
Reasons for the Merger
TCPC
The TCPC Special Committee and the TCPC Board carefully considered the approval of the Merger and the Merger Agreement over the course of various meetings. To facilitate their consideration, TCP provided the TCPC Special Committee and the TCPC Board with various materials and information regarding the proposed Merger, BCIC and the anticipated effects of the Merger on TCPC. Information provided by TCP included a broad range of data and materials in response to initial and supplemental information requests submitted by Dechert on behalf of the TCPC Special Committee, including information concerning portfolio holdings (including investments and positions held by both BCIC and TCPC as well as non-overlapping portfolio holdings), valuation policies and procedures, investment valuation analyses, comparative fee data and pro forma projections regarding operating expenses following the Merger, potential tax consequences of the Merger, the corporate structure of the Merger, credit facility arrangements, compliance policies and procedures and charter documents, among other things.
Throughout the process of reviewing the materials and information provided and considering the Merger, the TCPC Special Committee and the TCPC Board conferred with Dechert and Houlihan Lokey, as well as management of TCP. The TCPC Special Committee and the TCPC Board considered the nature and adequacy of the information provided, the terms of the Merger Agreement, their duties under state and federal law in considering and ultimately approving the Merger Agreement and the Merger and the conflicts of interest presented by the transactions provided for in the Merger Agreement. The TCPC Special Committee and the TCPC Board considered numerous factors, including the ones described below, in connection with their consideration and approval of the Merger Agreement and the Merger. On September 5, 2023, the TCPC Board and the TCPC Special Committee unanimously determined that the Merger is in the best interests of TCPC and that existing TCPC Stockholders will not be diluted (for purposes of Rule 17a-8 under the 1940 Act) as a result of the Merger.
In considering the Merger, the TCPC Special Committee reviewed comparative information about TCPC and BCIC, including, among other items: (1) their respective investment objectives, strategies, policies and restrictions and what changes, if any, would occur as a result of the Merger; (2) their individual holdings and the quality of such holdings, including, in particular, the extent of the overlap between their respective portfolios and the holdings of BCIC that were not currently held by TCPC; (3) their existing leverage facilities; (4) their short-term and long-term investment performance history and financial results; (5) the level of past distributions and expenses and the anticipated effect of the Merger on future TCPC net investment income, distributions and expenses; (6) their respective investment advisory agreements and expense ratios; and (7) the U.S. federal income tax implications of the Merger. In addition, the TCPC Special Committee reviewed comprehensive information regarding the anticipated benefits and possible risks to TCPC as a result of the Merger, and the anticipated investment, market and financial synergies to be experienced by the combined company. The TCPC Special Committee also considered the potential financial impacts to TCPC as a result of the Merger in consultation with Houlihan Lokey, the financial advisor to the TCPC Special Committee.

The TCPC Special Committee and the TCPC Board weighed various potential benefits and risks in considering the Merger, both with respect to the immediate effects of the Merger on TCPC and with respect to the potential benefits and risks that could be experienced by the combined company after the Merger. Some of the material factors (which are not in any relative order of importance) considered by the TCPC Special Committee and the TCPC Board that assisted it in concluding that the Merger is in the best interests of TCPC included, among others:
Expected Accretion to Net Investment Income. The TCPC Special Committee and the TCPC Board considered that the Merger is expected to be accretive to net investment income in both the short term and the long term. The TCPC Special Committee and the TCPC Board noted that TCP expects, in the short term, accretion to net investment income to be delivered primarily by the management fee reduction and advisor expense sharing referred to above (see “Reduced Management Fee Rate” and “Advisor Transaction Expense Sharing,” respectively) and, over the long term by expense savings through the realization of operating cost synergies (see “Expected Expense Savings”).
Reduced Management Fee Rate. The TCPC Special Committee and the TCPC Board considered that, following the completion of the Merger, TPC has agreed to reduce its base management fee rate from 1.50% to 1.25% on assets equal to or below 200% of the net asset value of TCPC (for the avoidance of doubt, the base management fee rate on assets that exceed 200% of the net asset value of TCPC will remain 1.00%) with no change to the basis of calculation. In addition, TCP has agreed to exclude any amounts resulting solely from the new cost basis of the acquired BCIC investments established by ASC 805 (as defined below under “Accounting Treatment of the Merger”) as a result of the Merger from the calculation of its incentive fee following the completion of the Merger.
Net Investment Income Shortfall Support. The TCPC Special Committee and the TCPC Board considered that, following the Effective Time and subject to the completion of the Merger, TCP has agreed to waive all or a portion of its advisory fees to the extent the adjusted net investment income of TCPC on a per share basis (determined by dividing the adjusted net investment income of TCPC by the weighted average outstanding shares of TCPC during the relevant quarter) is less than $0.32 per share in any of the first four (4) fiscal quarters ending after the Effective Time (the first of which will be the quarter in which the Effective Time occurs unless the Effective Time occurs on the last day of the quarter) to the extent there are sufficient advisory fees to cover such deficit (for the avoidance of doubt, the waiver amount in a given quarter cannot exceed the total advisory fees for such quarter).
Expected Expense Savings. The TCPC Special Committee and the TCPC Board considered that, as a result of the Merger, certain redundant professional services and other corporate expenses are expected to be eliminated or reduced, which would reduce the potential expenses of the combined company as compared to the aggregate expenses of TCPC and BCIC on a standalone basis. In addition, the TCPC Special Committee considered that the combined company may have access to lower-cost sources of capital and thus may be able to reduce its interest expense over time compared to the aggregate interest expenses of TCPC on a standalone basis.
Advisor Transaction Expense Sharing. The TCPC Special Committee and the TCPC Board considered that TCP has agreed to bear up to 50% of one-time merger costs incurred by TCPC up to a combined amount of $6 million in aggregate expenses incurred by both TCPC and BCIC (which amount will be reduced to $3 million if either the BCIC Stockholders fail to approve the BCIC Merger Proposal or TCPC Stockholders fail to approve the TCPC Stock Issuance Proposal). Relatedly, the TCPC Special Committee considered the amount of Merger-related expenses expected to be allocated to TCPC as well as the anticipated benefits expected to be received by TCPC in connection with the Merger. Although TCPC will bear a portion of the one-time costs in connection with the Merger, the benefits of the Merger are expected to exceed such costs in the long-run.
Expected Greater Access to Debt Capital. The TCPC Special Committee and the TCPC Board discussed how the larger scale of the combined company may improve TCPC’s access to more diverse and lower cost sources of debt capital compared to what TCPC would be expected to obtain without the scale provided by the Merger. For example, the larger scale of the combined company may allow the combined company to undertake larger, index-eligible bond offerings that tend to attract a wider range of investors on more favorable terms than would be the case for TCPC on a standalone basis. Furthermore, TCPC is currently operating near the rating-agency-implied leverage limits to maintain an investment grade rating, which limits could be higher for the larger scale combined company. The TCPC Special Committee and the TCPC Board additionally considered that TCPC’s ability to deploy capital through leverage would be greatly accelerated due to the larger size of the combined company and could also allow for TCPC to operate at a slightly higher debt-to-equity ratio given the larger size and diversification.
Similarities in Investment Strategies and Risks. The TCPC Special Committee and the TCPC Board reviewed the investment objectives and strategies of BCIC and noted the similarities to the objectives and strategies of TCPC and substantially similar risks and that each focuses on investments in middle market companies. The TCPC Special Committee and TCPC Board noted and considered that TCPC’s investment objective is to achieve high total returns through current income and capital appreciation, with an emphasis on principal protection, and BCIC’s investment objective is to generate both current income and capital appreciation through debt and equity investments. Both BCIC and TCPC invest primarily in middle market companies in the form of senior debt securities and loans, and each company’s investment portfolio may include junior secured and unsecured debt securities and loans, each of which may include an equity component. The Advisors anticipate that following the Merger the combined entity will benefit from efficiencies in portfolio management and oversight as a result of managing one combined entity. The TCPC Special Committee and the TCPC Board took into consideration that BCIC and TCPC are each managed by affiliates of BlackRock and that after the Merger, TCPC Stockholders would be invested in a similarly structured investment vehicle and that their investment exposure and outcomes would likely be comparable in the combined entity (other than as noted elsewhere in this section). As such, TCPC Stockholders will receive the benefits described in this section without significant change to their investment exposure or outcomes.
Increased Scale and Potential for Improved Secondary Market Liquidity. The TCPC Special Committee and the TCPC Board considered that scale and liquidity advantages are expected to accrue to the combined company as a result of its larger size and that the combined company is expected to have total assets of approximately $2.4 billion and net assets of approximately $1.1 billion (based on June 30, 2023 balance sheet). The TCPC Special Committee and the TCPC Board also considered that shares of larger BDCs, like the combined company, tend to have higher average daily trading volumes, which would give existing TCPC Stockholders more flexibility to manage their investments and would be expected to attract new investors, including institutional investors, seeking a more liquid stock than TCPC provides on a standalone basis. The TCPC Special Committee and the TCPC Board also considered that larger BDCs, like the combined company, generally have broader coverage by equity research analysts, which in turn, may raise the profile of the combined company and potentially attract additional prospective stockholders. The TCPC Special Committee and the TCPC Board noted that increased interest by a larger number of potential stockholders could result in increased trading volumes and higher trading prices, which could provide greater flexibility and opportunity for the combined company to raise additional equity capital in the future.
Potential for Improved Trading Dynamics. The TCPC Special Committee and the TCPC Board considered that shares of BDCs with a larger market capitalization typically trade at a premium to shares of smaller BDCs. In addition, the TCPC Special Committee and the TCPC Board noted that the reduction of management fees and estimated expense savings (as described above) are expected to improve the return on equity of the combined company, which has historically been correlated with higher price to book multiples. As described above, the trading dynamics may be improved by the increased scale and potential for improved secondary market liquidity of a combined company, as compared to the secondary market liquidity of TCPC Common Stock as a standalone company.
Continuity of BlackRock-Affiliated Management Team. The TCPC Special Committee and the TCPC Board considered that, following the Merger, the combined company would have the same investment adviser and management team that have already been considered and approved by the TCPC Board. The TCPC Special Committee and the TCPC Board considered that, because the investment adviser would remain unchanged and the management team will remain substantially similar as a result of the Merger, the combined entity and the TCPC Stockholders would be expected to receive the same nature, quality and extent of services from TCP that they are currently receiving and would continue to benefit from the experience and expertise of its current management team, including familiarity with the investment portfolio.
Acquisition of a Known, Diversified Portfolio with Significant Overlap. The TCPC Special Committee and the TCPC Board considered that the significant overlap of BCIC’s investments with those of TCPC (approximately 87% of BCIC’s portfolio market value overlapped with TCPC’s and 68% of TCPC’s portfolio market value overlapped with BCIC’s as of June 30, 2023) and TCP’s familiarity with the investments held by BCIC would result in a more straightforward and faster integration of the portfolio into TCPC’s than a portfolio of a third party. Moreover, the TCPC Special Committee and TCPC Board considered that the combined company will continue to be managed by the same team of investment professionals following the Effective Time. The TCPC Special Committee and the TCPC Board noted that the acquisition of BCIC’s portfolio of investments should lead to a larger portfolio with strong credit quality. The TCPC Special Committee and the TCPC Board also considered the advantages to TCPC of immediately acquiring known, income-producing assets already diligenced and managed by TCP. The TCPC Special Committee and the TCPC Board also considered that execution and integration risk could be lower as compared to a merger with an unaffiliated entity.

No Dilution for Purposes of Rule 17a-8 under the 1940 Act. The TCPC Special Committee and the TCPC Board considered that the Exchange Ratio (and thus the number of shares of TCPC Common Stock to be issued to BCIC Stockholders pursuant to the Merger Agreement) will be determined on a NAV-for-NAV basis (determined shortly before the Closing Date on the basis of methodologies that were considered and approved by the TCPC Board), supporting a determination that the interests of the TCPC Stockholders will not be diluted for purposes of Rule 17a-8 under the 1940 Act as a result of the Merger.
Potential Benefits of the Merger as Compared to Other Strategic Options. The TCPC Special Committee and the TCPC Board considered the potential benefits of the Merger, including the anticipated expense savings, acquisition of a known, diversified portfolio with significant overlap and other benefits noted above, relative to other strategic options, such as a merger between TCPC and an unaffiliated BDC.
Opinion of Houlihan Lokey, Financial Advisor to the TCPC Special Committee. The TCPC Special Committee considered the financial analysis reviewed by Houlihan Lokey with the TCPC Special Committee as well as the oral opinion of Houlihan Lokey rendered to the TCPC Special Committee on September 5, 2023 (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion dated September 5, 2023 addressed to the TCPC Special Committee), as to, as of September 5, 2023, the fairness, from a financial point of view, to TCPC of the Exchange Ratio provided for in the Merger pursuant to the Merger Agreement.
The Structure of the Merger as a Tax-Free Reorganization. The TCPC Special Committee and the TCPC Board considered that the Merger is expected to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and that TCPC and TCPC Stockholders are not expected to recognize any gain or loss for U.S. federal income tax purposes as a result of the Merger. The TCPC Special Committee and the TCPC Board also considered that TCPC would inherit, subject to limitations, capital loss carryforwards of BCIC.
Other Considerations. The TCPC Special Committee and the TCPC Board noted that the Merger is not expected to affect the ability of TCPC to comply with its regulatory obligations, including its ability to continue to operate in compliance with the asset coverage requirements set forth in the 1940 Act and to pay dividends required of RICs.
In the course of its deliberations, the TCPC Board and the TCPC Special Committee also considered a variety of risks and certain potentially negative factors that could cause the Merger not to close or the anticipated benefits of the Merger not to be realized, including the following (which are not in any relative order of importance):
•
Failure to Close. The Merger may not be completed or completion may be delayed for reasons beyond the control of TCPC or BCIC, including an inability to obtain the required TCPC or BCIC Stockholder Approvals.

•	Management Diversion. It is possible that the attention of management may be diverted during the period prior to completion of the Merger, which may adversely affect TCPC’s business.
•
Pressure on the Trading Price of TCPC Common Stock. If BCIC Stockholders sell the shares of TCPC Common Stock received in the Merger it could put negative pressure on the trading price of TCPC Common Stock.

•
Restrictions on Conduct of Business. The restrictions on the conduct of TCPC’s business prior to completion of the Merger, requiring TCPC to conduct its business only in the ordinary course of business in all material respects, subject to specific limitations, could delay or prevent TCPC from undertaking certain business opportunities that may arise pending completion of the Merger.

•
Restrictions on Superior Proposals. The Merger Agreement includes restrictions on the ability of TCPC to solicit proposals for alternative transactions or engage in discussions regarding such proposals, subject to exceptions and termination provisions (as more fully described in the section entitled “Description of the Merger Agreement — Additional Agreements”), which could have the effect of discouraging such proposals from being made or pursued.

•
Fees Associated with the Merger. Except certain expenses that will be shared with BCIC and expenses incurred by TCPC that will be paid, offset or reimbursed by TCP (up to a certain amount, as described more fully in “Advisor Transaction Expense Sharing”), TCPC will be responsible for the expenses incurred by TCPC in connection with the Merger and the completion of the transactions contemplated by the

Merger Agreement, whether or not the Merger is ultimately consummated. If the Merger is not consummated, the payment, offset or reimbursement of certain transaction expenses by the Advisors will be limited to an aggregate amount of $3 million, rather than $6 million.
•
Litigation Risk. Mergers of publicly traded companies are frequently the subject of litigation. If any litigation arises in connection with the Merger, even if any plaintiff’s claims are without merit, it could divert management time and resources away from TCPC’s business.

•
Other Risks. There are various other risks associated with the Merger and the business of TCPC and the combined company described in the section entitled “Risk Factors” beginning on page 22 and in the section entitled “Special Note Regarding Forward-Looking Statements” beginning on page 31.

This discussion of the information and factors that the TCPC Special Committee and the TCPC Board considered in making their decisions is not intended to be exhaustive but includes the material benefits, risks and other factors considered by the TCPC Special Committee and the TCPC Board. Because of the wide variety of factors considered in connection with the evaluation of the Merger and Merger Agreement and the complexity of those matters, the TCPC Board and the TCPC Special Committee did not find it useful to, and did not attempt to, quantify, rank or otherwise assign relative weights to these factors. In addition, the individual members of the TCPC Special Committee and the TCPC Board may have given different weights to different factors.
The TCPC Special Committee consulted with Houlihan Lokey, as its financial advisor, in connection with its evaluation of the financial terms of the Merger. In addition, the TCPC Special Committee and the TCPC Board relied on their respective legal advisors for legal analysis in connection with the transactions contemplated by the Merger Agreement, including the Merger.
The TCPC Special Committee and, upon the unanimous recommendation of the TCPC Special Committee, the TCPC Board considered all of these factors and others as a whole and, on balance, determined the Merger to be in the best interests of TCPC and unanimously approved the Merger and the Merger Agreement.
BCIC
The BCIC Special Committee and the BCIC Board carefully considered the approval of the Merger and the Merger Agreement over the course of various meetings. To facilitate their consideration, BCIA provided the BCIC Special Committee and the BCIC Board with various materials and information regarding the proposed Merger, TCPC and the anticipated effects of the Merger on BCIC and BCIC Stockholders. Information provided by BCIA included a broad range of data and materials in response to initial and supplemental information requests submitted by Vedder Price on behalf of the BCIC Special Committee, including information concerning portfolio holdings (including investments and positions held by both BCIC and TCPC as well as non-overlapping portfolio holdings), valuation policies and procedures, investment valuation analyses, comparative fee data and pro forma projections regarding operating expenses following the Merger, potential tax consequences of the Merger, the corporate structure of the Merger, credit facility arrangements, compliance policies and procedures and charter documents, among other things.
Throughout the process of reviewing the materials and information provided and considering the Merger, the BCIC Special Committee and the BCIC Board conferred with Vedder Price and KBW, as well as management of BCIA. The BCIC Special Committee and the BCIC Board considered the nature and adequacy of the information provided, the terms of the Merger Agreement, their duties under state and federal law in considering and ultimately approving the Merger Agreement and the Merger and the conflicts of interest presented by the transactions provided for in the Merger Agreement. The BCIC Special Committee and the BCIC Board considered numerous factors, including the ones described below, in connection with their consideration and approval of the Merger Agreement and the Merger. On September 5, 2023, the BCIC Board and the BCIC Special Committee unanimously determined that approval of the Merger is advisable and in the best interests of BCIC, and that existing BCIC Stockholders will not be diluted (for purposes of Rule 17a-8 under the 1940 Act) as a result of the Merger.
In considering the Merger, the BCIC Special Committee reviewed comparative information about BCIC and TCPC, including, among other items: (1) their respective investment objectives, strategies, policies and restrictions and what changes would occur as a result of the Merger; (2) their individual holdings, including, in particular, the extent of the overlap between their respective portfolios; (3) their existing leverage facilities; (4) their short-term and long-term investment performance history and financial results; (5) the level of past distributions and expenses and the anticipated effect of the Merger on future net investment income, distributions and expenses; (6) their respective investment advisory agreements and expense ratios; and (7) the U.S. federal income tax implications of the Merger.

In addition, the BCIC Special Committee reviewed comprehensive information regarding the anticipated benefits and possible risks to BCIC and BCIC Stockholders as a result of the Merger, and the anticipated investment, market and financial synergies to be experienced by the combined company. The BCIC Special Committee also considered financial aspects of the Merger in consultation with KBW, the financial advisor to the BCIC Special Committee.
The BCIC Special Committee and the BCIC Board weighed various potential benefits and risks in considering the Merger, both with respect to the immediate effects of the Merger on BCIC and BCIC Stockholders and with respect to the potential benefits and risks that could be experienced by the combined company after the Merger. Some of the material factors (which are not in any relative order of importance) considered by the BCIC Special Committee and the BCIC Board that assisted it in concluding that the Merger is in the best interests of BCIC and BCIC Stockholders included, among others:
Expected Accretion to Net Investment Income. The BCIC Special Committee and the BCIC Board considered that the Merger is expected to be accretive to net investment income in both the short term and the long term. The BCIC Special Committee and the BCIC Board noted that BCIA expects, in the short term, accretion to net investment income to be delivered primarily by the management fee reduction and advisor expense sharing referred to above (see “Reduced Management Fee Rate” and “Advisor Transaction Expense Sharing,” respectively) and, over the long term by expense savings through the realization of operating cost synergies (see “Expected Expense Savings”).
Reduced Management Fee Rate. The BCIC Special Committee and the BCIC Board considered that, following the completion of the Merger, TPC (as the investment adviser for the combined company) has agreed to reduce its base management fee rate from 1.50% to 1.25% on assets equal to or below 200% of the net asset value of the combined company (for the avoidance of doubt, the base management fee rate on assets that exceed 200% of the net asset value of the combined company will remain 1.00%) with no change to the basis of calculation. In addition, TCP has agreed to exclude any amounts resulting solely from the new cost basis of the acquired BCIC investments established by ASC 805 (as defined below under “Accounting Treatment of the Merger”) as a result of the Merger from the calculation of its incentive fee following the completion of the Merger.
Net Investment Income Shortfall Support. The BCIC Special Committee and the BCIC Board considered that, following the Effective Time and subject to the completion of the Merger, TCP has agreed to waive all or a portion of its advisory fees to the extent the adjusted net investment income of TCPC on a per share basis (determined by dividing the adjusted net investment income of TCPC by the weighted average outstanding shares of TCPC during the relevant quarter) is less than $0.32 per share in any of the first four (4) fiscal quarters ending after the Effective Time (the first of which will be the quarter in which the Effective Time occurs unless the Effective Time occurs on the last day of the quarter) to the extent there are sufficient advisory fees to cover such deficit (for the avoidance of doubt, the waiver amount in a given quarter cannot exceed the total advisory fees for such quarter).
Expected Expense Savings. The BCIC Special Committee and the BCIC Board considered that, as a result of the Merger, certain redundant professional services and other corporate expenses are expected to be eliminated or reduced, which would reduce the potential expenses of the combined company as compared to the aggregate expenses of TCPC and BCIC on a standalone basis. In addition, the BCIC Special Committee considered that the combined company may have access to lower-cost sources of capital and thus may be able to reduce its interest expense over time compared to the aggregate interest expenses of BCIC on a standalone basis.
Advisor Transaction Expense Sharing. The BCIC Special Committee and the BCIC Board considered that BCIA has agreed to bear 50% of one-time merger costs incurred by BCIC up to a combined amount of $6 million in aggregate expenses incurred by both BCIC and TCPC (which amount will be reduced to $3 million if either the BCIC Stockholders fail to approve the BCIC Merger Proposal or the TCPC Stockholders fail to approve the TCPC Stock Issuance Proposal). Relatedly, the BCIC Special Committee considered the amount of Merger-related expenses expected to be allocated to BCIC as well as the anticipated benefits expected to be received by BCIC Stockholders in connection with the Merger. Although BCIC Stockholders will bear a portion of the one-time costs in connection with the Merger, the benefits of the Merger are expected to exceed such costs in the long-run.
Expected Greater Access to Debt Capital on More Favorable Terms. The BCIC Special Committee and the BCIC Board considered how TCPC’s larger scale (and that of the combined company) would be expected to improve access to more diverse, lower cost sources of capital compared to what BCIC would be expected to obtain without the scale provided by the Merger. For example, the larger scale of the combined company may allow the combined company to undertake larger, index-eligible bond offerings that tend to attract a wider range of investors on more favorable terms than would be the case for BCIC on a standalone basis. Additionally, the BCIC Special Committee and the BCIC Board noted that the corporate rating of TCPC is currently rated investment-grade by two of the three largest rating agencies (Moody’s and Fitch). The BCIC Special Committee and the BCIC Board considered that a larger market capitalization and established corporate credit rating for the combined company relative to BCIC could reduce the pricing of future debt offerings than what may be negotiated by BCIC on a standalone basis.
Similarities in Investment Strategies and Risks. The BCIC Special Committee and BCIC Board reviewed the investment objectives and strategies of TCPC and noted the similarities to the objectives and strategies of BCIC and substantially similar risks and that each focuses on investments in middle market companies. Specifically, the BCIC Special Committee and BCIC Board noted and considered that BCIC’s investment objective is to generate both current income and capital appreciation through debt and equity investments and, TCPC’s investment objective is to achieve high total returns through current income and capital appreciation, with an emphasis on principal protection. Both BCIC and TCPC invest primarily in middle market companies in the form of senior debt securities and loans, and each company’s investment portfolio may include junior secured and unsecured debt securities and loans, each of which may include an equity component. Also noted by the BCIC Special Committee and the BCIC Board was that BCIA does not anticipate any change in the relevant investment processes as both BCIC and TCPC employ similar investment strategies and leverage similar processes. The Advisors anticipate that following the Merger the combined entity will benefit from efficiencies in portfolio management and oversight as a result of managing one combined entity. In this connection, the BCIC Special Committee and BCIC Board considered that BCIC and TCPC are each externally managed by affiliates of BlackRock and, after the Merger, BCIC Stockholders would be invested in a similarly structured investment vehicle and that their investment exposure and outcomes would likely be comparable in the combined entity (other than as noted elsewhere in this section). As such, BCIC Stockholders will receive the benefits described in this section without significant change to their investment exposure or outcomes.
Increased Scale and Potential for Improved Secondary Market Liquidity. The BCIC Special Committee and the BCIC Board considered that scale and liquidity advantages are expected to accrue to the combined company as a result of its larger size and that the combined company is expected to have total assets of approximately $2.4 billion and net assets of approximately $1.1 billion (based on June 30, 2023 financials). The BCIC Special Committee and the BCIC Board also considered that shares of larger BDCs, like the combined company, tend to have higher average daily trading volumes, which would give existing BCIC Stockholders more flexibility to manage their investments and would be expected to attract new investors, including institutional investors, seeking a more liquid stock than BCIC provides on a standalone basis. The BCIC Special Committee and the BCIC Board also considered that larger BDCs, like the combined company, generally have broader coverage by equity research analysts, which, in turn, may raise the profile of the combined company and potentially attract additional prospective stockholders. The BCIC Special Committee and the BCIC Board noted that increased interest by a larger number of potential stockholders could result in increased trading volumes and higher trading prices, which could provide greater flexibility and opportunity for the combined company to raise additional equity capital in the future.
Potential for Improved Trading Dynamics. The BCIC Special Committee and the BCIC Board considered that shares of BDCs with a larger market capitalization typically trade at a premium to shares of smaller BDCs. In addition, the BCIC Special Committee and the BCIC Board noted that the reduction of management fees and estimated expense savings (as described above) are expected to improve the return on equity of the combined company, which has historically been correlated with higher price to book multiples. Taking into account that shares of BCIC have historically traded at a discount relative to shares of TCPC, the BCIC Special Committee and BCIC Board considered that the trading dynamics may be improved by the increased scale and potential for improved secondary market liquidity of a combined company, as compared to the secondary market liquidity of BCIC Common Stock as a standalone company.
Continuity of BlackRock-Affiliated Management Team. The BCIC Special Committee and the BCIC Board considered that, following the Merger, the combined company would be managed by a team of investment professionals with substantial overlap to the portfolio management team currently responsible for BCIC. The BCIC Special Committee and the BCIC Board considered that, although there would be a change in the investment adviser entity for BCIC Stockholders, with TCP serving as adviser to TCPC rather than BCIA, there would be no functional change. BCIC Stockholders thus would have access to the same management and administrative resources, and the combined entity and the BCIC Stockholders would be expected to receive the same nature, quality and extent of services that they are currently receiving and would continue to benefit from the experience and expertise of BlackRock, including familiarity with the investment portfolio.

Stronger Historical Performance Track Record and Dividend Coverage. The BCIC Special Committee and the BCIC Board considered that TCPC has a strong historical track record and has covered its dividend every quarter since its IPO in 2012. Furthermore, as described above under “Net Investment Income Shortfall Support”, TCP has agreed to waive all or a portion of its advisory fees to the extent the adjusted net investment income of TCPC on a per share basis (determined by dividing the adjusted net investment income of TCPC by the weighted average outstanding shares of TCPC during the relevant quarter) is less than $0.32 per share in any of the first four (4) fiscal quarters ending after the Effective Time (the first of which will be the quarter in which the Effective Time occurs unless the Effective Time occurs on the last day of the quarter) to the extent there are sufficient advisory fees to cover such deficit (for the avoidance of doubt, the waiver amount in a given quarter cannot exceed the total advisory fees for such quarter). This is expected to produce an improved dividend yield for BCIC Stockholders in a combined entity that has strong historical performance.
Merger with a Known, Diversified Portfolio with Significant Overlap. The BCIC Special Committee and the BCIC Board considered that the significant overlap of BCIC’s investments with those of TCPC (approximately 87% of BCIC’s portfolio market value overlapped with TCPC’s and 68% of TCPC’s portfolio market value overlapped with BCIC’s as of June 30, 2023) and TCP’s familiarity with the investments held by BCIC should result in a more straightforward and faster integration of BCIC’s portfolio into that of TCPC than into a portfolio of an unaffiliated acquiror, with reduced execution risk than what may be experienced with a merger into an unaffiliated acquiror.
The Structure of the Merger as a Tax-Free Reorganization. The BCIC Special Committee and the BCIC Board considered that the Merger is expected to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. BCIC is not expected to recognize any gain or loss for U.S. federal income tax purposes, and BCIC Stockholders are not expected to recognize any gain or loss for U.S. federal income tax purposes on the exchange of shares of BCIC Common Stock for shares of TCPC Common Stock pursuant to the Merger, except with respect to cash received in lieu of fractional shares of TCPC Common Stock. BCIC Stockholders will receive a distribution of their proportionate share of BCIC’s undistributed net investment income and net realized gains, if any, prior to or shortly after the completion of the Merger (the “BCIC Distribution”) that generally will be taxable to taxable stockholders for U.S. federal, state and local income tax purposes to the extent treated as a dividend. A portion of the BCIC Distribution may be treated as a return of capital, which amount, if any, would generally reduce a stockholder’s basis and, after such tax basis is reduced to zero, would generally constitute capital gain.
No Dilution for Purposes of Rule 17a-8 under the 1940 Act. The BCIC Special Committee and the BCIC Board considered that the Exchange Ratio (and thus the number of shares of TCPC Common Stock to be issued to BCIC Stockholders pursuant to the Merger Agreement) will be determined on a NAV-for-NAV basis (determined shortly before the Closing Date on the basis of methodologies that were considered and approved by the BCIC Board), supporting a determination that the interests of the BCIC Stockholders will not be diluted for purposes of Rule 17a-8 under the 1940 Act as a result of the Merger.
Potential Benefits of the Merger as Compared to Other Strategic Options. The BCIC Special Committee and the BCIC Board considered the potential benefits of the Merger, including the anticipated expense savings, merger with a known, diversified portfolio with significant overlap and other benefits noted above, relative to other strategic options, such as a merger between BCIC and an unaffiliated BDC or a liquidation. In this regard, the BCIC Special Committee and the BCIC Board considered the continuity of investment experience for BCIC Stockholders by remaining in an investment vehicle managed by BlackRock investment professionals as compared to an unaffiliated BDC. Also taken into account by the BCIC Special Committee and the BCIC Board was that BCIC Stockholders would likely prefer the more immediate benefits of the proposed Merger as compared to the uncertainty of valuations over an extended time period in a liquidation scenario.
Opinion of KBW, Financial Advisor to the BCIC Special Committee. The BCIC Special Committee considered the financial presentation, dated September 5, 2023, of KBW provided to and reviewed with the BCIC Special Committee and the opinion, dated September 5, 2023, of KBW to the BCIC Special Committee and BCIC Board as to, as of the date of the opinion, the fairness, from a financial point of view, to the holders of BCIC Common Stock of the Exchange Ratio in the Merger, as more fully described below in the section entitled “The Merger — Opinion of the Financial Advisor to the BCIC Special Committee.” At the request of the BCIC Special Committee, KBW also attended the special telephonic and video meeting of the BCIC Board following the delivery of its opinion to provide the BCIC Board with the opportunity to discuss KBW’s opinion.

In the course of their deliberations, the BCIC Board and the BCIC Special Committee also considered a variety of risks and certain potentially negative factors that could cause the Merger not to close or the anticipated benefits of the Merger not to be realized, including the following (which are not in any relative order of importance):
•
Failure to Close. The Merger may not be completed or completion may be delayed for reasons beyond the control of TCPC or BCIC, including an inability to obtain the required TCPC or BCIC Stockholder Approval.

•	Management Diversion. It is possible that the attention of management may be diverted during the period prior to completion of the Merger, which may adversely affect BCIC’s business.
•
Restrictions on Conduct of Business. The restrictions on the conduct of BCIC’s business prior to completion of the Merger, requiring BCIC to conduct its business only in the ordinary course of business in all material respects, subject to specific limitations, could delay or prevent BCIC from undertaking certain business opportunities that may arise pending completion of the Merger.

•
Restrictions on Superior Proposals. The Merger Agreement includes restrictions on the ability of BCIC to solicit proposals for alternative transactions or engage in discussions regarding such proposals, subject to exceptions and termination provisions (as more fully described in the section entitled “Description of the Merger Agreement — Additional Agreements”), which could have the effect of discouraging such proposals from being made or pursued.

•
Fees Associated with the Merger. Except certain expenses that will be shared with TCPC and expenses incurred by BCIC that will be paid, offset or reimbursed by BCIA (up to a certain amount, as described more fully in “Advisor Transaction Expense Sharing”), BCIC will be responsible for the expenses incurred by BCIC in connection with the Merger and the completion of the transactions contemplated by the Merger Agreement, whether or not the Merger is ultimately consummated. If the Merger is not consummated, the payment, offset or reimbursement of certain transaction expenses by the Advisors will be limited to an aggregate amount of $3 million, rather than $6 million.

•
Litigation Risk. Mergers of publicly traded companies are frequently the subject of litigation. If any litigation arises in connection with the Merger, even if any plaintiff’s claims are without merit, it could divert management time and resources away from BCIC’s business.

•
Other Risks. There are various other risks associated with the Merger and the business of BCIC and the combined company described in the section entitled “Risk Factors” beginning on page 22 and in the section entitled “Special Note Regarding Forward-Looking Statements” beginning on page 31.

This discussion of the information and factors that the BCIC Special Committee and the BCIC Board considered in making their decisions is not intended to be exhaustive, but includes the material benefits, risks and other factors considered by the BCIC Special Committee and the BCIC Board. Because of the wide variety of factors considered in connection with the evaluation of the Merger and Merger Agreement and the complexity of those matters, the BCIC Board and the BCIC Special Committee did not find it useful to, and did not attempt to, quantify, rank or otherwise assign relative weights to these factors. In addition, the individual members of the BCIC Special Committee and the BCIC Board may have given different weights to different factors.
The BCIC Special Committee consulted with KBW, as its financial advisor regarding financial matters, in connection with its evaluation of the financial terms of the Merger. In addition, the BCIC Special Committee and the BCIC Board relied on their legal advisors for legal analysis in connection with the transactions contemplated by the Merger Agreement, including the Merger.
The BCIC Special Committee and, upon the unanimous recommendation of the BCIC Special Committee, the BCIC Board considered all of these factors and others as a whole and, on balance, determined the Merger to be in the best interests of BCIC and BCIC Stockholders and unanimously approved the Merger and the Merger Agreement.
TCPC Board Recommendation
The TCPC Board, upon recommendation of the TCPC Special Committee, has unanimously approved the Merger Agreement, including the Merger and the related transactions, and the proposed issuance of additional TCPC Common Stock in connection with the Merger, and directed that the proposed issuance of additional TCPC Common Stock in connection with the Merger be submitted to the TCPC Stockholders for approval at the TCPC Special Meeting. The TCPC Board unanimously recommends that TCPC Stockholders vote “FOR” the TCPC Stock Issuance Proposal.

BCIC Board Recommendation
The BCIC Board, upon recommendation of the BCIC Special Committee, has unanimously approved the Merger Agreement, including the Merger and the related transactions, and directed that the Merger Agreement be submitted to the BCIC Stockholders for approval at the BCIC Special Meeting. The BCIC Board unanimously recommends that BCIC Stockholders vote “FOR” the BCIC Merger Proposal.
Prospective Financial Information Provided by TCP and BCIA
Neither TCPC nor BCIC (or TCP or BCIA on their behalf), as a matter of course, makes public long-term projections as to their respective future investment income, net investment income or other results due to, among other reasons, the inherent uncertainty of the underlying assumptions and estimates. However, TCP provided certain unaudited forecasted financial information to the TCPC Special Committee and the TCPC Board in connection with their evaluation of the proposed Merger and to Houlihan Lokey, who was authorized to use and rely upon such information for purposes of providing financial advice to the TCPC Special Committee. In addition, BCIA provided certain unaudited forecasted financial information to the BCIC Special Committee and the BCIC Board in connection with their evaluation of the proposed Merger, and to KBW, who was authorized to use and rely upon such information for purposes of providing financial advice to the BCIC Special Committee. The prospective financial information contained in this joint proxy statement/prospectus was prepared for internal use and not with a view to public disclosure and is being included in this joint proxy statement/prospectus only because the prospective financial information was provided to the TCPC Special Committee and BCIC Special Committee in connection with their evaluation of the proposed Merger or to Houlihan Lokey and KBW who were authorized to use and rely upon such information for purposes of providing financial advice to the TCPC Special Committee and the BCIC Special Committee, respectively. The summary of the projections and prospective financial information included in this joint proxy statement/prospectus are not being provided to influence the decision of TCPC Stockholders to vote for the TCPC Stock Issuance Proposal or BCIC Stockholders to vote for the BCIC Merger Proposal.
The prospective financial information was not prepared with a view to compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The prospective financial information does not purport to present operations in accordance with U.S. generally accepted accounting principles, and TCPC’s and BCIC’s registered public accounting firms have not examined, compiled or otherwise applied procedures to the prospective financial information and accordingly assume no responsibility for such information.
The prospective financial information provided by TCP and BCIA on behalf of TCPC and BCIC, respectively, was based solely on the information available to the management of TCP and BCIA at that time. The inclusion of the prospective financial information in this joint proxy statement/prospectus should not be regarded as an indication that the prospective financial information will be necessarily predictive of actual future results, and the forecasts should not be relied upon as such. None of TCPC, BCIC, TCP, BCIA or any other person makes any representation to any security holders regarding the ultimate performance of TCPC or BCIC, as applicable, compared to the prospective financial information set forth in this joint proxy statement/prospectus.
The prospective financial information is not fact and reflects numerous assumptions and estimates as to future events made by TCP and BCIA that were believed to be reasonable at the time the prospective financial information was prepared and other factors such as industry performance and general business, economic, regulatory, market and financial conditions, as well as factors specific to the businesses of TCPC and BCIC, all of which are difficult to predict and many of which are beyond the control of TCPC and BCIC. Other persons attempting to project the future results of TCPC and BCIC will make their own assumptions that could result in projections materially different than those presented in this joint proxy statement/prospectus. In addition, the prospective financial information does not take into account any circumstances or events occurring after the date that they were prepared. Further, the prospective financial information does not take into account the effect of any failure to occur of the Merger. Accordingly, there can be no assurance that the prospective financial information will be realized, and actual results could vary significantly from those reflected in the prospective financial information.
Neither TCPC nor BCIC intends to update or otherwise revise the prospective financial information to reflect circumstances existing after the date when made or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the prospective financial information are shown to be in error. The projections and prospective financial information in this joint proxy statement/prospectus are forward-looking statements. These statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. See “Special Note Regarding Forward-Looking Statements.”
Opinion of the Financial Advisor to the TCPC Special Committee
On September 5, 2023, Houlihan Lokey orally rendered its opinion to the TCPC Special Committee (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the TCPC Special Committee dated September 5, 2023), as to, as of September 5, 2023, the fairness, from a financial point of view, to TCPC of the Exchange Ratio provided for in the Merger pursuant to the Merger Agreement.
Houlihan Lokey’s opinion was directed to the TCPC Special Committee (in its capacity as such) and only addressed the fairness, from a financial point of view, to TCPC of the Exchange Ratio provided for in the Merger pursuant to the Merger Agreement and did not address any other aspect or implication of the Merger or any other agreement, arrangement or understanding entered into in connection therewith or otherwise. The summary of Houlihan Lokey’s opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is attached as Annex B to this joint proxy statement/prospectus and describes the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in connection with the preparation of its opinion. However, neither Houlihan Lokey’s opinion nor the summary of its opinion and the related analyses set forth in this proxy statement/prospectus are intended to be, and do not constitute, advice or a recommendation to the TCPC Special Committee, the TCPC Board, any security holder of TCPC or any other person as to how to act or vote with respect to any matter relating to the Merger.
In arriving at its opinion, Houlihan Lokey made such reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances. Among other things, Houlihan Lokey:
•	reviewed a draft of the Merger Agreement, received by Houlihan Lokey on September 4, 2023;
•	reviewed certain publicly available business and financial information relating to BCIC and TCPC that Houlihan Lokey deemed to be relevant;
•
reviewed certain information relating to the historical, current and future operations, financial condition and prospects of BCIC and TCPC made available to Houlihan Lokey by BCIA and TCP, including (a) financial projections prepared by the management of the Advisors relating to BCIC (the “BCIC Projections”), (b) financial projections prepared by the management of the Advisors relating to TCPC (the “TCPC Projections”), and (c) solely for illustrative purposes, financial projections prepared by the management of the Advisors relating to TCPC after giving effect to the Merger (the “Pro Forma TCPC Projections”);

•
spoke with certain members of the management of the Advisors and certain of its representatives and advisors regarding the respective businesses, operations, financial condition and prospects of BCIC and TCPC, the Merger and related matters;

•	compared the financial and operating performance of BCIC and TCPC with that of companies with publicly traded equity securities that Houlihan Lokey deemed to be relevant;
•	considered the publicly available financial terms of certain transactions that Houlihan Lokey deemed to be relevant;
•	reviewed the NAV per share of BCIC and the NAV per share of TCPC as of June 30, 2023, prepared and provided to Houlihan Lokey by the Advisors and publicly reported (the “June 30, 2023 NAVs”);
•
compared the Exchange Ratio, determined on the basis of the June 30, 2023 NAVs, to the relative value reference ranges that Houlihan Lokey believed were indicated by its financial analyses of BCIC and TCPC;

•	reviewed the current and historical market prices for certain of TCPC’s and BCIC’s publicly traded equity securities; and
•	conducted such other financial studies, analyses and inquiries and considered such other information and factors as Houlihan Lokey deemed appropriate.
Houlihan Lokey relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to it, discussed with or reviewed by it, or publicly available, and did not assume any responsibility with respect to such data, material and other information. In addition, with the TCPC Special Committee’s consent and approval, Houlihan Lokey assumed that the TCPC Projections, the BCIC Projections and the Pro Forma TCPC Projections were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the Advisors’ management, as applicable, as to the future financial results and condition of BCIC or TCPC, as applicable, on a standalone basis and TCPC after giving effect to the Merger, respectively. At the TCPC Special Committee’s direction, Houlihan Lokey assumed that the BCIC Projections and the TCPC Projections provided a reasonable basis on which to evaluate BCIC, TCPC and the Merger, and Houlihan Lokey, at the TCPC Special Committee’s direction, used and relied upon the TCPC Projections and the BCIC Projections for purposes of its analyses and opinion. Houlihan Lokey expressed no view or opinion with respect to the TCPC Projections, the BCIC Projections, the Pro Forma TCPC Projections or the respective assumptions on which they were based. Houlihan Lokey relied upon and assumed, without independent verification, that there had been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of BCIC or TCPC since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to it that would be material to its analyses or opinion, and that there was no information or any facts that would make any of the information reviewed by it incomplete or misleading.
Houlihan Lokey relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Merger Agreement and all other related documents and instruments referred to therein were true and correct, (b) each party to the Merger Agreement and such other related documents and instruments would fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Merger would be satisfied without waiver thereof, and (d) the Merger would be consummated in a timely manner in accordance with the terms described in the Merger Agreement and such other related documents and instruments, without any amendments or modifications thereto that would be material to its analyses or opinion. Houlihan Lokey also assumed that the Merger would qualify, for federal income tax purposes, as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. Houlihan Lokey relied upon and assumed, without independent verification, that (i) the Merger would be consummated in a manner that complies in all respects with all applicable federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Merger would be obtained and that no delay, limitations, restrictions or conditions would be imposed or amendments, modifications or waivers made that would result in the disposition of any assets of BCIC or TCPC, or otherwise have an effect on the Merger, BCIC or TCPC or any expected benefits of the Merger that would be material to its analyses or opinion. In addition, Houlihan Lokey relied upon and assumed, without independent verification, that the final form of the Merger Agreement would not differ from the draft of the Merger Agreement identified above in any respect material to its analyses or opinion.
Furthermore, in connection with its opinion, Houlihan Lokey was not requested to, and did not, make any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of BCIC, TCPC or any other party. Houlihan Lokey did not estimate, and expressed no opinion regarding, the liquidation value of any entity or business. Houlihan Lokey did not undertake any independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which BCIC or TCPC was or may have been a party or was or may have been subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which BCIC or TCPC was or may have been a party or was or may have been subject.
Houlihan Lokey was not requested to, and did not, (a) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from third parties with respect to the Merger, the securities, assets, businesses or operations of TCPC, BCIC or any other party, or any alternatives to the Merger, or (b) advise the TCPC Special Committee, the TCPC Board or any other party with respect to alternatives to the Merger. Houlihan Lokey’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Houlihan Lokey as of, the date of its opinion. Houlihan Lokey did not undertake, and is under no obligation, to update, revise, reaffirm or withdraw its opinion, or otherwise comment on or consider events occurring or coming to its attention after the date of its opinion. Houlihan Lokey did not express any opinion as to what the value of TCPC Common Stock actually would be when issued pursuant to the Merger or the price or range of prices at which BCIC Common Stock or TCPC Common Stock may be purchased or sold, or otherwise be transferable, at any time. Houlihan Lokey assumed that the shares of TCPC Common Stock to be issued in the Merger to holders of BCIC Common Stock would be listed on the Nasdaq Global Select Market immediately following the consummation of the Merger.

Houlihan Lokey’s opinion was furnished for the use of the TCPC Special Committee (in its capacity as such) and, at the request of the TCPC Special Committee, the TCPC Board (in its capacity as such) in connection with their evaluation of the Merger and may not be used for any other purpose without Houlihan Lokey’s prior written consent. Houlihan Lokey’s opinion was not intended to be, and does not constitute, a recommendation to the TCPC Special Committee, the TCPC Board, any security holder or any other party as to how to act or vote with respect to any matter relating to the Merger or otherwise.
Houlihan Lokey’s opinion only addressed the fairness, from a financial point of view, to TCPC of the Exchange Ratio provided for in the Merger pursuant to the Merger Agreement and did not address any other aspect or implication of the Merger, any related transaction or any agreement, arrangement or understanding entered into in connection therewith or otherwise, including, without limitation, the termination of the investment advisory agreement between BCIC and BCIA or the termination of the administration agreement between BCIC and BlackRock Financial Management, Inc. Houlihan Lokey was not requested to opine as to, and its opinion did not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the TCPC Special Committee, the TCPC Board, TCPC, its security holders or any other party to proceed with or effect the Merger, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Merger or otherwise (other than the Exchange Ratio to the extent expressly specified in its opinion), (iii) the fairness of any portion or aspect of the Merger to the holders of any class of securities, creditors or other constituencies of TCPC, or to any other party, except if and only to the extent expressly set forth in the last sentence of Houlihan Lokey’s opinion, (iv) the relative merits of the Merger as compared to any alternative business strategies or transactions that might have been available for TCPC, BCIC or any other party, (v) the fairness of any portion or aspect of the Merger to any one class or group of TCPC’s or any other party’s security holders or other constituents vis-à-vis any other class or group of TCPC’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration among or within such classes or groups of security holders or other constituents), (vi) the appropriate capital structure of TCPC, whether TCPC should be issuing debt or equity securities or a combination of both in the Merger, or the form, structure or any aspect or terms of any debt or equity financing for the Merger or the likelihood of obtaining such financing, (vii) whether or not TCPC, BCIC, their respective security holders or any other party is receiving or paying reasonably equivalent value in the Merger, (viii) the solvency, creditworthiness or fair value of TCPC, BCIC or any other participant in the Merger, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (ix) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Merger, any class of such persons or any other party, relative to the Exchange Ratio or otherwise. Furthermore, Houlihan Lokey did not express any opinion, counsel or interpretation regarding matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. Houlihan Lokey assumed that such opinions, counsel or interpretations had been or would be obtained from the appropriate professional sources. Furthermore, Houlihan Lokey relied, with the consent of the TCPC Special Committee, on the assessments by the TCPC Special Committee, the TCPC Board, TCPC and their respective advisors, as to all legal, regulatory, accounting, insurance and tax matters with respect to BCIC, TCPC and the Merger or otherwise.
In preparing its opinion to the TCPC Special Committee, Houlihan Lokey performed a variety of analyses, including those described below. The summary of Houlihan Lokey’s analyses is not a complete description of the analyses underlying Houlihan Lokey’s opinion. The preparation of such an opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytical methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. As a consequence, neither Houlihan Lokey’s opinion nor its underlying analyses is readily susceptible to summary description. Houlihan Lokey arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, methodology or factor. While the results of each analysis were taken into account in reaching Houlihan Lokey’s overall conclusion with respect to fairness, Houlihan Lokey did not make separate or quantifiable judgments regarding individual analyses. Accordingly, Houlihan Lokey believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, methodologies and factors, without considering all analyses, methodologies and factors, could create a misleading or incomplete view of the processes underlying Houlihan Lokey’s analyses and opinion.
In performing its analyses, Houlihan Lokey considered general business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of its opinion. No company, transaction or business used in Houlihan Lokey’s analyses for comparative purposes is identical to TCPC, BCIC or the proposed Merger and an evaluation of the results of those analyses is not entirely mathematical. The estimates contained in the TCPC Projections and the BCIC Projections and the implied Exchange Ratio reference ranges indicated by Houlihan Lokey’s analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the control of TCPC and BCIC. Much of the information used in, and accordingly the results of, Houlihan Lokey’s analyses are inherently subject to substantial uncertainty.
Houlihan Lokey’s opinion was one of the many factors considered by the TCPC Special Committee in evaluating the proposed Merger. Neither Houlihan Lokey’s opinion nor its analyses were determinative of the Merger Consideration or of the views of the TCPC Special Committee or the TCPC Board with respect to the Merger or the Merger Consideration. The type and amount of consideration payable in the Merger were determined through negotiation between TCPC and BCIC, and the decision to enter into the Merger Agreement was solely that of the TCPC Special Committee and the TCPC Board.
Material Financial Analyses
The following is a summary of the material financial analyses performed by Houlihan Lokey in connection with the preparation of its opinion and reviewed with the TCPC Special Committee on September 5, 2023. The order of the analyses does not represent relative importance or weight given to those analyses by Houlihan Lokey. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying, and the assumptions, qualifications and limitations affecting, each analysis, could create a misleading or incomplete view of Houlihan Lokey’s analyses.
For purposes of its analyses, Houlihan Lokey reviewed the June 30, 2023 NAVs of TCPC and BCIC, prepared and provided to Houlihan Lokey by the Advisors, and compared the implied Exchange Ratio, determined on the basis of the June 30, 2023 NAVs, of 0.3344 shares of TCPC Common Stock for each share of BCIC Common Stock to the relative value reference ranges that Houlihan Lokey believed were indicated by its financial analyses of TCPC and BCIC.
For purposes of its analyses, Houlihan Lokey reviewed a number of financial metrics, including:
•
Net Investment Income Per Share — generally, the amount of the relevant company’s income received from investment assets minus associated investment expenses for a specified period, divided by the number of shares outstanding of such company.

•
Last Quarter Annualized Dividends Per Share — generally, the annualized amount of the relevant company’s recurring cash distributions (excluding one-time or special dividends) for the most recent calendar quarter, divided by the number of shares outstanding of such company.

•	Net Asset Value Per Share — generally, the total value of all assets, less any liabilities, of the relevant company, divided by the number of shares outstanding of such company as of a specified date.
Unless the context indicates otherwise, share prices used in the selected companies analysis described below were based on the closing price of the common stock of the selected companies listed below as of August 30, 2023, and transaction values for the selected transactions analysis described below were calculated on an equity value basis based on the announced transaction equity price and other public information available at the time of the announcement. The estimates of future financial performance of TCPC relied upon for the financial analyses described below were based on the TCPC Projections, and the estimates of future financial performance of BCIC relied upon for the financial analyses described below were based on the BCIC Projections. The estimates of the future financial performance of the selected companies listed below were based on publicly available research analyst estimates for those companies.
Selected Companies Analysis. Houlihan Lokey reviewed certain financial data for selected companies with publicly traded equity securities that Houlihan Lokey deemed relevant. The financial data reviewed included:
•	Stock price as a multiple of estimated Net Investment Income Per Share for the calendar year ending December 31, 2023, or “Price-to-CY 2023E Net Investment Income”;

•	Stock price as a multiple of estimated Net Investment Income Per Share for the calendar year ending December 31, 2024, or “Price-to-CY 2024E Net Investment Income”;
•	Last Quarter Annualized Dividend Per Share divided by stock price, or “LQA Dividend Yield”; and
•	Stock price as a multiple of Net Asset Value Per Share as of June 30, 2023, or “Price-to-Net Asset Value.”
With respect to TCPC, the selected companies and resulting high, mean, median and low financial data were:
•	Bain Capital Specialty Finance, Inc.;
•	Barings BDC, Inc.;
•	Carlyle Secured Lending, Inc.;
•	CION Investment Corporation;
•	Crescent Capital BDC, Inc.;
•	MidCap Financial Investment Corporation; and
•	PennantPark Floating Rate Capital Ltd.
	Price/ Net Investment Income Per Share		Price/ 6/30/2023 Net Asset Value Per Share	LQA Dividend Yield
	CY 2023E	CY 2024E
High	8.1x	8.7x	0.98x	12.2%
Mean	7.4x	7.9x	0.87x	10.9%
Median	7.5x	7.9x	0.89x	11.2%
Low	6.4x	7.3x	0.73x	9.9%
With respect to BCIC, the selected companies and resulting high, mean, median and low financial data were:
•	Fidus Investment Corporation;
•	Gladstone Capital Corporation;
•	Monroe Capital Corporation;
•	Portman Ridge Finance Corporation;
•	Stellus Capital Investment Corporation; and
•	WhiteHorse Finance, Inc.
	Price/ Net Investment Income Per Share		Price/ 6/30/2023 Net Asset Value Per Share	LQA Dividend Yield
	CY 2023E	CY 2024E
High	8.8x	8.7x	1.09x	14.3%
Mean	7.3x	7.7x	0.94x	11.5%
Median	7.2x	7.7x	0.97x	11.4%
Low	5.8x	6.3x	0.75x	8.5%
TCPC. Taking into account the results of the selected companies analysis, Houlihan Lokey applied selected ranges of 6.0x to 8.0x to TCPC’s estimated Net Investment Income Per Share for the fiscal year ending December 31, 2023, or “FY 2023E Net Investment Income Per Share,” 6.5x to 8.5x to TCPC’s estimated Net Investment Income Per Share for the fiscal year ending December 31, 2024, or “FY 2024E Net Investment Income Per Share,” 12.5% to 10.5% to TCPC’s Last Quarter Annualized Dividend Per Share and 0.90x to 1.00x to TCPC’s June 30, 2023 Net Asset Value Per Share.
BCIC. Taking into account the results of the selected companies analysis, Houlihan Lokey applied selected ranges of 6.0x to 8.0x to BCIC’s estimated FY 2023E Net Investment Income Per Share, 6.5x to 8.5x to BCIC’s estimated FY 2024E Net Investment Income Per Share, 13.0% to 11.0% to BCIC’s Last Quarter Annualized Dividend Per Share and 0.75x to 0.95x to BCIC’s June 30, 2023 Net Asset Value Per Share.

The selected companies analysis indicated implied Exchange Ratio reference ranges of 0.1927x to 0.3425x shares of Acquiror common stock for each share of BCIC Common Stock based on estimated FY 2023E Net Investment Income Per Share, 0.2086x to 0.3567x shares of TCPC Common Stock for each share of BCIC Common Stock based on estimated FY 2024E Net Investment Income Per Share, 0.2376x to 0.3342x shares of TCPC Common Stock for each share of BCIC Common Stock based on Last Quarter Annualized Dividend Per Share and 0.2508x to 0.3529x shares of TCPC Common Stock for each share of BCIC Common Stock based on Net Asset Value Per Share, in each case as compared to the implied Exchange Ratio of 0.3344x shares of TCPC Common Stock for each share of BCIC Common Stock based on the June 30, 2023 NAVs of TCPC and BCIC.
Selected Transactions Analysis. Houlihan Lokey considered certain financial terms of certain transactions involving target companies that Houlihan Lokey deemed relevant. The financial data reviewed included transaction value as a multiple of Net Asset Value Per Share, and the selected transactions and resulting high, mean, median and low financial data were:
Date Announced	Date Effective	Target	Acquiror
October 2022	March 2023	First Eagle Alternative Credit BDC	Crescent Capital BDC
September 2022	January 2023	Oaktree Strategic Income II, Inc.	Oaktree Specialty Lending Corp.
December 2021	April 2022	SLR Senior Investment Corp.	SLR Investment Corp.
September 2021	February 2022	Sierra Income Corp.	Barings BDC, Inc.
December 2020	June 2021	Harvest Capital Credit Corporation	Portman Ridge Finance Corporation
November 2020	June 2021	FS KKR Capital Corp II	FS KKR Capital Corp
October 2020	March 2021	Oaktree Strategic Income Corp.	Oaktree Strategic Lending Corp.
August 2020	December 2020	MVC Capital, Inc.	Barings BDC, Inc.
June 2020	October 2020	Garrison Capital Inc.	Portman Ridge Finance Corporation
December 2019	October 2020	Goldman Sachs Middle Market Lending Corp.	Goldman Sachs BDC, Inc.
August 2019	January 2020	Alcentra Capital Corp.	Crescent Capital BDC
July 2019	December 2019	OHA Investment Corp.	Portman Ridge Finance Corp
June 2019	December 2019	FS Investment Corp. II - IV, CCT II	Consolidation
November 2018	September 2019	Golub Capital Investment Corp.	Golub Capital BDC
August 2018	Terminated	Medley Capital Corp.	Sierra Income Corp.
July 2018	December 2018	Corporate Capital Trust, Inc.	FS Investment Corp
April 2018	August 2018	Triangle Capital Corp.	Benefit Street Partners / Barings
May 2017	June 2017	NF Investment Corp.	TCG BDC, Inc.
September 2016	October 2016	Credit Suisse Park View	CION
June 2016	November 2016	Full Circle Capital Corp.	MAST Funds / Great Elm Capital
May 2016	January 2017	American Capital LTD	ARES Capital Corp.
April 2015	August 2015	MCG Capital Corp	PennantPark Floating Rate Capital
Transaction Value/ Net Asset Value(1)
High	1.14x
Mean	1.00x
Median	1.00x
Low	0.82x
(1)	“Transaction Value” includes consideration paid by the acquiror and, as applicable, the manager.
Taking into account the results of the selected transactions analysis, Houlihan Lokey applied a selected multiple range of 0.90x to 1.00x to TCPC’s Net Asset Value Per Share and 0.90x to 1.00x to BCIC’s Net Asset Value Per Share.

The selected transactions analysis indicated an implied Exchange Ratio reference range of 0.3009x to 0.3715x shares of TCPC Common Stock for each share of BCIC Common Stock, as compared to the implied Exchange Ratio of 0.3344x shares of TCPC Common Stock for each share of BCIC Common Stock based on the June 30, 2023 NAVs of TCPC and BCIC.
Discounted Dividend Analysis. Houlihan Lokey performed a discounted dividend analysis of TCPC and BCIC based on the TCPC Projections and the BCIC Projections, respectively. With respect to TCPC, Houlihan Lokey applied a range of terminal value multiples of 0.90x to 1.00x to TCPC’s estimated 2028E Net Asset Value and discount rates ranging from 11.0% to 9.0%. With respect to BCIC, Houlihan Lokey applied a range of terminal value multiples of 0.75x to 0.95x to BCIC’s estimated 2028E Net Asset Value and discount rates ranging from 11.5% to 9.5%. The discounted dividend analysis indicated an implied Exchange Ratio reference range of 0.2454x to 0.3469x shares of TCPC Common Stock for each share of BCIC Common Stock, as compared to the implied Exchange Ratio of 0.3344x shares of TCPC Common Stock for each share of BCIC Common Stock based on the June 30, 2023 NAVs of TCPC and BCIC.
Other Matters
Houlihan Lokey was engaged by the TCPC Special Committee to act as its financial advisor in connection with a possible merger, consolidation, business combination, sale or other similar transaction involving TCPC and BCIC. The TCPC Special Committee engaged Houlihan Lokey based on Houlihan Lokey’s experience and reputation. Houlihan Lokey is regularly engaged to provide financial advisory services in connection with mergers and acquisitions, financings, and financial restructurings. Pursuant to its engagement by the TCPC Special Committee, Houlihan Lokey is entitled to a transaction fee of $1,000,000, of which $50,000 became payable to Houlihan Lokey upon its engagement as the TCPC Special Committee’s financial advisor, $300,000 became payable to Houlihan Lokey upon the rendering of its opinion to the TCPC Special Committee and the remainder is contingent upon the consummation of the Merger. TCPC also agreed to reimburse Houlihan Lokey for certain expenses and to indemnify Houlihan Lokey, its affiliates and certain related parties against certain liabilities and expenses arising out of or relating to Houlihan Lokey’s engagement.
In the ordinary course of business, certain of Houlihan Lokey’s employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, BCIC, TCPC, or any other party that may be involved in the Merger and their respective affiliates or security holders or any currency or commodity that may be involved in the Merger.
Houlihan Lokey and/or certain of its affiliates have in the past provided and are currently providing financial advisory and/or other services to BlackRock for which Houlihan Lokey and/or its affiliates have received, and may receive, compensation, including, among other things, during the prior two years prior to the date of its opinion, having provided and currently providing valuation advisory services for financial reporting and other purposes for which Houlihan Lokey has received aggregate compensation of approximately $4,000,000. Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and/or other financial or consulting services to BCIC, TCPC, other participants in the Merger or certain of their respective affiliates or security holders in the future, for which Houlihan Lokey and its affiliates may receive compensation. Furthermore, in connection with bankruptcies, restructurings, distressed situations and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees, agents and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, BCIC, TCPC, other participants in the Merger or certain of their respective affiliates or security holders, for which advice and services Houlihan Lokey and its affiliates have received and may receive compensation.
Opinion of the Financial Advisor to the BCIC Special Committee
BCIC engaged Keefe, Bruyette & Woods, Inc. (“KBW”) to render financial advisory and investment banking services to the BCIC Special Committee, including an opinion to the BCIC Special Committee and, as requested by the BCIC Special Committee, the BCIC Board, as to the fairness, from a financial point of view, to the holders of BCIC Common Stock of the Exchange Ratio in the Merger. BCIC selected KBW because KBW is a nationally recognized investment banking firm with substantial experience in transactions similar to the Merger. As part of its investment banking business, KBW is regularly engaged in the valuation of BDC securities in connection with mergers and acquisitions.

As part of its engagement, representatives of KBW attended the meeting of the BCIC Special Committee and the BCIC Board held on September 5, 2023 at which the BCIC Special Committee and the BCIC Board evaluated the Merger. At this meeting, KBW reviewed the financial aspects of the Merger and rendered an opinion to the BCIC Special Committee and the BCIC Board to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW as set forth in such opinion, the Exchange Ratio in the Merger was fair, from a financial point of view, to the holders of BCIC Common Stock. The BCIC Board, upon recommendation of the BCIC Special Committee, approved the Merger Agreement at this meeting.
The description of the opinion set forth herein is qualified in its entirety by reference to the full text of the opinion, which is attached as Annex C to this document and is incorporated herein by reference, and describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW in preparing the opinion.
KBW’s opinion speaks only as of the date of the opinion. The opinion was for the information of, and was directed to, the BCIC Special Committee (in its capacity as such) and, as requested by the BCIC Special Committee, the BCIC Board (in its capacity as such) in connection with their respective consideration of the financial terms of the Merger. The opinion addressed only the fairness, from a financial point of view, of the Exchange Ratio in the Merger to the holders of BCIC Common Stock. It did not address the underlying business decision of BCIC to engage in the Merger or enter into the Merger Agreement or constitute a recommendation to the BCIC Special Committee or the BCIC Board in connection with the Merger, and it does not constitute a recommendation to any holder of BCIC Common Stock or any stockholder of any other entity as to how to vote or act in connection with the Merger or any other matter, nor does it constitute a recommendation as to whether or not any such stockholder should enter into a voting, stockholders’, affiliates’ or other agreement with respect to the Merger or exercise any dissenters’ or appraisal rights that may be available to such stockholder.
KBW’s opinion was reviewed and approved by KBW’s Fairness Opinion Committee in conformity with its policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.
At the direction of BCIC and with the consent of the BCIC Special Committee, KBW relied upon and assumed for purposes of its analyses and opinion, without independent verification, that the BCIC Per Share NAV and the TCPC Per Share NAV would be $4.33 and $12.94, respectively, and that, as a result thereof, the Exchange Ratio would be 0.3343x.
In connection with the opinion, KBW reviewed, analyzed and relied upon material bearing upon the financial and operating condition of BCIC and TCPC and bearing upon the Merger, including, among other things:
•	an execution version of the Merger Agreement, dated as of September 6, 2023;
•	the audited financial statements and Annual Reports on Form 10-K for the three fiscal years ended December 31, 2022 of BCIC;
•	the unaudited quarterly financial statements and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2023 and June 30, 2023 of BCIC;
•	the audited financial statements and Annual Reports on Form 10-K for the three fiscal years ended December 31, 2022 of TCPC;
•	the unaudited quarterly financial statements and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2023 and June 30, 2023 of TCPC;
•	certain other interim reports and other communications of BCIC and TCPC to their respective stockholders; and
•
other financial information concerning the respective businesses and operations of BCIC and TCPC furnished to KBW by BCIC and TCPC or which KBW was otherwise directed to use for purposes of its analysis.

KBW’s consideration of financial information and other factors that it deemed appropriate under the circumstances or relevant to its analyses included, among others, the following:

•	the historical and current financial position and results of operations of BCIC and TCPC;
•	the assets and liabilities of BCIC and TCPC;
•	the nature and terms of certain other merger transactions and business combinations in the BDC industry;
•	a comparison of certain financial and stock market information of BCIC and TCPC with similar information for certain other companies, the securities of which are publicly traded; and
•
financial and operating forecasts and projections of BCIC and TCPC that were prepared by BCIA management, provided to and discussed with KBW by such management, and used and relied upon by KBW based on such discussions, at the direction of BCIC and with the consent of the BCIC Special Committee.

KBW also performed such other studies and analyses as it considered appropriate and took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuation and knowledge of the BDC industry generally. KBW also participated in discussions with BCIA management regarding the past and current business operations, regulatory relations, financial condition and future prospects of BCIC and TCPC, respectively, and such other matters as KBW deemed relevant to its inquiry. KBW was not requested to assist, and did not assist, BCIC with soliciting indications of interest from third parties regarding a potential transaction with BCIC. KBW did not rely upon a liquidation analysis of BCIC for purposes of its opinion.
In conducting its review and arriving at its opinion, KBW relied upon and assumed the accuracy and completeness of all of the financial and other information provided to or discussed with KBW or that was publicly available and did not independently verify the accuracy or completeness of any such information or assume any responsibility or liability for such verification, accuracy or completeness. KBW relied, with the consent of BCIC and the BCIC Special Committee, upon BCIA management, as to the reasonableness and achievability of the financial and operating forecasts and projections of BCIC and TCPC referred to above (and the assumptions and bases therefor), and KBW assumed that such forecasts and projections were reasonably prepared and represented the best currently available estimates and judgments of BCIA management and that such forecasts and projections would be realized in the amounts and in the time periods estimated by such management.
It is understood that the foregoing financial information of BCIC and TCPC that was provided to KBW was not prepared with the expectation of public disclosure and that all of the foregoing financial information was based on numerous variables and assumptions that are inherently uncertain (including, without limitation, factors related to general economic and competitive conditions and, in particular, the widespread disruption, extraordinary uncertainty and unusual volatility arising from global tensions and political unrest, economic uncertainty, inflation, rising interest rates and the COVID-19 pandemic, including the effect of evolving governmental interventions and non-interventions) and, accordingly, actual results could vary significantly from those set forth in such information. KBW assumed, based on discussions with the management of BCIA, and with the consent of BCIC and the BCIC Special Committee, that all such information provided a reasonable basis upon which KBW could form its opinion, and KBW expressed no view as to any such information or the assumptions or bases therefor. KBW relied on all such information without independent verification or analysis and did not in any respect assume any responsibility or liability for the accuracy or completeness thereof.
KBW also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either BCIC or TCPC since the date of the last financial statements of each such entity that were made available to KBW. In rendering its opinion, KBW did not make or obtain any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of BCIC or TCPC, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor did KBW examine any individual loan or credit files, nor did it evaluate the solvency, financial capability or fair value of BCIC or TCPC under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Such estimates are inherently subject to uncertainty and should not be taken as KBW’s view of the actual value of any companies or assets.
KBW assumed, in all respects material to its analyses, the following:

•
the Merger and any related transactions would be completed substantially in accordance with the terms set forth in the Merger Agreement (the final terms of which KBW assumed would not differ in any respect from the execution version of the Merger Agreement reviewed by KBW and referred to above), with no adjustments to the Exchange Ratio and with no other consideration or payments in respect of BCIC Common Stock;

•	the representations and warranties of each party in the Merger Agreement and in all related documents and instruments referred to in the Merger Agreement were true and correct;
•	each party to the Merger Agreement and all related documents would perform all of the covenants and agreements required to be performed by such party under such documents;
•
there were no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the Merger or any related transactions and all conditions to the completion of the Merger and any related transactions would be satisfied without any waivers or modifications to the Merger Agreement or any of the related documents; and

•
in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the Merger and any related transactions, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, would be imposed that would have a material adverse effect on the future results of operations or financial condition of BCIC, TCPC or the pro forma entity, or the contemplated benefits of the Merger.

KBW assumed that the Merger would be consummated in a manner that complies with the applicable provisions of the Securities Act, the Exchange Act and all other applicable federal and state statutes, rules and regulations. KBW was further advised by representatives of BCIC that BCIC relied upon advice from its advisors (other than KBW) or other appropriate sources as to all legal, financial reporting, tax, accounting and regulatory matters with respect to BCIC, TCPC, Merger Sub, the Merger and any related transaction, and the Merger Agreement. KBW did not provide advice with respect to any such matters.
KBW’s opinion addressed only the fairness, from a financial point of view, as of the date of such opinion, of the Exchange Ratio in the Merger to the holders of BCIC Common Stock. KBW expressed no view or opinion as to any other terms or aspects of the Merger or any term or aspect of any related transaction (including the termination of the investment advisory agreement between BCIC and BCIA and the administration agreement between BCIC and BlackRock Financial Management, Inc., the entry into the Amended TCPC Investment Advisory Agreement or the Fee Waiver Agreement), including, without limitation, the form or structure of the Merger or any such related transaction, any consequences of the Merger or any related transaction to BCIC, its stockholders, creditors or otherwise, or any terms, aspects, merits or implications of any employment, consulting, voting, support, stockholder or other agreements, arrangements or understandings contemplated or entered into in connection with the Merger, any such related transaction, or otherwise. KBW’s opinion was necessarily based upon conditions as they existed and could be evaluated on the date of the opinion and the information made available to KBW through the date of the opinion. There has been significant volatility in the stock and other financial markets arising from global tensions and political unrest, economic uncertainty, inflation, rising interest rates and the COVID-19 pandemic, including the effect of evolving governmental interventions and non-interventions. Developments subsequent to the date of KBW’s opinion may have affected and may affect the conclusion reached in KBW’s opinion and KBW did not and does not have an obligation to update, revise or reaffirm its opinion. KBW expressed no view or opinion as to any changes to the BCIC Per Share NAV or the TCPC Per Share NAV after the date of its opinion from the respective amounts thereof that KBW was directed to assume for purposes of its analyses and opinion. KBW’s opinion did not address, and KBW expressed no view or opinion with respect to:
•	the underlying business decision of BCIC to engage in the Merger or enter into the Merger Agreement;
•	the relative merits of the Merger as compared to any strategic alternatives that are, have been or may be available to or contemplated by BCIC, the BCIC Special Committee or the BCIC Board;
•
the fairness of the amount or nature of any compensation to any of BCIC’s officers, directors or employees, or any class of such persons, relative to any compensation to the holders of BCIC Common Stock;

•
the effect of the Merger or any related transaction on, or the fairness of the consideration to be received by, holders of any class of securities of BCIC (other than the holders of BCIC Common Stock, solely with respect to the Exchange Ratio (as described in KBW’s opinion) and not relative to the consideration to be received by holders of any other class of securities) or holders of any class of securities of TCPC or any other party to any transaction contemplated by the Merger Agreement;
•	any fees payable by TCPC to TCP for investment advisory and management services or the reduction of fees resulting from the Fee Waiver Agreement;
•	any adjustment (as provided in the Merger Agreement) to the Exchange Ratio assumed for purposes of KBW’s opinion (whether relating to a tax dividend or otherwise);
•	the actual value of TCPC Common Stock to be issued in connection with the Merger;
•	the prices, trading range or volume at which TCPC Common Stock would trade following the public announcement or consummation of the Merger;
•	any advice or opinions provided by any other advisor to any of the parties to the Merger or any other transaction contemplated by the Merger Agreement; or
•
any legal, regulatory, accounting, tax or similar matters relating to BCIC, TCPC, Merger Sub, any of their respective stockholders, or relating to or arising out of or as a consequence of the Merger or any other related transaction, including whether or not the Merger would qualify as a tax-free reorganization for United States federal income tax purposes.

In performing its analyses, KBW made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of KBW, BCIC and TCPC. Any estimates contained in the analyses performed by KBW are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, the KBW opinion was among several factors taken into consideration by the BCIC Special Committee in making its determination to recommend the approval by the BCIC Board of the Merger Agreement and the Merger and by the BCIC Board in making its determination to approve the Merger Agreement and the Merger. Consequently, the analyses described below should not be viewed as determinative of the decision of the BCIC Special Committee or the BCIC Board with respect to the fairness of the Exchange Ratio. The type and amount of consideration payable in the Merger were determined through negotiation between BCIC and TCPC and the decision of BCIC to enter into the Merger Agreement was solely that of the BCIC Special Committee and the BCIC Board.
The following is a summary of the material financial analyses presented by KBW to the BCIC Special Committee and the BCIC Board in connection with its opinion. The summary is not a complete description of the financial analyses underlying the opinion or the presentation made by KBW to the BCIC Special Committee and the BCIC Board, but summarizes the material analyses performed and presented in connection with such opinion. The financial analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex analytic process involving various determinations as to appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, KBW did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, KBW believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion.
Implied Transaction Value for the Transaction. KBW calculated an implied transaction value for the Merger of $4.18 per outstanding share of BCIC Common Stock based on an assumed 0.3343x Exchange Ratio and the closing price of TCPC Common Stock on September 1, 2023. This implied transaction value for the Merger was used to calculate implied transaction multiples and those multiples were compared to other multiples shown in the financial analyses described below. This implied transaction value for the Merger was also compared to the ranges of implied value per share of BCIC Common Stock in the financial analyses described below.

Selected Companies Analysis of BCIC. Using publicly available information, KBW compared, among other things, the market performance of BCIC to 33 selected publicly traded, externally managed BDCs with market capitalizations above $100 million, which selected companies included TCPC.
The selected companies were as follows (shown by column in descending order of market capitalization):
Ares Capital Corporation	Crescent Capital BDC, Inc.
FS KKR Capital Corp.	CION Investment Corporation
Blue Owl Capital Corporation	Runway Growth Finance Corp.
Blackstone Secured Lending Fund	Fidus Investment Corporation
Golub Capital BDC, Inc.	Gladstone Investment Corporation
Prospect Capital Corporation	PennantPark Investment Corporation
Sixth Street Specialty Lending, Inc.	TriplePoint Venture Growth BDC Corp.
Goldman Sachs BDC, Inc.	Gladstone Capital Corporation
Oaktree Specialty Lending Corporation	Horizon Technology Finance Corporation
New Mountain Finance Corporation	Saratoga Investment Corp.
Bain Capital Specialty Finance, Inc.	Stellus Capital Investment Corporation
Barings BDC, Inc.	WhiteHorse Finance, Inc.
MidCap Financial Investment Corporation	Portman Ridge Finance Corporation
SLR Investment Corp.	Oxford Square Capital Corp.
Carlyle Secured Lending, Inc.	Monroe Capital Corporation
BlackRock TCP Capital Corp.	OFS Capital Corporation
PennantPark Floating Rate Capital Ltd.
To perform this analysis, KBW used market price information as of September 1, 2023, reported net asset value (“NAV”) per share data as of the end of the most recent completed quarterly period available (which in the case of BCIC was June 30, 2023) and latest 12 months (“LTM”) reported net investment income per share (“NII”). KBW also used calendar years 2023 and 2024 NII per share estimates taken from financial forecasts and projections of BCIC provided by BCIA management and consensus “street estimates” of the selected companies.
KBW’s analysis showed the following concerning the market performance of BCIC and the selected companies, as well as certain corresponding implied transaction multiples for the Merger based on the implied transaction value for the Merger of $4.18 per outstanding share of BCIC Common Stock and using historical financial information for BCIC as of and for the 12-month period ended June 30, 2023 and financial forecasts and projections of BCIC provided by BCIA management:
	BCIC	Proposed Merger	Selected Companies
			Low	25th Percentile	Median	Average	75th Percentile	High
Price / NAV per share	0.83x	0.97x	0.64x	0.87x	0.94x	0.94x	1.02x	1.21x
Price / LTM NII	7.7x	9.1x	5.2x	6.9x	7.6x	7.8x	8.3x	11.4x
Price / CY2023 NII	7.3x	8.6x	5.5x	6.8x	7.3x	7.5x	8.0x	12.3x
Price / CY2024 NII	6.7x	7.9x	5.5x	7.2x	7.7x	7.9x	8.5x	12.5x

KBW then applied a range of price-to-NAV per share multiples of 0.87x to 1.02x derived from the 25th percentile and 75th percentile multiples of the selected companies to the June 30, 2023 NAV per share of BCIC, a range of price-to-LTM NII multiples of 6.90x to 8.33x derived from the 25th percentile and 75th percentile multiples of the selected companies to the LTM NII of BCIC for the 12-month period ended June 30, 2023, and a range of price-to-estimated calendar year 2023 NII multiples of 6.79x to 7.96x derived from the 25th percentile and 75th percentile multiples of the selected companies to the calendar year 2023 NII of BCIC, which was based on financial forecasts and projections of BCIC provided by BCIA management. This analysis indicated the following ranges of the implied value per share of BCIC Common Stock, as compared to the implied transaction value for the Merger of $4.18 per outstanding share of BCIC Common Stock:
Implied Value Per Share Ranges of BCIC Common Stock
Based on NAV per share of BCIC as of June 30, 2023	$3.75 to $4.42
Based on LTM NII of BCIC for the 12-month period ended June 30, 2023	$3.18 to $3.84
Based on CY2023 NII estimate of BCIC provided by BCIA management	$3.32 to $3.89
No company used as a comparison in the above selected companies analysis is identical to BCIC. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.
Selected Companies Analysis of TCPC. Using publicly available information, KBW compared, among other things, the market performance of TCPC to 33 selected publicly traded, externally managed BDCs with market capitalizations above $100 million, which selected companies included BCIC.
The selected companies were as follows (shown by column in descending order of market capitalization):
Ares Capital Corporation	CION Investment Corporation
FS KKR Capital Corp.	Runway Growth Finance Corp.
Blue Owl Capital Corporation	Fidus Investment Corporation
Blackstone Secured Lending Fund	Gladstone Investment Corporation
Golub Capital BDC, Inc.	PennantPark Investment Corporation
Prospect Capital Corporation	TriplePoint Venture Growth BDC Corp.
Sixth Street Specialty Lending, Inc.	Gladstone Capital Corporation
Goldman Sachs BDC, Inc.	Horizon Technology Finance Corporation
Oaktree Specialty Lending Corporation	Saratoga Investment Corp.
New Mountain Finance Corporation	Stellus Capital Investment Corporation
Bain Capital Specialty Finance, Inc.	WhiteHorse Finance, Inc.
Barings BDC, Inc.	BlackRock Capital Investment Corporation
MidCap Financial Investment Corporation	Portman Ridge Finance Corporation
SLR Investment Corp.	Oxford Square Capital Corp.
Carlyle Secured Lending, Inc.	Monroe Capital Corporation
PennantPark Floating Rate Capital Ltd.	OFS Capital Corporation
Crescent Capital BDC, Inc.
To perform this analysis, KBW used market price information as of September 1, 2023 and reported NAV per share data as of the end of the most recent completed quarterly period available (which in the case of TCPC was June 30, 2023) and latest 12 months reported NII. KBW also used calendar years 2023 and 2024 NII estimates taken from financial forecasts and projections of TCPC provided by BCIA management and consensus “street estimates” of the selected companies.

KBW’s analysis showed the following concerning the market performance of TCPC and the selected companies:
	TCPC	Selected Companies
		Low	25th Percentile	Median	Average	75th Percentile	High
Price / NAV per share	0.97x	0.64x	0.85x	0.94x	0.94x	1.02x	1.21x
Price / LTM NII	7.2x	5.2x	6.9x	7.7x	7.8x	8.3x	11.4x
Price / CY2023 NII	6.7x	5.5x	6.8x	7.4x	7.5x	8.0x	12.3x
Price / CY2024 NII	6.8x	5.5x	7.3x	7.7x	7.9x	8.5x	12.5x
No company used as a comparison in the above selected companies analysis is identical to TCPC. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.
Selected Transactions Analysis. KBW reviewed publicly available information related to 26 selected acquisitions of U.S. BDCs announced since the beginning of 2008.
The selected transactions were as follows:
Acquirer	Acquired Company
Crescent Capital BDC, Inc.	First Eagle Alternative Capital BDC, Inc.
Oaktree Specialty Lending Corporation	Oaktree Strategic Income II, Inc.
SLR Investment Corp.	SLR Senior Investment Corp.
Barings BDC Inc.	Sierra Income Corporation
Portman Ridge Finance Corp	Harvest Capital Credit Corp
FS KKR Capital Corp.	FS KKR Capital Corp. II
Oaktree Specialty Lending Corp	Oaktree Strategic Income Corp
Barings BDC, Inc.	MVC Capital, Inc.
Portman Ridge Finance Corp	Garrison Capital
Goldman Sachs BDC, Inc.	Goldman Sachs Middle Market Lending Corp.
Crescent Capital BDC, Inc.	Alcentra Capital Corp.
Portman Ridge Finance Corp	OHA Investment Corp
FS Investment Corporation II	FS Investment Corporation III, FS Investment Corporation IV, Corporate Capital Trust II
East Asset Management, LLC	Rand Capital Corporation
Golub Capital BDC, Inc.	Golub Capital Investment Corporation
FS Investment Corporation	Corporate Capital Trust, Inc.
Benefit Street Partners LLC; Barings	Triangle Capital Corporation
TCG BDC, Inc.	NF Investment Corp.
CĪON Investment Corporation	Credit Suisse Park View BDC, Inc.
MAST Capital Management LLC; Great Elm Capital Group Inc.	Full Circle Capital Corporation
Ares Capital Corporation	American Capital, Ltd.
PennantPark Floating Rate Capital Ltd.	MCG Capital Corporation
Saratoga Investment Corp.	GSC Investment Corp.
Ares Capital Corporation	Allied Capital Corporation
Prospect Capital Corporation	Patriot Capital Funding, Inc.
Highland Credit Strategies Fund	Highland Distressed Opportunities, Inc.
For each selected transaction, KBW derived the following implied transaction statistics, in each case, based on the transaction consideration value paid for the acquired company (including contributions by external managers) and using financial data based on the acquired company’s then latest publicly available financial statements prior to the announcement of the respective transaction (adjusted to reflect announced pre-closing adjustments):
•	Price to NAV per share of the acquired company; and
•	Price to LTM NII of the acquired company

KBW also reviewed the price per common share paid for the acquired company for the 18 selected transactions involving publicly traded acquired companies as a premium/(discount) to the closing price of the acquired company one day and 30 days prior to the announcement of the respective transaction (expressed as percentages and referred to as the one day market premium and the 30 day market premium). The resulting transaction multiples for the selected transactions were compared with the corresponding transaction multiples for the Merger based on the implied transaction value for the Merger of $4.18 per outstanding share of BCIC Common Stock and using historical financial information for BCIC as of and for the 12-month period ended June 30, 2023.
All Selected Transactions. KBW’s analysis showed the following concerning the Merger and the selected transactions (excluding the impact of the price-to-LTM NII per share of three of the selected transactions, which multiples were considered to be not meaningful because they were either negative or greater than 40.0x):
	Proposed Merger	Selected Transactions
		Low	25th Percentile	Median	Average	75th Percentile	High
Price / NAV Per Share	0.97x	0.40x	0.72x	0.90x	0.84x	1.00x	1.16x
Price / LTM NII	9.1x	2.4x	8.2x	10.4x	10.6x	12.6x	30.2x
One Day Market Premium	17.8%	(39.9)%	(0.7)%	24.4%	22.6%	40.4%	105.2%
30 Day Market Premium	16.5%	(22.3)%	(2.3)%	22.5%	33.2%	41.7%	158.4%
KBW then applied a range of price-to-NAV per share multiples of 0.72x to 1.00x derived from the 25th percentile and 75th percentile multiples of the selected transactions to the June 30, 2023 NAV per share of BCIC and a range of price-to-LTM NII multiples of 8.18x to 12.59x derived from the 25th percentile and 75th percentile multiples of the selected transactions to the LTM NII of BCIC for the 12-month period ended June 30, 2023. This analysis indicated the following ranges of the implied value per share of BCIC Common Stock, as compared to the implied transaction value for the Merger of $4.18 per outstanding share of BCIC Common Stock:
Implied Value Per Share Ranges of BCIC Common Stock
Based on NAV per share of BCIC as of June 30, 2023	$3.14 to $4.33
Based on LTM NII of BCIC for the 12-month period ended June 30, 2023	$3.77 to $5.81
Selected Transactions Involving Affiliates. KBW’s analysis also showed the following concerning the Merger and the 10 selected transactions involving affiliates (Oaktree Specialty Lending Corporation/Oaktree Strategic Income II, Inc., SLR Investment Corporation/SLR Senior Investment Corporation, FS KKR Capital Corp./FS KKR Capital Corp. II, Oaktree Specialty Lending Corporation/Oaktree Strategic Income Corporation, Goldman Sachs BDC, Inc./Goldman Sachs Middle Market Lending Corporation, FS Investment Corporation II/FS Investment Corporation III (and others), Golub Capital BDC, Inc./Golub Capital Investment Corporation, FS Investment Corporation/Corporate Capital Trust, Inc., TCG BDC, Inc./NF Investment Corp. and Highland Credit Strategies Fund/Highland Distressed Opportunities, Inc.), of which five involved publicly traded acquired companies:
	Proposed Transaction	Selected Transactions Involving Affiliates
		Low	25th Percentile	Median	Average	75th Percentile	High
Price / NAV Per Share	0.97x	0.43x	0.78x	0.95x	0.89x	1.02x	1.16x
Price / LTM NII	9.1x	2.4x	9.8x	10.5x	10.5x	12.8x	15.3x
One Day Market Premium	17.8%	(30.3)%	(3.5)%	(1.5)%	(4.4)%	6.7%	11.7%
30 Day Market Premium	16.5%	(22.3)%	(9.0)%	(3.8)%	(3.3)%	9.4%	16.4%

KBW then applied a range of price-to-NAV per share multiples of 0.78x to 1.02x derived from the 25th percentile and 75th percentile multiples of the selected transactions involving affiliates to the June 30, 2023 NAV per share of BCIC and a range of price-to-LTM NII multiples of 9.79x to 12.81x derived from the 25th percentile and 75th percentile multiples of the selected transactions involving affiliates to the LTM NII of BCIC for the 12-month period ended June 30, 2023. This analysis indicated the following ranges of the implied value per share of BCIC Common Stock, as compared to the implied transaction value for the Merger of $4.18 per outstanding share of BCIC Common Stock:
Implied Value Per Share Ranges of BCIC Common Stock
Based on June 30, 2023 NAV per share of BCIC	$3.36 to $4.40
Based on LTM NII of BCIC for the 12-month period ended June 30, 2023	$4.51 to $5.90
No company or transaction used as a comparison in the above selected transaction analysis is identical to BCIC or the Merger. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.
Dividend Discount Analysis of BCIC. KBW performed a dividend discount analysis of BCIC on a standalone basis to estimate ranges for the implied equity value of BCIC. In this analysis, KBW used financial and operating forecasts and projections relating to dividends and net assets of BCIC that were provided by BCIA management. KBW assumed discount rates ranging from 10.6% to 12.6%. Ranges of values were derived by adding (i) the present value of the estimated future dividends of BCIC over the period from the assumed closing date of the Merger through December 31, 2026 and (ii) the present value of BCIC’s implied terminal value at the end of such period. KBW derived implied terminal values using two methodologies, one based on December 31, 2026 estimated NAV per share multiples and the other based on calendar year 2026 estimated dividend yields. Using implied terminal values for BCIC calculated by applying a terminal multiple range of 0.84x to 1.04x to BCIC’s estimated NAV per share as of December 31, 2026, this analysis resulted in a range of implied values per share of BCIC Common Stock of approximately $3.69 to $4.54, as compared to the implied transaction value for the Merger of $4.18 per outstanding share of BCIC Common Stock. Using implied terminal values for BCIC calculated by applying a terminal dividend yield range of 10.0% to 12.0% to BCIC’s calendar year 2026 estimated dividends, this analysis resulted in a range of implied values per share of BCIC Common Stock of approximately $3.34 to $3.99, as compared to the implied transaction value for the Merger of $4.18 per outstanding share of BCIC Common Stock.
The dividend discount analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including NAV per share and dividend assumptions, terminal values and discount rates. The analysis did not purport to be indicative of the actual values or expected values of BCIC.
Dividend Discount Analysis of TCPC. KBW performed a dividend discount analysis of TCPC on a standalone basis to estimate ranges for the implied equity value of TCPC. In this analysis, KBW used financial and operating forecasts and projections relating to dividends and net assets of TCPC that were provided by BCIA management. KBW assumed discount rates ranging from 9.6% to 11.6%. Ranges of values were derived by adding (i) the present value of the estimated future dividends of TCPC over the period from the assumed closing date of the Merger through December 31, 2026 and (ii) the present value of TCPC’s implied terminal value at the end of such period. KBW derived implied terminal values using two methodologies, one based on December 31, 2026 estimated NAV per share multiples and the other based on calendar year 2026 estimated dividend yields. Using implied terminal values for TCPC calculated by applying a terminal multiple range of 0.84x to 1.04x to TCPC’s estimated NAV per share as of December 31, 2026, this analysis resulted in a range of implied values per share of TCPC Common Stock of approximately $11.67 to $14.30, as compared to the closing price of TCPC Common Stock on September 1, 2023 of $12.51. Using implied terminal values for TCPC calculated by applying a terminal dividend yield range of 10.1% to 12.1% to TCPC calendar year 2026 estimated dividends, this analysis resulted in a range of implied values per share of TCPC Common Stock of approximately $11.54 to $13.77, as compared to the closing price of TCPC Common Stock on September 1, 2023 of $12.51.

The dividend discount analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including NAV per share and dividend assumptions, terminal values and discount rates. The analysis did not purport to be indicative of the actual values or expected values of TCPC or the pro forma combined company.
Relative Contribution Analysis. KBW analyzed the relative standalone contribution of BCIC and TCPC to various pro forma balance sheet and income statement items and the combined market capitalization of the combined entity. This analysis did not include purchase accounting adjustments. To perform this analysis, KBW used (a) historical balance sheet and income statement information for BCIC and TCPC as of and for the 12-month period ended June 30, 2023, (b) financial forecasts and projections of BCIC and TCPC provided by BCIA management and (c) the closing prices of BCIC Common Stock and TCPC Common Stock on September 1, 2023. The results of KBW’s analysis are set forth in the following table, which also compares the results of KBW’s analysis with the implied pro forma ownership percentages of TCPC Stockholders and BCIC Stockholders in the combined company based on the assumed Exchange Ratio of 0.3343x:
	BCIC as a % of Total	TCPC as a % of Total
Pro Forma Ownership
Based on Assumed Exchange Ratio of 0.3343x	29.6%	70.4%
Balance Sheet, As Reported
Total Assets	25.7%	74.3%
Investments	26.6%	73.4%
Total Debt	21.7%	78.3%
Net Asset Value	29.6%	70.4%
Income Statement
LTM Net Investment Income	25.0%	75.0%
CY2023E Net Investment Income(1)	24.8%	75.2%
CY2024E Net Investment Income(1)	26.6%	73.4%
Market Capitalization
Pre-Deal Market Capitalization	26.4%	73.6%
Miscellaneous. KBW acted as financial advisor to the BCIC Special Committee in connection with the Merger and did not act as an advisor to or agent of any other person. As part of its investment banking business, KBW is regularly engaged in the valuation of BDC securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. In the ordinary course of KBW and its affiliates’ broker-dealer businesses (and further to an existing sales and trading relationship between a KBW broker-dealer affiliate and BCIA), KBW and its affiliates may from time to time purchase securities from, and sell securities to, BCIC and TCPC. In addition, as market makers in securities, KBW and its affiliates may from time to time have a long or short position in, and buy or sell, debt or equity securities of BCIC or TCPC for its and their own respective accounts and for the accounts of its and their respective customers and clients. A commercial bank affiliate of KBW was also, as of the date of KBW’s opinion, a lender to TCPC under a revolving credit facility.
Pursuant to the KBW engagement agreement, BCIC agreed to pay KBW cash fees of $1,250,000 in the aggregate, $250,000 of which became payable with the rendering of KBW’s opinion and $1,000,000 of which is contingent upon the consummation of the Merger. BCIC also agreed to reimburse KBW for reasonable out-of-pocket expenses and disbursements incurred in connection with its engagement and to indemnify KBW against certain liabilities relating to or arising out of KBW’s engagement or KBW’s role in connection therewith.
Other than in connection with the present engagement, during the two years preceding the date of KBW’s opinion, KBW did not provide investment banking or financial advisory services to BCIC. During the two years preceding the date of KBW’s opinion, KBW did not provide investment banking or financial advisory services to TCPC. During the two years preceding the date of KBW’s opinion, KBW did not provide investment banking or financial advisory services to BCIA or TCP. KBW may in the future provide investment banking and financial advisory services to BCIC, TCPC, BCIA or TCP and receive compensation for such services.

Regulatory Approvals Required for the Merger
The obligations of TCPC and BCIC to complete the Merger are subject to the satisfaction or waiver of certain conditions, including the condition that all regulatory approvals required by law to consummate the transactions contemplated by the Merger Agreement, including the Merger, have been obtained and remain in full force and effect, and all statutory waiting periods required by applicable law in respect thereof have expired (including expiration of the applicable waiting period under the HSR Act). TCPC and BCIC have agreed to cooperate with each other and use their reasonable best efforts to obtain all licenses, permits, variances, exemptions, approvals, qualifications or orders from any governmental or regulatory authority necessary to consummate the Merger.
There can be no assurance that such regulatory approvals will be obtained, that such approvals will be received on a timely basis or that such approvals will not impose conditions or requirements that, individually or in the aggregate, would or could reasonably be expected to have a material adverse effect on the financial condition, results of operations, assets or business of the combined company following completion of the Merger.
Third Party Consents Required for the Merger
Under the Merger Agreement, TCPC and BCIC have agreed to cooperate with each other and use reasonable best efforts to take, or cause to be taken, in good faith, all actions, and to do, or cause to be done, all things necessary, including to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings (including any required applications, notices or other filings under the HSR Act), to obtain as promptly as practicable all permits of all governmental entities and all permits, consents, approvals, confirmations and authorizations of all third parties, in each case, that are necessary or advisable, to consummate the transactions contemplated by the Merger Agreement (including the Merger) in the most expeditious manner practicable, and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such third parties and governmental entities. As of the date of this joint proxy statement/prospectus, TCPC and BCIC believe that, subject to the satisfaction or waiver of certain conditions, they have obtained all necessary third party consents (other than consent under the HSR Act and the TCPC and BCIC Stockholder Approval). In furtherance thereof, TCPC and BCIC have agreed to cooperate with each other and use reasonable best efforts to take, or cause to be taken all actions, and to do, or cause to be done, all things necessary for the effectiveness of the BCIC Revolving Credit Agreement Amendment, which is a condition to closing for each party to the Merger Agreement. There can be no assurance that any permits, consents, approvals, confirmations or authorizations will be obtained or that such permits, consents, approvals, confirmations or authorizations will not impose conditions or requirements that, individually or in the aggregate, would or could reasonably be expected to have a material adverse effect on the financial condition, results of operations, assets or business of the combined company following the Merger.
Fee Waiver Agreement
In connection with the Merger, on September 6, 2023, TCPC entered into the Fee Waiver Agreement, by and between TCPC and TCP (the “Fee Waiver Agreement”), which will be effective at, and subject to the occurrence of the closing of the Merger. The Fee Waiver Agreement provides that, as of the Effective Time, TCP will waive all or a portion of its advisory fees to the extent the adjusted net investment income of TCPC on a per share basis (determined by dividing the adjusted net investment income of TCPC by the weighted average outstanding shares of TCPC during the relevant quarter) is less than $0.32 per share in any of the first four (4) fiscal quarters ending after the Effective Time (the first of which will be the quarter in which the Effective Time occurs unless the Effective Time occurs on the last day of the quarter) to the extent there are sufficient advisory fees to cover such deficit (for the avoidance of doubt, the waiver amount in a given quarter cannot exceed the total advisory fees for such quarter). Any deficit in one quarter cannot be carried over to the next quarter. It also provides that, for the purposes of calculating net investment income (as described in the previous sentence) and certain incentive fee calculations under the Amended TCPC Investment Advisory Agreement, TCP will exclude any amortization or accretion of any purchase premium or purchase discount to interest income or any gains and losses resulting solely from accounting adjustments to the cost basis of the BCIC assets acquired in the Merger as required under ASC 805.

Amended TCPC Investment Advisory Agreement.
In connection with the Merger, on September 6, 2023, TCPC entered into the Second Amended and Restated Investment Advisory Agreement, by and between TCPC and TCP (the “Amended TCPC Investment Advisory Agreement”), which will be effective at, and subject to the occurrence of, the closing of the Merger. The Amended TCPC Investment Advisory Agreement provides that, as of the Effective Time, TCP will reduce the base management fee rate from 1.50% to 1.25% on assets equal to or below 200% of the net asset value of TCPC (for the avoidance of doubt, the base management fee rate on assets that exceed 200% of the net asset value of TCPC would remain 1.00%) with no change to the basis of calculation.

DESCRIPTION OF THE MERGER AGREEMENT
The following summary, which includes the material terms of the Merger Agreement, is qualified by reference to the complete text of the Merger Agreement, which is attached as Annex A to this joint proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the Merger Agreement that is important to you. TCPC and BCIC encourage you to read the Merger Agreement carefully and in its entirety.
Structure of the Merger
Pursuant to the terms of the Merger Agreement, at the Effective Time, BCIC will be merged with and into Merger Sub. Merger Sub will be the surviving company and will continue its existence as a limited liability company under the laws of the State of Delaware. As of the Effective Time, the separate corporate existence of BCIC will cease.
Closing; Completion of the Proposed Merger
It is currently expected that the Merger will be completed promptly following receipt of the required TCPC Stockholder Approval and BCIC Stockholder Approval at the TCPC Special Meeting and the BCIC Special Meeting, respectively, and satisfaction or waiver of the other closing conditions set forth in the Merger Agreement.
The Merger will occur on the date that is one (1) business day after the satisfaction or waiver of the latest to occur of the conditions to closing set forth in the Merger Agreement or at another time as may be agreed to in writing by the parties to the Merger Agreement. Assuming approval of the TCPC Stock Issuance Proposal and the BCIC Merger Proposal and the other conditions to closing the Merger are satisfied or waived, TCPC and BCIC expect to complete the Merger in the first quarter of 2024.
Merger Consideration
At the Effective Time, each share of BCIC Common Stock issued and outstanding immediately prior to the Effective Time (other than Cancelled Shares) will be converted into the right to receive a number of shares of TCPC Common Stock equal to the Exchange Ratio (as defined below), plus any cash (without interest) in lieu of fractional shares.
As of the Determination Date, each of BCIC and TCPC will deliver to the other a calculation of its NAV as of such date, in each case, based on the same assumptions and methodologies, and applying the same categories of adjustments to net asset value historically used in preparing the calculation of the net asset value per share by the applicable party, except (i) that, in the case of BCIC, any quoted investments valued by reference to bid-ask prices will be valued at the mid-point of the bid-ask spread as reported by the pricing vendor or broker, such that the valuation treatment of such investments is consistent with the valuation policies of TCPC, and (ii) as otherwise may be mutually agreed by the parties.
Based on such calculations, the parties will calculate:
•
the “BCIC Per Share NAV”, which will be equal to (i) the Closing BCIC Net Asset Value divided by (ii) the number of shares of BCIC Common Stock issued and outstanding as of the Determination Date (excluding any Cancelled Shares); and

•	the “TCPC Per Share NAV”, which will be equal to (A) the Closing TCPC Net Asset Value divided by (B) the number of shares of TCPC Common Stock issued and outstanding as of the Determination Date.
The “Exchange Ratio” will be equal to the quotient (rounded to four decimal places) of (i) the BCIC Per Share NAV divided by (ii) the TCPC Per Share NAV, each as calculated as of the applicable Determination Date. BCIA will certify in writing to TCPC the calculation of the Closing BCIC Net Asset Value and TCP will certify in writing to BCIC the calculation of the Closing TCPC Net Asset Value.
BCIC and TCPC will update and redeliver the Closing BCIC Net Asset Value or the Closing TCPC Net Asset Value, respectively, in the event that the Closing is subsequently delayed or there is a more than de minimis change to such calculations between the Determination Date and the closing of the Merger (including any dividend declared after the Determination Date but prior to the closing of the Merger) and if needed to ensure that the calculations are determined within 48 hours (excluding Sundays and holidays) prior to the Effective Time.

Each of BCIC and TCPC will use the portfolio valuation methods adopted by their respective valuation designee and approved by the BCIC Board or the TCPC Board, as applicable, for valuing the securities and other assets of BCIC or TCPC, as applicable under Rule 2a-5 of the 1940 Act as of the date hereof, except (i) for the adjustment to valuation of BCIC investments using bid-ask prices, as described above, and (ii) as may be otherwise agreed by each of the TCPC Board and the BCIC Board.
The Exchange Ratio will be appropriately adjusted (to the extent not already taken into account in determining the Closing BCIC Net Asset Value and/or the Closing TCPC Net Asset Value, as applicable) if, between the Determination Date and the Effective Time, the respective issued and outstanding shares of TCPC Common Stock or BCIC Common Stock have been increased or decreased or changed into or exchanged for a different number or kind of shares or securities, in each case, as a result of any reclassification, recapitalization, stock split, reverse stock split, split-up, merger, issuer tender or exchange offer, combination or exchange of shares or similar transaction, or if a stock dividend or dividend payable in any other securities or similar distribution is declared with a record date within such period (as permitted by the Merger Agreement), in each case, to provide TCPC Stockholders and BCIC Stockholders the same economic effect as contemplated by the Merger Agreement prior to such event, and such items, so adjusted will, from and after the date of such event, be the Exchange Ratio.
No fractional shares of TCPC Common Stock will be issued upon the conversion of BCIC Common Stock into the right to receive shares of TCPC Common Stock and such fractional share interests do not entitle the owner thereof to vote or to any rights of a holder of TCPC Common Stock. Each holder of shares of BCIC Common Stock converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of TCPC Common Stock will receive, in lieu thereof, cash (without interest) in an amount equal to the product of (i) such fractional part of a share of TCPC Common Stock multiplied by (ii) the volume-weighted average trading price of a share of TCPC Common Stock on Nasdaq for the five (5) consecutive trading days ending on the third (3rd) trading day preceding the Closing Date.
Subject to the effect of applicable abandoned property, escheat or similar laws, following the Effective Time, the record holder of shares (other than Cancelled Shares) of BCIC Common Stock at the Effective Time will be entitled to receive, without interest, the amount of dividends or other distributions with a record date after the Effective Time theretofore payable with respect to the whole shares of TCPC Common Stock represented by such shares of BCIC Common Stock and not paid.
Conversion of Shares; Exchange of Shares
At the Effective Time, each share of BCIC Common Stock issued and outstanding immediately prior to the Effective Time (other than Cancelled Shares) will be converted into the right to receive the Merger Consideration. Each such share of BCIC Common Stock will no longer be outstanding and will be automatically cancelled and cease to exist as of the Effective Time, with the holders of such shares ceasing to have any rights with respect to any BCIC Common Stock other than the right to receive the Merger Consideration, cash (without interest) in lieu of fractional shares in to which such shares of BCIC Common Stock represented in non-certificated book-entry form have been converted (as described above) and any dividends or other distributions payable in accordance with the terms of the Merger Agreement.
After the Effective Time, the stock transfer books of BCIC will be closed, and there will be no further transfers on the stock transfer books of BCIC of the shares of BCIC Common Stock that were issued and outstanding immediately prior to the Effective Time.
Withholding
Merger Sub, TCPC or the exchange agent, as applicable, will be entitled to deduct and withhold from any amounts payable to any BCIC Stockholder such amounts as it determines in good faith are required to be deducted and withheld with respect to the making of such payment under applicable tax laws. If any amounts are withheld and paid over to the appropriate governmental entity, such withheld amounts will be treated as having been paid to the BCIC Stockholders from whom they were withheld.
Representations and Warranties
The Merger Agreement contains representations and warranties of TCPC, Merger Sub, BCIC, BCIA and TCP relating to their respective businesses and TCPC (in the case of TCP) and BCIC (in the case of BCIA). With the exception of certain representations that must be true and correct in all or virtually all respects, or in all material respects, no representation or warranty will be deemed untrue, and neither party will be deemed to have breached a representation or warranty as a consequence of the existence of any fact, circumstance or event unless such fact, circumstance or event, individually or when taken together with all other facts, circumstances and events inconsistent with any representation made by such party (without considering “materiality” or “material adverse effect” qualifications), has had or is reasonably expected to have a material adverse effect (as defined below) with respect to the party giving the representation or warranty. The representations and warranties in the Merger Agreement will not survive after the Effective Time.
The Merger Agreement contains representations and warranties by each of TCPC and Merger Sub, on the one hand, and BCIC, on the other hand, subject to specified exceptions and qualifications, relating to, among other things:
•	corporate organization and qualification, including with respect to consolidated subsidiaries;
•	capitalization;
•
power and authority to execute, deliver and perform obligations under the Merger Agreement and the absence of violations of (i) organizational documents, (ii) laws or orders or (iii) permits, contracts or other obligations;

•	required government filings and consents;
•	SEC reports;
•	financial statements, including the status of internal controls and disclosure controls and procedures;
•	broker’s fees;
•	absence of certain changes and actions since December 31, 2022;
•	compliance with applicable laws, maintenance of appropriate permits and no disqualifications of affiliated persons;
•	the accuracy and completeness of information supplied for inclusion in this joint proxy statement/prospectus and the registration statement of which this joint proxy statement/prospectus forms a part;
•	tax matters;
•	absence of certain litigation, orders or investigations;
•	employment and labor matters, including with respect to any employee benefit plans;
•	material contracts and certain other types of contracts;
•	insurance coverage;
•	intellectual property matters;
•	environmental matters;
•	no real property ownership or leases;
•	investment assets;
•	state takeover laws;
•	solely in the case of BCIC, absence of appraisal rights;
•	valuation of certain investment assets; and
•	opinion of its financial advisor.
The Merger Agreement contains representations and warranties by each of TCP, in the case of representations and warranties related to TCPC or TCP, and BCIA, in the case of representations and warranties related to BCIC or BCIA, subject to specified exceptions and qualifications, relating to:
•	organization and qualification;
•
power and authority to execute, deliver and perform obligations under the Merger Agreement and the absence of violations of (i) organizational documents, (ii) laws or orders or (iii) permits, contracts or other obligations;

•	compliance with applicable laws and maintenance of appropriate permits;

•	absence of certain litigation, orders or investigations;
•	the valuation of investment assets owned by TCPC and BCIC;
•
the accuracy of information supplied or to be supplied by TCP and BCIA for inclusion in this joint proxy statement/prospectus and the registration statement of which this joint proxy statement/prospectus forms a part;

•	the participation in the Merger by TCPC and BCIC and the impact of the Merger on the interests of existing TCPC Stockholders and BCIC Stockholders;
•	the financial resources of TCP and BCIA;
•	the representations and warranties made by TCPC and BCIC in the Merger Agreement; and
•	the forbearances applicable to TCPC and BCIC set forth in the Merger Agreement.
These representations and warranties were made as of specific dates, may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating the terms of the Merger Agreement and may have been included in the Merger Agreement for the purpose of allocating risk between the parties rather than to establish matters as facts. The Merger Agreement is described in, and included as Annex A to, this document only to provide you with information regarding its terms and conditions and not to provide any other factual information regarding the parties or their respective businesses. Accordingly, the representations and warranties and other provisions of the Merger Agreement should not be read alone, but instead should be read only in conjunction with the information provided elsewhere in this document.
For purposes of the Merger Agreement, “material adverse effect” with respect to TCPC, BCIC, TCP and BCIA, as applicable, means any event, development, change, effect or occurrence that is, or would reasonably be expected to be, individually or in the aggregate, materially adverse to (i) the business, operations, condition (financial or otherwise) or results of operations of such party and its consolidated subsidiaries, taken as a whole, or (ii) the ability of such party to timely perform its material obligations under the Merger Agreement or consummate the Merger and the other transactions contemplated thereby. None of the following events, developments, changes, effects or occurrences will constitute or be taken into account in determining whether a material adverse effect has occurred or is reasonably expected to occur with respect to clause (iii) in the immediately preceding sentence:
•
changes in general economic, social or political conditions or financial markets in general, including the commencement or escalation of a war, armed hostilities or other material international or national calamity or acts of terrorism or earthquakes, hurricanes, other natural disasters or acts of God or pandemics, including COVID-19 (including the impact on economies generally and the results of any actions taken by governmental entities in response thereto);

•	general changes or developments in the industries in which such party and its consolidated subsidiaries operate, including general changes in law across such industries;
•	the announcement of the Merger Agreement or the transactions contemplated thereby or the identities of the parties to the Merger Agreement;
•	the announcement of the BCIC Revolving Credit Agreement Amendment or the transactions contemplated thereby; and
•
any failure to meet internal or published projections or forecasts for any period, or, in the case of BCIC or TCPC, any decline in the price of shares of TCPC Common Stock or BCIC Common Stock, as applicable, on Nasdaq or trading volume of TCPC Common Stock or BCIC Common Stock, as applicable (provided that the underlying cause of such failure or decline will be considered in determining whether there is a material adverse effect).

The events, developments, changes, effects and occurrences set forth in the first two bullets in the immediately preceding paragraph will otherwise be taken into account in determining whether a material adverse effect has occurred to the extent such events, developments, changes, effects or occurrences have a materially disproportionate adverse impact on such party and its consolidated subsidiaries, taken as whole, relative to other participants of similar sizes engaged in the same industries in which such party conducts its businesses.

Conduct of Business Pending Completion of the Merger
Each of TCPC and BCIC has undertaken covenants that place restrictions on it and certain of its subsidiaries until the completion of the Merger. In general, each of TCPC and BCIC has agreed that before the completion of the Merger, except (i) as may be required by law or a governmental entity, (ii) as required or expressly permitted by the Merger Agreement, (iii) in connection with the BCIC Revolving Credit Agreement Amendment or the transactions contemplated thereby or (iv) with the prior written consent of the other parties to the Merger Agreement (and the consent of the TCPC Special Committee, in the case of TCPC, and the consent of the BCIC Special Committee, in the case of BCIC), which prior written consent will not be unreasonably delayed, conditioned or withheld, it will, and will cause each of its consolidated subsidiaries to, conduct its business in the ordinary course of business and consistent with past practice and each of BCIC’s and TCPC’s investment objectives and policies as publicly disclosed, respectively, and use reasonable best efforts to maintain and preserve intact its business organization and existing business relationships.
In addition, before the completion of the Merger, each of TCPC and BCIC has agreed that, except as may be required by law or as expressly contemplated by the Merger Agreement or as set forth in its disclosure schedules, it will not, and will not permit any of its consolidated subsidiaries to, directly or indirectly, without the prior written consent of the BCIC Special Committee or the TCPC Special Committee, as applicable (which prior written consent will not be unreasonably delayed, conditioned or withheld):
•
other than, in the case of BCIC, pursuant to its dividend reinvestment plan, as in effect as of the date of the Merger Agreement, issue, deliver, sell or grant, or encumber or pledge, or authorize the creation of (i) any shares of its capital stock, (ii) any voting debt or other securities or (iii) any securities convertible into or exercisable or exchangeable for, or any other rights to acquire, any such shares or other securities;

•
(i) make, authorize, declare, pay or set aside any dividend in respect of, or declare or make any distribution on, any shares of its capital stock, except for (A) the authorization, announcement and payment of regular cash distributions payable on a quarterly basis consistent with past practices and such party’s investment objectives and policies as publicly disclosed, (B) the authorization and payment of any dividend or distribution necessary for it to maintain its qualification as a RIC or to avoid the imposition of any income or excise tax, as reasonably determined by BCIC or TCPC, as applicable, including to the extent BCIC or TCPC, as applicable, reasonably determines to declare any such dividends or distributions prior to its fiscal year end, (C) dividends payable by any of its direct or indirect wholly-owned consolidated subsidiaries to TCPC or BCIC, as applicable, or another direct or indirect wholly-owned consolidated subsidiary or (D), in the case of BCIC, the authorization and payment of any dividend or distribution necessary for such party to maintain its qualification as a RIC or to avoid the imposition of any income or excise tax, as reasonably determined by such party; (ii) adjust, split, combine, reclassify or take similar action with respect to any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock; or (iii) purchase, redeem or otherwise acquire, any shares of its capital stock or any rights, warrants or options to acquire, or securities convertible into, such capital stock;

•
sell, transfer, lease, mortgage, encumber or otherwise dispose of any of its assets or properties, except for (i) sales, transfers, leases, mortgages, encumbrances or other dispositions in the ordinary course of business consistent with past practices and such party’s investment objectives and policies as publicly disclosed, or (ii) encumbrances required to secure permitted indebtedness of it or any of its consolidated subsidiaries outstanding as of the date of the Merger Agreement pursuant to the terms of such permitted indebtedness as in effect as of the date of the Merger Agreement;

•
except for the Merger, acquire or agree to acquire all or any portion of the assets, business or properties of any other person or entity, whether by merger, consolidation, purchase or otherwise or make any other investments, except in a transaction conducted in the ordinary course of business consistent with past practices and such party’s investment objectives and policies as publicly disclosed;

•	amend any of its governing documents or similar governing documents of any of its consolidated subsidiaries;
•
implement or adopt any material change in its tax or financial accounting principles, practices or methods, other than as required by applicable law, GAAP, the SEC or applicable regulatory requirements;

•	hire any employees or establish, become a party to or commit to adopt any employee benefit plan or arrangement;
•
take any action or knowingly fail to take any action that would, or would reasonably be expected to materially delay or materially impede the ability of the parties to consummate the transactions contemplated by the Merger Agreement;

•	take any action, or knowingly fail to take any action, that is reasonably likely to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;
•
incur any indebtedness for borrowed money or guarantee any indebtedness of another person or entity, except for drawdowns with respect to any previously disclosed financing arrangements and obligations to fund commitments to portfolio companies entered into in the ordinary course of business and other permitted indebtedness;

•
make or agree to make any new capital expenditure, except for obligations to fund commitments to portfolio companies or investments in new portfolio companies, in each case, entered into in the ordinary course of business consistent with past practices and such party’s investment objectives and policies as publicly disclosed;

•
(i) file or amend any material tax return other than in the ordinary course of business and consistent with past practice; (ii) make, change or revoke any material tax election; or (iii) settle or compromise any material tax liability or refund;

•	take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to cause it to fail to qualify or not be subject to taxation as a RIC;
•
enter into any new line of business (except for any new or existing portfolio companies in which it or any of its subsidiaries has made or will make a debt or equity investment that is in the ordinary course of business consistent with past practices and such party’s investment objectives and policies as publicly disclosed and is, would or should be reflected in the schedule of investments included in its quarterly or annual periodic reports that are filed with the SEC);

•
other than (i) the BCIC Revolving Credit Agreement Amendment or (ii) in the ordinary course of business consistent with past practices and such party’s investment objectives and policies as publicly disclosed, enter into any material contract;

•
other than (i) in connection with the BCIC Revolving Credit Agreement Amendment or (ii) in the ordinary course of business consistent with past practices and such party’s investment objectives and policies as publicly disclosed, terminate, cancel, renew or agree to any material amendment of, change in or waiver under any material contract (other than material contracts related to permitted indebtedness);

•
settle any proceeding against it, except for proceedings that (i) are settled in the ordinary course of business consistent with past practice and its investment objectives and policies as publicly disclosed, in an amount not in excess of $250,000 in the aggregate (after reduction by any insurance proceeds actually received), (ii) would not impose any material restriction on the conduct of business of it or any of its consolidated subsidiaries or, after the Effective Time, TCPC, in the case of BCIC, the surviving company or any of their consolidated subsidiaries, and (iii) would not admit liability, guilt or fault;

•
pay, discharge or satisfy any indebtedness for borrowed money, other than the payment, discharge or satisfaction required pursuant to the terms of outstanding debt of such party or its consolidated subsidiaries as in effect as of the date of the Merger Agreement or cancel any material indebtedness;

•
except for the Merger, merge or consolidate TCPC or BCIC, as applicable, or any of its consolidated subsidiaries with any person or entity or enter into any other similar extraordinary corporate transaction with any person or entity, or adopt, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of it or any of its consolidated subsidiaries; or

•	agree to take, make any commitment to take, or adopt any resolutions of its board of directors authorizing, any of the foregoing actions.

Additional Agreements
Further Assurances; Regulatory Matters
The Merger Agreement contains covenants relating to the preparation of this document, the holding of the TCPC Special Meeting and the BCIC Special Meeting and obtaining certain regulatory and third party consents. The Merger Agreement obligates the parties to cooperate with each other and use reasonable best efforts to take, or cause to be taken, in good faith, all actions, and to do, or cause to be done, all things necessary, including to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals, confirmations and authorizations of all governmental entities and other third parties that are necessary or advisable to consummate the transactions contemplated by the Merger Agreement (including the Merger) in the most expeditious manner practicable, and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all governmental entities or other third parties. In furtherance thereof, TCPC and BCIC have agreed to cooperate with each other and use reasonable best efforts to take, or cause to be taken all actions, and to do, or cause to be done, all things necessary for the effectiveness of the BCIC Revolving Credit Agreement Amendment, which is a condition to closing for each party to the Merger Agreement.
The parties are required to file any required applications, notices or other filings under the HSR Act as promptly as practicable. In connection with such filings, the parties are required to use reasonable best efforts to cooperate with one another, to keep the other party informed of any communications received from governmental entities and permit the other party to review such communications. The parties must consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all governmental entities or other third parties necessary or advisable to consummate the transactions contemplated by the Merger Agreement, and each party must keep the other reasonably apprised of the status of matters relating to completion of the transactions contemplated by the Merger Agreement. The parties are not required to make payments or provide other consideration for the repayment, restructuring or amendment of terms of indebtedness in connection with the transactions contemplated by the Merger Agreement (including the Merger).
Stockholder Approval
BCIC has agreed to hold the BCIC Special Meeting as promptly as practicable following the effectiveness of the registration statement of which this joint proxy statement/prospectus forms a part for the purpose of obtaining the approval of BCIC Stockholders of the BCIC Merger Proposal. BCIC will be required to use its reasonable best efforts to obtain from BCIC Stockholders the vote required to approve the BCIC Merger Proposal, unless the BCIC Board makes a BCIC Adverse Recommendation Change (as defined below).
Similarly, TCPC has agreed to hold the TCPC Special Meeting as promptly as practicable following the effectiveness of the registration statement of which this joint proxy statement/prospectus forms a part for the purpose of obtaining the approval of the TCPC Stock Issuance Proposal. TCPC will be required to use its reasonable best efforts to obtain from TCPC Stockholders the vote required to approve the TCPC Stock Issuance Proposal, unless the TCPC Board makes a TCPC Adverse Recommendation Change (as defined below).
Nasdaq Listing
TCPC is required to use reasonable best efforts to cause the shares comprising the Merger Consideration to be approved for listing on the Nasdaq Global Select Market, subject to official notice of issuance, at or prior to the Effective Time.
Indemnification; Directors’ and Officers’ Insurance
TCPC has agreed to indemnify, defend and hold harmless, and advance expenses, to the present and former directors and officers of BCIC or any of its consolidated subsidiaries (collectively, the “D&O Indemnified Parties”) against all costs or expenses (including, but not limited to, reasonable attorneys’ fees actually incurred, reasonable experts’ fees, reasonable travel expenses, court costs, transcript fees and telecommunications, postage and courier charges), judgments, fines, losses, claims, damages penalties, amounts paid in settlement or other liabilities in connection with any proceeding arising with respect to all acts or omissions in such capacities at any time at or prior to the Effective Time (including any matters arising in connection with the Merger Agreement or the transactions contemplated thereby), to the fullest extent permitted by applicable law. If an indemnified liability arises, (i) TCPC has agreed to advance to the applicable D&O Indemnified Party, upon request, reimbursement of documented expenses reasonably and actually incurred so long as such D&O Indemnified Party, or someone on his or her behalf, undertakes to repay such advanced expenses if he or she is ultimately determined to be not entitled to indemnification and such D&O Indemnified Party complies with other applicable provisions imposed under the 1940 Act and interpretations thereof by the SEC or its staff and (ii) TCPC and the applicable D&O Indemnified Party will cooperate in the defense of such matter.
Prior to the Effective Time, BCIC has agreed to add an endorsement to its existing directors’ and officers’ insurance policy which will provide coverage for the existing BCIC directors and officers for a period of six (6) years from the Effective Time and will cover wrongful acts and omissions committed prior to the Effective Time.
No Solicitation
Each of BCIC and TCPC has agreed to, and to cause its affiliates, consolidated subsidiaries, and its and each of their respective officers, directors, trustees, managers, employees, consultants, financial advisors, attorneys, accountants and other advisors, representatives and agents to, immediately cease and cause to be terminated all discussions or negotiations with respect to, or that are intended to or could reasonably be expected to lead to, a “Takeover Proposal” (as described below) from a third party and not to: (i) directly or indirectly solicit or take any other action (including by providing information) designed to, or which could reasonably be expected to, facilitate any inquiries or the making or submission or implementation of any proposal or offer (including any proposal or offer to its stockholders) with respect to any Takeover Proposal; (ii) approve, publicly endorse or recommend or enter into any agreement, arrangement, discussions or understandings with respect to any Takeover Proposal or enter into any contract or understanding requiring it to abandon, terminate or fail to consummate, or that is intended to or that could reasonably be expected to result in the abandonment of, termination of or failure to consummate, the Merger or any other transaction contemplated by the Merger Agreement; (iii) initiate or participate in any way in any negotiations or discussions regarding, or furnish or disclose to any person or entity (other than TCPC, BCIC and their respective affiliates or representatives) any information with respect to, or take any other action to facilitate or in furtherance of any inquiries or the making of any proposal that constitutes, or could reasonably be expected to lead to, any Takeover Proposal; (iv) publicly propose or publicly announce an intention to take any of the foregoing actions; or (v) grant any (x) approval pursuant to any takeover statute to any person or entity (other than TCPC, BCIC and or its respective affiliates) or with respect to any transaction (other than the transactions contemplated by the Merger Agreement) or (y) waiver or release under any standstill or any similar agreement with respect to equity securities of BCIC or TCPC, as applicable. If BCIC or TCPC receives a Takeover Proposal or similar request for information, it must notify TCPC or BCIC, as applicable, as promptly as reasonably practicable (and in any event within twenty-four (24) hours), provide the other party with copies of any written materials received by it or its representatives in connection therewith and the identity of the potential acquirer, and keep the other party informed on a reasonably current basis of the status (including the status of negotiations) of such Takeover Proposal or similar request for information.
Takeover Proposals
BCIC Takeover Proposals
If, prior to the BCIC Special Meeting, (i) BCIC receives a bona fide unsolicited Takeover Proposal from a third party, (ii) the BCIC Special Committee determines in good faith, after consultation with its outside legal counsel and, in the case of financial matters, its financial advisor, that (x) failure to consider such Takeover Proposal would be reasonably likely to be inconsistent with the BCIC directors’ fiduciary duties under applicable law and (y) such Takeover Proposal constitutes or is reasonably likely to result in a “BCIC Superior Proposal” (as described below); and (iii) BCIC gives TCPC written notice of its intention to engage in negotiations or discussions with the person making such Takeover Proposal at least two (2) business days’ before engaging in such negotiations or discussions (with such written notice specifying the identity of the third party making such Takeover Proposal, the terms and conditions of such Takeover Proposal and BCIC’s intention to furnish information to, or participate in discussions or negotiations with, such third party), then BCIC may engage in discussions and negotiations with such third party (and only such third party) and may adopt, approve or recommend, or publicly propose to adopt, approve or recommend such Takeover Proposal, including entering into an agreement with respect thereto (collectively, a “Takeover Approval”), so long as certain notice and other procedural requirements are satisfied, including providing notice to TCPC within twenty-four (24) hours after determining that a Takeover Proposal constitutes a BCIC Superior Proposal.

In addition, BCIC may take other actions if the BCIC Special Committee determines, after consultation with its outside counsel, that the continued recommendation of the BCIC Merger Proposal to BCIC Stockholders would be reasonably likely to be inconsistent with the BCIC directors’ fiduciary duties under applicable law as a result of a BCIC Superior Proposal, including withdrawing, qualifying, or modifying (in a manner adverse to TCPC), or publicly proposing to withdraw, qualify or modify (in a manner adverse to TCPC), the recommendation of the BCIC Board that BCIC Stockholders adopt the Merger Agreement and approve the transactions contemplated thereby or taking any other action inconsistent with such recommendation (collectively with any Takeover Approval, a “BCIC Adverse Recommendation Change”). BCIC may terminate the Merger Agreement and enter into an agreement with a third party who has made a BCIC Superior Proposal, subject to negotiating in good faith to amend the Merger Agreement so that the BCIC Superior Proposal is no longer deemed a BCIC Superior Proposal and satisfying certain other procedural requirements. Nothing in the Merger Agreement will prohibit or restrict the BCIC Board from withdrawing or qualifying or publicly proposing to withdraw or qualify the approval, adoption, recommendation or declaration of the advisability of the BCIC Merger Proposal in response to an Intervening Event, subject to the procedures set forth in the Merger Agreement.
Other than as described above, neither BCIC nor the BCIC Board may make any BCIC Adverse Recommendation Change, and no BCIC Adverse Recommendation Change will change the approval of the BCIC Merger Proposal, including in any respect that would have the effect of causing any takeover statute or similar statute to be applicable to the transactions contemplated by the Merger Agreement.
TCPC Takeover Proposals
If, prior to the TCPC Special Meeting, (i) TCPC receives a bona fide unsolicited Takeover Proposal from a third party, (ii) the TCPC Special Committee determines in good faith, after consultation with its outside legal counsel and, in the case of financial matters, its financial advisor, that (x) failure to consider such Takeover Proposal would be reasonably likely to be inconsistent with the TCPC directors’ fiduciary duties under applicable law and (y) such Takeover Proposal constitutes or is reasonably likely to result in a “TCPC Superior Proposal” (as described below); and (iii) TCPC gives BCIC written notice of its intention to engage in negotiations or discussions with the person making such Takeover Proposal at least two (2) business days’ before engaging in such negotiations or discussions (with such written notice specifying the identity of the third party making such Takeover Proposal, the terms and conditions of such Takeover Proposal and TCPC’s intention to furnish information to, or participate in discussions or negotiations with, such third party) then TCPC may engage in discussions and negotiations with such third party and effect a Takeover Approval so long as certain notice and other procedural requirements are satisfied, including providing notice to BCIC within twenty-four (24) hours after determining that a Takeover Proposal constitutes a TCPC Superior Proposal.
In addition, TCPC may take other actions if the TCPC Special Committee determines, after consultation with its outside counsel, that the continued recommendation of the TCPC Stock Issuance Proposal to TCPC Stockholders would be reasonably likely to be inconsistent with the TCPC directors’ fiduciary duties under applicable law as a result of a TCPC Superior Proposal, including withdrawing, qualifying, or modifying (in a manner adverse to BCIC), or publicly proposing to withdraw, qualify or modify (in a manner adverse to BCIC), the recommendation of the TCPC Board that TCPC Stockholders approve the TCPC Stock Issuance Proposal or taking any other action inconsistent with such recommendation (collectively with any Takeover Approval, a “TCPC Adverse Recommendation Change”). TCPC may terminate the Merger Agreement and enter into an agreement with a third party who has made a TCPC Superior Proposal, subject to negotiating in good faith to amend the Merger Agreement so that the TCPC Superior Proposal is no longer deemed a TCPC Superior Proposal and satisfying certain other procedural requirements. Nothing in the Merger Agreement will prohibit or restrict the TCPC Board from withdrawing or qualifying or publicly proposing to withdraw or qualify the approval, adoption, recommendation or declaration of the advisability of the TCPC Stock Issuance Proposal in response to an Intervening Event, subject to the procedures set forth in the Merger Agreement.
Other than as described above, neither TCPC nor the TCPC Board may make any TCPC Adverse Recommendation Change, and no TCPC Adverse Recommendation Change will change the approval of the TCPC Stock Issuance Proposal, including in any respect that would have the effect of causing any takeover statute or similar statute to be applicable to the transactions contemplated by the Merger Agreement.

Related Definitions
For purposes of the Merger Agreement:
•
“Takeover Proposal” means any inquiry, proposal, discussions, negotiations or offer from any person or group of persons (other than TCPC or BCIC or any of their respective affiliates) (a) with respect to a merger, consolidation, tender offer, exchange offer, stock acquisition, asset acquisition, share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or similar transaction involving BCIC or TCPC, as applicable, or any of such party’s consolidated subsidiaries or (b) relating to any direct or indirect acquisition, in one transaction or a series of transactions, of (i) assets or businesses (including any mortgage, pledge or similar disposition thereof but excluding any bona fide financing transaction) that constitute or represent, or would constitute or represent if such transaction is consummated, 25% or more of the total assets, net revenue or net income of BCIC or TCPC, as applicable, and its respective consolidated subsidiaries, taken as a whole, or (ii) 25% or more of the outstanding shares of capital stock of, or other equity or voting interests in, BCIC or TCPC, as applicable, or in any of its consolidated subsidiaries, in each case other than the Merger and the other transactions contemplated by the Merger Agreement.

•
“BCIC Superior Proposal” means a bona fide written Takeover Proposal that was not knowingly solicited by, or the result of any knowing solicitation by, BCIC or any of its consolidated subsidiaries or by any of their respective affiliates or representatives in violation of the Merger Agreement, made by a third party that would result in such third party becoming the beneficial owner, directly or indirectly, of more than 75% of the total voting power of BCIC or more than 75% of the assets of BCIC on a consolidated basis (a) on terms which the BCIC Board determines in good faith to be superior for BCIC Stockholders (in their capacity as stockholders), taken as a group, from a financial point of view as compared to the Merger (after giving effect to any alternative proposed by TCPC), (b) that is reasonably likely to be consummated (taking into account, among other things, all legal, financial, regulatory and other aspects of the proposal, including any conditions, and the identity of the offeror) in a timely manner and in accordance with its terms and (c) in respect of which any required financing has been determined in good faith by the BCIC Board (upon the recommendation of the BCIC Special Committee) to be reasonably likely to be obtained, as evidenced by a written commitment of a reputable financing source.

•
“TCPC Superior Proposal” means a bona fide written Takeover Proposal that was not knowingly solicited by, or the result of any knowing solicitation by, TCPC or any of its consolidated subsidiaries or by any of their respective affiliates or representatives in violation of the Merger Agreement, made by a third party that would result in such third party becoming the beneficial owner, directly or indirectly, of more than 75% of the total voting power of TCPC or more than 75% of the assets of TCPC on a consolidated basis (a) on terms which the TCPC Board determines in good faith to be superior for TCPC Stockholders (in their capacity as stockholders), taken as a group, from a financial point of view as compared to the Merger (after giving effect to any alternative proposed by BCIC), (b) that is reasonably likely to be consummated (taking into account, among other things, all legal, financial, regulatory and other aspects of the proposal, including any conditions, and the identity of the offeror) in a timely manner and in accordance with its terms and (c) in respect of which any required financing has been determined in good faith by the TCPC Board (upon the recommendation of the TCPC Special Committee) to be reasonably likely to be obtained, as evidenced by a written commitment of a reputable financing source.

•
“Intervening Event” means with respect to any party any event, change or development first occurring or arising after the date of the Merger Agreement that is material to, as applicable, TCPC and its consolidated subsidiaries, taken as a whole, or BCIC and its consolidated subsidiaries, taken as whole, that (i) was not known to, or reasonably foreseeable by, the party’s board of directors, as of or prior to the date of the Merger Agreement and (ii) did not result from or arise out of the announcement or pendency of, or any actions required to be taken by such party (or to be refrained from being taken by such party) pursuant to, the Merger Agreement; provided, however, that in no event will the following events, circumstances, or changes in circumstances constitute an Intervening Event: (a) the receipt, existence, or terms of a Takeover Proposal or any matter relating thereto or consequence thereof or any inquiry, proposal, offer, or transaction from any third party relating to or in connection with a transaction of the nature described in the definition of “Takeover Proposal” (which, for the purposes of the Intervening Event definition, will be read without reference to the percentage thresholds set forth in the definition thereof); (b) any change in the price, or change in trading volume, of the TCPC Common Stock or BCIC Common Stock or any changes in credit ratings and any changes in any analysts’ recommendations or ratings with respect to TCPC or BCIC; (c) any failure, in and of itself, by TCPC or BCIC to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period; (d) any changes in general economic, social or political conditions or the financial markets in general; and (e) general changes or developments in the industries in which the applicable party and its Consolidated Subsidiaries operate, including general changes in Law after the date hereof across such industries; provided, however, that the exceptions in clause (b) and clause (c) do not apply to the underlying causes giving rise to or contributing to such change or prevent any of such underlying causes from being taken into account in determining whether an Intervening Event has occurred unless such underlying causes are otherwise excluded from the definition of Intervening Event.
Access to Information
Upon reasonable notice, except as may otherwise be restricted by applicable law, each of TCPC and BCIC will, and will cause its consolidated subsidiaries to, afford to the directors, officers, accountants, counsel, advisors and other representatives of the other party, reasonable access, during normal business hours during the period prior to the Effective Time, to its properties, books, contracts, and records and, during such period, such party will, and will cause its consolidated subsidiaries to, make available (including via EDGAR) to the other party all other information concerning its business and properties as the other party may reasonably request, subject to certain exceptions relating to confidentiality and attorney-client privilege.
Publicity
BCIC and TCPC each will consult with the other before issuing or causing the publication of any press release or other public announcement with respect to the Merger Agreement, the Merger or the transactions contemplated by the Merger Agreement, except as may be required by applicable law or the rules and regulations of Nasdaq and, to the extent practicable, before such press release or disclosure is issued or made, TCPC or BCIC, as applicable, will use commercially reasonable efforts to advise the other party of, and consult with the other party regarding, the text of such disclosure, subject to certain exceptions.
Takeover Statutes and Provisions
Neither TCPC nor BCIC will take any action that would cause the transactions contemplated by the Merger Agreement to be subject to the requirements imposed by any takeover statute, and each of TCPC and BCIC will take all necessary steps within its control to exempt such transactions from, or if necessary, challenge the validity or applicability of, any applicable takeover statute.
Tax Matters
TCPC and BCIC will each obtain the opinion of Skadden (or, if Skadden is unable or unwilling to render such an opinion, the written opinion of or another nationally recognized counsel as may be reasonably acceptable to such party), addressed to TCPC and BCIC, respectively, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion that are consistent with the state of facts existing at the Closing Date, the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinions, tax counsel may rely upon the tax representation letters provided by TCPC and BCIC.
During the period through the Effective Time, except as expressly contemplated or permitted by the Merger Agreement, (i) BCIC will not, and will not permit any of its consolidated subsidiaries to, directly or indirectly, without the prior written consent of TCPC take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to cause BCIC to fail to qualify as a RIC, and (ii) TCPC will not, and will not permit any of its consolidated subsidiaries to, directly or indirectly, without the prior written consent of BCIC, take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to cause TCPC to fail to qualify as a RIC.
Unless otherwise required by applicable law or administrative action, (i) each of BCIC, TCPC and Merger Sub will use its reasonable best efforts to cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and that each of BCIC and TCPC will be a “party to a reorganization” within the meaning of Section 368(b) of the Code, including by not taking any action that such party knows is reasonably likely to prevent such qualification; and (ii) each of BCIC, TCPC and Merger Sub will report the Merger for U.S. federal income tax purposes in a manner consistent with a “reorganization” within the meaning of Section 368(a) of the Code and that each of BCIC and TCPC will be a “party to a reorganization” within the meaning of Section 368(b) of the Code unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.
Stockholder Litigation
The parties to the Merger Agreement will reasonably cooperate and consult with one another in connection with defense and settlement of any proceeding by BCIC Stockholders or TCPC Stockholders against any of them or any of their respective directors, officers or affiliates with respect to the Merger Agreement or the transactions contemplated thereby, and each of BCIC and TCPC will keep the other party reasonably informed of any material developments in connection with any such proceeding brought by its stockholders and will not settle any such proceeding without the prior written consent of the other party (such consent not to be unreasonably delayed, conditioned or withheld).
No Other Representations or Warranties
The parties have acknowledged and agreed that except for the representations and warranties contained in the Merger Agreement, none of TCP, BCIA, BCIC, TCPC or any of BCIC’s or TCPC’s respective consolidated subsidiaries or any other person or entity acting on behalf of the foregoing makes any representation or warranty, express or implied.
Termination of BCIC Agreements
Immediately prior to the occurrence of the Effective Time the BCIC Investment Advisory Agreement and the BCIC Administration Agreement will be automatically terminated and of no further force and effect.
Coordination of Dividends
TCPC and BCIC will coordinate with each other in designating the record and payment dates for any quarterly dividends or distributions to its stockholders declared in accordance with the Merger Agreement in any calendar quarter in which the Closing Date might reasonably be expected to occur, and neither TCPC nor BCIC will authorize or declare any dividend or distributions to its stockholders after the Determination Date at any time on or before the Closing Date. In the event that a dividend or distribution with respect to shares of BCIC Common Stock permitted under the terms of the Merger Agreement has (i) a record date prior to the Effective Time and (ii) not been paid as of the Effective Time, the holders of shares of BCIC Common Stock will be entitled to receive such dividend or distribution within a reasonable period after the time such shares are exchange pursuant to the Merger Agreement.
Conditions to Closing the Merger
Conditions to Each Party’s Obligations to Effect the Merger
The obligations of TCPC and BCIC to complete the Merger are subject to the satisfaction or, other than with respect to the first bullet point below, waiver at or prior to the Effective Time of the following conditions:
•
the required approvals of TCPC Stockholders and BCIC Stockholders, including, with respect to TCPC, the TCPC Stock Issuance Proposal and, with respect to BCIC, the BCIC Merger Proposal, are obtained at their respective stockholder meetings;

•	the shares of TCPC Common Stock to be issued in connection with the Merger have been authorized for listing on Nasdaq, subject to official notice of issuance;
•
the registration statement, of which this joint proxy statement/prospectus forms a part, has become effective and no stop order suspending its effectiveness has been issued and no proceedings for that purpose have been initiated by the SEC, and any necessary state securities or “blue sky” authorizations have been received;

•
no order issued by any court or agency of competent jurisdiction or other law preventing, enjoining, restraining or making illegal the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement is in effect;

•
all regulatory approvals required by applicable law to consummate the transactions contemplated by the Merger Agreement have been obtained and remain in full force and effect and all statutory waiting periods required by applicable law in respect thereof have expired (including expiration of the applicable waiting period under the HSR Act), and each of the approvals set forth on the disclosure schedules to the Merger Agreement, if any, have been obtained and remain in full force and effect;
•
no proceeding by any governmental entity of competent jurisdiction is pending that challenges the Merger or any of the other transactions contemplated by the Merger Agreement or that otherwise seeks to prevent, enjoin, restrain or make illegal the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement;

•	the determination of both the Closing TCPC Net Asset Value and the Closing BCIC Net Asset Value has been completed in accordance with the Merger Agreement;
•
each of the documents and the instruments referred to in the Merger Agreement (including the Fee Waiver Agreement and the Amended TCPC Investment Advisory Agreement) other than the BCIC Revolving Credit Agreement and the BCIC Revolving Credit Agreement Amendment (which are addressed below) are in full force and effect; and

•
the “Extension Amendments Effective Date” (as defined in the BCIC Revolving Credit Agreement Amendment) has occurred and the BCIC Revolving Credit Agreement Amendment is otherwise in full force and effect at the time of (and immediately after giving effect to) the closing of the Merger. As of the time of the filing of this joint proxy statement/prospectus, the “Extension Amendments Effective Date” (as defined in the BCIC Revolving Credit Agreement Amendment) already occurred on the date of the Merger Agreement and the BCIC Revolving Credit Agreement Amendment is otherwise in full force and effect. The BCIC Revolving Credit Agreement Amendment, effective as of the Extension Amendments Effective Date, among other things, (i) extends the revolving commitments termination date and the maturity date under the BCIC Revolving Credit Agreement, (ii) reduces pricing under the BCIC Revolving Credit Agreement and (iii) permits the Merger.

Conditions to Obligations of TCPC and Merger Sub to Effect the Merger
The obligations of TCPC and Merger Sub to effect the Merger are also subject to the satisfaction, or waiver by TCPC, at or prior to the Effective Time, of the following conditions:
•	the representations and warranties of BCIC pertaining to:
(1)
the capitalization of BCIC are true and correct in all respects (other than de minimis inaccuracies) as of the date of the Merger Agreement and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty is true and correct as of such earlier date);

(2)
absence of events that would, individually or in the aggregate, reasonably be expected to have a material adverse effect with respect to BCIC are true and correct in all respects as of the date of the Merger Agreement and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty is true and correct as of such earlier date);

(3)
authority, no violation, brokers, appraisal rights and valuation of investments are true and correct in all material respects as of the date of the Merger Agreement and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty is true and correct as of such earlier date); and

(4)
all other representations contained in the Merger Agreement are true and correct, without giving effect to any materiality or material adverse effect qualifications stated therein, as of the date of the Merger Agreement and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty is true and correct as of such earlier date); provided that this condition will be deemed satisfied even if any such representations and warranties of BCIC are not so true and correct, unless the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect with respect to BCIC; and TCPC has received a certificate signed on behalf of BCIC by the Chief Executive Officer or Chief Financial Officer of BCIC to such effect;

•
the representations and warranties of TCP are true and correct, without giving effect to any materiality or material adverse effect qualifications stated therein, as of the date of the Merger Agreement and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty is true and correct as of such earlier date); provided that this condition will be deemed satisfied even if any such representations and warranties of TCP are not so true and correct, without regard to any material adverse effect or other materiality qualification to such representations and warranties, unless the failure of such representations and warranties of TCP to be so true and correct, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect with respect to TCPC; and TCPC has received a certificate signed on behalf of TCP by an authorized officer of TCP to the effect that such conditions have been satisfied;

•
BCIC has performed in all material respects all obligations required to be performed by it under the Merger Agreement at or prior to the Effective Time, and TCPC has received a certificate signed on behalf of BCIC by the Chief Executive Officer or Chief Financial Officer of BCIC to such effect;

•
since the date of the Merger Agreement, there has not occurred any condition, change or event that, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect in respect of BCIC; and

•
TCPC has received the opinion of Skadden (or, if Skadden is unable or unwilling to render such an opinion, the written opinion of another nationally recognized counsel as may be reasonably acceptable to TCPC) substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion that are consistent with the state of facts existing at the Closing Date, the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, tax counsel may rely upon the tax representation letters provided by TCPC and BCIC.

Conditions to Obligations of BCIC to Effect the Merger
The obligation of BCIC to effect the Merger is also subject to the satisfaction, or waiver by BCIC, at or prior to the Effective Time, of the following conditions:
•	the representations and warranties of TCPC and Merger Sub pertaining to:
(1)
the capitalization of TCPC are true and correct in all respects (other than de minimis inaccuracies) as of the date of the Merger Agreement and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty is true and correct as of such earlier date);

(2)
absence of events that would, individually or in the aggregate, reasonably be expected to have a material adverse effect with respect to TCPC are true and correct in all respects as of the date of the Merger Agreement and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty is true and correct as of such earlier date);

(3)
authority, no violation and brokers are true and correct in all material respects as of the date of the Merger Agreement and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty is true and correct as of such earlier date); and

(4)
all other representations contained in the Merger Agreement are true and correct, without giving effect to any materiality or material adverse effect qualifications stated therein, as of the date of the Merger Agreement and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty is true and correct as of such earlier date); provided that this condition will be deemed satisfied even if any such representations and warranties of TCPC and Merger Sub are not so true and correct, unless the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect with respect to TCPC; and BCIC has received a certificate signed on behalf of TCPC by the Chief Executive Officer or Chief Financial Officer of TCPC and Merger Sub to such effect;

•
the representations and warranties of BCIA are true and correct, without giving effect to any materiality or material adverse effect qualifications stated therein, as of the date of the Merger Agreement and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty is true and correct as of such earlier date); provided that this condition will be deemed satisfied even if any such representations and warranties of BCIA are not so true and correct, without regard to any material adverse effect or other materiality qualification to such representations and warranties, unless the failure of such representations and warranties of BCIA to be so true and correct, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect with respect to BCIC; and BCIC has received a certificate signed on behalf of BCIA by an authorized officer of BCIA to the effect that such conditions have been satisfied;

•
each of TCPC and Merger Sub has performed in all material respects all obligations required to be performed by it under the Merger Agreement at or prior to the Effective Time, and BCIC has received a certificate signed on behalf of TCPC and Merger Sub by the Chief Executive Officer or Chief Financial Officer of TCPC to such effect;

•
since the date of the Merger Agreement, there has not occurred any condition, change or event that, individually or in the aggregate, has had or would reasonably be expected to have, a material adverse effect in respect of TCPC; and

•
BCIC has received the opinion of Skadden (or if Skadden is unable or unwilling to render such an opinion, the written opinion of another nationally recognized counsel as may be reasonably acceptable to BCIC) substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion that are consistent with the state of facts existing at the Closing Date, the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, tax counsel may rely upon the tax representation letters provided by TCPC and BCIC.

Frustration of Closing Conditions
None of TCPC, Merger Sub or BCIC may rely on the failure of any condition applicable to the other party to be satisfied to excuse performance by such party of its obligations under the Merger Agreement if such failure was caused by such party’s failure to act in good faith or use its commercially reasonable efforts to consummate the Merger and the transactions contemplated by the Merger Agreement.
Termination of the Merger Agreement
Right to Terminate
The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the BCIC Merger Proposal by BCIC Stockholders or the TCPC Stock Issuance Proposal by TCPC Stockholders:
•	by mutual consent of BCIC and TCPC by each of the BCIC Board (upon the recommendation of the BCIC Special Committee) and TCPC Board (upon the recommendation of the TCPC Special Committee);
•	by either BCIC (acting upon the recommendation of the BCIC Special Committee) or TCPC (acting upon the recommendation of the TCPC Special Committee), if:
•
any governmental entity that is required to grant a regulatory approval has denied approval of the transactions contemplated by the Merger Agreement (including the Merger) and such denial has become final and nonappealable, or any such governmental entity of competent jurisdiction takes any final and non-appealable action that permanently restrains, enjoins or prohibits the transactions contemplated by the Merger Agreement;

•
the Merger has not been completed on or before August 31, 2024 (the “Termination Date”); provided that the right to terminate the Merger Agreement on this basis will not be available to any party whose breach of any provision of the Merger Agreement results in the failure of the Merger to be consummated prior to the Termination Date;

•	the requisite BCIC Stockholder Approval, including approval of the BCIC Merger Proposal, is not obtained; or

•
the requisite TCPC Stockholder Approval, including approval of the TCPC Stock Issuance Proposal, is not obtained; provided, however, that the right to terminate the Merger Agreement pursuant to any of the foregoing will not be available to any party that has breached in any material respect its obligations in any manner that has been the principal cause of or resulted in the failure to consummate the transactions contemplated by the Merger Agreement;

•	by BCIC (acting upon the recommendation of the BCIC Special Committee), if:
•
TCPC or Merger Sub breaches any of their respective representations, warranties and covenants under the Merger Agreement, which breach, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of certain BCIC closing conditions, and such breach is not curable prior to the Termination Date or if curable prior to the Termination Date, has not been cured within thirty (30) days after the giving of notice thereof by BCIC to TCPC (provided that BCIC is not then in material breach so as to result in the failure of certain TCPC closing conditions);

•
at any time prior to obtaining approval of the TCPC Stock Issuance Proposal by TCPC Stockholders (A) a TCPC Adverse Recommendation Change and/or a Takeover Approval occurs, (B) TCPC fails to include in this joint proxy statement/prospectus the TCPC Board’s recommendation that TCPC Stockholders vote in favor of the TCPC Stock Issuance Proposal, (C) a Takeover Proposal is publicly announced and TCPC fails to issue, within ten (10) business days after such Takeover Proposal is announced, a press release that reaffirms the recommendation of the TCPC Board that TCPC Stockholders vote in favor of the TCPC Stock Issuance Proposal or (D) a tender or exchange offer relating to any shares of TCPC Common Stock has been commenced by a third party and TCPC does not send to TCPC Stockholders, within ten (10) business days after the commencement of such tender or exchange offer, a statement disclosing that the TCPC Board recommends rejection of such tender or exchange offer (the events described in this paragraph, an “Adverse TCPC Termination Event”);

•	TCPC breaches, in any material respect, its obligations relating to the solicitation and administration of Takeover Proposals from third parties; or
•
prior to obtaining approval of the BCIC Merger Proposal by BCIC Stockholders, (A) BCIC is not in material breach of any of the terms of the Merger Agreement, (B) the BCIC Board, upon the recommendation of the BCIC Special Committee, authorizes BCIC, subject to compliance with the terms of the Merger Agreement, to enter into, and BCIC enters into, a definitive contract with respect to a BCIC Superior Proposal and (C) the third party that made such BCIC Superior Proposal, prior to such termination, pays to TCPC in immediately available funds any fees required to be paid pursuant to the Merger Agreement (described below); and

•	by TCPC (acting upon the recommendation of the TCPC Special Committee), if:
•
BCIC breaches or any of its representations, warranties and covenants under the Merger Agreement, which breach, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of certain TCPC closing conditions, and such breach is not curable prior to the Termination Date or if curable prior to the Termination Date, has not been cured within thirty (30) days after the giving of notice thereof by TCPC to BCIC (provided that TCPC is not then in material breach so as to result in the failure of certain BCIC closing conditions);

•
at any time prior to obtaining approval of the BCIC Merger Proposal by BCIC Stockholders (A) a BCIC Adverse Recommendation Change and/or a Takeover Approval occurs, (B) BCIC fails to include in this joint proxy statement/prospectus the BCIC Board’s recommendation that BCIC Stockholders vote in favor of the BCIC Merger Proposal, including the Merger and the other transactions contemplated by the Merger Agreement, (C) a Takeover Proposal is publicly announced and BCIC fails to issue, within ten (10) business days after such Takeover Proposal is announced, a press release that reaffirms the recommendation of the BCIC Board that BCIC Stockholders vote in favor of the BCIC Merger Proposal, including the Merger and the other transactions contemplated by the Merger Agreement, or (D) a tender or exchange offer relating to any shares of BCIC Common Stock has been commenced by a third party and BCIC does not send to BCIC Stockholders, within ten (10) business days after the commencement of such tender or exchange offer, a statement disclosing that the BCIC Board recommends rejection of such tender or exchange offer (the events described in this paragraph, an “Adverse BCIC Termination Event”);
•	BCIC breaches, in any material respect, its obligations relating to the solicitation and administration of Takeover Proposals from third parties; or
•
prior to obtaining approval of the TCPC Stock Issuance Proposal by TCPC Stockholders, (A) TCPC is not in material breach of any of the terms of the Merger Agreement, (B) the TCPC Board, upon the recommendation of the TCPC Special Committee, authorizes TCPC, subject to compliance with the terms of the Merger Agreement, to enter into, and TCPC enters into, a definitive contract with respect to a TCPC Superior Proposal and (C) the third party that made such TCPC Superior Proposal, prior to such termination, pays to BCIC in immediately available funds any fees required to be paid pursuant to the Merger Agreement (described below).

Effect of Termination
If the Merger Agreement is terminated, it will become void and have no effect, and there will be no liability on the part of TCPC, Merger Sub, BCIC, or their respective affiliates or consolidated subsidiaries or any of their respective directors or officers, except that (1) TCPC and BCIC will remain liable to each other for any damages incurred or suffered by another party arising out of any willful or intentional breach of the Merger Agreement or a failure or refusal by a party to consummate the Merger Agreement and the transactions contemplated thereby when such party was obligated to do so in accordance with the terms of the Merger Agreement and (2) certain designated provisions of the Merger Agreement will survive the termination, including the confidentiality provisions.
Amendment of the Merger Agreement
The Merger Agreement may be amended by the parties, by action taken or authorized by their respective boards of directors, at any time before or after approval of the TCPC Stock Issuance Proposal by TCPC Stockholders or the BCIC Merger Proposal by BCIC Stockholders; provided that after any approval of the TCPC Stock Issuance Proposal by TCPC Stockholders or the BCIC Merger Proposal by BCIC Stockholders, there may not be, without further approval of such stockholders, any amendment of the Merger Agreement that requires such further approval under applicable law. The Merger Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties (acting upon the recommendation of the BCIC Special Committee, in the case of BCIC, or the TCPC Special Committee, in the case of TCPC).
Expenses and Fees
Subject to the expense sharing by the Advisors, as described below, all fees and expenses incurred by any party or any of its consolidated subsidiaries in connection with the Merger Agreement and the transactions contemplated thereby, including all (i) fees and expenses for financial advisory and legal services to each of BCIC and TCPC in connection with the Merger Agreement and any documents and agreements related thereto or the transactions contemplated thereby, (ii) fees and expenses incurred in connection with the BCIC Special Meeting or the TCPC Special Meeting, such as printing and mailing this joint proxy statement/prospectus and necessary ancillary documents, (iii) fees and expenses incurred in connection with soliciting and tabulating shareholder votes, including the cost of a proxy solicitation firm, (iv) fees and expenses incurred in connection with meetings of the BCIC Special Committee and the TCPC Special Committee, (v) fees and expenses incurred by the BCIC Board or the TCPC Board in connection with the transactions contemplated by the Merger Agreement, including legal, tax, and other outside advisors, travel and the maintenance of a virtual data room and (vi) fees and expenses incurred in connection with litigation relating to the transactions contemplated by the Merger Agreement will be, in each case, be paid by the party incurring such fees or expenses (or, in the case of Merger Sub and SVCP, TCPC), whether or not the Merger is consummated.
All fees and expenses (whether or not incurred or owed by TCPC or BCIC) related to (i) the drafting of the Merger Agreement and the other documents and agreements related thereto and the transactions contemplated thereby and the joint proxy statement/prospectus, (ii) filing and other fees paid to the SEC in connection with the transactions contemplated by the Merger Agreement, and (iii) filing and other fees incurred in connection with any filing under the HSR Act in connection with the transactions contemplated by the Merger Agreement will be borne by TCPC and BCIC on a pro rata basis based upon the relative net assets of TCPC and BCIC as of the date on which the Exchange Ratio is determined, subject to payment, offset or reimbursement by TCP or BCIA as described below.

TCP is required to, either through payment to the vendors or payees, through waiver or offset of fees owed to TCP or through reimbursement to TCPC, bear 50% of the aggregate reasonable out-of-pocket costs and expenses incurred by TCPC in connection with the Merger and BCIA is required to, either through payment to the vendors or payees, through waiver or offset of fees owed to BCIA or through reimbursement to BCIC, bear 50% of the aggregate reasonable out-of-pocket costs and expenses incurred by BCIC in connection with the Merger (in each case, as described above under “Expenses and Fees”), up to an aggregate amount equal to $6 million, except that if Closing does not occur because either the BCIC Stockholders fail to approve the BCIC Merger Proposal or the TCPC Stockholders fail to approve the TCPC Stock Issuance Proposal, then, such amount will be reduced to $3 million (such amount, the “Expense Limit”).
The Expense Limit will be allocated between TCPC and BCIC on a pro rata basis based upon the relative net assets of TCPC and BCIC as of the date on which the Exchange Ratio is determined, except that if (A) the aggregate expenses of either BCIC or TCPC, as applicable, to be reimbursed to or paid on behalf of such party pursuant to the foregoing paragraph exceeds such party’s pro rata share of the Expense Limit and (B) the aggregate expenses of the other party to be compensated pursuant to the foregoing paragraph, is less than such other party’s pro rata share of the applicable Expense Limit, then the portion of the Expense Limit not used by the party in the immediately preceding clause (B) is added to the Expense Limit of the other party in the immediately preceding clause (A). Other than as expressly set forth above, each of BCIC and TCPC are responsible for expenses in excess of the portion of the Expense Limit applicable to it whether or not the Closing occurs.

ACCOUNTING TREATMENT OF THE MERGER
Management of TCPC has performed an analysis and determined that the Merger is an asset acquisition and that TCPC is the accounting survivor. Therefore, the Merger will be accounted for under the asset acquisition method of accounting by TCPC in accordance with Accounting Standards Codification Topic 805-50, Business Combinations — Related Issues (“ASC 805-50”). Under asset acquisition accounting, acquiring assets in groups not only requires ascertaining the cost of the asset (or net assets), but also allocating that cost to the individual assets (or individual assets and liabilities) that make up the group. Per ASC 805-50-30-1, assets are recognized based on their cost to the acquiring entity, which generally includes transaction costs of the asset acquisition, and no gain or loss is recognized unless the fair value of noncash assets given as consideration differs from the assets’ carrying amounts on the acquiring entity’s records. ASC 805-50-30-2 provides that asset acquisitions in which the consideration given is cash are measured by the amount of cash paid. However, if the consideration given is not in the form of cash (that is, in the form of noncash assets, liabilities incurred, or equity interests issued), measurement is based on the cost to the acquiring entity or the fair value of the assets (or net assets) acquired, whichever is more clearly evident and, thus, more reliably measured.
In connection with the Merger, the outstanding shares of BCIC Common Stock will be exchanged for newly issued shares of TCPC Common Stock. The aggregate NAV of the TCPC Common Stock received by BCIC Stockholders in connection with the Merger will equal the aggregate NAV of shares of BCIC Common Stock held by BCIC Stockholders immediately prior to the Merger, less transaction costs and tax-related distributions, if any, and except that any quoted investments valued by reference to bid-ask prices will be valued at the mid-point of the bid-ask spread as reported by the pricing vendor or broker, such that the valuation treatment of such investments is consistent with the valuation policies of TCPC. Management of TCPC has determined the fair value of the shares of TCPC Common Stock to be issued pursuant to the Merger Agreement plus transaction costs (“purchase price”) to be most evident of fair value for measuring the consideration given in connection with the Merger. The consideration paid by TCPC will be allocated to the individual assets acquired or liabilities assumed based on their relative fair values of net identifiable assets acquired other than “non-qualifying” assets (for example, cash) and does not give rise to goodwill. To the extent that the purchase price does not closely approximate the NAV of TCPC Common Stock issued to holders of BCIC Common Stock at such time, the difference between the purchase price and the fair value of BCIC’s net assets acquired would result in a purchase discount or premium (henceforth referred to as the (“purchase discount (or premium)”)). The purchase discount (or premium) will be allocated to the acquired assets and assumed liabilities of BCIC based on their relative fair values as of the Closing Date. Immediately following the Merger, TCPC will record its investments, including the acquired BCIC investments, at their respective fair values and, as a result, the purchase discount (or premium) allocated to the cost basis of the investments acquired from BCIC will be recognized as unrealized appreciation (or depreciation). The purchase discount (or premium) allocated to the acquired BCIC investments in loans would accrete (or amortize) over the life of the loans through interest income with a corresponding reversal of the initial unrealized appreciation (or depreciation) on the acquired BCIC loans through their ultimate disposition. The purchase discount (or premium) allocated to the acquired BCIC investments in equity securities would not accrete (or amortize) over the life of the equity securities through interest income and, assuming no subsequent change to the fair value of the acquired BCIC equity securities and disposition of such equity securities at fair value, would be recognized as realized gain (or loss) with a corresponding reversal of the unrealized appreciation (or depreciation) upon disposition of such equity securities.
The final allocation of the purchase price will be determined after the Merger is completed and after completion of a final analysis to determine the estimated relative fair values of BCIC’s assets and liabilities. Increases or decreases in the estimated fair values of the net assets, commitments, and other items of BCIC as compared to the information shown in this joint proxy statement/prospectus may occur. As set forth in the Fee Waiver Agreement, TCP has agreed that, for the purposes of calculating net investment income and certain incentive fee calculations under the Amended TCPC Investment Advisory Agreement, TCP will exclude any amortization or accretion of any purchase premium or purchase discount to interest income or any gains and losses resulting solely from accounting adjustments to the cost basis of the BCIC assets acquired in the Merger as required under ASC 805.

U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following discussion is a general summary of U.S. federal income tax considerations generally applicable to the Merger and of an investment in shares of TCPC Common Stock by a BCIC Stockholder. This summary does not purport to be a complete description of the income tax consequences of the Merger or applicable to an investment in shares of TCPC Common Stock. No attempt is made to present a detailed explanation of all U.S. federal income tax aspects affecting TCPC, BCIC or their stockholders, and the discussion set forth herein does not constitute tax advice. No ruling has been or will be sought from the Internal Revenue Service (the “IRS”) regarding any matter discussed herein. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax aspects set forth below.
The discussion set forth herein does not constitute tax advice and stockholders are urged to consult their tax advisers to determine the specific U.S. federal, state, local and foreign tax consequences to them of the Merger and an investment in TCPC Common Stock in light of their particular circumstances.
This discussion addresses only those BCIC Stockholders that hold their common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment), and does not address all the U.S. federal income tax consequences that may be relevant to particular stockholders in light of their individual circumstances or to stockholders that are subject to special rules, including, without limitation:
•	tax-exempt organizations or governmental organizations;
•	insurance companies;
•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);
•	stockholders who hold their shares as part of a straddle or hedging or conversion transaction;
•	stockholders who purchase or sell shares as part of a wash sale;
•	brokers, dealers or traders in securities;
•	traders in securities that elect to use a mark-to-market method of accounting for securities holdings;
•	pension plans and trusts;
•	tax-qualified retirement plans;
•	real estate investment trusts;
•	other RICs;
•	banks, insurance companies and other financial institutions;
•	stockholders who own, actually or constructively, more than 5% of the stock of BCIC or TCPC;
•	stockholders that are required to include income at the time such income is taken into account under an applicable financial statement under Section 451(b);
•	U.S. stockholders whose functional currency is not the U.S. dollar;
•	non-U.S. stockholders engaged in a trade or business in the United States;
•	nonresident alien individuals who are present in the United States for 183 days or more in a taxable year;
•	persons who have ceased to be U.S. citizens or to be taxed as residents of the United States; or
•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax.
In addition, the discussion does not address any alternative minimum tax, gift or estate tax, or any state, local or foreign tax consequences of the Merger or an investment in TCPC stock, nor does it address any tax consequences arising under Medicare tax on net investment income.

For purposes of this discussion, a “U.S. stockholder” or “U.S. holder” is a beneficial owner of BCIC Common Stock or TCPC Common Stock (as applicable) who for U.S. federal income tax purposes is:
(1)	an individual who is a citizen or resident of the United States;
(2)	a corporation, or an entity treated as a corporation, created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;
(3)
a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of the trust or (b) such trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person; or

(4)	an estate, the income of which is subject to U.S. federal income tax on its income regardless of its source.
For purposes of this discussion, a “non-U.S. stockholder” is a beneficial owner of BCIC Common Stock or TCPC Common Stock (as applicable) that is not a U.S. stockholder or an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes.
The tax treatment of a partner in a partnership (or an entity or arrangement treated as a partnership) generally will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. A BCIC Stockholder that is a partner of a partnership is urged to consult its tax advisor.
The following discussion is based on the Code, its legislative history, existing and proposed U.S. Treasury regulations thereunder, published rulings, administrative pronouncements of the IRS and court decisions, all as currently in effect as of the date hereof, and all of which are subject to change or different interpretations, possibly with retroactive effect. Any such change could affect the continuing validity of this discussion. Each BCIC Stockholder is urged to consult its tax advisor with respect to the particular tax consequence of the Merger to such holder.
U.S. Federal Income Tax Consequences of the Merger
Qualification as a Reorganization
TCPC and BCIC intend for the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code. It is a condition to the obligation of TCPC and BCIC to consummate the Merger that each party obtain an opinion from Skadden (or, if Skadden is unable or unwilling to render such an opinion, the written opinion of another nationally recognized counsel as may be reasonably acceptable to such party) generally to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. These tax opinions will be conditioned on the accuracy of representations made by TCPC and BCIC regarding factual matters and covenants undertaken by TCPC and BCIC. If any assumption or representation is inaccurate, or any covenant is not complied with, the tax consequences of the Merger could differ from those described in the tax opinions and this discussion. These tax opinions will represent the legal judgment of counsel rendering the opinion based on then-existing law and will not be binding on the IRS or courts; there can be no assurance that the IRS would not assert, or that a court would not sustain, a position contrary to the conclusions set forth in the tax opinions. The remainder of this disclosure assumes that the Merger will qualify as a “reorganization” under Section 368(a) of the Code.
Tax Consequences of the Merger to TCPC and TCPC Stockholders
TCPC will not recognize any gain or loss as a result of the Merger and will generally inherit the historic tax bases and holding periods of BCIC with respect to the assets it acquires in the Merger and certain tax attributes of BCIC, such as capital loss carryforwards. The capital loss carryforwards (and certain unrealized built-in losses) inherited from BCIC are expected to be subject to tax loss limitation rules because BCIC will undergo an “ownership change” under Section 382 of the Code. As a result, the Code will generally limit the amount of pre-ownership change losses of BCIC that may be used to offset post-ownership change gains to a specific “annual loss limitation amount” (generally the product of (i) the fair market value of the stock of BCIC immediately prior to the Merger and (ii) a rate established by the IRS). Subject to certain limitations, any unused portion of these losses may be available in subsequent years. Although BCIC’s capital loss carryforwards (and unrealized built-in losses) may be subject to the tax loss limitation rules outlined above, it is currently expected that such tax loss limitation rules should not have a material adverse effect on the combined company’s utilization of BCIC’s losses as compared with what each company’s utilization of its own capital loss carryforward would be without the Merger. The ability of BCIC and TCPC (and the combined company) to utilize any losses now or in the future depends on many variables and assumptions and is therefore highly uncertain.

As the successor in the Merger, Merger Sub (and thus TCPC indirectly) will also generally be liable for unpaid taxes, including penalties and interest, if any, of BCIC. Each of TCPC and BCIC has operated in a manner that it believes has allowed it to qualify as RIC for U.S. federal income tax purposes under the Code and intends to continue to do so through and (with respect to TCPC) following the Merger. In order to qualify as a RIC, a corporation must satisfy numerous requirements relating to, among other things, the nature of its assets and income and its distribution levels. If BCIC or TCPC has failed or fails to qualify as a RIC for U.S. federal income tax purposes, the combined company may have significant tax liabilities, or may have to make significant distributions and pay penalty or excise taxes in order to maintain RIC qualification. These liabilities could substantially reduce the combined company’s cash available for distribution to its shareholders.
The Merger will not be a taxable event for TCPC Stockholders.
Tax Consequences of the Merger to BCIC
BCIC will generally not recognize gain or loss as a result of the Merger (except potentially in respect of any assets that are subject to mark-to-market tax accounting, if any). BCIC’s taxable year will end as a result of the Merger. Under applicable U.S. tax rules, BCIC generally will be required to declare to BCIC Stockholders of record one or more distributions of all of its previously undistributed net investment income and net realized capital gain (if any), in order to maintain BCIC’s treatment as a RIC with respect to its taxable year ending with the date of the Merger and to avoid being subject to any corporate-level U.S. federal income tax on its taxable income in respect of such taxable year (the “Final-Year Dividend”). Any such distribution, which would be paid prior to or shortly after the Merger, would generally be taxable to BCIC Stockholders and treated in the same manner as other distributions made by BCIC.
Tax Consequences of the Merger to BCIC Stockholders
BCIC Stockholders who receive shares of TCPC Common Stock in exchange for shares of BCIC Common Stock pursuant to the Merger generally will not recognize gain or loss for U.S. federal income tax purposes, other than for cash received in lieu of fractional shares of TCPC Common Stock. The aggregate basis of the shares of TCPC Common Stock received in the Merger will generally be the same as the aggregate basis of the BCIC Common Stock for which it is exchanged, decreased by any basis attributable to fractional interests in shares of TCPC Common Stock for which cash is received. The holding period of shares of TCPC Common Stock received in exchange for shares of BCIC Common Stock will generally include the holding period of the BCIC Common Stock for which it is exchanged.
If the BCIC Stockholder acquired different blocks of BCIC Common Stock at different times or at different prices, then the BCIC Stockholder’s basis and holding period in their shares of TCPC Common Stock will be determined by reference to each block of BCIC Common Stock exchanged.
A holder of BCIC Common Stock who receives cash instead of a fractional share of TCPC Common Stock will generally be treated as having received the fractional share pursuant to the Merger and then as having sold that fractional share of TCPC Common Stock for cash. As a result, a U.S. holder of BCIC Common Stock generally will recognize gain or loss equal to the difference between the amount of cash received and the basis in his or her fractional share interest. This gain or loss generally will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the Merger, the holding period for such shares (or, if applicable, block of shares) is greater than one year. The deductibility of capital losses is subject to limitations.
Each holder of BCIC Common Stock who is required to file a U.S. federal income tax return and who is a “significant holder” that receives TCPC Common Stock in the Merger will be required to file a statement with such U.S. federal income tax return in accordance with U.S. Treasury Regulations Section 1.368-3 setting forth such holder’s basis in, and the fair market value of, the BCIC Common Stock that is exchanged for TCPC Common Stock by such significant holder (in each case determined immediately prior to the exchange). A “significant holder” is a holder of BCIC Common Stock who, immediately before the Merger, owned at least 1% of the outstanding stock of BCIC or securities of BCIC with a basis for U.S. federal income tax purposes of at least $1,000,000.
The preceding discussion is intended only as a summary of material U.S. federal income tax considerations relevant to the Merger and does not address tax consequences that may vary with, or are contingent on, individual circumstances. Moreover, it does not address any non-income tax or any foreign, state or local tax consequences of the Merger. TCPC Stockholders and BCIC Stockholders are strongly urged to consult their tax advisors as to the specific tax consequences resulting from the Merger, including tax return reporting requirements, the applicability and effect of United States federal, state, local and other tax laws and the effect of any proposed changes in the tax laws.
U.S. Federal Income Taxation of an Investment in TCPC Common Stock
The following discussion is a general summary of the material U.S. federal income tax considerations applicable to TCPC, to TCPC’s qualification and taxation as a RIC for U.S. federal income tax purposes under Subchapter M of the Code, and to an investment in TCPC Common Stock received pursuant to the Merger.
Taxation of TCPC
TCPC has elected, and intends to continue following the Merger, to qualify to be taxed as a RIC under the Code. To continue to qualify as a RIC, TCPC must, among other things, (a) derive in each taxable year at least 90 percent of its gross income from dividends, interest (including tax-exempt interest), payments with respect to certain securities loans, gains from the sale or other disposition of stock, securities or foreign currencies, other income (including, but not limited to, gain from options, futures and forward contracts) derived with respect to its business of investing in stock, securities or currencies, or net income derived from an interest in a “qualified publicly traded partnership” (a “QPTP”); and (b) diversify its holdings so that, at the end of each quarter of each taxable year (i) at least 50% of the market value of its total assets is represented by cash and cash items, U.S. government securities, the securities of other RICs and other securities, with other securities limited, in respect of any one issuer, to an amount not greater than five percent of the value of its total assets and not more than 10 percent of the outstanding voting securities of such issuer, and (ii) not more than 25 percent of the market value of its total assets is invested in the securities (other than U.S. government securities and the securities of other RICs) (A) of any issuer, (B) of any two or more issuers that TCPC controls and that are determined to be engaged in the same business or similar or related trades or businesses, or (C) of one or more QPTPs. TCPC may generate certain income that might not qualify as good income for purposes of the 90% annual gross income requirement described above. TCPC will monitor its transactions to endeavor to prevent its disqualification as a RIC.
For purposes of determining whether TCPC satisfies the 90% gross income test described in clause (a) above, the character of its distributive share of items of income, gain and loss derived through any subsidiary or investment that is classified as a partnership for U.S. federal income tax purposes (other than a QPTP) generally will be determined as if TCPC realized such tax items directly. Similarly, for purposes of determining whether TCPC satisfies the asset diversification test described in clause (b) above, TCPC generally intends to “look through” any subsidiary or investment that is classified as a partnership for U.S. federal income tax purposes (other than a QPTP).
If TCPC fails to satisfy the 90% annual gross income requirement or the asset diversification requirements discussed above in any taxable year, TCPC may be eligible for relief provisions if the failures are due to reasonable cause and not willful neglect and if a penalty tax is paid with respect to each failure to satisfy the applicable requirements. Additionally, relief is provided for certain de minimis failures of the asset diversification requirements where TCPC corrects the failure within a specified period. If the applicable relief provisions are not available or cannot be met, all of TCPC’s income would be subject to corporate-level U.S. federal income tax as described below. TCPC cannot provide assurance that TCPC would qualify for any such relief should TCPC fail the 90% annual gross income requirement or the asset diversification requirements discussed above.
As a RIC, in any taxable year with respect to which TCPC timely distributes at least 90% of the sum of its (i) investment company taxable income (which includes, among other items, dividends, interest and the excess of any net short-term capital gain over net long-term capital loss and other taxable income (other than any net capital gain, as defined below), reduced by deductible expenses) determined without regard to the deduction for dividends and distributions paid and (ii) net tax exempt interest income (which is the excess of its gross tax exempt interest income over certain disallowed deductions), if any (the “Annual Distribution Requirement”), TCPC (but not its stockholders) generally will not be subject to U.S. federal income tax on investment company taxable income and net capital gain (generally, net long-term capital gain in excess of short-term capital loss) that TCPC distributes to its stockholders. TCPC intends to distribute annually all or substantially all of such income on a timely basis. To the extent that TCPC retains its net capital gain for investment or any investment company taxable income, TCPC will be subject to U.S. federal income tax at regular corporate income tax rates on the retained amount. TCPC may choose to retain its net capital gains for investment or any investment company taxable income, and pay the associated U.S. federal corporate income tax, including the excise tax described below.

TCPC will be dependent on its subsidiaries for cash distributions to enable it to meet the Annual Distribution Requirements. Certain subsidiaries may be limited by contractual provisions (including pursuant to credit agreements) or regulatory requirements from making distributions, which could cause TCPC to fail to make distributions sufficient to preserve RIC tax treatment or to avoid corporate-level income or excise taxes on undistributed income.
Amounts not distributed on a timely basis in accordance with a calendar year distribution requirement are subject to a nondeductible 4% excise tax payable by TCPC. To avoid this tax, TCPC must distribute (or be deemed to have distributed) during each calendar year an amount equal to the sum of:
(1)	at least 98% of its ordinary income (not taking into account any capital gains or losses) for the calendar year;
(2)
at least 98.2% of the amount by which its capital gains exceed its capital losses (adjusted for certain ordinary losses) for a one-year period generally ending on October 31 of the calendar year (unless an election is made by TCPC to use its taxable year); and

(3)	certain undistributed amounts from previous years on which TCPC paid no U.S. federal income tax.
While TCPC intends to distribute any income and capital gains in the manner necessary to minimize imposition of the 4% excise tax, sufficient amounts of its taxable income and capital gains may not be distributed to avoid entirely the imposition of the tax. In that event, TCPC will be liable for the tax only on the amount by which TCPC does not meet the foregoing distribution requirement.
If, in any particular taxable year, TCPC does not satisfy the Annual Distribution Requirement or otherwise were to fail to qualify as a RIC (for example, because TCPC fails the 90% annual gross income requirement described above), and relief is not available as discussed above, all of its taxable income (including its net capital gains) will be subject to tax at regular corporate rates without any deduction for distributions to stockholders, and distributions generally will be taxable to the stockholders as ordinary dividends to the extent of TCPC’s current or accumulated earnings and profits.
TCPC may decide to be taxed as a regular corporation even if TCPC would otherwise qualify as a RIC if TCPC determines that treatment as a corporation for a particular year would be in its best interests. Except as otherwise expressly indicated, the remainder of this discussion assumes TCPC will continue to qualify as a RIC.
As a RIC, TCPC is permitted to carry forward a net capital loss realized in a taxable year to offset its capital gain, if any, realized in future years. If future capital gain is offset by carried forward capital losses, such future capital gain is not subject to corporate-level U.S. federal income tax, regardless of whether it is distributed to stockholders. Accordingly, TCPC does not expect to distribute any such offsetting capital gain. A RIC cannot carry back or carry forward any net operating losses.
TCPC Investments
Certain of TCPC’s investment practices are subject to special and complex U.S. federal income tax provisions that may, among other things, (i) disallow, suspend or otherwise limit the allowance of certain losses or deductions, including the dividends received deduction, (ii) convert lower taxed long-term capital gain or qualified dividend income into higher taxed short-term capital gain or ordinary income, (iii) convert ordinary loss or a deduction into capital loss (the deductibility of which is more limited), (iv) cause TCPC to recognize income or gain without a corresponding receipt of cash, (v) adversely affect the time as to when a purchase or sale of stock or securities is deemed to occur, (vi) adversely alter the characterization of certain complex financial transactions and (vii) produce income that will not qualify as “good income” for purposes of the 90% annual gross income requirement described above. TCPC will monitor its transactions and may make certain tax elections and may be required to borrow money or dispose of securities to mitigate the effect of these rules and prevent its disqualification as a RIC.
Investments TCPC makes in securities issued at a discount or providing for deferred interest or PIK interest are subject to special tax rules that will affect the amount, timing and character of distributions to stockholders. For example, with respect to such securities, TCPC will generally be required to accrue daily as income a portion of the discount and to distribute such income on a timely basis each year to maintain its qualification as a RIC and to avoid U.S. federal income and excise taxes. Since in certain circumstances TCPC may recognize income before or without receiving cash representing such income, TCPC may have difficulty making distributions in the amounts necessary to satisfy the requirements for maintaining RIC status and for avoiding U.S. federal income and excise taxes.

Accordingly, TCPC may have to sell some of its investments at times TCPC would not consider advantageous, raise additional debt or equity capital or reduce new investment originations to meet these distribution requirements. If TCPC is not able to obtain cash from other sources, TCPC may fail to qualify as a RIC and thereby be subject to corporate-level income tax.
Furthermore, a portfolio company in which TCPC invests may face financial difficulty that requires TCPC to work-out, modify or otherwise restructure its investment in the portfolio company. Any such restructuring may result in unusable capital losses and future non-cash income. Any such restructuring may also result in TCPC’s recognition of a substantial amount of non-qualifying income for purposes of the 90% gross income requirement or its receiving assets that would not count toward the asset diversification requirements.
Gain or loss recognized by TCPC from warrants acquired by it as well as any loss attributable to the lapse of such warrants generally will be treated as capital gain or loss. Such gain or loss generally will be long-term or short-term, depending on how long TCPC held a particular warrant.
In the event TCPC invests in foreign securities, TCPC may be subject to withholding and other foreign taxes with respect to those securities. Stockholders will generally not be entitled to claim a U.S. foreign tax credit or deduction with respect to foreign taxes paid by TCPC.
If TCPC purchases shares in a “passive foreign investment company” (a “PFIC”), TCPC may be subject to U.S. federal income tax on a portion of any “excess distribution” or gain from the disposition of such shares even if such income is distributed by TCPC as a taxable dividend to its stockholders. Additional charges in the nature of interest may be imposed on TCPC in respect of deferred taxes arising from such distributions or gains. If TCPC invests in a PFIC and elects to treat the PFIC as a “qualified electing fund” under the Code (a “QEF”), in lieu of the foregoing requirements, TCPC will be required to include in income each year a portion of the ordinary earnings and net capital gain of the QEF, even if such income is not distributed to TCPC. Alternatively, TCPC can elect to mark-to-market at the end of each taxable year its shares in a PFIC; in this case, TCPC will recognize as ordinary income any increase in the value of such shares, and as ordinary loss any decrease in such value to the extent it does not exceed prior increases included in income. TCPC’s ability to make either election may depend on factors beyond its control. Under either election, TCPC may be required to recognize in a year income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during that year, and such income will nevertheless be subject to the Annual Distribution Requirement and will be taken into account for purposes of the 4% excise tax.
TCPC’s functional currency is the U.S. dollar for U.S. federal income tax purposes. Under Section 988 of the Code, gains or losses attributable to fluctuations in exchange rates between the time TCPC accrues income, expenses or other liabilities denominated in a foreign currency and the time TCPC actually collects such income or pays such expenses or liabilities are generally treated as ordinary income or loss. Similarly, gains or losses on foreign currency forward contracts and the disposition of debt denominated in a foreign currency, to the extent attributable to fluctuations in exchange rates between the acquisition and disposition dates, are also treated as ordinary income or loss.
If TCPC borrows money, TCPC may be prevented by loan covenants from declaring and paying dividends in certain circumstances. Limits on TCPC’s payment of dividends may prevent it from meeting the Annual Distribution Requirement, and may, therefore, jeopardize TCPC’s qualification for taxation as a RIC, or subject it to the 4% excise tax.
Even if TCPC is authorized to borrow funds and to sell assets in order to satisfy distribution requirements, under the 1940 Act, TCPC is not permitted to make distributions to its stockholders while its debt obligations and senior securities are outstanding unless certain “asset coverage” tests are met. This may also jeopardize TCPC’s qualification for taxation as a RIC or subject it to the 4% excise tax.
Moreover, TCPC’s ability to dispose of assets to meet its distribution requirements may be limited by (1) the illiquid nature of its portfolio and (2) other requirements relating to its status as a RIC, including the asset diversification requirements. If TCPC disposes of assets to meet the Annual Distribution Requirement, the asset diversification requirements, or the 4% excise tax, TCPC may make such dispositions at times that, from an investment standpoint, are not advantageous.
Some of the income that TCPC might otherwise earn, such as lease income, management fees, or income recognized in a work-out or restructuring of a portfolio investment, may not satisfy the 90% gross income requirement. To manage the risk that such income might disqualify TCPC as a RIC for a failure to satisfy the

90% gross income requirement, one or more of TCPC’s subsidiaries treated as U.S. corporations for U.S. federal income tax purposes may be employed to earn such income. Such corporations will be required to pay U.S. corporate income tax on their earnings, which ultimately will reduce the yield to investors on such income and fees.
Taxation of U.S. Stockholders
Distributions TCPC pays to U.S. stockholders from its ordinary income or from an excess of net short-term capital gain over net long-term capital loss (together referred to hereinafter as “ordinary income dividends”) are generally taxable to such U.S. stockholder’s as ordinary income to the extent of TCPC’s earnings and profits. Due to TCPC’s expected investments, in general, distributions will not be eligible for the dividends received deduction allowed to corporate stockholders and will not qualify for the reduced rates of tax for qualified dividend income allowed to individuals. Distributions made to U.S. stockholders from an excess of net long-term capital gain over net short-term capital loss (“capital gain dividends”), including capital gain dividends credited to such stockholders but retained by TCPC, are taxable to U.S. stockholders as long-term capital gain if they have been properly reported by TCPC, regardless of the length of time such U.S. stockholder has owned its TCPC shares. For non-corporate stockholders, long-term capital gains are currently taxed at preferential rates. Generally, following the end of each taxable year, U.S. stockholders will be provided with a written notice of the amount of any ordinary income dividends and capital gain dividends or other distributions. Distributions in excess of TCPC’s earnings and profits will first reduce the adjusted tax basis of a U.S. stockholder’s shares and, after the adjusted tax basis is reduced to zero, will constitute capital gain to such stockholder (assuming the shares are held as a capital asset).
In the event that TCPC retains any net capital gain, TCPC may designate the retained amounts as undistributed capital gain in a notice to its stockholders. If a designation is made, stockholders would include in income, as long-term capital gain, their proportionate share of the undistributed amounts, but would be allowed a credit or refund, as the case may be, for their proportionate share of the corporate tax paid by TCPC. A stockholder that is not subject to U.S. federal income tax or otherwise is not required to file a U.S. federal income tax return would be required to file a U.S. federal income tax return on the appropriate form in order to claim a refund for the taxes TCPC paid. In addition, the tax basis of shares owned by a stockholder would be increased by an amount equal to the difference between (i) the amount included in the stockholder’s income as long-term capital gain and (ii) the stockholder’s proportionate share of the corporate tax paid by TCPC.
Dividends and other taxable distributions are taxable to U.S. stockholders even though they are reinvested in additional shares of TCPC Common Stock. TCPC has the ability to declare a large portion of a dividend in shares of its stock. Under current guidance, as long as 20% of such dividend is available to be paid in cash and certain requirements are met, the entire distribution will be treated as a dividend for U.S. federal income tax purposes. As a result, TCPC stockholders will be taxed on 100% of the dividend in the same manner as a cash dividend, even though most of the dividend was paid in shares of its stock.
If TCPC pays a dividend in January which was declared in the previous October, November or December to stockholders of record on a specified date in one of these months, then the dividend will be treated for tax purposes as being paid by TCPC and received by such stockholders on December 31 of the year in which the dividend was declared.
A stockholder will recognize gain or loss on the sale or exchange of its common stock in an amount equal to the difference between the stockholder’s adjusted basis in the shares sold or exchanged and the amount realized on their disposition. Generally, gain recognized by a stockholder on the sale or other disposition of its common stock will result in capital gain or loss, and will be a long-term capital gain or loss if the shares have been held for more than one year at the time of sale. Any loss upon the sale or exchange of its shares held for six months or less will be treated as a long-term capital loss to the extent of any capital gain dividends received (including amounts credited as an undistributed capital gain dividend). A loss realized on a sale or exchange of its shares will be disallowed if other substantially identical shares are acquired (whether through the automatic reinvestment of dividends or otherwise) within a 61-day period beginning 30 days before and ending 30 days after the date that the shares are disposed of. In this case, the basis of the shares acquired will be adjusted to reflect the disallowed loss. Present law taxes both long-term and short-term capital gains of corporations at the rates applicable to ordinary income. The deductibility of capital losses is subject to limitations.
Noncorporate stockholders with income in excess of certain thresholds are, in general, subject to an additional tax on their “net investment income,” which ordinarily includes taxable distributions from TCPC and taxable gain on the disposition of TCPC Common Stock.

Under U.S. Treasury regulations, if a stockholder recognizes a loss with respect to shares of $2 million or more for a non-corporate stockholder or $10 million or more for a corporate stockholder in any single taxable year (or a greater loss over a combination of years), the stockholder must file with the IRS a disclosure statement on Form 8886. Direct stockholders of portfolio securities in many cases are excepted from this reporting requirement, but under current guidance, stockholders of a RIC are not excepted. Future guidance may extend the current exception from this reporting requirement to stockholders of most or all RICs. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Significant monetary penalties apply to a failure to comply with this reporting requirement. States may also have a similar reporting requirement. Stockholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.
Stockholders should consult their tax advisors with respect to the U.S. federal income tax and withholding tax, and state, local and foreign tax consequences of an investment in its shares.
Taxation of Non-U.S. Stockholders
The following discussion only applies to non-U.S. stockholders. Whether an investment in the shares is appropriate for a non-U.S. stockholder will depend upon that person’s particular circumstances. An investment in the shares by a non-U.S. stockholder may have adverse tax consequences. Non-U.S. stockholders should consult their tax advisors before investing in TCPC shares.
Distributions of ordinary income dividends to non-U.S. stockholders, subject to the discussion below, will generally be subject to withholding of U.S. federal tax at a 30% rate (or lower rate provided by an applicable treaty) to the extent of TCPC’s current and accumulated earnings and profits. Different tax consequences may result if the non-U.S. stockholder is engaged in a trade or business in the United States (and, if an income tax treaty applies, if the distributions are attributable to a permanent establishment maintained by the non-U.S. stockholder in the United States). Special certification requirements apply to a non-U.S. stockholder that is a foreign partnership or a foreign trust, and such entities are urged to consult their tax advisors.
Actual or deemed distributions of TCPC’s net capital gain to a non-U.S. stockholder, and gain recognized by a non-U.S. stockholder upon the sale of its common stock, generally will not be subject to U.S. federal withholding tax and will not be subject to U.S. federal income tax unless the distributions or gain, as the case may be, are effectively connected with a U.S. trade or business of the non-U.S. stockholder (and, if an income tax treaty applies, are attributable to a permanent establishment maintained by the non-U.S. stockholder in the United States) or, in the case of an individual, the individual is present in the United States for 183 days or more during a taxable year and certain other conditions are met.
Notwithstanding the foregoing (but subject to the discussion of FATCA below), U.S.-source withholding taxes will generally not be imposed on dividends paid by RICs to non-U.S. stockholders to the extent the dividends are properly reported as “interest-related dividends” or “short-term capital gain dividends.” Under this exemption, interest-related dividends and short-term capital gain dividends generally represent distributions of interest or short-term capital gain that would not have been subject to U.S. withholding tax at the source if they had been received directly by a non-U.S. stockholder, and that satisfy certain other requirements. No assurance can be given as to the amount of TCPC’s dividends that will constitute interest-related or short-term capital gain dividends.
If TCPC distributes its net capital gains in the form of deemed rather than actual distributions (which TCPC may do in the future), a non-U.S. stockholder will be entitled to a U.S. federal income tax credit or tax refund equal to the stockholder’s allocable share of the tax TCPC pay on the capital gains deemed to have been distributed. In order to obtain the refund, the non-U.S. stockholder must obtain a U.S. taxpayer identification number and file a U.S. federal income tax return even if the non-U.S. stockholder is not otherwise required to obtain a U.S. taxpayer identification number or file a U.S. federal income tax return. For a corporate non-U.S. stockholder, distributions (both actual and deemed) and gains realized upon the sale of its common stock that are effectively connected with a U.S. trade or business (or, where an applicable treaty applies, are attributable to a permanent establishment in the United States) may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate (or at a lower rate if provided for by an applicable tax treaty).
Under the Foreign Account Tax Compliance Act (“FATCA”), withholding taxes are imposed on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends that are paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless such institution (i) enters into an agreement with the Treasury to report, on an annual basis, information with respect to shares in, and the accounts maintained by, the institution held by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons, and to withhold on certain payments, or (ii) complies with the terms of an intergovernmental agreement between the United States and an applicable foreign country. Accordingly, the entity through which TCPC Common Stock is held will affect the determination of whether such withholding is required. Similarly, dividends made in respect of TCPC Common Stock held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exemptions will be subject to withholding at a rate of 30%, unless such entity either (i) certifies that such entity does not have any “substantial United States owners“ or (ii) provides certain information regarding the entity’s “substantial United States owners,” which the applicable withholding agent will in turn provide to the Secretary of the Treasury. An intergovernmental agreement between the United States and an applicable foreign country, or future Treasury Regulations or other guidance, may modify these requirements. BCIC Stockholders are urged to consult their tax advisors regarding the potential application of withholding under FATCA dividends from TCPC. TCPC will not pay any additional amounts in respect to any amounts withheld under FATCA or otherwise.
Failure to Qualify as a RIC
If TCPC were unable to qualify for treatment as a RIC, and relief is not available as discussed above, TCPC would be subject to tax on all of its taxable income at regular corporate rates. TCPC would not be able to deduct distributions to stockholders nor would TCPC be required to make distributions for tax purposes. Distributions would generally be taxable to TCPC stockholders as ordinary dividend income (eligible for reduced maximum rates in the case of individual stockholders, subject to certain holding period and other requirements) to the extent of its current and accumulated earnings and profits. Subject to certain limitations under the Code, corporate U.S. stockholders would be eligible for the dividends received deduction. Distributions in excess of TCPC’s current and accumulated earnings and profits would be treated first as a return of capital to the extent of the stockholder’s tax basis, and any remaining distributions would be treated as a capital gain. If TCPC were to fail to meet the RIC requirements for more than two consecutive years and then to seek to requalify as a RIC, TCPC would be required to recognize gain to the extent of any unrealized appreciation in its assets unless TCPC made a special election to pay corporate level tax on any such unrealized appreciation recognized during the succeeding five-year period.
All BCIC Stockholders should consult their tax advisers with respect to the U.S. federal tax consequences, and the state, local and non-U.S. tax consequences, of an investment in TCPC Common Stock.

APPROVAL OF THE TCPC STOCK ISSUANCE PROPOSAL
TCPC is asking TCPC Stockholders to approve the issuance of additional shares of TCPC Common Stock to be issued pursuant to the Merger Agreement. It is a condition to completion of the Merger that TCPC issue shares of TCPC Common Stock to BCIC Stockholders pursuant to the Merger Agreement. Upon completion of the Merger, and subject to the terms and conditions of the Merger Agreement, each share of BCIC Common Stock issued and outstanding immediately prior to the Effective Time will be converted into the right to receive, in accordance with the Merger Agreement, the Merger Consideration as described in “Description of the Merger Agreement — Merger Consideration.”
The issuance of additional shares of TCPC Common Stock to BCIC Stockholders is necessary to complete the Merger and therefore the approval of the TCPC Stock Issuance Proposal is required for completion of the Merger.
Required Vote
TCPC Stockholders may vote “FOR” or “AGAINST,” or they may “ABSTAIN” from voting on, the TCPC Stock Issuance Proposal. The affirmative vote “FOR” the TCPC Stock Issuance Proposal of the holders of a majority of the votes cast by the holders of outstanding shares of TCPC Common Stock at the TCPC Special Meeting in person or by proxy at a meeting at which a quorum is present is required for approval of the TCPC Stock Issuance Proposal. Abstentions and uninstructed shares, if any, will have no effect on the outcome of the TCPC Stock Issuance Proposal at a meeting at which a quorum is present. Proxies received will be voted “FOR” the approval of the TCPC Stock Issuance Proposal unless TCPC Stockholders designate otherwise.
On the recommendation of the TCPC Special Committee, the TCPC Board unanimously recommends a vote “FOR” the TCPC Stock Issuance Proposal.

APPROVAL OF THE BCIC MERGER PROPOSAL
BCIC is asking BCIC Stockholders to adopt the Merger Agreement and approve the transactions contemplated thereby, including the Merger. Upon completion of the Merger, and subject to the terms and conditions of the Merger Agreement, each share of BCIC Common Stock issued and outstanding immediately prior to the Effective Time will be converted into the right to receive, in accordance with the Merger Agreement, the Merger Consideration as described in the section entitled “Description of the Merger Agreement — Merger Consideration.” For more information on the BCIC Stockholder vote required for approval of the BCIC Merger Proposal, see “The BCIC Special Meeting — Vote Required.”
Approval of the BCIC Merger Proposal is required for the completion of the Merger.
Appraisal Rights
Under Delaware law, the Merger Agreement and BCIC’s amended and restated certificate of incorporation, as amended (“BCIC’s certificate of incorporation”), BCIC Stockholders will not be entitled to rights of appraisal with respect to the BCIC Merger Proposal. Accordingly, the BCIC Stockholders will not have the right to have a court judicially determine (and the BCIC Stockholders will not receive) the fair value for their shares of BCIC Common Stock under the provisions of Delaware law governing appraisal rights.
Required Vote
BCIC Stockholders may vote “FOR” or “AGAINST,” or they may “ABSTAIN” from voting on, the BCIC Merger Proposal. The affirmative vote “FOR” the BCIC Merger Proposal of the holders of a majority of the outstanding shares of BCIC Common Stock is required to approve the BCIC Merger Proposal. Abstentions and uninstructed shares, if any, will have the effect of a vote “against” this proposal. Proxies received will be voted “FOR” the approval of the BCIC Merger Proposal unless BCIC Stockholders designate otherwise.
On the recommendation of the BCIC Special Committee, the BCIC Board unanimously recommends a vote “FOR” the BCIC Merger Proposal.

MARKET PRICE, DIVIDEND AND DISTRIBUTION INFORMATION

TCPC

Price Range of TCPC Common Stock
TCPC Common Stock currently trades on Nasdaq under the symbol “TCPC.” The following table sets forth, for each fiscal quarter during the two most recently completed fiscal years and for the current fiscal year, the range of high and low sales prices of TCPC Common Stock as reported on Nasdaq, the premium (discount) of sales price to TCPC’s NAV and the distributions declared by TCPC for each fiscal quarter.
		Sale Price		Premium (Discount) of High Sales Price to NAV(3)	Premium (Discount) of Low Sales Price to NAV(3)	Cash Distribution per Share
	NAV(1)	High(2)	Low(2)
Fiscal Year ending December 31, 2024
First quarter (through January 9, 2024)	*	$ 11.89	$ 11.38	*	*	*
Fiscal Year ending December 31, 2023
First quarter	$ 13.00	$ 13.37	$9.73	2.8%	(25.2)%	$ 0.32
Second quarter	$12.94	$11.42	$9.76	(11.7)%	(24.6)%	$0.34
Third quarter	$12.72	$12.89	$11.00	1.3%	(13.5)%	$0.44(4)
Fourth quarter	*	$ 12.41	$ 10.37	*	*	$0.59(5)
Fiscal Year ended December 31, 2022
First quarter	$14.27	$14.30	$13.10	0.2%	(8.2)%	$0.30
Second quarter	$13.97	$14.36	$11.87	2.8%	(15.0)%	$0.30
Third quarter	$14.12	$14.28	$10.92	1.1%	(22.7)%	$0.30
Fourth quarter	$12.93	$13.54	$10.84	4.7%	(16.2)%	$0.37
Fiscal Year ended December 31, 2021
First quarter	$13.56	$14.89	$11.13	9.8%	(17.9)%	$0.30
Second quarter	$14.21	$14.97	$13.74	5.3%	(3.3)%	$0.30
Third quarter	$14.09	$14.39	$13.36	2.1%	(5.2)%	$0.30
Fourth quarter	$14.36	$14.36	$ 13.18	0.0%	(8.2)%	$0.30
*	Not determinable at the time of filing.
(1)
NAV per share is determined as of the last day in the relevant quarter and therefore may not reflect the NAV per share on the date of the high and low sales prices. The NAVs shown are based on outstanding shares at the end of each period.

(2)	The High/Low Stock Price is calculated as of the closing price on a given day in the applicable quarter.
(3)	Calculated as the respective High/Low Stock Price minus the quarter end NAV, divided by the quarter end NAV.
(4)	Amount includes a $0.10 special dividend.
(5)	Amount includes a $0.25 special dividend.
The last reported price for TCPC Common Stock on January 9, 2024 was $11.85 per share, which represented a 6.8% discount to TCPC’s NAV as of September 30, 2023. As of January 9, 2024, TCPC had 15 stockholders of record, which did not include stockholders for whom shares are held in nominee or “street” name.

BCIC
Price Range of BCIC Common Stock
BCIC Common Stock currently trades on Nasdaq under the symbol “BKCC.” The following table sets forth, for each fiscal quarter during the two most recently completed fiscal years and for the current fiscal year, the range of high and low sales prices of BCIC Common Stock as reported on Nasdaq, the premium (discount) of sales price to BCIC’s NAV and the distributions declared by BCIC for each fiscal quarter.
		Sale Price		Premium (Discount) of High Sales Price to NAV(3)	Premium (Discount) of Low Sales Price to NAV(3)	Cash Distribution per Share
	NAV(1)	High(2)	Low(2)
Fiscal Year ending December 31, 2024
First quarter (through January 9, 2024)	*	$ 4.00	$ 3.79	*	*	*
Fiscal Year ending December 31, 2023
First quarter	$ 4.41	$ 3.81	$ 3.30	(14)%	(25)%	$ 0.10
Second quarter	$ 4.33	$ 3.59	$ 3.05	(17)%	(30)%	$ 0.10
Third quarter	$4.38	$ 3.89	$ 3.32	(11)%	(24)%	$ 0.10
Fourth quarter	*	$ 4.00	$ 3.25	*	*	$0.10
Fiscal Year ended December 31, 2022
First quarter	$ 4.70	$ 4.25	$ 4.00	(10)%	(15)%	$ 0.10
Second quarter	$ 4.57	$ 4.34	$ 3.46	(5)%	(24)%	$ 0.10
Third quarter	$ 4.56	$ 4.02	$ 3.38	(12)%	(26)%	$ 0.10
Fourth quarter	$ 4.39	$ 3.90	$ 3.42	(11)%	(22)%	$ 0.10
Fiscal Year ended December 31, 2021
First quarter	$ 4.35	$ 3.68	$ 2.65	(15)%	(39)%	$ 0.10
Second quarter	$ 4.68	$ 4.43	$ 3.48	(5)%	(26)%	$ 0.10
Third quarter	$ 4.74	$ 4.24	$ 3.81	(11)%	(20)%	$ 0.10
Fourth quarter	$ 4.73	$ 4.35	$ 3.80	(8)%	(20)%	$ 0.10
*	Not determinable at the time of filing.
(1)
NAV per share is determined as of the last day in the relevant quarter and therefore may not reflect the NAV per share on the date of the high and low sales prices. The NAVs shown are based on outstanding shares at the end of each period.

(2)	The High/Low Stock Price is calculated as of the closing price on a given day in the applicable quarter.
(3)	Calculated as the respective High/Low Stock Price minus the quarter end NAV, divided by the quarter end NAV.
The last reported price for BCIC Common Stock on January 9, 2024 was $4.00 per share, which represented a 9% discount to BCIC’s NAV as of September 30, 2023. As of January 9, 2024, BCIC had 174 stockholders of record, which did not include stockholders for whom shares are held in nominee or “street” name.

MANAGEMENT OF TCPC
The business and affairs of TCPC are managed under the oversight of the TCPC Board. The TCPC Board currently consists of six members, of whom five are Independent Directors. The TCPC Board may modify the number of its members in accordance with TCPC’s bylaws, except that no decrease in the number of directors will shorten the term of any incumbent director. Nasdaq requires that TCPC maintain a majority of Independent Directors on its Board and provides that a director of a BDC is considered to be independent if he or she is not an “interested person”, as defined in Section 2(a)(19) of the 1940 Act. Therefore, under both the 1940 Act and applicable Nasdaq rules, a majority of the directors of the TCPC Board is independent.
Name, Address, and Age	Term of Office; Length of Time Served	Principal Occupation(s) During the Past Five Years	Number of Portfolios in the Fund Complex Overseen by the Director or Nominee for Director	Other Directorships Held by Director or Nominee for Director During the Past Five Years*
Interested Director
Rajneesh Vig 2951 28th Street, Suite 1000, Santa Monica, California 90405 Year of birth: 1971	2024; 2013 to present (Director; Chair of the Board since 2021); 2021 to present (Chief Executive Officer); 2012 to 2021 (President); 2013 to 2021 (Chief Operating Officer)
In 2012, Mr. Vig became President of TCPC. In 2013, Mr. Vig became a Director and the Chief Operating Officer of TCPC. In 2021, Mr. Vig became the Chief Executive Officer and Chair of the Board of Directors. From 2022 to present, Mr. Vig has been Chair of the Board of Trustees and Chief Executive Officer of BlackRock Private Credit Fund. Mr. Vig is also as an executive officer of other consolidated funds managed by TCP. Since 2011, Mr. Vig has been a Managing Partner of TCP. From 2009 to 2010, he was a Partner of TCP. From 2006 to 2008, he was a Managing Director of TCP. He has served on the board of 36th Street Capital since 2015 and Edmentum since 2016, and on the Board of Trustees and was the Finance Committee Chair for Connecticut College from 2020 until mid-year 2023.
			2 BDCs consisting of 2 Portfolios	None.
Independent Directors
Eric J. Draut 2951 28th Street, Suite 1000, Santa Monica, California 90405 Year of birth: 1957	2024; 2011 to present
From 2011 to present, Mr. Draut has been a Director, Chair or a member of TCPC’s Audit Committee, a member of the Governance and Compensation Committee and a member of the Joint Transactions Committee. From 2021 to present, Mr. Draut has been a Director of BlackRock Direct Lending Corp., and from 2022 to present, Mr. Draut has been a Trustee of BlackRock
			3 BDCs consisting of 3 Portfolios	None.

Name, Address, and Age	Term of Office; Length of Time Served	Principal Occupation(s) During the Past Five Years	Number of Portfolios in the Fund Complex Overseen by the Director or Nominee for Director	Other Directorships Held by Director or Nominee for Director During the Past Five Years*

Private Credit Fund. In 2021, Mr. Draut was appointed the Lead Independent Director. Since August 2022, Mr. Draut has served as a trustee of the ELCA Foundation. In February 2015, Mr. Draut was appointed to the Board of Thrivent Financial for Lutherans, a registered investment adviser and Fortune 500 Company, and is the Chair of the Audit Committee and serves on the Governance Committee of the Board. In February 2015, Mr. Draut was also appointed to the Board of Holy Family Ministries, operator of Holy Family School, where he served as the Interim Chief Executive Officer from 2017 to 2018. From 2008 to 2010 and again from 2014 to 2017, Mr. Draut was Chairman of the Board of Lutheran Social Services of Illinois. From 2012 to 2014, Mr. Draut was Executive Chairman and, in 2017, became chairman emeritus of the Board of Lutheran Social Services of Illinois.

Karen L. Leets 2951 28th Street, Suite 1000, Santa Monica, California 90405 Year of birth: 1956	2024; October 2022 to present
From October 2022 to present, Ms. Leets has been a Director and a Member of the Audit Committee, the Governance and Compensation Committee and the Joint Transactions Committee. From 2022 to present, Ms. Leets has been a Director of BlackRock Direct Lending Corp. From 2019 to present, she has served as a Senior Vice President and Treasurer of Baxter International Inc. Ms. Leets previously served as Assistant Treasurer of Google LLC from 2017 to 2018. From 2013 to 2017, Ms. Leets was a Vice President and Treasurer of Kimberly-Clark Corporation. She holds a CPA license in the State of Illinois.
			2 BDCs consisting of 2 Portfolios	None.

Name, Address, and Age	Term of Office; Length of Time Served	Principal Occupation(s) During the Past Five Years	Number of Portfolios in the Fund Complex Overseen by the Director or Nominee for Director	Other Directorships Held by Director or Nominee for Director During the Past Five Years*
Andrea L. Petro 2951 28th Street, Suite 1000, Santa Monica, California 90405 Year of birth: 1952	2024; August 4, 2020 to present
From 2020 to present, Ms. Petro has been a Director and a Member of the Audit Committee, the Governance and Compensation Committee and the Joint Transactions Committee. From 2022 to present, Ms. Petro has served as a Trustee of BlackRock Private Credit Fund. From July 2020 to present, Ms. Petro has served as a Director of Ready Capital Corporation. From June 2018 to February 2020, Ms. Petro served as Managing Director and Group Head of the Specialty Commercial Finance Group of Waterfall Asset Management. Ms. Petro served as a consultant for Waterfall Asset Management from March 2020 through February 2023. Ms. Petro previously worked at Wells Fargo Capital Finance from December 2000 to December 2017 as the Executive Vice President and Group Head of the Lender Finance Division and Supply Chain Finance Division. Ms. Petro currently serves as a member of the MS Finance Advisory Board of the McCombs School of Business at the University of Texas at Austin and as a member of the board of directors of the Secured Finance Network (formerly known as the Commercial Finance Association (“CFA”)). She also served as the President of the CFA from 2016 to 2017 and previously served as a member of the Secured Finance Foundation board of directors from 2019 to 2022.
			2 BDCs consisting of 2 Portfolios	None.

Name, Address, and Age	Term of Office; Length of Time Served	Principal Occupation(s) During the Past Five Years	Number of Portfolios in the Fund Complex Overseen by the Director or Nominee for Director	Other Directorships Held by Director or Nominee for Director During the Past Five Years*
M. Freddie Reiss 2951 28th Street, Suite 1000, Santa Monica, California 90405 Year of birth: 1947	2024; 2016 to present
From 2016 to present, Mr. Reiss has been a Director, Chair or Member of the Audit Committee, Governance and Compensation Committee and Joint Transactions Committee Member. From 2020 to present, Mr. Reiss has been a Director of BlackRock Direct Lending Corp. Mr. Reiss currently serves as an independent director of both Woodbridge Wind-Down Entity LLC, and its parent, Woodbridge Liquidation Trust, on which he is also the Chair of the Audit Committee. Mr. Reiss serves as an independent director of Peer Street Inc, and Amyris Inc. Mr. Reiss also served as an independent director of Healthy Spot LLC until April 2023. From August 2018 until April 2019, he served as an independent director of the J11 Group of Companies. From October 2018 until February 2019 Mr. Reiss was an independent director of National Stores et al. From May 2018 until August 2018, Mr. Reiss was Special Advisor to Board of Directors of Shipston Group of Companies. From March 2017 to August 2017, Mr. Reiss was an independent director of Classic Party Rentals. From March 2016 to November 2016, Mr. Reiss was a Director, Audit Committee Chair and member of the Nominating and Governance Committee of Ares Dynamic Credit Allocation Fund, Inc., a closed end management investment company. From February 2012 to November 2016, Mr. Reiss was Chairman of the Audit Committee and an independent board member for Contech Engineered Solutions, an engineering solutions provider. From September 2014 to
			2 BDCs consisting of 2 Portfolios	None.

Name, Address, and Age	Term of Office; Length of Time Served	Principal Occupation(s) During the Past Five Years	Number of Portfolios in the Fund Complex Overseen by the Director or Nominee for Director	Other Directorships Held by Director or Nominee for Director During the Past Five Years*
November 2016, Mr. Reiss was Managing Member and Director of Variant Holdings LLC, a real estate operating company. Prior to 2013, Mr. Reiss was Senior Managing Director of FTI Consulting Inc.

Peter E. Schwab 2951 28th Street, Suite 1000, Santa Monica, California 90405 Year of birth: 1943	2024; 2012 to present
From 2012 to present, Mr. Schwab has been a Director, Chair or Member of the Governance and Compensation Committee, Audit Committee Member and Joint Transactions Committee Member. Mr. Schwab currently is an emeritus member of the board of advisors for the Entrepreneurial Studies Center at the University of California, Los Angeles School of Business and a board member of West Coast Sports Associates, a nonprofit organization providing economically disadvantaged children in Southern California the opportunity to participate in sports. Mr. Schwab has 39 years of experience in the asset-based lending industry, previously as a board member of asset-based lender, Stonegate Capital, chairman and chief executive officer of Wells Fargo Capital Finance, a unit of Wells Fargo & Company. Prior to joining Wells Fargo Capital Finance (and its predecessor firm Foothill Capital Corporation), he was vice president of business development with Aetna Business Credit (now known as Barclays American Business Credit). He started his career as business development officer at the National Acceptance Company of California, an asset-based lender.
			1 BDC Consisting of 1 Portfolio	None.
*	Directorships disclosed under this column do not include directorships disclosed under the column “Principal Occupation(s) During Past Five Years.”

Executive Officers
The following persons serve in the following capacities for TCPC:
Name	Age	Position
Rajneesh Vig	52	Chief Executive Officer
Phil Tseng	47	President and Chief Operating Officer
Erik L. Cuellar	52	Chief Financial Officer
Charles C.S. Park	56	Chief Compliance Officer
Laurence D. Paredes	55	Secretary
Biographical Information
Additional biographical information regarding TCPC’s current directors and executive officers is set forth below.
Interested Director
Rajneesh Vig: Mr. Vig is the Chief Executive Officer and Chair of the TCPC Board. Mr. Vig also serves as Chief Executive Officer and Chair of the BlackRock Private Credit Fund. Prior to joining BlackRock, in 2018 Mr. Vig was a Managing Partner of TCP since 2011 where he was also Chair of the Investment Committee and a member of the Management Committee. From 2009 to 2010, he was a Partner of TCP. From 2006 to 2008, he was a Managing Director of TCP. Prior to joining TCP, Mr. Vig worked for Deutsche Bank in New York as a member of the bank’s Principal Finance Group. Prior to that, Mr. Vig was a Director in the Technology Investment Banking group in San Francisco where he advised a broad range of growth and large cap technology companies on merger, acquisition and public/private financing transactions. Prior to his time at Deutsche Bank, Mr. Vig was a Manager in Price Waterhouse’s Shareholder Value Consulting group, and he began his career in Arthur Andersen’s Financial Markets Advisory group. He currently serves on the board of 36th Street Capital and Edmentum, and on the Board of Trustees for Connecticut College. He received a B.A. with highest honors in Economics and Political Science from Connecticut College and an M.B.A. in Finance from New York University. Mr. Vig’s current service as Chief Executive Officer of TCPC and executive officer of other consolidated funds managed by the Advisor provides him with a specific understanding of TCPC, its operation, and the business and regulatory issues facing TCPC. The TCPC Board benefits from Mr. Vig’s experience in accounting, finance and consulting as well as his position with TCP.
Independent Directors
Eric J. Draut: Mr. Draut is Lead Independent Director, a member of TCPC’s Audit Committee, member of the Governance and Compensation Committee and a member of the Joint Transactions Committee. Mr. Draut also serves as a Director of BlackRock Direct Lending Corp. and a Trustee of BlackRock Private Credit Fund. The TCPC Board benefits from Mr. Draut’s nearly 30-year career in accounting and finance. Mr. Draut completed a 20-year career at Kemper Corporation (formerly Unitrin, Inc.) in 2010, serving the last nine years as Executive Vice President, Chief Financial Officer and a member of its board of directors. Mr. Draut also held positions at Kemper Corporation as Group Executive, Treasurer and Corporate Controller. Prior to joining Kemper Corporation, Mr. Draut was Assistant Corporate Controller at Duchossois Industries, Inc. and at AM International, Inc. Mr. Draut began his career at Coopers and Lybrand (now PricewaterhouseCoopers LLP). Mr. Draut is a Certified Public Accountant, received an M.B.A. in finance and operations from J.L. Kellogg Graduate School of Management at Northwestern University and a B.S. in accountancy from the University of Illinois at Urbana-Champaign, graduating with High Honors. Until September 2013 Mr. Draut served as a Director and Chairman of the audit committee of Intermec. In February 2015, Mr. Draut was appointed to the Board of Thrivent Financial for Lutherans, a registered investment adviser and Fortune 500 Company, and is the Chair of the Audit Committee and serves on the Governance Committee of the Board. In February 2015 Mr. Draut was also appointed to the Board of Holy Family Ministries, operator of Holy Family School, where he served as the Interim Chief Executive Officer from 2017 to 2018. Since August 2022, Mr. Draut has served as a trustee of the ELCA Foundation. Mr. Draut volunteers with Lutheran Social Services of Illinois where he currently serves as chairman emeritus of the Board of Directors and recently served as Executive Chairman of its Board of Directors. Mr. Draut is also a National Association of Corporate Directors Fellow. Mr. Draut’s knowledge of financial and accounting matters, and his independence from TCPC and TCP, qualifies him to serve as a member of TCPC’s Audit Committee.

Karen L. Leets: From October 2022 to present, Ms. Leets has been a Director and member of TCPC’s Governance and Compensation Committee, member of the Audit Committee and a member of the Joint Transactions Committee. Ms. Leets also serves as a Director of BlackRock Direct Lending Corp. From 2019 to present, Ms. Leets has served as a Senior Vice President and Treasurer of Baxter International Inc. Ms. Leets previously served as Assistant Treasurer of Google LLC from 2017 to 2018. From 2013 to 2017, Ms. Leets was a Vice President and Treasurer of Kimberly-Clark Corporation. Prior to joining Kimberly-Clark, Ms. Leets worked in treasury roles at McDonald’s Corporation and USG Corporation. Ms. Leets began her career as a public accountant at Coopers & Lybrand (now PricewaterhouseCoopers LLP), where she worked for eight years. Ms. Leets is a Certified Public Accountant in Illinois and earned a B.S. in Accounting and an MBA from Indiana State University Scott School of Business. Ms. Leets’ knowledge of financial and accounting matters qualifies her to serve as a member of TCPC’s Audit Committee.
Andrea L. Petro: Ms. Petro is a Director and member of TCPC’s Governance and Compensation Committee, member of the Audit Committee and a member of the Joint Transactions Committee. Ms. Petro also serves as a Trustee of BlackRock Private Credit Fund. Ms. Petro is an independent consultant providing advice for lenders in the specialty commercial and consumer finance sectors. From July 2020 to present, Ms. Petro has served as a Director of Ready Capital Corporation. She served as Managing Director and Group Head of the Specialty Commercial Finance Group of Waterfall Asset Management from June 2018 through February 2020. Ms. Petro served as a consultant for Waterfall Asset Management from March 2020 through February 2023. Ms. Petro previously worked at Wells Fargo Capital Finance from December 2000 to December 2017 as the Executive Vice President and Group Head of the Lender Finance Division and Supply Chain Finance Division. Ms. Petro currently serves as a member of the MS Finance Advisory Board of the McCombs School of Business at the University of Texas at Austin and as a member of the board of directors of the Secured Finance Network (formerly known as the Commercial Finance Association (“CFA”)). She also served as the President of the CFA from 2016 to 2017 and previously served as a member of the Secured Finance Foundation board of directors from 2019 to 2022. Ms. Petro holds a Master of Business Administration degree in finance from the McCombs School of Business at the University of Texas and a Bachelor of Arts degree with a concentration in Russian and Soviet Studies from Kent State University. Ms. Petro’s knowledge of financial and accounting matters qualifies her to serve as a member of TCPC’s Audit Committee.
M Freddie Reiss: Mr. Reiss is a Director and Chair of TCPC’s Audit Committee, member of the Governance and Compensation Committee and a member of the Joint Transactions Committee. Mr. Reiss also serves as a Director of BlackRock Direct Lending Corp. Mr. Reiss retired from his role as Senior Managing Director in the Corporate Finance/Restructuring practice of FTI Consulting, Inc. in 2013. Mr. Reiss has over 30 years of experience in strategic planning, cash management, liquidation analysis, covenant negotiations, forensic accounting and valuation. He specializes in advising on bankruptcies, reorganizations, business restructuring and in providing expert witness testimony for underperforming companies. Prior to joining FTI Consulting, Mr. Reiss was a partner and west region leader at PricewaterhouseCoopers, LLP, where he co-founded the Business Restructuring Services practice. Mr. Reiss is a recognized expert in the field of financial restructuring. Mr. Reiss holds an M.B.A. from City College of New York’s Baruch College and a B.B.A. from City College of New York’s Bernard Baruch School of Business. He is a Certified Public Accountant in New York and California. Mr. Reiss currently serves as an independent director of both Woodbridge Wind-Down Entity LLC, and its parent, Woodbridge Liquidation Trust, on which he is also the Chair of the Audit Committee. Mr. Reiss serves as an independent director of Peer Street Inc, and Amyris Inc. Mr. Reiss also served as an independent director of Healthy Spot LLC until April 2023. From August 2018 until April 2019, he served as an independent director of the JH Group of Companies. From October 2018 until February 2019 Mr. Reiss was an independent director of National Stores et al. From May 2018 until August 2018, Mr. Reiss was Special Advisor to Board of Directors of Shipston Group of Companies. From March 2017 to August 2017, Mr. Reiss was an independent director of Classic Party Rentals. Mr. Reiss was formerly an independent director, audit committee chair and a member of the nominating and governance committee of Ares Dynamic Credit Allocation Fund, Inc. He is also on the Board of Trustees for the Baruch College Fund, and was chairman of the audit committee and independent board member for Contech Engineered Solutions and Managing Member and director of Variant Holdings LLC. Mr. Reiss was an independent director and member of the audit committee of the Advisor’s Special Value Opportunities Fund. He was also an independent director and chair of the audit committee for Liberty Medical Group and Brundage Bone Inc. Mr. Reiss’s knowledge of financial and accounting matters qualifies him to serve as the Chair of TCPC’s Audit Committee.
Peter E. Schwab: Mr. Schwab is a Director, Chair of the Governance and Compensation Committee, member of the Audit Committee and member of the Joint Transactions Committee. Mr. Schwab currently is an emeritus member of the board of advisors for the Entrepreneurial Studies Center at the University of California, Los Angeles School of Business and a board member of West Coast Sports Associates. Mr. Schwab received a B.S. in education from California State University, Northridge and his master’s degree in education administration from California State University, Northridge. He has 39 years of experience in the asset-based lending industry, previously as a board member of asset-based lender, Stonegate Capital, chairman and chief executive officer of Wells Fargo Capital Finance, a unit of Wells Fargo & Company. Prior to joining Wells Fargo Capital Finance (and its predecessor firm Foothill Capital Corporation), he was vice president of business development with Aetna Business Credit (now known as Barclays American Business Credit). He started his career as business development officer at the National Acceptance Company of California. Mr. Schwab’s knowledge of financial and accounting matters qualifies him to serve as a member of TCPC’s Audit Committee.
Executive Officers
Rajneesh Vig: (see above)
Erik L. Cuellar: Mr. Cuellar is the Chief Financial Officer of TCPC, a Director of BlackRock and a member of BlackRock’s Global Credit Platform. Mr. Cuellar has been at BlackRock and its predecessor, Tennenbaum Capital Partners, since 2011. Prior to his current role, Mr. Cuellar served as Controller for Ares Capital Corporation. Prior to that, Mr. Cuellar was with Metropolitan West Asset Management where he served as the Assistant Treasurer and Principal Accounting Officer for the Metropolitan West Funds. Prior to that, Mr. Cuellar managed the Alternative Investments Group at Western Asset Management Company. Mr. Cuellar began his career with Deloitte & Touche LLP where he was a Senior Auditor in their Financial Services Group. Mr. Cuellar earned a B.S. in Accounting from California State University Northridge and is a Certified Public Accountant in California.
Philip Tseng: Mr. Tseng is the President and Chief Operating Officer of TCPC. Mr. Tseng also serves as President of BlackRock Private Credit Fund. Prior to joining BlackRock, Mr. Tseng was a Managing Partner at TCP, where he was also a member of the Management Committee. Prior to joining TCP, Mr. Tseng was a member of the Credit Suisse First Boston technology investment banking group focusing on technology and business services. While at CSFB, he advised on and executed M&A, public and private equity and structured debt transactions for a broad range of small and large cap companies. He also spent time covering technology services companies as an equity research analyst. Prior to that, he spent time in investment banking at Deutsche Banc Alex Brown. Mr. Tseng currently serves as a Director on the board of the California Science Center Foundation, and previously served as a Director on the boards of First Advantage, Connexity Inc., and Anacomp, Inc. Mr. Tseng has an M.B.A. from the Harvard Business School and a B.A. (honors) in Economics from Harvard College.
Laurence D. Paredes: Mr. Paredes is the Secretary of TCPC. He also serves as the Secretary of BlackRock’s other BDCs: BCIC, BlackRock Direct Lending Corp (“BDLC”) and BlackRock Private Credit Fund (“BDEBT”). Mr. Paredes also serves as Private Debt Product Structuring & Fund Board Engagement Lead for BlackRock’s Global Private Debt Business & Product Strategy team. Mr. Paredes is responsible for focusing on the regulatory and legal complexities associated with product structuring, business strategy and client engagement towards the strategic expansion of BlackRock’s global debt product suite. Additionally, Mr. Paredes is responsible for ongoing governance and fund board engagement for the Global Private Debt platform and existing and future BDCs. Prior to joining BlackRock’s Global Private Debt Business & Product Strategy team, Mr. Paredes was a member of the BlackRock Legal & Compliance Department from 2008 to 2023, where he served as General Counsel to TCPC, BCIC, BDLC and BDEBT, and also supported BlackRock’s U.S. registered funds business and BlackRock’s U.S. Wealth Advisory business. Mr. Paredes also served as General Counsel of BlackRock Kelso Capital Advisors LLC, as well as General Counsel and Chief Compliance Officer of BlackRock Kelso Mezzanine Partners I, LLC and BKCA Mezzanine Advisors LLC. Prior to joining BlackRock in 2008, Mr. Paredes served as Senior Vice President, General Counsel and Corporate Secretary for Porter Novelli, Inc., an Omnicom Group Inc. agency. Before Porter Novelli, Inc., Mr. Paredes was with the law firms of Spitzer & Feldman P.C. and Beckman, Millman & Sanders LLP, where he practiced corporate, securities and investment management law. Mr. Paredes has previously served as a Trustee for the Rye Country Day School and the Frederick Gunn School. Mr. Paredes received a B.A. (Economics) from Hobart College and a J.D. from the Benjamin N. Cardozo School of Law.
Charles C. S. Park: Mr. Park is the Chief Compliance Officer of TCPC and TCP, and a Managing Director, Legal and Compliance, of BlackRock. He also serves as Chief Compliance Officer of BCIC, BlackRock Direct Lending Corp. and BlackRock Private Credit Fund. Mr. Park is the Chief Compliance Officer to BlackRock’s U.S. Mutual Funds (since 2014), Closed-End Funds (since 2014), and iShares Exchange-Traded Funds (since 2006) (the “Funds”) and the Funds’ registered investment advisers, the Advisor and BlackRock Fund Advisors. Mr. Park became a Managing Director of BlackRock following the merger of Barclays Global Investors (“BGI”) with BlackRock in 2009 (the “Merger”). Prior to the Merger, from 2006, he served as Chief Compliance Officer to BGI’s Mutual Funds and iShares Exchange-Traded Funds and their registered investment adviser, Barclays Global Fund Advisors. Prior to joining BGI, Mr. Park was employed by American Century Investments where he served as Chief Compliance Officer from 2004 to 2006 and as Counsel from 1995 to 2004. Mr. Park has a B.A. and a J.D. from the University of Michigan, Ann Arbor.
Board Leadership Structure
The TCPC Board monitors and performs oversight roles with respect to TCPC’s business and affairs, including with respect to investment practices and performance, compliance with regulatory requirements and the services, expenses and performance of service providers. Among other things, the TCPC Board approves the appointment of TCPC’s investment adviser and officers, reviews and monitors the services and activities performed by TCPC’s investment adviser and officers and approves the engagement of, and reviews the performance of, the independent registered public accounting firm.
TCPC’s Directors have been divided into two groups — Interested Directors and Independent Directors. Interested Directors are “interested persons” as defined in the 1940 Act. Rajneesh Vig is an Interested Director by virtue of his employment with TCP. In part because TCPC is an externally managed investment company, the TCPC Board believes having a chairperson that is an Interested Director and that is familiar with TCPC’s portfolio companies, its day-to-day management and the operations of TCP, greatly enhances, among other things, its understanding of TCPC’s investment portfolio, business, finances and risk management efforts. In addition, the TCPC Board believes that Mr. Vig’s employment with TCP allows for the efficient mobilization of TCP’s resources at the TCPC Board’s behest and on its behalf. Mr. Draut serves as the Lead Independent Director. The Lead Independent Director coordinates the activities of the other Independent Directors and performs such other duties and responsibilities as the TCPC Board may determine, including presiding at all meetings of the TCPC Board at which the Chair is not present, including executive sessions of the Independent Directors. The TCPC Board believes its relatively small size and the composition and leadership of its committees allow each Director to enjoy full, accurate and efficient communication with TCPC, TCP and management, and facilitates the timely transmission of information among such parties.
TCPC’s corporate governance practices include regular meetings of the TCPC Independent Directors in executive session without the presence of interested directors and management, the establishment of an Audit Committee, a Governance and Compensation Committee and a Joint Transactions Committee. While certain non-management members of the TCPC Board may participate on the boards of directors of other public companies, TCPC monitors such participation to ensure it is not excessive and does not interfere with their duties to TCPC.
TCPC Board’s Role in Risk Oversight
Day-to-day risk management with respect to TCPC is the responsibility of TCP or other service providers (depending on the nature of the risk) subject to the supervision of TCP. TCPC is subject to a number of risks, including investment, compliance, operational and valuation risks, among others. While there are a number of risk management functions performed by TCP and the other service providers, as applicable, it is not possible to eliminate all of the risks applicable to TCPC. Risk oversight is part of the TCPC Board’ general oversight of TCPC and is addressed as part of various TCPC Board and committee activities. The TCPC Board, directly or through a committee, also reviews reports from, among others, management, the independent registered public accounting firm for TCPC and internal accounting personnel for TCP, as appropriate, regarding risks faced by TCPC and management’s or the service provider’s risk functions. The committee system facilitates the timely and efficient consideration of matters by the Directors, and facilitates effective oversight of compliance with legal and regulatory requirements and of TCPC’s activities and associated risks. TCPC’s Chief Compliance Officer oversees the implementation and testing of TCPC’s compliance program and reports to the TCPC Board regarding compliance matters for TCPC and its service providers. The TCPC Independent Directors have engaged independent legal counsel to assist them in performing their oversight responsibilities. The TCPC Board’s oversight role does not make the TCPC Board a guarantor of TCPC’s investments or activities. While there are a number of risk management functions performed by TCP and the other service providers, as applicable, it is not possible to eliminate all of the risks applicable to TCPC.

Corporate Governance

Corporate Governance Documents
TCPC maintains a corporate governance webpage under the “Investor Relations” link at www.tcpcapital.com.
The Governance and Compensation Committee Charter, Audit Committee Charter, Code of Ethics for Chief Executive and Senior Financial Persons and Code of Ethics for Fund Access persons for TCPC are available at www.tcpcapital.com and are also available to any stockholder who requests them by writing to BlackRock TCP Capital Corp., 2951 28th Street, Suite 1000 Santa Monica, California 90405, Attention: Secretary.
Director Independence
In accordance with rules of Nasdaq, the TCPC Board annually determines the independence of each director. No director is considered independent unless the TCPC Board has determined that he or she has no material relationship with TCPC. TCPC monitors the status of its directors and officers through the activities of its Nominating and Corporate Governance Committee and through a questionnaire to be completed by each director no less frequently than annually, with updates periodically if information provided in the most recent questionnaire has materially changed.
In order to evaluate the materiality of any such relationship, the TCPC Board uses the definition of director independence set forth in the Nasdaq listing rules. Section 5605 provides that a director of a BDC will be considered to be independent if he or she is not an “interested person” of TCPC, as defined in Section 2(a)(19) of the 1940 Act. Section 2(a)(19) of the 1940 Act defines an “interested person” to include, among other things, any person who has, or within the last two years had, a material business or professional relationship with TCPC. Pursuant to Section 56 of the 1940 Act, a majority of a BDC’s board of directors must be comprised of Independent Directors. In addition, the TCPC Board has determined that it is appropriate to have a board of directors with at least a majority of directors that meet the definition of “independent directors” under the corporate governance standards of Nasdaq.
The TCPC Board has determined that each of the current directors is independent and has no relationship with TCPC, except as a director and stockholder of TCPC, with the exception of Mr. Vig. Mr. Vig is an interested person of TCPC due to his position at TCP and its affiliates.
Evaluation
TCPC’s directors perform an evaluation, no less frequently than annually, of the effectiveness of the TCPC Board and its committees. This evaluation includes the TCPC Board and TCPC Board committee discussions.
Communications with Directors
Stockholders and other interested parties may contact any member (or all members) of the TCPC Board by mail. To communicate with the TCPC Board, any individual director or any group or committee of directors, correspondence should be addressed to the TCPC Board or any such individual director or group or committee of directors by either name or title. All such correspondence should be sent to BlackRock TCP Capital Corp. 2951 28th Street, Suite 1000 Santa Monica, California 90405, Attention: Secretary. Any communication to report potential issues regarding accounting, internal controls and other auditing matters will be directed to the TCPC Audit Committee. Appropriate personnel of TCPC will review and sort through communications before forwarding them to the addressee(s).
Board Meetings and Committees
During TCPC’s fiscal year ended December 31, 2022, the TCPC Board met four times. No incumbent Director who was a Director during such fiscal year attended less than 75% of the aggregate number of meetings of the TCPC Board and of each committee of the TCPC Board on which the Director served during TCPC’s most recently completed fiscal year, except that Ms. Leets did not attend meetings of the TCPC Board prior to her appointment as a Director effective October 27, 2022. All of the then-Directors attended the 2022 Annual Meeting of Stockholders of TCPC virtually.
Audit Committee
The Audit Committee operates pursuant to a charter approved by the TCPC Board and met four times during the fiscal year ended December 31, 2022. The Audit Committee currently holds regular meetings on a quarterly basis and special meetings as needed. The charter sets forth the responsibilities of the Audit Committee and can be accessed at http://Investors.TCPCapital.com/corporate-governance. The primary function of the Audit Committee is to serve as an independent and objective party to assist the TCPC Board in fulfilling its responsibilities for overseeing all material aspects of TCPC’s accounting and financial reporting processes, monitoring the independence and performance of TCPC’s independent registered public accounting firm, providing a means for open communication among TCPC’s independent accountants, financial and senior management and the TCPC Board, and overseeing compliance with legal and regulatory requirements. The Audit Committee is presently composed of Mses. Leets and Petro and Messrs. Draut, Reiss (Chair) and Schwab, each of whom is considered independent for purposes of the 1940 Act and Nasdaq listing standards. The TCPC Board has determined that each current member of TCPC’s Audit Committee is an “audit committee financial expert” as defined under Item 407(d)(5) of Regulation S-K of the Exchange Act. In addition, each current member of TCPC’s Audit Committee meets the current independence and experience requirements of Rule 10A-3 of the Exchange Act and, in addition, is not an “interested person” of TCPC or TCP as defined in Section 2(a)(19) of the 1940 Act.
Joint Transactions Committee
The Joint Transactions Committee is presently comprised of Mses. Leets and Petro and Messrs. Draut, Reiss and Schwab. The Joint Transactions Committee met 34 times during the fiscal year ended December 31, 2022. The Joint Transactions Committee operates to approve the allocation of certain private placement transactions in which TCPC participates with one or more of TCP’s other accounts in accordance with TCPC’s exemptive orders obtained from the Commission.
Governance and Compensation Committee
The Governance and Compensation Committee operates pursuant to a charter approved by the TCPC Board. The charter sets forth the responsibilities of the Governance and Compensation Committee, including, but not limited to, making nominations for the appointment or election of Independent Directors, personnel training policies, administering the provisions of the code of ethics applicable to the Independent Directors and determining, or recommending to the TCPC Board for determination, the compensation of any officers of TCPC. The charter can be accessed on TCPC’s website. Currently, TCPC’s officers do not receive any direct compensation from TCPC. The Governance and Compensation Committee presently consists of Mses. Leets, Petro and Williams and Messrs. Draut, Reiss and Schwab (Chair), each of whom is considered independent for purposes of the 1940 Act and Nasdaq listing standards. The Governance and Compensation Committee met two times during the fiscal year ended December 31, 2022.
With respect to nominations to TCPC, the Governance and Compensation Committee seeks to identify individuals to serve on the TCPC Board who have a diverse range of viewpoints, qualifications, experiences, backgrounds and skill sets so that the TCPC Board will be better suited to fulfill its responsibility of overseeing the TCPC’s activities. In so doing, the Governance and Compensation Committee reviews the size of the TCPC Board and the knowledge, experience, skills, expertise and diversity of the Directors in light of the issues facing TCPC in determining whether one or more new Directors should be added to the TCPC Board. For a candidate to be considered by the Governance and Compensation Committee, a TCPC Stockholder must submit the recommendation in writing and must include:
•
As to the nominee, the name, age, business address and residence address of such person, the principal occupation or employment of such person, the class or series and number of all shares of stock of TCPC which are owned beneficially or of record by such person and any affiliates or associates of such person, such further information as detailed in Section 5 of the TCPC By-laws and any other information relating to such person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act; and

•
As to the TCPC Stockholder giving notice, and the beneficial owner, if any, on whose behalf the nomination is being made, the name and record address of the stockholder giving the notice and the name and principal place of business of such beneficial owner; the class or series and number of all shares of stock of TCPC which are owned beneficially or of record by such person and an affiliates or associates of such person, such further information as detailed in Section 5 of the TCPC By-laws and any other information relating to such person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act.

The Governance and Compensation Committee may consider recommendations for nomination of Directors from TCPC stockholders. Nominations made by stockholders must be delivered to or mailed (setting forth the information required by TCPC’s bylaws) and received at TCPC’s principal executive offices not earlier than 150 days nor fewer than 120 days in advance of the first anniversary of the date on which TCPC first mailed its proxy materials for the previous year’s annual meeting of stockholders; provided, however, that if the date of the annual meeting has changed by more than 30 days from the prior year, the nominations must be received not earlier than the 150th day prior to the date of such annual meeting nor later than the later of (i) the 120th day prior to the date of such annual meeting or (ii) the 10th day following the day on which public announcement of such meeting date is made.
Code of Ethics
TCPC has adopted codes of ethics and business conduct that apply to, among others, the TCPC Board, as well as its officers, including its Chief Executive Officer, Chief Operating Officer and President, and Chief Financial Officer and Treasurer, or persons performing similar functions (collectively, “Senior Officers”). The code of ethics can be accessed at http://Investors.TCPCapital.com/corporate-governance. TCPC intends to disclose any amendments to or waivers of required provisions of the applicable codes on TCPC’s website and as otherwise required by the rules promulgated by NASDAQ and the SEC.
Hedging Transactions
TCPC’s codes of ethics and business conduct do not expressly prohibit Directors or Senior Officers from engaging in hedging transactions with respect to its securities.
Executive Compensation
NASDAQ rules require listed companies, such as TCPC, to approve the compensation of the chief executive officer. TCPC has not paid, and does not intend to pay, compensation to TCPC’s executive officers for their service as executive officers of TCPC. TCPC’s executive officers are employees of, and are compensated by, TCP, an affiliate of TCPC. The Independent Directors have approved the Amended TCPC Investment Advisory Agreement between TCPC and TCP and the TCPC Administration Agreement, each as required under the 1940 Act.
During the fiscal year ended December 31, 2022, $1.8 million was incurred by, and $1.8 million was reimbursed to, the TCPC Administrator by TCPC for the allocable portion of compensation expenses incurred by the TCPC Administrator on behalf of the chief financial officer, chief compliance officer and other support personnel of TCPC, pursuant to the TCPC Administration Agreement.
Director Compensation
The following table sets forth compensation of TCPC’s directors for the fiscal year ended December 31, 2022:
	Fees Earned or Paid in Cash(1) (2)	Total
Interested Directors:
Rajneesh Vig	—	—
Independent Directors:
Eric J. Draut	$201,000	$201,000
Karen L. Leets(3)	—	—
Andrea L. Petro	$183,000	$183,000
M. Freddie Reiss	$197,000	$197,000
Peter E. Schwab	$186,000	$186,000
Karyn L. Williams(4)	$171,000	$171,000
(1)	For a discussion of the TCPC Independent Directors’ compensation, see below.
(2)	TCPC does not maintain a stock or option plan, non-equity incentive plan or pension plan for its directors.
(3)	Ms. Leets joined the TCPC Board effective as of October 27, 2022.
(4)	Ms. Williams determined not to seek re-election to the TCPC Board on May 24, 2023.

TCPC is authorized to pay each Independent Director the following amounts for serving as a Director: (i) $100,000 a year (effective January 1, 2023, TCPC is authorized to pay each Independent Director $110,000 per year); (ii) $5,000 for each meeting of the TCPC Board or a committee thereof physically attended (TCPC counts virtual webconference attendance as physical attendance) by such Director; (iii) $5,000 for each regular meeting of the TCPC Board or a committee thereof attended via telephone by such Director; and (iv) $1,000 for each special meeting of the TCPC Board or a committee thereof attended via telephone by such Director. The Lead Independent Director receives $20,000 per year. The Chair of the Audit Committee receives $15,000 per year and the Chair of the Governance and Compensation Committee receives $5,000 per year. Each Director is also entitled to reimbursement for all out-of-pocket expenses of such person in attending each meeting of the TCPC Board and any committee thereof.

MANAGEMENT OF BCIC
The business and affairs of BCIC is managed under the oversight of the BCIC Board. The BCIC Board currently consists of six members, of whom five are Independent Directors. The BCIC Board may modify the number of its members in accordance with BCIC’s bylaws, except that the number of directors may never be fewer than one or greater than twelve and no decrease in the number of directors will shorten the term of any incumbent director. Pursuant to Section 56 of the 1940 Act, a majority of the directors of the BCIC Board must be comprised of persons who are not “interested persons” of BCIC, as defined in Section 2(a)(19) of the 1940 Act. Therefore, under the 1940 Act, a majority of the directors of the BCIC Board are independent. In addition, the BCIC Board has determined that it is appropriate that a majority of BCIC’s directors meet the definition of “independent director” under the corporate governance standards of Nasdaq.
Name, Address(1), and Age	Length of Time Served; Term of Office	Principal Occupation(s) During the Past Five Years	Number of Portfolios in the Fund Complex Overseen by the Director or Nominee for Director	Other Directorships Held by Director or Nominee for Director During the Past Five Years(2)
Interested Director
Interested Director(3): James E. Keenan, CFA Year of birth: 1976	Director since 2017; Term expires 2025
James E. Keenan is Chairman of the Board of BCIC, Managing Director of BlackRock, Chief Investment Officer and Global Head of Private Debt. Mr. Keenan also serves on BlackRock’s Global Operating Committee, the Executive Committee of BlackRock Portfolio Management Group, and the investment subcommittee of the firm’s Global Executive Committee. Mr. Keenan serves on the Investment Committees for BlackRock Private Equity Partners, BlackRock Long-Term Private Capital, and BlackRock Alternative Solutions Group. Mr. Keenan leads BlackRock’s Private Debt platform that includes infrastructure, real estate debt and private credit ranging from direct lending to opportunistic & distressed strategies. Mr. Keenan oversees both business and investment strategy across the platform, including investment committees, investment processes, risk management & performance.

Prior to joining BlackRock in 2004, Mr. Keenan was a Senior High Yield Trader at Columbia
			None.	Mr. Keenan serves as a board member of Good Shepherd Services.

Name, Address(1), and Age	Length of Time Served; Term of Office	Principal Occupation(s) During the Past Five Years	Number of Portfolios in the Fund Complex Overseen by the Director or Nominee for Director	Other Directorships Held by Director or Nominee for Director During the Past Five Years(2)

Management Group. He began his investment career at UBS Global Asset Management where he was a Trader and Research Analyst from 1998 through 2003. Mr. Keenan earned a BBA degree in finance from the University of Notre Dame in 1998.

Independent Directors
John R. Baron Year of birth: 1957	Director since 2013; Term expires 2026.
Mr. Baron was the Managing Member of Crystal Ridge Partners, LP, a New Jersey based private equity firm. Prior to joining Crystal Ridge Partners, Mr. Baron was a Senior Partner of JP Morgan Partners, LP, a global private equity firm, and its predecessors. Prior to joining the private equity unit in 1995, Mr. Baron previously held senior management positions in banking and investment banking with JP Morgan and its predecessors.

In addition to serving on the board of a number of not-for-profit organizations, Mr. Baron was the Managing Member for Crystal Ridge Partners. Mr. Baron continues as an owner of Big Rock Sports, a leading distributor of hunting and fishing products in North America and served as a director of Big Rock Sports from 2000 to 2021. Mr. Baron is currently an owner and director of Rufus Aviation Fund/BIAero, an aerospace parts business and an owner and director of Data Metrics Technologies, LLC, a proprietary software application company that identifies, reads
None.
In addition to serving on the board of a number of not-for-profit organizations, Mr. Baron currently serves as a director of Rufus Aviation Fund/BIAero, an aerospace part business and of Data Metrics Technologies, LLC, a proprietary software application company that identifies, reads and cleanses data exported from disparate ERP systems and other data sources. Mr. Baron was a director of Big Rock Sports, a leading distributor and manufacturer of hunting and fishing products in North America from 2000 to 2021. From 2008 to 2019, Mr. Baron was a director of Bronco Manufacturing, a leading manufacturer of spare parts for oil and gas drillings rigs.

Name, Address(1), and Age	Length of Time Served; Term of Office	Principal Occupation(s) During the Past Five Years	Number of Portfolios in the Fund Complex Overseen by the Director or Nominee for Director	Other Directorships Held by Director or Nominee for Director During the Past Five Years(2)

and cleanses data exported from disparate ERP systems and other data sources. From 2008 to 2019, Mr. Baron was a director of Bronco Manufacturing, a leading manufacturer of spare parts for oil and gas drillings rigs. Mr. Baron received a BS from Lehigh University, an MBA from Fordham University and he completed the Management Corporate Finance program at Harvard University.

Jerrold B. Harris Year of birth: 1942	Director since 2005; Term expires 2026.
Mr. Harris has been retired since 1999. From 1990 to 1999, Mr. Harris was President and Chief Executive Officer of VWR Scientific Products Corporation (which was acquired by Merck KgaA in 1999). From 1996 to 2007, Mr. Harris was a director of the BlackRock Liquidity Funds.

Mr. Harris was a director of the active exchange-listed funds comprising the BlackRock Closed-End Fund Complex from 2007 to 2017. Mr. Harris was previously a Director of the Delta Waterfowl Foundation and Henry Troemner LLC and is currently a director emeritus of Ursinus College. Mr. Harris earned a B.S. degree from the University of California at Berkeley in 1964.
None.
Mr. Harris was a director of Henry Troemner LLC, a manufacturer of scientific equipment, from October 2000 to June 2016. In 2013, Mr. Harris became a director of Ducks Unlimited, Inc. (conservation) and Waterfowl Chesapeake (conservation). In 2015, Mr. Harris became a director of Ducks Unlimited Canada (conservation). In 2017, Mr. Harris became a director of Eastern Shore Land Conservancy. Mr. Harris is also a trustee of Ursinus College. From 1996 to 2007, Mr. Harris was a director of the BlackRock Liquidity Funds, and he has previously served as a director of the Delta Waterfowl Foundation. Mr. Harris was a director of the active

Name, Address(1), and Age	Length of Time Served; Term of Office	Principal Occupation(s) During the Past Five Years	Number of Portfolios in the Fund Complex Overseen by the Director or Nominee for Director	Other Directorships Held by Director or Nominee for Director During the Past Five Years(2)
exchange-listed funds comprising the BlackRock. Closed-End Fund Complex from 2007 to 2017.

William E. Mayer Park Avenue Equity Partners 194 Park Avenue Huntington, NY 11743 Year of birth: 1940	Director since 2005; Term expires 2024.
Mr. Mayer is the Lead Independent Director of BCIC. Since 1999, Mr. Mayer has been a partner at Park Avenue Equity Partners, L.P. (“Park Avenue”), which he co-founded. From 1996 until the formation of Park Avenue, Mr. Mayer was a founding Partner of Development Capital, which invested in private and public companies. From the fall of 1992 until December 1996, Mr. Mayer was a professor and Dean of the College of Business and Management at the University of Maryland. From 1991 to 1992, Mr. Mayer served as a professor and Dean of the Simon Graduate School of Business at the University of Rochester.

Mr. Mayer worked for The First Boston Corporation (now Credit Suisse), a major investment bank, from 1967 to 1990. During his career at The First Boston Corporation, Mr. Mayer held numerous management positions, including President and Chief Executive Officer. Mr. Mayer is currently a board member of Hambrecht Partners Holdings, LLC (a financial services firm), Rosemore, Inc. (a family office), Lirio, Inc. (an application software company) and Renovo Concepts, Inc. (a healthcare company). Up until 2021, Mr. Mayer was a director of
None.
Mr. Mayer is currently a board member of Hambrecht Partners Holdings, LLC (a financial services firm), Rosemore, Inc. (a family office), Lirio, Inc. (an application software company) and Renovo Concepts, Inc. (a medical device company). Mr. Mayer has been a director of numerous public, private and not-for-profit boards over the years. Up until 2021, Mr. Mayer was a director of Premier, Inc. (a healthcare company) and a director of Lee Enterprises (a newspaper company). Mr. Mayer is a Trustee of the Aspen Institute.

Name, Address(1), and Age	Length of Time Served; Term of Office	Principal Occupation(s) During the Past Five Years	Number of Portfolios in the Fund Complex Overseen by the Director or Nominee for Director	Other Directorships Held by Director or Nominee for Director During the Past Five Years(2)

Premier, Inc. (a healthcare company) and a director of Lee Enterprises (a newspaper company). Mr. Mayer has been a director of numerous public, private and not-for-profit boards over the years. Mr. Mayer is a Trustee of the Aspen Institute. Mr. Mayer holds a B.S. degree and an M.B.A. degree from the University of Maryland.

Meridee A. Moore Year of birth: 1958	Director since 2017; Term expires 2024.
Ms. Moore is a Director of BCIC. In 2002, Ms. Moore founded Watershed Asset Management, LLC (“Watershed”), an SEC regulated institutional credit and equity manager. Watershed returned external capital in 2017 and now manages employee capital. Prior to founding Watershed, Ms. Moore was a Partner and Portfolio Manager of Farallon Capital Management, LLC from 1992 to 2002. From 1985 to 1991, Ms. Moore held various positions in Lehman Brothers’ investment banking division, and prior to Lehman Brothers, Ms. Moore was a corporate law associate at Simpson Thacher and Bartlett. In addition to her role on the BCIC Board, Ms. Moore is an independent director of Rayonier, Inc. (NYSE: RYN), where she serves on the Audit Committee and as Chair of the Nominating and Governance Committee. She also serves on the advisory board of Fiduciary Counselling Inc., a Saint Paul, Minneapolis asset manager. Ms. Moore has previously served on the boards of PG&E Corporation and its utility, Pacific Gas & Electric
None.
Ms. Moore has been a director of numerous public and private corporate and non-profit boards over the last two decades. Ms. Moore currently serves as a Director of Rayonier, Inc. and Fiduciary Counselling Inc., and has previously served as a Director of PG&E Corporation and Pacific Gas and Electric Company, its utility. She also served as a director of NextGen Climate America (climate non-profit).

Name, Address(1), and Age	Length of Time Served; Term of Office	Principal Occupation(s) During the Past Five Years	Number of Portfolios in the Fund Complex Overseen by the Director or Nominee for Director	Other Directorships Held by Director or Nominee for Director During the Past Five Years(2)

Company, where she chaired the Restructuring Committee, and NextGen Climate America, Inc., a climate non-profit. Ms. Moore received her B.A. from the University of Colorado and her J.D. from Yale Law School.

Maureen K. Usifer Year of birth: 1960	Director since 2005; Term expires 2025.
Ms. Usifer is a Director of BCIC. Ms. Usifer was a member of the Green Mountain Care Board, a regulatory board appointed by the Governor in Vermont responsible for approving hospital budgets, insurance rates and capital projects, from 2017 to 2021. Ms. Usifer served as CFO of Seventh Generation Inc., a distributor of its brand of household and personal care products, from 2012 to 2016. From 1996 to 2012, Ms. Usifer served in various roles with Church & Dwight Co., Inc. (“Church & Dwight”), a major producer of baking soda and consumer products. Ms. Usifer served as Vice President of Investor Relations, Senior Finance Director, Divisional CFO and controller during her tenure at Church & Dwight. Ms. Usifer also serves as an Independent Trustee of BlackRock Private Credit Fund. Ms. Usifer received an undergraduate degree in business from St. Michael’s College and an M.B.A. in Finance from Clarkson University.
None.
Ms. Usifer currently serves as a Director of Liberty All Star Funds and serves as chair of the audit committee, and serves as a Director of BlackRock Private Credit Fund. Ms. Usifer also currently serves as a trustee of St. Michael’s College and a Director for PC Construction.

(1)	Unless otherwise specified, the business address of the Directors and officers of BCIC is c/o BlackRock Capital Investment Corporation, 50 Hudson Yards, New York, New York 10001.
(2)	Directorships disclosed under this column do not include directorships disclosed under the column “Principal Occupation(s) During Past Five Years.”
(3)	Mr. Keenan is an “interested person” (for purposes of the 1940 Act) of BCIC because he is an officer of BCIC.

Executive Officers
The following persons serve in the following capacities for BCIC:
Name	Age	Position
James E. Keenan	47	Interim Chief Executive Officer
Nik Singhal	49	President
Chip Holladay	47	Interim Chief Financial Officer and Treasurer
Laurence D. Paredes	55	Secretary
Charles C.S. Park	56	Chief Compliance Officer
Biographical Information
Additional biographical information regarding BCIC’s current directors and executive officers is set forth below.
Interested Director
James E. Keenan: Mr. Keenan’s experience serving in numerous executive and management positions, and his particular expertise in the investment process and performance, the partnerships with BlackRock’s distribution channels, and the team’s infrastructure, provides BCIC with a wealth of practical, industry-specific knowledge and leadership. Mr. Keenan oversees BCIC’s investment team, as well as its process and strategy. In particular, Mr. Keenan’s experience as Chief Investment Officer and Global Head of Private Debt provides him with a deep understanding of the market for corporate debt and equity investments. In addition, Mr. Keenan’s positions as a member of the BlackRock’s Global Operating Committee, BlackRock’s Portfolio Management Group Executive Committee, and Investment Committees for BlackRock Private Equity Partners, BlackRock Long-Term Private Capital, and BlackRock Alternative Solutions Group, and as a Managing Director of BCIA, provides the BCIC Board with a direct line of communication to, and direct knowledge of the operations of, BCIA.
Independent Directors
John R. Baron:  Mr. Baron’s expertise in the private equity, banking and investment banking industries provides BCIC with an abundance of practical business experience and knowledge. Mr. Baron has served in several senior level management positions, which benefits BCIC from a management and leadership perspective. Mr. Baron’s past experience as a Managing Member of Crystal Ridge Partners (a private equity firm) provides the BCIC Board and BCIC with additional insight regarding current private equity trends. In addition, as a director of Rufus Aviation Fund/BIAero and an owner and director of Data Metrics Technologies, LLC, Mr. Baron has a deep understanding of the issues facing manufacturing companies and operating companies generally, which provides BCIC with added insight into the operational issues facing its existing and potential portfolio companies. Mr. Baron was a director of Big Rock Sports from 2000 to 2021 and a director of Bronco Manufacturing from 2008 to 2019. Mr. Baron’s independence from BCIC and BCIA enhances his role as Chair of the BCIC Board’s Governance and Compensation Committee and as a member of its Audit Committee.
Jerrold B. Harris:  Mr. Harris’s time as President and Chief Executive Officer of VWR Scientific Products Corporation benefits BCIC by providing it with additional business leadership and experience, while adding the benefit of Mr. Harris’s practical knowledge of the chemicals industry and national and international product distribution. In addition, Mr. Harris’s position as a trustee to the BlackRock closed-end fund boards allows him to bring to the BCIC Board and BCIC the benefit of his experience as a director to other investment companies governed by the 1940 Act. Mr. Harris’s previous service on the BCIC Board also provides him with a specific understanding of BCIC, its operations, and the business and regulatory issues facing BDCs. Mr. Harris’s independence from BCIC and BCIA fosters his role as a member of the BCIC Board’s Governance and Compensation and Audit Committees. Mr. Harris was a director of the active exchange-listed funds comprising the BlackRock Closed-End Fund Complex from 2007 to 2017 and served as a director of Henry Troemner LLC from October 2000 to June 2016. In 2013, Mr. Harris became a director of Ducks Unlimited, Inc. (conservation) and Waterfowl Chesapeake (conservation). In 2015, Mr. Harris became a director of Ducks Unlimited Canada (conservation). In 2017, Mr. Harris became a director of Eastern Shore Land Conservancy. Mr. Harris previously served as a member of the Finance, Audit and Investment Committee of the board of directors of Delta Waterfowl Foundation, and as a member of the Finance and Investment Committee of the board of trustees of Ursinus College.
William E. Mayer:  Mr. Mayer has served in numerous executive management positions, including Chief Executive Officer at The First Boston Corporation. In addition, Mr. Mayer spent four years as Dean of the College of Business and Management at the University of Maryland, and prior to that was Dean of the Simon Graduate School of Business at the University of Rochester. Mr. Mayer’s experience in academia, when coupled with his practical business experience and knowledge, adds a dimension of balance to BCIC’s governance and provides it with a different kind of business perspective. In addition, Mr. Mayer’s leadership and experience at Park Avenue serves to keep BCIC abreast of the latest trends in private equity. Mr. Mayer’s previous service on the BCIC Board also provides him with a specific understanding of BCIC, its operations, and the business and regulatory issues facing BDCs. Mr. Mayer’s independence from us and BCIA enhances his service as Lead Independent Director and as a member of the BCIC Board’s Governance and Compensation Committee as well as its Audit Committee. Mr. Mayer is currently a board member of Hambrecht Partners Holdings, LLC (a financial services firm), Rosemore, Inc. (a family office), Lirio, Inc. (an application software company) and Renovo Concepts, Inc. (a healthcare company). Up until 2021, Mr. Mayer also served as a director of Premier, Inc. (a healthcare company) and Lee Enterprises (a newspaper company).
Meridee A. Moore:  Ms. Moore’s many years of public and private principal investing experience as CEO of an SEC registered investment adviser, and her service on the boards of several public and private corporate and non-profit organizations, provides BCIC with a broad and diverse knowledge of credit investing, governance and finance. In addition to her role on the BCIC Board, Ms. Moore is an independent director of Rayonier, Inc. (NYSE: RYN), where she serves on the Audit Committee and as Chair of the Nominating and Governance Committee. She also serves on the advisory board of Fiduciary Counselling Inc., a Saint Paul, Minneapolis asset manager. Ms. Moore has previously served on the boards of PG&E Corporation and its utility, Pacific Gas & Electric Company, where she chaired the Restructuring Committee, and NextGen Climate America, Inc., a climate non-profit. Ms. Moore’s role as the founder and Senior Managing Member of Watershed as well as her prior positions as Partner and Portfolio Manager of Farallon Capital Management, LLC. also contribute to Ms. Moore’s deep understanding of the financial services industry. Moreover, Ms. Moore’s knowledge of financial and accounting matters qualify her as one of the BCIC Board’s audit committee financial experts. Ms. Moore’s independence from BCIC and BCIA enhances her role as a member of the BCIC Board’s Governance and Compensation Committee and Audit Committee. Ms. Moore received her B.A. from the University of Colorado and her J.D. from Yale Law School.
Maureen K. Usifer:  Ms. Usifer’s role as CFO of Seventh Generation Inc., a distributor of its brand of household and personal care products, provides invaluable guidance to BCIC. From May 2017 to September 2021, Ms. Usifer was a member of The Green Mountain Care Board (“GMCB”). The board of the GMCB are appointed to terms by the Governor of Vermont and regulate health care spending in the State. The GMCB regulates the 14 hospital budgets accounting to approximately $2.5 billion in revenue, insurance rates and the certificate of needs process. From April 2009 until April 2012, Ms. Usifer served as Vice President of Investor Relations with Church & Dwight, a major producer of baking soda and consumer products. In addition, Ms. Usifer’s past experience as senior finance director at Church & Dwight and CFO of Armkel, LLC greatly benefits BCIC’s oversight of its quarterly and annual financial reporting obligations. Moreover, Ms. Usifer’s knowledge of financial and accounting matters qualify her as one of the BCIC Board’s audit committee financial experts, and her in-depth knowledge of consumer goods benefits BCIC’s investment efforts in this industry. Ms. Usifer’s previous service on the BCIC Board also provides her with a specific understanding of BCIC, its operations, and the business and regulatory issues facing BDCs, in addition to her role as an Independent Trustee of BlackRock Private Credit Fund. Ms. Usifer’s independence from BCIC and BCIA enhances her service as Chair of the BCIC Board’s Audit Committee and as a member of its Governance and Compensation Committee.
Executive Officers
James E. Keenan: See above.
Nik Singhal. Nik Singhal is President of BCIC and a Managing Director of BlackRock. Mr. Singhal also serves as Director and Chief Executive Officer of BlackRock Direct Lending Corp. Additionally, Mr. Singhal focuses on portfolio construction and management for various funds and is a member of the Investment Committees for BCIC and other direct lending funds managed by BlackRock. He was also previously the head of investor relations for BCIC. Prior to moving to his current role at BlackRock in 2016, Mr. Singhal was a managing director in the Financial Markets Advisory Group within BlackRock Solutions, where he provided portfolio management and advisory services to clients with a focus on corporate debt, shipping loans, consumer and esoteric asset-backed securities. Prior to joining BlackRock in 2010, Mr. Singhal worked as a senior investment professional at HBK Capital Management in Dallas where he was responsible for originating and managing direct corporate loans and other opportunistic investments. He joined HBK in 2005. Prior to that, Mr. Singhal was a vice president in the

Fixed Income Division of Lehman Brothers in New York responsible for structuring and managing principal transactions, primarily focusing on esoteric asset-backed securities and distressed corporate debt. He joined Lehman Brothers in 1998. Mr. Singhal earned a BS degree in Computer Science & Engineering from IIT Delhi in 1995 and an MBA degree from IIM Ahmedabad in 1998.
Chip Holladay:  Chip Holladay is the Interim Chief Financial Officer and Treasurer of BCIC, a Managing Director of BlackRock, and is a senior member of the Alternatives Operations group within BlackRock’s Global Accounting and Product Services team. He is currently the head of the Product Oversight group within Alternative Operations, which assists the business with product development, ongoing operational support and change management across BlackRock’s alternatives platform. Mr. Holladay also leads the Finance and Accounting function for BlackRock’s broader BDC platform. Prior to joining BlackRock in 2005, Mr. Holladay was as a certified public accountant working in the business assurance practice of PricewaterhouseCoopers LLP and was responsible for managing and overseeing audits of registered and non-registered investment companies. Mr. Holladay also serves on the investment committee for the endowments of Salesianum School, a Roman Catholic independent school for boys located in Wilmington, Delaware. Mr. Holladay earned a BS degree in Accounting from the University of Richmond.
Laurence D. Paredes:  (see above “Management of TCPC”)
Charles C.S. Park:  (see above “Management of TCPC”)
Board Leadership Structure
The BCIC Board has been divided into interested Directors and Independent Directors. Interested Directors are interested persons as defined in the 1940 Act. The BCIC Board’s Chair, James E. Keenan, is an interested Director because he is a Managing Director of BlackRock, Chief Investment Officer and Global Head of Credit as well as a member of BlackRock’s Global Operating Committee and the BlackRock’s Alternatives Executive Committee. In part because BCIC is an externally managed investment company, the BCIC Board believes having an interested chair that is familiar with BCIC’s portfolio companies, its day-to-day management and the operations of its BCIA enhances, among other things, the BCIC Board’s understanding of BCIC’s investment portfolio, business, finances and risk management efforts. In addition, the BCIC Board believes that Mr. Keenan’s employment with an affiliate of BCIA better allows for the efficient mobilization of BCIA’s resources at the BCIC Board’s behest and on its behalf.
William E. Mayer serves as Lead Independent Director. Mr. Mayer has been a Director of BCIC since 2005. The BCIC Board believes that having a Lead Independent Director will allow each director to enjoy more effective, accurate and efficient communication with BCIC, BCIA and management, and will facilitate the timely transmission of information among such parties.
BCIC Board’s Role in Risk Oversight
As is the case with most BDCs and investment companies, BCIC’s investment adviser has responsibility for the day-to-day management of BCIC, which includes responsibility for risk management. Examples of prominent risks include investment risk, regulatory and compliance risks, operational risks, accounting risks, valuation risks, service provider risks and legal risks. As part of its oversight role, the BCIC Board, acting at its scheduled meetings, or the BCIC Board’s Chair, acting between BCIC Board meetings, interacts with and receives reports from senior personnel of service providers, including BCIA’s portfolio management personnel. The BCIC Board receives periodic presentations and reports from senior personnel of BCIA regarding risk management generally, as well as periodic presentations regarding specific operational, compliance or investment areas such as accounting, administration, anti-money laundering, business continuity, personal trading, valuation, and investment research. The BCIC Board also receives reports from counsel to BCIC and the BCIC Board’s own independent legal counsel regarding regulatory compliance and governance matters. The BCIC Board’s Audit Committee receives periodic communications from BCIC’s independent registered public accounting firm. The BCIC Board interacts with and receives reports from BCIC’s Chief Compliance Officer in connection with each scheduled meeting and, at least on an annual basis, BCIC’s Independent Directors meet separately from BCIA and BCIC’s management, with BCIC’s Chief Compliance Officer and independent legal counsel on regulatory compliance matters. The BCIC Board’s oversight role does not make the BCIC Board a guarantor of BCIC’s investments or activities. While there are a number of risk management functions performed by BCIA and the other service providers, as applicable, it is not possible to eliminate all of the risks applicable to BCIC.

Corporate Governance
Director Independence
In accordance with rules of Nasdaq, the BCIC Board annually determines the independence of each director. No director is considered independent unless the BCIC Board has determined that he or she has no material relationship with BCIC. BCIC monitors the status of its directors and officers through the activities of its Nominating Committee and through a questionnaire to be completed by each director no less frequently than annually, with updates periodically if information provided in the most recent questionnaire has materially changed.
In order to evaluate the materiality of any such relationship, the BCIC Board uses the definition of director independence set forth in the Nasdaq listing rules. Section 5605 provides that a director of a BDC will be considered to be independent if he or she is not an “interested person” of BCIC, as defined in Section 2(a)(19) of the 1940 Act. Section 2(a)(19) of the 1940 Act defines an “interested person” to include, among other things, any person who has, or within the last two years had, a material business or professional relationship with BCIC. Pursuant to Section 56 of the 1940 Act, a majority of a BDC’s board of directors must be comprised of Independent Directors. In addition, the BCIC Board has determined that it is appropriate to have a board of directors with at least a majority of directors that meet the definition of “independent directors” under the corporate governance standards of Nasdaq.
The BCIC Board has determined that each of the current directors is independent and has no relationship with BCIC, except as a director and stockholder of BCIC, with the exception of Mr. Keenan. Mr. Keenan is an interested person of BCIC due to his position at BCIA and its affiliates.
Communications with Directors
BCIC Stockholders and other interested parties may contact any member (or all members) of the BCIC Board by mail. To communicate with the BCIC Board, any individual director or any group or committee of directors, correspondence should be addressed to the BCIC Board or any such individual director or group or committee of directors by either name or title. All such correspondence should be sent to BlackRock Capital Investment Corporation, 50 Hudson Yards, New York, New York 10001, Attention: Secretary. Any communication to report potential issues regarding accounting, internal controls and other auditing matters will be directed to the BCIC Audit Committee. Appropriate personnel of TCPC will review and sort through communications before forwarding them to the addressee(s).
Board Meetings and Committees
During BCIC’s fiscal year ended December 31, 2022, the number of meetings held for the full BCIC Board totaled seven and the number of meetings held for the Audit Committee totaled four. The Governance and Compensation Committee met twice in 2022. During BCIC’s last full fiscal year, each Director attended at least 75% of the aggregate of (i) all regular meetings of the BCIC Board of BCIC and (ii) all meetings of all committees of the BCIC Board of BCIC on which the Director served. BCIC requires each Director to make a diligent effort to attend all BCIC Board and committee meetings, and encourages, but does not require, Directors to attend the annual meeting of Stockholders. All of the then-Directors attended the 2022 Annual Meeting of Stockholders of BCIC virtually.
Audit Committee
The Audit Committee operates pursuant to a charter approved by the BCIC Board, a copy of which is available on BCIC’s website at http://www.blackrockbkcc.com. The charter sets forth the responsibilities of the Audit Committee. The primary function of the Audit Committee is to serve as an independent and objective party to assist the BCIC Board in fulfilling its responsibilities for overseeing all material aspects of BCIC’s accounting and financial reporting processes, internal control and audit functions, monitoring the independence and performance of BCIC’s independent registered public accounting firm, providing a means for open communication among BCIC’s independent registered public accounting firm, financial and senior management and the BCIC Board, reviewing and commenting on preliminary valuation conclusions by independent valuations firms and overseeing compliance by the BCIC with legal and regulatory requirements. The Audit Committee is presently composed of five persons, including Mses. Usifer (Chair) and Moore and Messrs. Baron, Harris and Mayer. The BCIC Board has determined that each current member of BCIC’s Audit Committee is an “audit committee financial expert” as defined under Item 407(d)(5) of Regulation S-K of the Exchange Act. In addition, each current member of BCIC’s Audit Committee meets the current independence and experience requirements of Rule 10A-3 of the Exchange Act and, in addition, is not an “interested person” of BCIC or BCIA as defined in Section 2(a)(19) of the 1940 Act.

Nominating Committee
The BCIC Board has a Governance and Compensation Committee. The Governance and Compensation Committee consists of Mses. Usifer and Moore and Messrs. Baron (Chair), Harris and Mayer, each of whom is independent for purposes of the 1940 Act and the NASDAQ corporate governance regulations. The Governance and Compensation Committee operates pursuant to a charter approved by the BCIC Board, which is available on BCIC’s website at http://www.blackrockbkcc.com. The Governance and Compensation Committee performs those functions enumerated in the Governance and Compensation Committee charter, including, but not limited to, making nominations for the appointment or election of Independent Directors, reviewing Independent Director compensation, retirement policies and personnel training policies, administering the provisions of the code of ethics applicable to the Independent Directors and determining or recommending to the BCIC Board for determination, the compensation of any officers of BCIC. Currently, BCIC’s officers do not receive any direct compensation from BCIC.
With respect to nominations to BCIC, the Governance and Compensation Committee may consider nominations for the office of director made by BCIC Stockholders as it deems appropriate. Stockholders who wish to recommend a nominee should send a recommendation to BCIC’s Secretary that includes all information relating to such person that is required to be disclosed in solicitations of proxies for the election of members to the BCIC Board or is required by the advance notice provision of BCIC’s bylaws. For a candidate to be considered by the Governance and Compensation Committee, a Stockholder must submit the recommendation in writing and must include:
•
the name and record address of the Stockholder, the class or series and number of shares of BCIC which are owned beneficially or of record by the Stockholder, a description of all arrangements or understandings between the Stockholder and each proposed candidate and any other person or persons (including their names) in connection with which the nomination(s) made by the Stockholder, a representation that the Stockholder intends to appear in person (including via webcast) or by proxy at the meeting to nominate the persons named in its recommendation and any other information relating to the Stockholder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors/trustees pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder; and

•
the name, age, business address and residential address of the candidate(s), the principal occupation or employment of the candidate(s), the class or series and number of shares of BCIC which are owned beneficially or of record by the candidate(s), if any, and any other information relating to the candidate(s) that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors/trustees pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder.

Such recommendation must be accompanied by a written consent of each proposed candidate to being named as a nominee and to serve as a director if elected. The Governance and Compensation Committee may take into consideration the number of shares of BCIC’s common stock held by the recommending Stockholder and the length of time that such shares have been held. The Governance and Compensation Committee seeks to identify individuals to serve on the BCIC Board who have a diverse range of viewpoints, qualifications, experiences, backgrounds and skill sets so that the BCIC Board will be better suited to fulfill its responsibility of overseeing BCIC’s activities. In so doing, the Governance and Compensation Committee reviews the size of the BCIC Board and the knowledge, experience, skills, expertise and diversity of the Directors in light of the issues facing BCIC in determining whether one or more new directors should be added to the BCIC Board. The Governance and Compensation Committee believes that the Directors as a group possess the array of skills, experiences and backgrounds necessary to guide BCIC. The Director biographies included herein highlight the diversity and breadth of skills, qualifications and expertise that the Directors bring to BCIC.
Stockholder recommendations for nominees must set forth the information required by BCIC’s bylaws, which includes the information described above and must be delivered to or mailed and received at BCIC’s principal executive office not more than 120 days nor fewer than 90 days in advance of the anniversary date of the immediately preceding annual meeting of Stockholders; provided, however, that if the date of the annual meeting has changed by more than 30 days from the prior year, the nomination must be received not later than the close of business on the tenth day following the day on which such notice of the date of the meeting was mailed or such public disclosure of the date of the meeting was made, whichever first occurs.

Code of Ethics
BCIC has adopted codes of ethics and business conduct which apply to, among others, the Directors, as well as its officers, including its Chief Executive Officer, President, and Chief Financial Officer and Treasurer, or persons performing similar functions (collectively, “Senior Officers”). BCIC’s codes of ethics and business conduct can be accessed at BCIC’s website at http://www.blackrockbkcc.com. BCIC intends to disclose any amendments to or waivers of required provisions of the applicable codes on BCIC’s website and as otherwise required by the rules promulgated by NASDAQ and the SEC.
Hedging Transactions
BCIC’s codes of ethics and business conduct do not expressly prohibit Directors or Senior Officers from engaging in hedging transactions with respect to its securities.
Executive Compensation
NASDAQ rules require listed companies, such as BCIC, to approve the compensation of the chief executive officer. BCIC has not paid, and does not intend to pay, compensation to BCIC’s executive officers for their service as executive officers of BCIC. BCIC’s executive officers are employees of, and are compensated by, BCIA, an affiliate of BCIA and/or BCIC’s administrator. The Independent Directors have approved the BCIC Investment Advisory Agreement between BCIC and BCIA and the BCIC Administration Agreement, each as required under the 1940 Act.
During the fiscal year ended December 31, 2022, $1.4 million was incurred by, and $1.4 million was reimbursed to the BCIC Administrator, by BCIC for the allocable portion of compensation expenses incurred by the BCIC Administrator on behalf of the chief financial officer, chief compliance officer and other support personnel of BCIC, pursuant to the BCIC Administration Agreement.
Director Compensation
The following table sets forth compensation of BCIC’s directors for the fiscal year ended December 31, 2022:
	Fees Earned or Paid in Cash(1)	Total
Interested Directors:
James E. Keenan	—	—
Independent Directors:
John R. Baron	$119,250	$119,250
Jerrold B. Harris	$114,250	$114,250
William E. Mayer	$136,750	$136,750
Meridee A. Moore	$114,250	$114,250
Maureen K. Usifer	$129,250	$129,250
(1)	BCIC does not have a pension or retirement plan or deferred compensation plan, and Directors do not receive any pension or retirement benefits.
As compensation for serving on the BCIC Board, each Independent Director received an annual fee of $100,000 in 2022 and the lead Independent Director received an additional annual fee of $22,500. Additionally, each Independent Director receives meeting attendance fees of $2,500 ($1,250 for telephonic attendance) per board meeting and $1,000 ($500 for telephonic attendance) per committee meeting attended plus reimbursement of reasonable out-of-pocket expenses incurred in connection with such attendance. In addition, the chair of the audit committee receives an annual fee of $15,000 and the chair of the governance committee receives an annual fee of $5,000 for their additional services in these capacities. In addition, BCIC purchases directors’ and officers’ liability insurance on behalf of our Directors and officers.

PORTFOLIO MANAGEMENT OF TCPC

Investment Committee
TCP’s investment process is organized around the Investment Committee that provides for a centralized, repeatable decision process. The Investment Committee meets weekly and, with respect to each fund TCP advises, certain members of the Investment Committee are voting members. The voting members of the Investment Committee (“TCPC Voting Members”) for TCPC are currently Philip M. Tseng, Rajneesh Vig, Rob DiPaolo, Jason Mehring, and Dan Worrell. Approval by a simple majority vote of the voting members of the Investment Committee is required for the purchase or sale of any investment, with certain de-minimis exceptions. No TCPC Voting Member has veto power. TCP’s investment process is designed to maximize risk-adjusted returns and preserve downside protection.
Voting Members
Philip M. Tseng: (see above “Management of TCPC”)
Rajneesh Vig: (see above “Management of TCPC”)
Rob DiPaolo: Mr. DiPaolo has been at BlackRock and its predecessor, TCP, since 1999. Prior to his current role, Mr. DiPaolo was TCP’s Chief Financial Officer and was responsible for building TCP’s financial reporting, processes and controls and operating infrastructure. Preceding TCP, Mr. DiPaolo was Vice President at Trust Company of the West, spent seven years at Arthur Andersen as a Business Advisory and Consulting Manager and began his career in 1989, spending five years at May Department Stores as a profit improvement specialist and control division accountant. Mr. DiPaolo earned a B.S. from the University of California, Riverside and is a CPA in the State of California.
Jason Mehring: Mr. Mehring has over 29 years’ experience in middle market investing, including his 18 years’ experience with the USPC team, joining as a Managing Director at BCIC’s former advisor in 2005. Mr. Mehring previously spent more than ten years at Banc of America Capital Investors (BACI), an affiliate of Bank of America, Inc., in Chicago, where he held positions of increasing responsibility, becoming a principal of the firm in 2000. At BACI, Mr. Mehring focused on mezzanine and private equity investing in middle market companies. Prior to joining BACI in 1994, he worked at Firstar Bank, a predecessor to U.S. Bank. Mr. Mehring received a B.B.A., summa cum laude, in Finance and Economics from the University of Wisconsin Eau Claire, where he also graduated with University Honors, an M.B.A. from the Kellogg School of Management at Northwestern University, and he has served on a variety of private corporate boards.
Dan Worrell: Mr. Worrell is a Managing Director of BlackRock and member of BlackRock's Global Credit Platform, where he focuses on direct lending and special situation strategies. He is a member of the USPC Management Operating Committee and the head of USPC’s Underwriting Committee, and a voting committee member of USPC. He also serves on the investment committees for other private credit funds managed by BlackRock. Prior to joining BlackRock. Mr. Worrell was a Managing Director at TCP, which he joined in 2007, where he headed multiple industry sectors. Mr. Worrell has been on the Board of Directors of several portfolio companies in the Consumer and Healthcare industries. Prior to his current role, Mr. Worrell was a High Yield Portfolio Manager with Mulholland Capital Advisors, where he analyzed and invested in high yield credit opportunities, capital structure arbitrage and special situations. He has also previously invested in distressed companies and special situations at Gruss Partners, JP Morgan and as an Investment Manager at a Central Asia-focused private equity fund based in Kazakhstan. Mr. Worrell earned an M.B.A. from Columbia University in 1991.
The voting members of TCP’s Investment Committee for each other advisor account are primarily responsible for the day-to-day management of such other advisor account. Messrs. Tseng and Vig are voting members of the Investment Committee for a majority of the other advisor accounts. The advisory compensation of each of these accounts is based in part on the performance of the account during periods where such account meets minimum performance requirements.
Material conflicts of interest may arise in connection with the TCPC Voting Members’ management of TCPC’s investments, on the one hand, and the investments of the other advisor accounts, on the other.
Each TCPC Voting Member receives a fixed salary from TCP. Additionally, each TCPC Voting Member may receive a performance-based discretionary bonus, the opportunity to participate in various benefits programs and the opportunity to participate in one or more of the incentive compensation programs established by BlackRock.

The discussion below describes the TCPC Voting Members’ compensation as of December 31, 2022.
BlackRock’s financial arrangements with its TCPC Voting Members, its competitive compensation and its career path emphasis at all levels reflect the value senior management places on key resources. Compensation may include a variety of components and may vary from year to year based on a number of factors. The principal components of compensation include a base salary, a performance-based discretionary bonus, participation in various benefits programs and one or more of the incentive compensation programs established by BlackRock.
Base compensation. Generally, TCPC Voting Members receive base compensation based on their position with the firm.
Discretionary Incentive Compensation. Discretionary incentive compensation is a function of several components: the performance of BlackRock, Inc., the performance of the TCPC Voting Member’s group within BlackRock, the investment performance, including risk-adjusted returns, of the firm’s assets under management or supervision by that TCPC Voting Member relative to predetermined benchmarks, and the individual’s performance and contribution to the overall performance of these portfolios and BlackRock. In most cases, these benchmarks are the same as the benchmark or benchmarks against which the performance of the funds or other accounts managed by the TCPC Voting Members are measured. Among other things, BlackRock’s Chief Investment Officers make a subjective determination with respect to each TCPC Voting Member’s compensation based on the performance of the funds and other accounts managed by each TCPC Voting Member relative to the various benchmarks.
Distribution of Discretionary Incentive Compensation. Discretionary incentive compensation is distributed to TCPC Voting Members in a combination of cash deferred BlackRock, Inc. stock awards, and/or deferred cash awards that notionally track the return of certain BlackRock investment products.
TCPC Voting Members receive their annual discretionary incentive compensation in the form of cash.
TCPC Voting Members whose total compensation is above a specified threshold also receive deferred BlackRock, Inc. stock awards annually as part of their discretionary incentive compensation. Paying a portion of discretionary incentive compensation in the form of deferred BlackRock, Inc. stock puts compensation earned by a TCPC Voting Member for a given year “at risk” based on BlackRock’s ability to sustain and improve its performance over future periods. In some cases, additional deferred BlackRock, Inc. stock may be granted to certain key employees as part of a long-term incentive award to aid in retention, align interests with long-term shareholders and motivate performance. Deferred BlackRock, Inc. stock awards are generally granted in the form of BlackRock, Inc. restricted stock units that vest pursuant to the terms of the applicable plan and, once vested, settle in BlackRock, Inc. common stock. The TCPC Voting Members of this Fund are eligible to receive deferred BlackRock, Inc. stock awards.
For certain TCPC Voting Members, a portion of the discretionary incentive compensation is also distributed in the form of deferred cash awards that notionally track the returns of select BlackRock investment products they manage, which provides direct alignment of TCPC Voting Member discretionary incentive compensation with investment product results. Deferred cash awards vest ratably over a number of years and, once vested, settle in the form of cash. Only TCPC Voting Members who manage specified products and whose total compensation is above a specified threshold are eligible to participate in the deferred cash award program.
Other Compensation Benefits. In addition to base salary and discretionary incentive compensation, TCPC Voting Members may be eligible to receive or participate in one or more of the following:
Incentive Savings Plans - BlackRock, Inc. has created a variety of incentive savings plans in which BlackRock employees are eligible to participate, including a 401(k) plan, the BlackRock Retirement Savings Plan (RSP), and the BlackRock Employee Stock Purchase Plan (ESPP). The employer contribution components of the RSP include a company match equal to 50% of the first 8% of eligible pay contributed to the plan capped at $5,000 per year, and a company retirement contribution equal to 3-5% of eligible compensation up to the IRS limit ($280,000 for 2019). The RSP offers a range of investment options, including registered investment companies and collective investment funds managed TCP and its affiliates. BlackRock contributions follow the investment direction set by participants for their own contributions or, absent participant investment direction, are invested into a target date fund that corresponds to, or is closest to, the year in which the participant attains age 65. The ESPP allows for investment in

BlackRock common stock at a 5% discount on the fair market value of the stock on the purchase date. Annual participation in the ESPP is limited to the purchase of 1,000 shares of common stock or a dollar value of $25,000 based on its fair market value on the purchase date. All of the eligible TCPC Voting Members are eligible to participate in these plans.
The dollar range of equity securities in TCPC beneficially owned at December 31, 2022 by each person who is a TCPC Voting Member is as follows:
Name of Portfolio Manager	Dollar Range of Equity Securities(1)(2)
Philip M. Tseng	$100,001 — $500,000
Rajneesh Vig	$500,001 — $1,000,000
Rob DiPaolo	$1 — $10,000
Jason Mehring	none
Dan Worrell	$100,001 — $500,000
(1)	Beneficial ownership has been determined in accordance with Rule 16a-1(a)(2) of the Exchange Act.
(2)
The dollar range of equity securities beneficially owned are: none, $1 — $10,000, $10,001 — $50,000, $50,001 — $100,000, $100,001 — $500,000, $500,001 — $1,000,000, or over $1,000,000, and is based on the closing price of $12.94 per share of TCPC Common Stock on December 31, 2022 on the NASDAQ Global Select Market.

Other Accounts Managed
The information below lists the number of other accounts for which each TCPC Voting Member was primarily responsible for the day-to-day management as of the fiscal year ended December 31, 2022.
Name of Investment Committee Voting Member	Type of Accounts(1)	Total No. of Other Accounts Managed	Total Other Assets (in millions)	No. of Other Accounts where Advisory Fee is Based on Performance	Total Assets in Other Accounts where Advisory Fee is Based on Performance (in millions)
Philip M. Tseng	Registered Investment Companies:	5	$3,049	5	$3,049
	Other Pooled Investment Vehicles:	33	$12,669	30	$12,669
	Other Accounts:	8	$2,940	5	$1,632
Rajneesh Vig	Registered Investment Companies:	5	$3,049	3	$3,049
	Other Pooled Investment Vehicles:	33	$12,669	30	$12,669
	Other Accounts:	8	$2,940	5	$1,632
Rob DiPaolo	Registered Investment Companies:	5	$3,049	3	$3,049
	Other Pooled Investment Vehicles:	33	$12,669	30	$12,669
	Other Accounts:	8	$2,940	5	$1,632
Jason Mehring	Registered Investment Companies:	5	$3,049	3	$3,049
	Other Pooled Investment Vehicles:	33	$12,669	30	$12,669
	Other Accounts:	8	$2,940	5	$1,632
Dan Worrell	Registered Investment Companies:	5	$3,049	3	$3,049
	Other Pooled Investment Vehicles:	33	$12,669	30	$12,669
	Other Accounts:	8	$2,940	5	$1,632
(1)	For purposes of this table, Registered Investment Companies includes BDCs.

PORTFOLIO MANAGEMENT OF BCIC

Investment Committee
BCIA’s investment process is organized around the Investment Committee that provides for a centralized, repeatable decision process. The Investment Committee meets weekly and, with respect to each fund BCIA advises, certain members of the Investment Committee are voting members. The voting members of the Investment Committee (“BCIC Voting Members”) for BCIC are currently James Keenan, Philip M. Tseng, Rajneesh Vig, Jason Mehring, Marshall Merriman and Nik Singhal. Approval by a simple majority vote of the voting members of the Investment Committee is required for the purchase or sale of any investment, with certain de-minimis exceptions. No voting member has veto power. BCIA’s investment process is designed to maximize risk-adjusted returns and preserve downside protection.
Voting Members
James Keenan: (see above “Management of BCIC”)
Philip M. Tseng: (see above “Management of TCPC”)
Rajneesh Vig: (see above “Management of TCPC”)
Jason Mehring: (see above “Portfolio Management of TCPC”)
Marshall Merriman: Mr. Merriman is currently head of BlackRock’s Investment Grade Debt group, which he started after over 14 years as a Managing Director with BCIC and its former advisor. Prior to that, he was a Managing Director with Harris Williams & Company, an investment bank providing mergers and acquisition advice to middle market companies in the United States and Western Europe. Prior to joining Harris Williams in 1998, Mr. Merriman was a partner at McGuireWoods LLP, where he represented public and private companies in mergers and acquisitions and corporate finance transactions. Mr. Merriman received a B.A in Commerce from Washington & Lee University and a J.D. from the University of Virginia.
Nik Singhal: (see above “Management of BCIC”)
The voting members of BCIA’s Investment Committee for each other advisor account are primarily responsible for the day-to-day management of such other advisor account. The advisory compensation of each of these accounts is based in part on the performance of the account during periods where such account meets minimum performance requirements.
Material conflicts of interest may arise in connection with the BCIC Voting Members’ management of BCIC’s investments, on the one hand, and the investments of the other advisor accounts, on the other.
Each BCIC Voting Member receives a fixed salary from BCIC. Additionally, each BCIC Voting Member may receive a performance-based discretionary bonus, the opportunity to participate in various benefits programs and the opportunity to participate in one or more of the incentive compensation programs established by BlackRock.
The discussion below describes the BCIC Voting Members’ compensation as of December 31, 2022.
BlackRock’s financial arrangements with its BCIC Voting Members, its competitive compensation and its career path emphasis at all levels reflect the value senior management places on key resources. Compensation may include a variety of components and may vary from year to year based on a number of factors. The principal components of compensation include a base salary, a performance-based discretionary bonus, participation in various benefits programs and one or more of the incentive compensation programs established by BlackRock.
Base compensation. Generally, BCIC Voting Members receive base compensation based on their position with the firm.
Discretionary Incentive Compensation. Discretionary incentive compensation is a function of several components: the performance of BlackRock, Inc., the performance of the BCIC Voting Member’s group within BlackRock, the investment performance, including risk-adjusted returns, of the firm’s assets under management or supervision by that BCIC Voting Member relative to predetermined benchmarks, and the individual’s performance and contribution to the overall performance of these portfolios and BlackRock. In most cases, these benchmarks are the same as the benchmark or benchmarks against which the performance of the funds or other accounts managed by the BCIC Voting Members are measured. Among other things, BlackRock’s Chief Investment Officers make a subjective determination with respect to each BCIC Voting Member’s compensation based on the performance of the funds and other accounts managed by each BCIC Voting Member relative to the various benchmarks.
Distribution of Discretionary Incentive Compensation. Discretionary incentive compensation is distributed to BCIC Voting Members in a combination of cash deferred BlackRock, Inc. stock awards, and/or deferred cash awards that notionally track the return of certain BlackRock investment products.
BCIC Voting Members receive their annual discretionary incentive compensation in the form of cash.
BCIC Voting Members whose total compensation is above a specified threshold also receive deferred BlackRock, Inc. stock awards annually as part of their discretionary incentive compensation. Paying a portion of discretionary incentive compensation in the form of deferred BlackRock, Inc. stock puts compensation earned by a BCIC Voting Member for a given year “at risk” based on BlackRock’s ability to sustain and improve its performance over future periods. In some cases, additional deferred BlackRock, Inc. stock may be granted to certain key employees as part of a long-term incentive award to aid in retention, align interests with long-term shareholders and motivate performance. Deferred BlackRock, Inc. stock awards are generally granted in the form of BlackRock, Inc. restricted stock units that vest pursuant to the terms of the applicable plan and, once vested, settle in BlackRock, Inc. common stock. The BCIC Voting Members of this Fund are eligible to receive deferred BlackRock, Inc. stock awards.
For certain BCIC Voting Members, a portion of the discretionary incentive compensation is also distributed in the form of deferred cash awards that notionally track the returns of select BlackRock investment products they manage, which provides direct alignment of BCIC Voting Member discretionary incentive compensation with investment product results. Deferred cash awards vest ratably over a number of years and, once vested, settle in the form of cash. Only BCIC Voting Members who manage specified products and whose total compensation is above a specified threshold are eligible to participate in the deferred cash award program.
Other Compensation Benefits. In addition to base salary and discretionary incentive compensation, BCIC Voting Members may be eligible to receive or participate in one or more of the following:
Incentive Savings Plans - BlackRock, Inc. has created a variety of incentive savings plans in which BlackRock employees are eligible to participate, including a 401(k) plan, the BlackRock Retirement Savings Plan (RSP), and the BlackRock Employee Stock Purchase Plan (ESPP). The employer contribution components of the RSP include a company match equal to 50% of the first 8% of eligible pay contributed to the plan capped at $5,000 per year, and a company retirement contribution equal to 3-5% of eligible compensation up to the IRS limit ($280,000 for 2019). The RSP offers a range of investment options, including registered investment companies and collective investment funds managed BCIA and its affiliates. BlackRock contributions follow the investment direction set by participants for their own contributions or, absent participant investment direction, are invested into a target date fund that corresponds to, or is closest to, the year in which the participant attains age 65. The ESPP allows for investment in BlackRock common stock at a 5% discount on the fair market value of the stock on the purchase date. Annual participation in the ESPP is limited to the purchase of 1,000 shares of common stock or a dollar value of $25,000 based on its fair market value on the purchase date. All of the eligible BCIC Voting Members are eligible to participate in these plans.
The dollar range of equity securities in BCIC beneficially owned at December 31, 2022 by each person who is a BCIC Voting Member is as follows:
Name of Portfolio Manager	Dollar Range of Equity Securities(1)(2)
James E. Keenan	over $1,000,000
Philip M. Tseng	none
Rajneesh Vig	$100,001 — $500,000
Jason Mehring	$100,001 — $500,000
Marshall Merriman	$50,001 — $100,000
Nik Singhal	$100,001 — $500,000
(1)	Beneficial ownership has been determined in accordance with Rule 16a-1(a)(2) of the Exchange Act.
(2)
The dollar range of equity securities beneficially owned are: none, $1 — $10,000, $10,001 — $50,000, $50,001 — $100,000, $100,001 — $500,000, $500,001 — $1,000,000, or over $1,000,000, and is based on the closing price of $3.62 per share of BCIC Common Stock on December 31, 2022 on the NASDAQ Global Select Market.

Other Accounts Managed
The information below lists the number of other accounts for which each BCIC Voting Member was primarily responsible for the day-to-day management as of the fiscal year ended December 31, 2022.
Name of Investment Committee Voting Member	Type of Accounts(1)	Total No. of Other Accounts Managed	Total Other Assets (in millions)	No. of Other Accounts where Advisory Fee is Based on Performance	Total Assets in Other Accounts where Advisory Fee is Based on Performance (in millions)
James E. Keenan	Registered Investment Companies:	25	$35,830	1	$758
	Other Pooled Investment Vehicles:	31	$12,340	0	$0
	Other Accounts:	18	$6,940	5	$802
Philip M. Tseng	Registered Investment Companies:	5	$3,049	5	$3,049
	Other Pooled Investment Vehicles:	33	$12,669	30	$12,669
	Other Accounts:	8	$2,940	5	$1,632
Rajneesh Vig	Registered Investment Companies:	5	$3,049	3	$3,049
	Other Pooled Investment Vehicles:	33	$12,669	30	$12,669
	Other Accounts:	8	$2,940	5	$1,632
Jason Mehring	Registered Investment Companies:	5	$3,049	3	$3,049
	Other Pooled Investment Vehicles:	33	$12,669	30	$12,669
	Other Accounts:	8	$2,940	5	$1,632
Marshall Merriman	Registered Investment Companies:	0	$0	0	$0
	Other Pooled Investment Vehicles:	48	$382	0	$0
	Other Accounts:	0	$0	0	$0
Nik Singhal	Registered Investment Companies:	3	$1,310	3	$1,310
	Other Pooled Investment Vehicles:	10	$6,487	9	$6,115
	Other Accounts:	2	$1,300	1	$1,000
(1)	For purposes of this table, Registered Investment Companies includes BDCs.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS OF TCPC AND BCIC
TCPC Transactions with Related Persons
TCPC has entered into a number of business relationships with affiliated or related parties, including the following:
•	TCPC has entered into an investment management agreement with TCP and a related fee waiver agreement;
•
The TCPC Administrator provides TCPC with administrative services necessary to conduct TCPC’s day-to-day operations. For providing these services, facilities and personnel, the TCPC Administrator may be reimbursed by TCPC for expenses incurred by the TCPC Administrator in performing its obligations under the administration agreement, including TCPC’s allocable portion of the cost of certain of TCPC’s officers and the TCPC Administrator’s administrative staff and providing, at TCPC’s request and on TCPC’s behalf, significant managerial assistance to portfolio companies to which TCPC is required to provide such assistance.

•
TCPC has entered into a royalty-free license agreement with TCP and BlackRock, Inc., pursuant to which TCP and BlackRock have agreed to grant TCPC a non-exclusive, royalty-free license to use the name “TCP” and “BlackRock.”

TCP and its affiliates, employees and associates currently do and in the future may manage other funds and accounts. TCP and its affiliates may determine that an investment is appropriate for TCPC and for one or more of those other funds or accounts. Accordingly, conflicts may arise regarding the allocation of investments or opportunities among us and those accounts. In general, TCP will allocate investment opportunities pro rata among TCPC and the other funds and accounts (assuming the investment satisfies the objectives of each) based on the amount of committed capital each then has available. The allocation of certain investment opportunities in private placements will continue to be subject to TCPC Independent Director approval pursuant to the terms of the co-investment exemptive order applicable to TCPC. In certain cases, investment opportunities may be made other than on a pro rata basis. For example, TCPC may desire to retain an asset at the same time that one or more other funds or accounts desire to sell it or TCPC may not have additional capital to invest at a time the other funds or accounts do. If TCP is unable to manage TCPC’s investments effectively, TCPC may be unable to achieve TCPC’s investment objective. In addition, TCP may face conflicts in allocating investment opportunities between TCPC and certain other entities that could impact TCPC’s investment returns.
BCIC Transactions with Related Persons
BCIC has entered into an investment management agreement with BCIA, under which BCIA, subject to the overall supervision of the BCIC Board, manages BCIC’s day-to-day operations, and provides investment advisory services to BCIC. For providing these services, BCIC has agreed to pay BCIA a management fee based on BCIC’s total assets and an incentive fee based on investment performance, plus reimbursement of certain expenses incurred by BCIA. BCIC’s executive officers and Directors and the employees of BCIA and certain of its affiliates, as well as members of the investment committee, serve or may serve as investment advisors, officers, directors or principals of entities or investment funds that operate in the same or a related line of business as BCIC does and/or investment funds managed by BCIC’s affiliates. Any affiliated investment vehicle currently formed or formed in the future and managed by BCIA or its affiliates may have overlapping investment objectives with BCIC’s and, accordingly, may invest in asset classes similar to those targeted by BCIC. As a result, BCIC and/or its affiliates may face conflicts in allocating investment opportunities between BCIC and such other entities. Accordingly, BCIC may not be given the opportunity to participate in certain investments made by investment funds managed by advisors affiliated with BCIA. However, BCIA and its affiliates endeavor to allocate investment opportunities in a fair and equitable manner and consistent with applicable allocation procedures. In any such case, if BCIA forms other affiliates in the future, BCIC may co-invest on a concurrent basis with such other affiliates, subject to compliance with applicable regulations and regulatory guidance, as well as applicable allocation procedures. In certain circumstances, negotiated co-investments may be made only if BCIC receives an order from the SEC permitting BCIC to do so.
Pursuant to the terms of the administration agreement, BlackRock, through the BCIC Administrator (a wholly-owned subsidiary of BlackRock), provides BCIC with the office facilities and administrative services necessary to conduct BCIC’s day-to-day operations.

Review, Approval or Ratification of Transactions with Related Persons
While TCPC’s and BCIC’s ability to enter into transactions with their respective affiliates is restricted under the 1940 Act, TCPC and BCIC have received co-investment exemptive relief from the SEC permitting certain affiliated investments subject to certain conditions. The exemptive relief may enable TCPC and BCIC to participate in certain transactions they could not invest in without the relief. However, as a result, TCPC and BCIC may face conflicts of interest on investments made pursuant to the exemptive relief conditions which could in certain circumstances affect adversely the price paid or received by TCPC and BCIC or the availability or size of the position purchased or sold by TCPC or BCIC.
The Independent Directors of TCPC and BCIC are required to review, approve or ratify any transactions with related persons (as such term is defined in Item 404 of Regulation S-K).
Material Conflicts of Interest
Certain activities of BlackRock, Inc., TCP, BCIA and the other subsidiaries of BlackRock and their respective directors, officers or employees, with respect to TCPC, BCIC and/or other accounts managed by BlackRock, may give rise to actual or perceived conflicts of interest such as those described below.
BlackRock is one of the world’s largest asset management firms. BlackRock, its subsidiaries and their respective directors, officers and employees, including the business units or entities and personnel who may be involved in the investment activities and business operations of TCPC and BCIC, are engaged worldwide in businesses, including managing equities, fixed-income securities, cash and alternative investments, and other financial services, and have interests other than that of managing TCPC and BCIC. These are considerations of which investors in TCPC and BCIC should be aware, and which may cause conflicts of interest that could disadvantage TCPC and BCIC and their respective shareholders. These businesses and interests include potential multiple advisory, transactional, financial and other relationships with, or interests in companies and interests in securities or other instruments that may be purchased or sold by TCPC or BCIC.
BlackRock has proprietary interests in, and may manage or advise with respect to, accounts or funds (including separate accounts and other funds and collective investment vehicles) that have investment objectives similar to those of TCPC and BCIC and/or that engage in transactions in the same types of securities, currencies and instruments as TCPC or BCIC. BlackRock is also a major participant in the global currency, equities, swap and fixed-income markets, in each case, for the accounts of clients and, in some cases, on a proprietary basis. As such, BlackRock is or may be actively engaged in transactions in the same securities, currencies, and instruments in which TCPC and BCIC invest. Such activities could affect the prices and availability of the securities, currencies, and instruments in which TCPC and BCIC invest, which could have an adverse impact on TCPC’s and BCIC’s performance. Such transactions, particularly in respect of most proprietary accounts or client accounts, will be executed independently of TCPC’s and BCIC’s transactions and thus at prices or rates that may be more or less favorable than those obtained by TCPC and BCIC.
When BlackRock seeks to purchase or sell the same assets for client accounts, including TCPC and BCIC, the assets actually purchased or sold may be allocated among the accounts on a basis determined in its good faith discretion to be equitable. In some cases, this system may adversely affect the size or price of the assets purchased or sold for TCPC and BCIC. In addition, transactions in investments by one or more other accounts managed by BlackRock may have the effect of diluting or otherwise disadvantaging the values, prices or investment strategies of TCPC or BCIC, particularly, but not limited to, with respect to small capitalization, emerging market or less liquid strategies. This may occur with respect to BlackRock-advised accounts when investment decisions regarding TCPC or BCIC are based on research or other information that is also used to support decisions for other accounts. When BlackRock implements a portfolio decision or strategy on behalf of another account ahead of, or contemporaneously with, similar decisions or strategies for TCPC and BCIC, market impact, liquidity constraints, or other factors could result in TCPC or BCIC receiving less favorable trading results and the costs of implementing such decisions or strategies could be increased or TCPC or BCIC could otherwise be disadvantaged. BlackRock may, in certain cases, elect to implement internal policies and procedures designed to limit such consequences, which may cause TCPC or BCIC to be unable to engage in certain activities, including purchasing or disposing of securities, when it might otherwise be desirable for it to do so.
Conflicts may also arise because portfolio decisions regarding TCPC and BCIC may benefit other accounts managed by BlackRock. For example, the sale of a long position or establishment of a short position by TCPC or

BCIC may impair the price of the same security sold short by (and therefore benefit) BlackRock or its other accounts or funds, and the purchase of a security or covering of a short position in a security by TCPC or BCIC may increase the price of the same security held by (and therefore benefit) BlackRock or its other accounts or funds.
BlackRock, on behalf of other client accounts, on the one hand, and TCPC and BCIC, on the other hand, may invest in or extend credit to different parts of the capital structure of a single issuer. BlackRock may pursue rights, provide advice or engage in other activities, or refrain from pursuing rights, providing advice or engaging in other activities, on behalf of other clients with respect to an issuer in which TCPC or BCIC has invested, and such actions (or refraining from action) may have a material adverse effect on TCPC or BCIC. In situations in which clients of BlackRock (including TCPC and BCIC) hold positions in multiple parts of the capital structure of an issuer, BlackRock may not pursue certain actions or remedies that may be available to TCPC and BCIC, as a result of legal and regulatory requirements or otherwise. BlackRock addresses these and other potential conflicts of interest based on the facts and circumstances of particular situations. For example, BlackRock may determine to rely on information barriers between different business units or portfolio management teams. BlackRock may also determine to rely on the actions of similarly situated holders of loans or securities rather than, or in connection with, taking such actions itself on behalf of TCPC or BCIC.
In addition, to the extent permitted by applicable law, TCPC and BCIC may invest their assets in other funds advised by BlackRock, including funds that are managed by one or more of the same portfolio managers, which could result in conflicts of interest relating to asset allocation, timing of TCPC or BCIC purchases and redemptions, and increased remuneration and profitability for BlackRock and/or its personnel, including portfolio managers.
In certain circumstances, BlackRock, on behalf of TCPC and BCIC, may seek to buy from or sell securities to another fund or account advised by BlackRock. BlackRock may (but is not required to) effect purchases and sales between BlackRock clients (“cross trades”), including TCPC and BCIC, if BlackRock believes such transactions are appropriate based on each party’s investment objectives and guidelines, subject to applicable law and regulation. There may be potential conflicts of interest or regulatory issues relating to these transactions which could limit BlackRock’s decision to engage in these transactions for TCPC and BCIC. BlackRock may have a potentially conflicting division of loyalties and responsibilities to the parties in such transactions.
BlackRock and its clients may pursue or enforce rights with respect to an issuer in which TCPC or BCIC has invested, and those activities may have an adverse effect on TCPC or BCIC, respectively. As a result, prices, availability, liquidity and terms of TCPC’s and BCIC’s investments may be negatively impacted by the activities of BlackRock or its clients, and transactions for TCPC and BCIC may be impaired or effected at prices or terms that may be less favorable than would otherwise have been the case.
The results of TCPC’s and BCIC’s investment activities may differ significantly from the results achieved by BlackRock for its proprietary accounts or other accounts (including investment companies or collective investment vehicles) which it manages or advises. It is possible that one or more accounts managed or advised by BlackRock and such other accounts will achieve investment results that are substantially more or less favorable than the results achieved by TCPC and BCIC. Moreover, it is possible that TCPC and BCIC will sustain losses during periods in which one or more proprietary or other accounts managed or advised by BlackRock achieve significant profits. The opposite result is also possible.
From time to time, TCPC and BCIC may be restricted from purchasing or selling securities, or from engaging in other investment activities because of regulatory, legal or contractual requirements applicable to BlackRock or other accounts managed or advised by BlackRock, and/or the internal policies of BlackRock designed to comply with such requirements. As a result, there may be periods, for example, when BlackRock will not initiate or recommend certain types of transactions in certain securities or instruments with respect to which BlackRock is performing services or when position limits have been reached. For example, the investment activities of BlackRock for its proprietary accounts and accounts under its management may limit the investment opportunities for TCPC or BCIC in certain emerging and other markets in which limitations are imposed upon the amount of investment, in the aggregate or in individual issuers, by affiliated foreign investors.
In connection with its management of TCPC and BCIC, BlackRock may have access to certain fundamental analysis and proprietary technical models developed by BlackRock. BlackRock will not be under any obligation, however, to effect transactions on behalf of TCPC or BCIC in accordance with such analysis and models. In addition, BlackRock will not have any obligation to make available any information regarding its proprietary activities or strategies, or the activities or strategies used for other accounts managed by them, for the benefit of the management of TCPC or BCIC and it is not anticipated that BlackRock will have access to such information for the purpose of managing TCPC or BCIC. The proprietary activities or portfolio strategies of BlackRock, or the activities or strategies used for accounts managed by BlackRock or other client accounts, could conflict with the transactions and strategies employed by BlackRock in managing TCPC and BCIC.
TCPC and BCIC may be included in investment models developed by BlackRock for use by clients and financial advisors. To the extent clients invest in these investment models and increase the assets under management of TCPC or BCIC, the investment management fee amounts paid by TCPC or BCIC, respectively, to BlackRock may also increase. The liquidity of TCPC and BCIC may be impacted by redemptions of TCPC or BCIC, respectively by model-driven investment portfolios.
In addition, certain principals and certain employees of TCP and BCIA are also principals or employees of other business units or entities within BlackRock. As a result, these principals and employees may have obligations to such other business units or entities or their clients and such obligations to other business units or entities or their clients may be a consideration of which investors in TCPC and BCIC should be aware.
BlackRock may enter into transactions and invest in securities, instruments and currencies on behalf of TCPC and BCIC in which clients of BlackRock or, to the extent permitted by the SEC and applicable law, BlackRock itself, serves as the counterparty, principal or issuer. In such cases, such party’s interests in the transaction will be adverse to the interests of TCPC and BCIC, and such party may have no incentive to assure that TCPC and BCIC obtain the best possible prices or terms in connection with the transactions. In addition, the purchase, holding and sale of such investments by TCPC and BCIC may enhance the profitability of BlackRock.
BlackRock may also create, write or issue derivatives for its clients, the underlying securities, currencies or instruments of which may be those in which TCPC and BCIC invest or which may be based on the performance of TCPC and BCIC. BlackRock has entered into an arrangement with Markit Indices Limited, the index provider for underlying fixed-income indexes used by certain iShares ETFs, related to derivative fixed-income products that are based on such iShares ETFs. BlackRock will receive certain payments for licensing intellectual property belonging to BlackRock and for facilitating provision of data in connection with such derivative products, which may include payments based on the trading volumes of, or revenues generated by, the derivative products. TCPC, BCIC and other accounts managed by BlackRock may from time to time transact in such derivative products where permitted by TCPC’s and BCIC’s respective investment strategies, which could contribute to the viability of such derivative products by making them more appealing to funds and accounts managed by third parties, and in turn lead to increased payments to BlackRock. Trading activity in these derivative products could also potentially lead to greater liquidity for such products, increased purchase activity with respect to these iShares ETFs and increased assets under management for BlackRock.
TCPC and BCIC may, subject to applicable law, purchase investments that are the subject of an underwriting or other distribution by BlackRock and may also enter into transactions with other clients BlackRock where such other clients have interests adverse to those of TCPC and BCIC.
At times, these activities may cause business units or entities of BlackRock to give advice to clients that may cause these clients to take actions adverse to the interests of TCPC and BCIC. To the extent such transactions are permitted, TCPC and BCIC will deal with BlackRock on an arms-length basis.
To the extent authorized by applicable law, BlackRock may act as broker, dealer, agent, lender or adviser or in other commercial capacities for TCPC and BCIC. It is anticipated that the commissions, mark-ups, mark-downs, financial advisory fees, underwriting and placement fees, sales fees, financing and commitment fees, brokerage fees, other fees, compensation or profits, rates, terms and conditions charged by BlackRock will be in its view commercially reasonable, although BlackRock, including its sales personnel, will have an interest in obtaining fees and other amounts that are favorable to BlackRock and such sales personnel, which may have an adverse effect on TCPC or BCIC.
Subject to applicable law, BlackRock (and its personnel and other distributors) will be entitled to retain fees and other amounts that they receive in connection with their service to TCPC and BCIC as broker, dealer, agent, lender, adviser or in other commercial capacities. No accounting to TCPC, BCIC or their respective shareholders will be required, and no fees or other compensation payable by TCPC, BCIC or their shareholders will be reduced by reason of receipt by BlackRock of any such fees or other amounts.

When BlackRock acts as broker, dealer, agent, adviser or in other commercial capacities in relation to TCPC or BCIC. BlackRock may take commercial steps in its own interests, which may have an adverse effect on TCPC and BCIC. TCPC and BCIC will be required to establish business relationships with their respective counterparties based on TCPC’s and BCIC’s own respective credit standings. BlackRock will not have any obligation to allow its credit to be used in connection with TCPC’s or BCIC’s establishment of their respective business relationships, nor is it expected that TCPC’s or BCIC’s counterparties will rely on the credit of BlackRock in evaluating TCPC’s and BCIC’s respective creditworthiness.
Purchases and sales of securities and other assets for TCPC and BCIC may be bunched or aggregated with orders for other BlackRock client accounts, including with accounts that pay different transaction costs solely due to the fact that they have different research payment arrangements. BlackRock, however, is not required to bunch or aggregate orders if portfolio management decisions for different accounts are made separately, or if they determine that bunching or aggregating is not practicable or required, or in cases involving client direction.
Prevailing trading activity frequently may make impossible the receipt of the same price or execution on the entire volume of securities purchased or sold. When this occurs, the various prices may be averaged, and TCPC or BCIC will be charged or credited with the average price. Thus, the effect of the aggregation may operate on some occasions to the disadvantage of TCPC and BCIC. In addition, under certain circumstances, TCPC or BCIC will not be charged the same commission or commission equivalent rates in connection with a bunched or aggregated order.
BlackRock, unless prohibited by applicable law, may cause TCPC or BCIC to pay a broker or dealer a commission for effecting a transaction that exceeds the amount another broker or dealer would have charged for effecting the same transaction in recognition of the value of brokerage and research services provided by that broker or dealer.
Subject to applicable law, BlackRock may select brokers that furnish BlackRock, TCPC, BCIC and other BlackRock client accounts or personnel, directly or through correspondent relationships, with research or other appropriate services which provide, in BlackRock’s view, appropriate assistance to BlackRock in the investment decision-making process (including with respect to futures, fixed-price offerings and OTC transactions). Such research or other services may include, to the extent permitted by law, research reports on companies, industries and securities; economic and financial data; financial publications; proxy analysis; trade industry seminars; computer data bases; research-oriented software and other services and products.
Research or other services obtained in this manner may be used in servicing any or all of TCPC, BCIC and other BlackRock client accounts, including in connection with BlackRock client accounts other than those that pay commissions to the broker relating to the research or other service arrangements. Such products and services may disproportionately benefit other BlackRock client accounts relative to TCPC and BCIC based on the amount of brokerage commissions paid by TCPC and BCIC and such other BlackRock client accounts. For example, research or other services that are paid for through one client’s commissions may not be used in managing that client’s account. In addition, other BlackRock client accounts may receive the benefit, including disproportionate benefits, of economies of scale or price discounts in connection with products and services that may be provided to TCPC and BCIC and to such other BlackRock client accounts. To the extent that BlackRock uses soft dollars, it will not have to pay for those products and services itself.
BlackRock, unless prohibited by applicable law, may endeavor to execute trades through brokers who, pursuant to such arrangements, provide research or other services in order to ensure the continued receipt of research or other services BlackRock believes are useful in its investment decision-making process. BlackRock may from time to time choose not to engage in the above-described arrangements to varying degrees. BlackRock, unless prohibited by applicable law, may also enter into commission sharing arrangements under which BlackRock may execute transactions through a broker-dealer and request that the broker-dealer allocate a portion of the commissions or commission credits to another firm that provides research to BlackRock. To the extent that BlackRock engages in commission sharing arrangements, many of the same conflicts related to traditional soft dollars may exist.
BlackRock may utilize certain electronic crossing networks (“ECNs”) (including, without limitation, ECNs in which BlackRock has an investment or other interest, to the extent permitted by applicable law) in executing client securities transactions for certain types of securities. These ECNs may charge fees for their services, including access fees and transaction fees. The transaction fees, which are similar to commissions or markups/markdowns, will generally be charged to clients and, like commissions and markups/markdowns, would generally be included in the cost of the securities purchased. Access fees may be paid by BlackRock even though incurred in connection with executing transactions on behalf of clients, including TCPC and BCIC. In certain circumstances, ECNs may offer volume discounts that will reduce the access fees typically paid by BlackRock. BlackRock will only utilize ECNs consistent with its obligation to seek to obtain best execution in client transactions.
BlackRock owns a minority interest in, and is a member of, Members Exchange (“MEMX”), a newly created U.S. stock exchange. Transactions for TCPC and BCIC may be executed on MEMX if third party brokers select MEMX as the appropriate venue for execution of orders placed by BlackRock traders on behalf of client portfolios.
BlackRock has adopted policies and procedures designed to prevent conflicts of interest from influencing proxy voting decisions that it makes on behalf of advisory clients, including TCPC and BCIC, and to help ensure that such decisions are made in accordance with BlackRock’s fiduciary obligations to its clients. Nevertheless, notwithstanding such proxy voting policies and procedures, actual proxy voting decisions of BlackRock may have the effect of favoring the interests of other clients or businesses of other divisions or units of BlackRock; provided that BlackRock believes such voting decisions to be in accordance with its fiduciary obligations.
It is possible that TCPC and BCIC may invest in securities of, or engage in transactions with, companies in which BlackRock has significant debt or equity investments or other interests. TCPC and BCIC may also invest in issuances (such as structured notes) by entities for which BlackRock provides and is compensated for cash management services relating to the proceeds from the sale of such issuances. In making investment decisions for TCPC and BCIC, BlackRock is not permitted to obtain or use material non-public information acquired by any unit of BlackRock, in the course of these activities. In addition, from time to time, the activities of BlackRock may limit TCPC’s and BCIC’s flexibility in purchases and sales of securities. As indicated below, BlackRock may engage in transactions with companies in which BlackRock-advised funds or other clients of BlackRock have an investment.
BlackRock may provide valuation assistance to certain clients with respect to certain securities or other investments and the valuation recommendations made for such clients’ accounts may differ from the valuations for the same securities or investments assigned by TCPC’s and BCIC’s pricing vendors, especially if such valuations are based on broker-dealer quotes or other data sources unavailable to TCPC’s and BCIC’s pricing vendors. While BlackRock will generally communicate its valuation information or determinations to TCPC’s and BCIC’s pricing vendors and/or fund accountants, there may be instances where TCPC’s and BCIC’s pricing vendors or fund accountants assign a different valuation to a security or other investment than the valuation for such security or investment determined or recommended by BlackRock.
When market quotations are not readily available or are believed by BlackRock to be unreliable, TCPC’s and BCIC’s investments are valued at fair value by BlackRock’s Valuation Committee (the “Valuation Committee”), in accordance with policies and procedures approved by the TCPC Board and the BCIC Board (the “Valuation Procedures”). When determining a “fair value price,” Valuation Committee seeks to determine the price that TCPC and BCIC might reasonably expect to receive from the current sale of that asset or liability in an arm’s-length transaction. The price generally may not be determined based on what TCPC or BCIC might reasonably expect to receive for selling an asset or liability at a later time or if it holds the asset or liability to maturity. While fair value determinations will be based upon all available factors that BlackRock deems relevant at the time of the determination, and may be based on analytical values determined by BlackRock using proprietary or third party valuation models, fair value represents only a good faith approximation of the value of an asset or liability. The fair value of one or more assets or liabilities may not, in retrospect, be the price at which those assets or liabilities could have been sold during the period in which the particular fair values were used in determining TCPC’s or BCIC’s NAV. As a result, TCPC’s or BCIC’s sale or repurchase of its shares at NAV, at a time when a holding or holdings are valued by the Valuation Committee at fair value, may have the effect of diluting or increasing the economic interest of existing shareholders and may affect the amount of revenue received by BlackRock with respect to services for which it receives an asset-based fee.
To the extent permitted by applicable law, TCPC and BCIC may invest all or some of their respective short-term cash investments in any money market fund or similarly managed private fund advised or managed by BlackRock. In connection with any such investments, TCPC and BCIC, to the extent permitted by the 1940 Act, may pay their respective shares of expenses of a money market fund or other similarly managed private fund in which it invests, which may result in TCPC or BCIC bearing some additional expenses.
BlackRock and its directors, officers and employees, may buy and sell securities or other investments for their own accounts and may have conflicts of interest with respect to investments made on behalf of TCPC or BCIC. As a result of differing trading and investment strategies or constraints, positions may be taken by directors, officers and employees of BlackRock that are the same, different from or made at different times than positions taken for TCPC or BCIC. To lessen the possibility that TCPC and BCIC will be adversely affected by this personal trading, TCPC, TCP, BCIC and BCIA each have adopted a Code of Ethics in compliance with Section 17(j) of the 1940 Act that restricts securities trading in the personal accounts of investment professionals and others who normally come into possession of information regarding TCPC’s and BCIC’s portfolio transactions. Each Code of Ethics is also available on the EDGAR Database on the SEC’s Internet site at http://www.sec.gov, and copies may be obtained, after paying a duplicating fee, by email at publicinfo@sec.gov.
BlackRock will not purchase securities or other property from, or sell securities or other property to, TCPC or BCIC, except that TCPC and BCIC may in accordance with rules or guidance adopted under the 1940 Act engage in transactions with another fund or accounts that are affiliated with TCPC or BCIC, respectively, as a result of common officers, directors, or investment advisers or pursuant to exemptive orders granted to TCPC, BCIC and/ or BlackRock by the SEC. These transactions would be effected in circumstances in which BlackRock determined that it would be appropriate for TCPC or BCIC to purchase and another client of BlackRock to sell, or TCPC or BCIC to sell and another client of BlackRock to purchase, the same security or instrument on the same day. From time to time, the activities of TCPC or BCIC may be restricted because of regulatory requirements applicable to BlackRock and/or BlackRock’s internal policies designed to comply with, limit the applicability of, or otherwise relate to such requirements. A client not advised by BlackRock would not be subject to some of those considerations. There may be periods when BlackRock may not initiate or recommend certain types of transactions, or may otherwise restrict or limit its advice in certain securities or instruments issued by or related to companies for which BlackRock is performing advisory or other services or has proprietary positions. For example, when BlackRock is engaged to provide advisory or risk management services for a company, BlackRock may be prohibited from or limited in purchasing or selling securities of that company on behalf of TCPC and BCIC, particularly where such services result in BlackRock obtaining material non-public information about the company (e.g., in connection with participation in a creditors’ committee). Similar situations could arise if personnel of BlackRock serve as directors of companies the securities of which TCPC or BCIC wishes to purchase or sell. However, if permitted by applicable law, and where consistent with BlackRock’s policies and procedures (including the necessary implementation of appropriate information barriers), TCPC and BCIC may purchase securities or instruments that are issued by such companies, are the subject of an advisory or risk management assignment by BlackRock, or where personnel of BlackRock are directors or officers of the issuer.
The investment activities of BlackRock for its proprietary accounts and for client accounts may also limit the investment strategies and rights of TCPC and BCIC. For example, in certain circumstances where TCPC or BCIC invests in securities issued by companies that operate in certain regulated industries, in certain emerging or international markets, or are subject to corporate or regulatory ownership restrictions, or invest in certain futures and derivative transactions, there may be limits on the aggregate amount invested by BlackRock for its proprietary accounts and for client accounts (including TCPC and BCIC) that may not be exceeded without the grant of a license or other regulatory or corporate consent, or, if exceeded, may cause BlackRock, TCPC, BCIC or other client accounts to suffer disadvantages or business restrictions. If certain aggregate ownership thresholds are reached or certain transactions undertaken, the ability of BlackRock on behalf of clients (including TCPC and BCIC) to purchase or dispose of investments, or exercise rights or undertake business transactions, may be restricted by regulation or otherwise impaired. As a result, BlackRock on behalf of its clients (including TCPC and BCIC) may limit purchases, sell existing investments, or otherwise restrict, forgo or limit the exercise of rights (including transferring, outsourcing or limiting voting rights or foregoing the right to receive dividends) when BlackRock, in its sole discretion, deems it appropriate in light of potential regulatory or other restrictions on ownership or other consequences resulting from reaching investment thresholds.
In those circumstances where ownership thresholds or limitations must be observed, BlackRock seeks to allocate limited investment opportunities equitably among clients (including TCPC and BCIC), taking into consideration benchmark weight and investment strategy. When ownership in certain securities nears an applicable threshold, BlackRock may limit purchases in such securities to the issuer’s weighting in the applicable benchmark used by BlackRock to manage TCPC and BCIC. If client (including TCPC and BCIC) holdings of an issuer exceed an applicable threshold and BlackRock is unable to obtain relief to enable the continued holding of such investments, it may be necessary to sell down these positions to meet the applicable limitations. In these cases, benchmark overweight positions will be sold prior to benchmark positions being reduced to meet applicable limitations.

In addition to the foregoing, other ownership thresholds may trigger reporting requirements to governmental and regulatory authorities, and such reports may entail the disclosure of the identity of a client or BlackRock’s intended strategy with respect to such security or asset.
BlackRock may maintain securities indices. To the extent permitted by applicable laws, TCPC and BCIC may seek to license and use such indices as part of their respective investment strategies. Index based funds that seek to track the performance of securities indices also may use the name of the index or index provider in the fund name. Index providers, including BlackRock (to the extent permitted by applicable law), may be paid licensing fees for use of their index or index name. BlackRock is not obligated to license its indices to TCPC or BCIC and neither TCPC nor BCIC is under an obligation to use BlackRock indices. TCPC and BCIC cannot be assured that the terms of any index licensing agreement with BlackRock will be as favorable as those terms offered to other licensees.
BlackRock may enter into contractual arrangements with third-party service providers to TCPC and BCIC (e.g., custodians, administrators and index providers) pursuant to which BlackRock receives fee discounts or concessions in recognition of BlackRock’s overall relationship with such service providers. To the extent that BlackRock is responsible for paying these service providers out of its management fee, the benefits of any such fee discounts or concessions may accrue, in whole or in part, to BlackRock.
BlackRock owns or has an ownership interest in certain trading, portfolio management, operations and/or information systems used by TCPC and BCIC service providers. These systems are, or will be, used by TCPC and BCIC service providers in connection with the provision of services to accounts managed by BlackRock and funds managed and sponsored by BlackRock, including TCPC and BCIC, that engage any such service provider (typically the custodian). Any such service providers remunerate BlackRock for the use of the systems and such payments may enhance the profitability of BlackRock.
BlackRock’s receipt of fees from a service provider in connection with the use of systems provided by BlackRock may create an incentive for BlackRock to recommend that TCPC and BCIC enter into or renew an arrangement with the service provider.
In recognition of a BlackRock client’s overall relationship with BlackRock, BlackRock may offer special pricing arrangements for certain services provided by BlackRock. Any such special pricing arrangements will not affect TCPC or BCIC fees and expenses applicable to such client’s investment in TCPC or BCIC, respectively.
Present and future activities of BlackRock and its directors, officers and employees, in addition to those described in this section, may give rise to additional conflicts of interest.

BUSINESS OF TCPC
The information in “Item 1. Business” in Part I of TCPC’s Annual Report on Form 10-K (File No. 814-00899) for the fiscal year ended December 31, 2022, filed with the SEC on February 28, 2023, is incorporated herein by reference.
FINANCIAL HIGHLIGHTS OF TCPC
The information in “Item 8. Note 10 — Financial Highlights” in Part II of TCPC’s Annual Report on Form 10-K (File No. 814-00899) for the fiscal year ended December 31, 2022, filed with the SEC on February 28, 2023, is incorporated herein by reference.
SELECTED FINANCIAL DATA OF TCPC
The information in “Item 8. Financial Statements and Supplementary Data” in Part II of TCPC’s Annual Report on Form 10-K (File No. 814-00899) for the fiscal year ended December 31, 2022, filed with the SEC on February 28, 2023, is incorporated herein by reference.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF TCPC
The information in “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Part II of TCPC’s Annual Report on Form 10-K (File No. 814-00899) for the fiscal year ended December 31, 2022, filed with the SEC on February 28, 2023, is incorporated herein by reference.

SENIOR SECURITIES OF TCPC
Information about TCPC’s senior securities is shown in the following table as of the end of each of the last ten fiscal years and the period ended December 31, 2022. The “—” indicates information which the SEC expressly does not require to be disclosed for certain types of senior securities.
Class and Year	Total Amount Outstanding(1)	Asset Coverage Per Unit(2)	Involuntary Liquidating Preference Per Unit(3)	Average Market Value Per Unit(4)
Operating Facility
Fiscal Year 2022	$123,890	$6,906	—	N/A
Fiscal Year 2021	154,480	11,020	—	N/A
Fiscal Year 2020	120,454	9,508	—	N/A
Fiscal Year 2019	108,498	5,812	—	N/A
Fiscal Year 2018	82,000	5,221	—	N/A
Fiscal Year 2017	57,000	6,513	—	N/A
Fiscal Year 2016	100,500	4,056	—	N/A
Fiscal Year 2015	124,500	3,076	—	N/A
Fiscal Year 2014	70,000	5,356	—	N/A
Fiscal Year 2013	45,000	8,176	—	N/A
Fiscal Year 2012	74,000	7,077	—	N/A
Preferred Interests
Fiscal Year 2022	N/A	N/A	N/A	N/A
Fiscal Year 2021	N/A	N/A	N/A	N/A
Fiscal Year 2020	N/A	N/A	N/A	N/A
Fiscal Year 2019	N/A	N/A	N/A	N/A
Fiscal Year 2018	N/A	N/A	N/A	N/A
Fiscal Year 2017	N/A	N/A	N/A	N/A
Fiscal Year 2016	N/A	N/A	N/A	N/A
Fiscal Year 2015	N/A	N/A	N/A	N/A
Fiscal Year 2014	$ 134,000	$ 51,592	$ 20,074	N/A
Fiscal Year 2013	134,000	68,125	20,075	N/A
Fiscal Year 2012	134,000	50,475	20,079	N/A
Funding Facility I
Fiscal Year 2022	N/A	N/A	—	N/A
Fiscal Year 2021	N/A	N/A	—	N/A
Fiscal Year 2020	N/A	N/A	—	N/A
Fiscal Year 2019	$158,000	$5,812	—	N/A
Fiscal Year 2018	212,000	5,221	—	N/A
Fiscal Year 2017	175,000	6,513	—	N/A
Fiscal Year 2016	175,000	4,056	—	N/A
Fiscal Year 2015	229,000	3,076	—	N/A
Fiscal Year 2014	125,000	5,356	—	N/A
Fiscal Year 2013	50,000	8,176	—	N/A
Funding Facility II
Fiscal Year 2022	$100,000	$6,906	—	N/A
Fiscal Year 2021	—	N/A	—	N/A
Fiscal Year 2020	36,000	9,508	—	N/A
SBA Debentures
Fiscal Year 2022	$150,000	$6,906	—	N/A
Fiscal Year 2021	150,000	11,020	—	N/A
Fiscal Year 2020	138,000	9,508	—	N/A
Fiscal Year 2019	138,000	5,812	—	N/A
Fiscal Year 2018	98,000	5,221	—	N/A
Fiscal Year 2017	83,000	6,513	—	N/A
Fiscal Year 2016	61,000	4,056	—	N/A
Fiscal Year 2015	42,800	3,076	—	N/A
Fiscal Year 2014	28,000	5,356	—	N/A

Class and Year	Total Amount Outstanding(1)	Asset Coverage Per Unit(2)	Involuntary Liquidating Preference Per Unit(3)	Average Market Value Per Unit(4)
2019 Convertible Notes
Fiscal Year 2022	N/A	N/A	—	N/A
Fiscal Year 2021	N/A	N/A	—	N/A
Fiscal Year 2020	N/A	N/A	—	N/A
Fiscal Year 2019	N/A	N/A	—	N/A
Fiscal Year 2018	$108,000	$2,157	—	N/A
Fiscal Year 2017	108,000	2,335	—	N/A
Fiscal Year 2016	108,000	2,352	—	N/A
Fiscal Year 2015	108,000	2,429	—	N/A
Fiscal Year 2014	108,000	3,617	—	N/A
2022 Convertible Notes
Fiscal Year 2022	N/A	N/A	—	N/A
Fiscal Year 2021	$140,000	$1,948	—	N/A
Fiscal Year 2020	140,000	2,058	—	N/A
Fiscal Year 2019	140,000	1,992	—	N/A
Fiscal Year 2018	140,000	2,157	—	N/A
Fiscal Year 2017	140,000	2,335	—	N/A
Fiscal Year 2016	140,000	2,352	—	N/A
2022 Notes
Fiscal Year 2022	N/A	N/A	—	N/A
Fiscal Year 2021	N/A	N/A	—	N/A
Fiscal Year 2020	$175,000	$2,058	—	N/A
Fiscal Year 2019	175,000	1,992	—	N/A
Fiscal Year 2018	175,000	2,157	—	N/A
Fiscal Year 2017	175,000	2,335	—	N/A
2024 Notes
Fiscal Year 2022	$250,000	$1,929	—	N/A
Fiscal Year 2021	250,000	1,948	—	N/A
Fiscal Year 2020	250,000	2,058	—	N/A
Fiscal Year 2019	200,000	1,992	—	N/A
2026 Notes
Fiscal Year 2022	$ 325,000	$ 1,929	—	N/A
Fiscal Year 2021	325,000	1,948	—	N/A
(1)	Total amount of each class of senior securities outstanding at the end of the period presented (in 1,000’s).
(2)
The asset coverage ratio for a class of senior securities representing indebtedness is calculated as our consolidated total assets, less all liabilities and indebtedness not represented by senior securities, divided by senior securities representing indebtedness. For the Operating Facility, Funding Facility I and Funding Facility II, the asset coverage ratio with respect to indebtedness is multiplied by $1,000 to determine the Asset Coverage Per Unit.

(3)
The amount to which such class of senior security would be entitled upon the voluntary liquidation of the issuer in preference to any security junior to it. The “—” in this column indicates that the SEC expressly does not require this information to be disclosed for certain types of senior securities.

(4)	TCPC’s senior securities are not registered for public trading.

PORTFOLIO COMPANIES OF TCPC
The following table sets forth certain information as of September 30, 2023 for each portfolio company in which TCPC had a debt or equity investment. TCPC’s only formal relationships with its portfolio companies are the managerial assistance ancillary to TCPC’s investments and the board observation or participation rights TCPC may receive. For example, certain of TCPC’s officers may serve as members of the boards of certain of its portfolio companies.
Issuer	Address	Instrument	Ref	Floor	Spread	Total Coupon	Maturity	Principal	Cost	Fair Value	Percentage of Class Held(P)	Notes
Debt Investments(A)
Automobiles
ALCV Purchaser, Inc. (AutoLenders)	305 W Lincoln Hwy, Exton, PA 19341	First Lien Term Loan	SOFR(M)	1.00%	6.75%	12.18%	4/15/2026	$6,012,603	$5,956,830	$5,856,275	—	G/N
ALCV Purchaser, Inc. (AutoLenders)	305 W Lincoln Hwy, Exton, PA 19341	Sr Secured Revolver	SOFR(M)	1.00%	6.75%	12.18%	4/15/2026	$662,974	657,903	645,737	—	G/N
AutoAlert, LLC	9050 Irvine Center Dr. Irvine, CA 92618	First Lien Incremental Term Loan	SOFR(Q)	1.00%	5.40%	10.65%	3/31/2028	$18,812,631	18,812,631	18,812,631	—	F/N
AutoAlert, LLC	9050 Irvine Center Dr. Irvine, CA 92618	Second Lien Incremental Term Loan	SOFR(Q)	1.00%	5.40%	10.65%	3/31/2029	$8,915,522	8,915,522	8,915,522	—	F/N
									34,342,886	34,230,165	—
Building Products
Porcelain Acquisition Corporation (Paramount)	18000 NE 5th Avenue, Miami, FL 33162	First Lien Term Loan	SOFR(Q)	1.00%	5.75%	11.49%	4/30/2027	$6,150,558	6,069,222	5,916,836	—	N
Porcelain Acquisition Corporation (Paramount)	18000 NE 5th Avenue, Miami, FL 33162	First Lien Delayed Draw Term Loan	SOFR(Q)	1.00%	5.75%	11.49%	4/30/2027	$930,849	918,987	895,477	—	N
									6,988,209	6,812,313	—
Capital Markets
Pico Quantitative Trading, LLC	32 Old Slip, 16th Floor, New York, NY 10005	First Lien Term Loan (1.0% Exit Fee)	SOFR(Q)	1.50%	7.25%	12.92%	2/7/2025	$21,791,007	21,485,635	21,987,126	—	L/N
Pico Quantitative Trading, LLC	32 Old Slip, 16th Floor, New York, NY 10005	First Lien Incremental Term Loan (1.0% Exit Fee)	SOFR(Q)	1.50%	7.25%	12.88%	2/7/2025	$24,415,870	23,826,256	24,415,870	—	L/N
									45,311,891	46,402,996	—
Commercial Services & Supplies
Modigent, LLC (fka Pueblo Mechanical and Controls, LLC)	3930 E. Watkins St., Suite 300, Phoenix, AZ 85034	First Lien Term Loan	SOFR(Q)	0.75%	6.00%	11.38%	8/23/2028	$358,875	351,393	353,097	—	N
Modigent, LLC (fka Pueblo Mechanical and Controls, LLC)	3930 E. Watkins St., Suite 300, Phoenix, AZ 85034	First Lien Delayed Draw Term Loan	SOFR(Q)	0.75%	6.00%	11.39%	8/23/2028	$196,400	191,046	192,395	—	N
Modigent, LLC (fka Pueblo Mechanical and Controls, LLC)	3930 E. Watkins St., Suite 300, Phoenix, AZ 85034	Sr Secured Revolver	PRIME	0.75%	5.00%	13.50%	8/23/2027	$19,583	18,402	18,649	—	N
Thermostat Purchaser III, Inc. (Reedy Industries)	2440 Ravine Way, Suite 200, Glenview, IL 60025	Second Lien Term Loan	SOFR(Q)	0.75%	7.25%	12.82%	8/31/2029	$7,767,802	7,673,276	7,371,644	—	N
									8,234,117	7,935,785	—
Communications Equipment
Plate Newco 1 Limited (Avanti) (United Kingdom)	20 Black Friars Lane, London EC4V 6EB	Subordinated E1 Term Loan	LIBOR(Q)	—	12.50% PIK	12.50%	10/13/2023	$88,455	58,350	—	—	C/H/N
Plate Newco 1 Limited (Avanti) (United Kingdom)	20 Black Friars Lane, London EC4V 6EB	Subordinated E2 Term Loan	LIBOR(Q)	—	12.50% PIK	12.50%	10/13/2023	$265,368	174,283	—	—	C/H/N
Plate Newco 1 Limited (Avanti) (United Kingdom)	20 Black Friars Lane, London EC4V 6EB	Subordinated F Term Loan	LIBOR(Q)	—	12.50% PIK	12.50%	10/13/2023	$1,071,041	650,880	—	—	C/H/N
Plate Newco 1 Limited (Avanti) (United Kingdom)	20 Black Friars Lane, London EC4V 6EB	Subordinated G Term Loan	LIBOR(Q)	—	12.50% PIK	12.50%	10/13/2023	$315,185	198,154	—	—	C/H/N
									1,081,667	—

Issuer	Address	Instrument	Ref	Floor	Spread	Total Coupon	Maturity	Principal	Cost	Fair Value	Percentage of Class Held(P)	Notes
Construction and Engineering
CSG Buyer, Inc. (Core States)	201 South Maple Avenue, Suite 300, Ambler, PA 19002	Sr Secured Revolver	SOFR(Q)	1.00%	6.00%	11.50%	3/31/2028	$—	$(29,212)	$(61,344)	—	K/N
CSG Buyer, Inc. (Core States)	201 South Maple Avenue, Suite 300, Ambler, PA 19002	First Lien Term Loan	SOFR(Q)	1.00%	6.00%	11.65%	3/31/2028	$8,847,846	8,670,889	8,476,236	—	N
CSG Buyer, Inc. (Core States)	201 South Maple Avenue, Suite 300, Ambler, PA 19002	First Lien Delayed Draw Term Loan	SOFR(Q)	1.00%	6.00%	11.65%	3/31/2028	$—	(58,423)	(122,689)	—	K/N
Geo Parent Corporation	4475 E 74Th Ave, Suite 100, Commerce City, CO 80022	First Lien Term Loan	SOFR(S)	—	5.25%	10.80%	12/29/2025	$2,194,165	2,158,758	2,155,767	—	G/N
Homerenew Buyer, Inc. (Project Dream)	101 Huntington Avenue, Boston, MA 02199	First Lien Delayed Draw Term Loan	SOFR(Q)	1.00%	6.50%	12.02%	11/23/2027	$3,600,994	3,539,659	3,485,762	—	N
Homerenew Buyer, Inc. (Project Dream)	101 Huntington Avenue, Boston, MA 02199	First Lien Term Loan	SOFR(Q)	1.00%	6.50%	12.02%	11/23/2027	$1,682,273	1,651,681	1,628,440	—	N
Homerenew Buyer, Inc. (Project Dream)	101 Huntington Avenue, Boston, MA 02199	Sr Secured Revolver	SOFR(Q)	1.00%	6.50%	12.01%	11/23/2027	$552,386	540,847	530,290	—	N
Hylan Intermediate Holding II, LLC	850 NEW BURTON ROAD SUITE 201, DOVER, Kent, DE, 19904	Second Lien Term Loan	SOFR(S)	1.00%	10.00%	15.47%	3/11/2027	$5,146,471	4,981,761	5,141,839	—	N
Hylan Intermediate Holding II, LLC	850 NEW BURTON ROAD SUITE 201, DOVER, Kent, DE, 19904	First Lien Term Loan	SOFR(S)	1.00%	8.00%	13.47%	2/22/2026	$4,983,707	4,983,707	4,979,222	—	N
LJ Avalon Holdings, LLC (Ardurra)	4921 Memorial Highway, Suite 300, Tampa, FL 33634	Sr Secured Revolver	SOFR(Q)	1.00%	6.50%	11.77%	2/1/2029	$—	(22,404)	(13,403)	—	K/N
LJ Avalon Holdings, LLC (Ardurra)	4921 Memorial Highway, Suite 300, Tampa, FL 33634	First Lien Delayed Draw Term Loan	SOFR(Q)	1.00%	6.50%	11.79%	2/1/2030	$296,678	239,616	263,171	—	N
LJ Avalon Holdings, LLC (Ardurra)	4921 Memorial Highway, Suite 300, Tampa, FL 33634	First Lien Term Loan	SOFR(Q)	1.00%	6.50%	11.77%	2/1/2030	$5,139,862	4,997,665	5,057,624	—	N
Vortex Finance Sub, LLC+A42:T44A231A42:X44	18150 Imperial Valley Dr, Houston, TX 77060	First Lien Delayed Draw Term Loan	SOFR(M)	1.00%	6.00%	11.32%	8/31/2029	$77,148	72,377	72,314	—	N
Vortex Finance Sub, LLC	18150 Imperial Valley Dr, Houston, TX 77060	Sr Secured Revolver	SOFR(M)	1.00%	6.00%	11.33%	8/31/2029	$9,578	7,843	7,820	—	N
Vortex Finance Sub, LLC	18150 Imperial Valley Dr, Houston, TX 77060	First Lien Term Loan	SOFR(M)	1.00%	6.00%	11.32%	8/31/2029	$332,031	324,670	324,561	—	N
									32,059,434	31,925,610	—
Consumer Finance
Freedom Financial Network Funding, LLC	1875 S Grant St., Ste 400, San Mateo CA 94402	First Lien Term Loan	SOFR(S)	1.00%	9.00%	14.54%	9/21/2027	$7,500,000	7,337,815	7,237,500	—	N
Freedom Financial Network Funding, LLC	1875 S Grant St., Ste 400, San Mateo CA 94402	First Lien Delayed Draw Term Loan	SOFR(S)	1.00%	9.00%	14.20%	9/21/2027	$2,500,000	2,447,980	2,412,500	—	N
Lucky US BuyerCo, LLC (Global Payments)	399 Boylston Street, 13th Floor, Boston, MA 02116	Sr Secured Revolver	SOFR(M)	1.00%	7.50%	12.82%	3/30/2029	$—	(7,677)	(5,030)	—	K/N
Lucky US BuyerCo, LLC (Global Payments)	399 Boylston Street, 13th Floor, Boston, MA 02116	First Lien Term Loan	SOFR(M)	1.00%	7.50%	12.82%	3/30/2029	$2,165,207	2,103,868	2,126,017	—	N
Money Transfer Acquisition Inc.	9800 Center Parkway, Suite 700, Houston, TX 77036	First Lien Term Loan	SOFR(M)	1.00%	8.25%	13.67%	12/14/2027	$6,895,930	6,771,114	6,771,803	—	N
									18,653,100	18,542,790
Containers & Packaging
BW Holding, Inc. (Brook & Whittle)	20 Carter Drive, Guilford, CT 06437	Second Lien Term Loan	SOFR(Q)	0.75%	7.50%	13.07%	12/14/2029	$11,969,577	11,738,994	10,640,954	—	N

Issuer	Address	Instrument	Ref	Floor	Spread	Total Coupon	Maturity	Principal	Cost	Fair Value	Percentage of Class Held(P)	Notes
BW Holding, Inc. (Brook & Whittle)	20 Carter Drive, Guilford, CT 06437	Second Lien Delayed Draw Term Loan	SOFR(Q)	0.75%	7.50%	13.07%	12/14/2029	$1,110,271	$1,089,200	$987,031	—	N
									12,828,194	11,627,985
Distributors
Colony Display, LLC	2500 Galvin Drive, Elgin, IL 60123	First Lien Term Loan (15% Exit Fee)	SOFR(Q)	1.00%	6.50% Cash + 3.00% PIK	15.15%	6/30/2026	$7,001,641	6,919,587	6,385,496	—	L/N

Diversified Consumer Services
Fusion Holding Corp. (Finalsite)	655 Winding Brook Dr, Glastonbury, CT 06033	First Lien Term Loan	SOFR(Q)	0.75%	6.25%	11.72%	9/14/2029	$458,797	449,839	452,053	—	N
Fusion Holding Corp. (Finalsite)	655 Winding Brook Dr, Glastonbury, CT 06033	Sr Secured Revolver	SOFR(Q)	0.75%	6.25%	11.72%	9/15/2027	$—	(673)	(551)	—	K/N
Razor Group GmbH (Germany)	Prinzessinnenstr. 19-20, 10969 Berlin, Germany	First Lien Delayed Draw Term Loan	SOFR(M)	2.00%	5.00% Cash + 5.00% PIK	15.47%	4/30/2025	$43,330,479	43,433,112	41,679,702	—	H/N
Razor Group GmbH (Germany)	Prinzessinnenstr. 19-20, 10969 Berlin, Germany	First Lien Sr Secured Convertible Term Loan	Fixed	—	3.50% Cash + 3.50% PIK	7.00%	4/30/2025	$4,776,297	4,776,297	4,795,402	—	H/N
SellerX Germany GmbH & Co. KG (Germany)	Jägerstraße 41, 10117 Berlin, Germany	First Lien B Delayed Draw Term Loan	SOFR(Q)	2.00%	4.50% Cash + 4.50% PIK	14.39%	5/23/2026	$—	—	—	—	H/N
SellerX Germany GmbH & Co. KG (Germany)	Jägerstraße 41, 10117 Berlin, Germany	First Lien A1 Term Loan	SOFR(Q)	2.00%	4.50% Cash + 4.50% PIK	14.39%	5/23/2026	$18,231,349	18,009,717	18,231,349	—	H/N
SellerX Germany GmbH & Co. KG (Germany)	Jägerstraße 41, 10117 Berlin, Germany	First Lien A2 Term Loan	SOFR(Q)	2.00%	4.50% Cash + 4.50% PIK	14.39%	5/23/2026	$20,578,700	20,302,630	20,578,700	—	H/N
Thras.io, LLC	85 West St, Suite 4, Walpole, MA 02081	First Lien Delayed Draw Term Loan	SOFR(Q)	1.00%	7.00%	12.65%	12/18/2026	$9,714,990	9,516,913	7,253,843	—	G
Thras.io, LLC	85 West St, Suite 4, Walpole, MA 02081	First Lien Term Loan	SOFR(Q)	1.00%	7.00%	12.65%	12/18/2026	$23,235,019	22,988,455	17,348,776	—	G
Whele, LLC (PerchHQ)	667 Boylston Street, 3rd Floor, Boston, MA 02116	First Lien Incremental Term Loan	SOFR(M)	1.00%	11.50% PIK	16.95%	10/15/2025	$19,398,793	19,467,953	14,859,476	—	C/N
									138,944,233	125,198,750	—
Diversified Financial Services
2-10 Holdco, Inc.	13900 E Harvard Avenue, Aurora, CO 80014	First Lien Term Loan	SOFR(M)	0.75%	6.00%	11.42%	3/26/2026	$8,082,534	8,068,890	7,918,459	—	N
2-10 Holdco, Inc.	13900 E Harvard Avenue, Aurora, CO 80014	Sr Secured Revolver	SOFR(M)	0.75%	6.00%	11.42%	3/26/2026	$—	(935)	(14,690)	—	K/N
36th Street Capital Partners Holdings, LLC	129 Summit Avenue, Suite 1000 Summit, NJ 07901	Senior Note	Fixed	—	—	12.00%	11/30/2025	$50,131,437	50,131,437	50,131,437	—	E/F/N
Accordion Partners LLC	1 Vanderbilt Ave, Floor 24, New York, NY 10017	First Lien Term Loan	SOFR(Q)	0.75%	6.25%	11.64%	8/29/2029	$1,266,930	1,242,120	1,277,065	—	N
Accordion Partners LLC	1 Vanderbilt Ave, Floor 24, New York, NY 10017	First Lien Delayed Draw Term Loan A	SOFR(Q)	0.75%	6.50%	11.89%	8/29/2029	$101,481	99,483	102,496	—	N
Accordion Partners LLC	1 Vanderbilt Ave, Floor 24, New York, NY 10017	Sr Secured Revolver	SOFR(Q)	0.75%	6.25%	11.64%	8/31/2028	$—	(2,077)	—	—	K/N
Accordion Partners LLC	1 Vanderbilt Ave, Floor 24, New York, NY 10017	First Lien Delayed Draw Term Loan B	SOFR(Q)	0.75%	6.25%	11.62%	8/29/2029	$154,762	151,690	156,000	—	N
GC Champion Acquisition LLC (Numerix)	99 Park Avenue, 5th FL, New York, NY 10016	First Lien Term Loan	SOFR(S)	1.00%	6.75%	11.28%	8/21/2028	$698,210	686,447	684,315	—	N
GC Champion Acquisition LLC (Numerix)	99 Park Avenue, 5th FL, New York, NY 10016	First Lien Delayed Draw Term Loan	SOFR(S)	1.00%	6.75%	11.28%	8/21/2028	$193,947	190,662	190,088	—	N

Issuer	Address	Instrument	Ref	Floor	Spread	Total Coupon	Maturity	Principal	Cost	Fair Value	Percentage of Class Held(P)	Notes
Libra Solutions Intermediate Holdco, LLC et al (fka Oasis Financial, LLC)	9525 W Bryn Mawr Avenue #900, Rosemont, IL 60018	Second Lien Term Loan	SOFR(M)	1.00%	8.50%	13.94%	7/5/2026	$17,633,544	$17,428,025	$17,280,873	—	N
Wealth Enhancement Group, LLC	505 North Highway 169, Suite 900, Plymouth, MN 55441	First Lien Delayed Draw Term Loan	SOFR(Q)	1.00%	6.25%	10.77%	10/4/2027	$333,250	331,337	327,118	—	N
Wealth Enhancement Group, LLC	505 North Highway 169, Suite 900, Plymouth, MN 55441	Sr Secured Revolver	SOFR(Q)	1.00%	6.25%	11.26%	10/4/2027	$—	(100)	(348)	—	K/N
Worldremit Group Limited (United Kingdom)	62 Buckingham Gate, London SW1E 6AJ, United Kingdom	First Lien Term Loan (3.0% Exit Fee)	SOFR(M)	1.00%	9.25%	14.81%	2/11/2025	$43,629,951	43,291,294	42,451,942	—	H/L/N
									121,618,273	120,504,755	—
Diversified Telecommunication Services
Aventiv Technologies, Inc. (Securus)	14651 Dallas Parkway, Dallas, TX 75254	Second Lien Term Loan	LIBOR(Q)	1.00%	8.25%	13.98%	10/31/2025	$25,846,154	25,750,004	18,738,462	—

Electric Utilities
Conergy Asia & ME Pte. Ltd. (Singapore)	8 Shenton Way #32-03 AXA Tower Singapore 068811	First Lien Term Loan	Fixed	—	—	0	6/30/2024	$2,110,141	2,110,141	—	—	D/F/H/N
Kawa Solar Holdings Limited (Conergy) (Cayman Islands)	Hutchins Drive GEORGE TOWN, GRAND CAYMAN Cayman Island	Bank Guarantee Credit Facility	Fixed	—	—	0	12/31/2023	$6,578,877	6,578,877	101,315	—	D/F/H/N
Kawa Solar Holdings Limited (Conergy) (Cayman Islands)	Hutchins Drive GEORGE TOWN, GRAND CAYMAN Cayman Island	Revolving Credit Facility	Fixed	—	—	0	12/31/2023	$5,535,517	5,535,517	1,380,004	—	D/F/H/N
									14,224,535	1,481,319	—
Health Care Technology
Appriss Health, LLC (PatientPing)	9901 Linn Station Road, Suite 500, Louisville, KY 40223	First Lien Term Loan	SOFR(Q)	1.00%	7.25%	12.23%	5/6/2027	$8,106,701	8,004,982	7,936,460	—	N
Appriss Health, LLC (PatientPing)	9901 Linn Station Road, Suite 500, Louisville, KY 40223	Sr Secured Revolver	SOFR(Q)	1.00%	7.25%	12.23%	5/6/2027	$—	(6,558)	(11,435)	—	K/N
CareATC, Inc.	4500 S 129th E Avenue, Suite 191, Tulsa, OK 74134	First Lien Term Loan	SOFR(Q)	1.00%	7.75%	13.26%	3/14/2026	$13,767,771	13,625,345	13,519,951	—	N
CareATC, Inc.	4500 S 129th E Avenue, Suite 191, Tulsa, OK 74134	Sr Secured Revolver	SOFR(Q)	1.00%	7.75%	13.26%	3/14/2026	$—	(4,864)	(10,931)	—	K/N
ESO Solutions, Inc.	11500 Alterra Pkwy #100, Austin, TX 78758	First Lien Term Loan	SOFR(Q)	1.00%	7.00%	12.40%	5/3/2027	$23,802,071	23,463,752	23,016,602	—	N
ESO Solutions, Inc.	11500 Alterra Pkwy #100, Austin, TX 78758	Sr Secured Revolver	SOFR(Q)	1.00%	7.00%	12.33%	5/3/2027	$1,050,166	1,028,671	992,407	—	N
Edifecs, Inc.	1756 114th AVE SE,, Bellevue, WA 98004, US	First Lien Term Loan	SOFR(Q)	1.00%	7.11%	12.50%	9/21/2026	$1,350,694	1,332,229	1,364,201	—	N
Gainwell Acquisition Corp.	1775 Tysons Blvd., Suite 900, Tysons, VA 22102	Second Lien Term Loan	SOFR(Q)	1.00%	8.00%	13.37%	10/2/2028	$5,727,820	5,706,506	5,607,536	—	N
Sandata Technologies, LLC	26 Harbor Park Drive, Port Washington, NY 11050	First Lien Delayed Draw Term Loan	SOFR(Q)	—	6.00%	11.55%	7/23/2024	$860,842	833,348	860,842	—	N
Sandata Technologies, LLC	26 Harbor Park Drive, Port Washington, NY 11050	First Lien Term Loan	SOFR(Q)	—	6.00%	11.54%	7/23/2024	$20,250,000	20,192,679	20,128,500	—	N

Issuer	Address	Instrument	Ref	Floor	Spread	Total Coupon	Maturity	Principal	Cost	Fair Value	Percentage of Class Held(P)	Notes
Sandata Technologies, LLC	26 Harbor Park Drive, Port Washington, NY 11050	Sr Secured Revolver	SOFR(Q)	—	6.00%	11.53%	7/23/2024	$1,200,000	$1,193,808	$1,186,500	—	N
									75,369,898	74,590,633	—
Healthcare Providers and Services
INH Buyer, Inc. (IMS Health)	6675 Westwood Boulevard Suite 475 Orlando, FL 32821	First Lien Term Loan (1.5% Exit Fee)	SOFR(Q)	1.00%	3.50% Cash + 3.50% PIK	12.49%	6/28/2028	$4,591,644	4,521,156	3,792,698	—	L/N
Opco Borrower, LLC (Giving Home Health Care)	835 W 6th Street, Suite 1450, Austin, TX 78703	Sr Secured Revolver	SOFR(Q)	1.00%	6.50%	11.99%	8/19/2027	$—	(245)	—	—	K/N
Opco Borrower, LLC (Giving Home Health Care)	835 W 6th Street, Suite 1450, Austin, TX 78703	First Lien Term Loan	SOFR(Q)	1.00%	6.50%	11.99%	8/19/2027	$324,805	322,183	326,916	—	N
PHC Buyer, LLC (Patriot Home Care)	5700 N. Broad Street, 3rd Floor, Philadelphia, PA 190006	First Lien Term Loan	SOFR(Q)	0.75%	6.00%	11.50%	5/4/2028	$10,262,656	10,098,231	10,062,534	—	N
PHC Buyer, LLC (Patriot Home Care)	5700 N. Broad Street, 3rd Floor, Philadelphia, PA 190006	First Lien Delayed Draw Term Loan	SOFR(Q)	0.75%	6.00%	11.50%	5/4/2028	$—	(60,749)	(77,202)	—	K/N
Team Services Group, LLC	3131 Camino del Rio North, Suite 650, San Diego, CA 92108	Second Lien Term Loan	SOFR(Q)	1.00%	9.00%	14.88%	11/13/2028	$27,855,847	27,229,879	25,766,659	—	G/N
									42,092,250	40,283,577	—
Hotels, Restaurants and Leisure
Fishbowl, Inc.	2475 Hanover St. Palo Alto, CA 94304	First Lien Term LoanH	SOFR(Q)	1.00%	5.26%	10.65%	5/27/2027	$12,089,579	12,089,579	12,089,579	—	F/N
OCM Luxembourg Baccarat BidCo S.À R.L. (Interblock) (Slovenia)	Gorenjska cesta 23, 1234 Mengeš, Slovenia	First Lien Term Loan	SOFR(Q)	0.75%	6.25%	11.15%	6/3/2027	$229,167	225,581	225,729	—	H/N
OCM Luxembourg Baccarat BidCo S.À R.L. (Interblock) (Slovenia)	Gorenjska cesta 23, 1234 Mengeš, Slovenia	Sr Secured Revolver	SOFR(M)	0.75%	6.25%	11.08%	6/3/2027	$13,889	13,613	13,611	—	H/N
Showtime Acquisition, L.L.C. (World Choice)	3849 Parkway, Pigeon Forge, TN 37868	Sr Secured Revolver	SOFR(Q)	1.00%	7.50%	12.97%	8/7/2028	$—	(34,451)	(23,770)	—	K/N
Showtime Acquisition, L.L.C. (World Choice)	3849 Parkway, Pigeon Forge, TN 37868	First Lien Delayed Draw Term Loan	SOFR(Q)	1.00%	7.50%	12.97%	8/7/2028	$—	(27,594)	(19,016)	—	K/N
Showtime Acquisition, L.L.C. (World Choice)	3849 Parkway, Pigeon Forge, TN 37868	First Lien Term Loan	SOFR(Q)	1.00%	7.50%	12.97%	8/7/2028	$18,139,083	17,640,907	17,807,138	—	N
									29,907,635	30,093,271	—
Insurance
AmeriLife Holdings, LLC	2650 McCormick Dr, Clearwater, FL 33759	First Lien Term Loan	SOFR(S)	0.75%	5.75%	11.08%	8/31/2029	$1,804,545	1,772,783	1,786,500	—	N
AmeriLife Holdings, LLC	2650 McCormick Dr, Clearwater, FL 33759	First Lien Delayed Draw Term Loan	SOFR(S)	0.75%	5.75%	10.62%	8/31/2029	$300,758	292,857	296,235	—	N
AmeriLife Holdings, LLC	2650 McCormick Dr, Clearwater, FL 33759	Sr Secured Revolver	SOFR(S)	0.75%	5.75%	10.99%	8/31/2028	$37,879	34,128	35,606	—	N
Integrity Marketing Acquisition, LLC	1445 Ross Avenue, 40th Floor, Dallas, TX 75202	Sr Secured Revolver	SOFR(Q)	1.00%	6.50%	11.08%	8/31/2030	$—	(582,768)	—	—	K/N
Integrity Marketing Acquisition, LLC	1445 Ross Avenue, 40th Floor, Dallas, TX 75202	First Lien Term Loan	SOFR(Q)	0.75%	6.50%	11.92%	8/27/2026	$10,177,783	10,030,302	10,177,783	—	N
IT Parent, LLC (Insurance Technologies)	2 South Cascade Avenue, Suite 200, Colorado Springs, CO 80903	First Lien Term Loan	SOFR(M)	1.00%	6.25%	11.67%	10/1/2026	$4,797,131	4,743,414	4,446,940	—	N

Issuer	Address	Instrument	Ref	Floor	Spread	Total Coupon	Maturity	Principal	Cost	Fair Value	Percentage of Class Held(P)	Notes
IT Parent, LLC (Insurance Technologies)	2 South Cascade Avenue, Suite 200, Colorado Springs, CO 80903	Sr Secured Revolver	SOFR(M)	1.00%	6.25%	11.82%	10/1/2026	$562,500	$555,603	$516,875	—	N
Peter C. Foy & Associates Insurance Services, LLC (PCF Insurance)	2500 W. Executive Parkway, Suite 200, Lehi, UT, 84043	First Lien Term Loan	SOFR(M)	0.75%	6.00%	11.43%	11/1/2028	$846,429	836,201	837,964	—	N
Peter C. Foy & Associates Insurance Services, LLC (PCF Insurance)	2500 W. Executive Parkway, Suite 200, Lehi, UT, 84043	First Lien Delayed Draw Term Loan	SOFR(M)	0.75%	6.00%	11.43%	11/1/2028	$2,118,073	2,092,467	2,096,892	—	N
									19,774,987	20,194,795	—
Internet and Catalog Retail
CommerceHub, Inc.	800 Troy-Schenectady Road, Suite 100, Latham, NY 12110	First Lien Term Loan	SOFR(Q)	0.75%	6.25%	11.77%	12/29/2027	$957,054	899,311	891,974	—	N
Syndigo, LLC	141 W. Jackson Blvd, Ste 1220, Chicago, IL 60604	Second Lien Term Loan	SOFR(Q)	0.75%	8.00%	13.67%	12/14/2028	$12,141,870	12,006,815	10,684,846	—	G/N
									12,906,126	11,576,820	—
Internet Software and Services
Acquia, Inc.	53 State Street, 10th Floor Boston, MA 02109 United States	Sr Secured Revolver	LIBOR(S)	1.00%	7.00%	12.34%	10/31/2025	$930,531	917,033	930,531	—	N
Acquia, Inc.	53 State Street, 10th Floor Boston, MA 02109 United States	First Lien Term Loan	LIBOR(S)	1.00%	7.00%	12.34%	10/31/2025	$25,299,736	25,069,324	25,299,735	—	N
Anaconda, Inc.	1108 Lavaca Street, Suite 110-645, Austin, TX 78701	First Lien Term Loan	SOFR(Q)	1.00%	7.50%	12.92%	8/22/2027	$5,717,940	5,668,784	5,615,017	—	N
Astra Acquisition Corp. (Anthology)	1111 19th St NW, Washington, DC 20036	Second Lien Term Loan	SOFR(Q)	0.75%	8.88%	14.53%	10/25/2029	$20,715,038	20,377,230	14,790,537	—	G/N
Bynder Bidco, Inc. (Netherlands)	Max Euweplein 46, 1017 MB Amsterdam, Netherlands	Sr Secured Revolver A	SOFR(Q)	1.00%	7.25%	12.60%	1/26/2029	$—	(6,474)	(4,228)	—	H/K/N
Bynder Bidco, Inc. (Netherlands)	Max Euweplein 46, 1017 MB Amsterdam, Netherlands	First Lien Term Loan A	SOFR(Q)	1.00%	7.25%	12.60%	1/26/2029	$3,000,000	2,918,117	2,947,800	—	H/N
Bynder Bidco B.V. (Netherlands)	Max Euweplein 46, 1017 MB Amsterdam, Netherlands	Sr Secured Revolver B	SOFR(Q)	1.00%	7.25%	12.60%	1/26/2029	$—	(23,499)	(15,347)	—	H/K/N
Bynder Bidco B.V. (Netherlands)	Max Euweplein 46, 1017 MB Amsterdam, Netherlands	First Lien Term Loan B	SOFR(Q)	1.00%	7.25%	12.60%	1/26/2029	$10,875,000	10,578,176	10,685,775	—	H/N
Domo, Inc.	772 East Utah Valley Drive, Amer	First Lien Delayed Draw Term Loan (7.0% Exit Fee)	SOFR(Q)	1.50%	5.50% Cash + 2.50% PIK	13.63%	4/1/2025	$57,320,683	57,240,336	57,091,401	—	L/N
Domo, Inc.	772 East Utah Valley Drive, Amer	First Lien PIK Term Loan	Fixed	—	9.50% PIK	9.50%	4/1/2025	$3,342,136	852,259	3,158,319	—	N
e-Discovery Acquireco, LLC (Reveal)	145 S Wells St, Ste 600, Chicago, IL 60606	Sr Secured Revolver	SOFR(Q)	1.00%	6.50%	11.90%	8/29/2029	$—	(2,052)	(2,083)	—	K/N
e-Discovery Acquireco, LLC (Reveal)	145 S Wells St, Ste 600, Chicago, IL 60606	First Lien Term Loan	SOFR(Q)	1.00%	6.50%	11.90%	8/29/2029	$916,667	893,912	893,750	—	N
Gympass US, LLC	18 W 18th St, New York, NY 10011	First Lien Term Loan	SOFR(M)	1.00%	4.00% Cash + 4.00% PIK	13.45%	7/8/2027	$524,815	520,823	522,191	—	N
InMoment, Inc.	10355 South Jordan Gateway, Suite 600, South Jordan, UT 84095	First Lien Term Loan	SOFR(S)	0.75%	5.00% cash + 2.50% PIK	12.34%	6/8/2028	$7,699,824	7,573,926	7,473,449	—	N
Magenta Buyer, LLC (McAfee)	6220 America Ctr Dr, San Jose, CA, 95002	First Lien Incremental Term Loan	Fixed	—	12.00%	12.00%	7/27/2028	$4,196,286	3,841,605	3,419,973	—	G

Issuer	Address	Instrument	Ref	Floor	Spread	Total Coupon	Maturity	Principal	Cost	Fair Value	Percentage of Class Held(P)	Notes
Magenta Buyer, LLC (McAfee)	6220 America Ctr Dr, San Jose, CA, 95002	Second Lien Term Loan	SOFR(Q)	0.75%	8.25%	13.88%	7/27/2029	$20,000,000	$19,767,284	$9,650,000	—	G
Oranje Holdco, Inc. (KnowBe4)	33 N. Garden Ave. Clearwater, FL 33755	Sr Secured Revolver	SOFR(Q)	1.00%	7.75%	13.12%	2/1/2029	$—	(27,403)	(1,230)	—	K/N
Oranje Holdco, Inc. (KnowBe4)	33 N. Garden Ave. Clearwater, FL 33755	First Lien Term Loan	SOFR(Q)	1.00%	7.75%	13.12%	2/1/2029	$9,838,988	9,615,755	9,829,149	—	N
Persado, Inc.	11 East 26th St, New York, NY 10010	First Lien Delayed Draw Term Loan (6.575% Exit Fee)	SOFR(M)	1.80%	7.50%	12.83%	6/10/2027	$7,464,767	7,427,310	6,837,726	—	L/N
Persado, Inc.	11 East 26th St, New York, NY 10010	First Lien Term Loan (6.575% Exit Fee)	SOFR(M)	1.80%	7.50%	12.83%	6/10/2027	$7,317,617	7,237,813	6,702,937	—	L/N
Pluralsight, Inc.	42 Future Way, Draper, UT 84020	First Lien Term Loan	SOFR(Q)	1.00%	8.00%	13.45%	4/6/2027	$32,582,872	32,139,712	31,442,472	—	N
Pluralsight, Inc.	42 Future Way, Draper, UT 84020	Sr Secured Revolver	SOFR(Q)	1.00%	8.00%	13.44%	4/6/2027	$1,515,539	1,486,226	1,430,940	—	N
Quartz Holding Company (Quick Base)	150 Cambridge Park Drive, Suite 500, Cambridge, MA 02140	Second Lien Term Loan	SOFR(M)	—	8.00%	13.42%	4/2/2027	$9,903,019	9,792,740	9,863,407	—	N
ResearchGate GmBH (Germany)	Chausseestr. 20 10115 Berlin Germany	First Lien Term Loan (4.0% Exit Fee)	EURIBOR(M)	—	8.55%	12.36%	10/1/2024	$7,500,000	8,266,295	7,645,234	—	H/L/N/O
Sailpoint Technologies Holdings, Inc.	11120 Four Points Drive, Suite 100, Austin, TX 78726	First Lien Term Loan	SOFR(M)	0.75%	6.25%	11.58%	8/16/2029	$462,462	454,350	462,185	—	N
Sailpoint Technologies Holdings, Inc.	11120 Four Points Drive, Suite 100, Austin, TX 78726	Sr Secured Revolver	SOFR(M)	0.75%	6.25%	11.58%	8/16/2028	$—	(611)	(86)	—	K/N
Spartan Bidco Pty Ltd (StarRez) (Australia)	660 Spencer Street, West Melbourne, Victoria 3003, Australia	First Lien Incremental Term Loan	SOFR(Q)	0.75%	0.75% Cash + 6.25% PIK	12.50%	1/24/2028	$533,277	524,862	528,424	—	H/I/N
Suited Connector, LLC	8123 Interport Blvd, Englewood, CO 80112	Sr Secured Revolver	SOFR(Q)	1.00%	6.00% Cash + 2.00% PIK	13.36%	12/1/2027	$581,423	572,886	386,065	—	N
Suited Connector, LLC	8123 Interport Blvd, Englewood, CO 80112	First Lien Term Loan	SOFR(Q)	1.00%	6.00% Cash + 2.00% PIK	13.31%	12/1/2027	$3,525,834	3,470,534	2,341,153	—	N
									237,147,253	219,925,196	—
IT Services
Avalara, Inc.	225 S. King Street, Suite 1800, Seattle, WA 98104	Sr Secured Revolver	SOFR(Q)	0.75%	7.25%	12.64%	10/19/2028	$—	(949)	—	—	K/N
Avalara, Inc.	225 S. King Street, Suite 1800, Seattle, WA 98104	First Lien Term Loan	SOFR(Q)	0.75%	7.25%	12.64%	10/19/2028	$450,000	440,275	455,850	—	N
Ensono, Inc.	3333 Finley Road, Downers Grove, IL 60515	Second Lien Term Loan B	SOFR(M)	—	8.00%	13.43%	5/28/2029	$15,000,000	14,892,589	14,220,000	—	G/N
Madison Logic Holdings, Inc.	257 Park Ave. S. 5th Floor, NY, NY 10010	Sr Secured Revolver	SOFR(Q)	1.00%	7.00%	12.39%	12/30/2027	$—	(27,324)	(22,469)	—	K/N
Madison Logic Holdings, Inc.	257 Park Ave. S. 5th Floor, NY, NY 10010	First Lien Term Loan	SOFR(Q)	1.00%	7.00%	12.39%	12/29/2028	$14,834,092	14,416,339	14,522,576	—	N
Serrano Parent, LLC (Sumo Logic)	855 Main St., Suite 100, Redwood City, CA 94063	Sr Secured Revolver	SOFR(Q)	1.00%	6.50%	11.87%	5/13/2030	$—	(2,131)	(720)	—	K/N
Serrano Parent, LLC (Sumo Logic)	855 Main St., Suite 100, Redwood City, CA 94063	First Lien Term Loan	SOFR(Q)	1.00%	6.50%	11.87%	5/13/2030	$900,000	877,756	892,800	—	N
Xactly Corporation	300 Park Avenue, Suite 1700 San Jose, CA 95110	Sr Secured Revolver	SOFR(Q)	1.00%	7.35%	12.77%	7/31/2025	$—	—	—	—	N
Xactly Corporation	300 Park Avenue, Suite 1700 San Jose, CA 95110	First Lien Incremental Term Loan	SOFR(Q)	1.00%	7.35%	12.77%	7/31/2025	$14,671,682	14,671,682	14,671,682	—	N
									45,268,237	44,739,719	—

Issuer	Address	Instrument	Ref	Floor	Spread	Total Coupon	Maturity	Principal	Cost	Fair Value	Percentage of Class Held(P)	Notes
Leisure Products
Blue Star Sports Holdings, Inc.	5360 Legacy Drive, Suite 150 Plano, TX 75024	First Lien Delayed Draw Term Loan	SOFR(Q)	1.00%	6.00% cash + 3.50% PIK	14.92%	6/15/2024	$69,771	$69,617	$66,806	—	N
Blue Star Sports Holdings, Inc.	5360 Legacy Drive, Suite 150 Plano, TX 75024	Sr Secured Revolver	SOFR(S)	1.00%	6.00% cash + 3.50% PIK	14.94%	6/15/2024	$139,044	138,741	133,135	—	N
Blue Star Sports Holdings, Inc.	5360 Legacy Drive, Suite 150 Plano, TX 75024	First Lien Term Loan	SOFR(Q)	1.00%	6.00% cash + 3.50% PIK	14.95%	6/15/2024	$1,914,512	1,909,520	1,833,145	—	N
Peloton Interactive, Inc.	441 Ninth Ave, 6th Floor, New York, NY 10001	First Lien Term Loan	SOFR(S)	0.50%	7.00%	12.26%	5/25/2027	$98,750	95,903	99,096	—	G/J
									2,213,781	2,132,182	—
Life Sciences Tools & Services
Alcami Corporation	2320 Scientific Park Drive, Wilmington, NC 28405	First Lien Delayed Draw Term Loan	SOFR(M)	1.00%	7.00%	12.42%	12/21/2028	$—	(16,779)	5,463	—	K/N
Alcami Corporation	2320 Scientific Park Drive, Wilmington, NC 28405	Sr Secured Revolver	SOFR(M)	1.00%	7.00%	12.42%	12/21/2028	$—	(26,742)	—	—	K/N
Alcami Corporation	2320 Scientific Park Drive, Wilmington, NC 28405	First Lien Term Loan	SOFR(M)	1.00%	7.00%	12.42%	12/21/2028	$6,506,023	6,297,274	6,571,083	—	N
									6,253,753	6,576,646	—
Machinery
Sonny’s Enterprises, LLC	5605 Hiatus Road, Tamarac, FL 33321	First Lien Term Loan	SOFR(Q)	1.00%	6.75%	12.27%	8/5/2028	$13,627,999	13,363,549	13,655,255	—	N
									13,363,549	13,655,255	—
Media
Khoros, LLC (Lithium)	225 Bush St., 15th Floor, San Francisco, CA 94104	First Lien Term Loan	SOFR(Q)	1.00%	4.50% Cash + 4.50% PIK	14.36%	1/3/2024	$28,016,636	27,882,963	22,917,609	—	N
Khoros, LLC (Lithium)	225 Bush St., 15th Floor, San Francisco, CA 94104	Sr Secured Revolver	SOFR(Q)	1.00%	8.00%	13.36%	1/3/2024	$1,156,962	1,147,401	856,152	—	N
NEP Group, Inc. et al	2 Beta Drive, Pittsburg, PA 15238	Second Lien Term Loan	SOFR(M)	—	7.00%	12.43%	10/19/2026	$14,500,000	14,167,251	11,587,965	—	G
Quora, Inc.	650 Castro Street, Suite 450, Mountain View, CA 94041	First Lien Term Loan (4.0% Exit Fee)	Fixed	—	—	10.10%	5/1/2024	$12,819,528	12,782,320	12,469,593	—	L/N
Streamland Media Midco LLC	1132 Vine Street, Los Angeles, CA 90038	First Lien Term Loan	SOFR(Q)	1.00%	7.01% Cash + 1.75% PIK	14.13%	12/31/2024	$376,268	371,957	362,346	—	N
Terraboost Media Operating Company, LLC	2232 Dell Range Blvd, Suite 202 Cheyenne, WY 82009	First Lien Term Loan	SOFR(Q)	1.00%	6.50%	12.04%	8/23/2026	$10,366,422	10,228,904	9,412,711	—	N
									66,580,796	57,606,376	—
Oil, Gas and Consumable Fuels
Iracore International Holdings, Inc.	3516 13th Ave E, Hibbing, MN 55746	First Lien Term Loan	SOFR(Q)	1.00%	9.15%	14.54%	4/12/2024	$1,324,151	1,324,151	1,324,151	—	B/N

Paper and Forest Products
Alpine Acquisition Corp II (48Forty)	3650 Mansell Road, Suite 100, Alpharetta, GA 30022	First Lien Term Loan	SOFR(M)	1.00%	5.75%	11.43%	11/30/2026	$20,209,854	19,910,581	19,603,558	—	N
Alpine Acquisition Corp II (48Forty)	3650 Mansell Road, Suite 100, Alpharetta, GA 30022	Sr Secured Revolver	SOFR(M)	1.00%	5.75%	11.69%	11/30/2026	$71,628	67,973	66,256	—	N
FSK Pallet Holding Corp. (Kamps)	665 Seward Ave, Nw Ste 301, Grand Rapids, MI 49504	First Lien Term Loan	SOFR(Q)	1.25%	6.00%	11.43%	12/23/2026	$10,439,801	10,174,272	10,076,496	—	N
									30,152,826	29,746,310	—

Issuer	Address	Instrument	Ref	Floor	Spread	Total Coupon	Maturity	Principal	Cost	Fair Value	Percentage of Class Held(P)	Notes
Pharmaceuticals
Nephron Pharmaceuticals Corp.	4500 12th Street Extension, West Columbia, SC 29172	First Lien Term Loan B	SOFR(Q)	1.50%	9.00%	14.57%	9/11/2026	$23,709,677	$22,773,271	$22,761,290	—	N
Professional Services
Applause App Quality, Inc.	100 Pennsylvania Ave. Framingham, MA 01701	First Lien Term Loan	SOFR(S)	1.00%	5.00%	10.30%	9/20/2025	$15,166,455	15,164,342	15,166,455	—	N
Applause App Quality, Inc.	100 Pennsylvania Ave. Framingham, MA 01701	Sr Secured Revolver	SOFR(S)	1.00%	5.00%	10.30%	9/20/2025	$—	(5,693)	—	—	K/N
CIBT Solutions, Inc.	1600 International Drive Suite 600 McLean, VA 22102	Second Lien Term Loan	LIBOR(Q)	1.00%	1.00% Cash + 6.75% PIK	7.75%	6/1/2025	$8,146,376	7,567,314	2,199,522	—	C/G/N
DTI Holdco, Inc. (Epiq Systems, Inc.)	777 Third Avenue, 12th Floor, New York, NY 10017	Second Lien Term Loan	SOFR(Q)	0.75%	7.75%	13.12%	4/26/2030	$7,500,000	7,375,907	6,562,500	—	G/N
GI Consilio Parent, LLC	1828 L St. NW, Suite 1070, Washington, DC 20036	Second Lien Term Loan	SOFR(M)	0.50%	7.50%	12.93%	5/14/2029	$10,000,000	9,934,419	9,840,000	—	G/N
ICIMS, Inc.	101 Crawfords Corner Road, Suite 3-100, Holmdel, NJ 07733	First Lien Delayed Draw Term Loan	SOFR(Q)	0.75%	3.38% Cash + 3.88% PIK	12.63%	8/18/2028	$126,297	126,297	118,877	—	N
ICIMS, Inc.	101 Crawfords Corner Road, Suite 3-100, Holmdel, NJ 07733	Sr Secured Revolver	SOFR(Q)	0.75%	6.75%	12.14%	8/18/2028	$66,270	60,557	63,611	—	N
ICIMS, Inc.	101 Crawfords Corner Road, Suite 3-100, Holmdel, NJ 07733	First Lien Term Loan	SOFR(Q)	0.75%	3.38% Cash + 3.88% PIK	12.63%	8/18/2028	$4,165,841	4,103,542	4,137,930	—	N
ICIMS, Inc.	101 Crawfords Corner Road Suite 3-100 Holmdel, NJ 07733	First Lien Incremental Term Loan	SOFR(Q)	0.75%	7.25%	12.63%	8/18/2028	$4,449,002	4,379,746	4,421,863	—	N
JobandTalent USA, Inc. (United Kingdom)	199 Bishopgate, Spitalfields, London EC2M 3TY, United Kingdom	First Lien Delayed Draw Term Loan (3.0% Exit Fee)	SOFR(M)	1.00%	8.75%	14.20%	2/17/2025	$18,590,587	18,434,944	18,274,547	—	H/L/N
JobandTalent USA, Inc. (United Kingdom)	199 Bishopgate, Spitalfields, London EC2M 3TY, United Kingdom	First Lien Term Loan (3.0% Exit Fee)	SOFR(M)	1.00%	8.75%	14.20%	2/17/2025	$26,409,413	26,168,077	25,960,453	—	H/L/N
									93,309,452	86,745,758	—
Real Estate Management and Development
Greystone Affordable Housing Initiatives, LLC	4025 Lake Boone Trail, Suite 209, Raleigh, NC 27607	First Lien Delayed Draw Term Loan	SOFR(S)	1.25%	6.00%	11.84%	3/2/2026	$4,666,667	4,666,667	4,624,667	—	I/N
Greystone Select Company II, LLC (Passco)	152 West 57th St., 60th Floor, New York, NY 10019	First Lien Term Loan	SOFR(M)	1.50%	6.50%	11.93%	3/21/2027	$8,181,818	8,049,556	8,113,091	—	N
									12,716,223	12,737,758	—
Road and Rail
Motive Technologies, Inc. (fka Keep Truckin, Inc.)	5 Hawthorne St, 4th floor, San Francisco, CA 94105	First Lien Incremental Term Loan	SOFR(S)	1.00%	7.68%	13.18%	4/8/2025	$10,119,063	10,038,533	10,058,348	—	N
Motive Technologies, Inc. (fka Keep Truckin, Inc.)	5 Hawthorne St, 4th floor, San Francisco, CA 94105	First Lien Term Loan	SOFR(S)	1.00%	7.25%	13.18%	4/8/2025	$29,880,937	29,666,733	29,701,652	—	N
									39,705,266	39,760,000	—
Semiconductors and Semiconductor Equipment
Emerald Technologies (U.S.) AcquisitionCo, Inc.	1 Stiles Road, Salem, NH 03079	First Lien Term Loan	SOFR(Q)	1.00%	6.25%	11.82%	12/29/2027	$5,389,917	5,305,350	5,174,321	—	G/N

Issuer	Address	Instrument	Ref	Floor	Spread	Total Coupon	Maturity	Principal	Cost	Fair Value	Percentage of Class Held(P)	Notes
Emerald Technologies (U.S.) AcquisitionCo, Inc.	1 Stiles Road, Salem, NH 03079	Sr Secured Revolver	SOFR(M)	1.00%	6.00%	11.43%	12/29/2026	$1,128,945	$935,677	$989,688	—	G/N
									6,241,027	6,164,009	—
Software
Aerospike, Inc.	2525 E Charleston Road, Suite 201, Mountain View, CA 94043	First Lien Term Loan (0.50% Exit Fee)	SOFR(M)	1.00%	7.50%	12.93%	12/29/2025	$6,933,486	6,893,083	6,862,764	—	L/N
Aerospike, Inc.	2525 E Charleston Road, Suite 201, Mountain View, CA 94043	First Lien Delayed Draw Term Loan (0.50% Exit Fee)	SOFR(M)	1.00%	7.50%	12.95%	12/29/2025	$2,539,229	2,498,936	2,513,329	—	L/N
Aerospike, Inc.	2525 E Charleston Road, Suite 201, Mountain View, CA 94043	First Lien Delayed Draw Term Loan (0.50% Exit Fee)	SOFR(M)	1.00%	7.50%	12.93%	12/29/2025	$485,546	464,942	480,593	—	L/N
AlphaSense, Inc.	24 Union Square East, 5th Floor, New York, NY 10003	First Lien Term Loan	SOFR(M)	1.00%	7.00%	12.43%	3/11/2027	$25,095,612	24,902,864	25,080,554	—	N
Aras Corporation	100 Brickstone Square, Andover, MA 01810	Sr Secured Revolver	SOFR(Q)	1.00%	6.50%	12.14%	4/13/2027	$639,711	629,120	609,179	—	N
Aras Corporation	100 Brickstone Square, Andover, MA 01810	First Lien Term Loan	SOFR(Q)	1.00%	3.50% Cash + 3.25% PIK	12.20%	4/13/2027	$12,963,777	12,820,361	12,510,045	—	N
Backoffice Associates Holdings, LLC (Syniti)	115 4th Ave #205, Needham Heights, MA 02494	Sr Secured Revolver	PRIME	1.00%	6.75%	15.25%	4/30/2026	$1,285,940	1,256,822	1,285,940	—	N
Backoffice Associates Holdings, LLC (Syniti)	115 4th Ave #205, Needham Heights, MA 02494	First Lien Term Loan	SOFR(S)	1.00%	7.75%	12.78%	4/30/2026	$11,381,790	11,186,294	11,495,607	—	N
Bluefin Holding, LLC (Allvue)	396 Alhambra Circle, 11th Floor, Coral Gables, FL 33134	Sr Secured Revolver	SOFR(S)	1.00%	7.25%	12.72%	9/12/2030	$—	(2,224)	(2,244)	—	K/N
Bluefin Holding, LLC (Allvue)	396 Alhambra Circle, 11th Floor, Coral Gables, FL 33134	First Lien Term Loan	SOFR(S)	1.00%	7.25%	12.72%	9/12/2030	$910,256	887,648	887,500	—	N
Bonterra LLC (fka CyberGrants Holdings, LLC)	300 Brickstone Square, Suite 601, Andover, MA 01810	First Lien Term Loan	SOFR(Q)	0.75%	7.25%	12.64%	9/8/2027	$2,833,333	2,803,542	2,758,817	—	N
Bonterra LLC (fka CyberGrants Holdings, LLC)	300 Brickstone Square, Suite 601, Andover, MA 01810	First Lien Delayed Draw Term Loan	SOFR(Q)	0.75%	7.25%	12.64%	9/8/2027	$83,019	82,184	80,836	—	N
Bonterra LLC (fka CyberGrants Holdings, LLC)	300 Brickstone Square, Suite 601, Andover, MA 01810	Sr Secured Revolver	SOFR(Q)	0.75%	7.25%	12.64%	9/8/2027	$—	(2,829)	(7,306)	—	K/N
Bonterra LLC (fka CyberGrants Holdings, LLC)	300 Brickstone Square, Suite 601, Andover, MA 01810	First Lien Incremental Amendment 4 Term Loan	SOFR(Q)	0.75%	8.00% PIK	13.39%	9/8/2027	$838,217	825,664	825,644	—
Disco Parent, Inc. (Duck Creek Technologies)	22 Boston Wharf Road, 10th Floor, Boston, MA 02210	Sr Secured Revolver	SOFR(Q)	1.00%	7.50%	12.92%	3/30/2029	$—	(2,089)	(545)	—	K/N
Disco Parent, Inc. (Duck Creek Technologies)	22 Boston Wharf Road, 10th Floor, Boston, MA 02210	First Lien Term Loan	SOFR(Q)	1.00%	7.50%	12.92%	3/30/2029	$909,091	887,365	903,636	—	N
Elastic Path Software, Inc. (Canada)	555 Burrard Street, 16th Floor, Vancouver, BC V7X 1M8, Canada	First Lien Delayed Draw Term Loan	SOFR(Q)	1.00%	7.50%	13.18%	1/6/2026	$2,758,041	2,737,175	2,750,318	—	H/N
Elastic Path Software, Inc. (Canada)	555 Burrard Street, 16th Floor, Vancouver, BC V7X 1M8, Canada	First Lien Term Loan	SOFR(Q)	1.00%	7.50%	13.03%	1/6/2026	$5,432,783	5,400,999	5,417,571	—	H/N
Fusion Risk Management, Inc.	2 North Riverside Plaza, Suite 1000, Chicago, IL 60606	Sr Secured Revolver	SOFR(Q)	1.00%	7.00%	12.88%	5/22/2029	$—	(2,023)	(1,929)	—	K/N
Fusion Risk Management, Inc.	2 North Riverside Plaza, Suite 1000, Chicago, IL 60606	First Lien Term Loan	SOFR(Q)	1.00%	3.50% Cash + 4.00% PIK	12.63%	5/22/2029	$901,414	883,996	885,188	—	N

Issuer	Address	Instrument	Ref	Floor	Spread	Total Coupon	Maturity	Principal	Cost	Fair Value	Percentage of Class Held(P)	Notes
Grey Orange Incorporated	660 Hembree Parkway Suite 120, Roswell, GA 30076	First Lien Term Loan (3.75% Exit Fee)	SOFR(Q)	1.00%	7.25%	12.88%	5/6/2026	$4,190,378	$4,158,385	$4,148,055	—	L/N
Grey Orange Incorporated	660 Hembree Parkway Suite 120, Roswell, GA 30076	First Lien Delayed Draw Term Loan (3.75% Exit Fee)	SOFR(Q)	1.00%	7.25%	12.79%	5/6/2026	$4,190,378	4,161,271	4,148,055	—	L/N
GTY Technology Holdings Inc.	363 W. Erie St., Floor 7, Chicago, IL 60654	First Lien Term Loan	SOFR(Q)	0.75%	2.58% Cash + 4.30% PIK	12.27%	7/9/2029	$267,745	263,477	267,557	—	N
GTY Technology Holdings Inc.	363 W. Erie St., Floor 7, Chicago, IL 60654	First Lien Delayed Draw Term Loan	SOFR(Q)	0.75%	2.58% Cash + 4.30% PIK	12.27%	7/9/2029	$206,895	203,480	206,750	—	N
GTY Technology Holdings Inc.	363 W. Erie St., Floor 7, Chicago, IL 60654	Sr Secured Revolver	SOFR(Q)	0.75%	6.25%	12.27%	7/9/2029	$—	(767)	(32)	—	K/N
Integrate.com, Inc. (Infinity Data, Inc.)	111 West Monroe Street, 19th Floor, Phoenix, AZ 85003	First Lien Term Loan	SOFR(Q)	1.00%	3.00% Cash + 3.00% PIK	11.54%	12/17/2027	$3,931,985	3,874,876	3,799,870	—	N
Integrate.com, Inc. (Infinity Data, Inc.)	111 West Monroe Street, 19th Floor, Phoenix, AZ 85003	First Lien Delayed Draw Term Loan	SOFR(Q)	1.00%	3.00% Cash + 3.00% PIK	11.54%	12/17/2027	$250,000	240,422	227,600	—	N
Integrate.com, Inc. (Infinity Data, Inc.)	111 West Monroe Street, 19th Floor, Phoenix, AZ 85003	Sr Secured Revolver	SOFR(Q)	1.00%	6.00%	11.54%	12/17/2027	$—	(4,719)	(11,200)	—	K/N
JOBVITE, Inc. (Employ, Inc.)	610 Lincoln St, Suite 205, Waltham, MA 02451	First Lien Term Loan	SOFR(S)	0.75%	8.00%	13.43%	8/7/2028	$1,000,000	978,442	981,300	—	N
Kaseya, Inc.	701 Brickell Ave., Suite 400 Miami, FL, 33131	First Lien Term Loan	SOFR(Q)	0.75%	3.75% Cash + 2.50% PIK	11.62%	6/25/2029	$1,639,459	1,618,280	1,626,344	—	N
Kaseya, Inc.	701 Brickell Ave., Suite 400 Miami, FL, 33131	First Lien Delayed Draw Term Loan	SOFR(Q)	0.75%	3.75% Cash + 2.50% PIK	11.62%	6/25/2029	$6,114	4,879	5,313	—	N
Kaseya, Inc.	701 Brickell Ave., Suite 400 Miami, FL, 33131	Sr Secured Revolver	SOFR(M)	0.75%	3.75% Cash + 2.50% PIK	11.57%	6/25/2029	$25,160	23,916	24,359	—	N
Kong Inc.	150 Spear Street, Suite 1600, San Francsico, CA 94105	First Lien Term Loan	SOFR(M)	1.00%	5.50% Cash + 3.25% PIK	14.19%	11/1/2027	$6,346,338	6,231,166	6,339,992	—	N
Nvest, Inc. (SigFig)	2443 Fillmore Street, #380-1512, San Francisco, CA 94115	First Lien Term Loan	SOFR(S)	1.00%	7.50%	13.40%	9/15/2025	$6,118,418	6,069,642	5,962,399	—	N
Oversight Systems, Inc.	360 Interstate North Pkwy, Suite 300, Atlanta, GA 30339	First Lien Incremental Delayed Draw Term Loan	SOFR(Q)	1.00%	7.75%	13.22%	9/24/2026	$—	(3,776)	(3,147)	—	K/N
Oversight Systems, Inc.	360 Interstate North Pkwy, Suite 300, Atlanta, GA 30339	First Lien Term Loan	SOFR(Q)	1.00%	7.75%	13.22%	9/24/2026	$212,667	208,804	209,520	—	N
Oversight Systems, Inc.	360 Interstate North Pkwy, Suite 300, Atlanta, GA 30339	First Lien Term Loan	SOFR(Q)	1.00%	7.75%	13.22%	9/24/2026	$4,489,882	4,432,959	4,423,432	—	N
SEP Raptor Acquisition, Inc. (Loopio) (Canada)	40 King Street West, Suite 2100, Toronto, ON M5H 3C2, Canada	First Lien Term Loan	SOFR(Q)	1.00%	7.00%	12.54%	3/31/2027	$10,872,518	10,738,428	10,687,685	—	H/N
SEP Raptor Acquisition, Inc. (Loopio) (Canada)	40 King Street West, Suite 2100, Toronto, ON M5H 3C2, Canada	Sr Secured Revolver	SOFR(Q)	1.00%	7.00%	12.52%	3/31/2027	$581,638	567,871	561,862	—	H/K/N
SEP Eiger BidCo Ltd. (Beqom) (Switzerland)	Rue de la Colombiere 28, 1260 Nyon, Switzerland	First Lien Term Loan	SOFR(Q)	1.00%	3.00% Cash + 3.50% PIK	11.87%	5/9/2028	$16,336,628	16,077,550	16,207,568	—	H/N
SEP Eiger BidCo Ltd. (Beqom) (Switzerland)	Rue de la Colombiere 28, 1260 Nyon, Switzerland	Sr Secured Revolver	SOFR(Q)	1.00%	6.50%	11.38%	5/9/2028	$533,914	509,151	521,260	—	H/K/N

Issuer	Address	Instrument	Ref	Floor	Spread	Total Coupon	Maturity	Principal	Cost	Fair Value	Percentage of Class Held(P)	Notes
Superman Holdings, LLC (Foundation Software)	17800 Royalton Road, Strongsville, OH 44136	First Lien Term Loan	SOFR(Q)	1.00%	6.13%	11.52%	8/31/2027	$10,099,151	$9,944,752	$9,988,060	—	N
Superman Holdings, LLC (Foundation Software)	17800 Royalton Road, Strongsville, OH 44136	Sr Secured Revolver	SOFR(Q)	1.00%	6.13%	11.52%	8/31/2026	$—	(15,354)	(13,816)	—	K/N
Tessian, Inc. (United Kingdom)	15 Worship Street, 4th Floor, London, EC2A 2DT, United Kingdom	First Lien Term Loan	SOFR(Q)	1.00%	8.00%	13.58%	3/15/2028	$1,000,000	981,246	992,000	—	H/N
Trintech, Inc.	5600 Granite Parkway, Ste 10000, Plano, TX 75024	Sr Secured Revolver	SOFR(M)	1.00%	6.50%	11.82%	7/25/2029	$17,388	15,608	15,617	—	N
Trintech, Inc.	5600 Granite Parkway, Ste 10000, Plano, TX 75024	First Lien Term Loan	SOFR(M)	1.00%	6.50%	11.82%	7/25/2029	$791,143	767,637	768,121	—	N
Zendesk Inc.	989 Market St., San Fransisco, CA 94103	First Lien Delayed Draw Term Loan	SOFR(Q)	0.75%	3.50% Cash + 3.50% PIK	12.15%	11/22/2028	$—	(1,639)	860	—	K/N
Zendesk Inc.	989 Market St., San Fransisco, CA 94103	Sr Secured Revolver	SOFR(Q)	0.75%	6.50%	12.15%	11/22/2028	$—	(676)	—	—	K/N
Zendesk Inc.	989 Market St., San Fransisco, CA 94103	First Lien Term Loan	SOFR(Q)	0.75%	3.50% Cash + 3.50% PIK	12.15%	11/22/2028	$388,733	382,071	392,232	—	N
Zilliant Incorporated	720 Brazos Street, Suite 600, Austin, TX 78701	First Lien Term Loan	SOFR(M)	0.75%	2.00% Cash + 4.50% PIK	11.92%	12/21/2027	$1,605,549	1,583,100	1,526,877	—	N
Zilliant Incorporated	720 Brazos Street, Suite 600, Austin, TX 78701	First Lien Delayed Draw Term Loan	SOFR(Q)	0.75%	2.00% Cash + 4.50% PIK	11.92%	12/21/2027	$—	(5,229)	(18,148)	—	K/N
Zilliant Incorporated	720 Brazos Street, Suite 600, Austin, TX 78701	Sr Secured Revolver	SOFR(Q)	0.75%	6.00%	11.92%	12/21/2027	$—	(2,091)	(7,259)	—	K/N
									149,154,992	149,314,583	—
Specialty Retail
Calceus Acquisition, Inc. (Cole Haan)	150 Ocean Road, Greenland, NH 03840	First Lien Term Loan	SOFR(Q)	2.00%	6.75%	12.14%	8/15/2029	$20,903,665	20,283,618	20,297,459	—	G
Hanna Andersson, LLC	608 NE 19th Avenue, Portland, OR 97232	First Lien Term Loan	SOFR(M)	1.00%	6.00%	12.92%	7/2/2026	$4,518,750	4,464,118	4,351,556	—	N
									24,747,736	24,649,015	—
Technology Hardware, Storage & Peripherals
SumUp Holdings Luxembourg S.A.R.L. (United Kingdom)	41 Avenue de la Gare, L-1611 Luxembourg, United Kingdom	First Lien Delayed Draw Term Loan	SOFR(Q)	1.00%	7.00%	12.54%	2/17/2026	$31,114,286	30,705,423	31,238,743	—	H/N

Textiles, Apparel and Luxury Goods
James Perse Enterprises, Inc.	7373 Flores Street, Downey, CA 90242	First Lien Term Loan	SOFR(S)	1.00%	6.25%	11.38%	9/8/2027	$15,555,556	15,386,924	15,555,555	—	N
James Perse Enterprises, Inc.	7373 Flores Street, Downey, CA 90242	Sr Secured Revolver	SOFR(S)	1.00%	6.25%	11.38%	9/8/2027	$—	(19,187)	—	—	K/N
PSEB, LLC (Eddie Bauer)	10401 NE 8th Street, Suite 500 Bellevue, Washington 98004	First Lien Incremental Term Loan	SOFR(S)	1.00%	6.75%	12.05%	12/30/2026	$24,625,000	24,364,848	22,605,750	—
									39,732,585	38,161,305	—
Trading Companies & Distributors
Blackbird Purchaser, Inc. (Ohio Transmission Corp.)	1900 Jetway Blvd, Columbus, OH 43219	Second Lien Term Loan	SOFR(M)	0.75%	7.50%	12.92%	4/8/2027	$10,153,647	10,009,523	10,021,649	—	N

Issuer	Address	Instrument	Ref	Floor	Spread	Total Coupon	Maturity	Principal	Cost	Fair Value	Percentage of Class Held(P)	Notes
WirelessTelecommunication Services
OpenMarket, Inc. (Infobip) (United Kingdom)	35 - 38 New Bridge Street, London EC4V 6BW, United Kingdom	First Lien Term Loan	SOFR(Q)	0.75%	6.25%	11.90%	9/17/2026	$9,800,000	$9,641,845	$9,696,120	—	H/N
Total Debt Investments - 192.2% of Net Assets									1,488,066,920	1,413,069,515

Equity Securities
Automobiles
AutoAlert, LLC	9050 Irvine Center Dr. Irvine, CA 92618	Class A Common Interest						$540,248	4,713,886	5,178,298	42.00%	D/E/F/N
AutoAlert, LLC	9050 Irvine Center Dr. Irvine, CA 92618	Preferred Equity						$4,302,264	4,302,264	4,632,027	43.00%	E/F/N
									9,016,150	9,810,325
Capital Markets
Pico Quantitative Trading Holdings, LLC	32 Old Slip, 16th Floor, New York, NY 10005	Warrants to Purchase Membership Units					2/7/2030	$7,030	645,120	1,542,083	28.70%	D/E/N

Chemicals
AGY Equity, LLC	2556 Wagener Road, Aiken, SC 29801	Class A Preferred Stock						$1,786,785	485,322	—	4.67%	D/E/N
AGY Equity, LLC	2556 Wagener Road, Aiken, SC 29801	Class B Preferred Stock						$1,250,749	—	—	4.67%	D/E/N
AGY Equity, LLC	2556 Wagener Road, Aiken, SC 29801	Class C Common Stock						$982,732	—	—	3.28%	D/E/N
									485,322	—
Communications Equipment
Plate Newco 1 Limited (Avanti) (United Kingdom)	20 Black Friars Lane, London EC4V 6EB	Common Stock						$364	—	—	0.40%	D/E/H/N/O

Construction & Engineering
Hylan Novellus LLC	950 Holmdel Road Holmdel, NJ 07733	Class A Units						$117,124	13,817,817	4,105,196	12.70%	D/E/N

Diversified Consumer Services
Elevate Brands Holdco, Inc.	27 W 16th Street, New York, NY 10011	Warrants to Purchase Common Stock					7/25/2030	$2,895	—	332,693	16.00%	D/E/N
Elevate Brands Holdco, Inc.	27 W 16th Street, New York, NY 10011	Warrants to Purchase Preferred New Super Senior Shares					7/25/2030	$11,532	—	1,325,257	16.00%	D/E/N
MXP Prime Platform GmbH (SellerX) (Germany)	Jägerstraße 41, 10117 Berlin, Germany	Warrants to Purchase Common Stock					7/25/2030	$3,966	—	321,444	11.30%	D/E/H/N
PerchHQ, LLC	667 Boylston Street, 3rd Floor, Boston, MA 02116	Warrants to Purchase Common Stock					10/15/2027	$134,500	—	—	4.60%	D/E/N
Razor Group GmbH (Germany)	Prinzessinnenstr. 19-20, 10969 Berlin, Germany	Warrants to Purchase Preferred Series A1 Shares					4/28/2028	$516	—	1,062,960	18.40%	D/E/H/N
Razor Group GmbH (Germany)	Prinzessinnenstr. 19-20, 10969 Berlin, Germany	Warrants to Purchase Series C Shares					4/28/2028	$158	—	775,780	11.10%	D/E/H/N
TVG-Edmentum Holdings, LLC	5600 W 83rd Street, Suite 300, Bloomington, MN, 55437	Series B-1 Common Units						$17,858,122	19,684,650	31,180,919	17.99%	B/E/N

Issuer	Address	Instrument	Ref	Floor	Spread	Total Coupon	Maturity	Principal	Cost	Fair Value	Percentage of Class Held(P)	Notes
TVG-Edmentum Holdings, LLC	5600 W 83rd Street, Suite 300, Bloomington, MN, 55437	Series B-2 Common Units						$17,858,122	$13,421,162	$31,180,919	17.99%	B/D/E/N
									33,105,812	66,179,972
Diversified Financial Services
36th Street Capital Partners Holdings, LLC	129 Summit Avenue, Suite 1000 Summit, NJ 07901	Membership Units						$26,902,397	26,902,397	50,934,308	75.00%	E/F/N
Conventional Lending TCP Holdings, LLC	2951 28th Street, Suite 1000, Santa Monica, CA 90405	Membership Units						$17,800,591	17,675,790	16,376,544	50.00%	E/F/I/N
GACP I, LP (Great American Capital)	11100 Santa Monica Blvd., Ste. 800 Los Angeles, CA 90025	Membership Units						$351,847	351,847	94,810	16.05%	E/I/N
GACP II, LP (Great American Capital)	11100 Santa Monica Blvd., Ste. 800 Los Angeles, CA 90025	Membership Units						$3,716,866	3,716,866	3,708,950	7.55%	E/I/N
Worldremit Group Limited (United Kingdom)	62 Buckingham Gate, London SW1E 6AJ, United Kingdom	Warrants to Purchase Series D Stock					2/11/2031	$34,820	—	253,141	0.09%	D/E/H/N
									48,646,900	71,367,753
Electric Utilities
Conergy Asia Holdings Limited (United Kingdom)	21 St. Thomas Street Bristol, BS1 6JS United Kingdom	Class B Shares						$1,000,000	1,000,000	—	33.33%	D/E/F/H/N
Conergy Asia Holdings Limited (United Kingdom)	21 St. Thomas Street Bristol, BS1 6JS United Kingdom	Ordinary Shares						$5,318,860	7,833,333	—	33.58%	D/E/F/H/N
Kawa Solar Holdings Limited (Conergy) (Cayman Islands)	Hutchins Drive GEORGE TOWN, GRAND CAYMAN Cayman Island	Ordinary Shares						$2,332,594	—	—	33.33%	D/E/F/H/N
Kawa Solar Holdings Limited (Conergy) (Cayman Islands)	Hutchins Drive GEORGE TOWN, GRAND CAYMAN Cayman Island	Series B Preferred Shares						$93,023	1,395,349	—	32.25%	D/E/F/H/N
Utilidata, Inc.	245 Chapman St Providence, RI 02905	Common Stock						$29,094	216,336	1,000	3.33%	D/E/N
Utilidata, Inc.	245 Chapman St Providence, RI 02905	Series A-2 Preferred Stock						$257,369	153,398	89,000	6.94%	D/E/N
Utilidata, Inc.	245 Chapman St Providence, RI 02905	Series A-1 Preferred Stock						$500,000	500,000	36,000	7.88%	D/E/N
									11,098,416	126,000
Electronic Equipment, Instruments and Components
Soraa, Inc.	6500 Kaiser Dr. Fremont, CA 94555	Warrants to Purchase Preferred Stock					8/29/2024	$3,071,860	478,899	—	58.51%	D/E/N

Energy Equipment and Services
GlassPoint, Inc.	1502 Mill Raock Way, Suite 170, Bakersfield, CA 93311	Warrants to Purchase Common Stoc					9/12/2029	$16	275,200	2,312,614	80.00%	D/E/N

Hotels, Restaurants and Leisure
Fishbowl, Inc.	2475 Hanover St. Palo Alto, CA 94304	Common Membership Units						$604,479	787,032	722,957	25.69%	D/F/N

Internet Software and Services
Domo, Inc.	772 East Utah Valley Drive, Amer	Common Stock						$49,792	1,543,054	488,460	49.79%	D

Issuer	Address	Instrument	Ref	Floor	Spread	Total Coupon	Maturity	Principal	Cost	Fair Value	Percentage of Class Held(P)	Notes
Foursquare Labs, Inc.	568 Broadway, 10th FL, New York, NY 10012	Warrants to Purchase Series E Preferred Stock					5/4/2027	$2,062,500	$508,805	$932,651	78.57%	D/E/N
InMobi, Inc. (Singapore)	30 Cecil Street, # 19-08 Prudential Tower Singapore 04912	Warrants to Purchase Common Stock					8/15/2027	$1,327,869	212,360	3,146,268	15.57%	D/E/H/N
InMobi, Inc. (Singapore)	30 Cecil Street, # 19-08 Prudential Tower Singapore 04912	Warrants to Purchase Series E Preferred Stock					9/18/2025	$1,049,996	276,492	2,519,467	25.00%	D/E/H/N
InMobi, Inc. (Singapore)	30 Cecil Street, # 19-08 Prudential Tower Singapore 04912	Warrants to Purchase Series E Preferred Stock					10/3/2028	$1,511,002	93,407	1,584,904	68.68%	D/E/H/N
ResearchGate Corporation (Germany)	Chausseestr. 20 10115 Berlin Germany	Warrants to Purchase Series D Preferred Stock					10/30/2029	$333,370	202,001	76,800	100.00%	D/E/H/N/O
SuCo Investors, LP (Suited Connector)	8123 Interport Blvd, Englewood, CO 80112	Warrants to Purchase Class A Units					3/6/2033	$4,129	—	—	0.14%	D/E/N
SnapLogic, Inc.	1825 S. Grant St., 5th Floor, San Mateo, CA 94402	Warrants to Purchase Series Preferred Stock					3/19/2028	$1,860,000	377,722	4,900,000	100.00%	D/E/N
									3,213,841	13,648,550
IT Services
Fidelis (SVC), LLC	4500 East West Highway, Suite 400Bethesda, MD 20814	Preferred Unit-C						$657,932	2,001,384	—	65.79%	D/E/N

Media
Quora, Inc.	650 Castro Street, Suite 450, Mountain View, CA 94041	Warrants to Purchase Series D Preferred Stock					4/11/2029	$507,704	65,245	90,940	50.77%	D/E/N
SoundCloud, Ltd. (United Kingdom)	c/o Jag Shaw Baker, Berners House 47-48 Berners Street, London W1T 3NF	Warrants to Purchase Preferred Stock					4/29/2025	$946,498	79,082	661,647	90.14%	D/E/H/N
									144,327	752,587
Oil, Gas and Consumable Fuels
Iracore Investments Holdings, Inc.	3516 13th Ave E, Hibbing, MN 55746	Class A Common Stock						$16,207	4,177,710	2,023,975	11.34%	B/D/E/N

Pharmaceuticals
Inotiv, Inc.	2701 Kent AvenueWest Lafayette, IN 47906United States	Common Stock						$14,578	—	44,900	0.06%	D/E

Professional Services
Anacomp, Inc.	15378 Avenue of Science, San Diego, CA 92128	Class A Common Stock						$1,255,527	26,711,048	615,208	34.17%	D/E/F/N

Software
Grey Orange International Inc.	660 Hembree Parkway Suite 120, Roswell, GA 30076	Warrants to Purchase Common Stock					5/6/2032	$7,706	—	1,541	16.76%	D/E/N
Tradeshift, Inc.	612 Howard Street, San Francisco, CA 94105	Warrants to Purchase Series D Preferred Stock					3/26/2027	$1,712,930	577,843	—	2.60%	D/E/N
									577,843	1,541

Issuer	Address	Instrument	Ref	Floor	Spread	Total Coupon	Maturity	Principal	Cost	Fair Value	Percentage of Class Held(P)	Notes
Trading Companies & Distributors
Blackbird Holdco, Inc. (Ohio Transmission Corp.)	1900 Jetway Blvd, Columbus, OH 43219	Preferred Stock	Fixed		12.50%	12.50%		$7,108	$8,692,853	$6,997,542	6.77%	E/N
Total Equity Securities - 24.5% of Net Assets									163,875,674	180,251,203
Total Investments - 216.7% of Net Assets									$1,651,942,594	$1,593,320,718
Cash and Cash Equivalents - 12.5% of Net Assets										$91,653,006
Total Cash and Investments - 229.2% of Net Assets										$1,684,973,724		M
Notes to Consolidated Schedule of Investments:
(A)
Debt investments include investments in bank debt that generally are bought and sold among institutional investors in transactions not subject to registration under the Securities Act. Such transactions are generally subject to contractual restrictions, such as approval of the agent or borrower.

(B)	Non-controlled affiliate – as defined under the 1940 Act (ownership of between 5% and 25% of the outstanding voting securities of this issuer).
(C)	Non-accruing debt investment.
(D)	Other non-income producing investment.
(E)	Restricted security subject to legal or contractual restrictions on resale.
(F)
Controlled issuer as defined by the 1940 Act (ownership of 25% or more of the outstanding voting securities of this issuer). Investment is not more than 50% of the outstanding voting securities of the issuer nor deemed to be a significant subsidiary.

(G)	Investment has been segregated to collateralize certain unfunded commitments.
(H)
Non-U.S. company or principal place of business outside the U.S. and as a result the investment is not a qualifying asset under Section 55(a) of the 1940 Act. Under the 1940 Act, TCPC may not acquire any non-qualifying asset unless, at the time such acquisition is made, qualifying assets represent at least 70% of TCPC’s total assets.

(I)
Deemed not an investment company under Section 3(c) of the 1940 Act and as a result the investment is not a qualifying asset under Section 55(a) of the 1940 Act. Under the 1940 Act, TCPC may not acquire any non-qualifying asset unless, at the time such acquisition is made, qualifying assets represent at least 70% of TCPC’s total assets.

(J)
Publicly traded company with a market capitalization greater than $250 million and as a result the investment is not a qualifying asset under Section 55(a) of the 1940 Act. Under the 1940 Act, TCPC may not acquire any non-qualifying asset unless, at the time such acquisition is made, qualifying assets represent at least 70% of TCPC’s total assets.

(K)	Negative balances relate to an unfunded commitment that was acquired and/or valued at a discount.
(L)	In addition to the stated coupon, investment has an exit fee payable upon repayment of the loan in an amount equal to the percentage of the original principal amount shown.
(M)	All cash and investments, except those referenced in Note G above, are pledged as collateral under certain debt.
(N)	Inputs in the valuation of this investment included certain unobservable inputs that were significant to the valuation as a whole.
(O)
Investment denominated in foreign currency. Amortized cost and fair value converted from foreign currency to U.S. dollars. Foreign currency denominated investments are generally hedged for currency exposure.

(P)	Percentages shown for class of equity securities held by TCPC represent percentage of the class owned at September 30, 2023 and do not necessarily represent voting ownership or economic ownership.

CONTROL PERSONS AND PRINCIPAL STOCKHOLDERS OF TCPC
The following table sets forth, as of September 30, 2023, the beneficial ownership information of each current director, including the nominees for director, of TCPC, as well as TCPC’s executive officers, each person known to it to beneficially own 5% or more of the outstanding shares of TCPC Common Stock, and the executive officers and directors as a group. Percentage of beneficial ownership is based on 57,767,264 shares of TCPC Common Stock outstanding as of September 30, 2023.
Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Ownership information for those persons who beneficially own 5% or more of the shares of TCPC Common Stock is based upon filings by such persons with the SEC and other information obtained from such persons, if available.
Unless otherwise indicated, TCPC believes that each beneficial owner set forth in the table below has sole voting and investment power over the shares beneficially owned by such beneficial owner. The directors are divided into two groups — interested director and Independent Directors. The interested director is an “interested person” of TCPC as defined in Section 2(a)(19) of the 1940 Act. The address of all executive officers and directors is c/o BlackRock TCP Capital Corp., 2951 28th Street, Suite 1000, Santa Monica, California 90405.
Name (Company or Companies)	Number of Shares of TCPC Common Stock Owned Beneficially	Percentage of TCPC Common Stock Outstanding	Pro Forma Percentage of TCPC Common Stock Outstanding(2)
Interested Director:
Rajneesh Vig	67,250	*	*
Independent Directors:
Eric J. Draut	52,532	*	*
Karen L. Leets	—	*	*
Andrea L. Petro	6,823	*	*
M. Freddie Reiss	25,000	*	*
Peter E. Schwab	8,500
Executive Officers:
Philip Tseng	9,471	*	*
Erik Cuellar	250	*	*
Charles C.S. Park	—	*	*
All Executive Officers and Directors as a Group(1)	169,826	*	*
5% Holders		*	*
None
*	Represents less than 1%
(1)	Amount only includes Section 16(a) reporting persons of TCPC.
(2)
Pro forma percentage of ownership is based on 82,746,514 shares of TCPC Common Stock expected be outstanding immediately following completion of the Merger based on the number of issued and outstanding shares of TCPC Common Stock and BCIC Common Stock as of September 30, 2023 and the NAV per share of TCPC Common Stock and the NAV per share of BCIC Common Stock on September 30, 2023, and includes the conversion of 72,571,907 shares of BCIC Common Stock, which was the number of shares of BCIC Common Stock outstanding as of September 30, 2023, into 24,979,250 shares of TCPC Common Stock, in accordance with the Merger Agreement.

The following table sets forth, as of December 31, 2022, the dollar range of TCPC’s equity securities that is beneficially owned by each of the current directors of TCPC.
Name (Company or Companies) Interested Director:	Dollar Range of Equity Securities Beneficially Owned(1)(2)
Rajneesh Vig	Over $100,000
Independent Directors:
Eric J. Draut(3)	Over $100,000
Karen L. Leets	None
Andrea L. Petro	$50,001 — $100,000
M. Freddie Reiss(3)	Over $100,000
Peter E. Schwab(3)	Over $100,000
(1)	Beneficial ownership has been determined in accordance with Rule 16a-1(a)(2) of the Exchange Act.
(2)
The dollar range of equity securities beneficially owned is based on the closing price per share for TCPC Common Stock of $12.94 on December 30, 2022 on Nasdaq. The dollar range of equity securities beneficially owned are: none, $1 — $10,000, $10,001 — $50,000, $50,001 — $100,000, or over $100,000.

(3)
Mr. Draut has a capital commitment of $750,000 in Tennenbaum Opportunities Fund VI, LLC (“TOF VI”), and $500,000 in Tennenbaum Special Situations Fund IX, LLC (“Fund IX”), two private investment funds advised by TCP. Mr. Reiss has capital commitments of $250,000 in TOF VI, $250,000 in Fund IX, $250,000 in Tennenbaum Opportunities Fund V, LLC, and $150,000 in Special Value Opportunities Fund, LLC (“SVOF LLC”), two additional private investment funds advised by TCP. Mr. Schwab has a capital commitment of $250,000 in Fund IX.

BUSINESS OF BCIC
The information in “Item 1. Business” in Part I of BCIC’s Annual Report on Form 10-K (File No. 814-00712) for the fiscal year ended December 31, 2022, filed with the SEC on March 1, 2023, is incorporated herein by BCIC.
FINANCIAL HIGHLIGHTS OF BCIC
The information in “Item 8. Note 10 — Financial Highlights” in Part II of BCIC’s Annual Report on Form 10-K (File No. 814-00712) for the fiscal year ended December 31, 2022, filed with the SEC on March 1, 2023, is incorporated herein by reference.
SELECTED FINANCIAL DATA OF BCIC
The information in “Item 8. Consolidated Financial Statements and Supplementary Data” in Part II of BCIC’s Annual Report on Form 10-K (File No. 814-00712) for the fiscal year ended December 31, 2022, filed with the SEC on March 1, 2023, is incorporated herein by reference.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS OF BCIC
The information in “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Part II of BCIC’s Annual Report on Form 10-K (File No. 814-00712) for the fiscal year ended December 31, 2022, filed with the SEC on March 1, 2023, is incorporated herein by reference.

SENIOR SECURITIES OF BCIC
Information about BCIC’s senior securities is shown in the following table as of end of the last ten fiscal years and the period ended December 31, 2022. The “—” indicates information which the SEC expressly does not require to be disclosed for certain types of senior securities.
Class and Year	Total Amount Outstanding (in 000’s)	Asset Coverage per Unit(5)	Involuntary Liquidating Preference Per Unit(6)	Average Market Value Per Unit(7)
Credit Facility(1)
Fiscal Year 2022	$ 162,000	$ 2,246	$ —	N/A
Fiscal Year 2021	$54,000	$2,758	$ —	N/A
Fiscal Year 2020	$38,800	$2,706	$ —	N/A
Fiscal Year 2019	$174,400	$2,352	$ —	N/A
Fiscal Year 2018	$49,000	$3,542	$ —	N/A
Fiscal Year 2017	$16,000	$3,655	$ —	N/A
Fiscal Year 2016	$190,000	$2,754	$ —	N/A
Fiscal Year 2015	$60,000	$3,023	$ —	N/A
Fiscal Year 2014	$144,000	$2,713	$ —	N/A
Fiscal Year 2013	$179,000	$2,460	$ —	N/A
Unsecured Senior Notes Due 2025(1)
Fiscal Year 2022	$92,000	$2,246	$ —	N/A
Convertible Notes Due 2022(1)
Fiscal Year 2022	N/A	N/A	$ —	N/A
Fiscal Year 2021	$143,750	$2,758	$ —	N/A
Fiscal Year 2020	$143,750	$2,706	$ —	N/A
Fiscal Year 2019	$143,750	$2,352	$ —	N/A
Fiscal Year 2018	$143,750	$3,542	$ —	N/A
Fiscal Year 2017	$143,750	$3,665	$ —	N/A
Convertible Notes Due 2018(2)
Fiscal Year 2022	N/A	N/A	$ —	N/A
Fiscal Year 2021	N/A	N/A	$ —	N/A
Fiscal Year 2020	N/A	N/A	$ —	N/A
Fiscal Year 2019	N/A	N/A	$ —	N/A
Fiscal Year 2018	N/A	N/A	$ —	N/A
Fiscal Year 2017	$55,041	$3,665	$ —	N/A
Fiscal Year 2016	$115,000	$2,754	$ —	N/A
Fiscal Year 2015	$115,000	$3,023	$ —	N/A
Fiscal Year 2014	$115,000	$2,713	$ —	N/A
Fiscal Year 2013	$115,000	$2,460	$ —	N/A
Senior Secured Notes(3)
Fiscal Year 2022	N/A	N/A	$ —	N/A
Fiscal Year 2021	N/A	N/A	$ —	N/A
Fiscal Year 2020	N/A	N/A	$ —	N/A
Fiscal Year 2019	N/A	N/A	$ —	N/A
Fiscal Year 2018	N/A	N/A	$ —	N/A
Fiscal Year 2017	N/A	N/A	$ —	N/A
Fiscal Year 2016	$17,000	$2,754	$ —	N/A
Fiscal Year 2015	$175,000	$3,023	$ —	N/A
Fiscal Year 2014	$175,000	$2,713	$ —	N/A
Fiscal Year 2013	$175,000	$2,460	$ —	N/A
Term Loan(4)
Fiscal Year 2022	N/A	N/A	$ —	N/A
Fiscal Year 2021	N/A	N/A	$ —	N/A

Class and Year	Total Amount Outstanding (in 000’s)	Asset Coverage per Unit(5)	Involuntary Liquidating Preference Per Unit(6)	Average Market Value Per Unit(7)
Fiscal Year 2020	N/A	N/A	$ —	N/A
Fiscal Year 2019	N/A	N/A	$ —	N/A
Fiscal Year 2018	N/A	N/A	$ —	N/A
Fiscal Year 2017	N/A	N/A	$ —	N/A
Fiscal Year 2016	$15,000	$2,754	$ —	N/A
Fiscal Year 2015	$15,000	$3,023	$ —	N/A
Fiscal Year 2014	$15,000	$2,713	$ —	N/A
Fiscal Year 2013	$ 10,000	$ 2,460	$ —	N/A
(1)
For further information on BCIC’s Credit Facility, Unsecured Senior Notes Due 2025 and Convertible Notes Due 2022 (prior to their maturity), refer to the information in “Item 8. Note 4 — Debt” in Part II of BCIC’s Annual Report on Form 10-K (File No. 814-00712) for the fiscal year ended December 31, 2022, filed with the SEC on March 1, 2023.

(2)
On February 19, 2013, BCIC closed a private offering of $100.0 million in aggregate principal amount of 5.50% unsecured convertible senior notes due 2018 (the “Convertible Notes”). The initial purchasers of the Convertible Notes fully exercised their overallotment option and purchased an additional $15.0 million in aggregate principal amount of the Convertible Notes. The closing of the overallotment option took place on March 4, 2013. With the exercise of the overallotment option, a total of $115.0 million in aggregate principal amount of the Convertible Notes was sold. Net proceeds to BCIC from the offering, including the exercise of the overallotment option, were approximately $111.3 million. The Convertible Notes were only offered to qualified institutional buyers as defined in the Securities Act pursuant to Rule 144A under the Securities Act. The Convertible Notes were unsecured and bore interest at a rate of 5.50% per year, payable semi-annually in arrears. In certain circumstances and during certain periods, the Convertible Notes were convertible into cash, shares of BCIC’s common stock or a combination of cash and shares of BCIC’s common stock, at BCIC’s election, at an initial conversion rate of 86.0585 shares of common stock per $1,000 principal amount of the Convertible Notes, which is equivalent to an initial conversion price of approximately $11.62 per share of BCIC’s common stock, subject to defined anti-dilution adjustments. BCIC did not have the right to redeem the Convertible Notes prior to maturity. On September 27, 2017, BCIC purchased $60.0 million in aggregate principal amount of its existing $115.0 million Convertible Notes pursuant to a cash tender offer at a purchase price equal to $1,015 per $1,000 principal amount of notes purchased, plus accrued and unpaid interest, using borrowings under the Credit Facility and cash on hand. All Convertible Notes purchased in the tender offer were retired, cancelled, and no longer outstanding under the indenture. The aggregate purchase price of the Convertible Notes was $60.9 million, plus approximately $0.1 million of reacquisition costs, for a total reacquisition price of $61.0 million, excluding $0.4 million of interest expense. The net carrying amount of the Convertible Notes purchased in the tender offer at the time of purchase was $59.8 million, net of unamortized debt issuance costs and unamortized discount. As such, in accordance with ASC 470-50, Debt – Modifications and Extinguishments, the difference between the reacquisition price and the net carrying amount of the Convertible Notes was recorded as a $1.3 million loss on extinguishment of debt. On February 15, 2018, the remaining Convertible Notes of $55.0 million matured and BCIC paid the principal and interest in cash.

(3)
On January 18, 2011, BCIC closed a private placement issuance of $158.0 million in aggregate principal amount of five-year, senior secured notes with a fixed interest rate of 6.50% and a maturity date of January 18, 2016, and $17.0 million in aggregate principal amount of seven-year, senior secured notes with a fixed interest rate of 6.60% and a maturity date of January 18, 2018. The $158.0 million five-year, senior secured notes matured on January 18, 2016 and were repaid using proceeds from BCIC’s Credit Facility. On April 17, 2017, BCIC redeemed the $17.0 million aggregate principal amount of 6.60% senior secured notes due 2018, using proceeds from the Credit Facility. The notes were prepaid at 100% of the principal amount, plus accrued and unpaid interest through the prepayment date, as well as $0.7 million make-whole premium.

(4)
On June 7, 2013, BCIC entered into a Senior Secured Term Loan Credit Agreement (as amended, amended and restated, supplemented or otherwise modified from time to time, the “Term Loan”) which had an original principal amount of $10.0 million and an initial interest rate applicable to borrowings of generally LIBOR plus an applicable margin of 3.75%. Under its most recent amendment, the Term Loan had a principal amount of $15.0 million and a stated maturity date of March 27, 2019. The interest rate applicable to borrowings thereunder was generally LIBOR plus an applicable margin of 3.25%. On June 22, 2017, the Term Loan was repaid.

(5)
The asset coverage ratio for senior securities representing indebtedness is calculated as our consolidated total assets, less all consolidated liabilities and indebtedness not represented by senior securities, divided by senior securities representing indebtedness. This asset coverage ratio is multiplied by $1,000 to determine the Asset Coverage Per Unit.

(6)	The amount to which such class of senior security would be entitled upon the involuntary liquidation of the issuer in preference to any security junior to it.
(7)	Not applicable, as senior securities are not registered for public trading.

PORTFOLIO COMPANIES OF BCIC
The following table sets forth certain information as of September 30, 2023 for each portfolio company in which BCIC had a debt or equity investment. BCIC’s only formal relationships with its portfolio companies are the managerial assistance ancillary to BCIC’s investments and the board observation or participation rights BCIC may receive. For example, certain of BCIC’s officers may serve as members of the boards of certain of its portfolio companies.
Issuer(N/P)	Address	Instrument	Ref(E)	Floor	Spread	Total Coupon	Maturity	Principal	Cost(A)	Fair Value(B)	Percentage of Class Held(U)	Notes
Debt Investments
Automobiles
ALCV Purchaser, Inc. (AutoLenders)	305 W Lincoln Hwy, Exton, PA 19341	First Lien Term Loan	SOFR(M)	1.00%	6.75%	12.18%	4/15/2026	$2,117,008	$2,097,532	$2,061,966	—
ALCV Purchaser, Inc. (AutoLenders)	305 W Lincoln Hwy, Exton, PA 19341	First Lien Revolver	SOFR(M)/(Q)	1.00%	6.75%	12.22%	4/15/2026	$233,430	231,657	227,361	—
									2,329,189	2,289,327
Building Products
Porcelain Acquisition Corporation (Paramount)	18000 NE 5th Avenue, Miami, FL 33162	First Lien Term Loan	SOFR(Q)	1.00%	5.75%	11.49%	4/30/2027	$2,493,328	2,460,515	2,398,582	—

Capital Markets
Pico Quantitative Trading, LLC	32 Old Slip, 16th Floor, New York, NY 10005	First Lien Term Loan (1.0% Exit Fee)	SOFR(Q)	1.50%	7.25%	12.92%	2/7/2025	$500,000	492,978	504,500	—
Pico Quantitative Trading, LLC	32 Old Slip, 16th Floor, New York, NY 10005	First Lien Incremental Term Loan	SOFR(Q)	1.50%	7.25%	12.88%	2/7/2025	$560,228	546,699	560,228	—
									1,039,677	1,064,728
Commercial Services & Supplies
Kellermeyer Bergensons Services, LLC	3605 Ocean Ranch Blvd., Suite 200, Oceanside, CA 92056	First Lien Term Loan	SOFR(Q)	1.00%	6.00%	11.52%	11/7/2026	$1,572,712	1,566,729	1,487,786	—
Kellermeyer Bergensons Services, LLC	3605 Ocean Ranch Blvd., Suite 200, Oceanside, CA 92056	First Lien Delayed Draw Term Loan A	SOFR(Q)	1.00%	6.00%	11.52%	11/7/2026	$346,012	344,606	327,328	—
Kellermeyer Bergensons Services, LLC	3605 Ocean Ranch Blvd., Suite 200, Oceanside, CA 92056	First Lien Delayed Draw Term Loan B	SOFR(Q)	1.00%	6.00%	11.52%	11/7/2026	$479,275	477,352	453,394	—
Modigent, LLC (fka Pueblo Mechanical and Controls, LLC)	3930 E. Watkins St., Suite 300, Phoenix, AZ 85034	First Lien Term Loan	SOFR(Q)	0.75%	6.00%	11.38%	8/23/2028	$1,355,927	1,327,660	1,334,097	—
Modigent, LLC (fka Pueblo Mechanical and Controls, LLC)	3930 E. Watkins St., Suite 300, Phoenix, AZ 85034	First Lien Delayed Draw Term Loan	SOFR(Q)	0.75%	6.00%	11.39%	8/23/2028	$742,053	695,262	690,668	—	M
Modigent, LLC (fka Pueblo Mechanical and Controls, LLC)	3930 E. Watkins St., Suite 300, Phoenix, AZ 85034	First Lien Revolver	PRIME	0.75%	5.00%	13.50%	8/23/2027	$149,047	138,990	141,938	—	M
Thermostat Purchaser III, Inc. (Reedy Industries)	2440 Ravine Way, Suite 200, Glenview, IL 60025	Second Lien Term Loan	SOFR(Q)	0.75%	7.25%	12.82%	8/31/2029	$2,615,252	2,583,427	2,481,874	—
									7,134,026	6,917,085
Construction & Engineering
CSG Buyer, Inc. (Core States)	201 South Maple Avenue, Suite 300, Ambler, PA 19002	First Lien Term Loan	SOFR(Q)	1.00%	6.00%	11.65%	3/31/2028	$3,250,358	3,185,351	3,113,843	—
CSG Buyer, Inc. (Core States)	201 South Maple Avenue, Suite 300, Ambler, PA 19002	First Lien Delayed Draw Term Loan	SOFR(Q)	1.00%	6.00%	11.65%	3/31/2028	$—	(10,731)	(45,071)	—	M
CSG Buyer, Inc. (Core States)	201 South Maple Avenue, Suite 300, Ambler, PA 19002	First Lien Revolver	SOFR(Q)	1.00%	6.00%	11.65%	3/31/2028	$—	(10,731)	(22,536)	—	M
Geo Parent Corporation	4475 E 74Th Ave, Suite 100, Commerce City, CO 80022	First Lien Term Loan	SOFR(S)	—	5.25%	10.80%	12/19/2025	$737,161	725,266	718,732	—
Homerenew Buyer, Inc. (Project Dream)	101 Huntington Avenue, Boston, MA 02199	First Lien Term Loan	SOFR(Q)	1.00%	6.50%	12.02%	11/23/2027	$3,538,800	3,465,763	3,425,559	—
Homerenew Buyer, Inc. (Project Dream)	101 Huntington Avenue, Boston, MA 02199	First Lien Delayed Draw Term Loan	SOFR(Q)	1.00%	6.50%	12.02%	11/23/2027	$4,945,106	4,872,601	4,786,863	—
Homerenew Buyer, Inc. (Project Dream)	101 Huntington Avenue, Boston, MA 02199	First Lien Revolver	SOFR(Q)	1.00%	6.50%	12.00%	11/23/2027	$963,053	949,737	924,531	—	M
LJ Avalon Holdings, LLC (Ardurra)	4921 Memorial Highway, Suite 300, Tampa, FL 33634	First Lien Term Loan	SOFR(Q)	1.00%	6.50%	11.77%	2/1/2030	$1,742,930	1,694,723	1,715,043	—
LJ Avalon Holdings, LLC (Ardurra)	4921 Memorial Highway, Suite 300, Tampa, FL 33634	First Lien Delayed Draw Term Loan	SOFR(Q)	1.00%	6.50%	11.79%	2/1/2030	$100,604	89,453	89,241	—	M

Issuer(N/P)	Address	Instrument	Ref(E)	Floor	Spread	Total Coupon	Maturity	Principal	Cost(A)	Fair Value(B)	Percentage of Class Held(U)	Notes
LJ Avalon Holdings, LLC (Ardurra)	4921 Memorial Highway, Suite 300, Tampa, FL 33634	First Lien Revolver	SOFR(Q)	1.00%	6.50%	11.77%	2/1/2029	$—	$(7,586)	$(4,545)	—	M
Vortex Companies, LLC	18150 Imperial Valley Dr, Houston, TX 77060	First Lien Term Loan	SOFR(M)	1.00%	6.00%	11.32%	9/4/2029	$332,031	324,670	324,561	—
Vortex Companies, LLC	18150 Imperial Valley Dr, Houston, TX 77060	First Lien Delayed Draw Term Loan	SOFR(M)	1.00%	6.00%	11.32%	9/4/2029	$77,149	74,764	72,314	—	M
Vortex Companies, LLC	18150 Imperial Valley Dr, Houston, TX 77060	First Lien Revolver	SOFR(M)/PRIME	1.00%	6.00%	11.73%	9/4/2029	$9,578	7,843	7,820	—	M/T
									15,361,123	15,106,355
Consumer Finance
Freedom Financial Network Funding, LLC	1875 S Grant St., Ste 400, San Mateo CA 94402	First Lien Term Loan	SOFR(S)	1.00%	9.00%	14.54%	9/21/2027	$5,193,335	5,081,031	4,985,601	—
Freedom Financial Network Funding, LLC	1875 S Grant St., Ste 400, San Mateo CA 94402	First Lien Delayed Draw Term Loan	SOFR(S)	1.00%	9.00%	14.20%	9/21/2027	$1,731,112	1,692,686	1,661,867	—
Lucky US BuyerCo LLC (Global Payments)	399 Boylston Street, 13th Floor, Boston, MA 02116	First Lien Term Loan	SOFR(M)	1.00%	7.50%	12.82%	3/30/2029	$2,165,207	2,103,868	2,126,017	—
Lucky US BuyerCo LLC (Global Payments)	399 Boylston Street, 13th Floor, Boston, MA 02116	First Lien Revolver	SOFR(M)	1.00%	7.50%	12.82%	3/30/2029	$—	(7,677)	(5,030)	—	M
Money Transfer Acquisition Inc.	9800 Center Parkway, Suite 700, Houston, TX 77036	First Lien Term Loan	SOFR(M)	1.00%	8.25%	13.67%	12/14/2027	$2,545,630	2,499,554	2,499,809	—
									11,369,462	11,268,264
Containers & Packaging
BW Holding, Inc. (Brook & Whittle)	20 Carter Drive, Guilford, CT 06437	Second Lien Term Loan	SOFR(Q)	0.75%	7.50%	13.07%	12/14/2029	$4,559,359	4,471,651	4,053,270	—
PVHC Holding Corp.	5711 Old Buncombe Road, Greenville, SC 29609	First Lien Term Loan	SOFR(Q)	2.50%	5.50% Cash + 0.75% PIK	11.79%	2/17/2027	$5,052,806	4,781,894	5,078,070	—	D
									9,253,545	9,131,340
Distributors
Colony Display LLC	2500 Galvin Drive, Elgin, IL 60123	First Lien Term Loan (15% Exit Fee)	SOFR(Q)	1.00%	6.50% Cash + 3.00% PIK	15.15%	6/30/2026	$2,357,302	2,329,676	2,149,859	—	D

Diversified Consumer Services
Fusion Holding Corp. (Finalsite)	655 Winding Brook Dr, Glastonbury, CT 06033	First Lien Term Loan	SOFR(Q)/(S)	0.75%	6.25%	11.64%	9/14/2029	$3,176,917	3,114,885	3,130,216	—
Fusion Holding Corp. (Finalsite)	655 Winding Brook Dr, Glastonbury, CT 06033	First Lien Revolver	SOFR(Q)	0.75%	6.25%	11.64%	9/15/2027	$—	(4,663)	(3,815)	—	M
Razor Group GmbH (Germany)	Prinzessinnenstr. 19-20, 10969 Berlin, Germany	First Lien Delayed Draw Term Loan	SOFR(M)	2.00%	5.00% Cash + 5.00% PIK	15.47%	4/30/2025	$13,522,008	13,555,288	13,028,357	—	D/H/J/M
Razor Group GmbH (Germany)	Prinzessinnenstr. 19-20, 10969 Berlin, Germany	First Lien Sr Secured Convertible Term Loan	Fixed	—	3.50% Cash + 3.50% PIK	7.00%	4/30/2025	$1,681,711	1,681,711	1,688,438	—	D/H/J
SellerX Germany GmbH (Germany)	Jägerstraße 41, 10117 Berlin, Germany	First Lien Term Loan Tranche A1	SOFR(Q)	2.00%	4.50% Cash + 4.50% PIK	14.39%	5/23/2026	$6,517,167	6,476,168	6,517,167	—	D/H/J
SellerX Germany GmbH (Germany)	Jägerstraße 41, 10117 Berlin, Germany	First Lien Term Loan Tranche A2	SOFR(Q)	2.00%	4.50% Cash + 4.50% PIK	14.39%	5/23/2026	$7,816,043	7,772,810	7,816,043	—	D/H/J
SellerX Germany GmbH (Germany)	Jägerstraße 41, 10117 Berlin, Germany	First Lien Delayed Draw Term Loan B	SOFR(Q)	2.00%	4.50% Cash + 4.50% PIK	14.39%	5/23/2026	$—	—	—	—	D/H/J
Thras.io, LLC	85 West St, Suite 4, Walpole, MA 02081	First Lien Term Loan	SOFR(Q)	1.00%	7.00%	12.65%	12/18/2026	$7,245,988	7,168,955	5,168,780	—	O
Thras.io, LLC	85 West St, Suite 4, Walpole, MA 02081	First Lien Delayed Draw Term Loan	SOFR(Q)	1.00%	7.00%	12.65%	12/18/2026	$3,037,178	2,991,764	2,166,510	—	O
Whele LLC (Perch)	667 Boylston Street, 3rd Floor, Boston, MA 02116	First Lien Incremental Term Loan	SOFR(M)	1.00%	11.50% PIK	16.95%	10/15/2025	$6,531,157	6,554,441	5,002,866	—	D/Q
									49,311,359	44,514,562
Diversified Financial Services
2-10 Holdco, Inc.	13900 E Harvard Avenue, Aurora, CO 80014	First Lien Term Loan	SOFR(M)	0.75%	6.00%	11.42%	3/26/2026	$6,438,127	6,371,574	6,307,433	—
2-10 Holdco, Inc.	13900 E Harvard Avenue, Aurora, CO 80014	First Lien Revolver	SOFR(M)	0.75%	6.00%	11.42%	3/26/2026	$—	(2,400)	(4,877)	—	M
Accordion Partners LLC	1 Vanderbilt Ave, Floor 24, New York, NY 10017	First Lien Term Loan	SOFR(Q)	0.75%	6.25%	11.64%	8/29/2029	$4,786,806	4,693,069	4,825,100	—
Accordion Partners LLC	1 Vanderbilt Ave, Floor 24, New York, NY 10017	First Lien Delayed Draw Term Loan A	SOFR(Q)	0.75%	6.50%	11.89%	8/29/2029	$383,423	380,387	387,257	—

Issuer(N/P)	Address	Instrument	Ref(E)	Floor	Spread	Total Coupon	Maturity	Principal	Cost(A)	Fair Value(B)	Percentage of Class Held(U)	Notes
Accordion Partners LLC	1 Vanderbilt Ave, Floor 24, New York, NY 10017	First Lien Delayed Draw Term Loan B	SOFR(Q)	0.75%	6.25%	11.62%	8/29/2029	$584,733	$566,838	$589,410	—
Accordion Partners LLC	1 Vanderbilt Ave, Floor 24, New York, NY 10017	First Lien Revolver	SOFR(Q)	0.75%	6.25%	11.64%	8/31/2028	$—	(7,847)	—	—	M
Callodine Commercial Finance, LLC	2 International Place, Suite 1830, Boston, MA 02110	First Lien Term Loan	SOFR(Q)	1.00%	9.00%	14.65%	11/3/2025	$25,000,000	25,000,000	24,925,000	—
Callodine Commercial Finance, LLC	2 International Place, Suite 1830, Boston, MA 02110	Subordinated Debt	SOFR(M)	0.25%	8.50%	14.06%	10/8/2027	$5,000,000	5,000,000	4,980,000	—	R
GC Champion Acquisition LLC (Numerix)	99 Park Avenue, 5th FL, New York, NY 10016	First Lien Term Loan	SOFR(S)	1.00%	6.75%	11.28%	8/21/2028	$7,122,636	7,002,637	6,980,896	—
GC Champion Acquisition LLC (Numerix)	99 Park Avenue, 5th FL, New York, NY 10016	First Lien Delayed Draw Term Loan	SOFR(S)	1.00%	6.75%	11.28%	8/21/2028	$1,978,510	1,943,176	1,939,138	—
Gordon Brothers Finance Company	2 International Place, Suite 1830, Boston, MA 02110	Unsecured Debt	LIBOR(M)	1.00%	11.00%	18.43%	10/31/2021	$37,183,232	37,183,232	15,051,000	—	G/Q/S
Libra Solutions Intermediate Holdco, LLC et al (fka Oasis Financial, LLC)	9525 W Bryn Mawr Avenue #900, Rosemont, IL 60018	Second Lien Term Loan	SOFR(M)	1.00%	8.50%	13.94%	7/5/2026	$5,000,000	4,941,725	4,900,000	—
Wealth Enhancement Group, LLC	505 North Highway 169, Suite 900, Plymouth, MN 55441	First Lien Delayed Draw Term Loan	SOFR(Q)/(S)	1.00%	6.25%	10.77%	10/4/2027	$5,175,677	5,152,950	5,080,452	—	M
Wealth Enhancement Group, LLC	505 North Highway 169, Suite 900, Plymouth, MN 55441	First Lien Revolver	SOFR(Q)	1.00%	6.25%	10.77%	10/4/2027	$—	(1,558)	(5,405)	—	M
Worldremit Group Limited (United Kingdom)	62 Buckingham Gate, London SW1E 6AJ, United Kingdom	First Lien Term Loan (3.0% Exit Fee)	SOFR(M)/(Q)	1.00%	9.25%	14.79%	2/11/2025	$11,300,000	11,208,855	10,994,900	—	H/J
									109,432,638	86,950,304
Health Care Providers & Services
INH Buyer, Inc. (IMS Health)	6675 Westwood Boulevard Suite 475 Orlando, FL 32821	First Lien Term Loan (1.5% Exit Fee)	SOFR(Q)	1.00%	3.50% Cash + 3.50% PIK	12.49%	6/28/2028	$2,754,986	2,712,784	2,275,619	—	D
Opco Borrower, LLC (Giving Home Health Care)	835 W 6th Street, Suite 1450, Austin, TX 78703	First Lien Term Loan	SOFR(Q)	1.00%	6.50%	11.99%	8/19/2027	$324,805	322,183	326,916	—
Opco Borrower, LLC (Giving Home Health Care)	835 W 6th Street, Suite 1450, Austin, TX 78703	First Lien Revolver	SOFR(Q)	1.00%	6.50%	11.99%	8/19/2027	$—	(245)	—	—	M
Outcomes Group Holdings, Inc.	1277 Treat Blvd, Suite 800, Walnut Creek, CA 94597	Second Lien Term Loan	SOFR(Q)	—	7.50%	13.02%	10/26/2026	$5,769,231	5,764,532	5,278,846	—	O
Outcomes Group Holdings, Inc.	1277 Treat Blvd, Suite 800, Walnut Creek, CA 94597	Second Lien Term Loan	SOFR(Q)	0.50%	7.50%	13.02%	10/26/2026	$3,538,462	3,500,036	3,290,769	—
PHC Buyer, LLC (Patriot Home Care)	5700 N. Broad Street, 3rd Floor, Philadelphia, PA 190006	First Lien Term Loan	SOFR(Q)	0.75%	6.00%	11.50%	5/4/2028	$3,770,105	3,709,702	3,696,588	—
PHC Buyer, LLC (Patriot Home Care)	5700 N. Broad Street, 3rd Floor, Philadelphia, PA 190006	First Lien Delayed Draw Term Loan	SOFR(Q)	0.75%	6.00%	11.50%	5/4/2028	$—	(7,773)	(28,361)	—	M
Team Services Group, LLC	3131 Camino del Rio North, Suite 650, San Diego, CA 92108	Second Lien Term Loan	SOFR(Q)	1.00%	9.00%	14.88%	11/13/2028	$6,554,543	6,408,746	5,899,088	—
									22,409,965	20,739,465
Health Care Technology
Appriss Health, LLC (PatientPing)	9901 Linn Station Road, Suite 500, Louisville, KY 40223	First Lien Term Loan	SOFR(Q)	1.00%	7.25%	12.23%	5/6/2027	$2,854,330	2,818,515	2,794,389	—
Appriss Health, LLC (PatientPing)	9901 Linn Station Road, Suite 500, Louisville, KY 40223	First Lien Revolver	SOFR(Q)	1.00%	7.25%	12.23%	5/6/2027	$—	(2,309)	(4,026)	—	M
CareATC, Inc.	4500 S 129th E Avenue, Suite 191, Tulsa, OK 74134	First Lien Term Loan	SOFR(Q)	1.00%	7.75%	13.26%	3/14/2026	$7,664,445	7,588,662	7,526,484	—
CareATC, Inc.	4500 S 129th E Avenue, Suite 191, Tulsa, OK 74134	First Lien Revolver	SOFR(Q)	1.00%	7.75%	13.26%	3/14/2026	$—	(2,804)	(6,085)	—	M
ESO Solutions, Inc.	11500 Alterra Pkwy #100, Austin, TX 78758	First Lien Term Loan	SOFR(Q)	1.00%	7.00%	12.40%	5/3/2027	$8,380,593	8,261,472	8,104,033	—
ESO Solutions, Inc.	11500 Alterra Pkwy #100, Austin, TX 78758	First Lien Revolver	SOFR(Q)	1.00%	7.00%	12.33%	5/3/2027	$369,758	362,191	349,422	—	M
Gainwell Acquisition Corp.	1775 Tysons Blvd., Suite 900, Tysons, VA 22102	Second Lien Term Loan	SOFR(Q)	1.00%	8.00%	13.37%	10/2/2028	$2,016,737	2,009,233	1,974,386	—

Issuer(N/P)	Address	Instrument	Ref(E)	Floor	Spread	Total Coupon	Maturity	Principal	Cost(A)	Fair Value(B)	Percentage of Class Held(U)	Notes
Sandata Technologies, LLC	26 Harbor Park Drive, Port Washington, NY 11050	First Lien Term Loan	SOFR(Q)	1.00%	6.00%	11.54%	7/23/2024	$4,500,000	$4,488,465	$4,473,000	—
Sandata Technologies, LLC	26 Harbor Park Drive, Port Washington, NY 11050	First Lien Delayed Draw Term Loan	SOFR(Q)	1.00%	6.00%	11.55%	7/23/2024	$191,298	187,734	191,298	—
Sandata Technologies, LLC	26 Harbor Park Drive, Port Washington, NY 11050	First Lien Revolver	SOFR(Q)	—	6.00%	11.53%	7/23/2024	$266,667	265,293	263,667	—	M
									25,976,452	25,666,568
Hotels, Restaurants & Leisure
OCM Luxembourg Baccarat Bidco S.À R.L. (Interblock) (Slovenia)	Gorenjska cesta 23, 1234 Mengeš, Slovenia	First Lien Term Loan	SOFR(Q)	0.75%	6.25%	11.15%	6/3/2027	$5,195,124	5,113,832	5,117,197	—	H/J
OCM Luxembourg Baccarat Bidco S.À R.L. (Interblock) (Slovenia)	Gorenjska cesta 23, 1234 Mengeš, Slovenia	First Lien Revolver	SOFR(M)	0.75%	6.25%	11.08%	6/3/2027	$314,856	308,597	308,559	—	H/J/M
Showtime Acquisition, L.L.C. (World Choice)	3849 Parkway, Pigeon Forge, TN 37868	First Lien Term Loan	SOFR(Q)	1.00%	7.50%	12.97%	8/7/2028	$6,094,086	5,926,717	5,982,564	—
Showtime Acquisition, L.L.C. (World Choice)	3849 Parkway, Pigeon Forge, TN 37868	First Lien Delayed Draw Term Loan	SOFR(Q)	1.00%	7.50%	12.97%	8/7/2028	$—	(4,627)	(6,389)	—	M
Showtime Acquisition, L.L.C. (World Choice)	3849 Parkway, Pigeon Forge, TN 37868	First Lien Revolver	SOFR(Q)	1.00%	7.50%	12.97%	8/7/2028	$—	(11,574)	(7,986)	—	M
									11,332,945	11,393,945
Insurance
AmeriLife Holdings, LLC	2650 McCormick Dr, Clearwater, FL 33759	First Lien Term Loan	SOFR(S)	0.75%	5.75%	11.08%	8/31/2029	$4,090,838	4,018,834	4,049,930	—
AmeriLife Holdings, LLC	2650 McCormick Dr, Clearwater, FL 33759	First Lien Delayed Draw Term Loan	SOFR(S)	0.75%	5.75%	10.62%	8/31/2029	$681,807	666,765	671,554	—	M
AmeriLife Holdings, LLC	2650 McCormick Dr, Clearwater, FL 33759	First Lien Revolver	SOFR(S)	0.75%	5.75%	10.99%	8/31/2028	$85,870	77,366	80,718	—	M
Integrity Marketing Acquisition, LLC	1445 Ross Avenue, 40th Floor, Dallas, TX 75202	First Lien Incremental Term Loan	SOFR(Q)	0.75%	6.50%	11.92%	8/27/2026	$5,129,060	5,054,737	5,129,060	—
Integrity Marketing Acquisition, LLC	1445 Ross Avenue, 40th Floor, Dallas, TX 75202	First Lien Incremental Revolver	SOFR(Q)	1.00%	6.50%	11.92%	8/27/2026	$—	(293,684)	—	—	M
IT Parent, LLC (Insurance Technologies)	2 South Cascade Avenue, Suite 200, Colorado Springs, CO 80903	First Lien Term Loan	SOFR(M)	1.00%	6.25%	11.67%	10/1/2026	$1,918,852	1,897,365	1,778,776	—
IT Parent, LLC (Insurance Technologies)	2 South Cascade Avenue, Suite 200, Colorado Springs, CO 80903	First Lien Revolver	SOFR(M)	1.00%	6.25%	11.82%	10/1/2026	$225,000	222,241	206,750	—	M
Peter C. Foy & Associates Insurance Services, LLC (PCF Insurance)	2500 W. Executive Parkway, Suite 200, Lehi, UT, 84043	First Lien Term Loan	SOFR(M)	0.75%	6.00%	11.43%	11/1/2028	$845,954	835,732	837,494	—
Peter C. Foy & Associates Insurance Services, LLC (PCF Insurance)	2500 W. Executive Parkway, Suite 200, Lehi, UT, 84043	First Lien Delayed Draw Term Loan	SOFR(M)	0.75%	6.00%	11.43%	11/1/2028	$2,116,885	2,093,477	2,095,716	—
									14,572,833	14,849,998
Internet & Catalog Retail
CommerceHub, Inc.	800 Troy-Schenectady Road, Suite 100, Latham, NY 12110	First Lien Term Loan	SOFR(Q)	0.75%	6.25%	11.77%	12/29/2027	$2,209,022	2,075,744	2,058,809	—
Syndigo, LLC	141 W. Jackson Blvd, Ste 1220, Chicago, IL 60604	Second Lien Term Loan	SOFR(Q)	0.75%	8.00%	13.67%	12/14/2028	$4,673,472	4,621,489	4,065,921	—
									6,697,233	6,124,730
Internet Software & Services
Anaconda, Inc.	1108 Lavaca Street, Suite 110-645, Austin, TX 78701	First Lien Term Loan	SOFR(Q)	1.00%	7.50%	12.92%	8/22/2027	$1,938,957	1,922,288	1,904,055	—
Astra Acquisition Corp. (Anthology)	1111 19th St NW, Washington, DC 20036	Second Lien Term Loan	SOFR(Q)	0.75%	8.88%	14.53%	10/25/2029	$7,164,842	7,048,002	5,115,697	—
Bynder Bidco B.V. (Netherlands)	Max Euweplein 46, 1017 MB Amsterdam, Netherlands	First Lien Term Loan B	SOFR(Q)	1.00%	7.25%	12.60%	1/26/2029	$4,653,609	4,526,593	4,572,637	—	H/J
Bynder Bidco B.V. (Netherlands)	Max Euweplein 46, 1017 MB Amsterdam, Netherlands	First Lien Revolver B	SOFR(Q)	1.00%	7.25%	12.60%	1/26/2029	$—	(10,056)	(6,567)	—	H/J/M
Bynder Bidco, Inc. (Netherlands)	Max Euweplein 46, 1017 MB Amsterdam, Netherlands	First Lien Term Loan A	SOFR(Q)	1.00%	7.25%	12.60%	1/26/2029	$1,283,754	1,248,715	1,261,417	—	H/J
Bynder Bidco, Inc. (Netherlands)	Max Euweplein 46, 1017 MB Amsterdam, Netherlands	First Lien Revolver A	SOFR(Q)	1.00%	7.25%	12.60%	1/26/2029	$—	(2,770)	(1,809)	—	H/J/M

Issuer(N/P)	Address	Instrument	Ref(E)	Floor	Spread	Total Coupon	Maturity	Principal	Cost(A)	Fair Value(B)	Percentage of Class Held(U)	Notes
e-Discovery Acquireco, LLC (Reveal)	145 S Wells St, Ste 600, Chicago, IL 60606	First Lien Term Loan	SOFR(Q)	1.00%	6.50%	11.90%	8/29/2029	$4,583,333	$4,469,560	$4,468,750	—
e-Discovery Acquireco, LLC (Reveal)	145 S Wells St, Ste 600, Chicago, IL 60606	First Lien Revolver	SOFR(Q)	1.00%	6.50%	11.90%	8/29/2029	$—	(10,262)	(10,417)	—	M
Gympass US, LLC	18 W 18th St, New York, NY 10011	First Lien Term Loan	SOFR(M)	1.00%	4.00% Cash + 4.00% PIK	13.45%	7/8/2027	$1,982,895	1,967,813	1,972,981	—	D
InMoment, Inc.	10355 South Jordan Gateway, Suite 600, South Jordan, UT 84095	First Lien Term Loan	SOFR(S)	0.75%	5.00% Cash + 2.50% PIK	12.34%	6/8/2028	$11,679,124	11,488,160	11,335,758	—	D
Magenta Buyer, LLC (McAfee)	6220 America Ctr Dr, San Jose, CA, 95002	First Lien Incremental Term Loan	Fixed	—	12.00%	12.00%	7/27/2028	$1,300,366	1,190,454	1,046,794	—	O
Magenta Buyer, LLC (McAfee)	6220 America Ctr Dr, San Jose, CA, 95002	Second Lien Term Loan	SOFR(Q)	0.75%	8.25%	13.88%	7/27/2029	$7,000,000	6,918,548	3,220,000	—	O
Oranje Holdco, Inc. (KnowBe4)	33 N. Garden Ave. Clearwater, FL 33755	First Lien Term Loan	SOFR(Q)	1.00%	7.75%	13.12%	2/1/2029	$3,336,406	3,259,275	3,333,070	—
Oranje Holdco, Inc. (KnowBe4)	33 N. Garden Ave. Clearwater, FL 33755	First Lien Revolver	SOFR(Q)	1.00%	7.75%	13.12%	2/1/2029	$—	(9,278)	(417)	—	M
Persado, Inc.	11 East 26th St, New York, NY 10010	First Lien Term Loan (6.575% Exit Fee)	SOFR(M)	1.80%	7.50%	12.83%	6/10/2027	$4,956,117	4,902,068	4,539,804	—
Persado, Inc.	11 East 26th St, New York, NY 10010	First Lien Delayed Draw Term Loan (6.575% Exit Fee)	SOFR(M)	1.80%	7.50%	12.83%	6/10/2027	$1,328,125	1,321,461	1,216,563	—
Pluralsight, Inc.	42 Future Way, Draper, UT 84020	First Lien Term Loan	SOFR(Q)	1.00%	8.00%	13.45%	4/6/2027	$12,069,635	11,905,527	11,647,197	—
Pluralsight, Inc.	42 Future Way, Draper, UT 84020	First Lien Revolver	SOFR(Q)	1.00%	8.00%	13.44%	4/6/2027	$583,340	572,056	550,776	—	M
Quartz Holding Company (Quick Base)	150 Cambridge Park Drive, Suite 500, Cambridge, MA 02140	Second Lien Term Loan	SOFR(M)	—	8.00%	13.42%	4/2/2027	$5,512,958	5,456,727	5,490,906	—
Sailpoint Technologies Holdings, Inc.	11120 Four Points Drive, Suite 100, Austin, TX 78726	First Lien Term Loan	SOFR(M)	0.75%	6.25%	11.58%	8/16/2029	$4,111,714	4,039,584	4,109,247	—
Sailpoint Technologies Holdings, Inc.	11120 Four Points Drive, Suite 100, Austin, TX 78726	First Lien Revolver	SOFR(M)	0.75%	6.25%	11.58%	8/16/2028	$—	(5,434)	(768)	—	M
Spartan Bidco Pty Ltd (StarRez) (Australia)	660 Spencer Street, West Melbourne, Victoria 3003, Australia	First Lien Term Loan	SOFR(Q)	0.75%	0.75% Cash + 6.25% PIK	12.50%	1/24/2028	$4,029,729	3,966,145	3,993,059	—	D/H/J
Suited Connector, LLC	8123 Interport Blvd, Englewood, CO 80112	First Lien Term Loan	SOFR(Q)	1.00%	6.00% Cash + 2.00% PIK	13.31%	12/1/2027	$1,410,333	1,388,214	936,461	—	D
Suited Connector, LLC	8123 Interport Blvd, Englewood, CO 80112	First Lien Revolver	SOFR(Q)	1.00%	6.00% Cash + 2.00% PIK	13.36%	12/1/2027	$232,569	229,154	154,426	—	D
									77,782,544	70,849,620
IT Services
Avalara, Inc.	225 S. King Street, Suite 1800, Seattle, WA 98104	First Lien Term Loan	SOFR(Q)	0.75%	7.25%	12.64%	10/19/2028	$2,250,000	2,201,377	2,279,250	—
Avalara, Inc.	225 S. King Street, Suite 1800, Seattle, WA 98104	First Lien Revolver	SOFR(Q)	0.75%	7.25%	12.64%	10/19/2028	$—	(4,745)	—	—	M
Ensono, Inc.	3333 Finley Road, Downers Grove, IL 60515	Second Lien Term Loan B	SOFR(M)	—	8.00%	13.43%	5/28/2029	$5,000,000	4,964,384	4,740,000	—
Idera, Inc.	10801 North Mopac Expressway Building 1, Suite 100, Austin, TX, 78759	Second Lien Term Loan	SOFR(Q)	0.75%	6.75%	12.27%	2/4/2029	$2,867,296	2,852,690	2,709,595	—
Madison Logic Holdings, Inc.	257 Park Ave. S. 5th Floor, NY, NY 10010	First Lien Term Loan	SOFR(Q)	1.00%	7.00%	12.39%	12/29/2028	$4,983,727	4,843,377	4,879,069	—
Madison Logic Holdings, Inc.	257 Park Ave. S. 5th Floor, NY, NY 10010	First Lien Revolver	SOFR(Q)	1.00%	7.00%	12.39%	12/30/2027	$—	(9,180)	(7,549)	—	M
Serrano Parent, LLC (Sumo Logic)	855 Main St., Suite 100, Redwood City, CA 94063	First Lien Term Loan	SOFR(Q)	1.00%	6.50%	11.87%	5/13/2030	$6,079,701	5,929,436	6,031,064	—
Serrano Parent, LLC (Sumo Logic)	855 Main St., Suite 100, Redwood City, CA 94063	First Lien Revolver	SOFR(Q)	1.00%	6.50%	11.87%	5/13/2030	$—	(14,395)	(4,864)	—	M
									20,762,944	20,626,565
Leisure Products
Peloton Interactive, Inc.	441 Ninth Ave, 6th Floor, New York, NY 10001	First Lien Term Loan	SOFR(S)	0.50%	7.00%	12.26%	5/25/2027	$2,611,731	2,536,444	2,609,119	—	J/O

Life Sciences Tools & Services
Alcami Corporation	2320 Scientific Park Drive, Wilmington, NC 28405	First Lien Term Loan	SOFR(M)	1.00%	7.00%	12.42%	12/21/2028	$2,185,792	2,115,660	2,207,650	—

Issuer(N/P)	Address	Instrument	Ref(E)	Floor	Spread	Total Coupon	Maturity	Principal	Cost(A)	Fair Value(B)	Percentage of Class Held(U)	Notes
Alcami Corporation	2320 Scientific Park Drive, Wilmington, NC 28405	First Lien Delayed Draw Term Loan	SOFR(M)	1.00%	7.00%	12.42%	12/21/2028	$—	$(5,637)	$1,835	—	M
Alcami Corporation	2320 Scientific Park Drive, Wilmington, NC 28405	First Lien Revolver	SOFR(M)	1.00%	7.00%	12.42%	12/21/2028	$—	(8,984)	—	—	M
									2,101,039	2,209,485
Machinery
Sonny's Enterprises, LLC	5605 Hiatus Road, Tamarac, FL 33321	First Lien Term Loan	SOFR(Q)	1.00%	6.75%	12.27%	8/5/2028	$6,181,526	6,057,153	6,193,889	—
Sonny's Enterprises, LLC	5605 Hiatus Road, Tamarac, FL 33321	First Lien Delayed Draw Term Loan	SOFR(Q)	1.00%	6.75%	12.27%	8/5/2028	$—	(4,734)	409	—	M
Sonny's Enterprises, LLC	5605 Hiatus Road, Tamarac, FL 33321	First Lien Revolver	SOFR(Q)	1.00%	6.75%	12.27%	8/5/2027	$—	(4,028)	—	—	M
									6,048,391	6,194,298
Media
NEP Group, Inc. et al	2 Beta Drive, Pittsburg, PA 15238	First Lien Term Loan	SOFR(M)	—	3.25%	8.68%	10/20/2025	$656,884	609,518	633,486	—	O
NEP Group, Inc. et al	2 Beta Drive, Pittsburg, PA 15238	Second Lien Term Loan	SOFR(M)	—	7.00%	12.43%	10/19/2026	$3,131,760	2,953,531	2,455,832	—	O
Streamland Media Midco LLC	1132 Vine Street, Los Angeles, CA 90038	First Lien Term Loan	SOFR(Q)	1.00%	6.75% Cash + 0.50% PIK	12.88%	12/31/2024	$376,268	371,957	362,346	—	D
Terraboost Media Operating Company, LLC	2232 Dell Range Blvd, Suite 202 Cheyenne, WY 82009	First Lien Term Loan	SOFR(Q)	1.00%	6.50%	12.04%	8/23/2026	$3,613,516	3,565,580	3,281,072	—	D
									7,500,586	6,732,736
Paper & Forest Products
Alpine Acquisition Corp II (48Forty)	3650 Mansell Road, Suite 100, Alpharetta, GA 30022	First Lien Term Loan	SOFR(M)	1.00%	5.75%	11.43%	11/30/2026	$9,987,851	9,818,656	9,688,215	—
Alpine Acquisition Corp II (48Forty)	3650 Mansell Road, Suite 100, Alpharetta, GA 30022	First Lien Revolver	SOFR(M)	1.00%	5.75%	11.69%	11/30/2026	$268,015	254,337	247,914	—	M
FSK Pallet Holding Corp. (Kamps)	665 Seward Ave, Nw Ste 301, Grand Rapids, MI 49504	First Lien Term Loan	SOFR(Q)	1.25%	6.00%	11.43%	12/23/2026	$3,507,402	3,418,193	3,385,344	—
									13,491,186	13,321,473
Pharmaceuticals
Nephron Pharmaceuticals Corp. et al	4500 12th Street Extension, West Columbia, SC 29172	First Lien Term Loan	SOFR(Q)	1.50%	9.00%	14.57%	9/11/2026	$4,516,129	4,337,766	4,335,484	—

Professional Services
DTI Holdco, Inc. (Epiq Systems, Inc.)	777 Third Avenue, 12th Floor, New York, NY 10017	Second Lien Term Loan	SOFR(Q)	0.75%	7.75%	13.12%	4/26/2030	$5,007,465	4,924,612	4,306,420	—
GI Consilio Parent, LLC	1828 L St. NW, Suite 1070, Washington, DC 20036	Second Lien Term Loan	SOFR(M)	0.50%	7.50%	12.93%	5/14/2029	$5,000,000	4,967,489	4,920,000	—
ICIMS, Inc.	101 Crawfords Corner Road, Suite 3-100, Holmdel, NJ 07733	First Lien Term Loan	SOFR(Q)	0.75%	3.38% Cash + 3.88% PIK	12.63%	8/18/2028	$11,057,837	10,892,469	10,983,750	—	D
ICIMS, Inc.	101 Crawfords Corner Road, Suite 3-100, Holmdel, NJ 07733	First Lien Delayed Draw Term Loan	SOFR(Q)	0.75%	3.38% Cash + 3.88% PIK	12.63%	8/18/2028	$335,245	335,245	315,547	—	D/M
ICIMS, Inc.	101 Crawfords Corner Road, Suite 3-100, Holmdel, NJ 07733	First Lien Revolver	SOFR(Q)	0.75%	6.75%	12.14%	8/18/2028	$175,907	160,744	168,850	—	M
JobandTalent USA, Inc. (United Kingdom)	199 Bishopgate, Spitalfields, London EC2M 3TY, United Kingdom	First Lien Term Loan (3.0% Exit Fee)	SOFR(M)	1.00%	8.75%	14.20%	2/17/2025	$9,892,491	9,799,812	9,724,319	—	H/J
JobandTalent USA, Inc. (United Kingdom)	199 Bishopgate, Spitalfields, London EC2M 3TY, United Kingdom	First Lien Delayed Draw Term Loan (3.0% Exit Fee)	SOFR(M)	1.00%	8.75%	14.20%	2/17/2025	$5,300,000	5,255,638	5,209,900	—	H/J
TLE Holdings, LLC	210 Hillsboro Technology Drive, Deerfield Beach, FL 33441	First Lien Term Loan	SOFR(M)	1.00%	5.50%	10.92%	6/28/2024	$3,790,365	3,663,194	3,733,510	—
TLE Holdings, LLC	210 Hillsboro Technology Drive, Deerfield Beach, FL 33441	First Lien Delayed Draw Term Loan	SOFR(M)	1.00%	5.50%	10.92%	6/28/2024	$970,359	937,803	955,803	—
									40,937,006	40,318,099
Real Estate Management & Development
Greystone Affordable Housing Initiatives, LLC	4025 Lake Boone Trail, Suite 209, Raleigh, NC 27607	First Lien Delayed Draw Term Loan	SOFR(S)	1.25%	6.00%	11.84%	3/2/2026	$1,866,667	1,866,667	1,849,867	—	J

Issuer(N/P)	Address	Instrument	Ref(E)	Floor	Spread	Total Coupon	Maturity	Principal	Cost(A)	Fair Value(B)	Percentage of Class Held(U)	Notes
Greystone Select Company II, LLC (Passco)	152 West 57th St., 60th Floor, New York, NY 10019	First Lien Term Loan	SOFR(M)	1.50%	6.50%	11.93%	3/21/2027	$4,661,332	$4,585,980	$4,622,177	—
									6,452,647	6,472,044
Road & Rail
Motive Technologies, Inc. (fka Keep Truckin, Inc.)	5 Hawthorne St, 4th Floor, San Francisco, CA 94105	First Lien Term Loan	SOFR(S)	1.00%	7.25%	13.17%	4/8/2025	$15,000,000	14,889,408	14,910,000	—

Semiconductors & Semiconductor Equipment
Emerald Technologies (U.S.) AcquisitionCo, Inc	1 Stiles Road, Salem, NH 03079	First Lien Term Loan	SOFR(Q)	1.00%	6.25%	11.82%	12/29/2027	$1,862,750	1,833,423	1,760,299	—
Emerald Technologies (U.S.) AcquisitionCo, Inc	1 Stiles Road, Salem, NH 03079	First Lien Revolver	SOFR(M)	1.00%	6.00%	11.43%	12/29/2026	$390,162	323,369	331,906	—	M
									2,156,792	2,092,205
Software
Aerospike, Inc.	2525 E Charleston Road, Suite 201, Mountain View, CA 94043	First Lien Term Loan (0.50% Exit Fee)	SOFR(M)	1.00%	7.50%	12.93%	12/29/2025	$2,416,867	2,402,783	2,392,215	—
Aerospike, Inc.	2525 E Charleston Road, Suite 201, Mountain View, CA 94043	First Lien Delayed Draw Term Loan (0.50% Exit Fee)	SOFR(M)	1.00%	7.50%	12.94%	12/29/2025	$1,054,373	1,033,145	1,043,618	—
AlphaSense, Inc.	24 Union Square East, 5th Floor, New York, NY 10003	First Lien Term Loan	SOFR(M)	1.00%	7.00%	12.43%	3/11/2027	$8,673,018	8,606,404	8,667,814	—
Aras Corporation	100 Brickstone Square, Andover, MA 01810	First Lien Term Loan	SOFR(Q)	1.00%	3.50% Cash + 3.25% PIK	12.20%	4/13/2027	$4,564,483	4,513,987	4,404,727	—	D
Aras Corporation	100 Brickstone Square, Andover, MA 01810	First Lien Revolver	SOFR(Q)	1.00%	6.50%	12.14%	4/13/2027	$225,239	221,510	214,489	—	M
Backoffice Associates Holdings, LLC (Syniti)	115 4th Ave #205, Needham Heights, MA 02494	First Lien Term Loan	SOFR(S)	1.00%	7.75%	12.78%	4/30/2026	$4,361,671	4,286,755	4,405,288	—
Backoffice Associates Holdings, LLC (Syniti)	115 4th Ave #205, Needham Heights, MA 02494	First Lien Revolver	PRIME	1.00%	6.75%	15.10%	4/30/2026	$492,791	481,633	492,791	—	M
Bluefin Holding, LLC (Allvue)	396 Alhambra Circle, 11th Floor, Coral Gables, FL 33134	First Lien Term Loan	SOFR(S)	1.00%	7.25%	12.72%	9/12/2029	$6,826,923	6,657,360	6,656,250	—
Bluefin Holding, LLC (Allvue)	396 Alhambra Circle, 11th Floor, Coral Gables, FL 33134	First Lien Revolver	SOFR(S)	1.00%	7.25%	12.72%	9/12/2029	$—	(16,681)	(16,827)	—	M
Bonterra LLC (fka CyberGrants Holdings, LLC)	300 Brickstone Square, Suite 601, Andover, MA 01810	First Lien Term Loan	SOFR(Q)	0.75%	7.25%	12.64%	9/8/2027	$2,833,333	2,803,542	2,758,817	—
Bonterra LLC (fka CyberGrants Holdings, LLC)	300 Brickstone Square, Suite 601, Andover, MA 01810	First Lien Amendment 4 Term Loan	SOFR(Q)	0.75%	8.00% PIK	13.39%	9/8/2027	$838,217	825,664	825,644	—	D
Bonterra LLC (fka CyberGrants Holdings, LLC)	300 Brickstone Square, Suite 601, Andover, MA 01810	First Lien Delayed Draw Term Loan	SOFR(Q)	0.75%	7.25%	12.64%	9/8/2027	$83,019	82,724	80,836	—
Bonterra LLC (fka CyberGrants Holdings, LLC)	300 Brickstone Square, Suite 601, Andover, MA 01810	First Lien Revolver	SOFR(Q)	0.75%	7.25%	12.64%	9/8/2027	$—	(2,829)	(7,306)	—	M
Disco Parent, Inc. (Duck Creek Technologies)	22 Boston Wharf Road, 10th Floor, Boston, MA 02210	First Lien Term Loan	SOFR(Q)	1.00%	7.50%	12.92%	3/30/2029	$5,131,318	5,008,685	5,100,530	—
Disco Parent, Inc. (Duck Creek Technologies)	22 Boston Wharf Road, 10th Floor, Boston, MA 02210	First Lien Revolver	SOFR(Q)	1.00%	7.50%	12.92%	3/30/2029	$—	(11,791)	(3,079)	—	M
Elastic Path Software Inc. (Canada)	555 Burrard Street, 16th Floor, Vancouver, BC V7X 1M8, Canada	First Lien Term Loan	SOFR(Q)	1.00%	7.50%	13.03%	1/6/2026	$1,893,754	1,882,674	1,888,451	—	H/J
Elastic Path Software Inc. (Canada)	555 Burrard Street, 16th Floor, Vancouver, BC V7X 1M8, Canada	First Lien Delayed Draw Term Loan	SOFR(Q)	1.00%	7.50%	13.18%	1/6/2026	$961,395	954,122	958,703	—	H/J
Fusion Risk Management, Inc.	2 North Riverside Plaza, Suite 1000, Chicago, IL 60606	First Lien Term Loan	SOFR(Q)	1.00%	3.50% Cash + 4.00% PIK	12.88%	5/22/2029	$4,507,068	4,419,980	4,425,941	—	D
Fusion Risk Management, Inc.	2 North Riverside Plaza, Suite 1000, Chicago, IL 60606	First Lien Revolver	SOFR(Q)	1.00%	7.00%	12.38%	5/22/2029	$—	(10,114)	(9,643)	—	M
Grey Orange Incorporated	660 Hembree Parkway Suite 120, Roswell, GA 30076	First Lien Term Loan (3.75% Exit Fee)	SOFR(Q)	1.00%	7.25%	12.88%	5/6/2026	$1,539,384	1,527,631	1,523,836	—
Grey Orange Incorporated	660 Hembree Parkway Suite 120, Roswell, GA 30076	First Lien Delayed Draw Term Loan (3.75% Exit Fee)	SOFR(Q)	1.00%	7.25%	12.79%	5/6/2026	$1,539,384	1,528,691	1,523,836	—
GTY Technology Holdings Inc.	363 W. Erie St., Floor 7, Chicago, IL 60654	First Lien Term Loan	SOFR(Q)	0.75%	2.58% Cash + 4.30% PIK	12.27%	7/9/2029	$2,023,226	1,990,974	2,021,810	—	D

Issuer(N/P)	Address	Instrument	Ref(E)	Floor	Spread	Total Coupon	Maturity	Principal	Cost(A)	Fair Value(B)	Percentage of Class Held(U)	Notes
GTY Technology Holdings Inc.	363 W. Erie St., Floor 7, Chicago, IL 60654	First Lien Delayed Draw Term Loan	SOFR(Q)	0.75%	2.58% Cash + 4.30% PIK	12.27%	7/9/2029	$1,563,410	$1,536,848	$1,562,315	—	D
GTY Technology Holdings Inc.	363 W. Erie St., Floor 7, Chicago, IL 60654	First Lien Revolver	SOFR(Q)	0.75%	6.25%	11.68%	7/9/2029	$—	(5,795)	(244)	—	M
Integrate.com, Inc. (Infinity Data, Inc.)	111 West Monroe Street, 19th Floor, Phoenix, AZ 85003	First Lien Term Loan	SOFR(Q)	1.00%	3.00% Cash + 3.00% PIK	11.54%	12/17/2027	$1,867,220	1,832,137	1,804,481	—	D
Integrate.com, Inc. (Infinity Data, Inc.)	111 West Monroe Street, 19th Floor, Phoenix, AZ 85003	First Lien Delayed Draw Term Loan	SOFR(Q)	1.00%	3.00% Cash + 3.00% PIK	11.54%	12/17/2027	$100,000	97,934	91,040	—	D/M
Integrate.com, Inc. (Infinity Data, Inc.)	111 West Monroe Street, 19th Floor, Phoenix, AZ 85003	First Lien Revolver	SOFR(Q)	1.00%	6.00%	11.39%	12/17/2027	$—	(1,888)	(4,480)	—	M
JOBVITE, Inc. (Employ, Inc.)	610 Lincoln St, Suite 205, Waltham, MA 02451	First Lien Term Loan	SOFR(S)	0.75%	8.00%	13.43%	8/5/2028	$7,017,052	6,865,776	6,885,833	—
Kaseya Inc.	701 Brickell Ave., Suite 400 Miami, FL, 33131	First Lien Term Loan	SOFR(Q)	0.75%	3.75% Cash + 2.50% PIK	11.62%	6/25/2029	$7,460,215	7,363,840	7,400,533	—	D
Kaseya Inc.	701 Brickell Ave., Suite 400 Miami, FL, 33131	First Lien Delayed Draw Term Loan	SOFR(Q)	0.75%	3.75% Cash + 2.50% PIK	11.62%	6/25/2029	$27,819	25,006	24,178	—	D/M
Kaseya Inc.	701 Brickell Ave., Suite 400 Miami, FL, 33131	First Lien Revolver	SOFR(M)	0.75%	3.75% Cash + 2.50% PIK	11.57%	6/25/2029	$114,489	108,827	110,842	—	D/M
Kong Inc.	150 Spear Street, Suite 1600, San Francsico, CA 94105	First Lien Term Loan	SOFR(M)	1.00%	5.50% Cash + 3.25% PIK	14.19%	11/1/2027	$2,152,047	2,112,992	2,149,895	—	D
Nvest, Inc. (SigFig)	2443 Fillmore Street, #380-1512, San Francisco, CA 94115	First Lien Term Loan	SOFR(S)	1.00%	7.50%	13.40%	9/15/2025	$2,114,519	2,097,662	2,060,599	—
Oversight Systems, Inc.	360 Interstate North Pkwy, Suite 300, Atlanta, GA 30339	First Lien Term Loan	SOFR(Q)	1.00%	7.75%	13.22%	9/24/2026	$1,608,107	1,587,319	1,584,306	—
Oversight Systems, Inc.	360 Interstate North Pkwy, Suite 300, Atlanta, GA 30339	First Lien Delayed Draw Term Loan	SOFR(Q)	1.00%	7.75%	13.22%	9/24/2026	$—	(1,291)	(1,076)	—	M
SEP Eiger BidCo Ltd. (Beqom) (Switzerland)	Rue de la Colombiere 28, 1260 Nyon, Switzerland	First Lien Term Loan	SOFR(Q)	1.00%	3.00% Cash + 3.50% PIK	11.87%	5/9/2028	$6,001,449	5,906,274	5,954,037	—	D/H/J
SEP Eiger BidCo Ltd. (Beqom) (Switzerland)	Rue de la Colombiere 28, 1260 Nyon, Switzerland	First Lien Revolver	SOFR(Q)	1.00%	6.50%	11.38%	5/9/2028	$196,139	187,042	191,491	—	H/J/M
SEP Raptor Acquisition, Inc. (Loopio) (Canada)	40 King Street West, Suite 2100, Toronto, ON M5H 3C2, Canada	First Lien Term Loan	SOFR(Q)	1.00%	7.00%	12.54%	3/31/2027	$3,828,161	3,780,948	3,763,082	—	H/J
SEP Raptor Acquisition, Inc. (Loopio) (Canada)	40 King Street West, Suite 2100, Toronto, ON M5H 3C2, Canada	First Lien Revolver	SOFR(Q)	1.00%	7.00%	12.52%	3/31/2027	$204,792	199,945	197,829	—	H/J/M
Superman Holdings, LLC (Foundation Software)	17800 Royalton Road, Strongsville, OH 44136	First Lien Term Loan	SOFR(Q)	1.00%	6.13%	11.52%	8/31/2027	$6,039,061	5,936,404	5,972,632	—
Superman Holdings, LLC (Foundation Software)	17800 Royalton Road, Strongsville, OH 44136	First Lien 2023 Incremental Delayed Draw Term Loan	SOFR(Q)	1.00%	6.13%	11.52%	8/31/2027	$—	(3,896)	(3,791)	—	M
Superman Holdings, LLC (Foundation Software)	17800 Royalton Road, Strongsville, OH 44136	First Lien Revolver	SOFR(Q)	1.00%	6.13%	11.52%	8/31/2026	$—	(4,027)	(3,624)	—	M
Tessian Inc. (United Kingdom)	15 Worship Street, 4th Floor, London, EC2A 2DT, United Kingdom	First Lien Term Loan	SOFR(Q)	1.00%	8.00%	13.58%	3/15/2028	$2,236,105	2,194,168	2,218,216	—	H/J
Trintech, Inc.	5600 Granite Parkway, Ste 10000, Plano, TX 75024	First Lien Term Loan	SOFR(M)	1.00%	6.50%	11.82%	7/25/2029	$1,977,857	1,919,093	1,920,302	—
Trintech, Inc.	5600 Granite Parkway, Ste 10000, Plano, TX 75024	First Lien Revolver	SOFR(M)	1.00%	6.50%	11.82%	7/25/2029	$43,470	39,021	39,042	—	M
Zendesk, Inc.	989 Market St., San Fransisco, CA 94103	First Lien Term Loan	SOFR(Q)	0.75%	3.50% Cash + 3.50% PIK	12.15%	11/22/2028	$5,281,691	5,191,175	5,329,227	—	D
Zendesk, Inc.	989 Market St., San Fransisco, CA 94103	First Lien Delayed Draw Term Loan	SOFR(Q)	0.75%	3.50% Cash + 3.50% PIK	12.15%	11/22/2028	$—	(11,127)	11,678	—	D/M
Zendesk, Inc.	989 Market St., San Fransisco, CA 94103	First Lien Revolver	SOFR(Q)	0.75%	6.50%	11.90%	11/22/2028	$—	(9,191)	—	—	M
Zilliant Incorporated	720 Brazos Street, Suite 600, Austin, TX 78701	First Lien Term Loan	SOFR(M)	0.75%	2.00% Cash + 4.50% PIK	11.92%	12/21/2027	$1,605,549	1,583,100	1,526,877	—	D
Zilliant Incorporated	720 Brazos Street, Suite 600, Austin, TX 78701	First Lien Delayed Draw Term Loan	SOFR(Q)	0.75%	2.00% Cash + 4.50% PIK	11.92%	12/21/2027	$—	(1,525)	(18,148)	—	D/M
Zilliant Incorporated	720 Brazos Street, Suite 600, Austin, TX 78701	First Lien Revolver	SOFR(Q)	0.75%	6.00%	11.32%	12/21/2027	$—	(2,091)	(7,259)	—	M
									99,711,529	100,108,554
Specialty Retail
Calceus Acquisition, Inc. (Cole Haan)	150 Ocean Road, Greenland, NH 03840	First Lien Term Loan	SOFR(Q)	2.00%	6.75%	12.14%	8/15/2028	$4,678,280	4,539,513	4,542,610	—
Hanna Andersson, LLC	608 NE 19th Avenue, Portland, OR 97232	First Lien Term Loan	SOFR(M)	1.00%	6.00%	12.92%	7/2/2026	$6,668,313	6,587,692	6,421,585	—
									11,127,205	10,964,195

Issuer(N/P)	Address	Instrument	Ref(E)	Floor	Spread	Total Coupon	Maturity	Principal	Cost(A)	Fair Value(B)	Percentage of Class Held(U)	Notes
Technology Hardware, Storage & Peripherals
SumUp Holdings Luxembourg S.A.R.L. (United Kingdom)	41 Avenue de la Gare, L-1611 Luxembourg, United Kingdom	First Lien Delayed Draw Term Loan	SOFR(Q)	1.00%	7.00%	12.54%	2/17/2026	$10,842,857	$10,729,131	$10,886,229	—	H/J

Textiles, Apparel & Luxury Goods
James Perse Enterprises, Inc.	7373 Flores Street, Downey, CA 90242	First Lien Term Loan	SOFR(S)	1.00%	6.25%	11.38%	9/8/2027	$9,862,348	9,752,368	9,862,348	—
James Perse Enterprises, Inc.	7373 Flores Street, Downey, CA 90242	First Lien Revolver	SOFR(S)	1.00%	6.25%	11.38%	9/8/2027	$—	(15,444)	—	—	M
									9,736,924	9,862,348
Trading Companies & Distributors
Blackbird Purchaser, Inc. (Ohio Transmission Corp.)	1900 Jetway Blvd, Columbus, OH 43219	Second Lien Term Loan	SOFR(M)	0.75%	7.50%	12.92%	4/8/2027	$3,539,347	3,489,108	3,493,335	—
									3,489,108	3,493,335
Wireless Telecommunication Services
OpenMarket, Inc. (Infobip) (United Kingdom)	35 - 38 New Bridge Street, London EC4V 6BW, United Kingdom	First Lien Term Loan	SOFR(Q)	0.75%	6.25%	11.90%	9/17/2026	$4,900,000	4,820,922	4,848,060	—	H/J
Total Debt Investments - 186.2% of Net Assets									629,622,210	591,398,961

Equity Securities
Capital Markets
Marsico Holdings, LLC	1200 17th Street, Suite 1600, Denver, CO 80202	Limited Partnership/Limited Liability Company Interests						$91,445	1,848,077	—	0.31%	C/I
Pico Quantitative Trading Holdings, LLC	32 Old Slip, 16th Floor, New York, NY 10005	Warrants to Purchase Membership Units					2/7/2030	$162	14,804	35,501	0.01%	C/I
									1,862,881	35,501
Chemicals
AGY Equity, LLC	2556 Wagener Road, Aiken, SC 29801	Class A Preferred Stock						$4,195,600	1,139,598	—	13.99%	C/F/I
AGY Equity, LLC	2556 Wagener Road, Aiken, SC 29801	Class B Preferred Stock						$2,936,920	—	—	9.79%	C/F/I
AGY Equity, LLC	2556 Wagener Road, Aiken, SC 29801	Class C Common Stock						$2,307,580	—	—	7.69%	C/F/I
									1,139,598	—
Diversified Consumer Services
Elevate Brands HoldCo	27 W 16th Street, New York, NY 10011	Warrants to Purchase Elevate Common Shares					7/25/2030	$1,085	—	124,688	4.71%	C/I
Elevate Brands HoldCo	27 W 16th Street, New York, NY 10011	Warrants to Purchase Elevate Preferred New Super Senior Shares					7/25/2030	$4,261	—	489,674	6.08%	C/I
MXP Prime Platform GmbH (SellerX) (Germany)	Jägerstraße 41, 10117 Berlin, Germany	Warrants to Purchase SellerX Common Shares					7/25/2030	$1,464	—	118,657	3.51%	C/H/I/J
PerchHQ LLC	667 Boylston Street, 3rd Floor, Boston, MA 02116	Warrants to Purchase Common Stock					10/15/2027	$45,283	—	—	1.56%	C/I/K
Razor Group GmbH (Germany)	Prinzessinnenstr. 19-20, 10969 Berlin, Germany	Warrants to Purchase Preferred Series A1 Shares					4/28/2028	$182	—	374,920	0.23%	C/H/I/J
Razor Group GmbH (Germany)	Prinzessinnenstr. 19-20, 10969 Berlin, Germany	Warrants to Purchase Series C Shares					4/28/2028	$55	—	270,050	3.93%	C/H/I/J
									—	1,377,989
Diversified Financial Services
Gordon Brothers Finance Company	2 International Place, Suite 1830, Boston, MA 02110	Common Stock						$10,612	10,611,548	—	80.10%	C/G
Gordon Brothers Finance Company	2 International Place, Suite 1830, Boston, MA 02110	Preferred Stock				13.50%		$34,285	36,624,685	—	70.59%	C/G/Q

Issuer(N/P)	Address	Instrument	Ref(E)	Floor	Spread	Total Coupon	Maturity	Principal	Cost(A)	Fair Value(B)	Percentage of Class Held(U)	Notes
Worldremit Group Limited (United Kingdom)	62 Buckingham Gate, London SW1E 6AJ, United Kingdom	Warrants to Purchase Series D Stock					2/11/2031	$7,662	$—	$55,703	0.02%	C/H/I/J
Worldremit Group Limited (United Kingdom)	62 Buckingham Gate, London SW1E 6AJ, United Kingdom	Warrants to Purchase Series E Stock					8/27/2031	$508	—	361	0.00%	C/H/I/J
									47,236,233	56,064
Household Durables
Stitch Holdings, L.P.	1714 Heil Quaker Boulevard, Suite 130, La Vergne, TN 37086	Limited Partnership/Limited Liability Company Interests						$5,910	5,909,910	—	3.19%	C/I

Internet Software & Services
SuCo Investors, LP (Suited Connector)	8123 Interport Blvd, Englewood, CO 80112	Warrants to Purchase Class A Units					3/6/2033	$1,652	—	—	0.06%	C/I
									—	—
Media
MBS Parent, LLC	101 Empty Saddle Trail, Hailey, ID 83333	Limited Partnership/Limited Liability Company Interests						$546	—	33,503	3.68%	C/L

Oil, Gas & Consumable Fuels
TER Management Resources, LLC (fka ETX Energy Management Company, LLC)	2431 East 61st Street, Suite 700, Tulsa, OK 74136	Limited Partnership/Limited Liability Company Interests						$53,815	—	—	0.93%	C
Trailblazer Energy Resources, LLC (fka ETX Energy, LLC)	2431 East 61st Street, Suite 700, Tulsa, OK 74136	Limited Partnership/Limited Liability Company Interests						$51,119	—	—	0.70%	C/K
									—	—
Software
Grey Orange International Inc.	660 Hembree Parkway Suite 120, Roswell, GA 30076	Warrants to Purchase Common Stock					5/6/2032	$2,832	—	566	6.16%	C/I

Trading Companies & Distributors
Blackbird Holdco, Inc. (Ohio Transmission Corp.)	1900 Jetway Blvd, Columbus, OH 43219	Preferred Stock				12.50% PIK		$2,478	3,030,145	2,439,492	2.36%	D/I

Total Equity Securities - 1.2% of Net Assets									59,178,767	3,943,115

Total Investments - 187.4% of Net Assets									$688,800,977	$595,342,076

Cash and Cash Equivalents - 2.8% of Net Assets										$8,781,026

Total Cash and Investments - 190.2% of Net Assets										$604,123,102
Notes to Consolidated Schedules of Investments:
(A)	Represents amortized cost for fixed income securities and cost for preferred and common stock, limited partnership/limited liability company interests and equity warrants/options.
(B)	Pursuant to Rule 2a-5 under the 1940 Act, BCIC’s Board of Directors designated BCIA as the valuation designee to perform certain fair value functions, including performing fair value determinations.
(C)	Non-income producing equity securities at September 30, 2023.
(D)
Interest may be paid in cash or payment-in-kind (“PIK”), or a combination thereof which is generally at the option of the borrower. PIK earned is included in the cost basis of the security. In accordance with BCIC’s policy, PIK is recorded on an effective interest method.

(E)
Approximately 99.5% of the fair value of total senior secured loans in BCIC’s portfolio bear interest at a floating rate that may be determined by reference to the London Interbank Offered Rate (“LIBOR”), “L”, Secured Overnight Financing Rate (“SOFR”), “S”, or other base rate (commonly the Federal Funds Rate or the Prime Rate), “P”, at the borrower’s option. In addition, 96.6% of the fair value of such senior secured loans have floors of 0.50% to 2.50%. The borrower under a senior secured loan generally has the option to select from interest reset periods of one, two, three or six months and may alter that selection at the end of any reset period. The stated interest rate represents the weighted average interest rate at September 30, 2023 of all contracts within the specified loan facility. LIBOR and SOFR reset monthly (M), quarterly (Q) or semiannually (S).

(F)	Issuers are considered non-controlled, affiliated investments under the 1940 Act, whereby BCIC owns 5% or more (but not more than 25%) of the issuer’s outstanding voting securities.
(G)	Issuers are considered controlled investments under the 1940 Act, whereby BCIC owns more than 25% of the issuer’s outstanding voting securities.
(H)	Non-U.S. company or principal place of business outside the U.S.
(I)
Security is either exempt from registration under Rule 144A of the Securities Act, or sale of the security is subject to certain contractual restrictions. Securities that are exempt from registration under 144A may be resold in transactions, normally to qualified institutional buyers. In aggregate, these securities represent 1.2% of BCIC’s net assets at September 30, 2023. The acquisition dates for restricted securities of unaffiliated issuers were as follows as of September 30, 2023:

Investment	Initial Acquisition Date
Marsico Holdings, LLC, Limited Partnership/Limited Liability Company Interests	11/28/2007
Pico Quantitative Trading Holdings, LLC, Warrants to Purchase Membership Units	2/7/2020
Worldremit Group Limited (United Kingdom), Warrants to Purchase Series D Stock	2/11/2021
Razor Group GmbH (Germany), Warrants to Purchase Preferred Series A1 Shares	4/28/2021
Stitch Holdings, L.P., Limited Partnership Interests	7/30/2021
Worldremit Group Limited (United Kingdom), Warrants to Purchase Series E Stock	8/27/2021
Blackbird Holdco, Inc. (Ohio Transmission Corp.), Preferred Stock	12/14/2021
Grey Orange International Inc., Warrants to Purchase Common Stock	5/6/2022
PerchHQ LLC, Warrants to Purchase Common Stock	9/30/2022
Razor Group GmbH (Germany), Warrants to Purchase Series C Shares	12/23/2022
SuCo Investors, LP (Suited Connector), Warrants to Purchase Class A Units	3/6/2023
Elevate Brands Holdco, Warrants to Purchase Elevate Common Shares	7/25/2023
Elevate Brands Holdco, Warrants to Purchase Elevate Preferred New Super Senior Shares	7/25/2023
MXP Prime Platform GmbH (SellerX) (Germany), Warrants to Purchase SellerX Common Shares	7/25/2023
(J)
Investments that BCIC has determined are not “qualifying assets” under Section 55(a) of the 1940 Act. Under the 1940 Act, we may not acquire any non-qualifying asset unless, at the time such acquisition is made, qualifying assets represent at least 70% of our total assets. The status of these assets under the 1940 Act may be subject to change. BCIC monitors the status of these assets on an ongoing basis. As of September 30, 2023, approximately 17.4% of the total assets of BCIC were not qualifying assets under Section 55(a) of the 1940 Act.

(K)
BCIC is the sole stockholder of BKC ASW Blocker, Inc., a consolidated subsidiary, which is the beneficiary of less than 5% of the voting securities of Trailblazer Energy Resources, LLC (fka ETX Energy, LLC) and PerchHQ LLC and thus non-controlled, non-affiliated investments.

(L)
BCIC is the sole stockholder of BCIC-MBS, LLC, a consolidated subsidiary, which is the beneficiary of less than 5% of the voting securities of MBS Parent, LLC and thus a non-controlled, non-affiliated investment.

(M)
Position or associated portfolio company thereof has an unfunded commitment as of September 30, 2023. Any negative balances represent unfunded commitments that were acquired and/or valued at a discount.

(N)	Unless otherwise indicated, all investments are considered Level 3 in accordance with ASC Topic 820.
(O)	Investments are considered other than Level 3 in accordance with ASC Topic 820.

(P)	BCIC generally uses Global Industry Classification Standard (“GICS”) codes to identify the industry groupings. This information is unaudited.
(Q)
The investment is on non-accrual status as of September 30, 2023 and therefore non-income producing. At September 30, 2023, the aggregate fair value and amortized cost of BCIC’s debt and preferred stock investments on non-accrual status represents 3.4% and 12.0% of BCIC’s debt and preferred stock investments at fair value and amortized cost, respectively.

(R)	This investment will have a first lien security interest after the senior tranches are repaid.
(S)	Total coupon includes default interest of 2.00%.
(T)
Portions of the loan bear interest using a combination of LIBOR, SOFR and/or at the Prime rate. The total coupon represents the weighted average interest rate at September 30, 2023 of all contracts within the loan facility.

(U)	Percentages shown for class of equity securities held by BCIC represent percentage of the class owned at September 30, 2023 and do not necessarily represent voting ownership or economic ownership.

CONTROL PERSONS AND PRINCIPAL STOCKHOLDERS OF BCIC
The following table sets forth, as of September 30, 2023, the beneficial ownership information of each current director of BCIC, as well as BCIC’s executive officers, each person known to it to beneficially own 5% or more of the outstanding shares of BCIC Common Stock, and the executive officers and directors as a group. Percentage of beneficial ownership is based on 72,571,907 shares of BCIC Common Stock outstanding as of September 30, 2023.
Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Based upon the absence of filings with the SEC by persons reporting beneficial ownership of 5% or more of BCIC’s common stock, BCIC believes there are no such persons.
Unless otherwise indicated, BCIC believes that each beneficial owner set forth in the table below has sole voting and investment power over the shares beneficially owned by such beneficial owner. The directors are divided into two groups — interested director and Independent Directors. The interested director is an “interested person” of BCIC as defined in Section 2(a)(19) of the 1940 Act. The address of all executive officers and directors is c/o BlackRock Capital Investment Corporation, 50 Hudson Yards, New York, New York 10001.
Name	Number of Shares of BCIC Common Stock Owned Beneficially	Percentage of BCIC Common Stock Outstanding	Pro Forma Percentage of TCPC Common Stock Outstanding(2)
Interested Director:
James E. Keenan(1)	686,763	*	*
Independent Directors:
John R. Baron	21,922	*	*
Jerrold B. Harris	150,061	*	*
Meridee A. Moore	189,878	*	*
William E. Mayer	—	*	*
Maureen K. Usifer	49,009	*	*
Executive Officers:
Nik Singhal(3)	99,940	*	*
Chip Holladay	—	*
Charles C.S. Park	—	*	*
All Executive Officers and Directors as a Group(1)	1,197,573	1.65%	*
5% Holders	4,231,173	5.83%	1.76%
Ares Management LLC(4)
*	Represents less than 1%.
(1)
196,760 shares represent phantom shares. A phantom share is the economic equivalent of one share of common stock and, subject to the applicable vesting requirements, becomes payable in cash. These phantom shares vest in equal installments on each of the first three anniversaries of the award.

(2)
Pro forma percentage of ownership is based on 82,746,514 shares of TCPC Common Stock expected be outstanding immediately following completion of the Merger based on the number of issued and outstanding shares of TCPC Common Stock and BCIC Common Stock as of September 30, 2023 and the NAV per share of TCPC Common Stock and the NAV per share of BCIC Common Stock on September 30, 2023, and includes the conversion of 72,571,907 shares of BCIC Common Stock, which was the number of shares of BCIC Common Stock outstanding as of September 30, 2023, into 24,979,250 shares of TCPC Common Stock, in accordance with the Merger Agreement.

(3)
The amount of beneficial ownership of BCIC shares by Mr. Singhal contained herein includes 92,715 shares owned directly and 7,225 shares owned indirectly. Out of the 92,715 shares owned directly, 17,797 represent phantom shares.

(4)	Based on Schedule 13F filed with the SEC on August 14, 2023. The address for Ares Management LLC is 2000 Avenue of the Stars, 12th Floor, Los Angeles, CA 90067.

The following table sets forth, as of December 31, 2022, the dollar range of BCIC equity securities that is beneficially owned by each of the current directors of BCIC. We are not part of a “family of investment companies” as that term is defined in the 1940 Act.
Name	Dollar Range of Equity Securities Beneficially Owned(1)(2)
Interested Director:
James E. Keenan	Over $100,000
Independent Directors:
John R. Baron	$50,001 — $100,000
Jerrold B. Harris	Over $100,000
William E. Mayer	None
Meridee A. Moore	Over $100,000
Maureen K. Usifer	Over $100,000
(1)	Beneficial ownership has been determined in accordance with Rule 16a-1(a)(2) of the Exchange Act.
(2)
The dollar range of equity securities beneficially owned is based on the closing price per share for BCIC Common Stock of $3.62 on December 30, 2022 on Nasdaq. The dollar range of equity securities beneficially owned are: none, $1 — $10,000, $10,001 — $50,000, $50,001 — $100,000, or over $100,000.

DESCRIPTION OF CAPITAL STOCK OF TCPC
The following description summarizes material provisions of the DGCL and TCPC’s certificate of incorporation and bylaws. This summary is not necessarily complete, and TCPC refers you to the DGCL and TCPC’s certificate of incorporation and bylaws for a more detailed description of the provisions summarized below.
General
Under the terms of TCPC’s certificate of incorporation, TCPC’s authorized stock consists of 200,000,000 shares of common stock, par value $0.001 per share, and 100,000,000 shares of preferred stock, par value $0.001 per share. TCPC’s common stock is traded on The Nasdaq Global Select Market under the ticker symbol “TCPC.” There are currently no outstanding options or warrants to purchase TCPC stock. No stock has been authorized for issuance under any equity compensation plans. Under Delaware law, TCPC’s stockholders generally are not personally liable for TCPC’s debts or obligations.
The following are TCPC’s outstanding classes of securities as of September 30, 2023:
(1) Title of Class	(2) Amount Authorized	(3) Amount Held by TCPC for its Account	(4) Amount Outstanding Exclusive of Amounts Shown Under (3)
Common Stock	200,000,000	—	57,767,264
Preferred Stock	100,000,000	—	—
Common stock
Under the terms of the TCPC’s certificate of incorporation and bylaws, holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Holders of a plurality of the votes of the shares present in person or represented by proxy at the meeting to elect directors and entitled to vote on the election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive proportionately any dividends declared by the TCPC Board, subject to any preferential dividend rights of outstanding preferred stock. Upon TCPC’s liquidation, dissolution or winding up, the holders of common stock are entitled to receive ratably TCPC’s net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any series of preferred stock which TCPC may designate and issue in the future. In addition, holders of TCPC’s common stock may participate in TCPC’s dividend reinvestment plan. TCPC’s common stock is junior to TCPC’s indebtedness and other liabilities.
Preferred stock
Under the terms of TCPC’s certificate of incorporation, the TCPC Board is authorized to issue shares of preferred stock in one or more series without stockholder approval. The TCPC Board has discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of each series of preferred stock. The 1940 Act limits TCPC’s flexibility as to certain rights and preferences of the preferred stock that TCPC’s certificate of incorporation may provide and requires, among other things, that immediately after issuance and before any distribution is made with respect to common stock, TCPC meets an asset coverage ratio of total assets, less liabilities and indebtedness not represented by senior securities, to total senior securities, which includes all borrowings of TCPC’s of at least 150%, and the holders of shares of preferred stock, if any are issued, must be entitled as a class to elect two directors at all times and to elect a majority of the directors if dividends on the preferred stock are unpaid in an amount equal to two full years of dividends on the preferred stock. The features of the preferred stock will be further limited by the requirements applicable to RICs under the Code. The purpose of authorizing the TCPC Board to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with providing leverage for TCPC’s investment program, possible acquisitions and other corporate purposes, could make it more difficult for a third party to acquire, or could discourage a third party from acquiring, a majority of TCPC’s outstanding voting stock.

Long-Term Debt
TCPC is permitted, under specified conditions, to issue multiple classes of indebtedness if its asset coverage ratio, as defined in the 1940 Act, is at least equal to 150% immediately after each such issuance. In addition, while any publicly traded debt securities are outstanding, TCPC must make provisions to prohibit any distribution to TCPC stockholders or the repurchase of such securities unless TCPC meet the applicable asset coverage ratios at the time of the distribution or repurchase. TCPC may also borrow amounts up to 5% of the value of its total assets for temporary or emergency purposes without regard to asset coverage.
Delaware law and certain charter and bylaw provisions; anti-takeover measures
TCPC’s certificate of incorporation and bylaws, together with the rules of The Nasdaq Global Select Market, provide that:
•	The TCPC Board is not classified and the term of office of each director generally is one year;
•
any director may be removed from office at any time, with or without cause, by the action of the holders of at least 80% of the shares of TCPC’s capital stock then outstanding and entitled to vote for the election of the respective director.; and

•
subject to the rights of any holders of preferred stock, any vacancy on the TCPC Board, however the vacancy occurs, including a vacancy due to an enlargement of the board, may only be filled by vote of a majority of the directors then in office.

•	TCPC’s certificate of incorporation also provides that special meetings of the stockholders may only be called by the TCPC Board, Chairman, Vice-Chairman (if any), Chief Executive Officer or President
Delaware’s corporation law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws requires a greater percentage. TCPC’s bylaws may be amended with the affirmative vote of 66 2/3% of its “continuing directors” or with the approval of at least 80% of its outstanding Shares. “Continuing directors” is defined in the TCPC certificate of incorporation as each director who (i) has been a director of TCPC for at least twelve months and is not a person or an affiliate of a person who enters into, or proposes to enter into, a business combination with TCPC or (ii) (A) is a successor to a continuing director, (B) who was appointed to the TCPC Board by at least a majority of the continuing directors and (C) is not a person or an affiliate of a person who enters into, or proposes to enter into, a business combination with TCPC.
Limitations of liability and indemnification
Under the TCPC certificate of incorporation, TCPC shall indemnify its directors and officers to the fullest extent authorized or permitted by law, as now or hereafter in effect, in any actual or threatened action, by reason of the fact that such person is or was one of TCPC’s directors or officers; provided, however, that, except for proceedings to enforce rights to indemnification, TCPC will not be obligated to indemnify any director or officer in connection with a proceeding initiated by such person unless such proceeding was authorized or consented to by the TCPC Board. So long as TCPC is regulated under the 1940 Act, the above indemnification and limitation of liability is limited by the 1940 Act or by any valid rule, regulation or order of the SEC thereunder. The 1940 Act provides, among other things, that a company may not indemnify any director or officer against liability to it or its security holders to which he or she might otherwise be subject by reason of his or her willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.
Delaware law also provides that indemnification permitted under the law shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation’s bylaws, any agreement, a vote of stockholders or otherwise.
TCPC has obtained liability insurance for its officers and directors.
Anti-takeover provisions
TCPC’s certificate of incorporation includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of TCPC or to change the composition of the TCPC Board. This could have the effect of depriving stockholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging a third party from seeking to obtain control over TCPC. Such attempts could have the effect of increasing TCPC’s expenses and disrupting its normal operation. Any director may be removed from office at any time, with or without cause, by the action of the holders of at least 80% of the shares of TCPC’s capital stock then outstanding and entitled to vote for the election of the respective director.
In addition, under TCPC’s certificate of incorporation, if a Principal Shareholder is a party to any of the transactions listed below, the transaction is required to be approved by a majority of the directors followed by the approval of at least 80% of the shares of each affected class or series of outstanding Shares voting as separate classes or series; provided that only a “majority of the outstanding voting securities” (as defined in the 1940 Act) of each affected class or series voting as a single class is needed if the transaction is approved by 80% of the continuing directors of TCPC. This voting standard applies to the following transactions to which a Principal Shareholder is a party:
•	Merger or consolidation of TCPC or any of its subsidiaries with or into a Principal Shareholder.
•	Issuance of any securities of TCPC to any Principal Shareholder for cash, other than pursuant to a dividend reinvestment plan or other pro rata offering to existing shareholders.
•	Sale, lease or exchange of all or any substantial part of the assets of TCPC to a Principal Shareholder.
•
Within any 12 month period, the sale, lease or exchange to TCPC or any of its subsidiaries of any assets of a Principal Shareholder with a value greater than 5% of the value of TCPC’s total assets in exchange for securities of TCPC.

•
The purchase by TCPC or any person controlled by TCPC of Shares of TCPC from a Principal Shareholder or any transferee of a Principal Shareholder other than pursuant to a tender offer available to all holders of such class of securities.

For purposes of these provisions, a “Principal Shareholder” refers to any person who, whether directly or indirectly and whether alone or together with its affiliates and associates, beneficially owns 10% or more of the outstanding shares of TCPC’s voting securities.
The conversion of TCPC from a BDC to a closed-end investment company or an open-end investment company, the liquidation and dissolution of TCPC, the merger or consolidation of TCPC with any entity or sale of all or substantially all of TCPC’s assets to any entity in a transaction as a result of which the governing documents of the surviving entity do not contain substantially the same anti-takeover provisions as are provided in TCPC’s certificate of incorporation or to liquidate and dissolve TCPC other than in connection with a qualifying merger, consolidation or sale of assets or to amend certain of the provisions relating to these matters requires the approval of (i) the holders of at least eighty percent (80%) of the then outstanding Shares of TCPC’s capital stock, voting together as a single class, or (ii) at least (A) a majority of the “continuing directors” and (B) the holders of a majority of the then outstanding Shares of each affected class or series of TCPC’s capital stock, voting separately as a class or series. As part of any such conversion to an open-end investment company, substantially all of TCPC’s investment policies and strategies and portfolio would have to be modified to assure the degree of portfolio liquidity required for open-end investment companies. In the event of TCPC’s conversion to an open-end investment company, the common stock would cease to be listed on any national securities exchange or market system. Stockholders of an open-end investment company may require the company to redeem their shares at any time, except in certain circumstances as authorized by or under the 1940 Act, at their net asset value, less such redemption charge, if any, as might be in effect at the time of a redemption. You should assume that it is not likely that the TCPC Board would vote to convert TCPC to an open-end fund.
The 1940 Act defines “a majority of the outstanding voting securities” as the lesser of a majority of the outstanding shares and 67% of a quorum of a majority of the outstanding shares. For the purposes of calculating “a majority of the outstanding voting securities” under the TCPC certificate of incorporation, each class and series of TCPC shares will vote together as a single class, except to the extent required by the 1940 Act or the TCPC certificate of incorporation, with respect to any class or series of shares. If a separate class vote is required, the applicable proportion of shares of the class or series, voting as a separate class or series, also will be required.

DESCRIPTION OF CAPITAL STOCK OF BCIC
The following description summarizes material provisions of the DGCL and BCIC’s amended and restated certificate of incorporation (the “BCIC certificate of incorporation”) and BCIC’s bylaws. This summary is not necessarily complete, and BCIC refers you to the DGCL, the BCIC certificate of incorporation and BCIC’s bylaws for a more detailed description of the provisions summarized below.
General
Under the terms of the BCIC certificate of incorporation, BCIC’s authorized capital stock will consist solely of 200,000,000 shares of common stock, par value $0.001 per share, of which 72,571,907 shares were outstanding as of September 30, 2023, and 500 shares of preferred stock, par value $0.001 per share, of which no shares were outstanding as of September 30, 2023.
Set forth below are BCIC’s outstanding classes of capital stock as of September 30, 2023.
(1) Title of Class	(2) Amount Authorized	(3) Amount Held by BCIC for its Account	(4) Amount Outstanding Exclusive of Amounts Shown Under (3)
Common Stock	200,000,000	11,909,890	60,662,017
Preferred Stock	500	—	—
Common stock
Under the terms of the BCIC certificate of incorporation, holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive proportionately any dividends declared by the BCIC Board, subject to any preferential dividend rights of outstanding preferred stock. Upon BCIC’s liquidation, dissolution or winding up, the holders of common stock are entitled to receive ratably BCIC’s net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any series of preferred stock which BCIC may designate and issue in the future under the Securities Act in specified circumstances. In addition, holders of BCIC Common Stock may participate in BCIC’s dividend reinvestment plan.
Preferred stock
Under the terms of BCIC’s certificate of incorporation, the BCIC Board is authorized to issue shares of preferred stock in one or more series without stockholder approval. The BCIC Board has discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of each series of preferred stock. The 1940 Act limits the rights and preferences of the preferred stock that the BCIC certificate of incorporation may provide and requires, among other things, that immediately after issuance and before any distribution is made with respect to common stock, BCIC meets a coverage ratio of total assets to total senior securities, which include all of BCIC’s borrowings and BCIC’s preferred stock BCIC may issue in the future, of at least 150%, and the holder of shares of preferred stock, if any are issued, must be entitled as a class to elect two directors at all times and to elect a majority of the directors if and for so long as dividends on the preferred stock are unpaid in an amount equal to two full years of dividends on the preferred stock. The features of the preferred stock will be further limited by the requirements applicable to RICs under the Code. The purpose of authorizing the BCIC Board to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to acquire, or could discourage a third party from acquiring, a majority of BCIC’s outstanding voting stock.

Delaware law and certain charter and bylaw provisions; anti-takeover measures
BCIC is subject to the provisions of Section 203 of the General Corporation Law of Delaware. In general, the statute prohibits a publicly held Delaware corporation from engaging in a “business combination” with “interested stockholders” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes certain mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to exceptions, an “interested stockholder” is a person who, together with his affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s voting stock. The BCIC certificate of incorporation and BCIC by-laws provide that:
•	the BCIC Board be divided into three classes, as nearly equal in size as possible, with staggered three-year terms;
•	directors may be removed only for cause by the affirmative vote of the holders of 75% of the then outstanding shares of BCIC’s capital stock entitled to vote; and
•
subject to the rights of any holders of preferred stock, and unless the BCIC Board otherwise determines, any vacancy on the BCIC Board, however the vacancy occurs, including a vacancy due to an enlargement of the board, may only be filled by vote a majority of the directors then in office.

The classification of the BCIC Board and the limitations on removal of directors and filling of vacancies could have the effect of making it more difficult for a third party to acquire us, or of discouraging a third party from acquiring BCIC. The BCIC certificate of incorporation and bylaws also provide that special meetings of the stockholders may only be called by the BCIC Board, Chairman, Vice-Chairman, Chief Executive Officer or President.
Delaware’s corporation law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws requires a greater percentage. The BCIC certificate of incorporation permits the BCIC Board to amend or repeal BCIC’s bylaws. BCIC’s bylaws generally can be amended by approval of at least 66 2/3% of the total number of authorized directors. The affirmative vote of the holders of a majority of the shares of BCIC’s capital stock entitled to vote also may amend or repeal any of the provisions of the BCIC By-Laws.
Limitations of liability and indemnification
Under the BCIC certificate of incorporation, BCIC shall fully indemnify any person who was or is involved in any actual or threatened action, suit or proceeding by reason of the fact that such person is or was one of BCIC’s directors or officers. So long as BCIC is regulated under the 1940 Act, the above indemnification and limitation of liability is limited by the 1940 Act or by any valid rule, regulation or order of the SEC thereunder. The 1940 Act provides, among other things, that a company may not indemnify any director or officer against liability to it or its security holders to which he or she might otherwise be subject by reason of his or her willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office unless a determination is made by final decision of a court, by vote of a majority of a quorum of directors who are disinterested, non-party directors or by independent legal counsel that the liability for which indemnification is sought did not arise out of the foregoing conduct.
Delaware law also provides that indemnification permitted under the law shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation’s bylaws, any agreement, a vote of stockholders or otherwise.
BCIC has obtained liability insurance for its officers and directors.
Anti-takeover provisions
BCIC’s certificate of incorporation includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of BCIC or to change the composition of BCIC’s Board. This could have the effect of depriving stockholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging a third party from seeking to obtain control over BCIC. Such attempts could have the effect of increasing BCIC’s expenses and disrupting BCIC’s normal operation. The BCIC Board is divided into three classes, with the term of one class expiring at each annual meeting of stockholders. At each annual meeting, one class of

Directors is elected to a three-year term. This provision could delay for up to two years the replacement of a majority of the Board of Directors. A director may be removed from office only for cause by a vote of the holders of at least 75% of the shares then entitled to vote for the election of the respective director.
In addition, BCIC’s certificate of incorporation requires the favorable vote of a majority of the BCIC Board followed by the favorable vote of the holders of at least 75% of BCIC’s outstanding shares of each affected class or series, voting separately as a class or series, to approve, adopt or authorize certain transactions with 10% or greater holders of a class or series of shares and their associates, unless the transaction has been approved by at least 80% of BCIC directors, in which case “a majority of the outstanding voting securities” (as defined in the 1940 Act) will be required. For purposes of these provisions, a 10% or greater holder of a class or series of shares, or a principal stockholder, refers to any person who, whether directly or indirectly and whether alone or together with its affiliates and associates, beneficially owns 10% or more of the outstanding shares of BCIC’s voting securities.
The 10% holder transactions subject to these special approval requirements are: the merger or consolidation of BCIC or any subsidiary of ours with or into any principal stockholder; the issuance of any of BCIC’s securities to any principal stockholder for cash, except pursuant to any automatic dividend reinvestment plan or rights offering in which the holder does not increase its percentage of voting securities; the sale, lease or exchange of all or any substantial part of BCIC’s assets to any principal stockholder, except assets having an aggregate fair market value of less than 5% of BCIC’s total assets, aggregating for the purpose of such computation all assets sold, leased or exchanged in any series of similar transactions within a twelve-month period; or the sale, lease or exchange to BCIC or any subsidiary of BCIC’s, in exchange for BCIC’s securities, of any assets of any principal stockholder, except assets having an aggregate fair market value of less than 5% of total assets, aggregating for purposes of such computation all assets sold, leased or exchanged in any series of similar transactions within a twelve-month period.
To convert BCIC to an open-end investment company, to liquidate and dissolve BCIC, to merge or consolidate us with any entity in a transaction as a result of which the governing documents of the surviving entity do not contain substantially the same anti-takeover provisions as described in the BCIC certificate of incorporation or to amend this requirement, the BCIC certificate of incorporation requires the favorable vote of a majority of the BCIC Board’s continuing directors followed by the favorable vote of the holders of at least 75% of BCIC’s outstanding shares, voting together as a single class, unless such amendment has been approved by at least 80% of BCIC’s outstanding shares voting together as a single class. A “continuing director” is a director who has (i) been a director for at least 12 months and is not a person or an affiliate of a person who enters into or proposes to enter into a business combination with BCIC or (ii) (A) is a successor to a continuing director, (B) who was appointed to the BCIC Board by at least a majority of the continuing directors and (C) is not a person or an affiliate of a person who enters into or proposes to enter into a business combination with BCIC. As part of such a conversion to an open-end investment company substantially all of BCIC’s investment policies and strategies and portfolio would have to be modified to assure the degree of portfolio liquidity required for open-end investment companies. In the event of conversion, the common shares would cease to be listed on any national securities exchange or market system. Stockholders of an open-end investment company may require the company to redeem their shares at any time, except in certain circumstances as authorized by or under the 1940 Act, at their net asset value, less such redemption charge, if any, as might be in effect at the time of a redemption. You should assume that it is not likely that the BCIC Board would vote to convert BCIC to an open-end fund.
For the purposes of calculating “a majority of the outstanding voting securities” under the BCIC certificate of incorporation, each class and series of BCIC’s shares will vote together as a single class, except to the extent required by the 1940 Act or BCIC’s certificate of incorporation, with respect to any class or series of shares. If a separate class vote is required, the applicable proportion of shares of the class or series, voting as a separate class or series, also will be required. The BCIC Board has determined that provisions with respect to the BCIC Board and the stockholder voting requirements described above, which voting requirements are greater than the minimum requirements under Delaware law or the 1940 Act, are in the best interest of stockholders generally. Reference should be made to BCIC’s certificate of incorporation on file with the SEC for the full text of these provisions.

DIVIDEND REINVESTMENT PLAN OF TCPC
Prior to its discontinuance effective July 7, 2020, TCPC had offered an “opt in” dividend reinvestment plan to common stockholders, pursuant to which the dividends payable to those shareholders who so elected would be reinvested in shares of common stock.
TCPC may adopt a dividend reinvestment plan following the Effective Time, but there is no assurance that one will be adopted.

DIVIDEND REINVESTMENT PLAN OF BCIC
Unless the registered owner of BCIC Common Stock elects to receive cash by contacting Computershare Inc. (“Computershare”), agent for stockholders in administering BCIC’s amended and restated dividend reinvestment plan (the “BCIC DRIP Plan”), all dividends declared for common shares of BCIC will be automatically reinvested by the plan agent in additional common shares of BCIC. If the registered owner of your common shares elects not to participate in the BCIC DRIP Plan, you will receive all dividends in cash paid by check mailed directly to you (or, if the shares are held in street or other nominee name, then to such nominee) by Computershare, as dividend disbursing agent. You may elect not to participate in the BCIC DRIP Plan and to receive all dividends in cash by sending written instructions or by contacting Computershare, as dividend disbursing agent, at the address set forth below. Participation in the BCIC DRIP Plan is completely voluntary and may be terminated or resumed at any time without penalty by contacting the plan agent before the dividend record date; otherwise such termination or resumption will be effective with respect to any subsequently declared dividend. Some brokers may automatically elect to receive cash on your behalf and may re-invest that cash in additional common shares of BCIC for you. As this approach may cause you to incur brokerage charges or other transaction costs, BCIC recommend that you consult with your broker or financial adviser. If you wish for all dividends declared on your common shares of BCIC to be automatically reinvested pursuant to the BCIC DRIP Plan, please contact your broker.
The plan agent will open an account for each common stockholder under the plan in the same name in which such common stockholder’s common shares are registered. Whenever BCIC declares a dividend payable in cash, non-participants in the BCIC DRIP Plan will receive cash and participants in the BCIC DRIP Plan will receive the number of common shares referred to below. The common shares will be paid to the plan agent for the participants’ accounts through receipt of additional unissued but authorized common shares or treasury common shares from us, or through shares purchased on the open-market, as discussed below.
On March 6, 2018, the BCIC Board adopted amendments to the BCIC DRIP Plan. Under the terms of the amended BCIC DRIP Plan, if BCIC declares a dividend or determines to make a capital gain or other distribution, the reinvestment plan agent will acquire shares for the participants’ accounts, depending upon the following circumstances, (i) through receipt of additional unissued but authorized shares from BCIC (“newly issued shares”) and/or (ii) by purchase of outstanding shares on the open market (“open-market purchases”). If, on the dividend payment date, the last quarterly NAV per share is equal to or less than the closing market price per share on such dividend payment date (such condition often referred to as a “market premium”), the reinvestment plan agent will invest the dividend amount in newly issued shares on behalf of the participants. The number of newly issued shares to be credited to each participant’s account will be determined by dividing the dollar amount of the dividend by the greater of (i) the NAV per share or (ii) 95% of the closing market price on the dividend payment date. If, on the dividend payment date, the NAV per share is greater than the closing market price per share on such dividend payment date (such condition often referred to as a “market discount”), the reinvestment plan agent may, upon notice from BCIC, either (a) invest the dividend amount in newly issued shares on behalf of the participants or (b) invest the dividend amount in shares acquired on behalf of the participants in open-market purchases.
On May 13, 2020, the BCIC Board adopted further amendments to the BCIC DRIP Plan. Under the terms of the amended BCIC DRIP Plan, if BCIC makes a Cash/Stock Dividend, each stockholder will be required to elect whether to receive the dividend in cash or in shares of BCIC Common Stock, pursuant to such notices, forms or other documentation as may be provided to the stockholder by BCIC (the “Election Forms”). If the BCIC Stockholder is a BCIC DRIP Plan participant and elects to receive the Cash/Stock Dividend in cash, the stockholder will be deemed to have elected not to participate in the BCIC DRIP Plan solely with respect to such Cash/Stock Dividend and will receive the dividend in cash subject to any rules applicable to the distribution that may limit the portion of the dividend BCIC is required to pay in cash. If the BCIC Stockholder is a BCIC DRIP Plan participant and elects to receive the Cash/Stock Dividend in stock, the stockholder will receive the dividend in newly issued BCIC Common Stock. The amount of newly issued BCIC Common Stock credited to the BCIC Stockholders’ account in either case will be determined by dividing the dollar amount of the dividend (or portion of the dividend to be paid in BCIC Common Stock) by the price per share of BCIC Common Stock determined in accordance with the Election Forms rather than pursuant to the formula(s) otherwise applicable under the BCIC DRIP Plan. This feature of the BCIC DRIP Plan means that, under certain circumstances, BCIC may issue shares of BCIC Common Stock at a price below NAV per share, which could cause BCIC Stockholders to experience dilution. At BCIC’s special meeting of stockholders held on May 3, 2023, BCIC Stockholders did not approve BCIC’s ability to sell or otherwise issue shares of BCIC Common Stock at a price below its then current NAV per share for a 12-month period expiring on the anniversary of the date of stockholder approval. BCIC may not be able to achieve operating results that will allow

BCIC to make dividends at a specific level or to increase the amount of these distributions from time to time. Also, BCIC may be limited in its ability to make distributions due to the asset coverage test applicable to it as a BDC under the 1940 Act and due to provisions in its existing and future debt arrangements.
The plan agent maintains all stockholders’ accounts in the BCIC DRIP Plan and furnishes written confirmation of all transactions in the accounts, including information needed by stockholders for tax records. BCIC Common Stock in the account of each BCIC DRIP Plan participant will be held by the plan agent on behalf of the BCIC DRIP Plan participant, and each stockholder proxy will include those shares purchased or received pursuant to the BCIC DRIP Plan. The plan agent will forward all proxy solicitation materials to participants and vote proxies for shares held under the BCIC DRIP Plan in accordance with the instructions of the participants.
In the case of stockholders such as banks, brokers or nominees which hold BCIC Common Stock for others who are the beneficial owners, the plan agent will administer the BCIC DRIP Plan on the basis of the number of shares of BCIC Common Stock certified from time to time by the record stockholder’s name and held for the account of beneficial owners who participate in the BCIC DRIP Plan.
There will be no brokerage charges with respect to shares of BCIC Common Stock issued directly by BCIC. The automatic reinvestment of distributions will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such distributions. Participants that request a sale of shares of BCIC Common Stock through the plan agent are subject to a $2.50 sales fee and a $0.15 per share sold brokerage commission.
BCIC reserves the right to amend or terminate the BCIC DRIP Plan. There is no direct service charge to participants in the BCIC DRIP Plan; however, BCIC reserves the right to amend the BCIC DRIP Plan to include a service charge payable by the participants.

COMPARISON OF TCPC AND BCIC STOCKHOLDER RIGHTS
The following is a summary of the material differences between the rights of TCPC and BCIC Stockholders. The following discussion is not intended to be complete and is qualified by reference to TCPC’s certificate of incorporation, BCIC’s certificate of incorporation and the DGCL. Information about the rights of TCPC Stockholders and BCIC Stockholders can be found in TCPC’s certificate of incorporation and BCIC’s certificate of incorporation. TCPC’s certificate of incorporation is incorporated herein by reference to Exhibit 1(a)-(b) to this joint proxy statement/prospectus and will be sent to TCPC Stockholders upon request. BCIC’s certificate of incorporation is incorporated herein by reference to Exhibit 3.1-3.2 in “Item 15. Exhibits and Consolidated Financial Statement Schedules — (b) Exhibits required to be filed by Item 601 of Regulation S-K” in Part IV of BCIC’s Annual Report on Form 10-K (File No. 814-00712) for the fiscal year ended December 31, 2022, filed with the SEC on March 1, 2023, and will be sent to BCIC Stockholders upon request. See “Where You Can Find More Information.” Defined terms used in this comparison have the meaning given to them in the certificate of incorporation of TCPC or BCIC, respectively.
TCPC and BCIC are Delaware corporations subject to the DGCL. The rights of TCPC Stockholders and BCIC Stockholders are substantially similar, with the following exceptions:
	Rights of TCPC Stockholders	Rights of BCIC Stockholders
Authorized Stock
TCPC’s authorized capital stock consists of 200,000,000 shares of TCPC Common Stock, par value $0.001 per share, and 100,000,000 shares of preferred stock, par value $0.001 per share.

As of September 30, 2023, there were 57,767,264 shares of TCPC Common Stock outstanding and no shares of TCPC preferred stock outstanding.

BCIC’s authorized capital stock consists of 200,000,000 shares of BCIC Common Stock, par value $0.001 per share, and 500 shares of preferred stock, par value $0.001 per share.

As of September 30, 2023, there were 72,571,907 shares of BCIC Common Stock outstanding and no shares of BCIC preferred stock outstanding.

Approval Standards for Amendments to Certain Sections of the Certificate of Incorporation
TCPC’s certificate of incorporation contains the following special approval standards for amendment:

• To amend Article V, which generally addresses changes to the size of the board of directors and the election and removal of directors, the affirmative vote of the holders of at least eighty percent (80%) of the then outstanding shares of TCPC’s capital stock is needed; provided that only a majority of shares is needed to approve the amendment if 66 2/3% of the “continuing directors” approve the amendment.

• To amend Article VII, which provides for special meetings of stockholders and action by written consent, the affirmative vote of the holders of at least eighty percent (80%) of the then outstanding shares of TCPC’s capital stock is needed.

• To amend Article VIII, which provides a mechanism for

BCIC’s certificate of incorporation contains the following special approval standards for amendment:

• To amend Article VI, which generally addresses changes to the size of the board of directors and the election and removal of directors, the affirmative vote of the holders of at least seventy-five percent (75%) of the then outstanding shares of BCIC’s capital stock is needed.

• To amend Article IX, which provides for special meetings of stockholders, the affirmative vote of the holders of at least seventy-five percent (75%) of the then outstanding shares of BCIC’s capital stock.

• To amend Article X, which provides a mechanism for amendment of the bylaws by the board of directors, the affirmative vote of the holders of at least seventy-five percent (75%) of the then outstanding shares of BCIC’s capital stock is needed.

	Rights of TCPC Stockholders	Rights of BCIC Stockholders

amendment of the bylaws by stockholders or by the board of directors, the affirmative vote of the holders of at least eighty percent (80%) of the then outstanding shares of TCPC’s capital stock is needed.

Approval of Certain Strategic Transactions
The conversion of TCPC from a BDC to a closed-end investment company or an open-end investment company, the liquidation and dissolution of TCPC, the merger or consolidation of TCPC with any entity in a transaction as a result of which the governing documents of the surviving entity do not contain substantially the same provisions as described in Sections 5.1, 5.4, 5.5, 5.6, 7.1, 7.2, 8.1, 8.2, 9.1 and 11.1 of the TCPC certificate of incorporation or the amendment of any of the provisions discussed therein requires the approval of (i) the holders of at least eighty percent (80%) of the then outstanding Shares of TCPC’s capital stock, voting together as a single class, or (ii) at least (A) a majority of the “continuing directors” and (B) the holders of a majority of the then outstanding Shares of each affected class or series of TCPC’s capital stock, voting separately as a class or series.

The conversion of BCIC from a BDC to an open-end investment company, the liquidation and dissolution of BCIC, the merger or consolidation of BCIC with any entity in a transaction as a result of which the governing documents of the surviving entity do not contain substantially the same anti-takeover provisions as described in the BCIC certificate of incorporation or the amendment of any of the provisions discussed therein requires the approval of (i) the holders of at least eighty percent (80%) of the then outstanding Shares of BCIC’s capital stock, voting together as a single class, or (ii) at least (A) a majority of the “continuing directors” and (B) the holders of at least seventy-five percent (75%) of the then outstanding Shares of BCIC’s capital stock entitled to vote generally in the election of directors, voting together as a single class.

Voting Standard if Principal Shareholder is Party to Transaction
If a Principal Shareholder is a party to any of the transactions listed below, the transaction is required to be approved by a majority of the directors followed by the approval of at least 80% of the shares of each affected class or series of outstanding Shares voting as separate classes or series; provided that only a “majority of the outstanding voting securities” (as defined in the 1940 Act) of each affected class or series voting as a single class is needed if the transaction is approved by 80% of the continuing directors of TCPC. This voting standard applies to the following transactions to which a Principal Shareholder is a party:

• Merger or consolidation of TCPC or any of its subsidiaries with or into a Principal Shareholder.

• Issuance of any securities of TCPC to
any Principal Shareholder for cash,

If a Principal Shareholder is a party to any of the transactions listed below, the transaction is required to be approved by a majority of the directors followed by the approval of at least 75% of the shares of each affected class or series of outstanding Shares voting as separate classes or series; provided that only a “majority of the outstanding voting securities” (as defined in the 1940 Act) of each affected class or series voting as a single class is needed if the transaction is approved by 80% of the directors of BCIC. This voting standard applies to the following transactions to which a Principal Shareholder is a party:

• Merger or consolidation of BCIC or any of its subsidiaries with or into a Principal Shareholder.

• Issuance of any securities of BCIC to any Principal Shareholder for cash,

	Rights of TCPC Stockholders	Rights of BCIC Stockholders

other than pursuant to a dividend reinvestment plan or other pro rata offering to existing shareholders.

• Sale, lease or exchange of all or any substantial part of the assets of TCPC to a Principal Shareholder.

• Within any 12 month period, the sale, lease or exchange to TCPC or any of its subsidiaries of any assets of a Principal Shareholder with a value greater than 5% of the value of TCPC’s total assets in exchange for securities of TCPC.

• The purchase by TCPC or any person controlled by TCPC of Shares of TCPC from a Principal Shareholder or any transferee of a Principal Shareholder other than pursuant to a tender offer available to all holders of such class of securities.

other than pursuant to a dividend reinvestment plan.

• Sale, lease or exchange of all or any substantial part of the assets of BCIC to a Principal Shareholder.

• Within any 12 month period, the sale, lease or exchange to BCIC or any of its subsidiaries of any assets of a Principal Shareholder with a value greater than 5% of the value of BCIC’s total assets in exchange for securities of BCIC.

Removal of Directors
Any director may be removed from office at any time, with or without cause, by the action of the holders of at least 80% of the shares of TCPC’s capital stock then outstanding and entitled to vote for the election of the respective director.

Any director may be removed from office, but only for cause, by the action of the holders of at least 75% of the shares of BCIC’s capital stock then outstanding and entitled to vote for the election of the respective director.

Classified Board	The TCPC Board is not classified and the term of office of each director generally is one year.
The BCIC Board is divided into three classes, designated Class I, Class II and Class III, as nearly equal in number as possible, and the term of office of directors in each Class generally is three years.

Written Consent in Lieu of Stockholder Meeting
Any action required or permitted to be taken by the TCPC Stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by written consent of the TCPC Stockholders.
Not authorized or denied by the BCIC certificate of incorporation or bylaws.

Amendment of Bylaws by Stockholders	TCPC’s bylaws may be amended with the affirmative vote of 66 2/3% of its “continuing directors” or with the approval of at least 80% of its outstanding Shares.	BCIC’s bylaws can be amended with the approval of 66 2/3% of its directors or with the approval of a majority of its outstanding shares.

In-Kind Distributions	TCPC’s certificate of incorporation and bylaws do not restrict the ability of TCPC to make in-kind distributions.	BCIC may not make in-kind distributions in connection with a liquidation if the distribution would in the reasonable judgement of a stockholder be in violation of a law applicable to the stockholder.

CUSTODIAN, TRANSFER AND DISTRIBUTION PAYING AGENT AND REGISTRAR OF TCPC
Wells Fargo Bank, National Association provides custodian services to TCPC pursuant to a custodian services agreement. For the services provided to TCPC by the custodian, the custodian is entitled to fees as agreed upon from time to time. The address of Wells Fargo Bank, National Association is 9062 Old Annapolis Rd., Columbia, MD 21045-1951. Computershare provides transfer agency support to TCPC and serves as TCPC’s dividend paying agent under a transfer agency agreement. The address of Computershare is 150 Royall St, Canton, MA 02021 United States.
CUSTODIAN, TRANSFER AND DISTRIBUTION PAYING AGENT AND REGISTRAR OF BCIC
The Bank of New York Mellon, or BNYM, a subsidiary of The Bank of New York Mellon Corporation, provides custodian services to BCIC pursuant to a custodian services agreement. Computershare provides transfer agency services to BCIC under a transfer agency agreement and serves as BCIC’s dividend paying agent. For the services provided to BCIC by The Bank of New York Mellon Corporation and Computershare, each are entitled to fees as agreed upon from time to time. The address of BNYM is 240 Greenwich Street, New York, NY 10286. The address of Computershare is 150 Royall St., Canton, MA 02021 United States.
BROKERAGE ALLOCATION AND OTHER PRACTICES OF TCPC
Subject to the supervision of the TCPC Board, decisions to buy and sell securities and bank debt for TCPC and decisions regarding brokerage commission rates are made by TCP. Transactions on stock exchanges involve the payment by TCPC of brokerage commissions. In certain instances TCPC may make purchases of underwritten issues at prices which include underwriting fees.
In selecting a broker to execute each particular transaction, TCP takes the following into consideration: the best net price available; the reliability, integrity and financial condition of the broker; the size and difficulty in executing the order, and the value of the expected contribution of the broker to the investment performance of TCPC on a continuing basis. Accordingly, the cost of the brokerage commissions to TCPC in any transaction may be greater than that available from other brokers if the difference is reasonably justified by other aspects of the portfolio execution services offered. TCPC has paid no brokerage commissions over the previous three fiscal years. The extent to which TCP makes use of statistical, research and other services furnished by brokers may be considered by TCP in the allocation of brokerage business, but there is not a formula by which such business is allocated. TCP does so in accordance with its judgment of the best interests of TCPC and its stockholders.
One or more of the other investment funds or accounts which TCP manages may own from time to time some of the same investments as TCPC. When two or more companies or accounts seek to purchase or sell the same securities, the securities actually purchased or sold and any transaction costs will be allocated among the companies and accounts on a good faith equitable basis by TCP in its discretion in accordance with the accounts’ various investment objectives, subject to the allocation procedures adopted by the TCPC Board related to privately placed securities (including an implementation of any co-investment exemptive relief obtained by TCPC and TCP). In some cases, this system may adversely affect the price or size of the position obtainable for TCPC. In other cases, however, the ability of TCPC to participate in volume transactions may produce better execution for TCPC. It is the opinion of the TCPC Board that this advantage, when combined with the other benefits available due to TCPC’s organization, outweighs any disadvantages that may be said to exist from exposure to simultaneous transactions.
BROKERAGE ALLOCATION AND OTHER PRACTICES OF BCIC
Since BCIC generally acquires and disposes of its investments in privately negotiated transactions, it infrequently use brokers in the normal course of business. Subject to policies established by the BCIC Board, BCIA is primarily responsible for the execution of the publicly traded securities portion of the BCIC portfolio transactions and the allocation of brokerage commissions. BCIA does not execute transactions through any particular broker or dealer, but seeks to obtain the best net results for BCIC, taking into account such factors as price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution, and operational facilities of the firm and the firm’s risk and skill in positioning blocks of securities. While BCIA generally seeks reasonably competitive trade execution costs, BCIC will not necessarily pay the lowest spread or commission available. BCIC has paid $89,499 in brokerage commissions over the previous three fiscal years. Subject to applicable legal requirements, BCIA may select a broker based partly on brokerage or research services provided to BCIA and BCIC and any other clients. In return for such services, BCIC may pay a higher commission than other brokers would charge if BCIA determines in good faith that such commission is reasonable in relation to the services provided.

LEGAL MATTERS
Certain legal matters in connection with the validity of securities being offered by this joint proxy statement/prospectus will be passed upon for TCPC by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.
EXPERTS
The consolidated financial statements of TCPC and its consolidated subsidiaries as of December 31, 2022 and 2021, and for each of the three years in the period ended December 31, 2022, appearing in TCPC’s Annual Report (Form 10-K) for the year ended December 31, 2022, and the effectiveness of TCPC’s and its consolidated subsidiaries’ internal control over financial reporting as of December 31, 2022 have been audited by Deloitte & Touche LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.
The consolidated financial statements of BCIC and its consolidated subsidiaries as of December 31, 2022 and 2021, and for each of the three years in the period ended December 31, 2022, appearing in BCIC’s Annual Report (Form 10-K) for the year ended December 31, 2022 have been audited by Deloitte & Touche LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
The address of Deloitte & Touche LLP is 555 West 5th Street Suite 2700, Los Angeles, CA 90013.
OTHER MATTERS
No other matter is likely to come before the TCPC Special Meeting or the BCIC Special Meeting or may properly come before the TCPC Special Meeting or the BCIC Special Meeting.
Pursuant to TCPC’s bylaws the chairman of the TCPC Special Meeting will have the power to adjourn the TCPC Special Meeting from time to time for such periods as the chairman of such meeting will direct for up to 30 days without notice other than announcement at such meeting.
Pursuant to BCIC’s bylaws the chairman of the BCIC Special Meeting will have the power to adjourn the BCIC Special Meeting from time to time for such periods as the chairman of such meeting will direct for up to 30 days without notice other than announcement at such meeting.
STOCKHOLDERS SHARING AN ADDRESS
Please note that only one copy of this joint proxy statement/prospectus may be delivered to two or more TCPC Stockholders who share an address unless TCPC has received contrary instructions from one or more of such stockholders. TCPC will deliver promptly, upon request, a separate copy of any of these documents to TCPC Stockholders at a shared address to which a single copy of such document(s) was delivered. TCPC Stockholders who wish to receive a separate copy of any of these documents, or to receive a single copy of such documents if multiple copies were delivered, now or in the future, should submit their request by calling TCPC collect at (213) 830-6300 or by writing to BlackRock TCP Capital Corp., 2951 28th Street, Suite 1000 Santa Monica, California 90405, Attention: Secretary.
Please note that only one copy of this joint proxy statement/prospectus may be delivered to two or more BCIC Stockholders who share an address unless BCIC has received contrary instructions from one or more of such stockholders. BCIC will deliver promptly, upon request, a separate copy of any of these documents to BCIC Stockholders at a shared address to which a single copy of such document(s) was delivered. BCIC Stockholders who wish to receive a separate copy of any of these documents, or to receive a single copy of such documents if multiple copies were delivered, now or in the future, should submit their request by calling BCIC collect at (213) 830-6300 or by writing to BlackRock Capital Investment Corporation, 50 Hudson Yards, New York, New York 10001, Attention: Secretary.

WHERE YOU CAN FIND MORE INFORMATION
TCPC has filed with the SEC a registration statement on Form N-14 (of which this joint proxy statement/prospectus is a part), together with all amendments and related exhibits, under the Securities Act. The registration statement contains additional information about TCPC and the securities being offered by this document.
Each of TCPC and BCIC files with or submits to the SEC annual, quarterly and current reports, proxy statements and other information meeting the informational requirements of the Exchange Act. You may inspect and copy these reports, proxy statements and other information, as well as the registration statement and related exhibits and schedules, at the Public Reference Room of the SEC at 100 F Street, NE, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements and other information filed electronically by each of TCPC and BCIC with the SEC. Copies of these reports, proxy and information statements and other information may be obtained, after paying a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, 100 F Street, NE, Washington, D.C. 20549.
TCPC maintains a website at www.tcpcapital.com and makes all of its annual, quarterly and current reports, proxy statements and other publicly filed information available, free of charge, on or through its website. Except for documents incorporated by reference into this joint proxy statement/prospectus and any accompanying prospectus supplement, information contained on such website is not incorporated by reference into this joint proxy statement/prospectus. You may also request a copy of these filings (other than exhibits, unless the exhibits are specifically incorporated by reference into these documents) at no cost by writing, emailing or calling TCPC at the following address and telephone number:
Global Investor Relations
BlackRock TCP Capital Corp.
2951 28th Street, Suite 1000
Santa Monica, California 90405
(310) 566-1003
investor.relations@TCPcapital.com
You may request a copy of BCIC’s publicly filed information (other than exhibits, unless the exhibits are specifically incorporated by reference into these documents) at no cost by writing, emailing or calling BCIC at the following address and telephone number:
BlackRock Capital Investment Corporation
50 Hudson Yards
New York, New York 10001
Attention: Nik Singhal
(212) 810-5800
nik.singhal@blackrock.com

INCORPORATION BY REFERENCE FOR TCPC
This joint proxy statement/prospectus is part of a registration statement that TCPC has filed with the SEC. TCPC is allowed to “incorporate by reference” the information that it files with the SEC, which means TCPC can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this joint proxy statement/prospectus.
This joint proxy statement/prospectus and any prospectus supplement incorporate by reference the documents set forth below that have previously been filed with the SEC:
•	TCPC’s Annual Report on Form 10-K (File No. 814-00899) for the fiscal year ended December 31, 2022, filed with the SEC on March 31, 2023.
•	TCPC’s Quarterly Report on Form 10-Q (File No. 814-00899) for the quarter ended September 30, 2023, filed with the SEC on November 2, 2023.
•	TCPC’s Quarterly Report on Form 10-Q (File No. 814-00899) for the quarter ended June 30, 2023, filed with the SEC on August 3, 2023.
•	TCPC’s Quarterly Report on Form 10-Q (File No. 814-00899) for the quarter ended March 31, 2023, filed with the SEC on May 4, 2023.
•	TCPC’s Current Report on Form 8-K (File No. 814-00899) filed with the SEC on September 6, 2023.
•	TCPC’s Current Report on Form 8-K (File No. 814-00899) filed with the SEC on August 8, 2023.
•	TCPC’s Current Report on Form 8-K (File No. 814-00899) filed with the SEC on June 26, 2023.
•	TCPC’s Current Report on Form 8-K (File No. 814-00899) filed with the SEC on May 25, 2023.
•
Those portions of TCPC’s Definitive Proxy Statement on Schedule 14A for its 2023 Annual Meeting of Stockholders, filed with the SEC on April 6, 2023, that were specifically incorporated by reference into TCPC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC on March 31, 2023.

To obtain a copy of these filings, see “Where You Can Find More Information.”

INCORPORATION BY REFERENCE FOR BCIC
This joint proxy statement/prospectus is part of a registration statement that TCPC has filed with the SEC. BCIC is allowed to “incorporate by reference” the information that it files with the SEC, which means BCIC can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this joint proxy statement/prospectus.
This joint proxy statement/prospectus and any prospectus supplement incorporate by reference the documents set forth below that have previously been filed with the SEC:
•	BCIC’s Annual Report on Form 10-K (File No. 814-00712) for the fiscal year ended December 31, 2022, filed with the SEC on March 1, 2023;
•	BCIC’s Quarterly Report on Form 10-Q (File No. 814-00712) for the quarter ended September 30, 2023, filed with the SEC on November 8, 2023;
•	BCIC’s Quarterly Report on Form 10-Q (File No. 814-00712) for the quarter ended June 30, 2023, filed with the SEC on August 2, 2023;
•	BCIC’s Quarterly Report on Form 10-Q (File No. 814-00712) for the quarter ended March 31, 2023, filed with the SEC on May 1, 2023.
•	BCIC's Current Report on Form 8-K (File No. 814-00712) filed with the SEC on September 6, 2023.
•	BCIC's Current Report on Form 8-K (File No. 814-00712) filed with the SEC on September 6, 2023.
•	BCIC’s Current Report on Form 8-K (File No. 814-00712) filed with the SEC on August 2, 2023.
•	BCIC’s Current Report on Form 8-K (File No. 814-00712) filed with the SEC on May 24, 2023.
•	BCIC’s Current Report on Form 8-K (File No. 814-00712) filed with the SEC on May 4, 2023.
•	BCIC’s Current Report on Form 8-K (File No. 814-00712) filed with the SEC on May 1, 2023.
•	BCIC’s Current Report on Form 8-K (File No. 814-00712) filed with the SEC on April 4, 2023.
•	BCIC’s Current Report on Form 8-K (File No. 814-00712) filed with the SEC on March 16, 2023.
•	BCIC’s Current Report on Form 8-K (File No. 814-00712) filed with the SEC on March 1, 2023.
•
Those portions of BCIC’s Definitive Proxy Statement on Schedule 14A for its 2023 Annual Meeting of Stockholders, filed with the SEC on March 15, 2023, that were specifically incorporated by reference into BCIC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC on March 1, 2023.

To obtain copies of these filings, see “Where You Can Find More Information.”

Annex A
ANNEX A - MERGER AGREEMENT

AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER

among

BLACKROCK CAPITAL INVESTMENT CORPORATION,

BLACKROCK TCP CAPITAL CORP.,

PROJECT SPURS MERGER SUB, LLC,

TENNENBAUM CAPITAL PARTNERS, LLC

(for the limited purposes set forth herein)

and

BLACKROCK CAPITAL INVESTMENT ADVISORS, LLC

(for the limited purposes set forth herein)

Dated as of January 10, 2024

A-i

A-ii

A-iii

AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER
AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER, dated as of January 10, 2024 (this “Agreement”), among BlackRock Capital Investment Corporation, a Delaware corporation (“BCIC”), BlackRock TCPC Capital Corp., a Delaware corporation (“TCPC”), Project Spurs Merger Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of SVCP (as defined below) (“Merger Sub”), and, solely for the purposes of Section 2.6, Article V, Section 8.1(g) and Article XI, (x) BlackRock Capital Investment Advisors, LLC, a Delaware limited liability company (“BCIA”), and (y) Tennenbaum Capital Partners, LLC, a Delaware limited liability company and wholly owned subsidiary of BCIA (“TCP” and, collectively with BCIA, the “Advisors”).
RECITALS
WHEREAS, each of BCIC and TCPC has previously elected to be regulated as a business development company (“BDC”), as defined in Section 2(a)(48) of the Investment Company Act, and BCIA is the investment adviser to BCIC and TCP is the investment adviser to TCPC;
WHEREAS, BCIC, TCPC, Merger Sub and the Advisors previously entered into that certain Agreement and Plan of Merger, dated as of the Signing Date (the “Original Merger Agreement”), and, pursuant to Section 9.5 of the Original Merger Agreement, the parties desire to amend and restate the Original Merger Agreement in its entirety;
WHEREAS, upon the terms and subject to the conditions set forth in this Agreement BCIC shall merge with and into Merger Sub (the “Merger”), with Merger Sub as the surviving company in the Merger (sometimes referred to in such capacity as the “Surviving Company”);
WHEREAS, the board of directors of BCIC (the “BCIC Board”), upon the recommendation of a committee of the BCIC Board comprised solely of all of the Independent Directors of BCIC (the “BCIC Special Committee”), has unanimously (i) determined that (x) this Agreement and the terms of the Merger and the related Transactions are advisable and in the best interests of BCIC and (y) the interests of BCIC’s existing stockholders will not be diluted (as provided under Rule 17a-8 of the Investment Company Act) as a result of the Transactions, (ii) approved this Agreement and the Transactions, (iii) directed that the adoption of this Agreement and approval of the Transactions be submitted to BCIC’s stockholders at the BCIC Stockholders Meeting and (iv) resolved to recommend that the stockholders of BCIC adopt this Agreement and approve the Transactions;
WHEREAS, the board of directors of TCPC (the “TCPC Board”), upon the recommendation of a committee of the TCPC Board comprised solely of all of the Independent Directors of TCPC (the “TCPC Special Committee”), has unanimously (i) determined that (x) this Agreement and the terms of the Merger and the related Transactions are advisable and in the best interests of TCPC and (y) the interests of TCPC’s existing stockholders will not be diluted (as provided under Rule 17a-8 of the Investment Company Act) as a result of the Transactions, (ii) approved this Agreement and the Transactions, (iii) approved the TCPC Matters, (iv) directed that the approval of the TCPC Matters be submitted to TCPC stockholders at the TCPC Stockholders Meeting and (v) resolved to recommend that the stockholders of TCPC approve the TCPC Matters;
WHEREAS, the board of managers of Merger Sub and Special Value Continuation Partners LLC, a Delaware limited liability company and wholly owned direct Consolidated Subsidiary of TCPC (“SVCP”), acting in SVCP’s capacity as the sole member of Merger Sub, has approved this Agreement and the Transactions;
WHEREAS, in connection with the Transactions, TCPC and TCP have executed (i) the Amended and Restated TCPC Advisory Agreement and (ii) the Fee Waiver Agreement, each effective upon, and subject to the occurrence of, the Closing;
WHEREAS, on the Signing Date, BCIC, together with the lender parties thereto (collectively, the “Lenders”) and the other parties thereto, executed the BCIC Revolving Credit Agreement Amendment (as defined below), pursuant to which, among other things, the Lenders agree to permit (and/or not prohibit, as applicable) the Transactions;
WHEREAS, the parties intend the Merger to qualify for the Intended Tax Treatment, and intend for this Agreement to constitute a “plan of reorganization” within the meaning of Section 368 of the Code; and
WHEREAS, the parties desire to make certain representations, warranties, covenants and other agreements in connection with the Transactions and also to prescribe certain conditions to the Transactions.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and other agreements contained in this Agreement, the parties agree as follows:
ARTICLE I

THE MERGER
1.1 The Merger. Subject to the terms and conditions of this Agreement, in accordance with the Delaware General Corporation Law (the “DGCL”) and the Delaware Limited Liability Company Act (the “DLLCA”), at the Effective Time, BCIC shall merge with and into Merger Sub, and the separate corporate existence of BCIC shall cease. Merger Sub shall be the surviving company in the Merger and shall continue its existence as a limited liability company under the Laws of the State of Delaware.
1.2 Closing. On the terms and subject to the conditions set forth in this Agreement, the closing of the Merger (the “Closing”) shall take place by mutual exchange of electronic signature pages, on the date that is one (1) Business Day after the satisfaction or waiver of the latest to occur of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions by the party or parties entitled to the benefit thereof), unless otherwise agreed in writing by the parties to this Agreement (the “Closing Date”).
1.3 Effective Time. The Merger shall become effective as set forth in the certificate of merger relating to the Merger (the “Certificate of Merger”) that shall be filed with, and accepted for record by, the Secretary of State of the State of Delaware (the “DE SOS”) on the Closing Date. The term “Effective Time” shall be the date and time when the Merger becomes effective as set forth in the Certificate of Merger.
1.4 Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in the DGCL and the DLLCA.
1.5 Conversion of Equity Interests. At the Effective Time, by virtue of the Merger and without any action on the part of BCIC, TCPC or Merger Sub or the holder of any of the following securities:
(a) Each limited liability company interest of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one limited liability company interest of the Surviving Company, which shall constitute the only equity interests of the Surviving Company issued and outstanding immediately after the Effective Time.
(b) All shares of common stock, par value $0.001 per share, of BCIC (the “BCIC Common Stock”) issued and outstanding immediately prior to the Effective Time that are owned (i) by TCPC or any of its Consolidated Subsidiaries (including Merger Sub) or (ii) by BCIC as treasury stock shall, in each case, be cancelled and shall cease to exist and no shares of common stock, par value $0.001 per share, of TCPC (the “TCPC Common Stock”) or any other consideration shall be delivered in exchange therefor (such shares, the “Cancelled Shares”).
(c) Subject to Section 1.5(e), each share of BCIC Common Stock issued and outstanding immediately prior to the Effective Time, except for the Cancelled Shares, shall be converted, in accordance with the procedures set forth in Article II, into the right to receive a number of shares of TCPC Common Stock equal to the Exchange Ratio (the “Merger Consideration”).
(d) All of the shares of BCIC Common Stock converted into the right to receive the Merger Consideration pursuant to Section 1.5(c) shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each such share of BCIC Common Stock, all of which are in non-certificated book-entry form, shall thereafter represent only the right to receive the Merger Consideration, cash in lieu of fractional shares into which such shares of BCIC Common Stock represented in non-certificated book-entry form have been converted pursuant to Section 2.2 and any dividends or other distributions payable pursuant to Section 2.4(b).
(e) The Exchange Ratio shall be appropriately adjusted (to the extent not already taken into account in determining the Closing BCIC Net Asset Value and/or the Closing TCPC Net Asset Value, as applicable) to account for the Tax Dividend, if applicable, or if, between the Determination Date and the Effective Time, the respective issued and outstanding shares of TCPC Common Stock or BCIC Common Stock shall have been increased or decreased or changed into or exchanged for a different number or kind of shares or securities, in each case, as a result of any reclassification, recapitalization, stock split, reverse stock split, split-up, merger, issue tender or exchange offer, combination or exchange of shares or similar transaction, or if a stock dividend or dividend payable in any other securities or similar distribution shall be authorized and declared with a record date within such period (as permitted by this Agreement), in each case to provide the stockholders of BCIC and TCPC the same economic effect as contemplated by this Agreement prior to such event, and such items, so adjusted shall, from and after the date of such event, be the Exchange Ratio. Nothing in this Section 1.5(e) shall be construed to permit any party hereto to take any action that is otherwise prohibited or restricted by any other provision of this Agreement.
1.6 Governing Documents. (i) The certificate of formation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the certificate of formation of the Surviving Company and (ii) the limited liability company agreement of Merger Sub, as in effect immediately prior to the Effective Time, shall be amended and restated as of the Effective Time to be the limited liability company agreement of the Surviving Company, in each case, until thereafter amended in accordance with applicable Law and their respective terms, as applicable.
1.7 Directors and Officers. Subject to applicable Law, the directors and officers of Merger Sub immediately prior to the Effective Time shall be the directors and officers of the Surviving Company and shall hold office until their respective successors are duly elected and qualify, or their earlier death, resignation or removal.
1.8 Effect on TCPC Common Stock. Each share of TCPC Common Stock outstanding immediately prior to the Effective Time shall remain outstanding.
1.9 Termination of Certain Contractual Obligations. As of the Effective Time, the BCIC Advisory Agreement and the BCIC Administration Agreement shall be automatically terminated and of no further force and effect.
ARTICLE II

MERGER CONSIDERATION
2.1 Delivery of Evidence of TCPC Common Stock. As soon as reasonably practicable after the Effective Time, TCPC shall deposit with the Paying and Exchange Agent evidence of book-entry shares representing TCPC Common Stock issued as Merger Consideration pursuant to Section 1.5(c).
2.2 Fractional Shares. No fractional shares of TCPC Common Stock shall be issued upon the conversion of BCIC Common Stock pursuant to Section 1.5(c), and such fractional share interests shall not entitle the owner thereof to vote or to any rights of a holder of TCPC Common Stock. Each holder of shares of BCIC Common Stock converted pursuant to the Merger that would otherwise have been entitled to receive a fraction of a share of TCPC Common Stock pursuant to Section 1.5(c) shall receive, in lieu thereof, cash (without interest) in an amount equal to the product of (i) such fractional part of a share of TCPC Common Stock multiplied by (ii) the volume-weighted average trading price of a share of TCPC Common Stock on the Nasdaq Global Select Market (“Nasdaq”) for the five (5) consecutive Trading Days ending on the third (3rd) Trading Day preceding the Closing Date (as reported by Bloomberg L.P. or its successor or, if not reported thereon, another authoritative source selected by TCPC that is reasonably acceptable to BCIC). For purposes of this Section 2.2, all fractional shares to which a single record holder would be entitled shall be aggregated and calculations shall be rounded to three decimal places.
2.3 Paying and Exchange Agent. Prior to the Effective Time, TCPC shall appoint TCPC’s transfer agent or other bank or trust company to act as exchange agent (the “Paying and Exchange Agent”) hereunder, pursuant to an agreement in a form reasonably acceptable to each of TCPC and BCIC. Following the Effective Time, TCPC shall deposit, or shall cause to be deposited, with the Paying and Exchange Agent cash sufficient to pay the aggregate cash for fractional shares in accordance with Section 2.2. Any cash deposited with the Paying and Exchange Agent shall hereinafter be referred to as the “Exchange Fund.”
2.4 Delivery of Merger Consideration.
(a) Each holder of record of shares of BCIC Common Stock (other than the Cancelled Shares) that were converted into the right to receive the Merger Consideration pursuant to Section 1.5(c) and any cash in lieu of fractional shares of TCPC Common Stock to be issued or paid in consideration therefor pursuant to Section 2.2 and any dividends and other distributions pursuant to Section 2.4(b), shall, promptly after the Effective Time, be entitled to receive the Merger Consideration, any cash in lieu of fractional shares of TCPC

Common Stock to be issued or paid in consideration therefor pursuant to Section 2.2 and any dividends or other distributions to which such holder is entitled pursuant to Section 2.4(b). The Exchange Fund shall not be used for any other purpose other than the purposes provided for in the immediately preceding sentence.
(b) Subject to the effect of applicable abandoned property, escheat or similar Laws, following the Effective Time, the record holder of shares of BCIC Common Stock (other than Cancelled Shares) at the Effective Time shall be entitled to receive, without interest, the amount of dividends or other distributions with a record date after the Effective Time theretofore payable with respect to the whole shares of TCPC Common Stock represented by such shares of BCIC Common Stock and not paid.
2.5 No Further Ownership Rights. All Merger Consideration and any cash in lieu of fractional shares of TCPC Common Stock paid by TCPC in accordance with the terms of Article I and Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to BCIC Common Stock in respect of which such Merger Consideration or cash in lieu of fractional shares of TCPC Common Stock was paid. From and after the Effective Time, the stock transfer books of BCIC shall be closed, and there shall be no further transfers on the stock transfer books of BCIC of the shares of BCIC Common Stock that were issued and outstanding immediately prior to the Effective Time.
2.6 Net Asset Value Calculation.
(a) TCPC shall deliver to BCIC a calculation of the net asset value of TCPC as of a date mutually agreed between TCPC and BCIC, such date to be no earlier than 48 hours (excluding Sundays and holidays) prior to the Effective Time (such agreed date, the “Determination Date”), calculated in good faith as of such date and based on the same assumptions and methodologies, and applying the same categories of adjustments to net asset value (except as may be mutually agreed by the parties) historically used in preparing the calculation of the net asset value per share of TCPC Common Stock (with an accrual for any dividend declared by TCPC and not yet paid) (the “Closing TCPC Net Asset Value”); provided that TCPC shall update the calculation of the Closing TCPC Net Asset Value in the event that the Closing is subsequently delayed or there is a more than de minimis change to the Closing TCPC Net Asset Value prior to the Closing (including any dividend declared after the Determination Date but prior to Closing) and as needed to ensure the Closing TCPC Net Asset Value is determined within 48 hours (excluding Sundays and holidays) prior to the Effective Time; provided, further, that TCP shall certify in writing to BCIC, the calculation of the Closing TCPC Net Asset Value.
(b) BCIC shall deliver to TCPC a calculation of the net asset value of BCIC as of the Determination Date, calculated in good faith as of such date and based on the same assumptions and methodologies, and applying the same categories of adjustments to net asset value (except (i) that any quoted investments valued by reference to bid-ask prices shall be valued at the mid-point of the bid-ask spread as reported by the pricing vendor or broker, such that the valuation treatment of such investments is consistent with the valuation policies of TCPC, and (ii) as otherwise may be mutually agreed by the parties) historically used in preparing the calculation of the net asset value per share of BCIC Common Stock (with an accrual for any dividend declared by BCIC and not yet paid) (the “Closing BCIC Net Asset Value”); provided that BCIC shall update the calculation of the Closing BCIC Net Asset Value in the event that the Closing is subsequently delayed or there is a more than de minimis change to the Closing BCIC Net Asset Value prior to the Closing (including any dividend declared after the Determination Date but prior to Closing) and as needed to ensure the Closing BCIC Net Asset Value is determined within 48 hours (excluding Sundays and holidays) prior to the Effective Time; provided, further, that BCIA shall certify in writing to TCPC, the calculation of the Closing BCIC Net Asset Value.
(c) In connection with preparing the calculations provided pursuant to this Section 2.6, each of BCIC and TCPC will use the portfolio valuation methods adopted by their respective valuation designee and approved by the BCIC Board or the TCPC Board, as applicable, for valuing the securities and other assets of BCIC or TCPC, as applicable, under Rule 2a-5 of the Investment Company Act as of the Signing Date, except as set forth above in Section 2.6(b) or as otherwise agreed by each of the TCPC Board and the BCIC Board.
(d) Each Advisor agrees to give each of TCPC and BCIC and its respective Representatives, upon reasonable request, reasonable access to the individuals who have prepared each calculation provided pursuant to this Section 2.6 and to the information, books, records, work papers and back-up materials used or useful in preparing each such calculation, including any reports prepared by valuation agents, in order to assist such party with its review of such calculation so long as such individuals remain employed by such Advisor or any of its respective Affiliates.

2.7 Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to stockholders of BCIC as of the first anniversary of the Effective Time may be paid to TCPC, upon TCPC’s written demand to the Paying and Exchange Agent. In such event, any former stockholders of BCIC who have not theretofore complied with any applicable requirements to receive cash in lieu of fractional shares of TCPC Common Stock shall thereafter look only to TCPC with respect to such cash in lieu of fractional shares, without any interest thereon. Notwithstanding the foregoing, none of TCPC, BCIC, the Surviving Company, Merger Sub, the Paying and Exchange Agent or any other Person shall be liable to any former holder of shares of BCIC Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar Laws.
2.8 Withholding Rights. Merger Sub, TCPC or the Paying and Exchange Agent, as applicable, shall be entitled to deduct and withhold from amounts payable pursuant to this Agreement to any holder of BCIC Common Stock such amounts as it determines in good faith are required to be deducted and withheld with respect to the making of such payment under the Code, or under any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld and paid over to the appropriate Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the recipient.
ARTICLE III

REPRESENTATIONS AND WARRANTIES OF BCIC
Except with respect to matters that have been Previously Disclosed, BCIC hereby represents and warrants to TCPC and Merger Sub that:
3.1 Corporate Organization.
(a) BCIC is a corporation duly incorporated and validly existing under the Laws of the State of Delaware and in good standing with the DE SOS. BCIC has the requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business as a foreign corporation in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, in each case, other than as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to BCIC. BCIC has duly elected to be regulated as a BDC, and such election has not been revoked or withdrawn and is in full force and effect.
(b) True, complete and correct copies of the Certificate of Incorporation of BCIC, as amended (the “BCIC Certificate”), and the Amended and Restated Bylaws of BCIC (the “BCIC Bylaws”), as in effect as of the Signing Date, have previously been publicly filed by BCIC.
(c) Each Consolidated Subsidiary of BCIC (i) is duly incorporated or duly formed, as applicable to each such Consolidated Subsidiary, and validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization, as applicable, (ii) has the requisite corporate (or similar) power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and (iii) is duly licensed or qualified to do business as a foreign corporation or other business entity in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, other than in the case of clauses (ii) and (iii), as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to BCIC.
3.2 Capitalization.
(a) The authorized capital stock of BCIC consists of (i) 200,000,000 shares of BCIC Common Stock, of which (x) 72,571,907 shares were outstanding and (y) 11,909,890 shares were held by BCIC as treasury stock, in each case, as of the close of business on August 30, 2023 (the “BCIC Capitalization Date”) and (ii) 500 shares of BCIC Preferred Stock, of which no shares were outstanding as of the close of business of the BCIC Capitalization Date. All of the issued and outstanding shares of BCIC Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability with respect to BCIC attaching to the ownership thereof. No Indebtedness having the right to vote on any matters on which stockholders of BCIC may vote (“BCIC Voting Debt”) is issued or outstanding. As of the close of business of the BCIC Capitalization Date, except pursuant to BCIC’s amended and restated dividend reinvestment plan, BCIC does not have and is not bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character (“Rights”) calling for the purchase or issuance of, or the payment of any amount based on, any shares of BCIC Common Stock, BCIC Voting Debt or any other equity securities of BCIC or any securities representing the right to purchase or otherwise receive any shares of BCIC Common Stock, BCIC Voting Debt or other equity securities of BCIC. There are no obligations of BCIC or any of its Consolidated Subsidiaries (i) to repurchase, redeem or otherwise acquire any shares of capital stock of BCIC, BCIC Voting Debt or any equity security of BCIC or its Consolidated Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of capital stock, BCIC Voting Debt or any other equity security of BCIC or its Consolidated Subsidiaries or (ii) pursuant to which BCIC or any of its Consolidated Subsidiaries is or could be required to register shares of BCIC’s capital stock or other securities under the Securities Act. All BCIC Common Stock has been sold in compliance with applicable Law.
(b) All of the issued and outstanding shares of capital stock or other equity ownership interests of each Consolidated Subsidiary of BCIC are owned by BCIC, directly or indirectly, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (in respect of corporate entities) and free of preemptive rights. No Consolidated Subsidiary of BCIC has or is bound by any outstanding Rights calling for the purchase or issuance of, or the payment of any amount based on, any shares of capital stock or any other equity security of such Consolidated Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Consolidated Subsidiary.
3.3 Authority; No Violation.
(a) BCIC has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the Transactions. The execution and delivery of this Agreement and the consummation of the Transactions have been duly authorized by all necessary action on the part of the BCIC Board. The BCIC Board (on the recommendation of the BCIC Special Committee) has unanimously (i) determined that (A) this Agreement and the terms of the Merger and the related Transactions are advisable and in the best interests of BCIC and (B) the interests of BCIC’s existing stockholders will not be diluted (as provided under Rule 17a-8 of the Investment Company Act) as a result of the Transactions, (ii) approved this Agreement and the Transactions, (iii) directed that the adoption of this Agreement and approval of the Transactions be submitted to BCIC’s stockholders for approval at a duly held meeting of such stockholders (the “BCIC Stockholders Meeting”) and (iv) resolved to recommend that the stockholders of BCIC adopt this Agreement and approve the Transactions. Except for receipt of the approval of at least a majority of the outstanding shares of BCIC Common Stock entitled to vote thereon to approve the BCIC Matters at a duly held meeting of BCIC stockholders (the “BCIC Requisite Vote”), the Merger and the other Transactions have been authorized by all necessary corporate action on the part of BCIC. This Agreement has been duly and validly executed and delivered by BCIC and (assuming due authorization, execution and delivery by TCPC, Merger Sub and the Advisors) constitutes the valid and binding obligation of BCIC, enforceable against BCIC in accordance with its terms (except as may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar Laws of general applicability relating to or affecting the rights of creditors generally and subject to general principles of equity (the “Enforceability Exception”)).
(b) Neither the execution and delivery of this Agreement by BCIC, nor the consummation by BCIC of the Transactions, nor performance of this Agreement by BCIC will (i) violate any provision of the BCIC Certificate or the BCIC Bylaws, or (ii) assuming that the consents, approvals and filings referred to in Section 3.3(a) and Section 3.4 are duly obtained and/or made, (A) violate any Law or Order applicable to BCIC or any of its Consolidated Subsidiaries or (B) violate, conflict with, result in a breach of or the loss of any benefit under, constitute a default (or an event that, with or without the giving of notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, require the consent, approval or authorization of, or notice to or filing with any third party with respect to, or result in the creation of any Lien upon any of the respective properties or assets of BCIC or any of its Consolidated Subsidiaries under, any of the terms, conditions or provisions of any Permit, Contract or other obligation to which BCIC or any of its Consolidated Subsidiaries is a party or by which any of them or any of their respective properties or assets is bound except, with respect to clause (ii)(B), any such violation, conflict, breach, loss, default, termination, cancellation, acceleration, consent, approval or creation that would not, individually or in the aggregate, reasonably be expected to be material to BCIC and its Consolidated Subsidiaries, taken as a whole. Section 3.3(b) of the BCIC Disclosure Schedule sets forth, to BCIC’s Knowledge, any material consent fees payable to a third party in connection with the Merger.
3.4 Governmental Consents. No consents or approvals of, or filings or registrations with, any Governmental Entity are necessary in connection with the consummation by BCIC of the Merger and the other Transactions, except for (i) the filing with the SEC of a joint proxy statement/prospectus in definitive form relating to the BCIC Stockholders Meeting and the TCPC Stockholders Meeting to be held in connection with this Agreement and the Transactions (the “Joint Proxy Statement/Prospectus”) and of a registration statement on Form N-14 or such other appropriate SEC form (the “Registration Statement”) in which the Joint Proxy Statement/Prospectus will be included as a prospectus, and declaration of effectiveness of the Registration Statement by the SEC, (ii) the filing of the Certificate of Merger with, and the acceptance by, the DE SOS, (iii) any notices or filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (iv) such filings and approvals, if any, as are required to be made or obtained under the securities or “blue sky” Laws of various states in connection with the issuance of the shares of TCPC Common Stock pursuant to this Agreement, (v) compliance with the rules and regulations of Nasdaq, (vi) the reporting of this Agreement on a Current Report on Form 8-K and (vii) any such other consents, approvals, filings or registrations that the failure to obtain or make would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on BCIC.
3.5 Reports.
(a) BCIC has timely filed or furnished all forms, statements, certifications, reports and documents that it was required to file or furnish since January 1, 2020 (the “Applicable Date”) with or to the SEC (such forms, statements, certifications, reports and documents filed or furnished since the Applicable Date, including any amendments thereto, the “BCIC SEC Reports”), except as would not, individually or in the aggregate, reasonably be expected to be material to BCIC and its Consolidated Subsidiaries taken as a whole. To BCIC’s Knowledge, no BCIC SEC Report, at the time filed or furnished with or to the SEC, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances in which they were made, not misleading. To BCIC’s Knowledge, all BCIC SEC Reports, as of their respective dates, complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto. None of the Consolidated Subsidiaries of BCIC is required to make any filing with the SEC.
(b) Neither BCIC nor any of its Consolidated Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any Contract, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, any Governmental Entity that currently restricts in any material respect the conduct of its business (or to BCIC’s Knowledge that, upon consummation of the Merger, would restrict in any material respect the conduct of the business of BCIC or any of its Consolidated Subsidiaries), or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit, risk management or compliance policies, its internal controls, its management or its business, other than those of general application that apply to similarly situated BDCs or their Consolidated Subsidiaries, nor has BCIC or any of its Consolidated Subsidiaries been advised in writing or, to the Knowledge of BCIC, verbally, by any Governmental Entity that it is considering issuing, initiating, ordering or requesting any of the foregoing.
(c) BCIC has made available to TCPC all material correspondence with the SEC since the Applicable Date and, as of the Signing Date, to the Knowledge of BCIC (i) there are no unresolved comments from the SEC with respect to the BCIC SEC Reports or any SEC examination of BCIC and (ii) none of the BCIC SEC Reports is subject to any ongoing review by the SEC.
3.6 BCIC Financial Statements.
(a) The consolidated financial statements, including the related consolidated schedules of investments, of BCIC and its Consolidated Subsidiaries included (or incorporated by reference) in the BCIC SEC Reports (including the related notes, where applicable) (i) fairly present in all material respects the consolidated results of operations, cash flows, changes in net assets and consolidated financial position of BCIC and its Consolidated Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (except that unaudited statements may not contain notes and are subject to recurring year-end audit adjustments normal in nature and amount); (ii) to BCIC’s Knowledge, have complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and (iii) have been prepared in all material respects in accordance with U.S. generally accepted accounting principles (“GAAP”) consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. Deloitte & Touche LLP (“Deloitte”) has not resigned, threatened resignation or been dismissed as BCIC’s independent public accountant as a result of or in connection with any disagreements with BCIC on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.
(b) Except for (A) liabilities reflected or reserved against on the consolidated statements of assets and liabilities of BCIC as of December 31, 2022 included in the audited financial statements set forth in BCIC’s annual report on Form 10-K for the year ended December 31, 2022 (the “BCIC Balance Sheet”), (B) liabilities incurred in the ordinary course of business since December 31, 2022, (C) liabilities incurred in connection with this Agreement and the Transactions, (D) liabilities otherwise disclosed in the BCIC SEC Reports, (E) liabilities incurred in connection with the BCIC Revolving Credit Agreement Amendment and (F) liabilities that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to BCIC, neither BCIC nor any of its Consolidated Subsidiaries has any liabilities that would be required to be reflected or reserved against in the BCIC Balance Sheet in accordance with GAAP.
(c) Neither BCIC nor any of its Consolidated Subsidiaries is a party to or has any commitment to become a party to any off-balance sheet joint venture, partnership or similar Contract with any unconsolidated Affiliate or “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K promulgated under the Exchange Act).
(d) Since the Applicable Date, (i) neither BCIC nor any of its Consolidated Subsidiaries nor, to the Knowledge of BCIC, any director, officer, auditor, accountant or representative of BCIC or any of its Consolidated Subsidiaries has received or otherwise had or obtained Knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of BCIC or any of its Consolidated Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion or claim that BCIC or any of its Consolidated Subsidiaries has engaged in questionable or illegal accounting or auditing practices or maintains inadequate internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act), and (ii) no attorney representing BCIC or any of its Consolidated Subsidiaries, whether or not employed by BCIC or any of its Consolidated Subsidiaries, has reported evidence of a material violation of securities laws, breach of duty or similar violation by BCIC or any of its directors, officers or agents to the BCIC Board or any committee thereof or to any director or officer of BCIC.
(e) Neither BCIC nor any of its Consolidated Subsidiaries is a party to any securitization transaction with respect to the assets of BCIC or its Consolidated Subsidiaries.
(f) To BCIC’s Knowledge, since the Applicable Date, Deloitte, which has expressed its opinion with respect to the financial statements of BCIC and its Consolidated Subsidiaries included in the BCIC SEC Reports (including the related notes), has been (i) “independent” with respect to BCIC and its Consolidated Subsidiaries within the meaning of Regulation S-X, and (ii) in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the related rules of the SEC and the Public Company Accounting Oversight Board.
(g) The principal executive officer and principal financial officer of BCIC have made all certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 and any related rules and regulations promulgated by the SEC (collectively, the “Sarbanes-Oxley Act”), and the statements contained in any such certifications are complete and correct, and BCIC is otherwise in compliance in all material respects with all applicable provisions of the Sarbanes-Oxley Act.
(h) BCIC has in all material respects:
(i) designed and maintained a system of disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act) to ensure that all information (both financial and non-financial) required to be disclosed by BCIC in the reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to BCIC’s management as appropriate to allow timely decisions regarding required disclosure and to allow BCIC’s principal executive officer and principal financial officer to make the certifications required under the Exchange Act with respect to such reports;
(ii) designed and maintained a system of internal controls over financial reporting sufficient to provide reasonable assurance concerning the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including reasonable assurance that (A) transactions are executed in accordance with management’s general or specific authorizations, (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets, (C) access to assets is permitted only in accordance with management’s general or specific authorization, (D) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences and (E) BCIC’s management, with the participation of BCIC’s principal executive and financial officers, has completed an assessment of the effectiveness of BCIC’s internal controls over financial reporting for the fiscal year ended December 31, 2022 in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act, and such assessment concluded that BCIC maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, using the framework specified in BCIC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022;
(iii) (A) disclosed, based on its most recent evaluation, to its auditors and the audit committee of the BCIC Board (1) any significant deficiencies or material weaknesses (as defined in the relevant Statement of Auditing Standards) in the design or operation of BCIC’s internal controls over financial reporting that are reasonably likely to adversely affect its ability to record, process, summarize and report financial data and (2) any fraud, whether or not material, that involves management or other individuals who have a significant role in its internal controls over financial reporting and (B) identified for BCIC’s auditors any material weaknesses in internal controls; and
(iv) provided to TCPC true, complete and correct copies of any of the foregoing disclosures to its auditors or the audit committee of the BCIC Board that have been made in writing from the Applicable Date through the Signing Date, and will promptly provide to TCPC true, complete and correct copies of any such disclosures that are made after the Signing Date.
(i) The fair value of BCIC’s investments as of June 30, 2023 (i) was determined in accordance with Accounting Standards Codification, “Fair Value Measurements and Disclosures (Topic 820)”, issued by the Financial Accounting Standards Board (“ASC Topic 820”) and (ii) reflects a reasonable estimate of the fair value of such investments as determined in good faith, after due inquiry, by the BCIC valuation designee in accordance with Rule 2a-5.
(j) To BCIC’s Knowledge, there is no fraud or suspected fraud affecting BCIC involving management of BCIC or employees of BCIA or any of its Affiliates who have significant roles in BCIC’s internal control over financial reporting.
3.7 Broker’s Fees. Neither BCIC nor any of its Consolidated Subsidiaries nor any of their respective directors, officers or agents has utilized any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or the other Transactions, other than to Keefe, Bruyette & Woods, Inc. pursuant to a letter agreement, a true, complete and correct copy of which has been previously delivered to TCPC.
3.8 Absence of Changes or Events. Since December 31, 2022, and through the Signing Date, (i) except as expressly permitted or required by or in connection with (x) the execution and delivery of this Agreement and the consummation of the Transactions or (y) the execution and delivery of the BCIC Revolving Credit Agreement Amendment and the consummation of the transactions contemplated thereby, the business of BCIC and its Consolidated Subsidiaries has been conducted in the ordinary course of business, (ii) there has not been any Effect that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to BCIC and (iii) there has not been any material action that, if it had been taken after the Signing Date, would have required the consent of TCPC under Section 6.1 or 6.2.

3.9 Compliance with Applicable Law; Permits.
(a) BCIC and each of its Consolidated Subsidiaries is in compliance, and has been operated in compliance, in all material respects, with all applicable Laws, including the Investment Company Act, the Securities Act and the Exchange Act other than as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to BCIC. BCIC has not received any written or, to BCIC’s Knowledge, oral notification from a Governmental Entity of any material non-compliance with any applicable Laws, which non-compliance would, individually or in the aggregate, reasonably be expected to be material to BCIC and its Consolidated Subsidiaries, taken as a whole. BCIC has operated in compliance with all listing standards of the Nasdaq since the Applicable Date other than as would not, individually or in the aggregate, reasonably be expected to be material to BCIC and its Consolidated Subsidiaries, taken as a whole. BCIC is not subject to any “stop order” and is, and was, fully qualified to sell shares of BCIC Common Stock in each jurisdiction in which such shares were registered and sold, other than as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to BCIC.
(b) BCIC is in compliance, and since the Applicable Date, has complied with its investment policies and restrictions and portfolio valuation methods, if any, as such policies and restrictions have been set forth in its registration statement (as amended from time to time) or reports that it has filed with the SEC under the Exchange Act and applicable Laws, if any, other than any non-compliance that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to BCIC.
(c) BCIC has written policies and procedures adopted pursuant to Rule 38a-1 under the Investment Company Act that are reasonably designed to prevent material violations of the “Federal Securities Laws,” as such term is defined in Rule 38a-1(e)(1) under the Investment Company Act. There have been no “Material Compliance Matters” for BCIC, as such term is defined in Rule 38a-1(e)(2) under the Investment Company Act, other than those that have been reported to the BCIC Board and satisfactorily remedied or are in the process of being remedied or those that would not, individually or in the aggregate, reasonably be expected to be material to BCIC and its Consolidated Subsidiaries, taken as a whole.
(d) Each of BCIC and each of its Consolidated Subsidiaries holds and is in compliance with all Permits required in order to permit BCIC and each of its Consolidated Subsidiaries to own or lease their properties and assets and to conduct their businesses under and pursuant to all applicable Law as presently conducted, other than any failure to hold or non-compliance with any such Permit that would not, individually or in the aggregate, reasonably be expected to be material to BCIC and its Consolidated Subsidiaries, taken as a whole. All such Permits are valid and in full force and effect, except as would not, individually or in the aggregate, reasonably be expected to be material to BCIC and its Consolidated Subsidiaries, taken as a whole. BCIC has not received any written or, to BCIC’s Knowledge, oral notification from a Governmental Entity of any material non-compliance with any such Permits, and no Proceeding is pending or threatened in writing to suspend, cancel, modify, revoke or materially limit any such Permits, which Proceeding would, individually or in the aggregate, reasonably be expected to be material to BCIC and its Consolidated Subsidiaries, taken as a whole.
(e) No “affiliated person” (as defined under the Investment Company Act) of BCIC has been subject to disqualification to serve in any capacity contemplated by the Investment Company Act for any investment company (including a BDC) under Sections 9(a) and 9(b) of the Investment Company Act, unless, in each case, such Person has received exemptive relief from the SEC with respect to any such disqualification. There is no material Proceeding pending and served or, to the Knowledge of BCIC, threatened that would result in any such disqualification.
(f) The minute books and other similar records of BCIC maintained since the Applicable Date contain a true and complete record in all material respects of all action taken at all meetings and by all written consents in lieu of meetings of the stockholders of BCIC, the BCIC Board and any committees of the BCIC Board.
3.10 State Takeover Laws. No restrictions on “business combinations” set forth in any “moratorium,” “control share,” “fair price,” “takeover” or “interested stockholder” Law (any such laws, “Takeover Statutes”) are applicable to this Agreement, the Merger or the other Transactions.
3.11 BCIC Information. None of the information supplied or to be supplied by BCIC for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement is filed with the SEC, at any time the Registration Statement is amended or supplemented or at the time the Registration Statement becomes effective under the Securities Act, or (ii) the Joint Proxy Statement/Prospectus will, at the date the Joint Proxy Statement/Prospectus or any amendment or supplement is first mailed to stockholders of BCIC or stockholders of TCPC or at the time of the BCIC Stockholders Meeting or the TCPC Stockholders Meeting, in each case, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading, except that no representation or warranty is made by BCIC with respect to information supplied by TCPC, Merger Sub or the Advisors for inclusion or incorporation by reference in the Registration Statement or the Joint Proxy Statement/Prospectus.
3.12 Taxes and Tax Returns.
(a) BCIC and each of its Consolidated Subsidiaries has duly and timely filed (taking into account all applicable extensions) all material Tax Returns required to be filed by it on or prior to the Signing Date (all such Tax Returns being accurate and complete in all material respects), has paid all material Taxes shown thereon as due and payable and has duly paid or made provision for the payment of all material Taxes that have been incurred or are due or claimed to be due from it by federal, state, foreign or local taxing authorities other than Taxes that are not yet delinquent or are being contested in good faith, have not been finally determined and have been adequately reserved against under GAAP. No material Tax Return of BCIC or any Consolidated Subsidiary has been examined by the Internal Revenue Service (the “IRS”) or other relevant taxing authority. There are no material disputes pending, or written claims asserted by any taxing authority, for Taxes or assessments upon BCIC or any of its Consolidated Subsidiaries for which BCIC does not have reserves that are adequate under GAAP. Neither BCIC nor any of its Consolidated Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among BCIC and its Consolidated Subsidiaries or customary gross-up provisions in a commercial Contract the primary purpose of which does not relate to Taxes). Within the past five years (or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger would also be a part), neither BCIC nor any of its Consolidated Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution of stock which qualified or was intended to qualify under Section 355(a) of the Code and to which Section 355 of the Code (or so much of Section 356 of the Code, as it relates to Section 355 of the Code) applied or was intended to apply. Neither BCIC nor any of its Consolidated Subsidiaries is required to include in income any adjustment pursuant to Section 481(a) of the Code, no such adjustment has been proposed by the IRS and no pending request for permission to change any accounting method has been submitted to the IRS by BCIC or any of its Consolidated Subsidiaries. Neither BCIC nor any of its Consolidated Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2). Within the past seven years, if BCIC or any of its Consolidated Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b), such entity has properly disclosed such transaction in accordance with the applicable Tax regulations.
(b) BCIC has made a valid election under Part I of Subchapter M of Subtitle A, Chapter 1, of the Code to be taxed as a “regulated investment company” (a “RIC”). BCIC has qualified for taxation as a RIC at all times since (and including) its taxable year ended December 31, 2015, and expects to continue to so qualify through the Effective Time. No challenge to BCIC’s status as a RIC is pending or has been threatened by the IRS orally or in writing. For each taxable year of BCIC ending on or before the Effective Time, BCIC has satisfied, or will satisfy in the case of a taxable year ending after the Signing Date, the distribution requirements imposed on a RIC under Section 852(a) of the Code and all dividends (as defined in Section 316 of the Code) paid by BCIC in any taxable year for which the applicable statute of limitations remains open shall have been deductible pursuant to the dividends paid deduction under Section 562 of the Code (assuming for these purposes that any Tax Dividend declared by BCIC after the Signing Date has been or will be timely paid).
(c) BCIC and its Consolidated Subsidiaries have complied in all material respects with all applicable Laws relating to the payment and withholding of Taxes and have, within the time and in the manner prescribed by applicable Law, in all material respects, withheld from and paid over all amounts required to be so withheld and paid over under applicable Laws.
(d) BCIC is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

(e) BCIC has no “earnings and profits” for U.S. federal income Tax purposes described in Section 852(a)(2)(B) of the Code.
(f) Neither BCIC nor any of its Consolidated Subsidiaries holds any asset the disposition of which would be subject to Section 1374 of the Code as prescribed in IRS Notice 88-19, 1988-1 C.B. 486, or Treasury Regulation Section 1.337(d)-7 (or rules similar thereto).
(g) No claim has been made in writing by a taxing authority in a jurisdiction where BCIC or any of its Consolidated Subsidiaries does not file Tax Returns that BCIC or any such Consolidated Subsidiary is or may be subject to taxation by that jurisdiction, and which, if upheld, would reasonably result in a material Tax liability.
(h) Neither BCIC nor any of its Consolidated Subsidiaries has, or has ever had, a permanent establishment in any country other than the United States.
(i) Neither BCIC nor any of its Consolidated Subsidiaries has requested a private letter ruling from the IRS or comparable rulings from other taxing authorities.
(j) Neither BCIC nor any of its Consolidated Subsidiaries has any liability for any material Taxes of another Person other than BCIC and its Consolidated Subsidiaries under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee, successor or payable pursuant to a contractual obligation (other than customary gross-up provisions in a commercial Contract the primary purpose of which does not relate to Taxes).
(k) Neither BCIC nor any of its Consolidated Subsidiaries has ever been a member of a consolidated, combined or unitary Tax group (other than such a group the common parent of which is BCIC or any of its Consolidated Subsidiaries).
(l) There are no material Liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of BCIC or any of its Consolidated Subsidiaries.
3.13 Litigation. There are no material Proceedings pending or, to BCIC’s Knowledge, threatened against or affecting BCIC, any of its Consolidated Subsidiaries, any present or former officers or directors of BCIC in their respective capacities as such or any of the assets of BCIC or any of its Consolidated Subsidiaries before (or, in the case of threatened Proceedings, that would be before) any arbitrator or Governmental Entity, that would, individually or in the aggregate, reasonably be expected to be material to BCIC and its Consolidated Subsidiaries, taken as a whole, or that in any manner challenges or seeks to prevent, enjoin, alter or materially delay the Transactions. There is no Order outstanding or threatened against or affecting BCIC, any of its Consolidated Subsidiaries, any present or former officers or directors of BCIC in their respective capacities as such or any of the assets of any of BCIC or any of its Consolidated Subsidiaries, that would, individually or in the aggregate, reasonably be expected to be material to BCIC and its Consolidated Subsidiaries, taken as a whole, or that would, or would reasonably be expected to, prevent, enjoin, alter or materially delay the Transactions.
3.14 Employee Matters. Neither BCIC nor any of its Consolidated Subsidiaries has (i) any employees or (ii) any “employee benefit plans” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, or any employment, bonus, incentive, vacation, stock option or other equity based, severance, termination, retention, change of control, profit sharing, fringe benefit, health, medical or other similar plan, program or agreement (collectively, “Employee Benefit Plans”).
3.15 Certain Contracts.
(a) BCIC has Previously Disclosed a complete and accurate list of, and true and complete copies have been delivered or made available (including via EDGAR) to TCPC of, all Contracts (collectively, the “BCIC Material Contracts”) to which, as of the Signing Date, BCIC or any of its Consolidated Subsidiaries is a party, or by which BCIC or any of its Consolidated Subsidiaries may be bound, or, to the Knowledge of BCIC, to which it or any of its Consolidated Subsidiaries or their respective assets or properties may be subject, with respect to:
(i) any Contract that is a “material contract” within the meaning of Item 601(b)(10) of the SEC’s Regulation S-K or that is material to BCIC or its financial condition or results of operations;
(ii) other than Contracts entered into in the ordinary course of business providing for the obligation or commitment of BCIC to provide funding to its portfolio investments, any loans or credit agreements, mortgages, indentures, hedging Contracts, derivatives Contracts and other Contracts pursuant to which any Indebtedness of BCIC or any of its Consolidated Subsidiaries in an aggregate principal amount in excess of $500,000 is outstanding or may be incurred, or any guarantee by BCIC or any of its Consolidated Subsidiaries of any Indebtedness in an aggregate principal amount in excess of $500,000;
(iii) other than Contracts entered into in the ordinary course of business providing for the obligation or commitment of BCIC to provide funding to its portfolio investments, any Contract that creates future payment obligations in excess of $250,000 and that by its terms does not terminate, or is not terminable upon notice, without penalty within 60 days or less, or any Contract that creates or would create a Lien on any asset of BCIC or its Consolidated Subsidiaries (other than Liens consisting of restrictions on transfer agreed to in respect of investments entered into in the ordinary course of business or as would not, individually or in the aggregate, reasonably be expected to be material to BCIC and its Consolidated Subsidiaries, taken as a whole);
(iv) any partnership, limited liability company, joint venture or other similar Contract that is not entered into in the ordinary course of business and is material to BCIC and its Consolidated Subsidiaries, taken as a whole;
(v) any non-competition or non-solicitation Contract or any other Contract that limits, purports to limit, or would reasonably be expected to limit in each case in any material respect the manner in which, or the localities in which, any material business of BCIC and its Consolidated Subsidiaries, taken as a whole, is or could be conducted or the types of business that BCIC and its Consolidated Subsidiaries conducts or may conduct;
(vi) any Contract relating to the acquisition or disposition of any business or operations (whether by merger, sale of stock, sale of assets or otherwise) involving value in excess of $250,000 (individually or together with all related Contracts) as to which there are any ongoing obligations or that was entered into on or after the Applicable Date other than Contracts entered into in the ordinary course of business with respect to investments set forth in the BCIC SEC Reports;
(vii) any Contract that obligates BCIC or any of its Consolidated Subsidiaries to conduct any business that is material to BCIC and its Consolidated Subsidiaries, taken as a whole, on an exclusive basis with any third party, or upon consummation of the Merger, will obligate TCPC, the Surviving Company or any of their Consolidated Subsidiaries to conduct business with any third party on an exclusive basis; or
(viii) any Contract with a Governmental Entity.
(b) Each BCIC Material Contract is (x) valid and binding on BCIC or its applicable Consolidated Subsidiary and, to BCIC’s Knowledge, each other party thereto, (y) enforceable against BCIC or such applicable Consolidated Subsidiary in accordance with its terms (subject to the Enforceability Exception), and (z) is in full force and effect other than in each case as would not, individually or in the aggregate, reasonably be expected to be material to BCIC and its Consolidated Subsidiaries, taken as a whole. The BCIC Advisory Agreement has been approved by the BCIC Board and stockholders of BCIC in accordance with Section 15 of the Investment Company Act. Neither BCIC nor any of its Consolidated Subsidiaries nor, to BCIC’s Knowledge, any other party thereto, is in material breach of any provisions of or in default (or, with the giving of notice or lapse of time or both, would be in default) under, and has not taken any action resulting in the termination of, acceleration of performance required by, or resulting in a right of termination or acceleration under, any BCIC Material Contract other than as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to BCIC. No BCIC Material Contract has been amended, modified or supplemented other than as would not, individually or in the aggregate, reasonably be expected to be material to BCIC and its Consolidated Subsidiaries, taken as a whole. No event has occurred with respect to BCIC or any of its Consolidated Subsidiaries that, with or without the giving of notice, the lapse of time or both, would constitute a breach or default under any BCIC Material Contract other than as would not, individually or in the aggregate, reasonably be expected to be material to BCIC and its Consolidated Subsidiaries, taken as a whole.
3.16 Insurance Coverage. All material insurance policies maintained by BCIC or any of its Consolidated Subsidiaries and that name BCIC or any of its Consolidated Subsidiaries as an insured (each, a “BCIC Insurance

Policy”), including the fidelity bond required by the Investment Company Act, are in full force and effect and all premiums due and payable with respect to each BCIC Insurance Policy have been paid. Neither BCIC nor any of its Consolidated Subsidiaries has received written notice of cancellation of any BCIC Insurance Policy.
3.17 Intellectual Property. BCIC and its Consolidated Subsidiaries own, possess or have a valid license or other adequate rights to use all patents, patent applications, patent rights, trademarks, trademark applications, trademark rights, trade names, trade name rights, service marks, service mark applications, service mark rights, copyrights, computer programs and other proprietary intellectual property rights (collectively, “Intellectual Property Rights”) that are material to the conduct of the business of BCIC and its Consolidated Subsidiaries taken as a whole (hereinafter, “BCIC Intellectual Property Rights”), except where the failure to own, possess or have adequate rights would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to BCIC. No claims are pending for which BCIC has received written notice or, to the Knowledge of BCIC, threatened (i) that BCIC or any of its Consolidated Subsidiaries is infringing or otherwise violating the rights of any Person with regard to any Intellectual Property Right, or (ii) that any BCIC Intellectual Property Right is invalid or unenforceable. To the Knowledge of BCIC, no Person is infringing, misappropriating or using without authorization the rights of BCIC or any of its Consolidated Subsidiaries with respect to any Intellectual Property Right, except as would not, individually or in the aggregate, reasonably be expected to be material to BCIC and its Consolidated Subsidiaries, taken as a whole.
3.18 Environmental Matters. There are no material Proceedings of any kind, pending or, to the Knowledge of BCIC, threatened, against BCIC or any of its Consolidated Subsidiaries, arising under any Environmental Law. There are no Orders by or with any Governmental Entity, imposing any material liability or obligation on BCIC or any of its Consolidated Subsidiaries under or in respect of any Environmental Law. There are and have been no Hazardous Substances or other conditions related thereto at any property owned or premises leased by BCIC or any of its Consolidated Subsidiaries during the period of BCIC’s or its Consolidated Subsidiary’s ownership or lease that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to BCIC. None of BCIC nor any of its Consolidated Subsidiaries have entered into any Contract to provide indemnification to any third party pursuant to Environmental Laws in relation to any property previously owned by BCIC or any of its Consolidated Subsidiaries.
3.19 Real Property. Neither BCIC nor any of its Consolidated Subsidiaries owns or leases any real property.
3.20 Investment Assets. Each of BCIC and its Consolidated Subsidiaries has good title to all securities, Indebtedness and other financial instruments owned by it, free and clear of any material Liens, except for Permitted Liens and to the extent such securities, Indebtedness or other financial instruments, as applicable, are pledged to secure obligations of BCIC or its Consolidated Subsidiaries set forth in Section 3.20 of the BCIC Disclosure Schedule and except for Liens consisting of restrictions on transfer agreed to in respect of investments entered into in the ordinary course of business. As of the Signing Date, the value of investments owned by BCIC that are “qualifying investments” for purposes of Section 55(a) of the Investment Company Act was greater than 70% of the value of BCIC’s total assets (other than assets described in Section 55(a)(7) of the Investment Company Act).
3.21 Appraisal Rights. In accordance with Section 262 of the DGCL, no appraisal rights shall be available to holders of BCIC Common Stock in connection with the Transactions.
3.22 Valuation. Except as set forth in Section 2.6(b) and as may otherwise be mutually agreed by the parties, the value of each investment asset owned by BCIC that is used in connection with the computations made by BCIC pursuant to Section 2.6 will be determined in accordance with the valuation policies and procedures set forth in BCIC’s compliance policies and procedures and no exceptions to such valuation policies and procedures have been or will be permitted in valuing such assets in connection with the computations pursuant to Section 2.6 for purposes of this Agreement, and the value of all assets owned by BCIC other than investment assets that are used in connection with the computations made by BCIC pursuant to Section 2.6 will be determined in accordance with GAAP. Except as may be mutually agreed by the parties, all valuations made by third party valuation agents for such purposes will be made only by valuation agents that have been approved by the BCIC Board as of or prior to the Signing Date.
3.23 Opinion of Financial Advisor. Prior to the execution of this Agreement, the BCIC Board and the BCIC Special Committee have received the opinion of Keefe, Bruyette & Woods, Inc., financial advisor to the BCIC Special Committee, to the effect that, as of the date of such opinion and based upon and subject to the various assumptions, limitations, qualifications and other matters set forth therein, the Exchange Ratio in the Merger is fair, from a financial point of view, to the holders of BCIC Common Stock.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF TCPC
Except with respect to matters that have been Previously Disclosed, TCPC hereby represents and warrants to BCIC that:
4.1 Corporate Organization.
(a) (i) TCPC is a corporation duly incorporated and validly existing under the Laws of the State of Delaware and in good standing with the DE SOS, and (ii) Merger Sub is a limited liability company duly formed and validly existing under the Laws of the State of Delaware and in good standing with the DE SOS. TCPC has the requisite corporate power and authority and Merger Sub has the requisite limited liability company power to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business as a foreign corporation or limited liability company, as applicable, in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, in each case, other than as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to TCPC. TCPC has duly elected to be regulated as a BDC, and such election has not been revoked or withdrawn and is in full force and effect.
(b) True, complete and correct copies of the Certificate of Incorporation of TCPC, as amended (the “TCPC Certificate”), and the Bylaws of TCPC (the “TCPC Bylaws”), as in effect as of the Signing Date, have previously been publicly filed by TCPC.
(c) Each Consolidated Subsidiary of TCPC (including SVCP) (i) is duly incorporated or duly formed, as applicable to each such Consolidated Subsidiary, and validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization, as applicable, (ii) has the requisite corporate or limited liability company (or similar) power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and (iii) is duly licensed or qualified to do business as a foreign corporation or other business entity in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, other than in the case of clauses (ii) and (iii), as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to TCPC.
4.2 Capitalization.
(a) The authorized capital stock of TCPC consists of (i) 200,000,000 shares of TCPC Common Stock, of which (x) 57,767,264 shares were outstanding and (y) no shares were held by TCPC as treasury stock, in each case, as of the close of business on August 30, 2023 (the “TCPC Capitalization Date”) and (ii) 100,000,000 shares of TCPC Preferred Stock, of which no shares were outstanding as of the close of business of the TCPC Capitalization Date. All of the issued and outstanding shares of TCPC Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability with respect to TCPC attaching to the ownership thereof. All of the shares of TCPC Common Stock constituting the Merger Consideration will be, when issued pursuant to the terms of the Merger, duly authorized and validly issued and fully paid, nonassessable and free of preemptive rights, with no personal liability with respect to TCPC attaching to the ownership thereof. No Indebtedness having the right to vote on any matters on which stockholders of TCPC may vote (“TCPC Voting Debt”) is issued or outstanding. As of the close of business of the TCPC Capitalization Date, TCPC does not have and is not bound by any Rights calling for the purchase or issuance of, or the payment of any amount based on, any shares of TCPC Common Stock, TCPC Voting Debt or any other equity securities of TCPC or any securities representing the right to purchase or otherwise receive any shares of TCPC Common Stock, TCPC Voting Debt or other equity securities of TCPC. There are no obligations of TCPC or any of its Consolidated Subsidiaries (i) to repurchase, redeem or otherwise acquire any shares of capital stock of TCPC, TCPC Voting Debt or any equity security of TCPC or its Consolidated Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of capital stock, TCPC Voting Debt or any other equity security of TCPC or its Consolidated Subsidiaries or (ii) pursuant to which TCPC or any of its Consolidated Subsidiaries is or could be required to register shares of TCPC capital stock or other securities under the Securities Act. All TCPC Common Stock has been sold in compliance with applicable Law.

(b) All of the issued and outstanding shares of capital stock or other equity ownership interests of each Consolidated Subsidiary of TCPC are owned by TCPC, directly or indirectly, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (in respect of corporate entities) and free of preemptive rights. No Consolidated Subsidiary of TCPC has or is bound by any outstanding Rights calling for the purchase or issuance of, or the payment of any amount based on, any shares of capital stock or any other equity security of such Consolidated Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Consolidated Subsidiary.
4.3 Authority; No Violation.
(a) TCPC has all requisite corporate power and Merger Sub has all limited liability company power and each of TCPC and Merger Sub has the authority to execute and deliver this Agreement and to consummate the Transactions. The execution and delivery of this Agreement and the consummation of the Transactions have been duly authorized by all necessary action of the TCPC Board and the board of managers of Merger Sub. The TCPC Board (on the recommendation of the TCPC Special Committee) has unanimously (i) determined that (A) this Agreement and the terms of the Merger and the related Transactions are advisable and in the best interests of TCPC and (B) the interests of TCPC’s existing stockholders will not be diluted (as provided under Rule 17a-8 of the Investment Company Act) as a result of the Transactions, (ii) approved this Agreement and the Transactions, (iii) approved the TCPC Matters, (iv) directed that the approval of the TCPC Matters be submitted to TCPC’s stockholders for approval at a duly held meeting of such stockholders (the “TCPC Stockholders Meeting”) and (v) resolved to recommend that the stockholders of TCPC approve the TCPC Matters. Except for receipt of the approval of at least a majority of the shares of TCPC Common Stock represented and voting to approve the TCPC Matters at the TCPC Stockholders Meeting (the “TCPC Requisite Vote”), the Merger and the other Transactions have been authorized by all necessary corporate or limited liability company action on the part of TCPC and Merger Sub. This Agreement has been duly and validly executed and delivered by TCPC and Merger Sub and (assuming due authorization, execution and delivery by BCIC and the Advisors) constitutes the valid and binding obligation of each of TCPC and Merger Sub, enforceable against each of TCPC and Merger Sub in accordance with its terms (except as may be limited by the Enforceability Exception).
(b) Neither the execution and delivery of this Agreement by TCPC or Merger Sub, nor the consummation by TCPC or Merger Sub of the Transactions, nor performance of this Agreement by TCPC or Merger Sub, will (i) violate any provision of the TCPC Certificate, TCPC Bylaws or the certificate of formation or limited liability company agreement of Merger Sub or (ii) assuming that the consents, approvals and filings referred to in Section 4.3(a) and Section 4.4 are duly obtained and/or made, (A) violate any Law or Order applicable to TCPC or any of its Consolidated Subsidiaries or (B) violate, conflict with, result in a breach of or the loss of any benefit under, constitute a default (or an event that, with or without the giving of notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, require the consent, approval or authorization of, or notice to or filing with any third party with respect to, or result in the creation of any Lien upon any of the respective properties or assets of TCPC or any of its Consolidated Subsidiaries under, any of the terms, conditions or provisions of any Permit, Contract or other obligation to which TCPC or any of its Consolidated Subsidiaries is a party or by which any of them or any of their respective properties or assets is bound except, with respect to clause (ii)(B), any such violation, conflict, breach, loss, default, termination, cancellation, acceleration, consent, approval or creation that would not, individually or in the aggregate, reasonably be expected to be material to TCPC and its Consolidated Subsidiaries, taken as a whole. Section 4.3(b) of the TCPC Disclosure Schedule sets forth, to TCPC’s Knowledge, any material consent fees payable to a third party in connection with the Merger.
4.4 Governmental Consents. No consents or approvals of, or filings or registrations with, any Governmental Entity are necessary in connection with the consummation by TCPC or Merger Sub of the Merger and the other Transactions, except for (i) the filing with the SEC of the Joint Proxy Statement/Prospectus and the Registration Statement in which the Joint Proxy Statement/Prospectus will be included as a prospectus, and declaration of effectiveness of the Registration Statement by the SEC, (ii) the filing of the Certificate of Merger with and the acceptance by the DE SOS, (iii) any notices or filings under the HSR Act, (iv) such filings and approvals, if any, as are required to be made or obtained under the securities or “blue sky” Laws of various states in connection with the issuance of the shares of TCPC Common Stock pursuant to this Agreement, (v) approval of listing of such TCPC

Common Stock on the Nasdaq and compliance with the rules and regulations thereof, (vi) the reporting of this Agreement on a Current Report on Form 8-K and (vii) any such other consents, approvals, filings or registrations that the failure to obtain or make would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on TCPC.
4.5 Reports.
(a) TCPC has timely filed or furnished all forms, statements, certifications, reports and documents that it was required to file or furnish since the Applicable Date with or to the SEC (such forms, statements, certifications, reports and documents filed or furnished since the Applicable Date, including any amendments thereto, the “TCPC SEC Reports”), except as would not, individually or in the aggregate, reasonably be expected to be material to TCPC and its Consolidated Subsidiaries taken as a whole. To TCPC’s Knowledge, no TCPC SEC Report, at the time filed or furnished with or to the SEC, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances in which they were made, not misleading. To TCPC’s Knowledge, all TCPC SEC Reports, as of their respective dates, complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto. None of the Consolidated Subsidiaries of TCPC is required to make any filing with the SEC.
(b) Neither TCPC nor any of its Consolidated Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any Contract, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, any Governmental Entity that currently restricts in any material respect the conduct of its business (or to TCPC’s Knowledge that, upon consummation of the Merger, would restrict in any material respect the conduct of the business of TCPC or any of its Consolidated Subsidiaries), or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit, risk management or compliance policies, its internal controls, its management or its business, other than those of general application that apply to similarly situated BDCs or their Consolidated Subsidiaries, nor has TCPC or any of its Consolidated Subsidiaries been advised in writing or, to the Knowledge of TCPC, verbally, by any Governmental Entity that it is considering issuing, initiating, ordering or requesting any of the foregoing.
(c) TCPC has made available to BCIC all material correspondence with the SEC since the Applicable Date and, as of the Signing Date, to the Knowledge of TCPC, (i) there are no unresolved comments from the SEC with respect to the TCPC SEC Reports or any SEC examination of TCPC and (ii) none of the TCPC SEC Reports is subject to any ongoing review by the SEC.
4.6 TCPC Financial Statements.
(a) The consolidated financial statements, including the related consolidated schedules of investments, of TCPC and its Consolidated Subsidiaries included (or incorporated by reference) in the TCPC SEC Reports (including the related notes, where applicable): (i) fairly present in all material respects the consolidated results of operations, cash flows, changes in net assets and consolidated financial position of TCPC and its Consolidated Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (except that unaudited statements may not contain notes and are subject to recurring year-end audit adjustments normal in nature and amount); (ii) to TCPC’s Knowledge, have complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and (iii) have been prepared in all material respects in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. Deloitte has not resigned, threatened resignation or been dismissed as TCPC’s independent public accountant as a result of or in connection with any disagreements with TCPC on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.
(b) Except for (A) liabilities reflected or reserved against on the consolidated statements of assets and liabilities of TCPC as of December 31, 2022 included in the audited financial statements set forth in TCPC’s annual report on Form 10-K for the year ended December 31, 2022 (the “TCPC Balance Sheet”), (B) liabilities incurred in the ordinary course of business since December 31, 2022, (C) liabilities incurred in connection with this Agreement and the Transactions, (D) liabilities otherwise disclosed in the TCPC SEC Reports and

(E) liabilities that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to TCPC, neither TCPC nor any of its Consolidated Subsidiaries has any liabilities that would be required to be reflected or reserved against in the TCPC Balance Sheet in accordance with GAAP.
(c) Neither TCPC nor any of its Consolidated Subsidiaries is a party to or has any commitment to become a party to any off-balance sheet joint venture, partnership or similar Contract with any unconsolidated Affiliate or “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K promulgated under the Exchange Act).
(d) Since the Applicable Date, (i) neither TCPC nor any of its Consolidated Subsidiaries nor, to the Knowledge of TCPC, any director, officer, auditor, accountant or representative of TCPC or any of its Consolidated Subsidiaries has received or otherwise had or obtained Knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of TCPC or any of its Consolidated Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion or claim that TCPC or any of its Consolidated Subsidiaries has engaged in questionable or illegal accounting or auditing practices or maintains inadequate internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act), and (ii) no attorney representing TCPC or any of its Consolidated Subsidiaries, whether or not employed by TCPC or any of its Consolidated Subsidiaries, has reported evidence of a material violation of securities laws, breach of duty or similar violation by TCPC or any of its directors, officers or agents to the TCPC Board or any committee thereof or to any director or officer of TCPC.
(e) Neither TCPC nor any of its Consolidated Subsidiaries is a party to any securitization transaction with respect to the assets of TCPC or its Consolidated Subsidiaries.
(f) To TCPC’s Knowledge, since the Applicable Date, Deloitte, which has expressed its opinion with respect to the financial statements of TCPC and its Consolidated Subsidiaries included in the TCPC SEC Reports (including the related notes), has been (i) “independent” with respect to TCPC and its Consolidated Subsidiaries within the meaning of Regulation S-X, and (ii) in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the related rules of the SEC and the Public Company Accounting Oversight Board.
(g) The principal executive officer and principal financial officer of TCPC have made all certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act, and the statements contained in any such certifications are complete and correct, and TCPC is otherwise in compliance in all material respects with all applicable provisions of the Sarbanes-Oxley Act.
(h) TCPC has in all material respects:
(i) designed and maintained a system of disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act) to ensure that all information (both financial and non-financial) required to be disclosed by TCPC in the reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to TCPC’s management as appropriate to allow timely decisions regarding required disclosure and to allow TCPC’s principal executive officer and principal financial officer to make the certifications required under the Exchange Act with respect to such reports;
(ii) designed and maintained a system of internal controls over financial reporting sufficient to provide reasonable assurance concerning the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including reasonable assurance that (A) transactions are executed in accordance with management’s general or specific authorizations, (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets, (C) access to assets is permitted only in accordance with management’s general or specific authorization, (D) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences and (E) TCPC’s management, with the participation of TCPC’s principal executive and financial officers, has completed an assessment of the effectiveness of TCPC’s internal controls over financial reporting for the fiscal year ended December 31, 2022 in compliance with the requirements of Section 404 of the

Sarbanes-Oxley Act, and such assessment concluded that TCPC maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, using the framework specified in TCPC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022;
(iii) (A) disclosed, based on its most recent evaluation, to its auditors and the audit committee of the TCPC Board (1) any significant deficiencies or material weaknesses (as defined in the relevant Statement of Auditing Standards) in the design or operation of TCPC’s internal controls over financial reporting that are reasonably likely to adversely affect its ability to record, process, summarize and report financial data and (2) any fraud, whether or not material, that involves management or other individuals who have a significant role in its internal controls over financial reporting and (B) identified for TCPC’s auditors any material weaknesses in internal controls; and
(iv) provided to BCIC true, complete and correct copies of any of the foregoing disclosures to its auditors or the audit committee of the TCPC Board that have been made in writing from the Applicable Date through the Signing Date, and will promptly provide to BCIC true, complete and correct copies of any such disclosures that are made after the Signing Date.
(i) The fair value of TCPC’s investments as of September 30, 2023 (i) was determined in accordance with ASC Topic 820 and (ii) reflects a reasonable estimate of the fair value of such investments as determined in good faith, after due inquiry, by the TCPC Board.
(j) To TCPC’s Knowledge, there is no fraud or suspected fraud affecting TCPC involving management of TCPC or employees of TCP or any of its Affiliates who have significant roles in TCPC’s internal control over financial reporting.
4.7 Broker’s Fees. Neither TCPC nor any of its Consolidated Subsidiaries nor any of their respective directors, officers or agents has utilized any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or the other Transactions, other than to Houlihan Lokey Capital, Inc. pursuant to a letter agreement, a true, complete and correct copy of which has been previously delivered to BCIC.
4.8 Absence of Changes or Events. Since December 31, 2022, and through the Signing Date, (i) except as expressly permitted or required by or in connection with the execution and delivery of this Agreement and the consummation of the Transactions, the business of TCPC and its Consolidated Subsidiaries has been conducted in the ordinary course of business, (ii) there has not been any Effect that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to TCPC and (iii) there has not been any material action that, if it had been taken after the Signing Date, would have required the consent of BCIC under Section 6.1 or 6.2.
4.9 Compliance with Applicable Law; Permits.
(a) TCPC and each of its Consolidated Subsidiaries is in compliance, and has been operated in compliance, in all material respects, with all applicable Laws, including the Investment Company Act, the Securities Act and the Exchange Act other than as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to TCPC. TCPC has not received any written or, to TCPC’s Knowledge, oral notification from a Governmental Entity of any material non-compliance with any applicable Laws, which non-compliance would, individually or in the aggregate, reasonably be expected to be material to TCPC and its Consolidated Subsidiaries, taken as a whole. TCPC has operated in compliance with all listing standards of the Nasdaq since the Applicable Date other than as would not, individually or in the aggregate, reasonably be expected to be material to TCPC and its Consolidated Subsidiaries, taken as a whole. TCPC is not subject to any “stop order” and is, and was, fully qualified to sell shares of TCPC Common Stock in each jurisdiction in which such shares were registered and sold, other than as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to TCPC.
(b) TCPC is in compliance, and since the Applicable Date, has complied with its investment policies and restrictions and portfolio valuation methods, if any, as such policies and restrictions have been set forth in its registration statement (as amended from time to time) or reports that it has filed with the SEC under the Exchange Act and applicable Laws, if any, other than any non-compliance that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to TCPC.

(c) TCPC has written policies and procedures adopted pursuant to Rule 38a-1 under the Investment Company Act that are reasonably designed to prevent material violations of the “Federal Securities Laws,” as such term is defined in Rule 38a-1(e)(1) under the Investment Company Act. There have been no “Material Compliance Matters” for TCPC, as such term is defined in Rule 38a-1(e)(2) under the Investment Company Act, other than those that have been reported to the TCPC Board and satisfactorily remedied or are in the process of being remedied or those that would not, individually or in the aggregate, reasonably be expected to be material to TCPC and its Consolidated Subsidiaries, taken as a whole.
(d) Each of TCPC and each of its Consolidated Subsidiaries holds and is in compliance with all Permits required in order to permit TCPC and each of its Consolidated Subsidiaries, to own or lease their properties and assets and to conduct their businesses under and pursuant to all applicable Law as presently conducted, other than any failure to hold or non-compliance with any such Permit that would not, individually or in the aggregate, reasonably be expected to be material to TCPC and its Consolidated Subsidiaries, taken as a whole. All such Permits are valid and in full force and effect, except as would not, individually or in the aggregate, reasonably be expected to be material to TCPC and its Consolidated Subsidiaries, taken as a whole. TCPC has not received any written or, to TCPC’s Knowledge, oral notification from a Governmental Entity of any material non-compliance with any such Permits, and no Proceeding is pending or threatened in writing to suspend, cancel, modify, revoke or materially limit any such Permits, which Proceeding would, individually or in the aggregate, reasonably be expected to be material to TCPC and its Consolidated Subsidiaries, taken as a whole.
(e) No “affiliated person” (as defined under the Investment Company Act) of TCPC has been subject to disqualification to serve in any capacity contemplated by the Investment Company Act for any investment company (including a BDC) under Sections 9(a) and 9(b) of the Investment Company Act, unless, in each case, such Person has received exemptive relief from the SEC with respect to any such disqualification. There is no material Proceeding pending and served or, to the Knowledge of TCPC, threatened that would result in any such disqualification.
(f) The minute books and other similar records of TCPC maintained since the Applicable Date contain a true and complete record in all material respects of all action taken at all meetings and by all written consents in lieu of meetings of the stockholders of TCPC, the TCPC Board and any committees of the TCPC Board.
4.10 TCPC Information. None of the information supplied or to be supplied by TCPC for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement is filed with the SEC, at any time the Registration Statement is amended or supplemented or at the time the Registration Statement becomes effective under the Securities Act, or (ii) the Joint Proxy Statement/Prospectus will, at the date the Joint Proxy Statement/Prospectus or any amendment or supplement is first mailed to stockholders of BCIC or stockholders of TCPC or at the time of the BCIC Stockholders Meeting or the TCPC Stockholders Meeting, in each case, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading, except that no representation or warranty is made by TCPC with respect to information supplied by BCIC or the Advisors for inclusion or incorporation by reference in the Registration Statement or the Joint Proxy Statement/Prospectus.
4.11 Taxes and Tax Returns.
(a) TCPC and each of its Consolidated Subsidiaries has duly and timely filed (taking into account all applicable extensions) all material Tax Returns required to be filed by it on or prior to the Signing Date (all such Tax Returns being accurate and complete in all material respects), has paid all material Taxes shown thereon as due and payable and has duly paid or made provision for the payment of all material Taxes that have been incurred or are due or claimed to be due from it by federal, state, foreign or local taxing authorities other than Taxes that are not yet delinquent or are being contested in good faith, have not been finally determined and have been adequately reserved against under GAAP. No material Tax Return of TCPC or any Consolidated Subsidiary has been examined by the IRS or other relevant taxing authority. There are no material disputes pending, or written claims asserted by any taxing authority, for Taxes or assessments upon TCPC or any of its Consolidated Subsidiaries for which TCPC does not have reserves that are adequate under GAAP. Neither TCPC nor any of its Consolidated Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among TCPC and its Consolidated Subsidiaries or customary gross-up provisions in a commercial Contract the primary purpose of which does not relate to Taxes). Within the past five years (or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger would also be a part), neither TCPC nor any of its Consolidated Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution of stock which qualified or was intended to qualify under Section 355(a) of the Code and to which Section 355 of the Code (or so much of Section 356 of the Code, as it relates to Section 355 of the Code) applied or was intended to apply. Neither TCPC nor any of its Consolidated Subsidiaries is required to include in income any adjustment pursuant to Section 481(a) of the Code, no such adjustment has been proposed by the IRS and no pending request for permission to change any accounting method has been submitted to the IRS by TCPC or any of its Consolidated Subsidiaries. Neither TCPC nor any of its Consolidated Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2). Within the past seven years, if TCPC or any of its Consolidated Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b), such entity has properly disclosed such transaction in accordance with the applicable Tax regulations.
(b) TCPC has made a valid election under Part I of Subchapter M of Subtitle A, Chapter 1, of the Code to be taxed as a RIC. TCPC has qualified for taxation as a RIC at all times since (and including) its taxable year ended December 31, 2015, and expects to continue to so qualify for the taxable year that includes the Effective Time. No challenge to TCPC’s status as a RIC is pending or has been threatened by the IRS orally or in writing. For each taxable year of TCPC ending on or before the Effective Time, TCPC has satisfied the distribution requirements imposed on a RIC under Section 852(a) of the Code and all dividends (as defined in Section 316 of the Code) paid by TCPC in any taxable year for which the applicable statute of limitations remains open shall have been deductible pursuant to the dividends paid deduction under Section 562 of the Code.
(c) Merger Sub is a newly formed entity created for the purpose of undertaking the Merger. Merger Sub is a disregarded entity of TCPC for U.S. federal income tax purposes. Merger Sub has not elected, and will not elect, (i) to be classified, with effect as of or prior to the Effective Time, as an association taxable as a corporation pursuant to Section 301.7701-3 of the Treasury Regulations or (ii) to be regulated, with effect as of or prior to the Effective Time, as a BDC under the Investment Company Act. Prior to the Effective Time, Merger Sub will not have engaged in any other business activities and will have incurred no liabilities or obligations other than as contemplated by this Agreement.
(d) TCPC and its Consolidated Subsidiaries have complied in all material respects with all applicable Laws relating to the payment and withholding of Taxes and have, within the time and in the manner prescribed by applicable Law, in all material respects, withheld from and paid over all amounts required to be so withheld and paid over under applicable Laws.
(e) TCPC is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.
(f) TCPC has no “earnings and profits” for U.S. federal income Tax purposes described in Section 852(a)(2)(B) of the Code.
(g) Neither TCPC nor any of its Consolidated Subsidiaries or holds any asset the disposition of which would be subject to Section 1374 of the Code as prescribed in IRS Notice 88-19, 1988-1 C.B. 486, or Treasury Regulation Section 1.337(d)-7 (or rules similar thereto).
(h) No claim has been made in writing by a taxing authority in a jurisdiction where TCPC or any of its Consolidated Subsidiaries does not file Tax Returns that TCPC or any such Consolidated Subsidiary is or may be subject to taxation by that jurisdiction, and which, if upheld, would reasonably result in a material Tax liability.
(i) Neither TCPC nor any of its Consolidated Subsidiaries has, or has ever had, a permanent establishment in any country other than the United States.
(j) Neither TCPC nor any of its Consolidated Subsidiaries has requested a private letter ruling from the IRS or comparable rulings from other taxing authorities.

(k) Neither TCPC nor any of its Consolidated Subsidiaries has any liability for any material Taxes of another Person other than TCPC and its Consolidated Subsidiaries under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee, successor or payable pursuant to a contractual obligation (other than customary gross-up provisions in a commercial Contract the primary purpose of which does not relate to Taxes).
(l) Neither TCPC nor any of its Consolidated Subsidiaries has ever been a member of a consolidated, combined or unitary Tax group (other than such a group the common parent of which is TCPC or any of its Consolidated Subsidiaries).
(m) There are no material Liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of TCPC or any of its Consolidated Subsidiaries.
(n) All of the issued and outstanding membership interests in Merger Sub are, and at the Effective Time will be, owned by SVCP, as the sole member of Merger Sub, and there are (i) no other membership interests or voting securities of Merger Sub, (ii) no securities of Merger Sub convertible into membership interests or voting securities of Merger Sub and (iii) no options or other rights to acquire from Merger Sub, and no obligations of Merger Sub to issue, any membership interests, voting securities or securities convertible into membership interests or voting securities of Merger Sub.
(o) SVCP is a disregarded entity of TCPC for U.S. federal income tax purposes. SVCP has not elected, and will not elect, to be classified, with effect as of or prior to the Effective Time, as an association taxable as a corporation pursuant to Section 301.7701-3 of the Treasury Regulations.
(p) All of the issued and outstanding membership interests in SVCP are, and at the Effective Time will be, owned by TCPC, as the sole member of SVCP, and there are (i) no other membership interests or voting securities of SVCP, (ii) no securities of SVCP convertible into membership interests or voting securities of SVCP and (iii) no options or other rights to acquire from SVCP, and no obligations of SVCP to issue, any membership interests, voting securities or securities convertible into membership interests or voting securities of SVCP.
(q) TCPC, SVCP and Merger Sub are, and at the Effective Time will be, a combining unit within the meaning of Section 1.368-2(b)(1)(i)(C) and TCPC is, and at the Effective Time and on the Closing Date will be, the combining entity of such combining unit within the meaning of Section 1.368-2(b)(1)(i)(B).
4.12 Litigation. There are no material Proceedings pending or, to TCPC’s Knowledge, threatened against or affecting TCPC, any of its Consolidated Subsidiaries, any present or former officers or directors of TCPC in their respective capacities as such or any of the assets of TCPC or any of its Consolidated Subsidiaries before (or, in the case of threatened Proceedings, that would be before) any arbitrator or Governmental Entity, that would, individually or in the aggregate, reasonably be expected to be material to TCPC and its Consolidated Subsidiaries, taken as a whole, or that in any manner challenges or seeks to prevent, enjoin, alter or materially delay the Transactions. There is no Order outstanding or threatened against or affecting TCPC, any of its Consolidated Subsidiaries, any present or former officers or directors of TCPC in their respective capacities as such or any of the assets of any of TCPC or any of its Consolidated Subsidiaries, that would, individually or in the aggregate, reasonably be expected to be material to TCPC and its Consolidated Subsidiaries, taken as a whole, or that would, or would reasonably be expected to, prevent, enjoin, alter or materially delay the Transactions.
4.13 Employee Matters. None of TCPC or any of its Consolidated Subsidiaries has (i) any employees or (ii) any Employee Benefit Plans.
4.14 Certain Contracts.
(a) TCPC has Previously Disclosed a complete and accurate list of, and true and complete copies have been delivered or made available (including via EDGAR) to BCIC of, all Contracts (collectively, the “TCPC Material Contracts”) to which, as of the Signing Date, TCPC or any of its Consolidated Subsidiaries is a party, or by which TCPC or any of its Consolidated Subsidiaries may be bound, or, to the Knowledge of TCPC, to which it or any of its Consolidated Subsidiaries or their respective assets or properties may be subject, with respect to:
(i) any Contract that is a “material contract” within the meaning of Item 601(b)(10) of the SEC’s Regulation S-K or that is material to TCPC or its financial condition or results of operations;

(ii) other than Contracts entered into in the ordinary course of business providing for the obligation or commitment of TCPC to provide funding to its portfolio investments, any loans or credit agreements, mortgages, indentures, hedging Contracts, derivatives Contracts and other Contracts pursuant to which any Indebtedness of TCPC or any of its Consolidated Subsidiaries in an aggregate principal amount in excess of $500,000 is outstanding or may be incurred, or any guarantee by TCPC or any of its Consolidated Subsidiaries of any Indebtedness in an aggregate principal amount in excess of $500,000;
(iii) other than Contracts entered into in the ordinary course of business providing for the obligation or commitment of TCPC to provide funding to its portfolio investments, any Contract that creates future payment obligations in excess of $250,000 and that by its terms does not terminate, or is not terminable upon notice, without penalty within 60 days or less, or any Contract that creates or would create a Lien on any asset of TCPC or its Consolidated Subsidiaries (other than Liens consisting of restrictions on transfer agreed to in respect of investments entered into in the ordinary course of business or as would not, individually or in the aggregate, reasonably be expected to be material to TCPC and its Consolidated Subsidiaries, taken as a whole);
(iv) any partnership, limited liability company, joint venture or other similar Contract that is not entered into in the ordinary course of business and is material to TCPC and its Consolidated Subsidiaries, taken as a whole;
(v) any non-competition or non-solicitation Contract or any other Contract that limits, purports to limit, or would reasonably be expected to limit in each case in any material respect the manner in which, or the localities in which, any material business of TCPC and its Consolidated Subsidiaries, taken as a whole, is or could be conducted or the types of business that TCPC and its Consolidated Subsidiaries conducts or may conduct;
(vi) any Contract relating to the acquisition or disposition of any business or operations (whether by merger, sale of stock, sale of assets or otherwise) involving value in excess of $250,000 (individually or together with all related Contracts) as to which there are any ongoing obligations or that was entered into on or after the Applicable Date other than Contracts entered into in the ordinary course of business with respect to investments set forth in the TCPC SEC Reports;
(vii) any Contract that obligates TCPC or any of its Consolidated Subsidiaries to conduct any business that is material to TCPC and its Consolidated Subsidiaries, taken as a whole, on an exclusive basis with any third party; or
(viii) any Contract with a Governmental Entity.
(b) Each TCPC Material Contract is (x) valid and binding on TCPC or its applicable Consolidated Subsidiary and, to TCPC’s Knowledge, each other party thereto, (y) enforceable against TCPC or such applicable Consolidated Subsidiary in accordance with its terms (subject to the Enforceability Exception), and (z) is in full force and effect other than in each case as would not, individually or in the aggregate, reasonably be expected to be material to TCPC and its Consolidated Subsidiaries, taken as a whole. The TCPC Advisory Agreement has been approved by the TCPC Board and stockholders of TCPC in accordance with Section 15 of the Investment Company Act. Neither TCPC nor any of its Consolidated Subsidiaries nor, to TCPC’s Knowledge, any other party thereto, is in material breach of any provisions of or in default (or, with the giving of notice or lapse of time or both, would be in default) under, and has not taken any action resulting in the termination of, acceleration of performance required by, or resulting in a right of termination or acceleration under, any TCPC Material Contract other than as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to TCPC. No TCPC Material Contract has been amended, modified or supplemented other than as would not, individually or in the aggregate, reasonably be expected to be material to TCPC and its Consolidated Subsidiaries, taken as a whole. No event has occurred with respect to TCPC or any of its Consolidated Subsidiaries that, with or without the giving of notice, the lapse of time or both, would constitute a breach or default under any TCPC Material Contract other than as would not, individually or in the aggregate, reasonably be expected to be material to TCPC and its Consolidated Subsidiaries, taken as a whole.
4.15 Insurance Coverage. All material insurance policies maintained by TCPC or any of its Consolidated Subsidiaries and that name TCPC or any of its Consolidated Subsidiaries as an insured (each, a “TCPC Insurance

Policy”), including the fidelity bond required by the Investment Company Act, are in full force and effect and all premiums due and payable with respect to each TCPC Insurance Policy have been paid. Neither TCPC nor any of its Consolidated Subsidiaries has received written notice of cancellation of any TCPC Insurance Policy.
4.16 Intellectual Property. TCPC and its Consolidated Subsidiaries own, possess or have a valid license or other adequate rights to use all Intellectual Property Rights that are material to the conduct of the business of TCPC and its Consolidated Subsidiaries taken as a whole (hereinafter, “TCPC Intellectual Property Rights”), except where the failure to own, possess or have adequate rights would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to TCPC. No claims are pending for which TCPC has received written notice or, to the Knowledge of TCPC, threatened (i) that TCPC or any of its Consolidated Subsidiaries is infringing or otherwise violating the rights of any Person with regard to any Intellectual Property Right, or (ii) that any TCPC Intellectual Property Right is invalid or unenforceable. To the Knowledge of TCPC, no Person is infringing, misappropriating or using without authorization the rights of TCPC or any of its Consolidated Subsidiaries with respect to any Intellectual Property Right, except as would not, individually or in the aggregate, reasonably be expected to be material to TCPC and its Consolidated Subsidiaries, taken as a whole.
4.17 Environmental Matters. There are no material Proceedings of any kind, pending or, to the Knowledge of TCPC, threatened, against TCPC or any of its Consolidated Subsidiaries, arising under any Environmental Law. There are no Orders by or with any Governmental Entity, imposing any material liability or obligation on TCPC or any of its Consolidated Subsidiaries under or in respect of any Environmental Law. There are and have been no Hazardous Substances or other conditions related thereto at any property owned or premises leased by TCPC or any of its Consolidated Subsidiaries during the period of TCPC’s or its Consolidated Subsidiary’s ownership or lease that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to TCPC. None of TCPC nor any of its Consolidated Subsidiaries have entered into any Contract to provide indemnification to any third party pursuant to Environmental Laws in relation to any property previously owned by TCPC or any of its Consolidated Subsidiaries.
4.18 Real Property. Neither TCPC nor any of its Consolidated Subsidiaries owns or leases any real property.
4.19 Investment Assets. Each of TCPC and its Consolidated Subsidiaries has good title to all securities, Indebtedness and other financial instruments owned by it, free and clear of any material Liens, except to the extent such securities, Indebtedness or other financial instruments, as applicable, are pledged to secure obligations of TCPC or its Consolidated Subsidiaries set forth in Section 4.19 of the TCPC Disclosure Schedule and except for Liens consisting of restrictions on transfer agreed to in respect of investments entered into in the ordinary course of business. As of the Signing Date, the value of investments owned by TCPC that are “qualifying investments” for purposes of Section 55(a) of the Investment Company Act was greater than 70% of the value of TCPC’s total assets (other than assets described in Section 55(a)(7) of the Investment Company Act).
4.20 State Takeover Laws. No restrictions on “business combinations” set forth in any Takeover Statutes are applicable to this Agreement, the Merger or the other Transactions.
4.21 Valuation. Except as may be mutually agreed by the parties, the value of each investment asset owned by TCPC that is used in connection with the computations made by TCPC pursuant to Section 2.6 will be determined in accordance with the valuation policies and procedures set forth in TCPC’s compliance policies and procedures and no exceptions to such valuation policies and procedures have been or will be permitted in valuing such assets in connection with the computations pursuant to Section 2.6 for purposes of this Agreement, and the value of all assets owned by TCPC other than investment assets that are used in connection with the computations made by TCPC pursuant to Section 2.6 will be determined in accordance with GAAP. Except as may be mutually agreed by the parties, all valuations made by third party valuation agents for such purposes will be made only by valuation agents that have been approved by the TCPC Board as of or prior to the Signing Date.
4.22 Opinion of Financial Advisor. Prior to the execution of this Agreement, the TCPC Board and the TCPC Special Committee have received the opinion of Houlihan Lokey Capital, Inc., financial advisor to the TCPC Special Committee, to the effect that, as of the date of such opinion and based upon and subject to the various assumptions, limitations, qualifications and other matters set forth therein, the Exchange Ratio in the Merger is fair, from a financial point of view, to TCPC.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE ADVISORS
Except with respect to matters set forth in the Advisors Disclosure Schedule, each Advisor hereby represents and warrants with respect to itself and TCPC (in the case of TCP) or BCIC (in the case of BCIA), severally and not jointly, to BCIC and TCPC that:
5.1 Organization. Such Advisor is a limited liability company organized and validly existing under the Laws of the State of Delaware and in good standing with the DE SOS. Such Advisor has the requisite limited liability company power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and is duly licensed or qualified to do business as a foreign limited liability company in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, in each case, other than as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to such Advisor.
5.2 Authority; No Violation.
(a) Such Advisor has all requisite limited liability company power and authority to execute and deliver this Agreement. The execution and delivery of this Agreement has been duly and validly approved by the managers of such Advisor. This Agreement has been duly and validly executed and delivered by such Advisor and (assuming due authorization, execution and delivery by the other Advisor, BCIC, TCPC and Merger Sub) constitutes the valid and binding obligation of such Advisor, enforceable against such Advisor in accordance with its terms (except as may be limited by the Enforceability Exception).
(b) Neither the execution and delivery of this Agreement by such Advisor, nor the consummation of the Transactions, nor performance of this Agreement by such Advisor, will (i) violate any provision of the certificate of formation of such Advisor or the limited liability company agreement of such Advisor or (ii) (A) violate any Law or Order applicable to such Advisor or (B) violate, conflict with, result in a breach of or the loss of any benefit under, constitute a default (or an event that, with or without the giving of notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, require the consent, approval or authorization of, or notice to or filing with any third party with respect to, or result in the creation of any Lien upon any of the respective properties or assets of such Advisor under, any of the terms, conditions or provisions of any Permit, Contract or other obligation to which such Advisor is a party or by which its properties or assets is bound except, with respect to clause (ii)(B), any such violation, conflict, breach, loss, default, termination, cancellation, acceleration, consent, approval or creation that would not, individually or in the aggregate, reasonably be expected to prevent such Advisor from timely performing its material obligations under this Agreement or have a Material Adverse Effect with respect to such Advisor.
(c) No consents or approvals of, or filings or registrations with, any Governmental Entity are necessary in connection with the execution, delivery or performance of this Agreement by such Advisor, except for any such consents, approvals, filings or registrations that the failure to obtain or make would not, individually or in the aggregate, reasonably be expected to prevent such Advisor from timely performing its material obligations under this Agreement or have a Material Adverse Effect with respect to such Advisor.
5.3 Compliance with Applicable Law; Permits.
(a) BCIA is, and at all times since January 1, 2021, has been, duly registered as an investment adviser under the Investment Advisers Act.
(b) TCP is, and at all times since January 1, 2021, has been, duly registered as an investment adviser under the Investment Advisers Act.
(c) Such Advisor is in compliance, and since January 1, 2021, has been operated in compliance, in all material respects, with all applicable Laws, including, if and to the extent applicable, the Investment Advisers Act, Investment Company Act, the Securities Act and the Exchange Act other than as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to such Advisor. Since January 1, 2021, such Advisor has not received any written or, to such Advisor’s Knowledge, oral notification from a Governmental Entity of any material non-compliance with any applicable Laws, which non-compliance would, individually or in the aggregate, reasonably be expected to be prevent such Advisor from timely performing its material obligations under this Agreement or have a Material Adverse Effect with respect to such Advisor.
(d) Such Advisor holds and is in compliance with all Permits required in order to permit such Advisor to own or lease its properties and assets and to conduct its business under and pursuant to all applicable Law as presently conducted, other than any failure to hold or non-compliance with any such Permit that would not, individually or in the aggregate, reasonably be expected to prevent such Advisor from timely performing its material obligations under this Agreement or have a Material Adverse Effect with respect to such Advisor. All such Permits are valid and in full force and effect, except as would not, individually or in the aggregate, reasonably be expected to prevent such Advisor from timely performing its material obligations under this Agreement or have a Material Adverse Effect with respect to such Advisor. Since January 1, 2021, such Advisor has not received any written or, to such Advisor’s Knowledge, oral notification from a Governmental Entity of any material non-compliance with any such Permits, and no Proceeding is pending or threatened in writing to suspend, cancel, modify, revoke or materially limit any such Permits, which Proceeding would, individually or in the aggregate, reasonably be expected to prevent such Advisor from timely performing its material obligations under this Agreement or have a Material Adverse Effect with respect to such Advisor, as applicable.
(e) Such Advisor has implemented written policies and procedures as required by Rule 206(4)-7 under the Investment Advisers Act (complete and correct copies of which have been made available TCPC (in the case of TCP) or BCIC (in the case of BCIA)) and, during the period prior to the Signing Date that such Advisor has been the investment adviser to TCPC (in the case of TCP) or BCIC (in the case of BCIA), such Advisor has been in compliance with such policies and procedures, except where the failures to adopt such policies and procedures or to be in compliance would not, individually or in the aggregate, be material to TCPC (in the case of TCP) or BCIC (in the case of BCIA), and, in each case, their respective Consolidated Subsidiaries, taken as a whole.
5.4 Litigation. There are no Proceedings pending or, to such Advisor’s Knowledge, threatened in writing against such Advisor, except as would not reasonably be expected to prevent such Advisor from timely performing its material obligations under this Agreement or have a Material Adverse Effect with respect to such Advisor. There is no Order binding upon such Advisor other than such Orders as would not, individually or in the aggregate, reasonably be expected to prevent such Advisor from timely performing its material obligations under this Agreement or have a Material Adverse Effect with respect to such Advisor.
5.5 Valuation.
(a) Except as set forth in Section 2.6(b) and as may be mutually agreed by the parties, the value of each investment asset owned by BCIC that is used in connection with the computations made by BCIA on behalf of BCIC pursuant to Section 2.6 will be determined in accordance with the valuation policies and procedures adopted by the valuation designee and approved by the BCIC Board under Rule 2a-5 of the Investment Company Act and no exceptions to such valuation policies and procedures have been or will be permitted in valuing such assets in connection with the computations pursuant to Section 2.6 for purposes of this Agreement, and the value of all assets owned by BCIC other than investment assets that are used in connection with the computations made by BCIA on behalf of BCIC pursuant to Section 2.6 will be determined in accordance with GAAP.
(b) Except as may be mutually agreed by the parties, the value of each investment asset owned by TCPC that is used in connection with the computations made by TCP on behalf of TCPC pursuant to Section 2.6 will be determined in accordance with the valuation policies and procedures adopted by the valuation designee and approved by the TCPC Board under Rule 2a-5 of the Investment Company Act and no exceptions to such valuation policies and procedures have been or will be permitted in valuing such assets in connection with the computations pursuant to Section 2.6 for purposes of this Agreement, and the value of all assets owned by TCPC other than investment assets that are used in connection with the computations made by TCP on behalf of TCPC pursuant to Section 2.6 will be determined in accordance with GAAP.
(c) The Closing BCIC Net Asset Value presented by BCIA to the BCIC Board will reflect BCIA’s determination (as valuation designee under Rule 2a-5 under the Investment Company Act) of the fair value of any portfolio securities of BCIC for which market quotations are not readily available.

(d) The Closing TCPC Net Asset Value presented by TCP to the TCPC Board will reflect TCP’s determination (as valuation designee under Rule 2a-5 under the Investment Company Act) of the fair value of any portfolio securities of TCPC for which market quotations are not readily available.
5.6 Advisor Information. None of the information supplied or to be supplied by such Advisor for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement is filed with the SEC, at any time the Registration Statement is amended or supplemented or at the time the Registration Statement becomes effective under the Securities Act, or (ii) the Joint Proxy Statement/Prospectus will, at the date the Joint Proxy Statement/Prospectus or any amendment or supplement is first mailed to stockholders of BCIC or stockholders of TCPC or at the time of the BCIC Stockholders Meeting or the TCPC Stockholders Meeting, in each case, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, and in the case of the Joint Proxy Statement/Prospectus in light of the circumstances in which they are made, not misleading, except that no representation or warranty is made by such Advisor with respect to information supplied by the other Advisor, BCIC, TCPC or Merger Sub for inclusion or incorporation by reference in the Registration Statement or the Joint Proxy Statement/Prospectus.
5.7 Best Interests and No Dilution. Each of BCIA (in the case of BCIC) and TCP (in the case of TCPC) believes that (i) participation in the Merger is in the best interests of BCIC (in the case of BCIA) and TCPC (in the case of TCP), and (ii) the interests of existing stockholders of BCIC (in the case of BCIA) and TCPC (in the case of TCP), as applicable, will not be diluted (as provided under Rule 17a-8 of the Investment Company Act) as a result of the Merger.
5.8 Financial Resources. Such Advisor has the financial resources available to it necessary for the performance of its services and obligations as contemplated in the Registration Statement and the Joint Proxy Statement/Prospectus and under this Agreement.
5.9 TCPC and BCIC Forbearances. The forbearances set forth in Section 6.2 are not expected to be overtly and materially onerous on the conduct of the business of TCPC (in the case of TCP) and BCIC (in the case of BCIA), in the ordinary course of business consistent with past practice in all material respects and each of TCPC’s (in the case of TCP) and BCIC’s (in the case of BCIA), as applicable, investment objectives and policies as publicly disclosed.
5.10 TCPC and BCIC Representations and Warranties. To the Knowledge of BCIA (in the case of BCIC) and TCP (in the case of TCPC), as of the Signing Date, the representations and warranties made by BCIC in Article III (in the case of BCIA), and the representations and warranties made by TCPC in Article IV (in the case of TCP) are true and correct in all material respects (other than de minimis inaccuracies) except as Previously Disclosed by BCIC (in the case of BCIA) or TCPC (in the case of TCP).
ARTICLE VI

COVENANTS RELATING TO CONDUCT OF BUSINESS
6.1 Conduct of Businesses Prior to the Effective Time. During the period from the Signing Date until the earlier of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 9.1, except (w) as may be required by Law or a Governmental Entity, (x) as required or expressly permitted by this Agreement, (y) in connection with the BCIC Revolving Credit Agreement Amendment or the transactions contemplated thereby or (z) with the prior written consent of the other parties hereto (and the consent of the TCPC Special Committee, in the case of TCPC, and the consent of the BCIC Special Committee, in the case of BCIC), which prior written consent shall not be unreasonably delayed, conditioned or withheld, each of TCPC and BCIC shall, and shall cause each of its respective Consolidated Subsidiaries to, (a) conduct its business in the ordinary course of business and consistent with past practice and each of BCIC’s and TCPC’s investment objectives and policies as publicly disclosed, respectively, and (b) use reasonable best efforts to maintain and preserve intact its business organization and existing business relationships.
6.2 Forbearances. During the period from the Signing Date until the earlier of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 9.1, except as may be required by Law or a Governmental Entity, as required or expressly permitted by this Agreement or as set forth in the BCIC Disclosure Schedule or the TCPC Disclosure Schedule, as applicable, and acting in a manner consistent with Section 6.1, each of BCIC and TCPC shall not, and shall not permit any of their respective Consolidated Subsidiaries to, directly or indirectly, without the prior written consent of the TCPC Special Committee (in the case of BCIC) and the BCIC Special Committee (in the case of TCPC) (in the case of each special committee, which prior written consent shall not be unreasonably delayed, conditioned or withheld):
(a) Other than pursuant to the BCIC dividend reinvestment plan, as in effect as of the Signing Date, issue, deliver, sell or grant, or encumber or pledge, or authorize the creation of (i) any shares of its capital stock, (ii) any BCIC Voting Debt or TCPC Voting Debt, as applicable, or other voting securities or (iii) any securities convertible into or exercisable or exchangeable for, or any other Rights to acquire, any such shares or other securities.
(b) (i) Make, authorize, declare, pay or set aside any dividend in respect of, or declare or make any distribution on, any shares of its capital stock, except for (A) the authorization, announcement and payment of regular quarterly cash distributions payable on a quarterly basis consistent with past practices and such party’s investment objectives and policies as publicly disclosed, (B) the authorization and payment of any dividend or distribution necessary for such party to maintain its qualification as a RIC or to avoid the imposition of any income or excise tax, as reasonably determined by such party, including to the extent such party reasonably determines to declare any such dividends or distributions prior to its fiscal year end, (C) dividends payable by any direct or indirect wholly owned Consolidated Subsidiary of such party to another direct or indirect wholly owned Consolidated Subsidiary of such party, or (D) a Tax Dividend; (ii) adjust, split, combine, reclassify or take similar action with respect to any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock; or (iii) purchase, redeem or otherwise acquire, any shares of its capital stock or any rights, warrants or options to acquire, or securities convertible into, such capital stock.
(c) Sell, transfer, lease, mortgage, encumber or otherwise dispose of any of its assets or properties, except for (i) sales, transfers, leases, mortgages, encumbrances or other dispositions in the ordinary course of business consistent with past practices and such party’s investment objectives and policies as publicly disclosed or (ii) encumbrances required to secure Permitted Indebtedness of such party or any of its Consolidated Subsidiaries outstanding as of the Signing Date pursuant to the terms of such Indebtedness as in effect as of the Signing Date.
(d) Except for the Merger, acquire or agree to acquire all or any portion of the assets, business or properties of any other Person, whether by merger, consolidation, purchase or otherwise or make any other investments, except in a transaction conducted in the ordinary course of business consistent with past practices and such party’s investment objectives and policies as publicly disclosed.
(e) Amend the BCIC Certificate or the BCIC Bylaws (in the case of BCIC) or the TCPC Certificate or the TCPC Bylaws (in the case of TCPC) or any other governing documents or similar governing documents of any of such party’s Consolidated Subsidiaries.
(f) Implement or adopt any material change in its Tax or financial accounting principles, practices or methods, other than as required by applicable Law, GAAP, the SEC or applicable regulatory requirements.
(g) Hire any employees or establish, become a party to or commit to adopt any Employee Benefit Plan.
(h) Take any action or knowingly fail to take any action that would, or would reasonably be expected to, (i) materially delay or materially impede the ability of the parties to consummate the Transactions or (ii) prevent the Merger from qualifying for the Intended Tax Treatment.
(i) Incur any Indebtedness for borrowed money or guarantee any Indebtedness of another Person, except for (i) draw-downs with respect to any Previously Disclosed financing arrangements existing as of the Signing Date and obligations to fund commitments to portfolio companies entered into in the ordinary course of business and (ii) Permitted Indebtedness.
(j) Make or agree to make any new capital expenditure other than obligations to fund commitments to portfolio companies or investments in new portfolio companies, in each case, entered into in the ordinary course of business consistent with past practices and such party’s investment objectives and policies as publicly disclosed.

(k) (i) File or amend any material Tax Return other than in the ordinary course of business consistent with past practice; (ii) make, change or revoke any material Tax election; or (iii) settle or compromise any material Tax liability or refund.
(l) Take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to cause such party to fail to qualify or not be subject to taxation as a RIC.
(m) Enter into any new line of business (it being understood that this prohibition does not apply to any new or existing portfolio companies in which such party or any of its Consolidated Subsidiaries has made or will make a debt or equity investment that is in the ordinary course of business consistent with past practices and such party’s investment objectives and policies as publicly disclosed and is, would or should be reflected in such party’s schedule of investments included in its quarterly or annual periodic reports that are filed with the SEC).
(n) Other than (i) the BCIC Revolving Credit Agreement Amendment or (ii) in the ordinary course of business consistent with past practices and such party’s investment objectives and policies as publicly disclosed or as permitted by Section 6.2(i), enter into any Contract that would otherwise constitute a BCIC Material Contract, in the case of BCIC, or a TCPC Material Contract, in the case of TCPC, had it been entered into prior to the Signing Date.
(o) Other than (i) in connection with the BCIC Revolving Credit Agreement Amendment or (ii) in the ordinary course of business consistent with past practices and such party’s investment objectives and policies as publicly disclosed, terminate, cancel, renew or agree to any material amendment of, change in or waiver under any BCIC Material Contract, in the case of BCIC, or TCPC Material Contract, in the case of TCPC (other than any BCIC Material Contract or TCPC Material Contract, as applicable, related to Permitted Indebtedness).
(p) Settle any Proceeding against it, except for Proceedings that (i) are settled in the ordinary course of business consistent with past practice and such party’s investment objectives and policies as publicly disclosed, in an amount not in excess of $250,000 in the aggregate (after reduction by any insurance proceeds actually received), (ii) would not impose any material restriction on the conduct of business of it or any of its Consolidated Subsidiaries or, after the Effective Time, TCPC, the Surviving Company or any of their respective Consolidated Subsidiaries and (iii) would not admit liability, guilt or fault.
(q) (i) Pay, discharge or satisfy any Indebtedness for borrowed money, other than the payment, discharge or satisfaction required pursuant to the terms of outstanding debt of such party or its Consolidated Subsidiaries as in effect as of the Signing Date or (ii) cancel any material Indebtedness.
(r) Except for the Merger, merge or consolidate such party or any of its Consolidated Subsidiaries with any Person or enter into any other similar extraordinary corporate transaction with any Person, or adopt, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of such party or any of its Consolidated Subsidiaries.
(s) Agree to take, make any commitment to take, or adopt any resolutions of the BCIC Board or TCPC Board, as applicable, authorizing, any of the actions prohibited by this Section 6.2.
ARTICLE VII

ADDITIONAL AGREEMENTS
7.1 Further Assurances.
(a) Subject to the right of BCIC to take any action that constitutes a BCIC Adverse Recommendation Change as expressly permitted pursuant to Section 7.7, and the right of TCPC to take any action that constitutes a TCPC Adverse Recommendation Change as expressly permitted pursuant to Section 7.8, the parties shall cooperate with each other and use reasonable best efforts to take, or cause to be taken, in good faith, all actions, and to do, or cause to be done, all things necessary, including to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all Permits of all Governmental Entities and all permits, consents, approvals, confirmations and authorizations of all other third parties, in each case, that are necessary or advisable, to consummate the Transactions (including the Merger) in the most expeditious manner practicable, and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such third parties and Governmental Entities. In furtherance (but not in limitation) of the foregoing, each of TCPC and BCIC shall as promptly as practicable file any required applications, notices or other filings under the HSR Act. Subject to applicable Law, BCIC and TCPC shall have the right to review in advance, and, to the extent practicable, each shall consult the other on all the information relating to BCIC or TCPC, as the case may be, and any of their respective Consolidated Subsidiaries, that appear in any filing made with or written materials submitted to any Governmental Entity or other third party or in connection with the Transactions. In exercising the foregoing right, each of the parties shall act reasonably and as promptly as practicable. The parties shall consult with each other with respect to the obtaining of all Permits, consents, approvals and authorizations of all Governmental Entities or other third parties necessary or advisable to consummate the Transactions and each party will keep the other reasonably apprised of the status of matters relating to completion of the Transactions. TCPC, on the one hand, and BCIC, on the other hand, shall each, in connection with the efforts referenced in this Section 7.1(a) to obtain all requisite Permits for the Transactions under the HSR Act, use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry; (ii) keep the other party informed of any communication received by such party from, or given by such party to, the Federal Trade Commission (the “FTC”), the Antitrust Division of the Department of Justice (the “DOJ”), or any other Governmental Entity; and (iii) subject to applicable Law, permit the other party to review, in advance, any written communication given by it to or received from, and consult with each other in advance of any meeting or conference with, the FTC, the DOJ, or any other Governmental Entity, and to the extent permitted by the FTC, the DOJ, or other applicable Governmental Entity, give the other party the opportunity to attend and participate in such meetings and conferences subject to applicable Law.
(b) Notwithstanding anything to the contrary herein, nothing in this Agreement shall require either TCPC and its Consolidated Subsidiaries or BCIC and its Consolidated Subsidiaries to make payments or provide other consideration for the repayment, restructuring or amendment of terms of indebtedness in connection with the Transactions (including the Merger).
(c) TCPC and BCIC shall (and shall cause their respective applicable Consolidated Subsidiaries to) cooperate with each other and use reasonable best efforts to take, or cause to be taken all actions, and to do, or cause to be done, all things necessary for the effectiveness of the BCIC Revolving Credit Agreement Amendment and of the amendments set forth therein and the consummation of the transactions contemplated thereby.
7.2 Regulatory Matters.
(a) TCPC and BCIC shall as promptly as practicable, jointly prepare and file with the SEC the Registration Statement. TCPC shall use its reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as necessary to consummate the Merger. BCIC and TCPC shall use reasonable best efforts to cause the Joint Proxy Statement/Prospectus to be promptly mailed or delivered to their respective stockholders upon such effectiveness and shall also use their respective reasonable best efforts to obtain all necessary state securities Law or “blue sky” permits and approvals required to carry out the Transactions, if any. BCIC shall use reasonable best efforts to furnish all information concerning BCIC and the holders of BCIC Common Stock as may be reasonably requested by TCPC in connection with any such actions.
(b) Each of TCPC and BCIC shall cooperate with the other in the preparation of the Registration Statement and shall furnish to the other all information reasonably requested as may be reasonably necessary or advisable in connection with the Registration Statement or any other filing or application made by or on behalf of TCPC, BCIC or any of their respective Consolidated Subsidiaries to any Governmental Entity in connection with the Merger and the other Transactions. Prior to the Effective Time, each party hereto shall promptly notify the other party (i) upon becoming aware of any event or circumstance that is required to be described in an amendment to the Registration Statement or in a supplement to the Joint Proxy Statement/Prospectus and (ii) after the receipt by it of any comments of the SEC with respect to the Joint Proxy Statement/Prospectus or the Registration Statement.
(c) Subject to applicable Law, each of TCPC and BCIC shall promptly advise the other upon receiving any communication from any Governmental Entity, the consent or approval of which is required for consummation of the Transactions, that causes such party to believe that there is a reasonable likelihood that any Regulatory Approval will not be obtained or that the receipt of any such approval may be materially delayed or conditioned.

7.3 Stockholder Approval.
(a) As of the Signing Date, the BCIC Board has adopted resolutions approving the BCIC Matters, including the Merger, on the terms and conditions set forth in this Agreement, declaring the Merger advisable and directing that the BCIC Matters, including the Merger, be submitted to BCIC’s stockholders for their consideration, with the recommendation that the BCIC stockholders approve the same. Notwithstanding anything to the contrary in Section 7.7, unless this Agreement is terminated pursuant to a BCIC Superior Proposal Termination, BCIC shall submit to its stockholders the BCIC Matters on the terms and conditions set forth in this Agreement and any other matters required to be approved or adopted by its stockholders in order to carry out the Transactions. In furtherance of that obligation, BCIC shall take, in accordance with applicable Law and the BCIC Certificate and the BCIC Bylaws, all actions necessary to send a notice as promptly as practicable (but in no event later than 5 Business Days) following the date on which the SEC declares the Registration Statement effective of which the Joint Proxy Statement/Prospectus forms a part, to convene the BCIC Stockholders Meeting, as promptly as practicable thereafter, to consider and vote upon approval of the BCIC Matters including the Merger, on the terms and conditions set forth in this Agreement as well as any other such matters. The record date for the BCIC Stockholders Meeting shall be determined in prior consultation with TCPC. Unless the BCIC Board has made a BCIC Adverse Recommendation Change, BCIC shall use reasonable best efforts to obtain from BCIC’s stockholders the vote required to approve the BCIC Matters, on the terms and conditions set forth in this Agreement, including, by providing to BCIC’s stockholders the BCIC Board’s recommendation of the BCIC Matters and including such recommendation in the Joint Proxy Statement/Prospectus and by, at the request of TCPC, postponing or adjourning the BCIC Stockholders Meeting to obtain a quorum or solicit additional proxies; provided that BCIC shall not postpone or adjourn the BCIC Stockholders Meeting for any other reason without the prior written consent of TCPC (which prior written consent shall not be unreasonably delayed, conditioned or withheld). Without limiting the generality of the foregoing, unless this Agreement is terminated pursuant to a BCIC Superior Proposal Termination, BCIC’s obligations pursuant to this Section 7.3(a) (including its obligation to submit to its stockholders the BCIC Matters) shall not be affected by (i) the commencement, public proposal, public disclosure or communication to BCIC, its Representatives or its stockholders of any Takeover Proposal (including any BCIC Superior Proposal), (ii) BCIC effecting a Takeover Approval or delivering a Notice of a BCIC Superior Proposal or (iii) a BCIC Adverse Recommendation Change.
(b) As of the Signing Date, the TCPC Board has adopted resolutions approving the TCPC Matters on the terms and conditions set forth in this Agreement and directing that the TCPC Matters be submitted to TCPC’s stockholders for their consideration, with the recommendation that the TCPC stockholders approve the same. Notwithstanding anything to the contrary in Section 7.8, unless this Agreement is terminated pursuant to a TCPC Superior Proposal Termination, TCPC shall submit to its stockholders the TCPC Matters on the terms and conditions set forth in this Agreement and any other matters required to be approved or adopted by its stockholders in order to carry out the Transactions. In furtherance of that obligation, TCPC shall take, in accordance with applicable Law and the TCPC Certificate and the TCPC Bylaws, all actions necessary to send a notice as promptly as practicable (but in no event later than 5 Business Days) following the date on which the SEC declares the Registration Statement effective of which the Joint Proxy Statement/Prospectus forms a part, to convene the TCPC Stockholders Meeting, as promptly as practicable thereafter, to consider and vote upon approval of the TCPC Matters including the issuance of shares of TCPC Common Stock as Merger Consideration, on the terms and conditions set forth in this Agreement as well as any other such matters. The record date for the TCPC Stockholders Meeting shall be determined in prior consultation BCIC. Unless the TCPC Board has made a TCPC Adverse Recommendation Change, TCPC shall use reasonable best efforts to obtain from TCPC’s stockholders the TCPC Requisite Vote to approve the TCPC Matters, on terms and conditions set forth in this Agreement, including providing to TCPC’s stockholders the TCPC Board’s recommendation of the approval of the TCPC Matters and including such recommendation in the Joint Proxy Statement/Prospectus and by, at the request of BCIC, postponing or adjourning the TCPC Stockholders Meeting to obtain a quorum or solicit additional proxies; provided that TCPC shall not postpone or adjourn the TCPC Stockholders Meeting for any other reason without the prior written consent of BCIC (which prior written consent shall not be unreasonably delayed, conditioned or withheld). Without limiting the generality of the foregoing, unless this Agreement is terminated pursuant to a TCPC Superior Proposal Termination, TCPC’s obligations pursuant to this Section 7.3(b) (including its obligation to submit to its stockholders the TCPC

Matters) shall not be affected by (i) the commencement, public proposal, public disclosure or communication to TCPC, its Representatives or its stockholders of any Takeover Proposal (including any TCPC Superior Proposal), (ii) TCPC effecting a Takeover Approval or delivering a Notice of a TCPC Superior Proposal or (iii) a TCPC Adverse Recommendation Change.
7.4 Nasdaq Listing. TCPC shall use reasonable best efforts to cause the shares of TCPC Common Stock to be issued as Merger Consideration under this Agreement to be approved for listing on the Nasdaq, subject to official notice of issuance, at or prior to the Effective Time.
7.5 Indemnification; Directors’ and Officers’ Insurance.
(a) Following the Effective Time, TCPC shall, to the fullest extent permitted under applicable Law, defend and hold harmless and advance expenses to the present and former directors and officers of BCIC or any of its Consolidated Subsidiaries (in each case, when acting in such capacity) (each, an “Indemnified Party” and collectively, the “Indemnified Parties”) against all costs or expenses (including, but not limited to, reasonable attorneys’ fees actually incurred, reasonable experts’ fees, reasonable travel expenses, court costs, transcript fees and telecommunications, postage and courier charges), judgments, fines, losses, claims, damages, penalties, amounts paid in settlement or other liabilities (collectively, “Indemnified Liabilities”) incurred in connection with any Proceeding arising out of actions or omissions occurring at or prior to the Effective Time (including any matters arising in connection with this Agreement or the Transactions). In the event of any such Indemnified Liabilities, (i) TCPC shall advance to such Indemnified Party, upon request, reimbursement of documented expenses reasonably and actually incurred to the fullest extent permitted under applicable Law provided that the Person to whom expenses are advanced, or someone on his or her behalf, provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification and complies with other applicable provisions imposed under the Investment Company Act and interpretations thereof by the SEC or its staff and (ii) TCPC and the applicable Indemnified Parties shall cooperate in the defense of such matter.
(b) Any Indemnified Party wishing to claim indemnification under Section 7.5(a), upon learning of any Proceeding described above, shall promptly notify TCPC in writing; provided that the failure to so notify shall not affect the obligations of TCPC under Section 7.5(a) unless TCPC is materially prejudiced as a consequence.
(c) If TCPC or any of its successors or assigns consolidates with or merges into any other entity and is not the continuing or surviving entity of such consolidation or merger or transfers all or substantially all of its assets to any other entity, then and in each such case, TCPC shall cause proper provision to be made so that the successors and assigns of TCPC shall assume the obligations set forth in this Section 7.5.
(d) The provisions of this Section 7.5 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by Contract or otherwise.
(e) On or prior to the Effective Time, the endorsement to the directors’ and officers’ insurance policy set forth in Section 7.5(e) of the BCIC Disclosure Schedule shall take effect.
7.6 No Solicitation.
(a) Each of BCIC and TCPC shall, and shall cause its respective Affiliates, Consolidated Subsidiaries, and its and each of their respective officers, directors, trustees, managers, employees, consultants, financial advisors, attorneys, accountants and other advisors, representatives and agents (collectively, “Representatives”) to, immediately cease and cause to be terminated any discussions or negotiations with any parties that may be ongoing with respect to, or that are intended to or could reasonably be expected to lead to, a Takeover Proposal, and demand the immediate return or destruction (which destruction shall be certified in writing to BCIC or TCPC, as applicable) of all confidential information previously furnished to any Person (other than BCIC, TCPC or their respective Affiliates or Representatives) with respect to any Takeover Proposal.
(b) Prior to the Effective Time, subject to Section 7.7, in the case of BCIC, and Section 7.8, in the case of TCPC, each of BCIC and TCPC shall not, and shall cause its respective Affiliates, Consolidated Subsidiaries and its and their respective Representatives not to: (i) directly or indirectly solicit, initiate, induce, encourage or take any other action (including by providing information) designed to, or which could reasonably be expected to, facilitate any inquiries or the making or submission or implementation of any proposal or offer (including any proposal or offer to its stockholders) with respect to any Takeover Proposal; (ii) approve, publicly endorse or recommend or enter into any agreement, arrangement, discussions or understandings with respect to any Takeover Proposal (including any letter of intent, agreement in principle, memorandum of understanding or confidentiality agreement) or enter into any Contract or understanding (including any letter of intent, agreement in principle, memorandum of understanding or confidentiality agreement) requiring it to abandon, terminate or fail to consummate, or that is intended to or that could reasonably be expected to result in the abandonment of, termination of or failure to consummate, the Merger or any other Transaction; (iii) initiate or participate in any way in any negotiations or discussions regarding, or furnish or disclose to any Person (other than TCPC, BCIC or their respective Affiliates or Representatives) any information with respect to, or take any other action to facilitate or in furtherance of any inquiries or the making of any proposal that constitutes, or could reasonably be expected to lead to, any Takeover Proposal; (iv) publicly propose or publicly announce an intention to take any of the foregoing actions; or (v) grant any (x) approval pursuant to any Takeover Statute to any Person (other than TCPC, BCIC or their respective Affiliates) or with respect to any transaction (other than the Transactions) or (y) waiver or release under any standstill or any similar agreement with respect to equity securities of BCIC or TCPC, as applicable; provided, however, that notwithstanding the foregoing, each party (A) may inform Persons of the provisions contained in this Section 7.6, and (B) shall be permitted to grant a waiver of, or terminate, any “standstill” or similar obligation of any third party with respect to equity securities of TCPC or BCIC, as applicable, in order to allow such third party to confidentially submit a Takeover Proposal.
(c) Each of BCIC and TCPC shall as promptly as reasonably practicable (and in any event within twenty-four (24) hours after receipt) (i) notify the other party in writing of any request for information or any Takeover Proposal and the terms and conditions of such request, Takeover Proposal or inquiry (including the identity of the Person (or group of Persons) making such request, Takeover Proposal or inquiry) and (ii) provide to the other party copies of any written materials received by BCIC or TCPC or their respective Representatives in connection with any of the foregoing, and the identity of the Person (or group of Persons) making any such request, Takeover Proposal or inquiry or with whom any discussions or negotiations are taking place. Each of BCIC and TCPC agrees that it shall keep the other party informed on a reasonably current basis of the status and the material terms and conditions (including amendments or proposed amendments) of any such request, Takeover Proposal or inquiry and keep the other party informed on a reasonably current basis of any information requested of or provided by BCIC or TCPC and as to the status of all discussions or negotiations with respect to any such request, Takeover Proposal or inquiry.
7.7 BCIC Takeover Proposals.
(a) If on or after the Signing Date and at any time prior to the BCIC Stockholders Meeting: (i) BCIC receives a bona fide unsolicited Takeover Proposal (under circumstances in which BCIC has complied in all material respects with the provisions of Section 7.6); (ii) the BCIC Special Committee shall have determined in good faith, after consultation with its outside legal counsel and, in the case of financial matters, its financial advisor, that (x) failure to consider such Takeover Proposal would be reasonably likely to be inconsistent with the BCIC directors’ fiduciary duties under applicable Law and (y) such Takeover Proposal constitutes or is reasonably likely to result in a BCIC Superior Proposal; and (iii) BCIC gives TCPC written notice of its intention to engage in negotiations or discussions with the Person making such Takeover Proposal at least two (2) Business Days before engaging in such negotiations or discussions (with such written notice specifying the identity of the Person making such Takeover Proposal, the terms and conditions of such Takeover Proposal and BCIC’s intention to furnish information to, or participate in discussions or negotiations with, the Person making such Takeover Proposal) then, subject to compliance with this Section 7.7(a), BCIC may:
(i) engage in negotiations or discussions with such Person (and only such Person) who has made the unsolicited bona fide Takeover Proposal and provide information in response to a request therefor by such Person who has made such Takeover Proposal if BCIC (A) receives from such Person an executed confidentiality agreement with customary terms (including a standstill) and (B) provides TCPC a copy of all such information that has not previously been delivered to TCPC simultaneously with delivery to such Person (or such Person’s Representatives and Affiliates); and
(ii) after fulfilling its obligations under Section 7.7(b) below, adopt, approve or recommend, or publicly propose to adopt, approve or recommend, such Takeover Proposal, including entering into an agreement with respect thereto (collectively, a “Takeover Approval”).

If on or after the Signing Date and at any time prior to the BCIC Stockholders Meeting, the BCIC Special Committee shall have determined after consultation with its outside legal counsel that continued recommendation of the BCIC Matters to BCIC’s stockholders would be reasonably likely to be inconsistent with the BCIC directors’ fiduciary duties under applicable Law as a result of a BCIC Superior Proposal, BCIC may (A) withdraw or qualify (or modify or amend in a manner adverse to TCPC), or publicly propose to withdraw or qualify (or modify or amend in a manner adverse to TCPC), the approval, adoption, recommendation or declaration of advisability by the BCIC Board of the BCIC Matters, including the recommendation of the BCIC Board that the stockholders of BCIC adopt this Agreement and approve the Transactions (the “BCIC Recommendation”), and (B) take any action or make any statement, filing or release in connection with the BCIC Stockholders Meeting or otherwise inconsistent with the BCIC Recommendation (any action described in clauses (A) and (B) referred to collectively with any Takeover Approval as a “BCIC Adverse Recommendation Change”).
(b) Upon any determination that a Takeover Proposal constitutes a BCIC Superior Proposal, BCIC shall promptly provide (and in any event within twenty-four (24) hours of such determination) to TCPC a written notice (a “Notice of a BCIC Superior Proposal”) (i) advising TCPC that the BCIC Board has received a BCIC Superior Proposal, (ii) specifying in reasonable detail the material terms and conditions of such BCIC Superior Proposal, including the amount per share or other consideration that the stockholders of BCIC will receive in connection with the BCIC Superior Proposal and including a copy of all written materials provided to or by BCIC in connection with such BCIC Superior Proposal (unless previously provided to TCPC), and (iii) identifying the Person making such BCIC Superior Proposal. BCIC shall cooperate and negotiate in good faith with TCPC (to the extent TCPC desires to negotiate) during the five (5) calendar day period following TCPC’s receipt of the Notice of a BCIC Superior Proposal (it being understood that any amendment to the financial terms or any other material term of such BCIC Superior Proposal shall require a new notice and a new two (2) calendar day period) to make such adjustments in the terms and conditions of this Agreement as would enable BCIC to determine that such BCIC Superior Proposal is no longer a BCIC Superior Proposal and proceed with a BCIC Recommendation without a BCIC Adverse Recommendation Change. If thereafter the BCIC Special Committee determines, in its reasonable good-faith judgment after consultation with its outside legal counsel and, in the case of financial matters, its financial advisor and after giving effect to any proposed adjustments to the terms of this Agreement that such BCIC Superior Proposal remains a BCIC Superior Proposal or the failure to make such BCIC Adverse Recommendation Change would be reasonably likely to be inconsistent with the BCIC directors’ fiduciary duties under applicable Law, and BCIC has complied in all material respects with Section 7.7(a) above, BCIC may terminate this Agreement pursuant to Section 9.1(c)(iv) in order to cause BCIC to enter into an agreement related to a BCIC Superior Proposal (a “BCIC Superior Proposal Termination”).
(c) Other than as permitted by Section 7.7(a), neither BCIC nor the BCIC Board shall make any BCIC Adverse Recommendation Change. Notwithstanding anything herein to the contrary, no BCIC Adverse Recommendation Change shall change the approval of the BCIC Matters, including in any respect that would have the effect of causing any Takeover Statute or other similar statute to be applicable to the Transactions.
(d) BCIC shall provide TCPC with prompt written notice of any meeting of the BCIC Board at which the BCIC Board is reasonably expected to consider any Takeover Proposal (such written notice shall in any event be received by TCPC reasonably in advance of such meeting).
(e) Nothing in this Agreement shall prohibit or restrict the BCIC Board from taking any action described in clause (A) of the definition of BCIC Adverse Recommendation Change in response to an Intervening Event (a “BCIC Intervening Event Recommendation Change”) if (A) prior to effecting any such BCIC Intervening Event Recommendation Change, BCIC promptly notifies TCPC, in writing, at least five (5) Business Days (the “BCIC Intervening Event Notice Period”) before taking such action of its intent to consider such action (which notice shall not, by itself, constitute a BCIC Adverse Recommendation Change or a BCIC Intervening Event Recommendation Change), and which notice shall include a reasonably detailed description of the underlying facts giving rise to, and the reasons for taking, such action, (B) BCIC shall, and shall cause its Representatives to, during the BCIC Intervening Event Notice Period, negotiate with TCPC in good faith (to the extent TCPC desires to negotiate) to make such adjustments in the terms and conditions of this Agreement that would not permit the BCIC Board to make a BCIC Intervening Event Recommendation Change, and (C) the BCIC Special Committee determines, after consulting with outside legal counsel and, in the case of financial matters, its financial advisor, that the failure to effect such a BCIC Intervening Event Recommendation Change, as applicable, after taking into account any adjustments made by TCPC during the BCIC Intervening Event Notice Period, would be reasonably likely to be inconsistent with the BCIC directors’ fiduciary duties under applicable Law.
(f) Nothing contained in this Agreement shall be deemed to prohibit BCIC, the BCIC Board or the BCIC Special Committee from (i) complying with its disclosure obligations under applicable U.S. federal or state Law with regard to any Takeover Proposal or (ii) making any disclosure to BCIC’s stockholders if, after consultation with its outside legal counsel, BCIC determines that such disclosure would be required under applicable Law; provided, however, that any such disclosures (other than a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d-9(f) under the Exchange Act) shall be deemed to be a BCIC Adverse Recommendation Change unless the BCIC Board expressly publicly reaffirms the BCIC Recommendation (i) in such communication or (ii) within three (3) Business Days after being requested in writing to do so by TCPC.
7.8 TCPC Takeover Proposals.
(a) If on or after the Signing Date and at any time prior to the TCPC Stockholders Meeting: (i) TCPC receives a bona fide unsolicited Takeover Proposal (under circumstances in which TCPC has complied in all material respects with the provisions of Section 7.6); (ii) the TCPC Special Committee shall have determined in good faith, after consultation with its outside legal counsel and, in the case of financial matters, its financial advisor, that (x) failure to consider such Takeover Proposal would be reasonably likely to be inconsistent with the TCPC directors’ fiduciary duties under applicable Law and (y) such Takeover Proposal constitutes or is reasonably likely to result in a TCPC Superior Proposal; and (iii) TCPC gives BCIC written notice of its intention to engage in negotiations or discussions with the Person making such Takeover Proposal at least two (2) Business Days before engaging in such negotiations or discussions (with such written notice specifying the identity of the Person making such Takeover Proposal, the terms and conditions of such Takeover Proposal and TCPC’s intention to furnish information to, or participate in discussions or negotiations with, the Person making such Takeover Proposal) then, subject to compliance with this Section 7.8(a), TCPC may:
(i) engage in negotiations or discussions with such Person who has made the unsolicited bona fide Takeover Proposal and provide information in response to a request therefor by a Person who has made such Takeover Proposal if TCPC (A) receives from such Person an executed confidentiality agreement with customary terms (including a standstill) and (B) provides BCIC a copy of all such information that has not previously been delivered to BCIC simultaneously with delivery to such Person (or such Person’s Representatives or Affiliates); and
(ii) after fulfilling its obligations under Section 7.8(b) below, effect a Takeover Approval.
If on or after the Signing Date and at any time prior to the TCPC Stockholders Meeting, the TCPC Special Committee shall have determined after consultation with its outside legal counsel that continued recommendation of the TCPC Matters to TCPC’s stockholders would be reasonably likely to be inconsistent with the TCPC directors’ fiduciary duties under applicable Law as a result of a TCPC Superior Proposal, TCPC may (A) withdraw or qualify (or modify or amend in a manner adverse to BCIC), or publicly propose to withdraw or qualify (or modify or amend in a manner adverse to BCIC), the approval, adoption, recommendation or declaration of advisability by the TCPC Board of the TCPC Matters, including the recommendation of the TCPC Board that the stockholders of TCPC approve the TCPC Matters (the “TCPC Recommendation”), and (B) take any action or make any statement, filing or release, in connection with the TCPC Stockholders Meeting or otherwise, inconsistent with the TCPC Recommendation (any action described in clauses (A) and (B) referred to collectively with any Takeover Approval as a “TCPC Adverse Recommendation Change”).
(b) Upon any determination that a Takeover Proposal constitutes a TCPC Superior Proposal, TCPC shall promptly provide (and in any event within twenty-four (24) hours of such determination) to BCIC a written notice (a “Notice of a TCPC Superior Proposal”) (i) advising BCIC that the TCPC Board has received a TCPC Superior Proposal, (ii) specifying in reasonable detail the material terms and conditions of such TCPC Superior Proposal, including the amount per share or other consideration that the stockholders of TCPC will receive in connection with the TCPC Superior Proposal and including a copy of all written materials provided to or by TCPC in connection with such TCPC Superior Proposal (unless previously provided to BCIC), and (iii) identifying the Person making such TCPC Superior Proposal. TCPC shall cooperate and negotiate in good faith with BCIC (to the extent BCIC desires to negotiate) during the five (5) calendar day period following BCIC’s receipt of the Notice of a TCPC Superior Proposal (it being understood that any amendment to the financial terms or any other material term of such TCPC Superior Proposal shall require a new notice and a new two (2) calendar day period) to make such adjustments in the terms and conditions of this Agreement as would enable TCPC to determine that such TCPC Superior Proposal is no longer a TCPC Superior Proposal and proceed with a TCPC Recommendation without a TCPC Adverse Recommendation Change. If thereafter the TCPC Special Committee determines, in its reasonable good-faith judgment after consultation with its outside legal counsel and, in the case of financial matters, its financial advisor and after giving effect to any proposed adjustments to the terms of this Agreement that such TCPC Superior Proposal remains a TCPC Superior Proposal or the failure to make such TCPC Adverse Recommendation Change would be reasonably likely to be inconsistent with the TCPC directors’ fiduciary duties under applicable Law, and TCPC has complied in all material respects with Section 7.8(a) above, TCPC may terminate this Agreement pursuant to Section 9.1(d)(iv) in order to cause TCPC to enter into an agreement with respect to a TCPC Superior Proposal (a “TCPC Superior Proposal Termination”).
(c) Other than as permitted by Section 7.8(a), neither TCPC nor the TCPC Board shall make any TCPC Adverse Recommendation Change. Notwithstanding anything herein to the contrary, no TCPC Adverse Recommendation Change shall change the approval of the TCPC Matters, including in any respect that would have the effect of causing any Takeover Statute or other similar statute to be applicable to the Transactions.
(d) TCPC shall provide BCIC with prompt written notice of any meeting of the TCPC Board at which the TCPC Board is reasonably expected to consider any Takeover Proposal (such written notice shall in any event be received by BCIC reasonably in advance of such meeting).
(e) Nothing in this Agreement shall prohibit or restrict the TCPC Board from taking any action described in clause (A) of the definition of TCPC Adverse Recommendation Change in response to an Intervening Event (a “TCPC Intervening Event Recommendation Change”) if (A) prior to effecting any such TCPC Intervening Event Recommendation Change, TCPC promptly notifies BCIC, in writing, at least five (5) Business Days (the “TCPC Intervening Event Notice Period”) before taking such action of its intent to consider such action (which notice shall not, by itself, constitute a TCPC Adverse Recommendation Change or a TCPC Intervening Event Recommendation Change), and which notice shall include a reasonably detailed description of the underlying facts giving rise to, and the reasons for taking, such action, (B) TCPC shall, and shall cause its Representatives to, during the TCPC Intervening Event Notice Period, negotiate with BCIC in good faith (to the extent BCIC desires to negotiate) to make such adjustments in the terms and conditions of this Agreement that would not permit the TCPC Board to make a TCPC Intervening Event Recommendation Change, and (C) the TCPC Special Committee determines, after consulting with outside legal counsel and, in the case of financial matters, its financial advisor, that the failure to effect such a TCPC Intervening Event Recommendation Change, as applicable, after taking into account any adjustments made by BCIC during the TCPC Intervening Event Notice Period, would be reasonably likely to be inconsistent with the TCPC directors’ fiduciary duties under applicable Law.
(f) Nothing contained in this Agreement shall be deemed to prohibit TCPC, the TCPC Board or the TCPC Special Committee from (i) complying with its disclosure obligations under applicable U.S. federal or state Law with regard to any Takeover Proposal or (ii) making any disclosure to TCPC’s stockholders if, after consultation with its outside legal counsel, TCPC determines that such disclosure would be required under applicable Law; provided, however, that any such disclosures (other than a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d-9(f) under the Exchange Act) shall be deemed to be a TCPC Adverse Recommendation Change unless the TCPC Board expressly publicly reaffirms the TCPC Recommendation (i) in such communication or (ii) within three (3) Business Days after being requested in writing to do so by BCIC.
7.9 Access to Information.
(a) Upon reasonable notice, except as may otherwise be restricted by applicable Law, each of BCIC and TCPC shall, and shall cause each of its Consolidated Subsidiaries to, afford to the directors, officers, accountants, counsel, advisors and other Representatives of the other party, reasonable access, during normal business hours during the period prior to the Effective Time, to its properties, books, Contracts and records and, during such period, such party shall, and shall cause its Consolidated Subsidiaries to, make available (including via EDGAR) to the other party all other information concerning its business and properties as the other party may reasonably request; provided that the foregoing shall not require BCIC or TCPC, as applicable, to afford access to or to disclose any information that in such party’s reasonable judgment would violate any confidentiality obligations to which such party is subject to if after using its reasonable best efforts with respect thereto, it was unable to obtain any required consent to provide such access or make such disclosure; provided, further, that either BCIC or TCPC may restrict access to the extent required by any applicable Law or as may be necessary to preserve attorney-client privilege under any circumstances in which such privilege may be jeopardized by such disclosure or access.
(b) No investigation by a party hereto or its representatives shall affect or be deemed to modify the representations and warranties of the other party set forth in this Agreement.
7.10 Publicity. The initial press release with respect to the Transactions shall be a joint press release reasonably acceptable to each of TCPC and BCIC. Thereafter, so long as this Agreement is in effect, TCPC and BCIC each shall consult with the other before issuing or causing the publication of any press release or other public announcement with respect to this Agreement, the Merger, or the Transactions, except as may be required by applicable Law or the rules and regulations of the Nasdaq and, to the extent practicable, before such press release or disclosure is issued or made, TCPC or BCIC, as applicable, shall have used commercially reasonable efforts to advise the other party of, and consult with the other party regarding, the text of such disclosure; provided that either TCPC or BCIC may make any public statement in response to specific questions by analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are consistent with previous press releases, public disclosures or public statements made in compliance with this Section 7.10.
7.11 Takeover Statutes and Provisions. Neither TCPC nor BCIC will take any action that would cause the Transactions to be subject to requirements imposed by any Takeover Statutes. Each of TCPC and BCIC shall take all necessary steps within its control to exempt (or ensure the continued exemption of) those Transactions from, or if necessary, challenge the validity or applicability of, any applicable Takeover Statute, as now or hereafter in effect.
7.12 Tax Matters.
(a) Tax Representation Letters. Prior to the Effective Time (or at such other times as requested by counsel), each of TCPC and BCIC shall execute and deliver to Skadden, Arps, Slate, Meagher & Flom LLP a tax representation letter (which will be used in connection with the tax opinions contemplated by Section 8.2(e) and Section 8.3(e), respectively).
(b) RIC Status. During the period from the Signing Date to the Effective Time, except as expressly contemplated or permitted by this Agreement, (i) BCIC shall not, and shall not permit any of its Consolidated Subsidiaries to, directly or indirectly, without the prior written consent of TCPC take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to cause BCIC to fail to qualify for taxation as a RIC, and (ii) TCPC shall not, and shall not permit any of its Consolidated Subsidiaries to, directly or indirectly, without the prior written consent of BCIC, take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to cause TCPC to fail to qualify for taxation as a RIC.
(c) Tax Treatment of Merger. For United States federal income Tax purposes, (i) the parties intend that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and that each of BCIC and TCPC will be “a party to a reorganization” within the meaning of Section 368(b) of the Code (the “Intended Tax Treatment”) and (ii) this Agreement is intended to be, and is hereby adopted as, a “plan of reorganization” for purposes of Section 354 and 361 of the Code and Treasury Regulations Section 1.368-2(g) and 1.368-3(a). Unless otherwise required by applicable Law or administrative action, (i) each of BCIC, TCPC and Merger Sub shall use its reasonable best efforts to cause the Merger to qualify for the Intended Tax Treatment, including by not taking any action that such party knows is reasonably likely to prevent such qualification; and (ii) each of BCIC, TCPC and Merger Sub shall report the Merger for U.S. federal income Tax purposes in a manner consistent with the Intended Tax Treatment unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.
(d) Tax Opinions. BCIC shall use its best efforts to obtain the tax opinion described in Section 8.3(e), and TCPC shall use its best efforts to obtain the tax opinion described in Section 8.2(e).
(e) Final Dividend. Prior to the Effective Time, BCIC shall, to the extent applicable, declare and pay a Tax Dividend with respect to all taxable years (or portion thereof) ended on or prior to the Effective Time.

(f) W-9. Prior to the Effective Time, BCIC shall deliver to TCPC a duly completed and executed form W-9, dated as of the Closing Date.
7.13 Stockholder Litigation. The parties to this Agreement shall reasonably cooperate and consult with one another in connection with the defense and settlement of any Proceeding by BCIC’s stockholders or TCPC’s stockholders against any of them or any of their respective directors, officers or Affiliates with respect to this Agreement or the Transactions. Each of BCIC and TCPC (i) shall keep the other party reasonably informed of any material developments in connection with any such Proceeding brought by its stockholders and (ii) shall not settle any such Proceeding without the prior written consent of the other party (such consent not to be unreasonably delayed, conditioned or withheld).
7.14 No Other Representations or Warranties. The parties hereto acknowledge and agree that except for the representations and warranties of BCIC in Article III, representations and warranties of TCPC in Article IV and the representations and warranties of the Advisors in Article V, none of the Advisors, BCIC, TCPC or any of BCIC’s or TCPC’s respective Consolidated Subsidiaries or any other Person acting on behalf of the foregoing makes any representation or warranty, express or implied.
7.15 Coordination of Dividends. TCPC and BCIC shall coordinate with each other in designating the record and payment dates for any quarterly dividends or distributions to its stockholders declared in accordance with this Agreement in any calendar quarter in which the Closing Date might reasonably be expected to occur, and neither TCPC nor BCIC shall authorize or declare any dividend or distribution to its stockholders after the Determination Date at any time on or before the Closing Date. In the event that a dividend or distribution with respect to the shares of BCIC Common Stock permitted under the terms of this Agreement has (i) a record date prior to the Effective Time and (ii) not been paid as of the Effective Time, the holders of shares of BCIC Common Stock shall be entitled to receive such dividend or distribution within a reasonable period after the time such shares are exchanged pursuant to Article I and Article II.
ARTICLE VIII

CONDITIONS PRECEDENT
8.1 Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of the parties to effect the Merger shall be subject to the satisfaction or, other than with respect to Section 8.1(a), which shall not be waived by any party hereto, waiver, at or prior to the Effective Time, of the following conditions:
(a) Stockholder Approvals. (i) The BCIC Matters shall have been approved by the BCIC Requisite Vote, and (ii) the TCPC Matters shall have been approved by the TCPC Requisite Vote.
(b) Nasdaq Listing. The shares of TCPC Common Stock to be issued under this Agreement in connection with the Merger shall have been authorized for listing on the Nasdaq, subject to official notice of issuance.
(c) Registration Statement. The Registration Statement shall have become effective under the Securities Act, and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no Proceedings for that purpose shall have been initiated by the SEC. Any necessary state securities or “blue sky” authorizations shall have been received.
(d) No Injunctions or Restraints; Illegality. No Order issued by any court or agency of competent jurisdiction or other Law preventing, enjoining, restraining or making illegal the consummation of the Merger or any of the other Transactions shall be in effect.
(e) Regulatory and Other Approvals. All Regulatory Approvals required by applicable Law to consummate the Transactions, including the Merger, shall have been obtained and shall remain in full force and effect and all statutory waiting periods required by applicable Law in respect thereof shall have expired (including expiration of the applicable waiting period under the HSR Act). Each of the approvals listed on Section 8.1(e) of the BCIC Disclosure Schedule and Section 8.1(e) of the TCPC Disclosure Schedule, if any, shall have been obtained and shall remain in full force and effect.
(f) No Litigation. There shall be no Proceeding by any Governmental Entity of competent jurisdiction pending that challenges the Merger or any of the other Transactions or that otherwise seeks to prevent, enjoin, restrain or make illegal the consummation of the Merger or any of the other Transactions.

(g) Net Asset Value Determinations. The determination of both the Closing TCPC Net Asset Value and the Closing BCIC Net Asset Value shall have been completed in accordance with Section 2.6.
(h) Transaction Documents. Each of the Transaction Documents shall be in full force and effect.
(i) BCIC Revolving Credit Agreement Amendment. The Extension Amendments Effective Date (as defined in the BCIC Revolving Credit Agreement Amendment) shall have occurred, and the BCIC Revolving Credit Agreement Amendment shall otherwise be in full force and effect at the time of (and immediately after giving effect to) the Closing.
8.2 Conditions to Obligations of TCPC and Merger Sub to Effect the Merger. The obligations of TCPC and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by TCPC, at or prior to the Effective Time, of the following conditions:
(a) Representations and Warranties of BCIC. (i) The representations and warranties of BCIC set forth in Section 3.2(a) shall be true and correct in all respects (other than de minimis inaccuracies) as of the Signing Date and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); (ii) the representations and warranties of BCIC set forth in Section 3.8(ii) shall be true and correct in all respects as of the Signing Date and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); (iii) the representations and warranties of BCIC set forth in Sections 3.3(a), 3.3(b)(i), 3.7, 3.10 and 3.21 shall be true and correct in all material respects as of the Signing Date and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); and (iv) the representations and warranties of BCIC set forth in this Agreement (other than those set forth in the foregoing clauses (i), (ii) and (iii)) shall be true and correct as of the Signing Date and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), without regard to any Material Adverse Effect or other materiality qualification to such representations and warranties; provided, however, that notwithstanding anything herein to the contrary, the condition set forth in this Section 8.2(a)(iv) shall be deemed to have been satisfied even if any such representations and warranties of BCIC are not so true and correct, without regard to any Material Adverse Effect or other materiality qualification to such representations and warranties, unless the failure of such representations and warranties of BCIC to be so true and correct, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect with respect to BCIC. TCPC shall have received a certificate signed on behalf of BCIC by the Chief Executive Officer or the Chief Financial Officer of BCIC to the effect that the conditions set forth in Section 8.2(a)(i), (ii), (iii) and (iv) have been satisfied.
(b) Representations and Warranties of TCP. The representations and warranties of TCP set forth in this Agreement shall be true and correct as of the Signing Date and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), without regard to any Material Adverse Effect or other materiality qualification to such representations and warranties; provided, however, that notwithstanding anything herein to the contrary, the condition set forth in this Section 8.2(b) shall be deemed to have been satisfied even if any such representations and warranties of TCP are not so true and correct, without regard to any Material Adverse Effect or other materiality qualification to such representations and warranties, unless the failure of such representations and warranties of TCP to be so true and correct, individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect with respect to TCPC. TCPC shall have received a certificate signed on behalf of TCP by an authorized officer of TCP to the effect that the conditions set forth in Section 8.2(b) have been satisfied.
(c) Performance of Obligations of BCIC. BCIC shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time. TCPC shall have received a certificate signed on behalf of BCIC by the Chief Executive Officer or the Chief Financial Officer of BCIC to such effect.

(d) Absence of BCIC Material Adverse Effect. Since the Signing Date there shall not have occurred any condition, change or event that, individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect in respect of BCIC.
(e) Federal Tax Opinion. TCPC shall have received the opinion of Skadden, Arps, Slate, Meagher & Flom LLP, counsel to TCPC (or, if Skadden, Arps, Slate, Meagher & Flom LLP is unable or unwilling to render such an opinion, the written opinion of another nationally recognized counsel as may be reasonably acceptable to TCPC), addressed to TCPC substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion that are consistent with the state of facts existing at the Closing Date, the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, tax counsel may rely upon the tax representation letters provided by TCPC and BCIC.
8.3 Conditions to Obligations of BCIC to Effect the Merger. The obligation of BCIC to effect the Merger is also subject to the satisfaction or waiver by BCIC, at or prior to the Effective Time, of the following conditions:
(a) Representations and Warranties of TCPC. (i) The representations and warranties of TCPC set forth in Section 4.2(a) shall be true and correct in all respects (other than de minimis inaccuracies) as of the Signing Date and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); (ii) the representations and warranties of TCPC and Merger Sub set forth in Section 4.8(ii) shall be true and correct in all respects as of the Signing Date and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); (iii) the representations and warranties of TCPC and Merger Sub set forth in Sections 4.3(a), 4.3(b)(i) and 4.7 shall be true and correct in all material respects as of the Signing Date and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); and (iv) the representations and warranties of TCPC and Merger Sub set forth in this Agreement (other than those set forth in the foregoing clauses (i), (ii) and (iii)) shall be true and correct as of the Signing Date and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), without regard to any Material Adverse Effect or other materiality qualification to such representations and warranties; provided, however, that notwithstanding anything herein to the contrary, the condition set forth in this Section 8.3(a)(iv) shall be deemed to have been satisfied even if any such representations and warranties of TCPC and Merger Sub are not so true and correct, without regard to any Material Adverse Effect or other materiality qualification to such representations and warranties, unless the failure of such representations and warranties of TCPC and Merger Sub to be so true and correct, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect with respect to TCPC. BCIC shall have received a certificate signed on behalf of TCPC by the Chief Executive Officer or the Chief Financial Officer of TCPC and Merger Sub to the effect that the conditions set forth in Section 8.3(a)(i), (ii), (iii) and (iv) have been satisfied.
(b) Representations and Warranties of BCIA. The representations and warranties of BCIA set forth in this Agreement shall be true and correct as of the Signing Date and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), without regard to any Material Adverse Effect or other materiality qualification to such representations and warranties; provided, however, that notwithstanding anything herein to the contrary, the condition set forth in this Section 8.3(b) shall be deemed to have been satisfied even if any such representations and warranties of BCIA are not so true and correct, without regard to any Material Adverse Effect or other materiality qualification to such representations and warranties, unless the failure of such representations and warranties of BCIA to be so true and correct, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect with respect to BCIC. BCIC shall have received a certificate signed on behalf of BCIA by an authorized officer of BCIA to the effect that the conditions set forth in Section 8.3(b) have been satisfied.

(c) Performance of Obligations of TCPC and Merger Sub. Each of TCPC and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time. BCIC shall have received a certificate signed on behalf of TCPC and Merger Sub by the Chief Executive Officer or the Chief Financial Officer of TCPC to such effect.
(d) Absence of TCPC Material Adverse Effect. Since the Signing Date there shall not have occurred any condition, change or event that, individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect in respect of TCPC.
(e) Federal Tax Opinion. BCIC shall have received the opinion of Skadden, Arps, Slate, Meagher & Flom LLP, counsel to BCIC (or, if Skadden, Arps, Slate, Meagher & Flom LLP is unable or unwilling to render such an opinion, the written opinion of another nationally recognized counsel as may be reasonably acceptable to BCIC), addressed to BCIC, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion that are consistent with the state of facts existing at the Closing Date, the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, tax counsel may rely upon the tax representation letters provided by TCPC and BCIC.
8.4 Frustration of Closing Conditions. None of TCPC, Merger Sub or BCIC may rely on the failure of any condition set forth in this Article VIII to be satisfied to excuse performance by such party of its obligations under this Agreement if such failure was caused by such party’s failure to act in good faith or to use its commercially reasonable efforts to consummate the Merger and the Transactions.
ARTICLE IX

TERMINATION AND AMENDMENT
9.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the BCIC Matters by the stockholders of BCIC or the TCPC Matters by the stockholders of TCPC:
(a) by mutual consent of BCIC and TCPC in a written instrument authorized by each of the BCIC Board (upon the recommendation of the BCIC Special Committee) and the TCPC Board (upon the recommendation of the TCPC Special Committee);
(b) by either BCIC (acting upon the recommendation of the BCIC Special Committee) or TCPC (acting upon the recommendation of the TCPC Special Committee), if:
(i) any Governmental Entity that must grant a Regulatory Approval has denied approval of the Transactions (including the Merger) and such denial has become final and nonappealable, or any Governmental Entity of competent jurisdiction shall have issued a final and nonappealable Order, or promulgated any other Law, permanently enjoining or otherwise prohibiting or making illegal the consummation of the Transactions;
(ii) the Merger shall not have been consummated on or before August 31, 2024 (the “Termination Date”); provided that the right to terminate this Agreement pursuant to this Section 9.1(b)(ii) shall not be available to any party whose breach of any provision of this Agreement results in the failure of the Merger to be consummated prior to the Termination Date;
(iii) the stockholders of BCIC shall have failed to approve the BCIC Matters by the BCIC Requisite Vote of BCIC’s stockholders at a duly held meeting of BCIC’s stockholders or at any adjournment or postponement thereof at which the BCIC Matters have been voted upon; or
(iv) the stockholders of TCPC shall have failed to approve the TCPC Matters by the TCPC Requisite Vote of TCPC’s stockholders at a duly held meeting of TCPC’s stockholders or at any adjournment or postponement thereof at which the TCPC Matters have been voted upon;
provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(b) shall not be available to any party that has breached in any material respect its obligations under this Agreement in any manner that has been the principal cause of or resulted in the failure to consummate the Transactions;
(c) by BCIC (acting upon the recommendation of the BCIC Special Committee), if:
(i) there shall have been a breach of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of TCPC or Merger Sub, which breach, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 8.3(a), 8.3(b) or 8.3(c), and such breach is not curable prior to the Termination Date or if curable prior to the Termination Date, has not been cured within 30 days after the giving of notice thereof by BCIC to TCPC (provided that BCIC is not then in material breach of this Agreement so as to cause any of the conditions set forth in Section 8.1, 8.2(a), 8.2(b) or 8.2(c) not to be satisfied);
(ii) at any time prior to obtaining approval of the TCPC Matters by the stockholders of TCPC, (A) a TCPC Adverse Recommendation Change and/or Takeover Approval shall have occurred, (B) TCPC shall have failed to include in the Joint Proxy Statement/Prospectus the recommendation of the TCPC Board that TCPC’s stockholders vote in favor of the TCPC Matters, (C) a Takeover Proposal is publicly announced and TCPC fails to issue, within 10 Business Days after such Takeover Proposal is announced, a press release that reaffirms the recommendation of the TCPC Board that TCPC’s stockholders vote in favor of the TCPC Matters, or (D) a tender or exchange offer relating to any shares of TCPC Common Stock shall have been commenced by a third party and TCPC shall not have sent to its stockholders, within 10 Business Days after the commencement of such tender or exchange offer, a statement disclosing that the TCPC Board recommends rejection of such tender or exchange offer;
(iii) TCPC breaches, in any material respect, its obligations under Section 7.6 or Section 7.8; or
(iv) at any time prior to the time the approval of stockholders with respect to the BCIC Matters is obtained, (A) BCIC is not in material breach of any of the terms of this Agreement and (B) the BCIC Board, upon the recommendation of the BCIC Special Committee, authorizes BCIC, subject to complying with the terms of this Agreement (including Section 7.7(b)), to enter into, and BCIC enters into, a definitive Contract with respect to a BCIC Superior Proposal;
(d) by TCPC (acting upon the recommendation of the TCPC Special Committee), if:
(i) there shall have been a breach of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of BCIC, which breach, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 8.2(a), 8.2(b) or 8.2(c), and such breach is not curable prior to the Termination Date or if curable prior to the Termination Date, has not been cured within 30 days after the giving of notice thereof by TCPC to BCIC (provided that TCPC is not then in material breach of this Agreement so as to cause any of the conditions set forth in Section 8.1, 8.3(a), 8.3(b) or 8.3(c) not to be satisfied);
(ii) at any time prior to obtaining approval of the BCIC Matters by the stockholders of BCIC, (A) a BCIC Adverse Recommendation Change and/or Takeover Approval shall have occurred, (B) BCIC shall have failed to include in the Joint Proxy Statement/Prospectus the recommendation of the BCIC Board that BCIC’s stockholders vote in favor of the BCIC Matters, (C) a Takeover Proposal is publicly announced and BCIC fails to issue, within 10 Business Days after such Takeover Proposal is announced, a press release that reaffirms the recommendation of the BCIC Board that BCIC’s stockholders vote in favor of the BCIC Matters or (D) a tender or exchange offer relating to any shares of BCIC Common Stock shall have been commenced by a third party and BCIC shall not have sent to its stockholders, within 10 Business Days after the commencement of such tender or exchange offer, a statement disclosing that the BCIC Board recommends rejection of such tender or exchange offer;
(iii) BCIC breaches, in any material respect, its obligations under Section 7.6 or Section 7.7; or
(iv) at any time prior to the time the approval of stockholders with respect to the TCPC Matters is obtained, (A) TCPC is not in material breach of any of the terms of this Agreement and (B) the TCPC Board, upon the recommendation of the TCPC Special Committee, authorizes TCPC, subject to complying with the terms of this Agreement (including Section 7.8(b)), to enter into, and TCPC enters into, a definitive Contract with respect to a TCPC Superior Proposal.
The party desiring to terminate this Agreement pursuant to Section 9.1 shall give written notice of such termination to the other party in accordance with Section 11.2, specifying the provision or provisions hereof pursuant to which such termination is effected.

9.2 [Reserved].
9.3 Effect of Termination. In the event of termination of this Agreement by either BCIC or TCPC as provided in Section 9.1, this Agreement shall forthwith become void and have no effect, and none of TCPC, Merger Sub, BCIC, any of their respective Affiliates or Consolidated Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever under this Agreement, or in connection with the Transactions, except that Section 7.9(b), Article IX and Article XI (including, in each case, any applicable definitions) shall survive any termination of this Agreement; provided, however, that nothing herein shall relieve any party from any liabilities for damages incurred or suffered by another party arising out of the willful or intentional breach by such party of any provision of this Agreement or a failure or refusal by such party to consummate this Agreement and the Transactions when such party was obligated to do so in accordance with the terms hereof.
9.4 Fees and Expenses.
(a) Subject to Section 9.4(c), all fees and expenses incurred by any party or any of its Consolidated Subsidiaries in connection with this Agreement and the Transactions (the “BDC Expenses”), including all (i) fees and expenses for financial advisory and legal services to each of BCIC and TCPC in connection with this Agreement, the Transaction Documents and the Transactions, (ii) fees and expenses incurred in connection with the BCIC Stockholder Meeting or the TCPC Stockholder Meeting, such as printing and mailing the Form N-14 registration statement (the “N-14”) and necessary ancillary documents, (iii) fees and expenses incurred in connection with soliciting and tabulating shareholder votes, including the cost of a proxy solicitation firm, (iv) fees and expenses incurred in connection with meetings of the BCIC Special Committee and the TCPC Special Committee, (v) fees and expenses incurred by the BCIC Board or the TCPC Board in connection with the Transactions including legal, tax, and other outside advisors, travel and the maintenance of a virtual data room and (vi) fees and expenses incurred in connection with litigation relating to the Transactions shall, in each case, be paid by the party incurring such fees or expenses (or, in the case of Merger Sub and SVCP, TCPC), whether or not the Transactions (including the Merger) are consummated.
(b) All fees and expenses (whether or not incurred or owed by TCPC or BCIC) related to (i) the drafting of this Agreement, the other Transaction Documents and the N-14, (ii) filing and other fees paid to the SEC in connection with the Transactions, and (iii) filing and other fees incurred in connection with any filing under the HSR Act in connection with the Transactions (collectively, the “Joint Expenses”) shall be borne by TCPC and BCIC on a pro rata basis based upon the relative net assets of TCPC and BCIC as of the date on which the Exchange Ratio is determined, subject to reimbursement by the TCP or BCIA pursuant to Section 9.4(c).
(c) (i) TCP shall, either through direct payment to the vendors or payees, through waiver or offset of fees owed to TCP or through reimbursement to TCPC, bear 50% of the aggregate reasonable out-of-pocket costs and expenses constituting BDC Expenses incurred by TCPC and (ii) BCIA shall, either through direct payment to the vendors or payees, through waiver or offset of fees owed to BCIA or through reimbursement to BCIC, bear 50% of the aggregate reasonable out-of-pocket costs and expenses constituting BDC Expenses incurred by BCIC, up to an aggregate amount under clauses (i) and (ii) equal to (A) if Closing occurs or Closing does not occur other than for a reason set forth in Section 9.4(c)(ii)(B), $6 million or (B) if Closing does not occur because either (x) the stockholders of BCIC shall have failed to approve the BCIC Matters by the BCIC Requisite Vote of BCIC’s stockholders at a duly held meeting of BCIC’s stockholders or at any adjournment or postponement thereof at which the BCIC Matters have been voted upon or (y) the stockholders of TCPC shall have failed to approve the TCPC Matters by the TCPC Requisite Vote of TCPC’s stockholders at a duly held meeting of TCPC’s stockholders or at any adjournment or postponement thereof at which the BCIC Matters have been voted upon, then, in either case, $3 million (such amount under (A) or (B), the “Expense Cap”). The Expense Cap shall be allocated between TCPC and BCIC on a pro rata basis based upon the relative net assets of TCPC and BCIC as of the date on which the Exchange Ratio is determined; provided that if (A) the aggregate BDC Expenses and allocated Joint Expenses of either BCIC or TCPC, as applicable, to be reimbursed to or paid on behalf of such party pursuant to clause (i) or clause (ii) exceeds such party’s pro rata share of the Expense Cap and (B) the aggregate BDC Expenses and allocated Joint Expenses of the other party to be compensated pursuant to clause (i) or clause (ii), as applicable, is less than such other party’s pro rata share of the applicable Expense Cap, then the portion of the Expense Cap not used by such other party in the immediately preceding clause (B) shall be added to the Expense Cap of the other party in the immediately preceding clause (A).

(d) Subject to Section 9.4(c) above, each of BCIC and TCPC will pay all of its BDC Expenses and its pro rata share of Joint Expenses in excess of the portion of the Expense Cap applicable to it whether or not the Closing occurs.
9.5 Amendment. This Agreement may be amended by the parties, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the TCPC Matters by the stockholders of TCPC or the BCIC Matters by the stockholders of BCIC; provided, however, that after any approval of the TCPC Matters by the stockholders of TCPC or the BCIC Matters by the stockholders of BCIC, there may not be, without further approval of such stockholders, any amendment of this Agreement that requires such further approval under applicable Law. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties (acting upon the recommendation of the BCIC Special Committee, in the case of BCIC, or the TCPC Special Committee, in the case of TCPC).
9.6 Extension; Waiver. At any time prior to the Effective Time, each party, by action taken or authorized by the BCIC Board, upon the recommendation of the BCIC Special Committee, or the TCPC Board, upon the recommendation of the TCPC Special Committee, as applicable, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties contained in this Agreement or (c) waive compliance by the other parties with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other non-compliance.
ARTICLE X

CERTAIN DEFINITIONS
“Acceptable Courts” has the meaning set forth in Section 11.6.
“Advisor” has the meaning set forth in the Preamble.
“Advisors Disclosure Schedule” has the meaning set forth in Section 11.9.
“Affiliate” of a Person means any other Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with the first Person (it being understood that no portfolio company in which any Person has, directly or indirectly, made a debt or equity investment that is, would or should be reflected in the schedule of investments included in the quarterly or annual reports of such Person that are filed with the SEC shall be an Affiliate of such Person). The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise, and the terms “controlled” has a meaning correlative thereto.
“Agreement” has the meaning set forth in the Preamble.
“Amended and Restated TCPC Advisory Agreement” means the amended and restated TCPC Advisory Agreement executed as of the Signing Date, to be effective upon, and subject to the occurrence of, the Closing.
“Applicable Date” has the meaning set forth in Section 3.5(a).
“ASC Topic 820” has the meaning set forth in Section 3.6(i).
“BCIA” has the meaning set forth in the Preamble.
“BCIC” has the meaning set forth in the Preamble.
“BCIC Administration Agreement” means the administration agreement by and between BlackRock Financial Management, Inc. and BCIC as in effect as of the Signing Date.
“BCIC Adverse Recommendation Change” has the meaning set forth in Section 7.7(a).
“BCIC Advisory Agreement” means the investment advisory agreement between BCIC and BCIA in effect as of the Signing Date.
“BCIC Balance Sheet” has the meaning set forth in Section 3.6(b).
“BCIC Board” has the meaning set forth in the Recitals.

“BCIC Bylaws” has the meaning set forth in Section 3.1(b).
“BCIC Capitalization Date” has the meaning set forth in Section 3.2(a).
“BCIC Certificate” has the meaning set forth in Section 3.1(b).
“BCIC Common Stock” has the meaning set forth in Section 1.5(b).
“BCIC Disclosure Schedule” has the meaning set forth in Section 11.9.
“BCIC Insurance Policy” has the meaning set forth in Section 3.16.
“BCIC Intellectual Property Rights” has the meaning set forth in Section 3.17.
“BCIC Intervening Event Notice Period” has the meaning set forth in Section 7.7(e).
“BCIC Intervening Event Recommendation Change” has the meaning set forth in Section 7.7(e).
“BCIC Material Contracts” has the meaning set forth in Section 3.15(a).
“BCIC Matters” means (i) the adoption of this Agreement and approval of the Transactions and (ii) any other matters required to be approved or adopted by the stockholders of BCIC in order to effect the Transactions.
“BCIC Per Share NAV” means the quotient of (i) the Closing BCIC Net Asset Value divided by (ii) the number of shares of BCIC Common Stock issued and outstanding as of the Determination Date (excluding any Cancelled Shares).
“BCIC Preferred Stock” means the shares of preferred stock, par value $0.001 per share, of BCIC.
“BCIC Recommendation” has the meaning set forth in Section 7.7(a).
“BCIC Requisite Vote” has the meaning set forth in Section 3.3(a).
“BCIC Revolving Credit Agreement” means that certain Second Amended and Restated Senior Secured Revolving Credit Agreement, dated as of February 19, 2016, by and among BCIC, as borrower, the lenders from time to time party thereto, Citibank, N.A., as administrative agent, swingline lender and issuing bank, and Bank of Montreal, Chicago Branch, as syndication agent, as amended on August 8, 2016, June 5, 2017, March 15, 2018, August 30, 2019, May 22, 2020, April 23, 2021, April 26, 2023 and the Signing Date (and as further amended, restated, replaced (whether upon or after termination or otherwise, and whether with the original lenders or otherwise), refinanced, supplemented, modified or otherwise changed (in whole or in part, and without limitation as to amount, terms, conditions, covenants and other provisions) from time to time, including any extension of the maturity thereof or increase in the amount of available borrowings thereof).
“BCIC Revolving Credit Agreement Amendment” means that certain Eighth Amendment, dated as of the Signing Date, by and among BCIC, certain of its Consolidated Subsidiaries party thereto, as subsidiary guarantors, the lenders party thereto, and Citibank, N.A., as administrative agent, swingline lender and issuing bank.
“BCIC SEC Reports” has the meaning set forth in Section 3.5(a).
“BCIC Special Committee” has the meaning set forth in the Recitals.
“BCIC Stockholders Meeting” has the meaning set forth in Section 3.3(a).
“BCIC Superior Proposal” means a bona fide written Takeover Proposal that was not knowingly solicited by, or the result of any knowing solicitation by, BCIC or any of its Consolidated Subsidiaries or by any of their respective Affiliates or Representatives in violation of this Agreement, made by a third party that would result in such third party becoming the beneficial owner, directly or indirectly, of more than 75% of the total voting power of BCIC or more than 75% of the assets of BCIC on a consolidated basis (a) on terms which the BCIC Board determines in good faith to be superior for the stockholders of BCIC (in their capacity as stockholders), taken as a group, from a financial point of view as compared to the Merger (after giving effect to any alternative proposed by TCPC in accordance with Section 7.7), (b) that is reasonably likely to be consummated (taking into account, among other things, all legal, financial, regulatory and other aspects of the proposal, including any conditions, and the identity of the offeror) in a timely manner and in accordance with its terms and (c) in respect of which any required financing has been determined in good faith by the BCIC Board (upon the recommendation of the BCIC Special Committee) to be reasonably likely to be obtained, as evidenced by a written commitment of a reputable financing source.
“BCIC Superior Proposal Termination” has the meaning set forth in Section 7.7(b).

“BCIC Voting Debt” has the meaning set forth in Section 3.2(a).
“BDC” has the meaning set forth in the Recitals.
“BDC Expenses” has the meaning set forth in Section 9.4(a).
“Business Day” means any day other than a Saturday or Sunday or a day on which banks are required or authorized to close in New York, New York.
“Cancelled Shares” has the meaning set forth in Section 1.5(b).
“Certificate of Merger” has the meaning set forth in Section 1.3.
“Closing” has the meaning set forth in Section 1.2.
“Closing BCIC Net Asset Value” has the meaning set forth in Section 2.6(b).
“Closing Date” has the meaning set forth in Section 1.2.
“Closing TCPC Net Asset Value” has the meaning set forth in Section 2.6(a).
“Code” means the Internal Revenue Code of 1986, as amended.
“Consolidated Subsidiary”, when used with respect to any Person, means any corporation, partnership, limited liability company or other Person, whether incorporated or unincorporated, that is consolidated with such Person for financial reporting purposes under GAAP. For the avoidance of doubt, SVCP is a Consolidated Subsidiary of TCPC.
“Contract” means any agreement, contract, lease, mortgage, evidence of indebtedness, indenture, license or instrument, whether oral or written, and shall include each amendment, supplement and modification to the foregoing, to which a Person or any of its Consolidated Subsidiaries is a party or by which any of them may be bound.
“DE SOS” has the meaning set forth in Section 1.3.
“Deloitte” has the meaning set forth in Section 3.6(a).
“Determination Date” has the meaning set forth in Section 2.6(a).
“DGCL” has the meaning set forth in Section 1.1.
“Disclosure Schedule” has the meaning set forth in Section 11.9.
“DLLCA” has the meaning set forth in Section 1.1.
“DOJ” has the meaning set forth in Section 7.1(a).
“EDGAR” means the SEC’s Electronic Data Gathering Analysis and Retrieval system.
“Effective Time” has the meaning set forth in Section 1.3.
“Employee Benefit Plans” has the meaning set forth in Section 3.14.
“Enforceability Exception” has the meaning set forth in Section 3.3(a).
“Environmental Laws” means applicable Laws regulating, relating to or imposing liability or standards of conduct concerning the use, storage, handling, disposal or release of any Hazardous Substance, as in effect on the Signing Date.
“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder.
“Exchange Fund” has the meaning set forth in Section 2.3.
“Exchange Ratio” means the quotient (rounded to four decimal places) of (i) the BCIC Per Share NAV divided by (ii) the TCPC Per Share NAV, each as calculated as of the Determination Date.
“Expense Cap” has the meaning set forth in Section 9.4(c).
“Fair Value Measurements and Disclosures (Topic 820)” has the meaning set forth in Section 3.6(i).
“Fee Waiver Agreement” means that certain Fee Waiver Agreement, by and between TCP and TCPC, dated as of the Signing Date.

“FTC” has the meaning set forth in Section 7.1(a).
“GAAP” has the meaning set forth in Section 3.6(a).
“Governmental Entity” means any federal, state, local or foreign government or other governmental body, any agency, commission or authority thereof, any regulatory or administrative authority, any quasi-governmental body, any self-regulatory agency, any court, tribunal or judicial body, or any political subdivision, department or branch of any of the foregoing.
“Hazardous Substance” means any substance to the extent presently listed, defined, designated or classified as hazardous, toxic or radioactive under any applicable Environmental Law.
“HSR Act” has the meaning set forth in Section 3.4.
“Indebtedness” shall mean (a) any indebtedness or other obligation for borrowed money, (b) any indebtedness evidenced by a note, bond, debenture or similar instrument, (c) any liabilities or obligations with respect to interest rate swaps, collars, caps and similar hedging obligations, (d) any capitalized lease obligations, (e) any direct or contingent obligations under letters of credit, bankers’ acceptances, bank guarantees, surety bonds and similar instruments, each to the extent drawn upon and unpaid, (f) any obligation to pay the deferred purchase price of property or services (other than trade accounts payable in the ordinary course of business) and (g) guarantees in respect of clauses (a) through (f), in each case excluding obligations to fund commitments to portfolio companies entered into in the ordinary course of business.
“Indemnified Liabilities” has the meaning set forth in Section 7.5(a).
“Indemnified Party” has the meaning set forth in Section 7.5(a).
“Independent Director” means, with respect to TCPC or BCIC, each director who is not an “interested person,” as defined in the Investment Company Act, of TCPC or BCIC, as the case may be.
“Intellectual Property Rights” has the meaning set forth in Section 3.17.
“Intended Tax Treatment” has the meaning set forth in Section 7.12(c).
“Intervening Event” means with respect to any party any event, change or development first occurring or arising after the Signing Date that is material to, as applicable, TCPC and its Consolidated Subsidiaries, taken as a whole, or BCIC and its Consolidated Subsidiaries, taken as whole, that (i) was not known to, or reasonably foreseeable by, the party’s board of directors, as of or prior to the Signing Date and (ii) did not result from or arise out of the announcement or pendency of, or any actions required to be taken by such party (or to be refrained from being taken by such party) pursuant to, this Agreement; provided, however, that in no event shall the following events, circumstances or changes in circumstances constitute an Intervening Event: (a) the receipt, existence or terms of a Takeover Proposal or any matter relating thereto or consequence thereof or any inquiry, proposal, offer or transaction from any third party relating to or in connection with a transaction of the nature described in the definition of “Takeover Proposal” (which, for the purposes of the Intervening Event definition, shall be read without reference to the percentage thresholds set forth in the definition thereof); (b) any change in the price, or change in trading volume, of the TCPC Common Stock or BCIC Common Stock or any changes in credit ratings and any changes in any analysts’ recommendations or ratings with respect to TCPC or BCIC; (c) any failure, in and of itself, by TCPC or BCIC to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period; (d) any changes in general economic, social or political conditions or the financial markets in general; and (e) general changes or developments in the industries in which the applicable party and its Consolidated Subsidiaries operate, including general changes in Law after the Signing Date across such industries; provided, however, that the exceptions in clause (b) and clause (c) shall not apply to the underlying causes giving rise to or contributing to such change or prevent any of such underlying causes from being taken into account in determining whether an Intervening Event has occurred unless such underlying causes are otherwise excluded from the definition of Intervening Event.
“Investment Advisers Act” means the Investment Advisers Act of 1940, as amended, and the rules promulgated thereunder.
“Investment Company Act” means the Investment Company Act of 1940, as amended, and the rules promulgated thereunder.

“IRS” has the meaning set forth in Section 3.12(a).
“Joint Expenses” has the meaning set forth in Section 9.4(b).
“Joint Proxy Statement/Prospectus” has the meaning set forth in Section 3.4.
“Knowledge” means (i) for BCIC, the actual knowledge of its executive officers and directors set forth in Section 9 of the BCIC Disclosure Schedule, (ii) for TCPC, the actual knowledge of its executive officers and directors set forth in Section 9 of the TCPC Disclosure Schedule, (iii) for TCP, the actual knowledge, solely with respect to TCPC or TCP, as applicable, of the individuals set forth in Section 9(a) of the Advisors Disclosure Schedule and (iv) for BCIA, the actual knowledge, solely with respect to BCIC or BCIA, as applicable, of the individuals set forth in Section 9(b) of the Advisors Disclosure Schedule.
“Law” means any federal, state, local or foreign law (including the common law), statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction or any Permit or similar right granted by any Governmental Entity.
“Lenders” has the meaning set forth in the Recitals.
“Liens” means all security interests, liens, claims, pledges, easements, mortgages, rights of first offer or refusal or other encumbrances.
“Material Adverse Effect” means, with respect to TCPC, BCIC, TCP or BCIA, as the case may be, any event, development, change, effect or occurrence (each, an “Effect”) that is, or would reasonably be expected to be, individually or in the aggregate, materially adverse to (i) the business, operations, condition (financial or otherwise) or results of operations of such party and its Consolidated Subsidiaries, taken as a whole, other than (A) any Effect resulting from or attributable to (1) changes in general economic, social or political conditions or the financial markets in general, including the commencement or escalation of a war, armed hostilities or other material international or national calamity or acts of terrorism or earthquakes, hurricanes, other natural disasters or acts of God or pandemics, including COVID-19 (including the impact on economies generally and the results of any actions taken by Governmental Entities in response thereto), (2) general changes or developments in the industries in which such party and its Consolidated Subsidiaries operate, including general changes in Law after the Signing Date across such industries, except, in the case of the foregoing clauses (1) and (2), to the extent such changes or developments referred to therein have a materially disproportionate adverse impact on such party and its Consolidated Subsidiaries, taken as a whole, relative to other participants of similar sizes engaged in the industries in which such party conducts its businesses or (3) the announcement of (x) this Agreement or the Transactions or the identities of the parties to this Agreement or (y) the BCIC Revolving Credit Agreement Amendment or the transactions contemplated thereby or (B) any failure to meet internal or published projections or forecasts for any period, as the case may be, or, in the case of BCIC or TCPC, any decline in the price of shares of TCPC Common Stock or BCIC Common Stock, as applicable, on the Nasdaq or trading volume of TCPC Common Stock or BCIC Common Stock, as applicable, (provided that the underlying causes of such failure or decline shall be considered in determining whether there is a Material Adverse Effect) or (ii) the ability of such party to timely perform its material obligations under this Agreement or consummate the Merger and the other Transactions.
“Material Compliance Matters” has the meaning set forth in Section 3.9(c).
“Merger” has the meaning set forth in the Recitals.
“Merger Consideration” has the meaning set forth in Section 1.5(c).
“Merger Sub” has the meaning set forth in the Preamble.
“N-14” has the meaning set forth in Section 9.4(a).
“Nasdaq” has the meaning set forth in Section 2.2.
“Notice of a BCIC Superior Proposal” has the meaning set forth in Section 7.7(b).
“Notice of a TCPC Superior Proposal” has the meaning set forth in Section 7.8(b).
“Order” means any writ, injunction, judgment, order or decree entered, issued, made or rendered by any Governmental Entity.
“Original Merger Agreement” has the meaning set forth in the recitals hereto.

“Paying and Exchange Agent” has the meaning set forth in Section 2.3.
“Permit” means any license, permit, variance, exemption, approval, qualification or Order of any Governmental Entity.
“Permitted Indebtedness” means Indebtedness of TCPC or BCIC, as applicable, and its respective Consolidated Subsidiaries (i) outstanding as of the Signing Date and amendments, replacements and other modifications thereof that are permitted under the Investment Company Act, including the BCIC Revolving Credit Agreement or (ii) Indebtedness incurred after the Signing Date to the extent permitted by the Investment Company Act that is substantially consistent with the past practices of TCPC or BCIC, as applicable.
“Permitted Liens” means any Liens (as defined in the BCIC Revolving Credit Agreement) permitted under Section 6.02 of the BCIC Revolving Credit Agreement.
“Person” means an individual, a (general or limited) partnership, a corporation, a limited liability company, an association, a trust, a joint venture, a Governmental Entity or other legal entity or organization.
“Previously Disclosed” means information (i) with respect to BCIC, (A) set forth by BCIC in the BCIC Disclosure Schedule, (B) disclosed since the Applicable Date in any BCIC SEC Report and (ii) with respect to TCPC, (A) set forth by TCPC in the TCPC Disclosure Schedule or (B) disclosed since the Applicable Date in any TCPC SEC Report; provided, however, that any risk factor disclosures contained under the heading “Risk Factors,” any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are similarly predictive or forward-looking in nature in any BCIC SEC Report or TCPC SEC Report, as the case may be, shall not be deemed to be “Previously Disclosed.”
“Proceeding” means an action, suit, arbitration, investigation, examination, litigation, lawsuit or other proceeding, whether civil, criminal or administrative.
“Registration Statement” has the meaning set forth in Section 3.4.
“Regulatory Approvals” means all applications and notices with, and receipt of consents, authorizations, approvals, exemptions or nonobjections from any Governmental Entity.
“Representatives” has the meaning set forth in Section 7.6(a).
“RIC” has the meaning set forth in Section 3.12(b).
“Rights” has the meaning set forth in Section 3.2(a).
“Sarbanes-Oxley Act” has the meaning set forth in Section 3.6(g).
“SEC” means the U.S. Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933, as amended, and the rules promulgated thereunder.
“Signing Date” means September 6, 2023.
“Surviving Company” has the meaning set forth in the Recitals.
“SVCP” has the meaning set forth in the Recitals.
“Takeover Approval” has the meaning set forth in Section 7.7(a)(ii).
“Takeover Proposal” means any inquiry, proposal, discussions, negotiations or offer from any Person or group of Persons (other than TCPC or BCIC or any of their respective Affiliates) (a) with respect to a merger, consolidation, tender offer, exchange offer, stock acquisition, asset acquisition, share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or similar transaction involving BCIC or TCPC, as applicable, or any of such party’s respective Consolidated Subsidiaries, as applicable, or (b) relating to any direct or indirect acquisition, in one transaction or a series of transactions, of (i) assets or businesses (including any mortgage, pledge or similar disposition thereof but excluding any bona fide financing transaction) that constitute or represent, or would constitute or represent if such transaction is consummated, 25% or more of the total assets, net revenue or net income of BCIC or TCPC, as applicable, and such party’s respective Consolidated Subsidiaries, taken as a whole, or (ii) 25% or more of the outstanding shares of capital stock of, or other equity or voting interests in, BCIC or in any of BCIC’s Consolidated Subsidiaries or, TCPC or in any of TCPC’s Consolidated Subsidiaries, as applicable, in each case other than the Merger and the other Transactions.

“Takeover Statutes” has the meaning set forth in Section 3.10.
“Tax” means all federal, state, local, and foreign income, excise, gross receipts, gross income, profits, gains, property, capital, sales, transfer, use, payroll, employment, severance, withholding, duties, franchise, value added and other taxes, charges, levies or like assessments together with all penalties and additions to tax and interest thereon.
“Tax Dividend” means a dividend or dividends, other than a regular quarterly dividend, which is deductible pursuant to the dividends paid deduction under Section 562 of the Code, and shall have the effect of distributing to BCIC’s stockholders (i) all of its previously undistributed “investment company taxable income” within the meaning of Section 852(b) of the Code (determined without regard to Section 852(b)(2)(D) of the Code) with respect to the taxable year that will end upon the Effective Time or any prior taxable year, and (ii) any other amounts necessary to satisfy the distribution requirements of Section 852(a) of the Code and to eliminate any federal corporate-level income tax or federal excise tax imposed pursuant to Section 4982 of the Code payable by BCIC for such taxable years, if any, in each case to the extent not distributed by other dividends (including regular quarterly dividends) paid by BCIC.
“Tax Return” means a report, return, statement, form or other information (including any schedules, attachments or amendments thereto) required to be supplied to a Governmental Entity with respect to Taxes including, where permitted or required, consolidated, combined or unitary returns for any group of entities.
“TCP” has the meaning set forth in the Preamble.
“TCPC” has the meaning set forth in the Preamble.
“TCPC Adverse Recommendation Change” has the meaning set forth in Section 7.8(a).
“TCPC Advisory Agreement” means the investment advisory agreement between TCPC and TCP in effect as of the Signing Date, as amended.
“TCPC Balance Sheet” has the meaning set forth in Section 4.6(b).
“TCPC Board” has the meaning set forth in the Recitals.
“TCPC Bylaws” has the meaning set forth in Section 4.1(b).
“TCPC Capitalization Date” has the meaning set forth in Section 4.2(a).
“TCPC Certificate” has the meaning set forth in Section 4.1(b).
“TCPC Common Stock” has the meaning set forth in Section 1.5(b).
“TCPC Disclosure Schedule” has the meaning set forth in Section 11.9.
“TCPC Insurance Policy” has the meaning set forth in Section 4.15.
“TCPC Intellectual Property Rights” has the meaning set forth in Section 4.16.
“TCPC Intervening Event Notice Period” has the meaning set forth in Section 7.8(e).
“TCPC Intervening Event Recommendation Change” has the meaning set forth in Section 7.8(e).
“TCPC Material Contracts” has the meaning set forth in Section 4.14(a).
“TCPC Matters” means (i) the proposed issuance of TCPC Common Stock in connection with the Merger and (ii) any other matters required to be approved or adopted by the stockholders of TCPC in order to effect the Transactions.
“TCPC Per Share NAV” means the quotient of (i) the Closing TCPC Net Asset Value divided by (ii) the number of shares of TCPC Common Stock issued and outstanding as of the Determination Date.
“TCPC Preferred Stock” means the shares of preferred stock, par value $0.001 per share, of TCPC.
“TCPC Recommendation” has the meaning set forth in Section 7.8(a).
“TCPC Requisite Vote” has the meaning set forth in Section 4.3(a).
“TCPC SEC Reports” has the meaning set forth in Section 4.5(a).

“TCPC Special Committee” has the meaning set forth in the Recitals.
“TCPC Stockholders Meeting” has the meaning set forth in Section 4.3(a).
“TCPC Superior Proposal” means a bona fide written Takeover Proposal that was not knowingly solicited by, or the result of any knowing solicitation by, TCPC or any of its Consolidated Subsidiaries or by any of their respective Affiliates or Representatives in violation of this Agreement, made by a third party that would result in such third party becoming the beneficial owner, directly or indirectly, of more than 75% of the total voting power of TCPC or more than 75% of the assets of TCPC on a consolidated basis (a) on terms which the TCPC Board determines in good faith to be superior for the stockholders of TCPC (in their capacity as stockholders), taken as a group, from a financial point of view as compared to the Merger (after giving effect to any alternative proposed by BCIC in accordance with Section 7.8), (b) that is reasonably likely to be consummated (taking into account, among other things, all legal, financial, regulatory and other aspects of the proposal, including any conditions, and the identity of the offeror) in a timely manner and in accordance with its terms and (c) in respect of which any required financing has been determined in good faith by TCPC Board (upon the recommendation of the TCPC Special Committee) to be reasonably likely to be obtained, as evidenced by a written commitment of a reputable financing source.
“TCPC Superior Proposal Termination” has the meaning set forth in Section 7.8(b).
“TCPC Voting Debt” has the meaning set forth in Section 4.2(a).
“Termination Date” has the meaning set forth in Section 9.1(b)(ii).
“Trading Day” shall mean a day on which shares of TCPC Common Stock are traded on Nasdaq.
“Transaction Documents” means the documents and the instruments referred to in this Agreement (including, for the avoidance of doubt, the Fee Waiver Agreement and the Amended and Restated TCPC Advisory Agreement) other than the BCIC Revolving Credit Agreement and the BCIC Revolving Credit Agreement Amendment.
“Transactions” means the transactions contemplated by this Agreement (including, for the avoidance of doubt, the Merger) other than the transactions contemplated by the BCIC Revolving Credit Agreement Amendment.
“Treasury Regulations” means all final and temporary federal income tax regulations, as amended from time to time, issued under the Code by the United States Treasury Department.
ARTICLE XI

GENERAL PROVISIONS
11.1 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements set forth in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for and subject to Section 7.5 and Section 9.4 and for those other covenants and agreements contained in this Agreement that by their express terms apply or are to be performed in whole or in part after the Effective Time.
11.2 Notices. All notices and other communications in connection with this Agreement shall be in writing and shall be deemed given if delivered personally, sent via email (provided that the transmission is followed up within one Business Day by dispatch pursuant to one of the other methods described herein), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):
If to BCIC, to:

BlackRock Capital Investment Corp.
50 Hudson Yards
New York, NY 10001
Attention:	Laurence Paredes
Email:	laurence.paredes@blackrock.com

with a copy, which will not constitute notice, to:

Vedder Price PC
222 North LaSalle Street
Suite 2600
Chicago, Illinois 60601
Attention:	Bruce Rosenblum
Deborah B. Eades
Email:	brosenblum@vedderprice.com
deades@vedderprice.com

If to TCPC or Merger Sub, to:

BlackRock TCP Capital Corp.
2951 28th Street, Suite 1000
Santa Monica, CA 90405,
Attention:	CEO

with a copy, which will not constitute notice, to:

Dechert LLP
1900 K Street NW
Washington DC, United States 20006-1110
Attention:	Harry Pangas
Eric Siegel
Email:	harry.pangas@dechert.com
eric.siegel@dechert.com
If to TCP, to:

Tennenbaum Capital Partners, LLC
2951 28th Street, Suite 1000
Santa Monica, CA 90405
Attention:	Rajneesh Vig, Managing Director

If to BCIA, to:

BlackRock Capital Investment Advisors, LLC
50 Hudson Yards
New York, NY 10001
Attention:	Laurence Paredes
Email:	laurence.paredes@blackrock.com

In the case of TCP or BCIA, with a copy, which will not constitute notice, to:

Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, New York, United States
10001-8602
Attention:	David Hepp
Michael Hoffman
Matthew Collin
Email:	david.hepp@skadden.com
michael.hoffman@skadden.com
matthew.collin@skadden.com
Each such notice or other communication shall be effective upon receipt (or refusal of receipt).

11.3 Interpretation; Construction. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The terms “cash,” “dollars” and “$” mean United States dollars. All schedules and exhibits hereto shall be deemed part of this Agreement and included in any reference to this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. If any term, provision, covenant or restriction contained in this Agreement is held by a court or a federal or state regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants and restrictions contained in this Agreement shall remain in full force and effect, and shall in no way be affected, impaired or invalidated. If for any reason such court or regulatory agency determines that any term, provision, covenant or restriction is invalid, void or unenforceable, it is the express intention of the parties that such term, provision, covenant or restriction be enforced to the maximum extent permitted. The parties have jointly participated in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.
11.4 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that each party need not sign the same counterpart. Counterparts may be delivered via facsimile, electronic mail (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.
11.5 Entire Agreement. This Agreement and the Transaction Documents constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement.
11.6 Governing Law; Jurisdiction; Waiver of Jury Trial. This Agreement shall be governed and construed in accordance with the Laws of the State of Delaware applicable to Contracts made and performed entirely within such state, without regard to any applicable conflicts of law principles that would cause the application of the Laws of another jurisdiction, except to the extent governed by the Investment Company Act, in which case the Investment Company Act shall control. The parties hereto agree that any Proceeding brought by any party to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the Transactions shall be brought in the Court of Chancery of the State of Delaware, or if jurisdiction over the matter is vested exclusively in federal courts, the federal courts in the state of Delaware and the appellate courts to which orders and judgments therefore may be appealed (collectively, the “Acceptable Courts”). Each of the parties hereto submits to the jurisdiction of any Acceptable Court in any Proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the Transactions and hereby irrevocably waives the benefit of jurisdiction derived from present or future domicile or otherwise in such Proceeding. Each party hereto irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any Proceeding in any such Acceptable Court or that any such Proceeding brought in any such Acceptable Court has been brought in an inconvenient forum. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY. Each party hereto (a) certifies that no representative of any other party has represented, expressly or otherwise, that such other party would not, in the event of any action, suit or proceeding, seek to enforce the foregoing waiver, (b) certifies that it makes this waiver voluntarily and (c) acknowledges that it and the other parties hereto have been induced to enter into this Agreement, by, among other things, the mutual waiver and certifications in this Section 11.6.
11.7 Assignment; Third-Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned by any of the parties (whether by operation of law or otherwise)

without the prior written consent of the other parties. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by each of the parties and their respective successors and assigns. Except as otherwise specifically provided in Section 7.5, this Agreement (including the Transaction Documents) is not intended to and does not confer upon any Person other than the parties hereto any rights or remedies under this Agreement.
11.8 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any federal or state court located in the State of Delaware, without proof of actual damages (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which such party is entitled at law or in equity. Each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other party hereto has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity.
11.9 Disclosure Schedule. Before entry into this Agreement, TCPC, BCIC and the Advisors each delivered to the other party a schedule (the “TCPC Disclosure Schedule,” the “BCIC Disclosure Schedule” and the “Advisors Disclosure Schedule,” respectively, each, a “Disclosure Schedule”) that sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in Article III, Article IV or Article V, as applicable, or to one or more covenants contained herein; provided, however, that notwithstanding anything in this Agreement to the contrary, the mere inclusion of an item as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would be reasonably likely to have a Material Adverse Effect. Each Disclosure Schedule shall be numbered to correspond with the sections and subsections contained in this Agreement. The disclosure in any section or subsection of each Disclosure Schedule, shall qualify only (i) the corresponding section or subsection, as the case may be, of this Agreement, (ii) other sections or subsections of this Agreement to the extent specifically cross-referenced in such section or subsection thereof, and (iii) other sections or subsections of this Agreement to the extent it is reasonably apparent from a reading of the disclosure that such disclosure is applicable to such other sections or subsections.
11.10 Amendment and Restatement. This Agreement amends and restates the Original Merger Agreement in its entirety. All amendments to the Original Merger Agreement effected by this Agreement, and all other covenants, agreements, terms and provisions of this Agreement, shall have effect as of the Signing Date unless expressly stated otherwise.
[Signature Pages Follow]

IN WITNESS WHEREOF, BCIC, TCPC, Merger Sub and each Advisor have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.
BCIC:

BLACKROCK CAPITAL INVESTMENT CORPORATION

By:	/s/ Chip Holladay
	Name:	Chip Holladay
	Title:	Interim Chief Financial Officer and Treasurer

TCPC:

BLACKROCK TCP CAPITAL CORP.

By:	/s/ Erik Cuellar
	Name:	Erik Cuellar
	Title:	Chief Financial Officer
[Signature Page to Agreement and Plan of Merger]

MERGER SUB:

PROJECT SPURS MERGER SUB, LLC

By its Managing Member:

SPECIAL VALUE CONTINUATION PARTNERS, LLC

By its Member:

BLACKROCK TCP CAPITAL CORP.

By:	/s/ Erik Cuellar
	Name:	Erik Cuellar
	Title:	Authorized Signatory
[Signature Page to Agreement and Plan of Merger]

BCIA:

(solely for the purposes of Section 2.6, Article V, Section 8.1(g) and Article XI)

BLACKROCK CAPITAL INVESTMENT ADVISORS, LLC

By:	/s/ James E. Keenan
	Name:	James E. Keenan
	Title:	President and Chief Executive Officer

TCP:

(solely for the purposes of Section 2.6, Article V, Section 8.1(g) and Article XI)

TENNENBAUM CAPITAL PARTNERS, LLC

By:	/s/ Rajneesh Vig
	Name:	Rajneesh Vig
	Title:	Authorized Signatory
[Signature Page to Agreement and Plan of Merger]

Annex B
ANNEX B - OPINION OF THE FINANCIAL ADVISOR TO THE TCPC SPECIAL COMMITTEE

[LETTERHEAD OF HOULIHAN LOKEY CAPITAL, INC.]
September 5, 2023
BlackRock TCP Capital Corp.
2951 28th Street, Suite 1000
Santa Monica, CA 90405
Attn:  The Special Committee of the Board of Directors
Dear Members of the Special Committee of the Board of Directors:
We understand that BlackRock TCP Capital Corp. (the “Acquiror”) intends to enter into an Agreement and Plan of Merger (the “Agreement”) among BlackRock Capital Investment Corporation (the “Company”), the Acquiror, Project Spurs Merger Sub, LLC, an indirect wholly owned subsidiary of the Acquiror (“Merger Sub”), and, solely for the purposes set forth therein, BlackRock Capital Investment Advisors, LLC (“BCIA”) and Tennenbaum Capital Partners, LLC, a wholly owned subsidiary of BCIA (“TCP” and, collectively with BCIA, the “Advisor”), pursuant to which, among other things, (a) the Company will merge with Merger Sub (the “Merger”), with Merger Sub as the surviving company in the Merger (the “Surviving Company”), (b) each outstanding share of common stock, par value $0.001 per share (“Company Common Stock”), of the Company will be converted into the right to receive a number of shares of the common stock, par value $0.001 per share (“Acquiror Common Stock”), of the Acquiror, equal to the quotient obtained by dividing the net asset value per share of the Company Common Stock by the net asset value per share of the Acquiror Common Stock, each as to be determined in the manner and as of the date provided by the Agreement (the “Exchange Ratio”), and (c) as of the effective time of the Merger, the advisory agreement between the Company and BCIA and the administration agreement between the Company and BlackRock Financial Management, Inc. will be terminated (together, the “Terminations”).
The Special Committee (the “Committee”) of the Board of Directors (the “Board”) of the Acquiror has requested that Houlihan Lokey Capital, Inc. (“Houlihan Lokey”) provide an opinion (the “Opinion”) to the Committee as to whether, as of the date hereof, the Exchange Ratio provided for in the Merger pursuant to the Agreement is fair, from a financial point of view, to the Acquiror.
In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:
1.	reviewed a draft, received by us on September 4, 2023, of the Agreement;
2.	reviewed certain publicly available business and financial information relating to the Company and the Acquiror that we deemed to be relevant;
3.
reviewed certain information relating to the historical, current and future operations, financial condition and prospects of the Company and the Acquiror made available to us by the Advisor, including (a) financial projections prepared by the management of the Advisor relating to the Company (the “Company Projections”), (b) financial projections prepared by the management of the Advisor relating to the Acquiror (the “Acquiror Projections”), and (c) solely for illustrative purposes, financial projections prepared by the management of the Advisor relating to the Acquiror after giving effect to the Merger (the “Pro Forma Acquiror Projections”);

4.
spoken with certain members of the management of the Advisor and certain of its representatives and advisors regarding the respective businesses, operations, financial condition and prospects of the Company and the Acquiror, the Merger and related matters;

5.	compared the financial and operating performance of the Company and the Acquiror with that of companies with publicly traded equity securities that we deemed to be relevant;
6.	considered the publicly available financial terms of certain transactions that we deemed to be relevant;
7.
reviewed the net asset value per share of the Company and the net asset value per share of the Acquiror as of June 30, 2023, prepared and provided to us by the Advisor and publicly reported (the “June 30 NAVs”);

8.
compared the Exchange Ratio, determined on the basis of the June 30 NAVs, to the relative value reference ranges that we believed were indicated by our financial analyses of the Company and the Acquiror;

9.	reviewed the current and historical market prices for certain of the Company’s and the Acquiror’s publicly traded equity securities; and
10.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate.
We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. In addition, with your consent and approval, we have assumed that the Company Projections, the Acquiror Projections and the Pro Forma Acquiror Projections have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of Advisor management as to the future financial results and condition of the Company, the Acquiror on a standalone basis and the Acquiror after giving effect to the Merger, respectively. At your direction, we have assumed that the Company Projections and the Acquiror Projections provide a reasonable basis on which to evaluate the Company, the Acquiror and the Merger and we have, at your direction, used and relied upon the Company Projections and the Acquiror Projections for purposes of our analyses and this Opinion. We express no view or opinion with respect to the Company Projections, the Acquiror Projections, the Pro Forma Acquiror Projections or the respective assumptions on which they are based. We have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company or the Acquiror since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading.
We have relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Agreement and all other related documents and instruments that are referred to therein are true and correct, (b) each party to the Agreement and such other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Merger will be satisfied without waiver thereof, and (d) the Merger will be consummated in a timely manner in accordance with the terms described in the Agreement and such other related documents and instruments, without any amendments or modifications thereto that would be material to our analyses or this Opinion. We have also assumed that the Merger, together with the Second Merger, will qualify, for federal income tax purposes, as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. We have relied upon and assumed, without independent verification, that (i) the Merger will be consummated in a manner that complies in all respects with all applicable federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Merger will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would result in the disposition of any assets of the Company or the Acquiror, or otherwise have an effect on the Merger, the Company or the Acquiror or any expected benefits of the Merger that would be material to our analyses or this Opinion. In addition, we have relied upon and assumed, without independent verification, that the final form of the Agreement will not differ from the draft of the Agreement identified above in any respect material to our analyses or this Opinion.
Furthermore, in connection with this Opinion, we have not been requested to make, and have not made, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of the Company, the Acquiror or any other party. We did not estimate, and express no opinion regarding, the liquidation value of any entity or business. We have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company or the Acquiror is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company or the Acquiror is or may be a party or is or may be subject.
We have not been requested to, and did not, (a) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from third parties with respect to the Merger, the securities, assets, businesses or operations of the Company, the Acquiror or any other party, or any alternatives to the Merger, or (b) advise the

Committee, the Board or any other party with respect to alternatives to the Merger. This Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events occurring or coming to our attention after the date hereof. We are not expressing any opinion as to what the value of Acquiror Common Stock actually will be when issued pursuant to the Merger or the price or range of prices at which Company Common Stock or Acquiror Common Stock may be purchased or sold, or otherwise be transferable, at any time. We have assumed that the shares of Acquiror Common Stock to be issued in the Merger to holders of Company Common Stock will be listed on the Nasdaq Global Select Market immediately following the consummation of the Merger.
This Opinion is furnished for the use of the Committee (in its capacity as such) and, at the request of the Committee, the Board (in its capacity as such) in connection with their evaluation of the Merger and may not be used for any other purpose without our prior written consent. This Opinion is not intended to be, and does not constitute, a recommendation to the Committee, the Board, any security holder or any other party as to how to act or vote with respect to any matter relating to the Merger or otherwise.
In the ordinary course of business, certain of our employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, the Company, the Acquiror, or any other party that may be involved in the Merger and their respective affiliates or security holders or any currency or commodity that may be involved in the Merger.
Houlihan Lokey and/or certain of its affiliates have in the past provided and are currently providing financial advisory and/or other services to BlackRock, Inc., an affiliate of the Acquiror, for which Houlihan Lokey and/or its affiliates have received, and may receive, compensation, including, among other things, having provided and currently providing valuation advisory services for financial reporting and other purposes. Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and/or other financial or consulting services to the Company, the Acquiror, other participants in the Merger or certain of their respective affiliates or security holders in the future, for which Houlihan Lokey and its affiliates may receive compensation. Furthermore, in connection with bankruptcies, restructurings, distressed situations and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees, agents and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, the Company, the Acquiror, other participants in the Merger or certain of their respective affiliates or security holders, for which advice and services Houlihan Lokey and its affiliates have received and may receive compensation.
Houlihan Lokey has acted as financial advisor to the Committee in connection with the Merger and will receive a fee for such services, a portion of which became payable to Houlihan Lokey upon the rendering of this Opinion and a substantial portion of which is contingent upon the successful completion of the Merger. In addition, the Acquiror has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain potential liabilities arising out of our engagement.
This Opinion only addresses the fairness, from a financial point of view, to the Acquiror of the Exchange Ratio provided for in the Merger pursuant to the Agreement and does not address any other aspect or implication of the Merger, any related transaction or any agreement, arrangement or understanding entered into in connection therewith or otherwise, including, without limitation, the Terminations. We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Committee, the Board, the Acquiror, its security holders or any other party to proceed with or effect the Merger, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Merger or otherwise (other than the Exchange Ratio to the extent expressly specified herein), (iii) the fairness of any portion or aspect of the Merger to the holders of any class of securities, creditors or other constituencies of the Acquiror, or to any other party, except if and only to the extent expressly set forth in the last sentence of this Opinion, (iv) the relative merits of the Merger as compared to any alternative business strategies or transactions that might be available for the Acquiror, the Company or any other party, (v) the fairness of any portion or aspect of the Merger to any one class or group of the Acquiror’s or any other party’s security holders or other constituents vis-à-vis any other class or group of the Acquiror’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) the appropriate capital structure of the Acquiror, whether Acquiror should be issuing debt or equity securities or a combination of both in the Merger, or the form, structure or any aspect or terms of any debt or equity financing for the Merger or the likelihood of obtaining such financing, (vii) whether or not the Acquiror, the Company, their respective security holders or any other party is receiving or paying reasonably equivalent value in the Merger, (viii) the solvency, creditworthiness or fair value of the Acquiror, the Company or any other participant in the Merger, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (ix) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Merger, any class of such persons or any other party, relative to the Exchange Ratio or otherwise. Furthermore, we are not expressing any opinion, counsel or interpretation regarding matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with the consent of the Committee, on the assessments by the Committee, the Board, the Acquiror and their respective advisors, as to all legal, regulatory, accounting, insurance and tax matters with respect to the Company, the Acquiror and the Merger or otherwise. The issuance of this Opinion was approved by a committee authorized to approve opinions of this nature.
Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the Exchange Ratio provided for in the Merger pursuant to the Agreement is fair, from a financial point of view, to the Acquiror.
Very truly yours,

/s/ Houlihan Lokey Capital, Inc.

HOULIHAN LOKEY CAPITAL, INC.

Annex C
ANNEX C - OPINION OF THE FINANCIAL ADVISOR TO THE BCIC SPECIAL COMMITTEE

[LETTERHEAD OF KEEFE, BRUYETTE & WOODS, INC.]
September 5, 2023
The Special Committee of the Board of Directors
The Board of Directors
BlackRock Capital Investment Corporation
50 Hudson Yards
New York, NY 10001
The Special Committee of the Board of Directors (the “Committee”) and the Board of Directors (the “Board”) of BlackRock Capital Investment Corporation:
You have requested the opinion of Keefe, Bruyette & Woods, Inc. (“KBW” or “we”) as investment bankers as to the fairness, from a financial point of view, to the common stockholders of BlackRock Capital Investment Corporation (“BCIC”) of the Exchange Ratio (as defined below) in the proposed merger of BCIC with and into Project Spurs Merger Sub, LLC (“Merger Sub”), an indirect wholly-owned indirect subsidiary of BlackRock TCPC Capital Corp. (“TCPC”), with Merger Sub as the surviving company (such transaction, the “Merger”), pursuant to the Agreement and Plan of Merger (the “Agreement”) to be entered into by and among BCIC, TCPC, Merger Sub and, solely for certain limited purposes, BlackRock Capital Investment Advisors, LLC (“BCIA”), which is the investment adviser to BCIC, and Tennenbaum Capital Partners, LLC (“TCP”), which is the investment adviser to TCPC and a wholly-owned subsidiary of BCIA. Pursuant to the Agreement and subject to the terms, conditions and limitations set forth therein, at the Effective Time (as defined in the Agreement), by virtue of the Merger and without any action on the part of BCIC, TCPC or Merger Sub or the holder of any securities, each share of the common stock, par value $0.001 per share, of BCIC (“BCIC Common Stock”) issued and outstanding immediately prior to the Effective Time, except for the Cancelled Shares (as defined in the Agreement), shall be converted into the right to receive a number of shares of common stock, par value $0.001 per share, of TCPC (“TCPC Common Stock”) equal to the quotient (rounded to four decimal places) of (i) the BCIC Per Share NAV (as defined in the Agreement) divided by (ii) the TCPC Per Share NAV (as defined in the Agreement) (such quotient, the “Exchange Ratio”), each as calculated as of the Determination Date (as defined in the Agreement). At the direction of BCIC and with the consent of the Committee, we have relied upon and assumed for purposes of our analyses and this opinion, without independent verification, that the BCIC Per Share NAV and the TCPC Per Share NAV will be $4.33 and $12.94, respectively, and that, as a result thereof, the Exchange Ratio will be 0.3343x. The terms and conditions of the Merger are more fully set forth in the Agreement.
KBW has acted as financial advisor to the Committee and not as an advisor to or agent of any other person. As part of our investment banking business, we are regularly engaged in the valuation of business development company (“BDC”) securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. We and our affiliates, in the ordinary course of our and their broker-dealer businesses (and further to an existing sales and trading relationship between a KBW broker-dealer affiliate and BCIA), may from time to time purchase securities from, and sell securities to, BCIC and TCPC. In addition, as market makers in securities, we and our affiliates may from time to time have a long or short position in, and buy or sell, debt or equity securities of BCIC or TCPC for our and their own respective accounts and for the accounts of our and their respective customers and clients. A commercial bank affiliate of KBW is also a lender to TCPC under an existing revolving credit facility. We have acted exclusively for the Committee in rendering this opinion and will receive a fee from BCIC for our services. A portion of our fee is payable upon the rendering of this opinion, and a significant portion is contingent upon the successful completion of the Merger. In addition, BCIC has agreed to indemnify us for certain liabilities arising out of our engagement.
Other than in connection with this present engagement, in the past two years, KBW has not provided investment banking or financial advisory services to BCIC. In the past two years, KBW has not provided investment banking or financial advisory services to TCPC. In the past two years, KBW has not provided investment banking or financial advisory services to BCIA or TCP. We may in the future provide investment banking and financial advisory services to BCIC, TCPC, BCIA or TCP and receive compensation for such services.
C-1

The Special Committee of the Board of Directors
The Board of Directors – BlackRock Capital Investment Corporation
September 5, 2023

In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of BCIC and TCPC and bearing upon the Merger, including among other things, the following: (i) an execution version of the Agreement dated as of September 6, 2023; (ii) the audited financial statements and Annual Reports on Form 10-K for the three fiscal years ended December 31, 2022 of BCIC; (iii) the unaudited quarterly financial statements and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2023 and June 30, 2023 of BCIC; (iv) the audited financial statements and Annual Reports on Form 10-K for the three fiscal years ended December 31, 2022 of TCPC; (v) the unaudited quarterly financial statements and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2023 and June 30, 2023 of TCPC; (vi) certain other interim reports and other communications of BCIC and TCPC to their respective stockholders; and (vii) other financial information concerning the respective businesses and operations of BCIC and TCPC furnished to us by BCIC and TCPC or which we were otherwise directed to use for purposes of our analysis. Our consideration of financial information and other factors that we deemed appropriate under the circumstances or relevant to our analyses included, among others, the following: (i) the historical and current financial position and results of operations of BCIC and TCPC; (ii) the assets and liabilities of BCIC and TCPC; (iii) the nature and terms of certain other merger transactions and business combinations in the BDC industry; (iv) a comparison of certain financial and stock market information of BCIC and TCPC with similar information for certain other companies, the securities of which are publicly traded; and (v) financial and operating forecasts and projections of BCIC and TCPC that were prepared by BCIA management, provided to and discussed with us by such management, and used and relied upon by us based on such discussions, at the direction of BCIC and with the consent of the Committee. We have also performed such other studies and analyses as we considered appropriate and have taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the BDC industry generally. We have also participated in discussions with the management of BCIA regarding the past and current business operations, regulatory relations, financial condition and future prospects of BCIC and TCPC, respectively, and such other matters as we have deemed relevant to our inquiry. We have not been requested to assist, and have not assisted, BCIC with soliciting indications of interest from third parties regarding a potential transaction with BCIC. We have not relied upon a liquidation analysis of BCIC for purposes of our opinion.
In conducting our review and arriving at our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information provided to or discussed with us or that was publicly available and we have not independently verified the accuracy or completeness of any such information or assumed any responsibility or liability for such verification, accuracy or completeness. We have relied, with the consent of BCIC and the Committee, upon BCIA management as to the reasonableness and achievability of the financial and operating forecasts and projections of BCIC and TCPC referred to above (and the assumptions and bases therefor), and we have assumed that such forecasts and projections have been reasonably prepared and represent the best currently available estimates and judgments of BCIA management and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such management.
It is understood that the foregoing financial information of BCIC and TCPC that was provided to us was not prepared with the expectation of public disclosure and that all of the foregoing financial information is based on numerous variables and assumptions that are inherently uncertain (including, without limitation, factors related to general economic and competitive conditions and, in particular, the widespread disruption, extraordinary uncertainty and unusual volatility arising from global tensions and political unrest, economic uncertainty, inflation, rising interest rates and the COVID-19 pandemic, including the effect of evolving governmental interventions and non-interventions) and, accordingly, actual results could vary significantly from those set forth in such information. We have assumed, based on discussions with the management of BCIA, and with the consent of BCIC and the Committee, that all such information provides a reasonable basis upon which we can form our opinion and we express no view as to any such information or the assumptions or bases therefor. We have relied on all such information without independent verification or analysis and do not in any respect assume any responsibility or liability for the accuracy or completeness thereof.
C-2

The Special Committee of the Board of Directors
The Board of Directors – BlackRock Capital Investment Corporation
September 5, 2023

We also have assumed that there have been no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either BCIC or TCPC since the date of the last financial statements of each such entity that were made available to us. In rendering our opinion, we have not made or obtained any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of BCIC or TCPC, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor have we examined any individual loan or credit files, nor did we evaluate the solvency, financial capability or fair value of BCIC or TCPC under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Such estimates are inherently subject to uncertainty and should not be taken as our view of the actual value of any companies or assets.
We have assumed, in all respects material to our analyses, the following: (i) that the Merger and any related transactions will be completed substantially in accordance with the terms set forth in the Agreement (the final terms of which we have assumed will not differ in any respect from the execution version of the Agreement reviewed by us and referred to above), with no adjustments to the Exchange Ratio and with no other consideration or payments in respect of BCIC Common Stock; (ii) that the representations and warranties of each party in the Agreement and in all related documents and instruments referred to in the Agreement are true and correct; (iii) that each party to the Agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents; (iv) that there are no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the Merger or any related transactions and that all conditions to the completion of the Merger and any related transactions will be satisfied without any waivers or modifications to the Agreement or any of the related documents; and (v) that in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the Merger and any related transactions, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of BCIC, TCPC or the pro forma entity, or the contemplated benefits of the Merger. We have assumed that the Merger will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. We have further been advised by representatives of BCIC that BCIC has relied upon advice from its advisors (other than KBW) or other appropriate sources as to all legal, financial reporting, tax, accounting and regulatory matters with respect to BCIC, TCPC, Merger Sub, the Merger and any related transaction and the Agreement. KBW has not provided advice with respect to any such matters.
This opinion addresses only the fairness, from a financial point of view, as of the date hereof, of the Exchange Ratio in the Merger to the holders of BCIC Common Stock. We express no view or opinion as to any other terms or aspects of the Merger or any term or aspect of any related transaction (including the termination of the investment advisory agreement between BCIC and BCIA and the administration agreement between BCIC and BlackRock Financial Management, Inc., the entry into an amended and restated investment advisory agreement by TCPC and TCP or the fee waiver to be entered into by and between TCPC and TCP), including without limitation, the form or structure of the Merger or any such related transaction, any consequences of the Merger or any related transaction to BCIC, its stockholders, creditors or otherwise, or any terms, aspects, merits or implications of any employment, consulting, voting, support, stockholder or other agreements, arrangements or understandings contemplated or entered into in connection with the Merger, any such related transaction, or otherwise. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof. There is currently significant volatility in the stock and other financial markets arising from global tensions and political unrest, economic uncertainty, inflation, rising interest rates and the COVID-19 pandemic, including the effect of evolving governmental interventions and non-interventions. It is understood that subsequent developments may affect the conclusion reached in this opinion and that KBW does not have an obligation to update, revise or reaffirm this opinion. We express no view or opinion as to any changes to the BCIC Per Share NAV or the TCPC Per Share NAV after the date hereof from the respective amounts thereof that we have been directed to assume for purposes of our analyses and this opinion. Our opinion does not address, and we express no view or opinion with respect to, (i) the underlying business decision of BCIC to engage in the Merger or enter
C-3

The Special Committee of the Board of Directors
The Board of Directors – BlackRock Capital Investment Corporation
September 5, 2023

into the Agreement, (ii) the relative merits of the Merger as compared to any strategic alternatives that are, have been or may be available to or contemplated by BCIC, the Committee or the Board, (iii) the fairness of the amount or nature of any compensation to any of BCIC’s officers, directors or employees, or any class of such persons, relative to any compensation to the holders of BCIC Common Stock, (iv) the effect of the Merger or any related transaction on, or the fairness of the consideration to be received by, holders of any class of securities of BCIC (other than the holders of BCIC Common Stock, solely with respect to the Exchange Ratio (as described herein) and not relative to the consideration to be received by holders of any other class of securities) or holders of any class of securities of TCPC or any other party to any transaction contemplated by the Agreement, (v) any fees payable by TCPC to TCP for investment advisory and management services or the reduction of fees resulting from the fee waiver between TCPC and TCP, (vi) any adjustment (as provided in the Agreement) to the Exchange Ratio assumed for purposes of our opinion (whether relating to a tax dividend or otherwise); (vii) the actual value of TCPC Common Stock to be issued in connection with the Merger, (viii) the prices, trading range or volume at which TCPC Common Stock will trade following the public announcement or consummation of the Merger, (ix) any advice or opinions provided by any other advisor to any of the parties to the Merger or any other transaction contemplated by the Agreement, or (x) any legal, regulatory, accounting, tax or similar matters relating to BCIC, TCPC, Merger Sub, any of their respective stockholders, or relating to or arising out of or as a consequence of the Merger or any other related transaction, including whether or not the Merger will qualify as a tax-free reorganization for United States federal income tax purposes.
This opinion is for the information of, and is directed to, the Committee (in its capacity as such) and, as requested by the Committee, the Board (in its capacity as such) in connection with their respective consideration of the financial terms of the Merger. This opinion does not constitute a recommendation to the Committee or the Board as to how it should vote on the Merger, or to any holder of BCIC Common Stock or any stockholder of any other entity as to how to vote or act in connection with the Merger or any other matter, nor does it constitute a recommendation as to whether or not any such stockholder should enter into a voting, stockholders’, affiliates’ or other agreement with respect to the Merger or exercise any dissenters’ or appraisal rights that may be available to such stockholder.
This opinion has been reviewed and approved by our Fairness Opinion Committee in conformity with our policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.
Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio in the Merger is fair, from a financial point of view, to the holders of BCIC Common Stock.
Very truly yours,

/s/ Keefe, Bruyette & Woods, Inc.

Keefe, Bruyette & Woods, Inc.
C-4

PART C: OTHER INFORMATION
Item 15.	Indemnification.
TCPC’s certificate of incorporation and bylaws, together with the rules of The Nasdaq Global Select Market, provide that:
•	the TCPC Board be organized in a single class with all directors standing for election each year
•	directors may be removed by the affirmative vote of the holders of 75% of the then outstanding shares of TCPC’s capital stock entitled to vote; and
•
subject to the rights of any holders of preferred stock, any vacancy on the board of directors, however the vacancy occurs, including a vacancy due to an enlargement of the board, may only be filled by vote of a majority of the directors then in office.

The TCPC certificate of incorporation also provides that special meetings of the stockholders may only be called by the TCPC Board, Chairman, Vice-Chairman (if any), Chief Executive Officer or President. Delaware’s corporation law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws requires a greater percentage. The TCPC certificate of incorporation permits the TCPC Board to amend or repeal the by-laws or adopt new by-laws at any time by two-thirds vote. Stockholders may amend or repeal the by-laws or adopt new by-laws with the affirmative vote of 80% of the then outstanding shares.
Limitations of liability and indemnification
Under the TCPC certificate of incorporation, TCPC fully indemnifies any person who was or is involved in any actual or threatened action, suit or proceeding by reason of the fact that such person is or was one of our directors or officers; provided, however, that, except for proceedings to enforce rights to indemnification, TCPC will not be obligated to indemnify any director or officer in connection with a proceeding initiated by such person unless such proceeding was authorized or consented to by the TCPC Board. So long as TCPC is regulated under the 1940 Act, the above indemnification and limitation of liability is limited by the 1940 Act or by any valid rule, regulation or order of the SEC thereunder. The 1940 Act provides, among other things, that a company may not indemnify any director or officer against liability to it or its security holders to which he or she might otherwise be subject by reason of his or her willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.
Delaware law also provides that indemnification permitted under the law shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation’s bylaws, any agreement, a vote of stockholders or otherwise.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of TCPC pursuant to the provisions described above, or otherwise, TCPC has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by TCPC of expenses incurred or paid by a director, officer or controlling person in the successful defense of an action suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, TCPC will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is again public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
TCPC carries liability insurance for the benefit of its directors and officers (other than with respect to claims resulting from the willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office) on a claims-made basis.

Item 16.	Exhibits.
(1)(a)
Certificate of Incorporation of the Registrant (Incorporated by reference to Exhibit (a)(2) to the Registrant’s Registration Statement under the Securities Act of 1933 (File No. 814-00899), on Form N-2, filed on May 13, 2011)

(1)(b)	Certificate of Amendment to the Certificate of Incorporation of the Registrant (Incorporated by reference to Exhibit 99.2 to the Registrant’s Form 8-K, filed on August 2, 2018)

(2)	Amended and Restated Bylaws of the Registrant (Incorporated by reference to Exhibit 99.3 to the Registrant’s Form 8-K, filed on August 2, 2018)

(3)	Not applicable

(4)(a)
Agreement and Plan of Merger among BlackRock Capital Investment Corporation, BlackRock TCP Capital Corp., BCIC Merger Sub, LLC and, for the limited purposes set forth therein, BlackRock Capital Investment Advisors, LLC and Tennenbaum Capital Partners, LLC, dated as of
September 6, 2023 (Incorporated by reference to Exhibit 2.1 filed with the Registrant’s Current Report on Form 8-K (File No. 814-00899) filed on September 6, 2023).

(4)(b)
Amended and Restated Agreement and Plan of Merger among BlackRock Capital Investment Corporation,BlackRock TCP Capital Corp., BCIC Merger Sub, LLC and, for the limited purposes set forth therein, BlackRock Capital Investment Advisors, LLC and Tennenbaum Capital Partners, LLC, dated as of January 10, 2024 (Incorporated by reference to Exhibit 2.1 to the Registrant’s Form 8-K filed on January 11, 2024)

(5)(a)
Second Supplemental Indenture, dated as of August 23, 2019, by and between the Registrant and U.S. Bank National Association, as the Trustee (Incorporated by reference to Exhibit 4.1 to the Registrant’s Form 8-K, filed on August 23, 2019)

(5)(b)	Form of Global Note of 3.900% Notes due 2024 (included in Exhibit 4.1)(Incorporated by reference to Exhibit 4.1 to the Registrant’s Form 8-K, filed on August 23, 2019)

(5)(c)
Indenture, dated as of June 17, 2014, by and between the Registrant and U.S. Bank National Association, as the Trustee (Incorporated by reference to Exhibit 4.1 to the Registrant’s Form 8-K filed on June 17, 2014)

(5)(d)	Form of Global Note of 5.25% Convertible Senior Notes Due 2019 (included in Exhibit 4.3) (Incorporated by reference to Exhibit 4.1 to the Registrant’s Form 8-K filed on June 17, 2014)

(5)(e)
Indenture, dated as of September 6, 2016, by and between the Registrant and U.S. Bank National Association, as the Trustee (Incorporated by reference to Exhibit 4.1 to the Registrant’s Form 8-K filed on September 6, 2016)

(5)(f)	Form of Global Note of 4.625% Convertible Senior Notes due 2022 (included in Exhibit 4.5) (Incorporated by reference to Exhibit 4.1 to the Registrant’s Form 8-K filed on September 6, 2016)

(5)(g)
Indenture, dated as of August 11, 2017, by and between the Registrant and U.S. Bank National Association, as the Trustee (Incorporated by reference to Exhibit (d)(1) to Post-Effective Amendment No. 1 to the Registrant’s Registration Statement under the Securities Act of 1933 (File No. 814-00899), on Form N-2, filed on August 11, 2017)

(5)(h)
First Supplemental Indenture, dated as of August 11, 2017, by and between the Registrant and U.S. Bank National Association, as the Trustee (Incorporated by reference to Exhibit (d)(4) to Post-Effective Amendment No. 1 to the Registrant’s Registration Statement under the Securities Act of 1933 (File No. 814-00899), on Form N-2, filed on August 11, 2017)

(5)(i)
Form of Global Note of 4.125% Notes Due 2022 (included in Exhibit 4.8) (Incorporated by reference to Exhibit (d)(4) to Post-Effective Amendment No. 1 to the Registrant’s Registration Statement under the Securities Act of 1933 (File No. 814-00899), on Form N-2, filed on August 11, 2017)

(5)(j)	Description of Securities (Incorporated by reference to Exhibit 4.11 to the Registrant’s Form 10-Q on May 11, 2020)

(5)(k)
Third Supplemental Indenture, dated as of February 9, 2021, by and between the Registrant and U.S. Bank National Association, as the Trustee (Incorporated by reference to Exhibit 4.1 to the Registrant’s Form 8-K filed on February 9, 2021)

(5)(l)	Form of Global Note of 2.850% due 2026 (included in Exhibit 4.11) (Incorporated by reference to Exhibit 4.1 to the Registrant’s Form 8-K filed on February 9, 2021)

(6)(a)
Second Amended and Restated Investment Management Agreement between BlackRock TCP Capital Corp. and Tennenbaum Capital Partners, LLC, dated as of September 6, 2023 (Incorporated by reference to Exhibit 10.1 filed with the Registrant’s Current Report on Form 8-K (File No. 814-00899) filed on September 6, 2023)

(6)(b)
Fee Waiver Agreement between BlackRock TCP Capital Corp. and Tennenbaum Capital Partners, LLC, dated as of September 6, 2023 (Incorporated by reference to Exhibit 10.2 filed with the Registrant’s Current Report on Form 8-K (File No. 814-00899) filed on September 6, 2023)

(7)	Not applicable

(8)	Not applicable

(9)
Custodial Agreement dated as of July 31, 2006 (Incorporated by reference to Exhibit (j) to the Registrant’s Registration Statement under the Securities Act of 1933 (File No. 814-00899), on Form N-2, filed on May 13, 2011)

(10)	Not applicable

(11)
Opinion and Consent of Skadden, Arps, Slate, Meagher & Flom LLP with respect to the legality of shares (Incorporated by reference to Exhibit 11 to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 filed on November 9, 2023)

(12)	Form of Opinion and Consent of Skadden, Arps, Slate, Meagher & Flom LLP supporting tax matters and consequences to stockholders discussed in the joint proxy statement/prospectus.**

(13)(a)
Form of Administration Agreement of the Registrant (Incorporated by reference to Exhibit (k)(1) to the Registrant’s Registration Statement under the Securities Act of 1933 (File No. 814-00899), on Form N-2, filed on May 13, 2011)

(13)(b)
Form of Transfer Agency and Registrar Services Agreement (Incorporated by reference to Exhibit (k)(2) to the Registrant’s Registration Statement under the Securities Act of 1933 (File No. 814-00899), on Form N-2, filed on March 5, 2012)

(13)(c)
Second Amended and Restated Partnership Agreement of Special Value Continuation Partners, LP dated January 29, 2018 (Incorporated by reference to Exhibit 3 to Special Value Continuation Partner, LP’s Form 8-K filed on January 30, 2018)

(13)(d)	Amended and Restated Credit Agreement dated as of May 6, 2019 (Incorporated by reference to Exhibit 10.2 to the Registrant’s Form 8-K filed on May 8, 2019)

(13)(e)	Amended and Restated Guaranty, Pledge and Security Agreement dated as of May 6, 2019 (Incorporated by reference to Exhibit 10.3 to the Registrant’s Form 8-K filed on May 8, 2019)

(13)(f)	Amendment No. 1 to Amended and Restated Credit Agreement dated as of May 6, 2019 (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K filed on April 28, 2020)

(13)(g)	Amendment No. 2 to Amended and Restated Credit Agreement dated as of May 6, 2019 (Incorporated by reference to Exhibit 10.2 to the Registrant’s Form 8-K filed on April 28, 2020)

(13)(h)	Incremental Commitment Agreement dated as of April 25, 2020 (Incorporated by reference to Exhibit 10.3 to the Registrant’s Form 8-K filed on April 28, 2020)

(13)(i)	Loan and Servicing Agreement dated as of August 4, 2020 (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K filed on August 6, 2020)

(13)(j)	Form of License Agreement (Incorporated by reference to Exhibit 10.19 to the Registrant’s Form 10-K filed on February 25, 2021)

(13)(k)	Amendment No. 4 to Amended & Restated Senior Secured Revolving Credit Agreement (Incorporation by reference to Exhibit 10.16 to the Registrant’s Form 10-K filed on February 25, 2021)

(13)(l)	Second Amendment to Loan and Servicing Agreement (Incorporation by reference to Exhibit 10.17 to the Registrant’s Form 10-K filed on February 25, 2021)

(13)(m)	Amendment No. 5 to Amended and Restated Credit Agreement dated as of June 22, 2021 (Incorporation by reference to Exhibit 10.1 to the Registrant’s From 8-K filed on June 24, 2021)

(13)(n)	Fifth Amendment to Loan and Servicing Agreement (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K filed on August 8, 2023)

(13)(o)
Eighth Amendment, dated as of September 6, 2023, by and among BlackRock Capital Investment Corporation, the Subsidiary Guarantors party thereto, the Lenders party thereto and Citibank, N.A., as administrative agent to Second Amended and Restated Senior Secured Revolving Credit Facility, dated as of February 19, 2016 (Incorporated by reference to Exhibit 10.1 to BlackRock Capital Investment Corporation’s Form 8-K filed on September 6, 2023)

(14)(a)	Consent of Deloitte & Touche LLP (BlackRock TCP Capital Corp.) *

(14)(b)	Consent of Deloitte & Touche LLP (BlackRock Capital Investment Corporation) *

(15)	Not applicable

(16)	Power of Attorney (Incorporated by reference to Exhibit 16 to the Registrant’s Registration Statement on Form N-14 filed on October 6, 2023)

(17)(a)	Form of Proxy Card of BlackRock TCP Capital Corp.*

(17)(b)	Form of Proxy Card of BlackRock Capital Investment Corporation*

(17)(c)	Consent of Houlihan Lokey Capital, Inc.*

(17)(d)	Consent of Keefe, Bruyette and Woods, Inc.*

(18)	Filing Fees Table (Incorporated by reference to Exhibit 18 to the Registrant’s Registration Statement on Form N-14 filed on October 6, 2023)
*	Filed herewith.
**	To be filed by amendment.

Item 17.	Undertakings.
(1) The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.
(2) The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.
(3) The undersigned registrant undertakes to file the opinion of counsel supporting the tax consequences of the proposed reorganization required by Item 16(12) of Form N-14 through an amendment to this registration statement within a reasonable time after the closing of the reorganization.

SIGNATURES
As required by the Securities Act of 1933, this registration statement has been signed on behalf of the registrant, in the City of Santa Monica, and State of California, on the 11th day of January, 2024.
BLACKROCK TCP CAPITAL CORP.

By:	/s/ Rajneesh Vig
Rajneesh Vig
Chief Executive Officer
As required by the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:
Signature	Title	Date

/s/ Rajneesh Vig	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	January 11, 2024
Rajneesh Vig

*	Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	January 11, 2024
Erik L. Cuellar

*	Director	January 11, 2024
Eric J. Draut

*	Director	January 11, 2024
Karen L. Leets

*	Director	January 11, 2024
M. Freddie Reiss

*	Director	January 11, 2024
Peter E. Schwab

*	Director	January 11, 2024
Andrea Petro
*	Signed by Rajneesh Vig pursuant to a power of attorney signed by each individual and filed with this Registration Statement on October 6, 2023.